As filed with the Securities and Exchange Commission on November 21, 2005

Registration No. 333-124287

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HEXION SPECIALTY CHEMICALS, INC.

(Exact name of registrant as specified in charter)

New Jersey	2821	13-0511250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Mark S. Antonvich, Esq.

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

With a copy to:

Rosa A. Testani, Esq. William B. Kuesel, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	Kris F. Heinzelman, Esq. LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share (4)	$552,000,000	$64,970.40
Convertible Perpetual Preferred Stock, par value $0.01 per share	$143,750,000	$16,919.38
Common Stock, par value $0.01 per share (5)	—	—
Total	$695,750,000	$81,889.78

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	The proposed maximum offering price of each security will be determined by the registrant in connection with, and at the time of, the issuance of the securities.

(3)	Previously paid $94,160 by wire transfer on April 22, 2005.

(4)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(5)	This registration statement also registers shares of our common stock that are issuable upon conversion of the convertible perpetual preferred stock registered hereby or otherwise issuable pursuant to the terms thereof. Pursuant to Rule 416 under the Securities Act the number of shares registered includes an indeterminate number of shares of our common stock issuable upon conversion of the convertible perpetual preferred stock, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions. We will not receive additional consideration in connection with the conversion into our common stock by the holders of the convertible perpetual preferred stock, and therefore, no registration fee is required pursuant to Rule 457(i) for such shares of our common stock registered hereby.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectus: one to be used in connection with an initial public offering of 20,000,000 shares of our common stock (the “common stock prospectus”) and one to be used in connection with an initial public offering of $125.0 million aggregate liquidation preference of our convertible perpetual preferred stock (the “preferred stock prospectus”). The common stock prospectus and the preferred stock prospectus will be identical in all respects except for the alternate pages for the preferred stock prospectus included herein which are each labeled “Alternate Page for Preferred Stock Prospectus.”

The information in this prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2005

20,000,000 Shares

HEXION SPECIALTY CHEMICALS, INC.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $21.00 and $24.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “HXN.”

We are selling 11,555,556 shares of common stock, and Hexion LLC, our parent (the “selling shareholder”), is selling 8,444,444 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder. This offering is being made concurrently with the offering of our convertible perpetual preferred stock (the “convertible perpetual preferred stock”) pursuant to a separate prospectus. This offering is not contingent on the convertible perpetual preferred stock offering. We intend to use all of the net proceeds from the sale of common stock being sold by us and from the sale of our convertible perpetual preferred stock together with available cash to redeem all of our outstanding shares of Series A Preferred Stock and pay related fees and expenses.

The underwriters have an option to purchase a maximum of 3,000,000 additional shares of common stock from the selling shareholder to cover over-allotments of shares of common stock.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 17.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Hexion Specialty Chemicals, Inc.	Proceeds to Selling Shareholder
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Goldman, Sachs & Co.

JPMorgan	Lehman Brothers

Bear, Stearns & Co. Inc.

Citigroup

Deutsche Bank Securities

Morgan Stanley

UBS Investment Bank

William Blair & Company

KeyBanc Capital Markets

The date of this prospectus is                     , 2005.

HEXION™

Specialty Chemicals

The new thermoset resins leader

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                    , 2006 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

i

Market, Industry and Financial Data

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable.

Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and internal analysis and estimates. The global thermoset resins market is approximately $34 billion in annual sales. We based our market estimates on the $19 billion market for the product areas of the global thermoset resins market upon which we focus.

We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry participants.

Except as may otherwise be noted in this prospectus, all financial and other data for the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005 presented herein give pro forma effect to the offerings (as defined in “Prospectus Summary—Hexion Specialty Chemicals, Inc.—The Prior and Current Transactions”), including the application of the net proceeds to the Company therefrom, and the other Transactions (as defined in “Prospectus Summary—Hexion Specialty Chemicals, Inc.—The Prior and Current Transactions”) as if they each had occurred on January 1, 2004, and all financial and other data as of September 30, 2005 presented herein give pro forma effect to the offerings, including the application of the net proceeds to the Company therefrom (as defined in “Prospectus Summary—Hexion Specialty Chemicals, Inc.—The Prior and Current Transactions”) as if they each had occurred on September 30, 2005 (with the financial and other data as of September 30, 2005 already reflecting the Prior Transactions and the Current Transactions (as defined in “Prospectus Summary—Hexion Specialty Chemicals, Inc.—The Prior and Current Transactions”).

ii

PROSPECTUS SUMMARY

This summary highlights information about Hexion Specialty Chemicals, Inc. and the offering contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require (i) all references to “Borden Chemical” refer to Borden Chemical, Inc. and its subsidiaries prior to the Current Transactions (as defined in “—Hexion Specialty Chemicals, Inc.—The Prior and Current Transactions”), (ii) all references to “Resolution Performance” refer to Resolution Performance Products Inc. and its subsidiaries prior to the Current Transactions, provided that with respect to financial data, all references to “Resolution Performance” refer to Resolution Performance Products LLC, a wholly-owned operating subsidiary of Resolution Performance Products, Inc., and its subsidiaries, (iii) all references to “Resolution Specialty” refer to Resolution Specialty Materials Inc. and its subsidiaries prior to the Current Transactions and (iv) all references to “Bakelite” refer to Bakelite Aktiengesellschaft and its subsidiaries prior to the Bakelite Transaction.

Hexion Specialty Chemicals, Inc.

Overview

We are the world’s largest producer of thermosetting resins, or thermosets. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We are focused on providing a broad array of thermosets and associated technologies, with leading market positions in all key markets served. Our breadth of related products provides us with significant advantages across our operations, technologies and commercial organizations, while our scale provides us with significant efficiencies in our fixed and variable cost structure, allowing us to compete effectively throughout the value chain. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us with a lower cost operating structure and security of supply. Our value-added, technical service-oriented business model enables us to effectively participate in high-end specialty markets, while our scale enables us to extract value from higher volume applications.

Thermosets are developed to meet the performance characteristics required for each specific end use product. The type of thermoset used and how it is formulated, applied and cured determines the key attributes, such as durability, gloss, heat resistance, adhesion or strength of the final product. Hexion has the broadest range of thermoset resin technologies, with world class research, applications development and technical service capabilities. The total global thermoset resins market is approximately $34 billion in annual sales and includes products such as polyurethanes, urea-formaldehyde, phenol-formaldehyde, unsaturated polyesters, epoxies and melamine-formaldehyde. The key product areas of the global thermoset resins market upon which we focus and in which we have leading market positions is approximately $19 billion in annual sales, which excludes polyurethanes, unsaturated polyesters and furans/other.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical laminates. As of September 30, 2005, we had 86 production and distribution sites globally, and produce many of our key products locally in North America, Latin America, Europe and Asia. Through our worldwide network of strategically located production facilities, we serve more than 5,000 customers in 96 countries. Our global customers include leading companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Owens Corning, PPG Industries, Sumitomo, Sun Chemicals, Valspar and Weyerhaeuser.

Hexion was formed on May 31, 2005 through the combination of Borden Chemical (including Bakelite), Resolution Performance and Resolution Specialty. We believe the consolidation of these entities will provide us with significant opportunities for growth through global product line management, as well as considerable opportunities to increase operational efficiencies, reduce fixed costs, optimize manufacturing assets and improve the efficiency of capital spending. In 2004 and for the nine months ended September 30, 2005, on a pro forma basis, we generated pro forma net sales of $4.1 billion and $3.6 billion, respectively. In 2004, 51% of our net sales were derived from sales to North America, 32% to Western Europe and 17% to Asia-Pacific, Latin America, Eastern Europe and other emerging markets. As of September 30, 2005, we had $2.4 billion principal amount of outstanding indebtedness and $0.2 billion of cash and equivalents.

Our Business

As of the closing of the Combinations on May 31, 2005, our thermosets are used in two primary applications: Adhesive & Structural and Coating. The table below illustrates each group’s net sales to external customers for the year ended December 31, 2004, as well as each group’s major product lines, major industry sectors served, major end-use markets and key differentiating characteristics.

	Adhesive & Structural	Coating
2004 Pro Forma Net Sales	$2.9 billion	$1.2 billion

Major Products	• Formaldehyde based resins and intermediates • Epoxy resins and intermediates • Composite resins • Phenolic encapsulated substrates • Molding compounds	• Epoxy resins • Polyester resins • Alkyd resins • Acrylic resins • Ink resins and additives • Versatic acids and derivatives

Major Industry Sectors Served

•   Wood products and furniture

•   Transportation and industrial

•   Electrical equipment and appliances

•   Electronic products

•   Oil and gas field support

•   Marine and recreational (boats, RVs)

•   Chemical manufacturing

• Home building and maintenance • Transportation and industrial • Electrical equipment and appliances • Furniture • Printing • Chemical manufacturing

Major End-Use Markets	• Plywood, particleboard, OSB, MDF • Carbon and glass fiber composites • Automotive friction materials • Furniture • Construction • Electrical laminates • Foundry • Oil and gas field proppants	• Decorative paints • Auto coatings • Marine and industrial coatings • Construction and maintenance coatings • Printing inks • Specialty coatings

Key Characteristics of Resins	• Strength • Adhesion • Resistance (heat, water, electricity)	• Durability • Gloss and color retention • Resistance (water, UV, corrosion, temperature) • Strength

Adhesive & Structural

Our Adhesive & Structural group is a leading global supplier of thermosets used in adhesive and structural applications. These products are used in a variety of end-markets including residential, commercial and industrial construction and repair/remodeling, furniture manufacture, automotive, oil and gas, chemicals and electronics. In 2004, our Adhesive & Structural group contributed approximately $2.9 billion to our net sales ($1.2 billion from our formaldehyde and forest product resins line and $1.7 billion from our epoxy and phenolic resins line). Our key products in the Adhesive & Structural group include:

•	Formaldehyde Based Resins and Intermediates. We are the leading producer of formaldehyde based resins for the forest products industry in North America with a 44% market share by volume and also hold significant positions in Europe, Latin America and Australia. Our products are used in a wide range of applications in the construction, automotive, electronics, oil drilling and steel industries. We are also the world’s largest producer of specialty phenolic resins and formaldehyde. We internally consume approximately half of our formaldehyde production, giving us a significant competitive advantage.

•	Epoxy Resins and Intermediates. We are the world’s largest supplier of epoxy resins. Epoxy resins comprise the fundamental building blocks of many types of materials, such as formulated composite resins and structural adhesives and are often used in the auto, aerospace and electronics industries due to their unparalleled strength and durability. We also provide complementary products such as epoxy modifiers, curing agents, reactive diluents and specialty liquids.

•	Composite Resins. We are a leading producer of resins used in composites. Composites are a fast growing class of materials which are used in a wide variety of applications ranging from airframes and windmill blades to golf clubs. We supply epoxy resins to fabricators in the aerospace, sporting goods and pipe markets with a 44% market share in each of the United States and Europe. In addition to epoxy, we manufacture resins from unsaturated polyester (UPR), which are generally combined with fiberglass for applications ranging from boat hulls to bathroom fixtures.

•	Phenolic Encapsulated Substrates. We are a leading producer of phenolic encapsulated sand and ceramic substrates used in oil field services and foundry applications. Our highly specialized compounds are designed to perform under extreme conditions, such as intense heat, high-stress and corrosive environments. In the oil field services industry we have a 45% global market share in resin encapsulated proppants, which are used to enhance oil and gas recovery rates and extend well life. We are also the leading producer by volume of foundry resins in North America with a 44% market share. Our foundry resin systems are used by major automotive and industrial companies for precision casting.

•	Molding Compounds. We are the leading producer of molding compounds in Europe, with an estimated market share of 69%. We formulate and produce a wide range of phenolic, polyester and epoxy compounds used to manufacture components requiring heat stability, electrical insulation, fire resistance and durability.

Coating

We are a leading supplier of resins used in surface coating applications. Our coating products are used by customers in a variety of end-markets including architectural coatings, civil engineering, electronics, automotive and a wide variety of applications in the industrial and consumer markets. In 2004, our Coating group contributed approximately $1.2 billion to our net sales. Our key products in the Coating group include:

•	Epoxy Resins. In addition to the adhesive uses mentioned previously, epoxy resins are used for a variety of high-end coating applications which require the superior strength and durability of epoxy. Examples include protective coating for industrial and domestic flooring, pipe, marine and construction applications, powder coatings and automotive coatings.

•	Polyester Resins. We are a leading supplier of polyester coatings resins in North America with a market share of 10% and are also a major producer in Europe with a powder coatings market share of 10%. We provide custom polyester resins, both liquid and powder, to customers for use in industrial coatings requiring specific properties such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in transportation, automotive, machinery, appliances and metal office furniture.

•	Alkyd Resins. We share the leading position in alkyd resins in North America with a market share of 31% and are a major producer in Europe, specifically in Scandinavia and Italy. We provide alkyd resins to customers for use in the manufacture of professional grade paints and coatings. Our alkyd resins business shares an integrated production platform with our polyester resins business, which allows for flexible sourcing, plant balancing and economies of scale.

•	Acrylic Resins. We are a supplier of acrylic resins (solvent and water-based) in North America and Europe. Acrylic resins are used for interior trim paints and exterior applications where weathering protection, color and gloss retention are critical. In addition, we produce a wide range of specialty acrylic resins for marine and maintenance paints and automotive topcoats. We are also a low cost producer of acrylic monomer, the key raw material for our acrylic resins. This ability to produce key raw materials gives us a competitive cost advantage relative to our competitors and ensures adequacy of supply.

•	Ink Resins and Additives. We are the world’s largest producer of ink resins and associated products with a market share of 15%. Ink resins are used to apply ink to a variety of different substrates including paper, cardboard, metal foil and plastic. We are also a provider of formulated UV-cure coatings and inks. Our proprietary technology has enabled us to gain a leading position in the global fiber optic market.

•	Versatic Acids and Derivatives. We are the world’s largest producer of versatic acids and derivatives, with a market share of 74%. Versatic acids and derivatives are specialty monomers which provide significant performance advantages to finished coatings, including superior adhesion, flexibility, ease of application and other high performance characteristics. Applications for versatic acids include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products.

Competitive Strengths

We are one of the leading specialty chemical companies in the world based on the following competitive strengths:

World’s Largest Thermoset Resins Producer. We are the world’s largest producer of thermoset resins with leading positions across various end-markets and geographies. Our global scale and breadth of product line provide us with significant advantages over many of our competitors. We are first or second in market position by volume in our key product areas, which collectively represent more than 75% of our 2004 net sales.

Unique Selling Proposition. The majority of our customers require solutions that are tailored to their individual production needs and require a high degree of technical service and customized product formulations. Our diverse thermoset product offering allows us to leverage related technologies across geographies, customers and end-markets in order to provide a broad range of product and technical service solutions. As a result, we have cultivated stable, longstanding customer relationships.

Global Infrastructure. We believe our global scope and our ability to internally produce key raw materials give us an advantage compared with many of our smaller competitors. We believe that we are well positioned in higher growth regions and will continue to grow internationally.

Low Cost Position. Our low cost manufacturing position is the result of our 86 production and distribution sites strategically located throughout the world and our selectively integrated supply position in critical intermediate materials. Our ability to internally produce key raw materials provides us a significant cost advantage over our competitors. Furthermore, our large market position and scale in each of our key product markets provides us with significant purchasing and manufacturing efficiencies.

Well Positioned in Diverse End-Markets and Higher Growth Sectors. We have a diversified revenue and customer base in a variety of end-markets and geographies. Our products are used in a broad range of applications and are sold into stable markets, as well as higher growth markets.

Strong Free Cash Flow. We expect to generate strong free cash flow (cash flow from operating activities less anticipated capital expenditures) due to our size and position within the thermoset resins industry, and the industry leading cost structure we have in place. Additionally, we expect to realize significant synergies from the Current Transactions which should further improve free cash flow.

Strong Management Team. We believe that we have a world-class management team led by Craig O. Morrison, our President and Chief Executive Officer, and William H. Carter, our Chief Financial Officer. Marvin O. Schlanger, former Chief Executive Officer of Arco Chemical and Resolution Performance, is our Vice Chairman. Our management team has demonstrated expertise in growing our businesses organically, integrating acquisitions and executing on significant cost cutting programs.

Strategy

We are focused on augmenting our growth, as well as increasing shareholder value, return on investment, cash flows and profitability. We believe we can achieve these related goals through the following strategies:

Utilize Our Integrated Platform Across Product Offerings. As the world’s largest producer of thermoset resins, we have an opportunity to provide our customers with a broad range of resins products on a global basis. We believe this provides us the opportunity to become a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price.

Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations. In 2004, on a pro forma basis, we incurred approximately $65 million in research and development expenses, which represented approximately 2% of our pro forma net sales during that period.

Expand Our Global Reach In Faster Growing Regions. We are focused on growing our business in the Asia-Pacific, Eastern Europe and Latin American markets, where the usage of our products is increasing. Furthermore, by combining sales and distribution infrastructures, we expect to accelerate the penetration of our high-end, value-added products into new markets.

Increase Margins Through Focus on Operational Excellence. We believe that through the combination of four stand-alone global resin companies, there will be opportunities to extract substantial cost savings in the near future. Management is currently targeting $250 million in synergies from the Current Transactions, of which $125 million of annual net cost savings have been specifically identified. Management has developed detailed implementation plans to achieve the $125 million of cost savings. We expect that approximately 60% of the $125 million near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. We expect to incur a one-time cost of $75 million during the next two years in connection with implementing these synergies. Management has specifically identified a number of areas for savings and is actively pursuing key components of this strategy.

Pursue Targeted Add-On Acquisitions and Joint Ventures. The global thermoset resin industry is highly fragmented and is comprised of numerous small and mid-sized specialty companies focusing on niche markets, as well as small non-core divisions of large chemical conglomerates. As the largest company focused primarily on the thermoset resins space, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively low valuations due to the scalability of our existing global operations.

Risk Factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our stock involves substantial risk. In addition, our ability to execute our strategy is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Prior and Current Transactions

The Combinations. On May 31, 2005, Resolution Performance and Resolution Specialty were combined with and into Borden Chemical (the “Combinations”), all of which were controlled by Apollo Management, L.P. and its affiliates (“Apollo”). As of December 31, 2004, Apollo and its affiliated funds held approximately 98%, 72% and 95% of the then outstanding capital stock of Borden Chemical, Resolution Performance and Resolution Specialty, respectively. Upon the consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc. and BHI Acquisition LLC, Borden Chemical’s parent, changed its name to Hexion LLC. Immediately following completion of this offering, Apollo, through Hexion LLC, will hold approximately 71.4% of the outstanding common stock of Hexion.

The Borden Transaction. On August 12, 2004, an affiliate of Apollo acquired all of the outstanding capital stock of Borden Chemical (the “Borden Acquisition”). The Borden Acquisition, the related offering of second-priority senior secured floating rate notes (the “Original Floating Rate Notes”) and 9% second-priority senior secured notes (the “Fixed Rate Notes”) and the related transactions are collectively referred to in this prospectus as the “Borden Transaction.”

The Resolution Performance Transaction. On November 14, 2000, an affiliate of Apollo acquired control of Resolution Performance in a recapitalization transaction (the “Resolution Performance Transaction”). Prior to the recapitalization, Resolution Performance was a wholly owned subsidiary of the Royal Dutch/Shell Group of Companies (“Shell”).

The Resolution Specialty Transaction. On August 2, 2004, Resolution Specialty, an affiliate of Apollo, acquired the resins, inks and monomers division (the “Resolution Specialty Acquisition”) of Eastman Chemical Company (“Eastman”). The Resolution Specialty Acquisition and the related transactions are collectively referred to in this prospectus as the “Resolution Specialty Transaction.”

The Bakelite Transaction. On April 29, 2005, a subsidiary of Borden Chemical acquired Bakelite (the “Bakelite Acquisition”). Upon the consummation of the Bakelite Acquisition, Bakelite became an indirect, wholly-owned subsidiary of Borden Chemical Canada, Inc. (“Borden Canada”). The Bakelite Acquisition was financed through a combination of available cash and borrowings under a bridge loan facility, which was refinanced with the proceeds of our second-priority senior secured floating rate notes issued on May 20, 2005 (the “New Floating Rate Notes”) and borrowings under our new senior secured credit facilities (collectively, the “Bakelite Financing”). The Bakelite Acquisition, the repayment or assumption of certain of Bakelite’s debt in connection therewith and the Bakelite Financing are collectively referred to in this prospectus as the “Bakelite Transaction.”

We refer to the Borden Transaction, the Resolution Performance Transaction and the Resolution Specialty Transaction collectively as the “Prior Transactions.” We refer to the borrowings under our new senior secured credit facilities, the issuance of our Series A Preferred Stock and the application of the net proceeds therefrom to repay existing debt and pay a dividend on our common stock as described elsewhere in this prospectus, collectively, as the “Financings.” We refer to the Original Floating Rate Notes, the Fixed Rate Notes and the New Floating Rate Notes as the “Second-Priority Senior Secured Notes.” We refer to the concurrent offerings of our common stock pursuant to the common stock prospectus and our convertible perpetual preferred stock pursuant to the convertible perpetual preferred stock prospectus, collectively, as “the offering,” or “the offerings,” as appropriate, unless the context requires otherwise. We refer to the Combinations, the Financings and the Bakelite Transaction as the “Current Transactions.” We refer to the Prior Transactions, the Current Transactions and the offerings, including the application of the net proceeds to the Company therefrom, as the “Transactions.”

Ownership Structure

The chart below illustrates our beneficial ownership structure after giving effect to the Transactions. Our ownership is presented on a fully-diluted basis.

We are a New Jersey corporation, with predecessors dating back to 1899. Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. Our telephone number is (614) 225-4000. We maintain a website at www.hexionchem.com where general information about our business is available. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	11,555,556 shares

Common stock offered by the selling shareholder	8,444,444 shares

Common stock to be outstanding after this offering	94,185,462 shares

Use of Proceeds

We estimate that we will receive proceeds from our offering of our common stock, after deducting underwriting discounts and other expenses, of approximately $239 million, assuming the shares are offered at $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This offering is being made concurrently with the offering of our convertible perpetual preferred stock pursuant to a separate prospectus. We estimate that we will receive proceeds from the offering of our convertible perpetual preferred stock, after deducting underwriting discounts and other expenses, of approximately $117 million, assuming the shares are offered at $50.00 per share. We intend to use all of the net proceeds from the sale of the shares of our common stock being sold by us and from the sale of the convertible perpetual preferred stock together with available cash to redeem all of our outstanding shares of Series A Preferred Stock. See “Use of Proceeds” and “Dividend Policy.”

We will not receive any proceeds from the sale of our common stock by the selling shareholder, including if the underwriters exercise their option to purchase additional shares. In the aggregate, the selling shareholder will receive approximately $180 million of the net proceeds of this offering, or approximately $244 million if the underwriters’ option to purchase additional shares is exercised in full, assuming the shares are offered at $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Dividend Policy	We do not currently intend to pay any cash dividends on our common stock. See “Dividend Policy” and “Description of Capital Stock—Common Stock.”

Listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol “HXN.”

All information in this prospectus, unless otherwise indicated or the context otherwise requires:

•	gives effect to a 0.853-for-1 reverse stock split of our common stock; and

•	does not give effect to the issuance of the following:

(1) 4,136,854 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005, at a weighted average exercise price of approximately $6.29 per share (split adjusted and giving effect to the assumption of the applicable option plans from Hexion LLC by the Company prior to the consummation of the offerings); or

(2) 14,000,000 shares of common stock which may be issued upon the exercise of options reserved for future grant; or

(3) 375,000 shares of our convertible perpetual preferred stock issuable upon the exercise of the overallotment option granted to the underwriters with respect to such offering (reflecting              shares of common stock issuable upon conversion of such convertible perpetual preferred stock); or

(4)              shares of common stock issuable upon the conversion of our convertible perpetual preferred stock.

Summary Historical and Pro Forma Financial and Other Data

The combination of Borden Chemical, Resolution Performance and Resolution Specialty has been treated, for accounting purposes, as a combination of entities under common control due to Apollo’s controlling interest in each of the companies. The audited consolidated financial statements presented herein reflect the results of operations of each company from the date such company was acquired by Apollo.

The following table summarizes certain historical and pro forma financial and other data for Hexion. The summary historical and pro forma financial and other data for Hexion as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004 have been derived from the audited consolidated financial statements of Hexion, included elsewhere in this prospectus. The summary historical and pro forma financial and other data for Hexion as of and for the nine months ended September 30, 2005 and the pro forma financial and other data for Hexion for the nine months ended September 30, 2004 have been derived from the unaudited consolidated financial statements of Hexion, included elsewhere in this prospectus, and include all adjustments that management considers necessary for a fair presentation of our financial position and results of operations as of the date and for the period indicated. Historical results for the nine months ended September 30, 2004 have not been included in this Summary Historical and Pro Forma Financial and Other Data as they only represent the results of Resolution Performance and are not indicative of the performance of Hexion. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire year. The financial data of Hexion for the year ended December 31, 2004 and the nine months ended September 30, 2005 include:

•	the results of operations of Resolution Performance for the year ended December 31, 2004 and the nine months ended September 30, 2005, which reflect purchase accounting adjustments from the date of acquisition of Resolution Performance by Apollo on November 14, 2000;

•	the results of operations of Borden Chemical for the period from August 12, 2004 to December 31, 2004 and the nine months ended September 30, 2005, on a historical basis (because Borden Chemical is a public reporting registrant as a result of public debt that was outstanding prior to the Borden Transaction and which debt remains outstanding, Borden Chemical has elected to present its financial statements from the date of its acquisition by Apollo on the historical basis of accounting permitted under the SEC’s public debt exemptions);

•	the results of operations of Resolution Specialty for the period from August 2, 2004 to December 31, 2004 and the nine months ended September 30, 2005, which reflect purchase accounting adjustments from the date of acquisition of Resolution Specialty by Apollo on August 2, 2004; and

•	the results of operations of Bakelite for the period from April 30, 2005 to September 30, 2005, which reflect purchase accounting adjustments from the date of the acquisition of Bakelite on April 29, 2005.

Accordingly, the results of operations of Hexion for periods prior to the Borden Chemical and Resolution Specialty acquisitions are not comparable to results for subsequent periods.

The summary unaudited pro forma financial data of Hexion gives effect, in the manner described under “Unaudited Pro Forma Financial Information,” to the Transactions. Our unaudited pro forma balance sheet as of September 30, 2005, which already reflects the Prior Transactions and the Current Transactions, gives pro forma effect to the offerings, including the application of the net proceeds to the Company therefrom, as if they had occurred on such date. Our unaudited pro forma statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005 give pro forma effect to the Transactions (other than the Resolution Performance Transaction), as if they had each occurred on January 1, 2004 as described under “Unaudited Pro Forma Financial Information.” We have included pro forma data related to EBITDA and transaction related costs, impairments and unusual items included in EBITDA for the last twelve months ended September 30, 2005 (the “LTM Period”) as we are required to measure compliance with the financial covenants in certain of our indentures based on Adjusted EBITDA for the most recent four quarter period.

The pro forma adjustments relating to the Bakelite Transaction and the minority interest acquisitions of Resolution Performance and Resolution Specialty as part of the Combinations are based on preliminary estimates of the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. The final determination of fair value could result in changes to the pro forma adjustments and the pro forma data included herein.

The unaudited pro forma financial data for the year ended December 31, 2004, for the nine months ended September 30, 2004 and 2005 and as of September 30, 2005 and for the LTM Period is presented for informational purposes only, and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated, nor does it purport to project our results of operations or financial condition that we may achieve in the future.

You should read this summary historical and pro forma financial and other data in conjunction with “Selected Historical Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information,” together with all of the financial statements and related notes included elsewhere in this prospectus.

	Historical				Pro Forma
	Year ended December 31,			Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Nine Months Ended September 30,
	2002	2003	2004			2004	2005
	(dollars in millions)
Statement of Operations
Net sales (1)	$740	$782	$2,019	$3,317	$4,105	$2,983	$3,564
Cost of sales	601	714	1,785	2,831	3,569	2,603	3,030

Gross profit	139	68	234	486	536	380	534

Selling, general & administrative expense	82	81	163	290	389	300	317
Transaction related costs	—	—	56	34	65	56	34
Impairments	—	13	2	—	86	76	—
Other operating expense (income)	16	(3)	4	(4)	19	14	(3)

Operating income (loss)	41	(23)	9	166	(23)	(66)	186

Interest expense	65	77	118	152	220	165	165
Write-off of deferred financing fees	—	—	—	17	—	—	—
Other non-operating expense	—	—	4	14	6	2	14

Loss from continuing operations before income tax and minority interest	(24)	(100)	(113)	(17)	(249)	(233)	7
Income tax (benefit) expense	(10)	(37)	—	43	129	127	55

Loss from continuing operations before minority interest	(14)	(63)	(113)	(60)	(378)	(360)	(48)
Minority interest in net (loss) income of consolidated subsidiaries	(3)	(13)	(8)	3	1	1	4

Loss from continuing operations	(11)	(50)	(105)	(63)	(379)	(361)	(52)
Loss from discontinued operations	—	—	—	10	—	—	—

Net loss	$(11)	$(50)	$(105)	$(73)	$(379)	$(361)	$(52)

Redeemable preferred stock accretion	—	—	—	18	—	—	—
Dividends on convertible perpetual preferred stock	—	—	—	—	5	4	4

Net loss available to common shareholders	$(11)	$(50)	$(105)	$(91)	$(384)	$(365)	$(56)

Cash Flow Data
Cash flows from (used in) operating activities	$64	$(43)	$(32)	$103	—	—	—
Cash flows (used in) from investing activities	(45)	7	(20)	(294)	—	—	—
Cash flows (used in) from financing activities	(21)	80	148	209	—	—	—
Depreciation and amortization (2)	47	58	86	111	$149	$110	$121
Capital expenditures	48	18	57	63	122	81	69

	Historical				Pro Forma
	Year ended December 31,			Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Nine Months Ended September 30,		LTM Period
	2002	2003	2004			2004	2005
	(dollars in millions)
Other Financial Data
EBITDA (3)	—	—	—	—	$119	$41	$289	$367
Transaction related costs and non-cash charges included in EBITDA (4)	—	—	—	—	155	137	56	74
Unusual items included in EBITDA (5)	—	—	—	—	86	80	23	29

Balance Sheet Data (at end of period)

Cash and equivalents	—	$49	$152	$164	—	—	$127	—
Working capital (6)	—	177	433	535	—	—	498	—
Total assets	—	1,191	2,696	3,197	—	—	3,160	—
Total debt	—	683	1,850	2,367	—	—	2,367	—
Total liabilities and minority interest	—	1,039	3,005	3,712	—	—	3,712	—
Redeemable preferred stock	—	—	—	352	—	—	—	—
Total common stock and other shareholders’ equity (deficit)	—	152	(309)	(867)	—	—	(552)	—

(1)	Net sales included in the consolidated statement of operations for the year ended December 31, 2004 is comprised of:

Year Ended December 31, 2004

(dollars in millions)
Resolution Performance—For the year ended December 31, 2004	$996
Borden—For the period from August 12, 2004 to December 31, 2004	702
Resolution Specialty—For the period from August 2, 2004 to December 31, 2004	325
Eliminations	(4)

Total consolidated net sales for the year ended December 31, 2004	$2,019

(2)	Depreciation and amortization included in the pro forma statements of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005 is comprised of:

	Year Ended December 31, 2004	Nine Months Ended September 30,
		2004	2005
	(dollars in millions)
Hexion—For the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005	$86	$54	$111
Borden—For the period from January 1, 2004 to August 11, 2004	30	30	—
Resolution Specialty—For the period from January 1, 2004 to August 1, 2004	4	4	—
Bakelite—For the year ended December 31, 2004, for the nine months ended September 30, 2004 and for the period from January 1, 2005 to April 29, 2005	33	25	11
Total pro forma adjustment	(4)	(3)	(1)

Total pro forma depreciation and amortization expense for the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005	$149	$110	$121

(3)

EBITDA is defined as net loss before interest, taxes, depreciation and amortization and is used by management as a performance measure for certain performance-based cash bonus plans and measuring triggering events of certain performance-based stock options. We have presented EBITDA on a pro forma basis since management plans on using EBITDA as a benchmark for developing its ongoing performance measures for its cash bonus plans and certain performance-based stock option plans. We feel that pro forma EBITDA is more representative of the performance of our future operations since it gives effect to our combined company whereas historical EBITDA gives effect to our acquisitions only as of the date we acquired such entity. We also believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net loss as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures for other companies. Also the amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of Adjusted EBITDA used in our debt instruments, which further adjust for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making acquisitions.

The following table is a reconciliation of pro forma net loss to pro forma EBITDA for Hexion:

	Pro Forma
	Year Ended December 31, 2004	Nine Months Ended September 30,		LTM Period
		2004	2005
	(dollars in millions)
Pro forma net loss	$(379)	$(361)	$(52)	$(70)
Pro forma interest expense, net	220	165	165	220
Pro forma income tax expense	129	127	55	57
Pro forma depreciation and amortization	149	110	121	160

Pro forma EBITDA	$119	$41	$289	$367

(4)	Transaction related costs and non-cash charges for Hexion are further detailed on the following table:

	Pro Forma
	Year Ended December 31, 2004	Nine Months Ended September 30,		LTM Period
		2004	2005
	(dollars in millions)
Transaction related costs (a)	$65	$56	$34	$43
Non-cash charges (b)	90	81	22	31

	$155	$137	$56	$74

(a)	2004 amounts represent costs related to the Borden Transaction and certain expenses related to terminated acquisition activities. 2005 amounts are costs related to the Current Transactions.
(b)	Represents impairments of fixed assets, goodwill and intangible assets and non-cash stock compensation.

(5)	Unusual items that do not relate to the core operations of Hexion are further detailed on the following table:

	Pro Forma
	Year Ended December 31, 2004	Nine Months Ended September 30,		LTM Period
		2004	2005
	(dollars in millions)
Legacy legal costs (a)	$11	$11	$—	$—
Legacy corporate expenses, net (b)	30	28	2	4
Plant closure and employee costs (c)	13	12	4	5
Business realignment expenses (d)	29	27	—	2
Business interruption and other (e)	3	2	17	18

Unusual items	$86	$80	$23	$29

(a)	Legacy legal costs relate to legal proceedings primarily involving divested businesses of Borden Chemical.

(b)	Corporate allocations of $38 and transition service fees of $4 charged to Resolution Specialty by its former parent in excess of estimated incremental costs to replace such services of $12 in 2004.

(c)	Plant closure and non-recurring severance and other one time benefits paid to employees.

(d)	Business realignment expenditures included in EBITDA for Hexion relate to the excess of historical costs over current business staffing levels, contractual commitments and current plant footprint and are comprised of:

	Year Ended December 31, 2004	LTM Period
	(dollars in millions)
Employee related costs	$17	$2
Non-employee related costs	12	—

	$29	$2

Employee related costs of $17 and $2 are comprised of (i) historical salaries and benefits of employees terminated in 2004 at Resolution Specialty, Borden Chemical and Bakelite and (ii) the excess cost of employee benefit programs prior to the revision of such plans in 2004 at Resolution Specialty and Borden Chemical.

Non-employee related costs of $12 are comprised primarily of (i) the excess distribution expense reflected in Resolution Specialty’s predecessor’s income statement reduced in 2004 at the time of the Resolution Specialty Transaction as a result of new agreements with vendors and (ii) costs related to closed sites included in the Resolution Specialty predecessor financial statements which were not acquired by Resolution Specialty.

(e)	For the year ended December 31, 2004 amounts represent incremental expenses incurred as a result of a mechanical failure at a Brazilian formaldehyde plant. Hexion was reimbursed for this amount under its insurance policies in the second quarter of 2005. In 2005, the amount includes mark to market losses of an exchange rate hedge relating to the Bakelite Acquisition of $11 and integration costs of $5.

(6)	Working capital is defined as current assets less current liabilities.

Senior Secured Credit Facilities

In connection with the closing of the Combinations on May 31, 2005, we entered into $775 of new senior secured credit facilities. Our new senior secured credit facilities provide for a six-year $225 revolving credit facility, subject to an earlier maturity date, under certain circumstances. In addition, our new senior secured credit facilities provide for a seven-year $500 term loan facility and a $50 synthetic letter of credit facility, each subject to an earlier maturity date, under certain circumstances. Upon entering into these senior secured credit facilities, we repaid $164 of indebtedness, which represented all amounts outstanding under the previously outstanding credit facilities of Borden Chemical, Resolution Performance and Resolution Specialty, and $250, which represented all amounts outstanding under our bridge loan facility. In addition, we repaid $53 of Resolution Specialty Senior Subordinated Notes. As of September 30, 2005, we had $2,367 principal amount of outstanding indebtedness, including amounts outstanding under the new senior secured credit facilities. See “Description of Certain Indebtedness—First-Priority Lien Obligations—Senior Secured Credit Facilities.”

Covenant Compliance

Certain covenants contained in the credit agreement governing our new senior secured credit facilities and the indentures governing the 8% Senior Secured Notes, 9 1/2% Senior Second Secured Notes and Second-Priority Senior Secured Notes (i) require the maintenance of defined Adjusted EBITDA to Fixed Charges and senior secured debt to Adjusted EBITDA ratios and (ii) restrict our ability to take certain actions such as incur additional debt or make acquisitions if we are unable to meet these ratios. The most restrictive of these covenants, the covenants to incur additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.25:1. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

Fixed charges are defined as interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash, non-recurring and realized or expected future cost savings directly related to prior acquisitions and the Combinations. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA should not be considered an alternative to operating income or net income as a measure of operating results or an alternative to cash flows as a measure of liquidity. Fixed Charges should not be considered an alternative to interest expense.

See “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for further information on our indebtedness and covenants.

	Pro Forma
	Year Ended December 31, 2004	LTM Period

	(dollars in millions)
Pro Forma EBITDA (1)	$119	$367
Transaction related costs and non-cash charges (1)	155	74
Unusual items (1)	86	29
Effect of acquisitions (2)	4	1
Synergies from Current Transactions (3)	125	111

Pro Forma Adjusted EBITDA(4)	$489	$582

Pro Forma Fixed Charges	$211	$211

Ratio of Adjusted EBITDA to Fixed Charges	2.32	2.76

(1)	See footnotes (3) - (5) on pages 12-14 for more information on EBITDA, transaction related costs and non-cash charges and unusual items.

(2)	Represents the full year Adjusted EBITDA impact of a specialty coatings product line in the versatics market, acquired in November 2004 by Resolution Specialty.

(3)	Represents $125 in estimated annual net cost synergies resulting from the Current Transactions. We expect that approximately 60% of the $125 near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. In the first nine months of 2005, we realized $14 of the $125 of net cost synergies. We expect to incur a one-time cost of $75 during the next two years in connection with implementing these synergies. These estimated synergies include cost savings from rationalization of manufacturing facilities, removal of duplicative corporate and administrative functions, alignment of benefit plans and raw material purchasing initiatives. The estimated synergies by category are as follows:

	Year Ended December 31, 2004	LTM Period

Rationalization of manufacturing facilities	$42	$40
Overhead synergies	20	18
Raw material savings	63	53

	$125	$111

(4)	We are required to have an Adjusted EBITDA to Fixed Charges ratio of greater than 2.25 to 1.0 to incur additional indebtedness under certain of our indentures. As of September 30, 2005, we were able to satisfy this covenant and incur additional indebtedness under our indentures.

RISK FACTORS

An investment in our stock involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying shares of our stock. If any of the following risks or uncertainties occur, our business, financial condition and results of operations could be materially and adversely affected, the trading price of our stock could decline and you may lose all or a part of the money you paid to buy our stock.

Risks Relating to Our Business

Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite have a limited history of working together as a single company. Should we fail to integrate the operations of Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite and achieve cost savings, our results of operations and profitability would be negatively impacted.

We may not be successful integrating Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite, and the combined company may not perform as we expect or achieve the net cost savings we anticipate. A significant element of our business strategy is the improvement of our operating efficiencies and a reduction of our operating costs. Management is currently targeting $250 million in synergies from the Current Transactions of which $125 million of cost savings have been specifically identified by our management. We anticipate a one-time cost of $75 million in connection with implementing such cost savings. A variety of factors could cause us not to achieve the benefits of the cost savings plan, or could result in harm to our business. For example, certain of our European operations utilize IT systems with limited systems support. In the event we are not able to integrate these systems with our more advanced IT systems, our ability to efficiently operate in certain European countries could be diminished. In addition, although we are continuing to assess the impact of Hurricanes Katrina and Rita on our business, they, along with future hurricanes and natural disasters, may affect our ability to achieve our cost savings plan in the near term. Additional factors include:

•	delays in the anticipated timing of activities related to our cost savings plan;

•	higher than expected or unanticipated costs to implement the plan and to operate the business;

•	inadequate resources to implement the plan and to operate the business;

•	our inability to optimize manufacturing processes between the companies;

•	our inability to obtain lower raw material prices;

•	our inability to utilize new geographic distribution channels;

•	our inability to reduce corporate and administrative expenses; and

•	our inability to identify an additional $125 million of cost savings consistent with our synergy target.

As a result, we may not achieve our expected cost savings in the time anticipated, or at all. In such case, our results of operations and profitability would be negatively impaired.

The Current Transactions may prove disruptive and could result in the combined business failing to meet our expectations.

The process of integrating the operations of Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite may require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend largely upon our ability to operate Hexion efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration of our four businesses. In order to successfully combine and operate our businesses, our management team will need to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention or difficulties in operating the combined business could affect our sales and ability to achieve operational, financial and strategic objectives. For example, Bakelite’s original system of financial reporting was designed to comply with German GAAP, consistent with the GAAP applied in the financial statements of its former parent, and the records of its subsidiaries were kept in other local GAAP and then consolidated into its former parent’s financial statements. The conversion of Bakelite’s system of financial reporting from German and local GAAP to US GAAP is a complex process and has required substantial management resources in order to prepare the financial statements included in this prospectus. In the future, we expect to devote substantial management attention in order to implement financial reporting and other systems that will permit Bakelite to timely report its results on a US GAAP basis for inclusion in our consolidated financial statements. In addition, we anticipate the necessity to devote substantial management resources to continuing the preparation of Resolution Performance’s and Resolution Specialty’s financial statements in a manner consistent with SEC rules and regulations.

Our historical and pro forma financial information may not reflect what our actual results of operations and financial condition would have been had we been a combined company for the periods presented and thus these results may not be indicative of our future operating performance.

The historical financial information included in this prospectus is constructed from the separate financial statements of Resolution Performance, Borden Chemical and Resolution Specialty for periods prior to the consummation of the Current Transactions. In addition, Bakelite has historically prepared its financial statements in accordance with German GAAP, which differs in certain respects from US GAAP. The Bakelite financial statement presentation included in this prospectus has been converted from the local GAAP of Bakelite and its subsidiaries to US GAAP. The pro forma financial information presented in this prospectus is based in part on certain assumptions regarding the Current Transactions that we believe are reasonable. Our assumptions may prove to be inaccurate over time. Accordingly, the historical and pro forma financial information included in this prospectus may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future.

Our limited operating history and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

Although EBITDA is derived from the financial statements (pro forma or historical, as the case may be) of Hexion, the calculation of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect. For example, the synergies assume we can obtain improved raw materials pricing, the determination of legacy corporate expenses, net contains an estimate as to the cost of replacement services and business realignment expenses contains a number of assumptions as to excess costs. Although management of Hexion believes these estimates and assumptions are reasonable and correct and are consistent with the definition of Adjusted EBITDA in our indentures, investors should not place undue reliance upon Adjusted EBITDA as an indicator of current and future performance.

Our substantial indebtedness could impair our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from fulfilling our obligations under our existing or future indebtedness.

We are a highly leveraged company. As of September 30, 2005, we had $2.4 billion principal amount of outstanding indebtedness. In fiscal 2006, our annual debt service payment obligations are expected to be approximately $211 million based on current interest rates, of which $149 million represents debt service on fixed-rate obligations. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity.

Our substantial indebtedness could have important consequences for you, including the following:

•	it may limit our ability to borrow money or sell stock for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	it may increase the amount of our interest expense, because certain of our borrowings are at variable rates of interest, which if interest rates increase, could result in higher interest expense;

•	we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness; and

•	it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Our variable-rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Certain of our indebtedness, including indebtedness under our floating rate notes and borrowings under our new senior secured credit facilities, are at variable rates of interest and expose us to interest rate risk. See “Description of Certain Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. An increase of 1.0% in the interest rates payable on our variable rate indebtedness would increase our fiscal 2005 estimated debt service requirements by approximately $9 million. Accordingly, an increase in interest rates from current levels could cause our annual debt-service obligations to increase significantly.

Despite our substantial indebtedness we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of the indentures governing our notes, our new senior secured credit facilities and the instruments governing our other indebtedness and Series A Preferred Stock contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we could incur significant additional indebtedness in the future. As of September 30, 2005, we had $221 million available for additional borrowing under our new senior secured credit facilities, including the subfacility for letters of credit, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. The more we become leveraged, the more we, and in turn our securityholders, become exposed to the risks described above under “—Our substantial indebtedness could impair our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from fulfilling our obligations under our existing or future indebtedness.”

The terms of our new senior secured credit facilities and our existing indebtedness may restrict our current and future operations.

Our new senior secured credit facilities and our existing indebtedness contain, and any future indebtedness we incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our shareholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	make capital expenditures.

In addition, our new senior secured credit facilities require us to maintain a maximum senior secured bank leverage ratio. As a result of these covenants and this ratio, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. While we are currently in compliance with all of the terms of our outstanding indebtedness, including the financial covenants contained therein, a downturn in our business could cause us to fail to comply with the financial or other covenants in our new senior secured credit facilities.

A failure to comply with the covenants contained in our new senior secured credit facilities or our existing indebtedness could result in an event of default under the facilities or the existing agreements. In the event of any default under our new senior secured credit facilities or our other indebtedness, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	require us to apply all of our available cash to repay these borrowings; or

•	prevent us from making payments on the Series A Preferred Stock.

If the indebtedness under our new senior secured credit facilities or our other indebtedness were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. See “Description of Certain Indebtedness.”

Demand for many of our products is cyclical and we may experience prolonged depressed market conditions for our products, which may decrease our net sales and operating margins.

Many of our products are used in industries that are cyclical in nature, such as the new home construction, automotive, oil and gas, chemicals and electronics industries. We sell our products to manufacturers in those industries who incorporate them into their own products. Sales to the construction industry are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Consumer confidence, mortgage rates and income levels play a significant role in driving demand in the residential construction, repair and remodeling sector. A drop in consumer confidence or an increase in mortgage rates or unemployment could cause a slowdown in the construction industry, and in particular the residential construction, repair and remodeling industry. These and other similar adverse developments could cause a material decrease in our net sales and operating margins.

Downturns in one or more of the other businesses that use our products can adversely affect our net sales and operating margins. Many of our customers are in businesses that are cyclical in nature and sensitive to changes in general economic conditions. In 2002, sales of Borden Chemical’s oil field services products declined 29% as a result of reduced drilling activity. Demand for our products depends, in part, on general economic conditions, and a decline in economic conditions in the industries served by customers has, and may continue to have, a material adverse effect on our business. An economic downturn in one or more of the businesses or geographic regions in which we sell our products could cause a material decrease in our net sales and operating margins.

We rely significantly on raw materials in the production of our products and fluctuations in costs would increase our operating expenses.

Our manufacturing operations depend upon obtaining adequate supplies of our raw materials on a timely basis. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. In addition, several of our feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstock through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. During the past three years, the prices of these materials have been volatile. We are exposed to price risks associated with these raw material purchases. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates, cost components of raw materials and worldwide price levels. In addition, although we are continuing to assess the impact of Hurricanes Katrina and Rita on the availability and prices of our raw materials, we may be subject to increasing raw material prices and fuel surcharges due to hurricanes and other natural disasters and the associated damage to our suppliers. During the third quarter of 2005, approximately $10 million in incremental expenses associated with the hurricanes negatively impacted our results. We believe our fourth quarter 2005 operating results will continue to be negatively impacted by incremental expenses of approximately $10 to $20 million. Our ability to manufacture products depends on our ability to obtain an adequate supply of raw materials in a timely manner. Furthermore, if the cost of raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although certain of our contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing and other contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may not be able to purchase raw materials at market price. In addition, some of our customer contracts include selling price provisions that are indexed to publicly available indices for these commodity raw materials; however, we may not be able to immediately pass on raw material price increases to our customers, if at all. Due to differences in timing of the pricing mechanism trigger points between our sales and purchase contracts, there is often a “lead-lag” impact during which margins are negatively impacted for the short term in periods of rising raw material prices and positively impacted in periods of falling raw material prices. Raw material prices may not decrease from currently high levels or, if they do, we may not be able to capitalize on any such reductions in a timely manner, if at all.

Rising energy costs have previously increased our operating expenses and reduced net income and may in the future continue to do so, which could have a negative impact on our financial condition.

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. Our energy costs represented approximately 4% of our total cost of sales in 2004. Energy costs have risen significantly over the past several years due to the increase in the cost of oil and natural gas and the recent shortages of energy in various states, including those caused by Hurricanes Katrina and Rita. Our operating expenses increased in 2005 and will continue to increase if these costs continue to rise or do not return to historical levels. Rising energy costs may also increase our raw material costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, rising energy costs also negatively impact our customers and the demand for our products. These risks will be exacerbated if our customers or production facilities are in locations experiencing severe energy shortages.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local and international level. Such environmental laws and regulations include those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials and wastes, the cleanup of contaminated sites and occupational health and safety. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. In 2004, we incurred $16 million in capital expenditures to comply with environmental laws and regulations, and for other environmental improvements. In addition, violations of environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims or other costs. In addition, future developments or increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. For example, the Louisville Metro Air Pollution control district has proposed new regulations that, if promulgated in their current form, could result in increased costs at our Louisville, Kentucky facility. In addition, potential air compliance issues at the Louisville facility could adversely affect our ability to achieve operational synergies in a timely fashion.

Even if we fully comply with environmental laws, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated, and sites where hazardous wastes and other substances from our current and former facilities and operations have been treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved. Environmental conditions at such sites can lead to claims against us for personal injury or wrongful death, property damages, and natural resource damage, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any such liabilities can be difficult to predict.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in the United States, Europe and South America, and we are also undertaking a number of voluntary cleanups. We believe the most significant of these and the site that makes up approximately half of our remediation accrual is the site formerly owned by us in Geismar, Louisiana. As a result of former, current or future operations, there are likely to be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. We are aware of several sites, sold by us over 20 years ago, that may have significant site closure or remediation costs. Actual costs at these sites, as well as our share, if any, are unknown to us at this time. In addition, we have been served in two tort actions relating to one of these sites. If we fail to mount a successful defense against legal proceedings involving former sites, any significant finding of liability could have a negative impact on our financial condition, cash flows and profitability.

These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to comprehensive product and manufacturing regulations, for which compliance can be costly and time consuming.

We produce hazardous chemicals that require care in handling and use and are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, before we may sell some of our products these authorities must approve these products and our manufacturing processes and facilities. As our facilities grow, we may become subject to additional regulation or higher compliance standards. We are also subject to ongoing reviews of our products and manufacturing processes. For example, formaldehyde is an extensively regulated chemical, which various public health agencies continue to evaluate. The International Agency for Research on Cancer, or IARC, has recently reclassified formaldehyde as “carcinogenic to humans,” a higher classification than previous IARC evaluations, based principally on a study conducted by the National Cancer Institute (NCI) linking formaldehyde exposure to nasopharyngeal cancer, a rare form of cancer in humans. IARC also concluded that there was strong but not sufficient evidence for a finding of a causal association between leukemia and occupational exposure to formaldehyde, although IARC could not identify a mechanism for leukemia induction. IARC’s monograph reporting this decision has not yet been published. It is possible that this reclassification will lead to further federal and state governmental review of existing regulations and may result in additional costly requirements. In addition, BPA, which is used as an intermediate at our Deer Park and Pernis manufacturing facilities and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Endocrine disrupters are chemicals that have been alleged to interact with the endocrine systems of humans and wildlife and disrupt normal processes. Pursuant to EU regulation 793/93/EC, BPA producers are currently conducting an extensive toxicology testing program of the chemical. In addition, new legislation in Europe will take effect in 2005 and require that risk labels be used for BPA indicating “possible risk of impaired fertility.” In addition, the California legislature is considering a law that would prohibit the use of BPA in products intended for young children. In the event that BPA is further regulated, additional operating costs would likely be incurred to meet more stringent regulation of the chemical.

In order to obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products. For example, we produce resin-coated sand. Because sand consists primarily of crystalline silica, it creates the potential for silica exposure, which is a recognized health hazard. The Occupational Safety and Health Administration, or OSHA, proposed a comprehensive occupational health standard for crystalline silica to provide for lower permissible exposure limits, exposure monitoring, medical surveillance and worker training. This proposal is now in the so-called “pre-rule” stage. We may have to incur substantial additional costs over time to comply with any new OSHA regulations. In addition, the European Commission recently published a proposal, known as Registration, Evaluation and Authorization of Chemicals, or REACH, which would require manufacturers, importers and consumers of certain chemicals to register such chemicals and evaluate their potential impacts on human health and the environment. Based on the results of the evaluation, a newly created regulatory body would then determine if the chemical should be further tested, regulated, restricted or banned from use. If REACH is enacted in its current form, significant market restrictions could be imposed on the current and future uses of chemical products sold by us in the European Union. Because the timing and ultimate form of the potential REACH regulation is not yet known, we cannot accurately predict future compliance costs, which could be significant. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which would have an adverse effect on our financial condition, cash flows and profitability.

Because we manufacture and use materials that are known to be hazardous, our production facilities are subject to significant operating hazards which could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination.

We are dependent on the continued operation of our 86 production and distribution facilities. These facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, and environmental hazards, such as spills, discharges or releases of toxic or hazardous substances and gases, storage tank leaks and remediation complications. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination and other environmental damage and could have a material adverse effect on our financial condition. In addition, due to the nature of our business operations, we have been and may continue to be subject to scrutiny from environmental action groups. For example, currently there is an environmental group in the vicinity of our Louisville facility led by residents of the “Rubbertown” area, in which there are many chemical facilities, including our plant. As is typical for such groups, residents are claiming that the chemical facilities have caused health and property damage. In addition, in another state, we have been named as a defendant in two lawsuits involving one of our divested facilities that alleges residents living nearby suffered health issues as a result of exposure to chemicals used at that plant. In addition, a group has challenged the use of toluene di-isocyanate (“TDI”) at our Môlndal, Sweden facility. As a result, a court has ruled that TDI use under the current permit must be reduced. Although we are appealing the court’s ruling, a limit on TDI use would restrict certain operations at that facility. The activities by the environmental groups could result in additional litigation and damage to our reputation. We may incur losses beyond the limits of, or outside the coverage of, our insurance policies, in particular for liabilities associated with environmental cleanup that may arise out of such hazards. In addition, from time to time, various types of insurance for companies in the chemical industry, such as coverage for silica claims, have not been available on commercially acceptable terms, or, in some cases, have been unavailable. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

We are subject to adverse claims from our customers and their employees as a result of the hazardous nature of our products.

We produce hazardous chemicals that require appropriate procedures and care to be used in handling them or using them to manufacture other products. As a result of the hazardous nature of some of the products we use and produce, we may face exposure relating to incidents involving our customers’ handling, storage and use of our products. On February 20, 2003, an explosion occurred at the facility of one of our customers, CTA Acoustics, Inc., which we refer to as CTA. Seven plant workers were killed and more than 40 workers were injured. There are six lawsuits in Laurel County, Kentucky, arising out of this incident, primarily seeking recovery for wrongful death, personal injury, emotional distress, loss of consortium, property damage and indemnity. On October 20, 2005, a settlement was reached with representatives of seven deceased plant workers and twelve seriously injured workers. Our proposed share of the settlement amount is expected to be covered by insurance. The property damage claim and suits by workers for emotional distress and minor injuries remain to be resolved. Although we believe that we have adequate insurance coverage to address any additional payments and/or legal fees in excess of $5 million involved in any single incident, we could be subject to additional significant judgments given the nature of this litigation. We have historically faced a substantial number of lawsuits, including class action lawsuits, claiming liability for death, injury or property damage caused by products we manufacture or those that contain our components. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits. The classification of formaldehyde as “carcinogenic to humans” by IARC could become the basis for an increase in product liability litigation, in addition to the two cases we currently face, alleging injury from formaldehyde exposure, particularly if there are further studies demonstrating a causal association with leukemia. In addition, in large part as a result of the bankruptcies of many producers of asbestos containing products, plaintiffs’ attorneys are increasing their focus on peripheral defendants, including us, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs’ attorneys are also focusing on alleged harm caused by other products we have made or used, including silica-containing resin coated sands and vinyl chloride monomer, or VCM. While we cannot predict the outcome of pending suits and claims, we believe that we have adequate reserves to address currently pending litigation and adequate insurance to cover currently pending and foreseeable future claims. An unfavorable outcome in these litigation matters may cause our profitability, business, financial condition and reputation to decline.

Our substantial international operations subject us to risks not faced by domestic competitors, which include unfavorable political, regulatory, labor and tax conditions in other countries.

We have significant manufacturing operations outside the United States. In 2004, our net sales outside the United States represented approximately 57% of our total sales. We have 49 production and distribution facilities located outside the United States, primarily concentrated in Australia, Brazil, Canada, China, Germany, Italy, Korea, Malaysia, the Netherlands and the United Kingdom. Accordingly, our business is subject to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks are inherent in international operations, including, but not limited to, the following:

•	difficulty in enforcing agreements through foreign legal systems;

•	foreign customers may have longer payment cycles;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade and investment, including currency exchange controls;

•	fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency;

•	increased costs of transportation or shipping;

•	risk of nationalization of private enterprises;

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;

•	difficulty with staffing and managing widespread operations; and

•	required compliance with a variety of foreign laws and regulations.

In addition, intellectual property rights may be more difficult to enforce in foreign countries. We currently have joint ventures in China, where we license technology to our joint venture partners. We may not be able to adequately protect our intellectual property in China or elsewhere. Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, each of the foregoing risks is likely to take on increased significance as we implement our plans to expand our foreign operations.

Currency translation risk and currency transaction risk may negatively affect our net sales, cost of sales and operating margins and could result in exchange losses.

We conduct our business and incur costs in the local currency of most countries in which we operate. In 2004, our net sales outside the United States represented approximately 57% of our total sales. Accordingly, our results of operations are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our financial statements. Changes in exchange rates between those foreign currencies and the U.S. dollar will affect our net sales, cost of sales and operating margins and could result in exchange losses. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it receives revenues. In an effort to mitigate the impact of exchange rate fluctuations we engage in exchange rate hedging activities. However, the hedging transactions we enter into may not be effective or could result in foreign exchange hedging loss. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. Given the volatility of exchange rates, we may not be able to effectively manage our currency transaction and/or translation risks, and any volatility in currency exchange rates may have an adverse effect on our financial condition, cash flows and profitability. Our currency translation risk will intensify as a result of Borden Chemical’s acquisition of Bakelite, all of whose material operations are outside the United States and generally transacted in foreign currencies.

We operate our business in countries that historically have been and may continue to be susceptible to recessions or currency devaluation, including Brazil and Malaysia. In addition, as we expand our business in emerging markets, particularly China and Russia, the uncertain regulatory environment relating to currency policy in these countries could have a negative impact on our operations there.

Failure to develop new products will make us less competitive.

Our results of operations depend to a significant extent on our ability to expand our product offerings, and to continue to develop our production processes to be a competitive producer. We are committed to remaining a competitive producer and believe that our portfolio of new or re-engineered products is strong. However, we may not be able to continue to develop new products, re-engineer our existing products successfully or bring them to market in a timely manner. For example, our historical research and development efforts generally have focused on customer service, and we may be unsuccessful in shifting our focus to the type of research that will lead to significant new product development. In addition, some of our research and development scientists are located at our individual plants rather than at a research facility, which may impede their ability to share ideas and create new products. While we believe that the products, pricing and services we offer customers are competitive, we may not be able to continue to attract and retain customers to which to sell our products.

We face competition from other chemical companies, which could force us to lower our prices, thereby adversely affecting our operating margins, financial condition, cash flows and profitability.

The markets in which we operate are highly competitive, and this competition could harm our business, results of operations, cash flow and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor for our products is selling price and we may be forced to lower our selling price based on our competitors’ pricing decisions, thereby reducing our profitability. In addition, current and anticipated future consolidation among our competitors and customers may cause us to lose market share as well as put downward pressure on pricing. Furthermore, there is a trend in the chemical industry toward relocation of manufacturing facilities to lower-cost regions such as Asia. Such relocation may permit some of our competitors to lower their costs and improve their competitive position. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and throughout the economy as a whole. If we do not compete successfully, our business, operating margins, financial condition, cash flows and profitability could be adversely affected.

Competition from producers of materials that are substitutes for formaldehyde-based resins could lead to declines in our net sales attributable to these products.

We face competition from a number of products that are potential substitutes for formaldehyde-based resins. Currently, we estimate that formaldehyde-based resins make up most of the resins used as panelboard resins, wood and specialty adhesives and industrial resins. Decreases in the average selling price of formaldehyde may cause our profitability to decline. For example, competition among producers of foundry and specialty resins has led to erosion in certain product prices in the past. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency or by shifting to higher margin chemical products. In addition, in some markets, non-formaldehyde based resins may be an alternative to our formaldehyde-based resins. Considerable growth in these substitutes for formaldehyde-based resins could adversely affect our market share, net sales and profit margins. Furthermore, the movement towards substitute products could be exacerbated as a result of the IARC recent reclassification of formaldehyde from a “probable human carcinogen” to “carcinogenic to humans” based on studies linking formaldehyde exposure to nasopharyngeal cancer, and a possible causal association between leukemia and occupational exposure to formaldehyde.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.

We have made acquisitions of related businesses, and entered into joint ventures in the recent past and intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. We are evaluating several potential tuck-in acquisitions and are in various stages of due diligence and negotiations with respect thereto. These transactions may not be consummated in the foreseeable future, if at all, and we may not consummate significant acquisitions in the future. We may, in the future, pursue acquisitions of a significantly larger scale than in the past. If such acquisitions are consummated, the risk factors we describe below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our senior secured credit facilities and indentures, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates. Moreover, acquisitions of businesses may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition and joint venture strategy include:

•	potential disruption of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, the preparation of the US GAAP financial statements for Bakelite required significant management resources. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Craig O. Morrison, our President and Chief Executive Officer, William H. Carter, our Chief Financial Officer and other members of our senior management team, who collectively have 169 years of experience in the chemical and plastics industries, to remain competitive in our industry. The loss of Mr. Morrison or any other member of our senior management team could have an adverse effect on us. There is a risk that we will not be able to retain or replace these key employees. All of our current key employees are subject to employment conditions or arrangements that contain post employment non-competition provisions. However, these arrangements permit the employees to terminate their employment with little or no notice.

We may be required to expend greater time and expense than other companies in dealing with our employees, some of whom are unionized, represented by workers’ councils or are employed subject to local laws that are less favorable to employers than the laws of the United States.

As of December 31, 2004, approximately 40% of our employees were unionized or represented by workers’ councils. In addition, some of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by workers’ councils which must approve any changes in conditions of employment, including salaries and benefits. “Protection against dismissal” claims have been brought by certain of such workers’ councils in connection with Bakelite’s cost-saving initiatives. A significant dispute with our employees may divert management’s attention and otherwise hinder our ability to conduct our business and achieve planned cost savings.

We rely on patents and confidentiality agreements to protect our intellectual property. Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods and compounds and other technology is important to our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. A majority of our patents relate to the development of new products and processes for manufacturing and use thereof and expire at various times between 2005 and 2025. Some of our technologies are not covered by any patent or patent application. In addition, our patents could be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, pending patent applications may not result in an issued patent, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies.

Our production processes and products are specialized. However, we could face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business by jeopardizing critical intellectual property.

If we are unable to access funds generated by our subsidiaries we may not be able to meet our financial obligations.

Because Hexion conducts many of its operations through its subsidiaries, Hexion depends on those entities for dividends, distributions and other payments to generate the funds necessary to meet its financial obligations. Legal and contractual restrictions in certain agreements governing current and future indebtedness of Hexion’s subsidiaries, as well as the financial condition and operating requirements of Hexion’s subsidiaries, may limit Hexion’s ability to obtain cash from its subsidiaries. All of Hexion’s subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to Hexion.

Significant changes in pension fund investment performance or assumptions relating to pension costs may increase the valuation of pension obligations, alter the funded status of pension plans and increase our pension costs.

Our funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. A change in the discount rate would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following financial years. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost of the following financial years.

A pension plan of Borden Chemical is currently underfunded and we may have to make significant cash payments to the plan and/or incur a liability to the Pension Benefit Guaranty Corporation. Termination by the Pension Benefit Guaranty Corporation would further increase our pension expense and could result in liens on material amounts of our assets.

On April 14, 2005, Borden Chemical notified the Pension Benefit Guaranty Corporation, or PBGC, that Borden Chemical’s defined benefit pension plan (the “Borden Plan”) was underfunded by approximately $104 million on a termination basis. IRS regulations require us to increase our contributions to the Borden Plan to reduce this underfunding. Based on current IRS regulations, we expect that our total minimum funding requirements for the five years ended in 2009 for the Borden Plan will be approximately $60 million. If the performance of the assets in the Borden Plan does not meet our expectations, if the PBGC requires additional contributions to the Borden Plan as a result of the Current Transactions, or if other actuarial assumptions are modified, our contributions for those years could be higher than we expect.

The need to make these cash contributions may reduce the cash available to meet our other obligations or to meet the needs of our business. In addition, the PBGC may terminate the Borden Plan under limited circumstances, including in the event the PBGC concludes that its risk may increase unreasonably if the Borden Plan continues. In the event the Borden Plan is terminated for any reason while it is underfunded, we could be required to make an immediate payment to the PBGC of all or a substantial portion of the Borden Plan’s underfunding, as calculated by the PBGC based on its own assumptions (which might result in a larger pension obligation than that based on the assumptions we have used to fund the Borden Plan), and the PBGC could assert a lien on material amounts of our assets.

In addition, in 2003, the IRS notified Borden Chemical that cash balance plans such as the Borden Plan may be required to be amended because of recent ERISA rulings that found cash balance plans to be discriminatory. The IRS indicated that the Borden Plan should continue to operate as currently designed until new guidance is available. Although the effect of any future guidance is not known, it is possible that such guidance may increase our obligations under the Borden Plan.

Our equity sponsor controls us and its interests may conflict with or differ from your interests as a shareholder.

After the consummation of this offering, our equity sponsor, Apollo, will beneficially own approximately 71.4% of our common stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own approximately 68.4% of our common stock. In addition, representatives of Apollo will have the ability to prevent any transaction that requires the approval of directors. As a result, Apollo will have the ability to substantially influence all matters requiring shareholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. For example, the approval of two-thirds of the members of our board of directors will be required by our amended and restated certificate of incorporation under certain circumstances including, without limitation, amendments to our organizational documents in a manner that adversely affects Apollo. These provisions shall terminate at such time as affiliates of Apollo no longer beneficially own at least one-third of our outstanding common stock and have sold at least one share of our common stock other than in this offering. See “Management—Supermajority Board Approval of Certain Matters.” The interests of Apollo and its affiliates could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with our equity sponsor could cause our stock price to decline in the future.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, affiliates of Apollo will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Our internal controls over financial reporting may not be effective and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

In the past, some of our internal controls over financial reporting have not been effective. Accordingly, following the Combinations, we have been evaluating, under the supervision and with the participation of our Disclosure Committee and management, the effectiveness of the design and operation of our internal disclosure controls and procedures over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. Prior to the Combinations, Borden Chemical and Resolution Performance had performed the system and process evaluation in an effort to comply with management certification and auditor attestation requirements of Section 404. However, prior to the Combinations Bakelite and Resolution Specialty were not required to meet these regulations. In the course of our ongoing Section 404 evaluation, we have identified areas of internal controls that need improvement for the former Bakelite and Resolution Specialty businesses, including the closing and consolidation procedures, and, in the case of Bakelite, procedures surrounding the conversion of the financial statements from local and German GAAP to US GAAP, and have enhanced processes and controls to try to address these issues.

As of December 31, 2004, Resolution Performance evaluated the effectiveness of the design and operation of its “disclosure controls and procedures” (“Disclosure Controls”). This evaluation (“Controls Evaluation”) was done under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Resolution Performance. Based upon the Controls Evaluation, Resolution Performance concluded that Resolution Performance’s Disclosure Controls were not effective as of December 31, 2004 at the reasonable assurance level, because of a material weakness regarding the valuation and completeness of Resolution Performance’s deferred income tax assets and liabilities (including the associated valuation allowance) and the income tax provision. Specifically, Resolution Performance did not have effective controls over the preparation and review of the valuation allowance and related deferred tax assets to ensure accuracy and completeness because it did not have accounting personnel with sufficient knowledge of generally accepted accounting principles related to income tax accounting and reporting. In light of this material weakness, Resolution Performance performed additional analysis and other post-closing analytic and recalculation procedures to ensure its consolidated financial statements were prepared in accordance with generally accepted accounting principles. Further, we believe that we have adequately remediated this material weakness and that this material weakness no longer exists within the scope of the larger Hexion entity.

As noted above, management has identified areas of internal controls that need improvement for the former Bakelite and Resolution Specialty businesses. For example, Bakelite’s original system of financial reporting was designed to comply with German GAAP; accordingly, Bakelite’s management determined that Bakelite did not have sufficient internal controls and resources relating to the preparation of US GAAP financial statements. In addition, as Resolution Specialty began the process of developing a stand-alone infrastructure, Resolution Specialty’s management determined that Resolution Specialty did not have sufficient internal controls and resources relating to the preparation of US GAAP financial statements. As a result of such determinations, the management of Bakelite and Resolution Specialty utilized additional outside advisors, as appropriate, to assess and to assist with the US GAAP closing and consolidation processes associated with preparing the financial statements included herein, including the conversion of local and German GAAP to US GAAP. While we have added additional resources to assist with the US GAAP closing and consolidation processes, for future reporting periods, such closing and consolidation processes may result in delays in reporting our results.

In order to improve our internal controls, we have changed and expanded the roles and responsibilities of key personnel and made changes to certain processes related to financial reporting. As part of the integration of Resolution Specialty and Resolution Performance, in the third quarter of 2005, we began the process of consolidating some of the transaction processing and general accounting activities of Resolution Specialty, and Resolution Performance to a lesser extent, into a common shared services transaction processing environment with the Corporate and North American activity related to the former Borden Chemical operation. Once fully implemented, this change to a shared services business model (for certain processes) is intended to further enhance our internal control over financial reporting and our operating efficiencies. We have also expanded the scope of the services of the international accounting firm that provides tax accounting and compliance services and support to include Resolution Performance, Resolution Specialty and Bakelite. Management has also added additional tax personnel to assist current personnel in monitoring the tax reporting process.

However, as the evaluation process is ongoing, we may identify additional conditions that may be categorized as areas of internal control that need improvement in the future. We cannot be certain as to the timing of completion of our evaluation, documentation, testing and any remediation actions or the impact of the same on our operations. If our remediation actions described above are insufficient and we are not able to obtain reports or institute controls on a timely basis, our controls may be considered ineffective for purposes of Section 404, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements or our financial statements could change. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Risks Relating to This Offering

There is no existing public market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock. The failure of an active trading market to develop could affect your ability to sell your shares and depress the market price of your shares. The initial public offering price for our shares of common stock will be determined by negotiations among us, the selling shareholder and the representatives of the underwriters. The initial public offering price of our shares of common stock will be based on numerous factors and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of your shares may fall below the initial public offering price.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

The market price of our common stock may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	the number of shares to be publicly traded after this offering;

•	actions of competitors;

•	our involvement in acquisitions, strategic alliances or joint ventures;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	changes in government and environmental regulation;

•	arrival and departure of key personnel;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce the market price of our common stock.

You will experience immediate and substantial dilution as the net tangible book deficit per share of common stock will be substantially lower than the initial public offering price.

The initial public offering price of the shares of common stock is substantially higher than the net tangible book deficit per share of the outstanding common stock. As a result, if we were liquidated immediately following this offering, you would experience immediate and substantial dilution of $31.72 per share of common stock. Dilution is the difference between the initial public offering price per share and the net tangible book deficit per share of our common stock. See “Dilution” for a discussion about how net tangible book value is calculated.

Future sales or the possibility or perception of future sales of a substantial amount of our common stock could adversely affect the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public market after this offering or the perception that these sales could occur. The sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, there will be 94,185,462 shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). The remaining 74,185,462 shares of common stock outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and certain of our shareholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of Credit Suisse First Boston LLC for 180 days after the date of this prospectus, subject to certain exceptions and extension under certain circumstances. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, Apollo and our other existing shareholders have certain registration rights with respect to the common stock that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We intend to amend and restate our certificate of incorporation and bylaws to incorporate provisions that may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions will include:

•	a classified board of directors (from and after the first annual meeting of shareholders held after the offering);

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without shareholder approval;

•	the inability of shareholders to act by written consent;

•	advance notice requirements for nominating directors or introducing other business to be conducted at shareholder meetings; and

•	the requirement to obtain approval of two-thirds of our directors to approve certain transactions, including a merger.

The foregoing factors could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which could make it more difficult for a third party to acquire control of our company, even if some of our shareholders consider such a change of control to be beneficial and under certain circumstances, could reduce the market value of our common stock. Such provisions also may have the effect of preventing changes in our management. See “Description of Capital Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” should,” “goal,” “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned” “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such factors may include:

•	our ability to integrate Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite and achieve cost savings;

•	general economic and business conditions including those influenced by international and geopolitical events such as the wars in Iraq and Afghanistan and any future terrorist attacks;

•	industry trends;

•	the highly cyclical nature of the end-use markets in which we participate;

•	raw material costs and availability;

•	restrictions contained in our debt agreements;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the possibility of liability for pollution and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	increased competition in the markets in which we operate;

•	changes in demand for our products;

•	the loss of any of our major customers;

•	our dependence on a limited number of key executives who we may not be able to adequately replace if they leave our company;

•	changes in, or the failure or inability to comply with, government regulations, agricultural policy and environmental, health and safety requirements;

•	changes in pension fund investment performance, required pension contributions or assumptions relating to pension costs or expected return on plan assets;

•	changes in business strategy, development plans or cost savings plans;

•	the loss of any of our major suppliers or the bankruptcy or financial distress of our customers;

•	the ability to attain and maintain any price increases for our products;

•	foreign currency fluctuations and devaluations and political instability in our foreign markets;

•	the loss of our intellectual property rights;

•	availability, terms and deployment of capital; and

•	other factors over which we have little or no control, including events like hurricanes and other natural disasters, such as Hurricanes Katrina and Rita.

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from our offering of our common stock, after deducting underwriting discounts and other expenses, of approximately $239 million, assuming the shares are offered at $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover of the common stock prospectus. We estimate that we will receive net proceeds from our offering of our convertible perpetual preferred stock, after deducting underwriting discounts and other expenses, of approximately $117 million, assuming the shares are offered at $50.00 per share. We intend to use all of our net proceeds from the sale of common stock being sold by us and from the sale of convertible perpetual preferred stock together with available cash to redeem all of our outstanding shares of Series A Preferred Stock at its estimated accreted value of $373 million, including a premium. It is estimated that we will use approximately $29 million of the proceeds to pay related fees and expenses.

On May 31, 2005, we used all of the proceeds that we received from the offering of shares of our Series A Preferred Stock and a portion of the proceeds from borrowings under our new senior secured credit facilities to declare a special dividend of approximately $550 million (of which $27 million remains to be paid) to our parent, Hexion LLC, which in turn paid a pro rata special dividend to its equity holders, which included Apollo and other investors, including certain members of our management.

We will not receive any proceeds for the sale of our common stock by the selling shareholder, including if the underwriters exercise their option to purchase additional shares. In the aggregate, the selling shareholder will receive approximately $180 million of the net proceeds of this offering, or approximately $244 million if the underwriters’ option to purchase additional shares is exercised in full, assuming the shares are offered at $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and debt reduction. Our senior secured credit facilities and the indentures governing our notes impose restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt instruments. See “Description of Certain Indebtedness.” Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provision of applicable law and other factors that our board of directors may deem relevant. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

On May 31, 2005, we used all of the proceeds that we received from the offering of shares of our Series A Preferred Stock and a portion of the proceeds from borrowings under our new senior secured credit facilities to declare a special dividend of approximately $550 million (of which $27 million remains to be paid) to our parent, Hexion LLC, which in turn paid a pro rata special dividend to its equity holders, which included Apollo and other investors, including certain members of our management.

Upon the completion of the offering of our convertible perpetual preferred stock, we will be required, under the terms of the convertible perpetual preferred stock, to pay scheduled quarterly dividends, subject to legally available funds. Subject to exceptions for the redemption of our Series A Preferred Stock, payment of dividends or distributions declared prior to the issue date of the convertible perpetual preferred stock and certain other exceptions for the payment of dividends or distributions in stock or cash in lieu of fractional shares, no dividends or other distributions may be declared, made or paid, or set apart for payment upon, any capital stock which ranks on parity or is junior to the convertible perpetual preferred stock (including our common stock), nor may any parity stock or junior stock be redeemed, purchased or otherwise acquired for any consideration by us or on our behalf unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the convertible perpetual preferred stock and any parity stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

CAPITALIZATION

The following table sets forth our cash and equivalents and our capitalization as of September 30, 2005 (i) on an actual consolidated basis for Hexion and (ii) on an as adjusted basis giving effect to the offerings, including the application of the net proceeds to the Company therefrom. You should read this table in conjunction with “Selected Historical Financial and Other Information,” “Unaudited Pro Forma Financial Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all of the financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	As Adjusted (1)
	(in millions)
Cash and equivalents	$164	$127

Debt:
Senior credit facilities (including current maturities)	$499	$499
Senior secured notes	966	966
Senior unsecured debentures	440	440
Senior subordinated notes	337	337
Industrial revenue bonds	34	34
Other debt and capital leases	45	45
Short-term debt	46	46

Total debt	2,367	2,367

Preferred Stock:
Series A Preferred Stock, par value $0.01 per share, liquidation preference $350 million actual: 60,000,000 shares authorized, 14,000,000 shares issued and outstanding; as adjusted: 14,000,000 shares authorized, no shares issued and outstanding	352	—

Common Stock and Other Shareholders’ Deficit:
Convertible perpetual preferred stock, par value $0.01 per share: actual: no shares authorized, no shares issued and outstanding; as adjusted: 2,875,000 shares authorized, 2,500,000 shares issued and outstanding	—	117
Common stock, par value $0.01 per share: actual 300,000,000 shares authorized, 82,629,906 shares issued and outstanding; as adjusted: 500,000,000 shares authorized, 94,185,462 shares issued and outstanding	1	1
Paid-in capital (2)	525	743
Treasury stock	(296)	(296)
Accumulated other comprehensive loss	(39)	(39)
Accumulated deficit	(1,058)	(1,078)

Total common stock and other shareholders’ deficit	(867)	(552)

Total capitalization	$1,852	$1,815

(1)	Reflects the sale of 11,555,556 shares of our common stock by us and the sale of 2,500,000 shares of our convertible perpetual preferred stock in the offerings at an assumed initial public offering price of $22.50 per common share, which represents the mid-point of the estimated offering price range shown on the cover of the common stock prospectus, and $50.00 per share of convertible perpetual preferred stock, which is the liquidation preference shown on the cover of the convertible perpetual preferred stock prospectus, and the application of the net proceeds to the Company together with available cash to redeem our Series A Preferred Stock as described further under “Use of Proceeds.”

(2)	Additional paid-in capital gives effect to the redemption of our Series A Preferred Stock, which will accrete from its issue date in May 2005 until redeemed, from the net proceeds to the Company from the offerings. It is estimated that an additional amount of $21 will be incurred through the date of this filing in respect of a redemption premium, dividends and accretion prior to redemption. Series A Preferred Stock will incur additional dividends until the redemption date. In addition, the redemption premium of the Series A Preferred Stock increases over time. (See “Description of Capital Stock—Series A Floating Rate Preferred Stock”). The total payment for the redemption is estimated to be $373, including the redemption premium but excluding related fees and expenses.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the pro forma net tangible book value per share of common stock after the offering. Our net tangible book deficit as of September 30, 2005 was $1,183 million, or $14.32 per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities, minority interest and Series A preferred stock from our total tangible assets; and

•	dividing the difference by the number of shares of common stock outstanding.

If we give effect to the sale of 11,555,556 shares of common stock by us in this offering at the initial public offering price of $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover of the common stock prospectus, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book deficit as of September 30, 2005 would have been $868 million, or $9.22 per share. This amount represents an immediate dilution of $31.72 per share to new investors. The following table illustrates this dilution per share:

	Per Share
Assumed initial public offering price		$22.50

Net tangible book deficit as of September 30, 2005	$(14.32)
Increase in net tangible book value attributable to this offering	5.10

Pro forma net tangible book deficit after this offering		(9.22)

Dilution to new investors		$31.72

The following table summarizes on the basis described above, as of September 30, 2005, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by Hexion LLC and by new investors, at the initial public offering price of $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover of the common stock prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
(total consideration amount in millions)	Number	Percent	Amount	Percent
Hexion LLC(1)	82,629,906	87.7%	$2	0.7%	$0.02
New investors(2)	11,555,556	12.3	260	99.3	$22.50

Total	94,185,462	100.0%	$262	100.0%

(1)	Total consideration and average price per share paid by Hexion LLC give effect to the $523 million dividend paid to Hexion LLC through September 30, 2005. This table does not give effect to the $27 million dividend declared but not paid.
(2)	Excludes 8,444,444 shares of our common stock (or if the over-allotment option is exercised, 11,444,444) to be sold by Hexion LLC to the new investors in the offering for which we will not receive any net proceeds. After the consummation of this offering, Hexion LLC will beneficially own approximately 71.4% of our common stock (or 68.4% if the underwriters exercise in full their over-allotment option).

The tables above assume no exercise or conversion of: (1) the 4,136,854 outstanding stock options at September 30, 2005 with a weighted average exercise price of approximately $6.29 per share, which includes 4,096,072 options to purchase shares of common stock that are in-the-money compared to the estimated offering price range set forth on the cover of the common stock prospectus and (2) the convertible perpetual preferred stock into common stock because the exercise or conversion of each of the above would have an anti-dilutive effect on the net tangible book value. See “Management.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We derived the unaudited pro forma financial data set forth below by the application of the pro forma adjustments to the historical audited or unaudited consolidated financial statements of Hexion, appearing elsewhere in this prospectus. The unaudited consolidated balance sheet of Hexion as of September 30, 2005, includes Resolution Performance, Resolution Specialty, Borden Chemical and Bakelite as of September 30, 2005. The audited consolidated statement of operations of Hexion for the year ended December 31, 2004 includes (1) Resolution Performance for the year ended December 31, 2004; (2) Resolution Specialty for the period from the date of acquisition by Apollo on August 2, 2004 through December 31, 2004; and (3) Borden Chemical for the period from the date of acquisition by Apollo on August 12, 2004 through December 31, 2004. The unaudited consolidated statement of operations of Hexion for the nine months ended September 30, 2005 includes Resolution Performance, Resolution Specialty and Borden Chemical for the nine months ended September 30, 2005 and Bakelite from the date of acquisition by Hexion on April 29, 2005 through September 30, 2005. The unaudited statement of operations of Hexion for the nine months ended September 30, 2004 includes (1) Resolution Performance for the nine months ended September 30, 2004; (2) Resolution Specialty for the period from the date of acquisition by Apollo on August 2, 2004 through September 30, 2004; and (3) Borden Chemical for the period from the date of the acquisition by Apollo on August 12, 2004 through September 30, 2004.

The unaudited pro forma balance sheet as of September 30, 2005, gives pro forma effect only to the offerings of common stock and convertible perpetual preferred stock, including the application of the net proceeds to redeem the shares of our Series A Preferred Stock at its accreted value as if the offerings occurred on September 30, 2005 because the Combinations, the Bakelite Transaction and the Financings have been reflected in the unaudited consolidated balance sheet of Hexion as of September 30, 2005.

The unaudited pro forma statements of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005, give pro forma effect to the Transactions (other than the Resolution Performance Transaction) as if they occurred on January 1, 2004.

The pro forma adjustments relating to the Bakelite Transaction and the minority interest acquisitions as part of the Combinations are based on preliminary estimates of the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. The final determination of fair value is dependent on the finalization of the working capital adjustment with the seller, and could result in changes to the pro forma adjustments and the pro forma data included herein.

The final purchase price allocations are also dependent on whether there are any post-closing adjustments on the finalization of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the Bakelite Transaction and the Combinations. The Bakelite share purchase agreement provides for a working capital adjustment to the purchase price that was paid at closing, which has not yet been finalized. Any final adjustment may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial information, including the adjustment of goodwill.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if they had occurred on the date indicated nor do they purport to project our results of operations for any future period.

You should read our unaudited pro forma financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included in this prospectus and other financial information appearing elsewhere in this prospectus, including information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

HEXION SPECIALTY CHEMICALS, INC.

Unaudited Pro Forma Balance Sheet

as of September 30, 2005

(dollars in millions)

		The offerings
	Actual	Adjustments (1)		Pro Forma
Assets
Current assets:
Cash and equivalents	$164	$(37	)(a)(e)	$127
Accounts receivable	607	—		607
Inventories	452	—		452
Other current assets	148	—		148

	1,371	(37)		1,334
Property and equipment	1,411	—		1,411
Goodwill	146	—		146
Other non-current assets	99	—		99
Other intangible assets	170	—		170

Total assets	$3,197	$(37)		$3,160

Liabilities, redeemable preferred stock, common stock and other shareholders’ deficit
Current liabilities:
Accounts and drafts payable	$440	$—		$440
Debt payable within one year	61	—		61
Other current liabilities	335	—		335

	836	—		836

Other liabilities:
Long-term debt	2,306	—		2,306
Non-pension postemployment benefit obligations	137	—		137
Deferred income taxes	155	—		155
Other long-term liabilities	267	—		267

	2,865	—		2,865

Minority interest	11	—		11

Series A Preferred Stock	352	(352	)(b)	—

Common stock and other shareholders’ (deficit) equity:
Convertible perpetual preferred stock	—	117	(c)	117
Common stock and additional paid-in capital	526	218	(d)	744
Treasury stock and other	(335)	—		(335)
Accumulated deficit	(1,058)	(20	)(e)	(1,078)

	(867)	315		(552)

Total liabilities, redeemable preferred stock, common stock and other shareholders’ deficit	$3,197	$(37)		$3,160

See Notes to Unaudited Pro Forma Balance Sheet

Notes to Unaudited Pro Forma Balance Sheet

(1) Set forth below are the estimated sources and uses of funds pertaining to the offerings.

Sources
Available cash	$17
Offerings by us:
Common stock	260
Convertible perpetual preferred stock	125

Total sources	$402

Uses

Redemption of Series A Preferred Stock	$373
Transaction costs of the offerings	29

Total uses	$402

The offerings are expected to raise proceeds of $356 (net of estimated fees and expenses) to the Company which will be used with available cash of $17 to redeem the Series A Preferred Stock at its accreted amount which is estimated to be $373 at the time of the offerings. As of September 30, 2005, the Series A Preferred Stock had accreted to $352. It is estimated that an additional amount of $21 will be incurred through the date of this filing in respect of a redemption premium, dividends and accretion prior to redemption. Series A Preferred Stock will incur additional dividends until the redemption date. In addition, the redemption premium of the Series A Preferred Stock increases over time. (See “Description of Capital Stock—Series A Floating Rate Preferred Stock”).

(a)	Reflects the use of available cash of $17 to pay a portion of the redemption of Series A Preferred Stock, the payment of a buyout of the Apollo management consulting agreement and the payment of a structuring and advisory fee to Apollo related to the offerings.

(b)	Reflects the redemption of Series A Preferred Stock. It is estimated that an additional amount of $21 will be incurred through the date of this filing in respect of a redemption premium, dividends and accretion prior to redemption.

(c)	Reflects the offering of convertible perpetual preferred stock (net of estimated fees and expenses of $8).

(d)	Reflects the proceeds of the offering of common stock by us of $239 (net of estimated fees and expenses of $21) less accrued and unpaid Series A Preferred Stock dividends and a redemption premium which total $21 (including accretion of issuance costs).

(e)	Reflects the use of available cash for the payment of a buyout of the Apollo management consulting agreement and the payment of a structuring and advisory fee to Apollo related to the offerings.

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the year ended December 31, 2004

(dollars in millions, except per share data)

	Actual				Combinations, Prior Transactions, Bakelite Transaction and Financings			The offerings
		Preacquisition
			Resolution Specialty (2)
	Hexion	Borden (1)		Bakelite (3)	Adjustment (4)		Subtotal	Adjustments (5)		Pro Forma
Net sales	$2,019	$984	$440	$699	$(37	)(a)	$4,105	$—		$4,105
Cost of sales	1,785	832	407	593	(48	)(a)	3,569	—		3,569

Gross profit	234	152	33	106	11		536	—		536

Selling, general & administrative expense	163	99	48	82	(4	)(b)	388	1	(a)	389
Transaction related costs	56	9	—	—	—		65	—		65
Impairments	2	—	64	20	—		86	—		86
Other operating expense	4	5	7	3	—		19	—		19

Operating income (loss)	9	39	(86)	1	15		(22)	(1)		(23)

Interest expense	118	31	5	4	62	(c)	220	—		220
Affiliated interest (income) expense, net	—	—	—	(1)	1	(d)	—	—		—
Other non-operating expense	4	1	1	—	—		6	—		6

(Loss) income from continuing operations before income tax and minority interest	(113)	7	(92)	(2)	(48)		(248)	(1)		(249)

Income tax expense (benefit)	—	143	1	1	(15	)(e)	130	(1	)(b)	129

Loss from continuing operations before minority interest	(113)	(136)	(93)	(3)	(33)		(378)	—		(378)

Minority interest in net income (loss) of consolidated subsidiaries	(8)	1	—	—	8	(f)	1	—		1

Net loss before nonrecurring charges directly attributable to the transaction	$(105)	$(137)	$(93)	$(3)	$(41)		$(379)	—		(379)

Dividends on Series A Preferred Stock								—		—
Dividends on convertible perpetual preferred stock								5	(d)	5

Net loss available to common shareholders								$(5)		$(384)

Pro Forma loss per share (6)
Basic and Diluted										$(4.08)
Pro Forma weighted average number of common shares outstanding (6)
Basic and Diluted										94,185,462

See Notes to Unaudited Pro Forma Statements of Operations

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the nine months ended September 30, 2005

(dollars in millions, except per share data)

	Actual		Combinations, Prior Transactions, Bakelite Transaction and Financings			The offerings
		Preacquisition
	Hexion	Bakelite (3)	Adjustment (4)		Subtotal	Adjustments (5)		Pro Forma
Net sales	$3,317	$261	$(14	)(a)	$3,564	$—		$3,564
Cost of sales	2,831	229	(30	)(a)	3,030	—		3,030

Gross profit	486	32	16		534	—		534

Selling, general & administrative expense	290	30	(3	)(b)	317	—		317
Transaction related costs	34	—	—		34	—		34
Other operating (income) expense	(4)	1	—		(3)	—		(3)

Operating income	166	1	19		186	—		186

Interest expense (income)	169	2	(6	)(c)	165	—		165
Other non-operating expense	14	—	—		14	—		14

(Loss) income from continuing operations before income tax and minority interest	(17)	(1)	25		7	—		7

Income tax expense	43	2	10	(e)	55	—		55

(Loss) income from continuing operations before minority interest	(60)	(3)	15		(48)	—		(48)

Minority interest in net income of consolidated subsidiaries	3	—	1	(f)	4	—		4

(Loss) income from continuing operations	(63)	(3)	14		(52)	—		(52)

Dividends on Series A Preferred Stock	18	—	—		18	(18	)(c)	—
Dividends on convertible perpetual preferred stock	—	—	—		—	4	(d)	4

Net (loss) income available to common shareholders	$(81)	$(3)	$14		$(70)	$14		$(56)

Pro Forma loss per share (6)
Basic and Diluted								$(.59)
Pro Forma weighted average number of common shares outstanding (6)
Basic and Diluted								94,185,462

See Notes to Unaudited Pro Forma Statements of Operations

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the nine months ended September 30, 2004

(dollars in millions, except per share data)

	Actual				Combinations, Prior Transactions, Bakelite Transaction and Financings			The offerings
		Preacquisition
			Resolution Specialty (2)
	Hexion	Borden (1)		Bakelite (3)	Adjustment (4)		Subtotal	Adjustments (5)	Pro Forma
Net sales	$1,081	$984	$440	$505	$(27	)(a)	$2,983	$—	$2,983
Cost of sales	968	832	407	433	(37	)(a)	2,603	—	2,603

Gross profit	113	152	33	72	10		380	—	380

Selling, general & administrative expense	98	99	48	57	(3	)(b)	299	1 (a)	300
Transaction related costs	47	9	—	—	—		56	—	56
Impairments	—	—	64	12	—		76	—	76
Other operating (income) expense	—	5	7	2	—		14	—	14

Operating income (loss)	(32)	39	(86)	1	13		(65)	(1)	(66)

Interest expense	73	31	5	3	53	(c)	165	—	165

Affiliated interest (income) expense, net	—	—	—	(1)	1	(d)	—	—	—
Other non-operating expense	—	1	1	—	—		2	—	2

(Loss) income from continuing operations before income tax and minority interest	(105)	7	(92)	(1)	(41)		(232)	(1)	(233)

Income tax (benefit) expense	(4)	143	1	—	(13	)(e)	127	— (b)	127

Loss from continuing operations before minority interest	(101)	(136)	(93)	(1)	(28)		(359)	(1)	(360)
Minority interest in net income (loss) of consolidated subsidiaries	(7)	1	—	—	7	(f)	1	—	1

Net loss before nonrecurring charges directly attributable to the transaction	$(94)	$(137)	$(93)	$(1)	$(35)		$(360)	(1)	(361)

Dividends on Series A Preferred Stock								—	—
Dividends on convertible perpetual preferred stock								4 (d)	4

Net loss available to common shareholders								$(5)	$(365)

Pro Forma loss per share (6)
Basic and Diluted									$(3.88)
Pro Forma weighted average number of common shares outstanding (6)
Basic and Diluted									94,185,462

See Notes to Unaudited Pro Forma Statements of Operations

Notes to Unaudited Pro Forma Statements of Operations

(1) The Borden Transaction occurred on August 12, 2004. The historical data with respect to Borden Chemical presented in the unaudited pro forma statement of operations for the year ended December 31, 2004 and nine months ended September 30, 2004 relates to the period from January 1, 2004 to August 11, 2004. From August 12, 2004, data with respect to Borden Chemical is included in the Hexion historical data.

(2) The Resolution Specialty Transaction occurred on August 2, 2004. The historical data with respect to the Resins, Inks and Monomers Business of Eastman Chemical Company, the predecessor to Resolution Specialty, presented in the unaudited pro forma statement of operations for the year ended December 31, 2004 and nine months ended September 30, 2004 relates to the period from January 1, 2004 to August 1, 2004. From August 2, 2004, data with respect to Resolution Specialty is included in the Hexion historical data.

(3) The Bakelite Transaction occurred on April 29, 2005. The historical data with respect to the Resins Business of the Bakelite Group, the predecessor to Bakelite, is presented in the unaudited pro forma statements of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and relates to the fiscal year ended December 31, 2004 and to the period from January 1, 2005 to April 29, 2005. From April 30, 2005, data with respect to Bakelite is included in the Hexion historical data. Historical data for the nine months ended September 30, 2004 relates to the period from January 1, 2004 to September 30, 2004. The historical combined statements of operations of Bakelite for the year ended December 31, 2004 and the nine months ended September 30, 2004 and four months ended April 29, 2005 have been translated into U.S. dollars at the average exchange rate for the related period of 1.2478 and 1.2243 and 1.3053 U.S. dollars to one euro, respectively. It should be noted that such translations should not be construed as representations that the U.S. dollar amounts actually represent such euro amounts, or could have been or will be converted into euros at the rate indicated or at all. The historical combined statements of operations of Bakelite are as follows:

	Year ended December 31, 2004	Nine months ended September 30,	Four months ended April 29,
		2004	2005
Net sales	€560	€413	€200
Cost of sales	475	354	176

Gross profit	85	59	24
Selling, general and administrative expense	66	46	23
Impairments	16	10	—
Other operating expense	2	2	1

Operating income	1	1	—
Interest expense	3	3	1
Affiliated interest expense, net	(1)	(1)	—

Income (loss) before income tax	(1)	(1)	(1)
Income tax expense	1	—	1

Net income (loss)	€(2)	€(1)	€(2)

To conform the presentation of Bakelite’s statement of operations with Hexion’s for the year ended December 31, 2004, the nine months ended September 30, 2004 and four months ended April 29, 2005, Bakelite’s distribution expenses of €15, €11 and €6, respectively, have been included in Cost of sales, and marketing expenses of €34, €26 and €12, respectively, have been included in Selling, general and administrative expense.

(4) Reflects the following adjustments:

(a)	Elimination of intercompany activity resulted in the reduction of net sales and cost of sales. Additionally, cost of sales reflects the adjustments to depreciation and amortization expense resulting from fair value adjustments to certain property and equipment and amortizable intangible assets, an adjustment to account for inventory on a first-in-first-out basis for both the pre- and post-acquisition periods of Resolution Specialty and an adjustment to reverse an amount which represents the write-up of inventory that was recorded as part of the purchase price allocations for Resolution Specialty in 2004, Bakelite in 2005 and minority interest exchanges in 2005, and subsequently expensed through cost of sales. These entries are summarized as follows:

	Year ended December 31, 2004	Nine months ended September 30,
		2004	2005
Sales
Elimination of intercompany activity	$(37)	$(27)	$(14)

Cost of Sales
Elimination of intercompany activity	$(38)	$(27)	$(14)
Inventory adjustment for first-in-first-out basis	(1)	(1)	—
Reverse expensing of inventory write-up	(9)*	(9)*	(16)*

	$(48)	$(37)	$(30)

*	Reflects elimination from cost of sales for the purchase accounting step-up that was expensed during the period for Resolution Performance, Resolution Specialty and Bakelite.

(b)	Reflects the elimination of management fees and an adjustment to decrease amortization expense resulting from fair value adjustments to amortizable intangible assets.

(c)	Represents the new debt issued and the effect of a full year of interest expense related to the debt outstanding as a result of the Prior Transactions and the Current Transactions:

	Year ended December 31, 2004	Nine months ended September 30,
		2004	2005
Second-priority senior secured notes	$43	$32	$32
New Floating Rate Notes	15	11	11
New senior secured credit facilities	36	27	27
Amortization of debt issuance cost and debt premium or discount	8	6	6
Less historical interest	(40)	(23)	(82)

Net adjustment to interest expense	$62	$53	$(6)

The interest rates in effect at November 16, 2005 were used to compute the pro forma adjustments to interest expense for newly issued variable rate debt, including that issued in the Borden Transaction. Each one-eighth point change in the assumed interest rates would result in a $1 change in annual interest expense.

(d)	Affiliated debt and the associated interest income have been eliminated as part of the Bakelite Transaction.

(e)	The appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate have been applied.

(f)	Reflects the elimination of minority interests in Resolution Performance and Resolution Specialty resulting from the exchange of such interests as part of the Combination.

(5) Reflects the following adjustments:

(a)	Reflects the elimination of management fees resulting from the buyout of the Apollo management consulting agreement in connection with the offerings and the cost resulting from the modification of existing option agreements. The unaudited pro forma statements of operations do not reflect a one time charge relating to the buyout of the Apollo management consulting agreement or the payment of a $10 fee to Apollo for its structuring and advisory services relating to the offerings.

(b)	The appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate have been applied.

(c)	Reflects the elimination of accretion related to Series A Preferred Stock as of September 30, 2005. We estimate that the Series A Preferred Stock will be outstanding for part of the fourth quarter of 2005 and will accrue additional dividends of $21 including accretion of issuance costs and redemption premiums through the date of this filing. The total payment for the redemption is estimated to be $373, excluding related fees and expenses.

(d)	Reflects annual dividend on the convertible perpetual preferred stock.

(6) Pro forma basic and diluted loss per common share are computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Since we had a net loss for the year ended December 31, 2004, and the nine months ended September 30, 2004 and 2005, shares issuable upon the exercise of employee stock options and conversion of convertible perpetual preferred stock have an antidilutive effect. Therefore, the unaudited pro forma diluted loss per share is the same as the unaudited pro forma basic loss per share. Unaudited pro forma basic and diluted loss per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to redeem Series A Preferred Stock as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic loss per share calculation have been adjusted to reflect the sale of 11,555,556 shares by us in this offering.

SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

The combination of Borden Chemical, Resolution Performance and Resolution Specialty has been treated, for accounting purposes, as a combination of entities under common control due to Apollo’s controlling interest in each of the companies. The audited consolidated financial statements presented herein reflect the results of operations of each company from the date such company was acquired by Apollo.

The following table presents selected historical financial and other data of Hexion. The selected historical financial and other data of Hexion as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004 has been derived from the audited consolidated financial statements of Hexion, included elsewhere in this prospectus. The selected historical financial and other data of Hexion as of and for the nine months ended September 30, 2004 and 2005 have been derived from the unaudited condensed consolidated financial statements of Hexion, included elsewhere in this prospectus and include all adjustments that management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire year. The financial data of Hexion for the years ended December 31, 2000 and 2001 represent the operating results of Resolution Performance, not included herein, which reflect purchase accounting adjustments following the acquisition of Resolution Performance by Apollo on November 14, 2000. The financial data for Hexion for the year ended December 31, 2004, includes:

•	the results of operations of Resolution Performance for the full year ended December 31, 2004, which reflect purchase accounting adjustments from the date of acquisition of Resolution Performance by Apollo on November 14, 2000;

•	the results of operations of Borden Chemical for the period from August 12, 2004 to December 31, 2004, on a historical basis (because Borden Chemical is a public reporting registrant as a result of public debt that was outstanding prior to the Borden Transaction and which debt remains outstanding, Borden Chemical has elected to present its financial statements from the date of its acquisition by Apollo on the historical basis of accounting permitted under the SEC’s public debt exemption); and

•	the results of operations of Resolution Specialty for the period from August 2, 2004 to December 31, 2004 which reflect purchase accounting adjustments from the date of acquisition of Resolution Specialty by Apollo on August 2, 2004.

The consolidated balance sheet and statement of operations of Hexion as of and for the nine months ended September 30, 2004 and 2005, includes:

•	the results of operations of Resolution Performance as of and for the nine months ended September 30, 2004 and 2005, which reflect purchase accounting adjustments from the date of acquisition of Resolution Performance by Apollo on November 14, 2000;

•	the results of operations of Borden Chemical as of and for the nine months ended September 30, 2005 and for the period from the date of acquisition by Apollo on August 12, 2004 through September 30, 2004 on a historical basis (because Borden Chemical is a public reporting registrant as a result of public debt outstanding prior to the Borden Transaction and which debt remains outstanding, Borden Chemical has elected to present its financial statements from the date of its acquisition by Apollo on the historical basis of accounting permitted under the SEC’s public debt exemptions);

•	the results of operations of Resolution Specialty as of and for the nine months ended September 30, 2005 and for the period from the date of the acquisition by Apollo on August 2, 2004 through September 30, 2004, which reflect purchase accounting adjustments from the date of acquisition of Resolution Specialty by Apollo on August 2, 2004; and

•	the results of operations of Bakelite for the period from April 30, 2005 to September 30, 2005, which reflects purchase accounting adjustments from the date of the acquisition of Bakelite on April 29, 2005.

You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all the financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor
	10 months ended October 31, 2000	2 months ended December 31, 2000(1)	Year ended December 31,				Nine months ended September 30,
			2001	2002	2003	2004(2)	2004	2005(3)
		(dollars in millions)
Statement of Operations:
Net sales	$797	$152	$863	$740	$782	$2,019	$1,081	$3,317
Cost of sales	642	153	695	601	714	1,785	968	2,831

Gross profit (loss)	155	(1)	168	139	68	234	113	486

Selling, general & administrative expense	75	22	90	82	81	163	98	290
Transaction related costs	—	—	—	—	—	56	47	34
Impairments	—	—	—	—	13	2	—	—
Other operating expense (income)	—	—	—	16	(3)	4	—	(4)

Operating income (loss)	80	(23)	78	41	(23)	9	(32)	166

Interest expense	—	9	70	65	77	118	73	152
Write-off of deferred financing fees	—	—	—	—	—	—	—	17
Other non-operating expense (income)	6	(8)	14	—	—	4	—	14

Income (loss) from continuing operations before income tax and minority interest	74	(24)	(6)	(24)	(100)	(113)	(105)	(17)
Income tax expense (benefit)	27	(17)	—	(10)	(37)	—	(4)	43

Income (loss) from continuing operations before minority interest	47	(7)	(6)	(14)	(63)	(113)	(101)	(60)
Minority interest in net income (loss) of consolidated subsidiaries	—	(1)	(1)	(3)	(13)	(8)	(7)	(3)

Income (loss) from continuing operations	47	(6)	(5)	(11)	(50)	(105)	(94)	(63)
Loss from discontinued operations	—	—	—	—	—	—	—	10

Net income (loss)	$47	$(6)	$(5)	$(11)	$(50)	$(105)	$(94)	$(73)

Redeemable preferred stock accretion	—	—	—	—	—	—	—	18

Net income (loss) available to common shareholders	$47	$(6)	$(5)	$(11)	$(50)	$(105)	$(94)	$(91)

Cash Flow Data:
Cash flows from (used in) operating activities				$64	$(43)	$(32)	$(77)	$103
Cash flows (used in) from investing activities				(45)	7	(20)	8	(294)
Cash flows (used in) from financing activities				(21)	80	148	126	209

Balance Sheet Data (at end of period):
Cash and equivalents		$19	$6	$5	$49	$152	$107	$164
Working capital(4)		208	142	99	177	433	380	535
Total assets		1,225	1,101	1,179	1,191	2,696	2,486	3,197
Total long-term debt		674	581	567	675	1,834	1,805	2,306
Total net debt(5)		673	587	572	634	1,698	1,714	2,203
Total liabilities and minority interest		1,012	907	949	1,039	3,005	2,854	3,712
Redeemable preferred stock		—	—	—	—	—	—	352
Total common stock and other shareholders’ equity (deficit)		213	194	230	152	(309)	(368)	(867)

Other Financial Data:
Ratio of earnings to fixed charges and preferred stock dividends(6)		—	—	—	—	—	—	—

(1)	Data from date of acquisition by Apollo on November 14, 2000 through December 31, 2000.
(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.
(3)	Includes data for Bakelite from its date of acquisition, April 30, 2005.
(4)	Working capital is defined as current assets less current liabilities.
(5)	Net debt is defined as long-term debt plus short-term debt less cash and equivalents.
(6)	Due to the net losses in the years 2000 to 2004 and for each of the nine month periods ended September 30, 2004 and 2005, the ratio of earnings to fixed charges and preferred stock dividends was less than 1. Our earnings were insufficient to cover fixed charges by $24, $6, $24, $100, $113, $105 and $17 for the 2 months ended December 31, 2000, the years ended December 31, 2001, 2002, 2003 and 2004 and each of the nine month periods ended September 30, 2004 and 2005, respectively. Our earnings were insufficient to cover fixed charges and preferred stock dividends by $249 for the year ended December 31, 2004 on a pro forma basis. The ratio of earnings to fixed charges and preferred stock dividends was 1.02 for the nine-month period ended September 30, 2005, on a pro forma basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our historical consolidated financial statements covers periods before consummation of the offerings, including the application of the proceeds therefrom and the Current Transactions. Accordingly, the discussion and analysis of such periods does not reflect the significant impact these transactions have had and will have on the Company. See “Risk Factors,” “Unaudited Pro Forma Financial Information” and “—Liquidity and Capital Resources” for further discussion relating to the impact of these transactions on the Company. The following discussion should be read in conjunction with “Selected Historical Financial and Other Information” and all the financial statements and the related notes included elsewhere in this prospectus. All dollar amounts are in millions, except per share data or where otherwise indicated. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Unaudited Pro Forma Financial Information” and “Selected Historical Financial and Other Information.”

Overview

We are the world’s largest producer of thermosetting resins, or thermosets. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We are focused on providing a broad array of thermosets and associated technologies, with leading market positions in all key markets served.

The total global thermoset resins market is approximately $34 billion in annual sales, of which our primary markets represent approximately $19 billion in annual sales.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical laminates. As of September 30, 2005, we had 86 production and distribution sites globally and produce many of our key products locally in North America, Latin America, Europe and Asia. Through our worldwide network of strategically located production facilities, we serve more than 5,000 customers in 96 countries. We believe our global scale provides us with significant advantages over many of our competitors. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us with a lower cost operating structure and security of supply. In other areas, where we can capitalize on our technical know-how and market presence to capture additional value, we are integrated downstream into product formulations. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide customers a broad range of product solutions. Our global customers include leading companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Owens Corning, PPG Industries, Sumitomo, Sun Chemicals, Valspar and Weyerhaeuser.

Industry Conditions. As is true for many industries, our results are impacted by the effect on our customers of economic upturns or downturns, as well as the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes; therefore, factors impacting their industries could significantly affect our results.

Major industry sectors served by us include industrial/marine, construction, consumer/durable goods, automotive, electronics, architectural, civil engineering, repair/remodeling, graphic arts and oil and gas field support. Key drivers for our business are general economic and industrial growth, housing starts, auto builds, furniture demand, active gas drilling rigs, print advertising demand and chemical intermediates sector operating conditions.

After a relatively flat demand for our epoxy resins in 2002 and 2003, demand for our epoxy resins in 2004 increased significantly and demand through the first three quarters of 2005 has continued to be strong. Similarly, the pricing environment for our epoxy resins was positively impacted by increased demand and lack of availability of raw materials in some segments of the market.

From 1997 to 2000, demand for bisphenol-A (“BPA”), a key precursor in the manufacture of epoxy resins, grew by approximately 13% per year driven primarily by the polycarbonate end-uses (electronics, computer, telecommunications and data equipment), whereas from 2000 to 2004, the average growth rate was approximately 6%. In 2004 there was a strong recovery in global BPA demand primarily driven by stronger production rates. Compared to 2003, the estimated demand growth has again approached 13%. More importantly, in the second half of 2004, the resulting tightness in supply and demand has allowed for margin expansion despite the fact that the prices for phenol (BPA’s key feedstock) have seen unprecedented increases in 2004. Global demand through the first three quarters of 2005 has continued to be strong, and Hexion is in the process of activating a previously idle reactor to help meet this demand.

Raw Material Costs. In 2004, raw material costs made up approximately 80% of our product costs. The primary raw materials that we use are phenol, methanol, urea, propylene, chlorine and acetone. During the past four years, the prices of these raw materials have been volatile. During the year ended December 31, 2004, prices of our major feedstocks increased significantly relative to 2003. High energy costs such as the increasing price of crude oil and related petrochemical products and the higher cost of natural gas have translated into significant increases in raw material costs. For example, in 2004 the average prices of phenol, methanol and urea increased by 48%, 7% and 19% respectively. To help mitigate this volatility, we have purchase and sale contracts with many of our vendors and customers with periodic price adjustment mechanisms. For example, in our North American forest products business, approximately 60% of our sales are to customers that have contracts that allow for the passing through of increases in raw material costs on average within 30 days. Due to differences in timing of the pricing mechanism trigger points between our sales and purchase contracts there is often a “lead-lag” impact during which margins are negatively impacted for the short term in periods of rising raw material prices and positively impacted in periods of falling raw material prices. In addition, the pass through of raw material price changes can result in significant variances in sales comparisons from year to year. In 2004, we had a favorable impact on sales as raw material price increases throughout 2003 and 2004 were passed through to customers. Since year-end 2004, the average index price of methanol decreased about 5% and phenol decreased 9%, while urea increased 11% in the first three quarters of 2005.

While methanol prices have come down from the peaks established in the second quarter of 2005, North American prices remain the highest in the world and will likely result in continued shifting of chemical demand to other regions of the globe. Methanol prices are forecasted to remain stable throughout the remainder of 2005.

Regulatory Environment. National and international laws regulate the production and marketing of chemical substances. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union and the United States are most significant to our business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, and the United States Toxic Substances Control Act inventory. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in other countries, although additional administrative hurdles may exist.

We are also subject to extensive regulation under the environmental and occupational health and safety laws by Federal, state and local governmental entities and foreign authorities, such as the European Union. These laws are designed to protect workers and the public from exposure to certain hazardous chemicals and dangerous work conditions, to protect natural resources and to limit discharges of hazardous substances to the environment from ongoing operations. They provide for substantial fines and potential criminal sanctions for violations. They also establish requirements to remediate contamination. The laws are complex, change frequently and have tended to become more stringent over time.

For example, statutes such as the Federal Comprehensive Environmental Response, Compensation, and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, and at third-party disposal sites. Therefore, notwithstanding our commitment to environmental management, we cannot assure you that environmental, health and safety liabilities will not be incurred in the future, nor that such liabilities will not result in a material adverse effect on our financial condition, results of operations or business reputation.

Certain chemicals have been alleged to interact with the endocrine systems of humans and wildlife and disrupt normal processes (i.e., endocrine disrupters). BPA, which is used as an intermediate at our Deer Park and Pernis manufacturing facilities and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Pursuant to EU regulation 793/93/EC, BPA producers are currently conducting an extensive toxicology testing program of the chemical. In addition, new legislation in Europe will take effect in 2005 and require that risk labels be used for BPA indicating “possible risk of impaired fertility.” In the event that BPA is further regulated, additional operating costs would likely be incurred to meet more stringent regulation of the chemical.

Various government agencies are conducting formaldehyde health assessments and evaluating the need for additional regulations. Although formaldehyde has been heavily regulated for several years, further regulation of formaldehyde could follow over time. In 2004, the International Agency for Research on Cancer (“IARC”) reclassified formaldehyde as “carcinogenic to humans,” a higher classification than previous IARC evaluations based principally on a study linking formaldehyde exposure to nasopharyngeal cancer, a rare form of cancer in humans. IARC also concluded that there was strong evidence, but not sufficient evidence for a finding, of an association between leukemia and occupational exposure to formaldehyde, although IARC could not identify a mechanism for leukemia induction. We believe that our production facilities will be able to comply with any likely regulatory impact without any material impact on the business.

We support appropriate scientific research and risk-based policy decision-making, and we are working with industry groups, including the Formaldehyde Council, Inc., (“FCI”) to ensure that governmental assessments and regulations are based on sound scientific information. As a part of that effort, the FCI is currently funding additional health research to supplement the existing science database. Results from some of this work will be available in 2006. We have state of the art technology and credible stewardship programs and processes in place to provide compliant and cost-effective resin systems to our customers.

We also actively seek approvals from the U.S. Food and Drug Administration for certain specialty chemicals produced by us, principally where we believe that these specialty chemicals will or may be used by our customers in the manufacture of products that will come in direct or indirect contact with food.

Competitive Environment. The chemical industry has been historically competitive, and we expect this competitive environment to continue in the foreseeable future. We compete with companies of varying size, financial strength and availability of resources. Price, customer service and product performance are the primary areas in which we compete.

Impact of Hurricanes Katrina and Rita. During the third quarter of 2005, our operations in the Gulf Coast region of the United States were impacted by Hurricanes Katrina and Rita. Our Norco, LA and Deer Park, TX facilities incurred minimal damage from the hurricanes; however, the facilities were closed for 45 and 14 days after the hurricanes, respectively. These closures were due to repairs at the facilities that provide our facilities with utilities services.

Our facilities in the Gulf Coast escaped significant damage from Hurricane Rita, and though our facilities in the region were shut down in anticipation of Hurricane Rita, none remained closed for repair after the storm.

Our third quarter results were significantly impacted by the hurricanes as well. Approximately $10 of incremental expenses associated with the hurricanes negatively impacted the quarter’s operating income. These incremental expenses included higher cost of key raw materials, plant downtime, supply chain and other logistical disruptions and dislocated employees. We believe our fourth quarter 2005 operating results will continue to be negatively impacted by incremental expenses, of approximately $10-$20, directly related to the hurricanes.

Other Factors Impacting Our Results. Other pressures on our profit margins include rising utility costs and increasing employee benefit, general insurance and legal costs. We are taking a number of steps to control and/or mitigate the impact of these costs. In addition, we are continuing to analyze our business structure and consolidate plants and functions where we can realize significant cost savings and productivity gains. These consolidations have resulted in severance costs. Future consolidations, productivity initiatives and synergy strategies may include asset impairment charges and severance costs.

We believe that these factors will continue in the foreseeable future. These market dynamics will require us to continue to focus on productivity improvements and risk mitigation strategies to enhance and protect our margins.

Outlook

We have experienced an improvement in demand in the markets we serve and expect to see continued improvement in demand in 2006. Supply/demand fundamentals are expected to improve, both in industrialized and developing nations. We expect this trend to result in higher utilization rates for the resins industry, which in turn will lead to continued price increases. Furthermore, we feel that the formation of Hexion will lead to improved technical capabilities for the combined entities and an ability to service our customers better.

However, raw material volatility could continue through 2006 because of, among other things, political instability in the Middle East or supply disruptions elsewhere, including as a result of hurricanes and other natural disasters, such as Hurricanes Katrina and Rita. There can be no assurances that (i) any global recovery will continue during 2006, (ii) we will be able to realize margins we have historically achieved as feedstock costs decline or (iii) our feedstock costs will not rise faster than our product prices and, therefore, reduce our margins.

We believe we will be able to mitigate such volatility due to a number of factors: (i) our actions taken in 2005 to implement monthly or quarterly pricing mechanisms in many product lines will improve our ability to react to changing market conditions in 2006; (ii) the value-added nature of many of our product lines will allow us to continue to pass through additional feedstock price increases; and (iii) the roll-off of several long-term raw material contracts should have a step-change effect in lowering our feedstock costs.

There can be no assurances that (i) demand for our products will increase during 2006 or (ii) past or future price increases by us or our competitors will be accepted by our customers or that we will not lose any significant customers or volumes in the future as a result of these price increases.

We expect to generate increasing free cash flow (cash flow from operating activities less anticipated capital expenditures) in the future due to improving operating characteristics and the absence of one-time costs associated with the Current Transactions. Our products are generally less capital intensive to manufacture than many other products in the chemical industry and, as a result, we have low maintenance capital and moderate working capital requirements. Furthermore, due to our tax assets and other structuring considerations, we expect to have very low cash tax requirements for the foreseeable future. Additionally, we expect to realize in excess of $125 in annual net cost synergies from the Current Transactions, which should further improve free cash flow. We expect to incur one-time costs of approximately $75 during the next two years in connection with implementing these synergies. We expect that all of these factors will enable us to generate increased free cash flow, which we anticipate will be available to reduce indebtedness or for other strategic purposes.

Transactions

The Combinations. On May 31, 2005, Resolution Performance and Resolution Specialty were combined with and into Borden Chemical (the “Combinations”), all of which were controlled by Apollo Management, L.P. and its affiliates (“Apollo”). Upon the consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc. and BHI Acquisition LLC, Borden Chemical’s parent, changed its name to Hexion LLC. Immediately following completion of this offering, Apollo, through Hexion LLC, will hold approximately 71.4% of the outstanding common stock of Hexion.

The Borden Transaction. On August 12, 2004, an affiliate of Apollo acquired all of the outstanding capital stock of Borden Chemical (the “Borden Acquisition”). The Borden Acquisition, the related offering of second-priority senior secured floating rate notes (the “Original Floating Rate Notes”) and 9% second-priority senior secured notes (the “Fixed Rate Notes”) and the related transactions are collectively referred to in this prospectus as the “Borden Transaction.”

The Resolution Performance Transaction. On November 14, 2000, an affiliate of Apollo acquired control of Resolution Performance in a recapitalization transaction (the “Resolution Performance Transaction”). Prior to the recapitalization, Resolution Performance was a wholly owned subsidiary of the Royal Dutch/Shell Group of Companies (“Shell”).

The Resolution Specialty Transaction. On August 2, 2004, Resolution Specialty, an affiliate of Apollo, acquired the resins, inks and monomers division (the “Resolution Specialty Acquisition”) of Eastman Chemical Company (“Eastman”). The Resolution Specialty Acquisition and the related transactions are collectively referred to in this prospectus as the “Resolution Specialty Transaction.”

The Bakelite Transaction. On April 29, 2005, a subsidiary of Borden Chemical acquired Bakelite (the “Bakelite Acquisition”). Upon the consummation of the Bakelite Acquisition, Bakelite became an indirect, wholly-owned subsidiary of Borden Chemical Canada, Inc. (“Borden Canada”). The Bakelite Acquisition was financed through a combination of available cash and borrowings under a bridge loan facility, which was refinanced with the proceeds of our second-priority senior secured floating rate notes issued on May 20, 2005 (the “New Floating Rate Notes”) and borrowings under our new senior secured credit facilities (collectively the “Bakelite Financing”). The Bakelite Acquisition, the repayment or assumption of certain of Bakelite’s debt in connection therewith and the Bakelite Financing are collectively referred to in this prospectus as the “Bakelite Transaction.”

Critical Accounting Policies

In preparing our financial statements in conformity with US GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of our accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, we cannot assure you that actual results will not differ significantly from estimated results. We base these judgments on our historical experience, management’s forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to the audited Consolidated Financial Statements included elsewhere in this prospectus.

Our most critical accounting policies, which reflect significant management estimates and judgment in determining reported amounts in the audited Consolidated Financial Statements included elsewhere in this prospectus, are as follows:

Basis of Presentation. The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, in which minority shareholders hold no substantive participating rights, after elimination of intercompany accounts and transactions. The Company’s share of the net earnings of 20% to 50% owned companies, which it has the ability to exercise significant influence over operating and financial policies, are included in income on an equity basis. Investments in the other companies are carried at cost.

Resolution Performance, Borden Chemical and Resolution Specialty are considered entities under the common control of Apollo as defined in EITF 02-5 “Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” As a result of the Combinations, the financial statements of these entities are presented retroactively on a consolidated basis in a manner similar to a pooling of interests, and include the results of operations of each business only from the date of acquisition by Apollo.

The financial data for Hexion for the nine months ended September 30, 2004 and years ended December 31, 2002 and 2003 include the results of operations of Resolution Performance only. The financial data for Hexion for the nine months ended September 30, 2005 and the year ended December 31, 2004, includes:

•	the results of operations of Resolution Performance for the nine months ended September 30, 2005 and the full year ended December 31, 2004, respectively, which reflect purchase accounting adjustments from the date of acquisition of Resolution Performance by Apollo on November 14, 2000,

•	the results of operations of Borden Chemical for the nine months ended September 30, 2005 and the period from August 12, 2004 to December 31, 2004, respectively, on a historical basis (because Borden Chemical is a public reporting registrant as a result of public debt that was outstanding prior to the Borden Transaction and which debt remains outstanding, Borden Chemical has elected to present its financial statements from the date of its acquisition by Apollo on the historical basis of accounting permitted under the SEC’s public debt exemptions),

•	the results of operations of Resolution Specialty for the nine months ended September 30, 2005 and the period from August 2, 2004 to December 31, 2004, respectively, which reflect purchase accounting adjustments from the date of the acquisition of Resolution Specialty by Apollo on August 2, 2004, and

•	the results of operations of Bakelite for the period from April 30, 2005 to September 30, 2005, which reflects purchase accounting adjustments from the date of the acquisition of Bakelite on April 29, 2005.

Accordingly, the results of operations of Hexion for periods prior to the Borden Chemical and Resolution Specialty acquisitions are not comparable to results for subsequent periods. In order to enhance comparability, management’s discussion and analysis of financial condition and results of operations includes additional supplemental data provided for the individual entities for the nine months ended September 30, 2004 and 2005 and for the years ended December 31, 2003 and 2004.

        Environmental Remediation and Restoration Liabilities. Accruals for environmental matters are recorded when we believe it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. Our accruals are established following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities.” We have accrued approximately $41 and $39 at December 31, 2004 and September 30, 2005, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with such liabilities may fall within a range of $27 to $80. This estimate of the range of reasonably possible costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of this range, we used assumptions that are less favorable to Hexion among the range of reasonably possible outcomes, but we did not assume we would bear full responsibility for all sites, to the exclusion of other potentially responsible parties (“PRPs”).

For environmental conditions that existed prior to the acquisition of Resolution Performance, environmental remediation liability is influenced by agreements associated with the transactions under the terms of which Shell generally will indemnify us for environmental damages associated with environmental conditions that occurred or existed before the closing date of the acquisition, subject to certain limitations. In addition, for incidents occurring after the closing date of the acquisition, management believes that we maintain adequate insurance coverage, subject to deductibles, for environmental remediation activities.

For environmental conditions that existed prior to the acquisition of Resolution Specialty, the Resolution Specialty Transaction Agreement provides for a seller indemnification (“Eastman Indemnification”), under the terms of which Eastman agreed to indemnify Resolution Specialty and its affiliates for certain losses and associated expenses occurring within specified time periods. Items covered by the Eastman Indemnification include: (i) breaches by Eastman of its representations, warranties or covenants in the acquisition agreement; (ii) product liability claims brought against Resolution Specialty that relate to the manufacture, distribution, marketing or sale of any products by the predecessor business that were manufactured prior to August 2, 2004, the closing date, and sold within ninety (90) days following the closing date (except to the extent that such claims relate to the actions or negligent omissions of Resolution Specialty or any of its Affiliates following the closing date); and (iii) liabilities of Eastman or the predecessor business that were not assumed by Resolution Specialty in connection with its purchase of the predecessor business.

Factors influencing the possible range of costs for environmental remediation include:

•	the success of the selected method of remediation / closure procedures;

•	the development of new technology and improved procedures;

•	the possibility of discovering additional contamination during monitoring / remediation process;

•	the financial viability of other PRPs, if any, and their potential contributions;

•	the time period required to complete the work, including variations in anticipated monitoring periods; and

•	for projects in their early stages, the outcome of negotiations with governing regulatory agencies regarding plans for remediation.

Income Tax Assets and Liabilities. Deferred income taxes represent the tax effect of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. We currently have significant deferred tax assets resulting primarily from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. We provided a valuation allowance on future tax benefits for certain net operating losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses and losses in the most recent year.

In estimating accruals necessary for tax exposures, including estimating the outcome of audits by governing tax authorities, we apply the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” as well as SFAS No. 109, “Accounting for Income Taxes.” These estimates require significant judgment and, in the case of audits by tax authorities, may often involve negotiated settlements.

Factors influencing the final determination of tax liabilities include:

•	Future taxable income;

•	Execution of business strategies; and

•	Negotiations of tax settlements with taxing authorities.

We believe our reserves established for probable tax liabilities are appropriate at September 30, 2005.

Pension Assets, Liabilities and Costs. The amounts recognized in our financial statements related to pension benefit obligations are determined from actuarial valuations of our various plans. Inherent in these valuations are certain assumptions, including:

•	Rate to use for discounting the liability (between 3.5%–6.75% for 2003 and between 2%–6% for 2004);

•	Expected long-term rate of return on pension plan assets (between 8%–9% for 2003 and 2004);

•	Rate of salary increases (between 2%–4% for 2003 and 2%–4.42% for 2004); and

•	Mortality rate table (used 1983 GAM Table).

The most significant of these estimates is the expected long-term rate of return on pension plan assets. The actual return of our domestic pension plan assets in 2004 was approximately 8.6%. Future returns on plan assets are subject to the strength of the financial markets, which we cannot predict with any accuracy.

These assumptions are updated annually. Actual results that differ from our assumptions are accumulated and amortized over future periods; therefore, these variances affect our expenses and obligations recorded in future periods. Future pension expense and required contributions will also depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in our pension plans.

Long-Lived Assets and Depreciation and Amortization. With respect to long-lived assets, key assumptions include the estimate of useful lives and the recoverability of carrying values of fixed assets, and other intangible assets. The recovery of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset, which is subject to considerable judgment. If the useful lives of the assets were found to be shorter than originally estimated, depreciation and amortization charges would be accelerated.

Impairment of Long-Lived Assets. As events warrant, but at least annually, the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

Results of Operations

	Nine Months Ended September 30, 2005
	Resolution Performance	Resolution Specialty	Borden Chemical (a)	Elim (b)	Total
Net Sales	$936	$678	$1,745	$(42)	$3,317
Gross Profit	150	82	257	(3)	486
Operating Income	59	24	86	(3)	166
(Loss) Income from Continuing Operations	(27)	13	(46)	(3)	(63)

(a)	Includes the results from the Bakelite Acquisition for the period from April 30, 2005 through September 30, 2005.
(b)	Entries to eliminate transactions between Resolution Performance, Resolution Specialty and Borden Chemical and the tax and other effects of the Combinations.

	Nine Months Ended September 30, 2004
	Resolution Performance	Resolution Specialty (a)	Borden Chemical (b)	Elim (c)	Total
Net sales	$708	$126	$247	$—	$1,081
Gross profit	74	5	34	—	113
Operating income (loss)	7	(10)	(29)	—	(32)
(Loss) Income from Continuing Operations	(24)	(13)	(49)	(8)	(94)

(a)	Represents results of Resolution Specialty since its acquisition by Apollo on August 2, 2004.
(b)	Represents results of Borden Chemical since its acquisition by Apollo on August 12, 2004.
(c)	Entries to eliminate transactions between Resolution Performance, Resolution Specialty and Borden Chemical and the tax and other effects of the Combinations.

	Year Ended December 31,		Year Ended December 31, 2004
	2002 (a)	2003 (a)	Resolution Performance	Resolution Specialty (b)	Borden Chemical (c)	Elim (d)	Total
Net Sales	$740	$782	$996	$325	$702	$(4)	$2,019
Gross Profit	139	68	112	25	97	—	234
Operating Income (Loss)	41	(23)	21	(6)	(6)	—	9
Net Loss	(11)	(50)	(31)	(17)	(43)	(14)	(105)

(a)	Represents only the results of Resolution Performance because Resolution Specialty and Borden Chemical were not acquired until August 2, 2004 and August 12, 2004, respectively.
(b)	Represents the results of operations of Resolution Specialty for the period from August 2, 2004 to December 31, 2004.
(c)	Represents the results of operations of Borden Chemical for the period from August 12, 2004 to December 31, 2004.
(d)	Entries to eliminate transactions between Resolution Performance, Resolution Specialty and Borden Chemical and the tax and other effects of the Combinations.

Comparison of Nine Months Ended September 30, 2005 to 2004 Results

Net Sales

Net sales increased in the first three quarters of 2005 by $2,236 to $3,317. The legacy Borden Chemical and Resolution Specialty businesses contributed $1,201 and $552, respectively, of incremental net sales in 2005, driven primarily by the Borden Transaction and the Resolution Specialty Transaction. The Bakelite Acquisition added net sales of $297 in 2005. The legacy Resolution Performance business net sales increased $228 or 32%. This increase in net sales is a result of increased average selling prices, favorable product mix and favorable currency translation, partially offset by a slight decrease in volume. Average selling prices increased from the prior year period due to an increased emphasis on pricing. Volumes decreased from the prior year period due to an increased emphasis on pricing improvement versus volume growth.

Gross Profit

Gross profit increased in the first three quarters of 2005 by $373 to $486. The Borden Transaction and the Resolution Specialty Transaction contributed $247 of incremental gross profit in 2005. The Bakelite Acquisition added gross profit of $36 in 2005. Excluding the incremental impact of these acquisitions, gross profit increased in the third quarter of 2005 by $90. The increase in average selling prices and favorable product mix discussed above more than offset higher prices for certain raw material feedstocks due to the increasing price of crude oil and related petrochemical products and the higher cost of natural gas.

Operating Income

Operating income increased in the first three quarters of 2005 by $198 to operating income of $166 compared to an operating loss of $32 in 2004. The Borden Transaction and the Resolution Specialty Transaction contributed $98, of incremental operating income in 2005. The Bakelite Acquisition added operating income of $6 in 2005. Excluding the incremental impact of these acquisitions, operating income increased by $94. The increase was primarily due to the increase in gross profits discussed above and a reduction in transaction related costs, partially offset by an increase in general and administrative expenses due to increases in stock based compensation expense and incentive compensation.

Loss From Continuing Operations

Loss from continuing operations improved in the first nine months of 2005 by $31 from a loss of $94 in 2004 to a loss of $63 in 2005. The operating income improvement of $198 was partially offset by an increase in interest expense of $79, the write-off of deferred financing fees of $17, a realized loss on the settlement of a contingent forward contract related to the Bakelite Transaction of $11 and income tax expense in 2005 compared to an income tax benefit in 2004.

Comparison of 2004 to 2003 Results

Net Sales

In 2004 total net sales increased by $1,237 to $2,019. The increase in net sales is primarily a result of the impact of the Borden Transaction and Resolution Specialty Transaction and of higher average prices and volumes. Excluding the impact of the acquisitions, net sales increased $214, or 27%. Increases in average prices contributed $157 of this increase and was primarily attributable to price increases on certain products and the impact of a weaker dollar on our Euro-denominated sales. Average prices increased by 18% from the prior year period; 13% when excluding the impact of a weaker dollar on our Euro-denominated sales. Overall volumes increased by 7% from the prior year period primarily due to stronger demand.

Gross Profit

Gross profit increased in 2004 by $166 to $234. The increase in gross profit is a result of the impact of the Borden Transaction and Resolution Specialty Transaction and higher pricing and volumes. Excluding the impact of the acquisitions, gross profit increased $44, or 65%. The increase in selling prices discussed above was significantly offset by higher prices for feedstocks and the higher cost of natural gas. The $44 increase in gross profit consists primarily of the net impact of higher selling prices of $27 and of higher volumes of $17.

Operating Income

Operating income increased by $32 to $9 in 2004 from an operating loss of $23 in 2003. Excluding the adverse impact of transaction related costs associated with the Borden Transaction and the Resolution Specialty Transaction, operating income increased $44, reflecting increased gross profit partially offset by increased selling, general and administrative expenses, research and development costs and the impact of foreign currency translation. These cost increases were the result of additional marketing and sales activity related to the volume increase and product safety studies undertaken in conjunction with various industry groups.

Net Loss

Net loss increased by $55 to $105 in 2004. The increase in net loss is primarily a result of $56 of costs associated with the Borden Transaction and the Resolution Specialty Transaction, higher interest expense, reduced income from an equity investment and an increase in income tax expense, partially offset by increased operating income.

Comparison of 2003 to 2002 Results

Net Sales

In 2003 total net sales increased by $42, or 6%, to $782 compared to 2002. The increase in net sales is a result of increased average prices, partially offset by lower volumes. The increase in average prices was primarily attributable to the impact of a weaker dollar on our Euro-denominated sales and, to a lesser extent, due to modest price increases on certain products. Overall average prices increased by 10% from the prior year, however, excluding the impact of a weaker dollar on our Euro-denominated sales, overall average prices were flat. Overall volumes decreased by 3% from the prior year as a result of soft demand.

Gross Profit

Gross profit declined in 2003 by $71 to $68. The decrease in gross profit is largely driven by higher prices for feedstocks due to the increasing price of crude oil and related petrochemical products and the higher cost of natural gas. Also contributing to the decline is the decrease in overall volumes. Gross profit was positively impacted by a $9 decrease in other manufacturing costs resulting from a cost reduction program instituted in the beginning of 2003.

Operating Income

Operating income decreased by $64, to a $23 loss. The decrease was primarily due to the decrease in gross profit discussed above and goodwill impairments of $13. These amounts were partially offset by lower selling, general and administrative expense and research and development costs as well as the absence of $6 of restructuring charges and $8 of transition costs incurred in 2002. The 2003 cost reduction program drove the lower costs. The transition activities for 2002 consisted of one-time transition expenses related to stand-alone IT and accounting systems.

Net Loss

Net loss increased by $39 to $50 in 2003. The increase was due primarily to the decrease in operating income and increase in interest expense, partially offset by a $3 gain on sale of a portion of a joint venture interest and increased income tax benefit primarily related to an increase in our deferred tax assets. The increase in interest expense of $12 resulted from a $7 write-off of deferred financing costs related to the prepayments, refinancing and credit agreement amendment as well as higher average outstanding debt balances and interest rates.

Non-Operating Expenses and Income Tax Expense

Non-operating expense

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Interest expense	$65	$77	$118	$73	$152
Write-off of deferred financing fees	—	—	—	—	17
Other non-operating expense, net	—	—	4	—	14

	$65	$77	$122	$73	$183

Our total non-operating expenses, net, increased $110 in the first nine months of 2005 compared to the first nine months of 2004. Interest expense increased $79 over 2004 due to higher interest rates and higher debt levels resulting from the Borden Transaction, Resolution Specialty Transaction and Bakelite Acquisition. In the second quarter of 2005, we wrote off deferred financing fees of $17. Of this amount, $6 was related to the Bakelite Acquisition bridge financing arrangement, and $11 related to the early termination of the Resolution Performance, Resolution Specialty and Borden Chemical credit facilities. Included in other non-operating expense in 2005 was $11 of foreign exchange losses on the settlement of a contingent forward contract held by us relating to the Bakelite Transaction and an unrealized loss of $10 related to a U.S. dollar denominated term loan on a Dutch subsidiary’s books.

Our total non-operating expenses increased $45 in 2004 as compared to 2003. Interest expense increased $41 over 2003 due to higher average debt balances and interest rates resulting from our issuance of the Original Floating Rate Notes and the Fixed Rate Notes in August 2004 as part of the Borden Transaction and Resolution Specialty Transaction (see “—Liquidity and Capital Resources”), the April 2003 issuance of $200 of 9 1/2% Senior Second Secured Notes due 2010 and the refinancing of the credit agreement in the second and fourth quarters of 2003.

Interest expense, net, increased by $12, or 18%, to $77 in 2003 compared to 2002. The increase is primarily due to a $7 write-off of deferred financing costs related to the prepayments, refinancing and credit agreement amendment. In addition, the increase is also due to higher average outstanding debt balances and higher average interest rates.

Income tax (benefit) expense

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Income tax (benefit) expense	$(10)	$(37)	$0	$(4)	$43
Effective tax rate	N/M	N/M	N/M	N/M	N/M

Income tax expense for the nine-month period ending September 30, 2005 primarily reflects the impact of taxes on income in non-U.S. jurisdictions, the impact of a cumulative translation adjustment on the settlement of an intercompany loan that had been previously treated as permanently invested and the adjustment of an income tax reserve in the Netherlands. The Company has increased its valuation allowances in various tax jurisdictions, including the U.S., related primarily to net operating losses that may not be realized.

The 2004 income tax expense for the nine month period reflects a Federal income tax benefit computed at the Federal statutory rate, offset by changes in valuation allowances in various taxing jurisdictions related primarily to net operating losses that, may or may not be realized.

The consolidated tax expense for the year ended December 31, 2004 reflects a Federal income tax benefit of $40, computed at the Federal statutory tax rate, offset by a provision of $61 for taxes associated with the unrepatriated earnings of Borden Chemical’s foreign subsidiaries based on management’s decision that after the Borden Transaction the foreign earnings could no longer be considered permanently reinvested. This additional provision allowed Borden Chemical to release $33 of previously provided valuation reserves against its deferred tax assets. The provision also reflects a $17 write-off of net operating losses, offset by a benefit of $10 relating to a change in enacted tax rate.

The 2002 and 2003 consolidated tax rates reflect a Federal income tax benefit computed at the Federal statutory tax rate.

Tax Legislation. In 2004, the American Jobs Creation Act of 2004 was signed into law. This Act effectively phases out benefits from the utilization of foreign sales corporations, reduces the number of foreign tax credit limitation categories, creates a temporary incentive for U.S. companies to repatriate foreign earnings at a significantly reduced effective U.S. tax rate and domestically provides a number of revenue enhancing and reducing provisions in the taxation of corporations. Our management does not anticipate a material impact on the Company as a result of this legislation.

Supplemental Historical Data

Hexion is comprised of the businesses of Resolution Performance, Borden Chemical, Resolution Specialty and Bakelite. The results of each of these four businesses are discussed below. The supplemental information presented includes the combination of predecessor and successor financial statements for the individual entities that were the predecessors to the combined company, Hexion, and provides what management believes is a meaningful way of analyzing the results of the combined companies on a comparable period basis.

Resolution Performance
	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
	(dollars in millions)
Net sales	$782	$996	$708	$936
Operating income (loss)	(23)	21	7	59
Depreciation and amortization	58	62	47	52
Transaction related costs(a)	—	—	—	7
Non-cash charges(b)	13	—	—	1
Unusual items(c)	—	—	—	18

(a)	Transaction related costs of $7 primarily represent $3 of audit and consulting costs and $4 for the settlement of a contract incurred in connection with the Combinations.
(b)	Non-cash charges represents impairment of goodwill in 2003 and $1 of non-cash stock compensation for the nine months ended September 30, 2005.
(c)	Unusual items includes $8 of legal costs, $8 of inventory purchase accounting step-up and $2 of other unusual items.

Comparison of Nine Months Ended September 30, 2005 to 2004 Results

Net Sales

Net sales increased by $228, or 32%, to $936 compared to the prior year comparable period. This increase in net sales is a result of increased average prices, partially offset by decreased volume. Average prices increased by 35% from the prior year period. Overall volume decreased by 2% from the prior year period due to an increased emphasis by management on pricing versus volume. The $228 increase in net sales consists of a $230 increase in prices, an $11 positive foreign exchange impact partially offset by a $13 decrease in volumes.

Operating Income

Operating income increased by $52 to $59 in the three quarters of 2005 compared to 2004. The improvement was driven by the increase in average selling prices discussed above. The increased selling prices more than offset higher prices for feedstocks due to the increasing price of crude oil and related petrochemical products and natural gas and the incurrence of $18 of unusual items and $7 of transaction related costs. Nonrecurring transaction related costs consisted of $3 of audit and consulting costs and $4 related to a settlement of contract incurred in connection with the Combinations. The income statement impact was based on the inventory purchase accounting step-up of $8 and legal costs of $8 incurred in the prosecution of a legal matter were the principal unusual items incurred during the first nine months of 2005. In addition, Hurricanes Katrina and Rita negatively impacted results by $6. The impact was principally related to costs associated with shutting down and restarting plants and higher utility and raw material costs.

Comparison of 2004 to 2003 Results

Net Sales

Net sales increased by $214, or 27%, to $996 for the year ended December 31, 2004. The increase in net sales is a result of higher average prices and volumes. The increase in average prices was primarily attributable to price increases on certain products and the impact of a weaker dollar on our Euro-denominated sales. Overall average prices increased by 18% from the prior year period; however, excluding the impact of a weaker dollar on our Euro-denominated sales, overall average prices increased 13%. Overall volumes increased by 7% from the prior year period primarily due to stronger demand. The $214 increase in net sales consists of a $157, or approximately 73%, increase in prices and a $57, or approximately 27%, increase in volume.

Total net sales in the U.S. increased by $82, or 23%, to $431 for the year ended December 31, 2004. Of the increase in U.S. revenues, $33, or approximately 40%, was due to price increases and $49, or approximately 60%, was due to volume increases. Overall average prices increased by 10% from the prior year period. Overall volumes increased by 14% from the prior year period primarily due to stronger demand.

Total net sales in Europe increased by $133, or 31%, to $563 for the year ended December 31, 2004. Of the increase in Europe net sales, $101, or approximately 76%, was due to price increases and $32, or approximately 24%, was due to volume increases. Overall average prices increased by 22% from the prior year period; however, excluding the impact of a weaker dollar on our Euro-denominated sales, overall average prices increased 10%. Overall volumes increased by 7% from the prior year period primarily due to stronger demand.

Operating Income

Operating income increased by $44 to $21 for the year ended December 31, 2004. The increase was primarily due to higher selling prices across all major product lines and the absence of a $13 impairment charge taken in 2003. Also contributing to the increase was higher overall volumes in 2004. Partially offsetting these improvements were increased cost of feedstocks due to the increasing price of crude oil and related petrochemical products.

Borden Chemical
	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
	(dollars in millions)
Net sales	$1,435	$1,686	$1,231	$1,448
Operating income	66	33	10	83
Depreciation and amortization	47	50	37	37
Transaction related costs (a)	—	56	53	20
Non-cash charges (b)	3	2	1	7
Unusual items (c)	34	25	24	(2)

(a)	Transaction related costs represents $56 and $53 of costs relating to the acquisition of Borden Chemical by Apollo for the year ended December 31, 2004 and the nine months ended September 30, 2004, respectively. Transaction related costs of $20 in 2005 relate to the Combinations.
(b)	Consists of non-cash stock compensation costs.
(c)	Unusual items of $34, $25, $24 and $(2) in 2003 and 2004, and the nine months ended September 30, 2004 and 2005, respectively, primarily relates to:

	Year ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
Legacy legal costs related to divested business	$6	$11	$11	—
Plant closure and non-recurring severance other one-time benefits paid to employees	5	4	3	$3
Business realignment expense due to plant closure costs and headcount reductions	20	6	5	—
Incremental costs (recoveries) incurred as a result of mechanical failure at Brazilian formaldehyde plant, reimbursed under its insurance policies in the second quarter 2005	—	3	2	(3)
Various other unusual or non-recurring items	3	1	3	(2)

Comparison of Nine Months Ended September 30, 2005 to 2004 Results

Net Sales

Net sales increased $217 or 18% for the first nine months of 2005 compared to 2004 driven by increased pricing mix and the favorable impact of foreign currency translation. Pricing, excluding the impact of foreign currency translation contributed 81% of the increase driven by the pass through of raw material price increases and favorable product mix. Volume was essentially flat as increases in oilfield products, specialty resins, the North American foundry business and Asia Pacific were offset by decreased formaldehyde volume. Favorable currency translation due to the weakening of the dollar against the Brazilian Real, English Pound Sterling and the Canadian Dollar contributed 19% of the increase. Oilfield volumes were above prior year due to increased US and Canadian drilling activity. The formaldehyde volume decrease was principally due to decreased demand driven by hurricane related customer outages. Foundry volumes were up due to increased demand in the non-automotive segment.

Operating Income

        Operating income increased $73 million to $83 in the nine month period ended September 30, 2005 due to the increased pricing and volume improvements discussed above as well as the positive impact of $3 of insurance proceeds received related to the 2004 Brazilian business interruption claim settlement, the absence of $53 of costs related to the sale of Borden Chemical to Apollo and $8 of plant closure and business realignment expenses. These improvements more than offset the impact of higher raw material prices in 2005 and increased expenses related to non-cash stock compensation costs of $7 and transaction costs related to the mergers of $20. In addition, Hurricanes Katrina and Rita negatively impacted results by $4.

Comparison of 2004 to 2003 Results

Net Sales

In 2004, net sales increased by $251, or 17%, to $1,686 for the year ended December 31, 2004. The pass through of raw material price increases and favorable product mix contributed approximately 39% of the increase. Volume increases in Forest Products, Performance Resins, Latin America and Europe accounted for approximately 38% of the increase. The improved volume in Forest Products was due to increased end-use consumption resulting from the continued strong housing market, increased demand for flooring on the resin side of the business and higher demand in the general chemical sector for formaldehyde. Improved volumes for oilfield products, foundry and industrial resins drove Performance Resin volume improvement. Volume improvements in Latin America were due to increased demand driven by increased exports of wood products. European volume increases were driven by increased demand for formaldehyde and performance resins. Favorable currency translation contributed approximately 19% of the net sales improvement and 4% was due to the impact of acquisitions.

Operating Income

Operating income decreased by $33 to $33 for the year ended December 31, 2004. The decrease is primarily due to transaction costs of $56 related to the Borden Chemical Transaction incurred in 2004. These costs more than offset the positive impact of higher volumes, favorable product mix, purchasing productivity, favorable currency translation and a reduction in corporate expenses related to the full year impact of the 2003 business realignment program. In 2003, Borden Chemical made two acquisitions which contributed $2 of operating income in 2004 and incurred $34 of unusual costs related primarily to plant closure and business realignment.

Resolution Specialty
	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004 (a)	2004 (b)	2005
	(dollars in millions)
Net sales	$678	$765	566	$678
Operating income (loss)	(555)	(92)	(96)	24
Depreciation and amortization	24	8	5	11
Transaction related costs	—	5	3	7
Impairment and other non-cash charges	473	64	64	2
Unusual items	79	71	66	8

(a)	The results for the year ended December 31, 2004 for Resolution Specialty include results for the period from January 1, 2004 through August 1, 2004, which is the period prior to the Resolution Specialty Transaction, along with the period from August 2, 2004 through December 31, 2004 following the Resolution Specialty Transaction.
(b)	The results for the nine months ended September 30, 2004 include results for the period prior to Apollo’s acquisition of Resolution Specialty.

Comparison of Nine Months Ended September 30, 2005 to 2004 Results

Net Sales

Net sales increased by $112 or 20% in the first nine months of 2005 compared to 2004. Average prices increased 15%, due mostly to improved resin prices and an improved product mix. Also contributing to the increase in sales was a 5% growth in volumes as well as a positive impact of foreign currency translation.

Operating Income

Operating income improved $120 to $24 due to the increase in sales and the absence of $64 of impairment charges taken in connection with the Resolution Specialty Transaction. Also included in 2004 operating income are $66 of unusual costs consisting primarily of corporate allocations and charges by Resolution Specialty’s former owner of approximately $28, restructuring and business realignment costs of $18 and approximately $9 of employee benefit costs which we do not expect to incur as a result of our purchase of Resolution Specialty from Eastman. The nine months ended September 30, 2005 include $7 of transaction costs related to a settlement of a contract in connection with the Combinations. In November 2004 Resolution Specialty purchased a specialty coatings product line that will have an annual incremental impact of $4 of operating income, the year to date portion of which is included in the 2005 results but is not included in 2003 and 2004 results.

Comparison of 2004 to 2003 Results

Net Sales

In 2004, net sales increased by $87, or 13%, to $765 for the year ended December 31, 2004. Overall average price increases contributed approximately 65% of the increase, due mostly to increased raw material pass-throughs and a strong improvement in global acrylic demand. Overall volume increases accounted for approximately 35% of the growth, primarily due to heavier coatings demand associated with the general economic recovery. Growth was seen across all major technologies, including alkyds, polyesters, acrylics and ink resins.

Operating Loss

Operating loss improved $463 to a loss of $92 for the year ended December 31, 2004. This improvement was driven by a reduction in impairment charges of $409 and improved pricing and mix strategies, partially offset by increases in raw material costs. Operating loss was also improved due to the realization of several fixed cost reduction initiatives enacted in late 2003 and early 2004. Management expects to see further cost improvements in 2005 due to the realization of cost improvements associated with Apollo’s acquisition of the business in August 2004. The 2003 impairment charge was the result of reorganization of the operating structure and change in business strategy for Resolution Specialty. The 2003 and 2004 results were negatively impacted by $79 and $71 of unusual costs consisting primarily of corporate allocations charged by Resolution Specialty’s former owner of $64 and $30 and plant closure and business realignment expenses of $8 and $29, respectively. Also included in the 2004 unusual items was a $10 charge related to the inventory purchase accounting step-up. In addition, 2004 operating income included $5 of transaction costs related to the Resolution Specialty Transaction and a failed acquisition bid.

The Bakelite financial information presented herein is converted from euros to dollars at the applicable average rate for the respective period.

Bakelite (a)
	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005 (a)
	(dollars in millions)
Net sales	$588	$699	$505	$558
Operating income (loss)	(37)	1	1	4
Depreciation and amortization	41	33	25	21
Transaction related costs	—	—	—	—
Non-cash charges (b)	24	20	13	—
Unusual items (c)	2	1	1	7

(a)	The results for 2005 for Bakelite include results for the period from January 1, 2005 through April 29, 2005, which is the period prior to the Bakelite Transaction, along with the period from April 30, 2005 to September 30, 2005 following the Bakelite Transaction.
(b)	Consists of impairment charges.
(c)	For the nine months ended September 30, 2005, represents the expensing of $7 related to the inventory purchase accounting step-up.

Comparison of Nine Months Ended September 30, 2005 to 2004 Results

Net sales

Net sales increased by $53 million or 11% in the first nine months of 2005 compared to 2004. Changes in foreign exchange rates accounted for 30% of the increase, while in constant dollar terms, net sales increased 7% compared to the prior year driven by strong growth and pricing in epoxies which more than offset declines in volumes in molding compounds.

Operating income

Operating income increased by $3 in the first nine months of 2005 compared to 2004 due primarily to the sales increases and the absence of $13 of impairment charges incurred in the first nine months of 2004. Operating income in 2005 was adversely impacted by $7 of expense related to the inventory purchase accounting step-up.

Comparison of 2004 to 2003 Results

Net Sales

In 2004, net sales increased by $111, or 19%, to $699 for the year ended December 31, 2004. Changes in foreign exchange rates accounted for approximately 54% of the increase, while in constant-currency terms, net sales increased 9% compared to prior year. Overall average price increases contributed approximately 60% of the increase (in constant-currency terms). Overall volume increases accounted for approximately 40% of the increase (in constant-currency terms), driven by strong growth in epoxies of 12%.

Operating Income (loss)

Operating income improved $38 to $1 for the year ended December 31, 2004. This increase is primarily due to reductions in cost structure and overhead. Also contributing to the increase were price improvements. Partially offsetting these improvements were increased cost of feedstocks due to the increasing price of crude oil and related petrochemical products. Bakelite incurred impairment charges of $24 and $20 in 2003 and 2004, respectively. The 2003 impairment related primarily to the sale of non-core operations in Italy. The 2004 impairments were related to the sale of certain businesses and a deterioration of market conditions in Italy related to its phenolic resin business.

Cash Flows

Cash provided by (used in):
	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Operating activities	$64	$(43)	$(32)	$(77)	$103
Investing activities	(45)	7	(20)	8	(294)
Financing activities	(21)	80	148	126	209
Effect of exchange rates on cash flow	—	1	7	1	(6)

Net change in cash and equivalents	$(2)	$45	$103	$58	$12

Operating Activities

In the nine months ended September 30, 2005, net operating activities generated cash of $103. Cash generated from earnings after adjusting for non-cash expenses of $69 was partially offset by net trading working capital outflows of $33. Inventory reduction programs in the Resolution Performance businesses and lower raw material prices since June 2005 drove the $61 inventory improvement and the $93 negative payable impact.

Our nine months ended September 30, 2004 operating activities used cash of $77 due primarily to net trading capital outflows, as a result of an increase in accounts receivable and inventories, and a cash loss after adjusting for non-cash expenses of $59.

In 2004, we used net cash for operating activities of $32. Resolution Performance used cash of $39, Borden Chemical used cash of $4 and Resolution Specialty generated cash of $11.

Higher sales at Resolution Performance resulted in an increase in accounts receivable and inventory balances of $47 and $49, respectively. These uses of working capital were partially offset by an increase in accounts payable of $59 due to increased raw material purchases.

Borden Chemical used cash of $4, as $46 of costs associated with the Borden Transaction more than offset other operating income and working capital improvements. Accounts receivable for Borden Chemical remained relatively flat, despite increased sales, due to enhanced collection efforts in December 2004. Accounts payable generated $47 of working capital due mainly to improved cash management procedures.

Working capital for Resolution Specialty remained flat, as an increase in accounts receivable was offset by a decrease in inventories and an increase in accounts payable. Resolution Specialty generated operating cash flows of $11, mainly due to an increase in other liabilities.

Our 2003 operating activities used cash of $43. This includes cash used by operations of $34 and by net trading capital (accounts receivable, inventory and accounts payable) of $27. Our negative cash flow in net trading capital resulted from increasing raw material costs in 2003.

Our 2002 operating activities provided cash of $64 in 2002. This includes cash generated by operations of $21 and by net trading capital of $30.

Investing Activities

Our investing activities used cash of $294 in the nine months ended September 30, 2005. We used $234 for the acquisitions of the Bakelite and Pacific Epoxy businesses and $63 for capital expenditures, primarily for plant expansions and improvements.

Our investing activities in the nine months ended September 30, 2004 generated cash of $8. We spent $29 for capital expenditures primarily for property, plant and equipment and improvements related to the Resolution Performance business. We paid $152 relating to the Resolution Specialty Acquisition, net of cash acquired, and received $185 relating to cash held by Borden Chemical at the time of the Borden Acquisition.

Our 2004 net investing activities used cash of $20. We used cash of $57 for capital expenditures primarily for plant expansions, SAP implementation at Resolution Specialty and other improvements. We paid $152 relating to Resolution Specialty acquisition activity, net of cash acquired, and received $185 relating to cash held by Borden Chemical at the time it became a member of the combined group.

Our 2003 net investing activities provided cash of $7. We spent $18 for capital expenditures, primarily for plant expansions and improvements. We realized proceeds of $23 on the sale of forty percent of the outstanding shares in Japan Epoxy Resins Co., Ltd to Resolution Performance joint venture partner, Mitsubishi Chemical Company.

Our 2002 cash outflow from investing activities of $45 primarily consisted of expenditures for property, plant and equipment of $48, offset by proceeds from the sale of non-productive assets of $2.

Financing Activities

Our financing activities provided cash of $209 for the nine months ended September 30, 2005. Net cash generated by financing activities was primarily due to long-term debt borrowings of $1,194 consisting of the $150 senior secured notes and the $500 term loan under the Hexion Credit Facility (see “—Liquidity and Capital Resources”). These borrowings were partially offset by net debt repayments and debt financing fees paid of $788 related to the replaced Resolution Performance and Resolution Specialty credit facilities. We paid a dividend of $523, which was funded through net the proceeds received from the issuance of preferred stock of $334 and from amounts borrowed under the Hexion Credit Facility. We also made payments of $8 for costs related to our proposed IPO.

Our financing activities provided cash of $126 for the nine months ended September 30, 2004. Net cash generated by financing activities was primarily due to the issuance of debt related to the Resolution Specialty Transaction of $121 partially offset by net debt repayments by Resolution Performance and Borden Chemical of $55. We received proceeds of $60 from the issuance of common stock related to the Resolution Specialty Transaction.

Our financing activities in 2004 provided cash of $148. Net cash generated by financing activities was primarily due to the issuance of debt related to the Resolution Specialty Transaction of $121, offset by net debt repayments by Resolution Performance and Borden Chemical of $23. We received proceeds of $60 from the issuance of common stock related to the Resolution Specialty Transaction.

Our 2003 financing activities provided cash of $80. This amount includes net debt borrowing of $103, offset by the payment of a constructive distribution related to certain pension costs to Shell on behalf of Resolution Performance.

Our 2002 financing activities used cash of $21, which primarily represents net repayments on our long-term debt of $24.

Liquidity and Capital Resources

Our primary source of liquidity is cash flow generated from operations. We also have availability under our senior secured credit facilities (see below), subject to certain conditions. Our primary liquidity requirements are debt service, working capital requirements, contractual obligations and capital expenditures.

We are a highly leveraged company. Our liquidity requirements are significant, primarily due to our debt service requirements. At September 30, 2005, we had $2,367 principal amount of outstanding indebtedness, of which over $800 constituted floating rate debt and the remainder constituted fixed rate indebtedness, and $164 of cash and equivalents.

Effective October 11, 2005, we entered into a $289 interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated term loan. The swap agreement’s Euro to U.S. exchange rate is $1.2038. Under this agreement, we pay a variable rate equal to the Euro LIBOR plus 271 basis points. We receive a variable rate equal to the U.S. Dollar LIBOR plus 250 basis points. The amount we receive under this agreement is equal to our non-U.S. subsidiary’s interest rate on its $290 term loan.

In connection with the Current Transactions, we have declared but not yet paid a dividend of $27 to our shareholder, which is expected to be paid in the second quarter of 2007 and is classified in Other long-term liabilities. In connection with this offering, we are offering convertible perpetual preferred stock which will pay dividends of $             per share quarterly, when, as and if declared by the board of directors.

On November 3, 2005, we signed a definitive agreement to purchase the decorative coatings and adhesives business unit of The Rhodia Group. The Rhodia business had 2004 sales of approximately €150, with 8 manufacturing facilities in Europe, Australia and Thailand. Closing will occur upon successful completion of normal governmental reviews and satisfaction of the other closing conditions. The acquisition will be funded through a combination of available cash and existing credit lines.

Senior Credit Facilities

In May 2005, we entered into new senior secured credit facilities and replaced and repaid various credit facilities and debt. The $775 new senior secured credit facilities have a $225 revolving credit facility, a $500 term loan facility and a $50 synthetic letter of credit facility (“LOC”). Repayment of 1% total per annum of the term loan and synthetic letter of credit facilities must be made (in the case of the term loan facility, quarterly, and in the case of the synthetic letter of credit facility, annually) with the balance payable upon the final maturity date. Further, we may be required to make additional repayments on the term loan beginning in the second quarter of 2007 if we generate excess cash flow, as defined in the agreement.

The interest rates with respect to loans to Hexion under our new senior secured credit facilities are based on, at our option, (a) adjusted LIBOR plus 2.50% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.5%, in each case plus 1.00%.

The interest rates with respect to loans to the Canadian subsidiary borrower under our new senior secured credit facilities are based on (a) for loans made in dollars, at our option, (1) adjusted LIBOR plus 2.50% or (2) the higher of (i) JPMCB’s reference rate for U.S. dollar-denominated loans made in Canada and (ii) the Federal Funds Rate plus 0.5%, in each case plus 1.00% or (b) for loans made in Canadian Dollars, at our option, (1) a Canadian Bankers’ Acceptances rate (depending on the lender, either the average bankers’ acceptance rate quoted on the Reuters CDOR page or the lesser of such average plus 0.10% and the average bankers’ acceptance rate quoted to JPMCB by certain reference banks) plus 2.50% or (2) the higher of (i) JPMCB’s Toronto Branch’s prime rate and (ii) the average bankers’ acceptance rate quoted on the Reuters CDOR page plus  1/2 of 1%, in each case plus 1.00%.

The interest rates with respect to loans to the U.K. subsidiary borrowers under our new senior secured credit facilities are based on (a) for loans made in dollars, at our option, adjusted LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans plus 1.00%, (b) for loans made in Sterling, at our option, adjusted LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans plus 1.00% or (c) for loans made in euros, at our option, EURO LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans plus 1.00%.

The interest rates with respect to loans to the Dutch and German subsidiary borrowers under our new senior secured credit facilities are based on, at our option, EURO LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans, plus 1.00%.

Our new senior secured credit facilities are secured by substantially all the assets of (i) prior to the initial public offering of our common stock, Hexion LLC, which will consist of a perfected first-priority pledge of all our capital stock and (ii) at all times, us and the subsidiary guarantors, including but not limited to: (a) a first- priority pledge, subject to certain exceptions, of all capital stock held by us or any subsidiary guarantor (which pledge, with respect to obligations in respect of the U.S. borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages in, substantially all tangible and intangible assets of us and each subsidiary guarantor.

Notwithstanding the foregoing, (i) assets of foreign subsidiary guarantors only secure obligations in respect of the foreign borrowings, (ii) the collateral does not include (A) any real estate, fixtures or equipment of us or any of our subsidiaries located within the United States (except for assets that our board of directors determines do not constitute principal property under the indentures for our debentures due 2016, 2021 and 2023) and (B) any evidence of indebtedness for borrowed money of certain subsidiaries held by us or our subsidiaries and (iii) the collateral is subject to certain other exceptions.

The credit agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under our new senior secured credit facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control.

At September 30, 2005, we had no outstanding borrowings under the revolving credit facility and $54 outstanding LOCs and had additional borrowing capacity of $221.

At September 30, 2005, we were in compliance with the covenants and restrictions in all credit facilities.

In the second quarter of 2005, we wrote off deferred financing costs of $17. Of this amount, $6 was related to the Bakelite Acquisition bridge financing arrangement, and $11 related to the early termination of the Resolution Performance, Resolution Specialty and Borden Chemical credit facilities. This expense is included in Write-off of deferred financing fees on the Consolidated Statements of Operations.

The following descriptions of the Resolution Performance Credit Facility, the Resolution Specialty Credit Facility and the Borden Credit Facilities describe the principal and certain other credit facilities of Resolution Performance, Resolution Specialty and Borden Chemical, respectively, prior to the Combinations. In connection with the Combinations, we repaid all amounts outstanding under the Resolution Performance Credit Agreement, the Resolution Specialty Credit Agreement and the Amended Borden Chemical Credit Facility described below, and terminated such agreements.

Resolution Performance Credit Facility

In 2000, RPP Inc., Resolution Performance, Resolution Performance Products Capital Corporation (“RPP Capital Corporation”) and Resolution Nederland B.V., “Other Resolution Performance Borrowers” entered into a $600 credit agreement (“the Resolution Performance Credit Agreement”) with a syndicate of financial institutions. The Resolution Performance Credit Agreement provided for a six-year $75 revolving credit facility, the euro equivalent of which was also available, to be used for, among other things, working capital and general corporate purposes of Resolution Performance and its subsidiaries, including without limitation, certain permitted acquisitions. The revolving credit facility also included a sub-limit for letters of credit (“LOCs”) in an amount not to exceed $50. At December 31, 2004, Resolution Performance had $28 of outstanding borrowings under the revolving credit facility and $2 in outstanding LOCs. At December 31, 2004, Resolution Performance had additional borrowing capacity under the Resolution Performance Credit Agreement of $45.

In January 2005, Resolution Performance entered into a new credit agreement to refinance the credit agreement that was in existence at December 31, 2004. See Note 7 of the audited Consolidated Financial Statements for more information on the new credit agreement.

Resolution Specialty Credit Facility

In 2004, Resolution Specialty and one of its subsidiaries entered into a $155 credit agreement (“Resolution Specialty Credit Agreement”) with a syndicate of financial institutions. The Resolution Specialty Credit Agreement provided for term loans (“Term Loans”) totaling $125 and revolving facility loans and LOCs (“Revolving Facility Loans”) of up to $30, subject to certain restrictions.

The Revolving Facility Loans provided for a five-year $30 revolving credit facility due August 2, 2009 to be used for working capital, general corporate purposes and acquisitions. Borrowings under the Revolving Facility Loans were subject to a maximum permitted amount based on a formula for interest rate determination purposes, loans under the Resolution Specialty Credit Agreement were defined as either ABR (alternative base rate) Loans or Eurocurrency Loans and were tied to the prime rate, Base CD rate or Federal Funds Rate for ABR Loans or adjusted LIBOR for Eurocurrency Loans. Incremental interest rates ranging from 1.75% to 3.00% were applied to these interest rates based on the type of loan, currency, time period and Resolution Specialty’s consolidated leverage ratio. Commitment fees under the Revolving Facility Loans were payable quarterly at an annual rate of 0.5% on the available unused commitment. LOCs were subject to participation, fronting and issuing bank fees. As of December 31, 2004, Resolution Specialty had $1 in outstanding in LOCs, none of which had been drawn against.

Resolution Specialty borrowed the full amount of $125 under the Term Loans to partially fund the acquisition and for working capital and other corporate purposes. The Term Loans were payable in quarterly principal installments through June 30, 2010, with a balloon payment of $118 on the term facility maturity date of August 2, 2010.

The Resolution Specialty Credit Agreement contained, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the Resolution Specialty Credit Agreement may have been accelerated in the event of a default. Events of default included the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control.

Resolution Specialty’s obligations under the Resolution Specialty Credit Agreement were guaranteed, on a joint and several basis, by Resolution Specialty and each of Resolution Specialty’s domestic subsidiaries. The Resolution Specialty Credit Agreement was secured by substantially all current and future assets of Resolution Specialty, including a pledge of the equity in its domestic subsidiaries and 65% of the equity of its “first tier” foreign subsidiaries, totaling $394.

Borden Chemical Credit Facilities

Borden Chemical entered into a three-year asset based revolving credit facility in the third quarter of 2002, which provided for a maximum borrowing of $175, including LOCs. Borden Chemical amended its three-year asset based revolving credit facility (the “Amended Borden Chemical Credit Facility”) on August 12, 2004 as part of the Borden Transaction. The Amended Borden Chemical Credit Facility was a five-year asset based revolving credit facility with the same borrowing capacity as our three-year asset based revolving credit facility.

The Amended Borden Chemical Credit Facility was secured with inventory and accounts receivable in the U.S., Canada and the U.K., a portion of property and equipment in Canada and the U.K. and the stock of certain subsidiaries. At December 31, 2004, the net book value of the collateral securing the Amended Borden Chemical Credit Facility, excluding the stock of foreign subsidiaries, was approximately $266. Maximum borrowing allowable under the Amended Borden Chemical Credit Facility was calculated monthly (quarterly, if availability was greater than $100) and was based upon specific percentages of eligible accounts receivable, inventory and fixed assets. The Amended Borden Chemical Credit Facility contained restrictions on dividends, capital expenditures ($38 from August 12, 2004 to December 31, 2004; $75 in 2005) and payment of management fees ($3 per year or 2% of Segment EBITDA). It also included a minimum trailing twelve-month fixed charge coverage ratio of 1.1 to 1.0 if aggregate availability was less than $50. The trailing twelve-month fixed charge coverage ratio requirement did not apply when aggregate availability exceeded $50. At December 31, 2004, the maximum borrowing allowable under the Amended Borden Chemical Credit Facility was approximately $175, of which approximately $128, after outstanding LOCs and other draws, was unused and available. As a result, Borden Chemical had no fixed charge coverage ratio requirements at the end of 2004.

Under the terms of the Amended Borden Chemical Credit Facility, Borden Chemical had the ability to borrow funds at either the prime rate plus an applicable margin (“the prime rate option”) or at LIBOR plus an applicable margin. Borden Chemical had to designate which option it chose at the time of the borrowing. At the time of termination, the applicable margin for any prime rate borrowing was 50 basis points and for any LIBOR borrowing is 200 basis points. For LOCs issued under the Amended Borden Chemical Credit Facility, Borden Chemical paid a per annum fee equal to the LIBOR applicable margin, or 2.00%, plus a fronting fee of 0.125%. In addition, Borden Chemical paid a 0.375% per annum fee on the amount of the revolving loan commitment less any borrowings or outstanding LOCs. Borden Chemical incurred commitment fees of $0.2 in the period from August 12, 2004 to December 31, 2004, related to the Amended Borden Chemical Credit Facility.

Borden Chemical’s Australian subsidiary entered into a five-year secured credit facility in the fourth quarter of 2003 (the “Australian Facility”), which provides for a maximum borrowing of AUD$20, or approximately $16. At December 31, 2004, outstanding debt under this facility was $11, of which $7 is classified as long-term. In addition, there was approximately $3 of short-term debt under the facility. The Australian Facility provided the funding for the Fentak acquisition made in the fourth quarter of 2003 and is secured by liens against substantially all of the assets of the Australian business including the stock of the Australian subsidiaries. At

December 31, 2004, the net book value of the collateral securing the Australian Facility was approximately $30. In addition, Borden Chemical pledged the stock of the Australian subsidiaries as collateral for borrowing under the Australian Facility. This facility includes a fixed rate facility used for the acquisition, as well as a revolver. At December 31, 2004, $8 was outstanding under the fixed rate facility at an interest rate of 6.4%. The Australian Facility contains restrictions relative to the Australian businesses on dividends, the sale of assets and additional borrowings. The Australian Facility also contains financial covenants applying to the Australian subsidiaries including current ratio, interest coverage, debt service coverage and leverage. The fixed portion of the Australian Facility requires minimum quarterly principal reductions totaling AUD$0.5 (approximately $0.4). The Australian Facility requires semi-annual principal reductions based on a portion of excess cash as defined in the agreement. At September 30, 2005, the maximum borrowing allowable under the Australian Facility was AUD$15 (approximately $11), of which about AUD$3 (approximately $2), after outstanding LOCs and other draws, was unused and available.

Additional international credit facilities provide availability totaling approximately $118 as of September 30, 2005. Of this amount, approximately $53 was available to fund working capital needs and capital expenditures at September 30, 2005. These credit facilities have various expiration dates ranging from 2006 through 2008. While these facilities are primarily unsecured, portions of the lines are secured by equipment. At September 30, 2005, the net book value of collateral securing a portion of these facilities was approximately $15. Borden Chemical guarantees up to $7 of the debt of one of its Brazilian subsidiaries, included in these facilities.

HAI entered into a three-year asset based revolving credit facility in 2004, which provides for a maximum borrowing of $15 (the “HAI Facility”). Maximum borrowing allowable under the HAI Facility is based upon specific percentages of eligible accounts receivable and inventory and is secured with inventory, accounts receivable and property and equipment of HAI. At December 31, 2004, the net book value of collateral securing the HAI Facility was approximately $34. The HAI Facility provides up to $2 for LOCs. The HAI Facility contains restrictions relative to HAI on dividends, affiliate transactions, minimum availability ($2 in 2005), additional debt and capital expenditures ($2 in 2005). In addition, HAI is required to maintain a minimum trailing twelve- month debt coverage ratio of 1.5 to 1.0 and a monthly debt to tangible capital ratio of less than 2.5 to 1.0. At December 31, 2004, borrowing allowable under the HAI Facility was approximately $14, of which approximately $12 was unused and available, after the minimum availability requirement. At September 30, 2005, borrowings allowable under the HAI Facility was $14 of which $12 was unused and available, after the minimal availability requirement.

At September 30, 2005, we were in compliance with the covenants and restrictions in all credit facilities.

Senior Secured Notes

In 2003, Resolution Performance and RPP Capital Corporation issued $140 aggregate principal amount of 8% Senior Secured Notes due 2009 in a private offering. Hexion assumed the obligations of Resolution Performance under the 8% Senior Secured Notes in connection with the consummation of the Combinations. The $140 of 8% Senior Secured Notes are senior secured obligations ranking equal in right of payment to all of our existing and future senior debt and senior in right of payment with all existing and future subordinated indebtedness. The 8% Senior Secured Notes are secured by a second-priority lien subject to permitted liens, on all of the domestic assets (subject to certain exceptions) that secure obligations under our new senior secured credit facilities and a portion of the capital stock of direct and indirect domestic subsidiaries and direct foreign subsidiaries. Interest is payable semi-annually in cash on December 15 and June 15, beginning June 15, 2004. The proceeds from the offering were used to repay borrowings and for general corporate purposes, including working capital. The 8% Senior Secured Notes mature on December 15, 2009 and may be redeemed in whole at any time or in part from time to time, on and after December 15, 2006, at the specified redemption prices set forth under the related indenture.

In 2003, Resolution Performance and RPP Capital Corporation issued $200 aggregate principal amount of 9 1/2% Senior Second Secured Notes due 2010 in private offerings. Hexion assumed the obligations of Resolution

Performance under the 9 1/2% Senior Second Secured Notes in connection with the consummation of the Combinations. The 9 ½% Senior Second Secured Notes were subsequently exchanged for registered notes in a registered exchange offer. The $200 of 9 1/2% Senior Second Secured Notes are senior secured obligations ranking equal in right of payment to all of Hexion’s existing and future senior debt and senior in right of payment with all existing and future subordinated indebtedness. The 9 1/2% Senior Second Secured Notes are secured by a second-priority lien, subject to permitted liens, on all of our domestic assets (subject to certain exceptions) that secure obligations under our new senior secured credit facilities and a portion of the capital stock of direct and indirect domestic subsidiaries and direct foreign subsidiaries. Interest is payable semi-annually in cash on April 15 and October 15, beginning October 15, 2003. The proceeds from the offering were used to repay borrowings and for general corporate purposes, including working capital. The 9 1/2% Senior Second Secured Notes mature on April 15, 2010 and may be redeemed in whole at any time or in part from time to time, on and after April 15, 2006, at the specified redemption prices set forth under the related indenture.

As discussed in Note 3 of the audited Consolidated Financial Statements, in conjunction with the Borden Chemical Transaction, Borden Chemical formed two wholly owned finance subsidiaries that borrowed a total of $475 through a private debt offering. Of the debt, $325 is second-priority senior secured notes due 2014 (the “Fixed Rate Notes”), which bear an interest rate of 9%. The remaining $150 of debt is second-priority senior secured floating rate notes due 2010 (the “Original Floating Rate Notes”). On February 14, 2005, Borden Chemical filed a registration statement with respect to this private debt.

The Original Floating Rate Notes and Fixed Rate Notes and guarantees rank equally with all of Hexion’s and the guarantor’s existing and future senior indebtedness, including debt under Borden Chemical’s new senior secured credit facilities and the guarantees thereof. The Original Floating Rate Notes and Fixed Rate Notes remain obligations of Hexion after consummation of the Combinations. The Original Floating Rate Notes and Fixed Rate Notes are effectively subordinated to such senior secured credit facilities, our 8% Senior Secured Notes and any other future obligations secured by a first-priority lien (as defined in the indentures governing such notes) on the collateral to the extent of the value of the collateral securing such obligations. The Original Floating Rate Notes and Fixed Rate Notes will rank senior to all of Hexion’s and its guarantors’ existing and future subordinated indebtedness, except as described in the preceding sentence. The Original Floating Rate Notes and Fixed Rate Notes are also effectively subordinated to the liabilities of the non-guarantor subsidiaries, which includes HAI.

Interest on the Original Floating Rate Notes will be paid each January 15, April 15, July 15 and October 15. Interest on the Original Floating Rate Notes accrues at an annual rate, reset quarterly, equal to LIBOR plus 475 basis points. At December 31, 2004, the interest rate on the Original Floating Rate Notes was 6.82%. The notes mature July 15, 2010. These notes may be redeemed at any time on or after July 15, 2006 at the applicable redemption price set forth in the indenture for the notes. In addition, up to 35% of these notes may be redeemed prior to July 15, 2006 with cash proceeds from certain equity offerings at the applicable redemption price set forth in the indenture for the notes. The Original Floating Rate Notes may also be redeemed upon certain changes in tax laws or upon a change in control. There is no sinking fund for the Original Floating Rate Notes.

Interest on the Fixed Rate Notes will be paid each January 15 and July 15. The notes mature July 15, 2014. These notes may be redeemed at any time on or after July 15, 2009 at the applicable redemption price set forth in the indenture for the notes. In addition, up to 35% of these notes may be redeemed prior to July 15, 2007 with cash proceeds from certain equity offerings at the applicable redemption price set forth in the indenture for the notes. Prior to July 15, 2009, the Fixed Rate Notes may be redeemed at a price equal to 100% of the principal amount plus accrued interest plus the “make-whole” premium as defined in the indenture for the notes. The Fixed Rate Notes may also be redeemed upon certain changes in tax laws or upon a change in control. There is no sinking fund for the Fixed Rate Notes.

In May 2005, our two wholly owned finance subsidiaries issued $150 Second-Priority Senior Secured Floating Rate Notes due 2010 (the “New Floating Rate Notes”). The New Floating Rate Notes have substantially the same covenants and events of default as the Original Floating Rate Notes. The New Floating Rate Notes were issued at a price of 98.846%. Interest on the New Floating Rate Notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 5.50% and is payable on January 15, April 15, July 15 and October 15, commencing on July 15, 2005. These notes may be redeemed at any time on or after July 15, 2006 at the applicable redemption price set forth in the indenture for the notes. In addition, up to 35% of these notes may be redeemed prior to July 15, 2006 with cash proceeds from certain equity offerings at the applicable redemption price set forth in the indenture for the notes. The New Floating Rate Notes are collateralized by a second-priority security interest in the same collateral as the remaining $150 of our Second-Priority Senior Secured Floating Rate Notes, our 9% Second Priority Senior Secured Notes and our 9 1/2% Senior Second Secured Notes which are all second in priority (subject to Permitted Liens) to our new senior secured credit facilities.

Following the Combinations, the Company, certain of our U.S. subsidiaries and Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance) have guaranteed the senior secured debt previously issued by Resolution Performance.

Debentures

In 2000, $328 aggregate principal amount of 13 1/2% Senior Subordinated Notes due 2010 were issued in private offerings by Resolution Performance and RPP Capital Corporation. Hexion assumed the obligations of Resolution Performance under the 13 1/2% Senior Subordinated Notes in connection with the consummation of the Combinations. These notes were subsequently exchanged for registered notes. The $328 of 13 1/2% Senior Subordinated Notes are senior subordinated unsecured obligations ranking junior in right of payment to all of existing and future senior debt and all liabilities of subsidiaries that do not guarantee the notes. The proceeds from the issuance of $200 of the 13 1/2% Senior Subordinated Notes in November 2000 were used to finance in part the recapitalization and related transaction costs and expenses. Interest on the 13 1/2% Senior Subordinated Notes is payable semi-annually in cash on each May 15 and November 15. The 13 1/2% Senior Subordinated Notes mature on November 15, 2010 and may be redeemed in whole at any time or in part from time to time, on and after November 15, 2005, at the specified redemption prices set forth under the related indenture.

As discussed in Note 3 of the audited Consolidated Financial Statements, in connection with the Resolution Specialty Transaction, Resolution Specialty executed a Senior Subordinated Note Purchase Agreement (“Seller Note Financing”) with Eastman on August 2, 2004, which provided for the sale of $50 aggregate principal amount of Senior Subordinated Notes of Resolution Specialty to Eastman due and payable in 2011. Such notes were delivered to Eastman as partial consideration of the Resolution Specialty Transaction. Interest was payable at a base rate equal to the seven year Treasury plus additional basis points ranging from 350 to 550, payable semi-annually on February 1 and August 1. The Seller Note Financing provided for payments-in-kind, whereby Resolution Specialty was permitted to pay interest in either dollars or Notes until the third anniversary. The Seller Note Financing was subordinate to the Credit Agreement, and contained restrictive covenants which could trigger acceleration of repayment in the event of default absent a waiver. Such restrictive covenants included, among other provisions, restrictions on payments and distributions, mergers and acquisitions and transactions with affiliates. We repaid the Senior Subordinated Notes of Resolution Specialty on May 31, 2005 in connection with the consummation of the Combinations.

The 9 1/5% debentures due in 2021, the 7 7/8% debentures due in 2023 and the 8 3/8% sinking fund debentures due in 2016 were outstanding prior to the Borden Transaction. These debentures are senior obligations of Hexion and rank equally with all of Hexion’s existing and future senior indebtedness. However, because these debentures are unsecured, they are effectively subordinated to Hexion’s senior secured indebtedness, including the new senior secured credit facilities, the 8% Senior Secured Notes, the 9 1/2% Senior Second Secured Notes, the Original Floating Rate Notes, the Fixed Rate Notes and the New Floating Rate Notes.

Other Borrowings

In addition, the Company finances certain insurance premiums. Short-term borrowings under this arrangement include $6 at December 31, 2004 and $8 at December 31, 2003.

The $34 Parish of Ascension Industrial Revenue Bonds (IRBs) are related to the purchase, construction and installation of air and water pollution control facilities that are no longer owned by Borden Chemical. The tax-exempt status of the IRBs is based upon their being no change in the use of the facilities, as defined by the Internal Revenue Code. Borden Chemical continues to monitor the use of the facilities by the current owner. If a change in use were to occur, Borden Chemical could be required to take remedial action, including redeeming all of the bonds.

As discussed in Note 3 to the audited Consolidated Financial Statements, on October 6, 2004, we entered into an agreement to acquire Bakelite Aktiengesellschaft (“Bakelite”). We consummated the Bakelite Acquisition on April 29, 2005. We financed the acquisition through a combination of debt and cash. We believe we will continue to have adequate cash available from operations and our new senior secured credit facilities for the remainder of 2005.

Series A Preferred Stock

In May 2005, in connection with the Combinations, Hexion Escrow Corp., which merged with the Company upon consummation of the Combinations, offered 14 million shares of Series A Floating Rate Preferred Stock, which we refer to as the Series A Preferred Stock, par value $0.01 per share, and liquidation preference of $25 per share. The Series A Preferred Stock accumulate cumulative preferential dividends from the issue date at an initial rate of LIBOR plus 8.0%, compounded semi-annually. Prior to November 2005, the Company has the option to redeem all or a portion of the Series A Preferred Stock at 100% of the aggregate liquidation value plus accrued and unpaid dividends. The Company expects to use the proceeds from this offering to redeem the Series A Preferred Stock. The net proceeds from the Series A Preferred Stock were used to pay a dividend to the Company’s parent.

Capital Expenditures

We plan to spend approximately $100 on capital expenditures in 2005 and approximately $110 annually thereafter. These amounts were determined through the budget process of each individual company. Consideration was given to future product demand projections, existing plant capacity and external customer trends. Of the $110 anticipated future capital expenditures, based on our historical experience we expect approximately $65 will be used for maintenance and environmental projects. We expect the remaining $45 will be used to expand plant capacity as necessary to meet expected demand. We plan to fund capital expenditures through operations and, if necessary, through available lines of credit. We have no material firm commitments relating to these anticipated capital expenditures at September 30, 2005.

Contractual Obligations

The following table presents our contractual cash obligations as adjusted for the Transactions. Our actual contractual cash obligations consist of legal commitments at December 31, 2004, requiring us to make fixed or determinable cash payments, regardless of the contractual requirements of the vendor to provide future goods or services. This table does not include information on our recurring purchases of materials for use in production, as our raw materials purchase contracts do not meet this definition because they do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless such cancellation would result in major disruption to our business. For example, we have contracts for information technology support that are cancelable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included.

Our long-term debt, capital lease obligations and related interest expense on fixed rate debt are reported as of September 30, 2005, due to significant changes in our obligations during the second quarter of 2005. We do not believe our other obligations disclosed in this table have changed materially since December 31, 2004.

	Payments Due By Year
Contractual Obligations	2005	2006	2007	2008	2009	2010 and beyond	Total
Long-term debt, including current maturities (a)	$40	$25	$15	$15	$179	$2,081	$2,355
Operating leases	26	22	19	17	12	39	135
Unconditional purchase obligations (b)	444	251	195	164	339	—	1,393
Redeemable preferred stock	—	5	—	—	—	1,081	1,086
Interest expense on fixed rate debt (c)	145	146	146	145	145	627	1,354
Capital lease obligations (d)	—	1	1	1	1	8	12

Total	$655	$450	$376	$342	$676	$3,836	$6,335

(a)	Amounts include the new financing of $648, repayment of existing debt of $212, purchase price adjustments of $8 and assumed debt of $56. Current maturities at September 30, 2005 were $60.
(b)	Unconditional purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations. This table excludes payments relating to income tax, pension and OPEB benefits and environmental obligations due to the fact that, at this time, we cannot determine either the timing or the amounts of payments for all periods beyond 2004 for certain of these liabilities. See Notes 9, 10, 11 and 14 to the audited Consolidated Financial Statements and the following discussions on our environmental, pension, OPEB and income tax liabilities, respectively, for more information on these obligations.
(c)	This table excludes interest expense for debt instruments and our Series A Preferred Stock each with variable interest rates, including the new senior secured credit facilities, the Original Floating Rate Notes and the New Floating Rate Notes. For the year ended December 31, 2004 and the nine months ended September 30, 2005, this expense was approximately $9 and $39, respectively.
(d)	Current maturities at September 30, 2005 were $1.

Our current projections for future contributions for the domestic Borden Chemical pension plans range from approximately $7 to $22, with a total funding requirement for the five years ended in 2009 of $60. The assumptions used by Borden Chemical’s actuaries in calculating these projections included an 8% annual return on assets for the years 2005 – 2009 and the continuation of current law and plan provisions.

Based on current regulations, our total minimum funding requirement for the five years ended in 2009 for Borden’s international funded pension plans will be approximately $3. Resolution Performance plans to make a $12 contribution to its Netherlands pension plan in 2005. These amounts do not include benefit payments to be made under unfunded pension plans, such as the pension plans maintained by Bakelite.

Our projected future benefit payments for our postretirement plans range from approximately $2 to $3, with total benefit payments for the five years ended in 2009 of approximately $11 and $6 for the years ended 2010 and beyond.

We estimate we will pay cash taxes totaling approximately $15 in 2005 for state, local and international liabilities.

We expect other environmental expenditures for 2005 – 2009 to total approximately $20.

In 2003, Borden Chemical amended its medical benefit plan such that, as a result, the postretirement medical benefits were reduced by approximately $88. Borden Chemical’s unrecognized prior service cost was adjusted for the impact of the amendment, and the adjustment is being amortized over the estimated remaining years of service of approximately nine years (2003 – 2012). In 2004, Borden Chemical again amended its retiree medical benefit plan to reduce subsidies to retirees effective January 1, 2005, and eliminate remaining subsidies effective January 1, 2006, except in certain cases where contractual obligations exist. As a result of this amendment, Borden Chemical’s liability related to providing postretirement medical benefits was further reduced by $8 in 2004. Borden Chemical’s unrecognized prior service cost has been adjusted to reflect this amendment. The primary benefit from these amendments was a reduction of future annual cash outlays related to post-employment benefits by approximately $12 annually, as compared to the cash outlays anticipated under the pre-amended retiree medical benefit plan.

We maintain three stock option plans for our employees: the RPP 2000 Stock Option Plan (which we refer to as the RPP plan), the RSM 2004 Stock Option Plan (which we refer to as the RSM plan) and the BHI Acquisition 2004 Stock Incentive Plan (which we refer to as the 2004 incentive plan). In addition to these option plans, we maintain a stock-based deferred compensation plan. The fair market value of the options granted under the option plans and deferred common stock units granted under the stock-based deferred compensation plan was determined contemporaneously at the date of grant based upon the fair market value of the underlying stock at the date of grant. The options and deferred common stock units granted under the RSM plan and the 2004 incentive plan were granted contemporaneously with the acquisition of Resolution Specialty and Borden Chemical by Apollo in August 2004 and the fair market value of those options and deferred common stock units is equal to the acquisition price paid by Apollo. Substantially all of the options granted under the RPP plan were granted contemporaneously with the acquisition of Resolution Performance by Apollo in November 2000 and the fair market value of those options is equal to the acquisition price paid by Apollo. In 2004, a limited number of options were issued to a new employee under the RPP plan at fair market value as determined by the Board of Directors of Resolution Performance.

At September 30, 2005, on an as converted basis, there were approximately 4,136,854 options outstanding under all of our employee and director option plans, which include the Resolution Performance 2000 Non-Employee Directors Option Plan and approximately 1,008,011 deferred common stock units under the deferred compensation plan. All outstanding share awards at September 30, 2005 are denominated in Hexion LLC shares.

As a result of modifications associated with the Combinations to the RPP plan, the RSM plan, the 2004 incentive plan and the deferred compensation plan, we recognized a compensation charge of $10 for the nine months ended September 30, 2005, which is included in selling, general & administrative expense. The total compensation cost to be recognized under such plans was $30 based on an estimated fair value per share of $17.52. We expect to recognize the additional compensation expense of $20 over the vesting period of the underlying stock based awards. These awards are expected to vest over the next seven years.

On May 11, 2005, BHI Acquisition issued options to purchase 84,424 membership units to the Company’s non-management directors. These options have a ten-year life with immediate vesting and exercise upon an IPO. Upon the consummation of an IPO, we will recognize expense of $1, which represents the fair value of the options at the date of grant as determined by the Black-Sholes pricing model.

Subsequent to the Combinations on May 31, 2005, the estimated fair value per share of the Company has increased from $17.52 as a result of the identification of additional synergy opportunities resulting from the Combinations, continued improved operating results and increased market share in certain business segments.

We expect to have adequate liquidity to fund working capital requirements, contractual obligations and capital expenditures over the remainder of the term of our credit facilities with cash received from operations and amounts available under credit facilities.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2005.

Covenant Compliance

Certain covenants contained in the credit agreement governing our new senior secured credit facilities and the indentures governing the 8% Senior Secured Notes, 9 1/2% Senior Second Secured Notes and Second-Priority Senior Secured Notes (i) require the maintenance of defined Adjusted EBITDA to Fixed Charges and senior secured debt to Adjusted EBITDA ratios and (ii) restrict our ability to take certain actions such as incur additional debt or make acquisitions if we are unable to meet these ratios. The most restrictive of these covenants, the covenants to incur additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.25:1. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

Fixed charges are defined as interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash, non-recurring and realized or expected future cost savings directly related to prior acquisitions and the Combinations. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA should not be considered an alternative to operating income or net income as a measure of operating results or an alternative to cash flows as a measure of liquidity. Fixed Charges should not be considered an alternative to interest expense. Because we are highly leveraged, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants. As of September 30, 2005, we were in compliance with all financial covenants contained in the indentures governing the notes and all our credit facilities.

Reconciliation of Pro Forma Net Loss to Pro Forma Adjusted EBITDA

	Year Ended December 31, 2004	LTM Period

Pro forma net loss before nonrecurring charges directly attributable to the transaction	$(379)	$(70)
Pro forma interest expense, net	220	220
Pro forma income tax expense (benefit)	129	57
Pro forma depreciation and amortization	149	160

Pro forma EBITDA	119	367
Transaction related costs and non-cash charges (1)	155	74
Unusual items (2)	86	29
Effect of acquisitions (3)	4	1
Synergies from Current Transactions (4)	125	111

Pro forma Adjusted EBITDA(5)	$489	$582

Pro forma Fixed Charges	$211	$211

Ratio of Adjusted EBITDA to Fixed Charges	2.32	2.76

(1) Transaction related costs (a)	$65	$43
Non-cash charges (b)	90	31

	$155	$74

(a)	2004 amounts represent costs related to the Borden Transaction and certain expenses related to terminated acquisition activities. 2005 amounts are costs related to the Current Transactions.
(b)	Represents impairments of fixed assets, goodwill and intangible assets and non-cash stock compensation.

(2)	Unusual items that do not relate to the core operations of Hexion are further detailed on the following table:

	Pro Forma
	Year Ended December 31, 2004	LTM Period

	(unaudited)
	(dollars in millions)
Legacy legal costs (a)	$11	$—
Legacy corporate expenses, net (b)	30	4
Plant closure and employee costs (c)	13	5
Business realignment expenses (d)	29	2
Business interruption and other (e)	3	18

Unusual items	$86	$29

(a)	Legacy legal costs relate to legal proceedings primarily involving divested businesses of Borden Chemical.

(b)	Corporate allocations of $38 and transition service fees of $4 charged to Resolution Specialty by its former parent, in excess of estimated incremental costs to replace such services of $12 in 2004.

(c)	Plant closure and non-recurring severance and other one time benefits paid to employees.

(d)	Business realignment expenditures included in EBITDA for Hexion relate to the excess of historical costs over current business staffing levels, contractual commitments and current plant footprint and are comprised of:

Year Ended December 31, 2004
(dollars in millions)
Employee related costs	$17
Non-employee related costs	12

$29

Employee related costs of $17 are comprised of (i) historical salaries and benefits of employees terminated in 2004 at Resolution Specialty, Borden Chemical and Bakelite and (ii) the excess cost of employee benefit programs prior to the revision of such plans in 2004 at Resolution Specialty and Borden Chemical.

Non-employee related costs of $12 are comprised primarily of (i) the excess of distribution expense reflected in Resolution Specialty’s predecessor’s income statement reduced in 2004 at the time of the Resolution Specialty Transaction as a result of new agreements with vendors and (ii) costs related to closed sites included in the Resolution Specialty predecessor financial statements which were not acquired by Resolution Specialty.

(e)	For the year ended December 31, 2004 amounts represent incremental expenses incurred as a result of a mechanical failure at a Brazilian formaldehyde plant. Hexion was reimbursed for this amount under its insurance policies in the second quarter of 2005. In 2005, the amount includes mark to market losses of an exchange rate hedge relating to the Bakelite Acquisition of $11 and integration costs of $5.

(3)	Represents the full year EBITDA impact of a specialty coatings product line in the versatics market, acquired in November 2004 by Resolution Specialty.

(4)	Represents $125 in estimated annual net cost synergies resulting from the Current Transactions. We expect that approximately 60% of the $125 near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved the following year. In the first nine months of 2005, we realized $14 of the $125 of net cost synergies. We expect to incur a one-time cost of $75 during the next two years in connection with implementing these synergies. These estimated synergies include cost savings from rationalization of manufacturing facilities, removal of duplicative corporate and administrative functions, alignment of benefit plans and raw material purchasing initiatives. The estimated synergies by category are as follows:

	Year Ended December 31, 2004	LTM Period

Rationalization of manufacturing facilities	$42	$40
Overhead synergies	20	18
Raw material savings	63	53

	$125	$111

(5)	We are required to have an Adjusted EBITDA to fixed charge ratio of greater than 2.25 to 1.0 to incur additional indebtedness under certain of our indentures. As of September 30, 2005, we were able to satisfy this covenant and incur additional indebtedness under our indentures.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management. We use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk. We also use raw material purchasing contracts and pricing contracts with customers to mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.

Foreign Exchange Risk. Our international operations accounted for approximately 49% of our sales in 2004 and 55% in 2003. As a result, we have exposure to foreign exchange risk on transactions potentially denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. In all cases, the functional currency is the business unit’s local currency.

It is our policy to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging firmly committed foreign currency transactions wherever economically feasible. Our use of forward and option contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results or other foreign currency net asset or liability positions. The counter-parties to our forward contracts are financial institutions with investment grade credit ratings.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, reducing the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, reducing the potential impact of foreign currency exchange rate fluctuations. With other factors being equal, such as the performance of individual foreign economies, an average 10% foreign exchange increase or decrease in any one country would not materially impact our operating results or cash flow. However, an average 10% foreign exchange increase or decrease in all countries may materially impact our operating results.

As required by current accounting standards, our Consolidated Statements of Operations includes any gains and losses arising from forward and option contracts.

The following table summarizes forward currency, option and commodity contracts outstanding as of December 31, 2004.

	2004
	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
Foreign Exchange:
Currency to sell for U.S. Dollars
Canadian Dollars—Put options purchased	183	1.3200	36	$—
Canadian Dollars—Call options sold	183	1.2300	36	(2)
Currency to sell for CDN Dollars
British Pound—Forward currency contracts	31	2.3255	42	1
Currency to sell for Euros
U.S. Dollars—Deal contingent forward	90	1.3430	235	2

Commodity Future Contracts:
Natural gas futures			3	—

Interest Rate Risk. The interest rates on most of our debt agreements are fixed. A 10% increase or decrease in the interest rates of the variable debt agreements would be immaterial to our net income. The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2003 and 2004. All other debt fair values are determined from quoted market interest rates at December 31, 2003 and 2004.

Following is a summary of our outstanding debt as of December 31, 2003 and 2004 (see Note 7 to the audited Consolidated Financial Statements for additional information on our debt):

	2003			2004
Year	Debt	Weighted Average Interest Rate	Fair Value	Debt	Weighted Average Interest Rate	Fair Value
2004	$8	11.0%	$8
2005	1	11.1%	1	$17	9.1%	$17
2006	1	11.1%	1	4	9.1%	4
2007	1	11.1%	1	4	9.1%	4
2008	1	11.1%	1	5	9.1%	5
2009	1	11.1%	1	175	9.1%	187
2010 and beyond	670	11.1%	627	1,645	9.2%	1,683

	$683		$640	$1,850		$1,900

We do not use derivative financial instruments in our investment portfolios. We place any cash equivalent investments in instruments that meet the credit quality standards established within our investment policies, which also limit the exposure to any one issue. At December 31, 2004, we had $72 invested, at average rates of 2%, primarily in a prime money market account, a guaranteed investment certificate and time deposits with maturity periods of 30 days or less. At December 31, 2003, we had no material investments in cash equivalent instruments. Due to the short maturity of our cash equivalents, the carrying value on these investments approximates fair value and our interest rate risk is not significant. A 10% increase or decrease in interest returns on invested cash would not have a material effect on our net income and cash flows at December 31, 2003 and 2004.

Commodity Risk. We are exposed to price risks associated with raw material purchases, most significantly with methanol, phenol and urea. For our commodity raw materials, we have purchase contracts, with periodic price adjustment provisions. In 2004, our suppliers were committed under these contracts to provide 100% of our estimated methanol requirements. Commitments with our phenol and urea suppliers provide up to 100% of our estimated requirements and also provide the flexibility to purchase a certain percentage of our needs in the spot market, when favorable to us. We expect these arrangements for raw materials to continue throughout 2005. Our commodity risk also is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for these commodity raw materials. Our board of directors approves all commodity futures contracts that we enter based on delegations of authority.

Resolution Performance entered into contractual agreements with Shell and other third parties for the purchase of feedstocks. The terms of the agreements vary from three to ten years, extendable at Resolution Performance’s request and cancelable by either party as provided for in the respective agreements. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas. Resolution Performance relies on long-term supply agreements with Shell and other key suppliers for most of their raw material supply. The loss of a key source of supply or a delay in shipments could have an adverse effect on business. Should any of Resolution Performance’s suppliers fail to deliver or should any of the key long-term supply contracts be canceled, Resolution Performance would be forced to purchase raw materials in the open market, and no assurances can be given that Resolution Performance would be able to make these purchases or make them at prices that would allow Resolution Performance to remain competitive. Some raw materials are provided by one supplier and Resolution Performance could incur significant time and expense if Resolution Performance had to replace the supplier. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier. If Resolution Performance were unable to receive these feedstocks through these pipeline arrangements, Resolution Performance may not be able to obtain them from other suppliers at competitive prices or in a timely manner.

Resolution Specialty and Eastman have entered into four supply agreements relating to approximately 60 raw materials, which are currently produced by Eastman and consumed by the business. Total annual purchases of these products are approximately $30. Resolution Specialty believes that these are arm’s length contracts with terms generally available in the market. Substantially all of these products are commercially available from other suppliers. The length of the contracts vary from 6 months to 5 years, are generally market-based pricing, and contain various provisions for competitive release by Resolution Specialty.

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. In order to control our costs for natural gas, we hedge a portion of our natural gas purchases for all of our legacy Borden Chemical North American operations by entering into futures contracts for natural gas. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. During 2003, we entered into futures contracts for natural gas usage through June 2004, and in 2004 we entered into additional futures contracts through December 2005. Our commitments settled under these contracts totaled $2 in 2004. At December 31, 2004, we had future commitments under these contracts of $3. We recognize gains and losses on commodity futures contracts each month as gas is used. Our future commitments are marked to market on a quarterly basis. We recorded losses of less than a million at December 31, 2004, related to future commitments under our natural gas futures contracts.

Other Matters. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes, including, but not limited to, combustion, inclement weather and natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These potential hazards could cause personal injury or loss of life, severe damage to or destruction of property and equipment and environmental damage and could result in suspension of our operations and the imposition of civil or criminal penalties. We have significant operational management systems, preventive procedures and protective safeguards to minimize the risk of an incident and to ensure the safe continuous operation of our facilities. In addition, we maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we are not fully insured against all potential hazards incidental to our business.

Due to the nature of our business and the current litigious climate, product liability litigation, including class action lawsuits claiming liability for death, injury or property damage caused by our products, or by other manufacturers’ products that include our components, is inherent to our business but historically has been immaterial. However, our current product liability claims, and any future lawsuits, could result in damage awards against us, which in turn could encourage additional litigation.

Recently Issued Accounting Standards

In May 2004, the Financial Accounting Standards Board, or FASB, issued Staff Position SFAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This Position provides guidance on the accounting, disclosure, effective date, and transition requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FASB Staff Position SFAS 106-2 is effective for interim or annual periods beginning after June 15, 2004. The Company did not experience a material impact from this statement on its financial condition or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standard, or SFAS, No. 151, “Inventory Costs.” The statement amends Accounting Research Bulletin, or ARB, No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. We are currently evaluating the impact that this statement will have on our financial condition and results of operations.

In December 2004, the FASB revised its SFAS No. 123 (“SFAS No. 123R”), “Accounting for Stock Based Compensation.” The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements of the non-public companies issued for the first annual reporting period beginning after December 15, 2005, with early adoption encouraged. The Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement No. 123R). The Commission’s new rule allows companies to implement Statement No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company adopted Statement No. 123R as of January 1, 2005 on a prospective basis. The adoption of SFAS No. 123R had no initial impact on our financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29.” Accounting Principles Board (“APB”) Opinion No. 29, “Accounting For Nonmonetary Transactions,” is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have any impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB issued two FASB Staff Positions, or FSP, that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, “Application of FASB Statement No. 109, “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”, states that the manufacturers’ deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, “Accounting for Income Taxes”. These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective upon issuance. These FSPs did not have a material impact on our financial condition and results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, when incurred, if the fair value of the liability can be reasonably estimated. The Interpretation is effective for the Company no later than the end of the fiscal year ending on December 31, 2005. The Company does not expect this interpretation to have a material effect on its financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 as of the effective date. However, it is not expected to have a material effect on our financial condition or results of operations.

In June 2005, the FASB staff issued FASB Staff Position 143-1, Accounting for Electronic Equipment Waste Obligations (FSP 143-1), to address the accounting for obligations associated with the Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”) adopted by the European Union. The Directive effectively obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment. The commercial user should apply the provisions of SFAS 143 and FIN 47 discussed above. FSP 143-1 shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. We adopted the FSP at certain of our European operations where applicable legislation was adopted. The impact of the adoption on the consolidated financial statements was not significant.

BUSINESS

Overview

We are the world’s largest producer of thermosetting resins, or thermosets. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We are focused on providing a broad array of thermosets and associated technologies, with leading market positions in all key markets served. Our breadth of related products provides us with significant advantages across our operations, technologies and commercial service organizations, while our scale provides us with significant efficiencies in our fixed and variable cost structure allowing us to compete effectively throughout the value chain. Our value-added, technical service-oriented business model enables us to effectively participate in high-end specialty markets, while our scale enables us to extract value from higher volume applications.

Thermosets are developed to meet the performance characteristics required for each specific end use product. The type of thermoset used and how it is formulated, applied and cured determine the key attributes such as durability, gloss, heat resistance, adhesion or strength of the final product. Hexion has the broadest range of thermoset resin technologies, with world class research, applications development and technical service capabilities. Our thermosets are sold under a variety of well-recognized brand names including Borden® (phenolic and amino resins), Epikote® (epoxy resins), Epikure® (epoxy curatives), Bakelite (phenolic and epoxy resins), Lawter™ (inks) and Cardura® (high-end automotive coatings). The total global thermoset resins market is approximately $34 billion in annual sales and includes products such as polyurethanes, urea-formaldehyde, phenol-formaldehyde, unsaturated polyesters, epoxies and melamine-formaldehyde. The key product areas of the global thermoset resins market upon which we focus and in which we have leading market positions is approximately $19 billion in annual sales, which excludes polyurethanes, unsaturated polyesters and furans/other.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical laminates. We have a history of product innovation and success in introducing new products to new markets. Our product innovation is evidenced by more than 1,000 patents, a majority of which relate to the devolvement of new products and processes for manufacturing. More specifically, in 2003, Borden Chemical developed and began marketing XRT®, a patent pending family of proppants made for the oil field products end-market, which generated approximately $14 million in net sales in 2004. In 2004, Resolution Specialty developed and began conducting customer trials with Archemis, a resin used to formulate quick-dry alkyd paint. Resolution Performance is currently developing a family of customized resins tailored for the high-end lamination market.

As of September 30, 2005, we had 86 production and distribution sites globally, and produce many of our key products locally in North America, Latin America, Europe and Asia. Through our worldwide network of strategically located production facilities, we serve more than 5,000 customers in 96 countries. We believe our global scale provides us with significant advantages over many of our competitors. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us a lower cost operating structure and security of supply. In other areas, where we can capitalize on our technical know-how and market presence to capture additional value, we are integrated downstream into product formulations. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide customers a broad range of product solutions. As a result of our focus on innovation and the high level of technical service that results from our “Total Systems Approach,” we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Owens Corning, PPG Industries, Sumitomo, Sun Chemicals, Valspar and Weyerhaeuser.

Hexion was formed on May 31, 2005 through the combination of Borden Chemical (including Bakelite), Resolution Performance and Resolution Specialty. We believe the consolidation of these entities will provide us with significant opportunities for growth through global product line management, as well as considerable opportunities to increase operational efficiencies, reduce fixed costs, optimize manufacturing assets and improve the efficiency of capital spending. In 2004 and for the nine months ended September 30, 2005, on a pro forma basis, we generated pro forma net sales of $4.1 billion and $3.6 billion, respectively. In 2004, 51% of our net sales were derived from sales to North America, 32% to Western Europe and 17% to Asia-Pacific, Latin America, Eastern Europe and other emerging markets. As of September 30, 2005, we had $2.4 billion principal amount of outstanding indebtedness and $0.2 billion of cash and equivalents.

Industry

The thermoset resins industry is an approximately $34 billion market in annual sales. Thermoset resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins, alkyd resins and urethane resins. Thermoset resins are used for a wide variety of applications due to their superior adhesion and bonding properties, as well as their heat resistance, protective and aesthetic characteristics, compared to other materials. The key product areas of the global thermoset resins market upon which we focus and in which we have leading market positions have an estimated $19 billion in annual sales. The thermoset resin market has grown at an estimated annual rate of over 4% by volume during the past five years. We expect that certain segments of the thermoset resin industry, including composites and UV resins, will grow at substantially faster rates.

Thermosets are sold into the global coatings, composites and adhesives markets, which have combined annual sales of over $100 billion. Thermoset resins are generally considered specialty chemical products because they are principally sold on the basis of performance, technical support, product innovation and customer service. Although the thermoset resins market has undergone consolidation in recent years, the thermoset resins market remains fragmented with many small and medium sized companies providing a relatively high level of customization and service to the end markets and with any small non-core divisions of large chemical conglomerates. The principal factors contributing to success in the specialty chemicals market are (1) consistent delivery of high-quality products, (2) favorable process economics, (3) the ability to provide value to customers through both product attributes and strong technical service and (4) a presence in large and growing markets. We believe Hexion is the third largest North American based specialty chemicals company.

Competitive Strengths

We are one of the leading specialty chemical companies in the world based on the following competitive strengths:

World’s Largest Thermoset Resins Producer. We are the world’s largest producer of thermoset resins with leading positions across various end-markets and geographies. Our global scale and breadth of product line provide us with significant advantages over many of our competitors. The following table illustrates our market position by volume in our key product areas, which collectively represent more than 75% of our 2004 net sales:

Key Product	Market Position
Forest Product Resins	#1 Globally
Formaldehyde	#1 Globally
Phenolic Resins	#1 Globally
Epoxy Resins	#1 Globally
Foundry Resins	#1 in North America
Oil Field Resins	#2 Globally
Composite Resins (epoxy-based)	#1 in Europe, #2 in North America
Molding Compounds	#1 in Europe
Ink Resins	#1 Globally
Alkyd Resins	Co-leader in North America
Versatic Acids and Derivatives	#1 Globally

Unique Selling Proposition. The majority of our customers require solutions that are tailored to their individual production needs and require a high degree of technical service and customized product formulations. Our diverse thermoset product offering allows us to leverage related technologies across geographies, customers and end-markets in order to provide a broad range of product and technical service solutions. As a result of our focus on developing innovative products with a high level of technical service and our “Total Systems Approach,” whereby we sell multiple components of a coating or adhesive resin system, we have cultivated stable, longstanding customer relationships. Our top ten customers have been using our products and services for an average of 21 years.

Global Infrastructure. We develop, manufacture and sell our products around the world. We believe our global scope and our ability to internally produce key raw materials give us an advantage compared with many of our smaller competitors. We believe that we are well positioned in higher growth regions and will continue to grow internationally by expanding our product sales to our multi-national customers and by entering new markets. We also have opportunities to increase sales of products by introducing them to new geographies; for example, we plan to introduce several resin products developed for the European market to our customer base in North America. We have a significant presence in the two fastest growing regions in the coating and adhesives industries, with 16 plants currently operating in Asia-Pacific and Latin America.

Low Cost Position. We support our leading global market presence with our strategically located, low cost manufacturing presence. Our low cost position is the result of our 86 production and distribution sites located throughout the world and our selectively integrated supply position in critical intermediate materials. We consume large amounts of our internally produced formaldehyde, BPA and ECH, and our polyester and alkyd resins businesses share an integrated production platform with each other. The ability to internally produce key raw materials provides us a significant cost advantage over our competitors, allowing us to eliminate certain finishing steps, reduce logistical costs, ensure reliable long-term supply of critical raw materials and improve our production scheduling and capacity utilization rates. Furthermore, our large market position and scale in each of our key product markets provides us with significant purchasing and manufacturing efficiencies. We are North America’s lowest cost producer of formaldehyde and formaldehyde-based resins. In addition, we operate two of the three largest epoxy resins manufacturing facilities in the world, including the world’s only continuous-flow manufacturing process facility.

Well Positioned in Diverse End-Markets and Higher Growth Sectors. We have a diversified revenue and customer base in a variety of end-markets and geographies. Our products are used in a broad range of applications and are sold into stable markets such as those for forest products, architectural coatings, industrial coatings and automotive coatings, as well as higher growth markets such as composites, UV resins and electrical laminates. We have a strong position in products such as composites which benefit from favorable product substitution demand dynamics as they replace traditional materials (i.e., wood and metal) in aerospace, automotive, recreational and sporting goods applications. In addition, no single customer accounted for more than 3% of our total annual sales in 2004. Our pro forma net sales by end-market for 2004 are illustrated below:

Strong Free Cash Flow. We expect to generate strong free cash flow (cash flow from operating activities less anticipated capital expenditures) due to our favorable operating characteristics and the nature of the industry in which we operate. This strength is due in large part to our size and position within the thermoset resins industry, and the industry leading cost structure we have in place. Our products are generally less capital intensive to manufacture than many other products in the chemical industry and, as a result, we have relatively low maintenance capital and working capital requirements. Furthermore, due to our tax assets and other structuring considerations, we expect to have very low cash tax requirements for the foreseeable future. Additionally, management is currently targeting $250 million in synergies from the Current Transactions, of which $125 million of annual net cost savings have been specifically identified, which should further improve free cash flow. Our plan indicates that our $250 million synergy target will consist of approximately 40% in purchasing savings, 20% in manufacturing efficiencies, 15% in selling, general and administrative expense savings and 25% in new product development and global product line management. Management has developed detailed implementation plans to achieve the $125 million of cost savings. We expect that approximately 60% of the $125 million near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. We expect to incur a one-time cost of $75 million during the next two years in connection with implementing these synergies. We expect that all of these factors will enable us to generate strong free cash flow, which we anticipate will be available to reduce indebtedness or for other strategic purposes.

Strong Management Team. We believe that we have a world-class management team led by Craig O. Morrison, our President and Chief Executive Officer, and William H. Carter, our Chief Financial Officer. Our divisional management teams are comprised of experienced managers from Borden Chemical, Resolution

Performance, Resolution Specialty and Bakelite. Marvin O. Schlanger, former Chief Executive Officer of Arco Chemical and Resolution Performance, with over 30 years of chemical industry experience is our Vice Chairman. Our management team has demonstrated expertise in growing our businesses organically, integrating acquisitions and executing on significant cost cutting programs.

Strategy

We are focused on augmenting our growth, as well as increasing shareholder value, return on investment, cash flows and profitability. We believe we can achieve these related goals through the following strategies:

Utilize Our Integrated Platform Across Product Offerings. As the world’s largest producer of thermoset resins, we have an opportunity to provide our customers with a broad range of resins products on a global basis. We believe this provides us the opportunity to become a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price. We will also be able to offer a more diverse product line to all of our customers, utilizing the existing product lines of each of our acquired businesses. We believe we have substantial opportunities through global product line management to capitalize on these capabilities in order to increase our sales volumes and margins. Examples of the opportunity to utilize our integrated platform include:

•	We produce many value-added, innovative products developed by Bakelite for the European market which we plan to introduce to our broader customer base.

•	We expect to expand the sales of our versatic acid coatings product line, which has historically been nearly exclusively a European product, into the Americas by utilizing Resolution Specialty’s existing coatings sales force.

•	We expect to capitalize on Borden Chemical’s strength in forest product resins by expanding such product offerings into Bakelite’s European markets, including Russia’s wood products market, the largest market in the world.

•	We are a leading resins supplier to many of the world’s largest coatings companies, allowing us to accelerate new and specialty product development for our customers, thereby further strengthening our relationships and enhancing our ability to retain and grow customers based on attributes other than price.

Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations. In 2004, on a pro forma basis, we incurred approximately $65 million in research and development expenses, which represented approximately 2% of our pro forma net sales during that period. We will continue to implement a systematic approach to new product development and have identified promising new technologies that have begun to yield significant results. Examples of new products and product development initiatives include:

•	In 2003, Borden Chemical developed and began marketing XRT®, a family of proppants made for the oil field products end-market, which generated approximately $14 million in net sales in 2004.

•	Both Borden Chemical and Resolution Specialty have increased their investments in UV light-curable products for the display, ink jet and electronics products markets.

•	Borden Chemical and Resolution Performance have increased their investments in specialty epoxidized phenolic products for the electronics market.

•	Resolution Performance is developing a family of customized resins tailored for the high-end electrical lamination market. This family of products is expected to generate approximately $8 to $10 million in annual net sales by 2007.

•	In 2004, Resolution Specialty developed and began conducting customer trials with Archemis, a resin used to formulate quick-dry alkyd paint. These coatings will be targeted for the contractors market where the quick dry properties allow two coats of paint to be applied in one work shift. It is expected to generate approximately $5 to $10 million in annual net sales by 2007.

Expand Our Global Reach In Faster Growing Regions. We will continue to grow internationally by expanding our product sales to our multi-national customers outside of North America and Western Europe, and by entering new international markets. Specifically, we are focused on growing our business in the Asia-Pacific, Eastern Europe and Latin American markets, where the usage of our products is increasing. Furthermore, by combining sales and distribution infrastructures, we expect to accelerate the penetration of our high-end, value-added products into new markets, thus further leveraging our research and applications efforts. Some examples of our increased presence in developing regions are as follows:

•	Our twelve plants in Asia-Pacific represent most of our key product lines, give us a critical mass to serve those markets and provide a platform for continued expansion in that region.

•	We have significant operations in Eastern Europe through Resolution Specialty and Bakelite, and expect to leverage this footprint to increase our business in Russia and Eastern Europe.

•	We have expanded Borden Chemical’s Latin American presence over the past four years, growing its net sales by over 34% from 2001 to 2004, and expect to continue growing in this region.

Increase Margins Through Focus On Operational Excellence. We believe that through the combination of four standalone global resin companies, there will be opportunities to extract substantial cost savings in the near future. Management is currently targeting $250 million in synergies from the Current Transactions, of which $125 million of cost savings have been specifically identified. Management has developed detailed implementation plans to achieve the $125 million of annual net cost savings. We expect that approximately 60% of the $125 million near term cost will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. We expect to incur a one-time cost of $75 million during the next two years in connection with implementing these synergies. Management has specifically identified a number of areas for savings and is actively pursuing key components of this strategy. Primary components are as follows:

•	Manufacturing rationalization and optimization across the entire facility footprint.

•	Reduction of fixed cost structure through the elimination of overhead redundancies.

•	Raw material and other purchasing savings.

•	Streamlined logistics processes.

•	More efficient management of capital spending.

•	Rollout of Borden Chemical’s Six Sigma management approach, and other operational best practices, throughout the organization.

In addition, each of our companies have significant experience in implementing cost reduction and working capital management programs, including ongoing programs at each of the companies.

Pursue Targeted Add-On Acquisitions and Joint Ventures. The global thermoset resin industry is highly fragmented and is comprised of numerous small and mid-sized specialty companies focusing on niche markets, as well as small non-core divisions of large chemical conglomerates. As the largest company focused primarily on the thermoset resins space, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively low valuations due to the scalability of our existing global operations. Some examples of these opportunities include:

•	Resolution Specialty recently acquired a specialty coatings product line in the versatics market.

•	We are currently evaluating and pursuing several potential tuck-in acquisitions which, if consummated, should provide Hexion with product line extensions. We expect these acquisitions to be accretive in leveraging Hexion’s manufacturing footprint and existing corporate infrastructure.

•	We are also pursuing various joint ventures to expand our geographic footprint.

Our History

Business Realignment and Corporate Reorganization. We have undertaken numerous plant consolidations and other business realignment initiatives. These initiatives are designed to improve efficiency and to focus resources on our core strengths. The associated business realignment charges consist primarily of employee severance, plant consolidation and related environmental remediation costs and asset impairment expense. Following is a brief overview of our significant business realignment activities since 2001.

In 2001, Borden Chemical completed a significant capital restructuring to eliminate future required annual preferred dividend payments and recorded $126 million of business realignment and impairment charges related primarily to the closures of its melamine crystal business, which we refer to as Melamine, and two forest products plants in the United States, realignment of its workforce organization, reorganization of its corporate headquarters and the discontinuation of a plant construction project. The largest component of the 2001 charge is a $98 million impairment of Melamine fixed assets, goodwill and spare parts. This impairment was the result of Borden Chemical’s strategic decision late in 2001 to sell or close Melamine and to enter into a long-term contractual arrangement with a supplier for its future melamine crystal needs.

In June 2003, we initiated our 2003 realignment designed to reduce operating expenses and increase organizational efficiency. To achieve these goals, we reduced our workforce, streamlined processes, consolidated manufacturing processes and reduced general and administrative expenses.

On May 31, 2005, Borden Chemical combined with Resolution Performance and Resolution Specialty. Upon the consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc. and BHI Acquisition LLC, Borden Chemical’s parent, changed its name to Hexion LLC. Immediately upon completion of this offering, Apollo, through Hexion LLC, will hold approximately 71.4% of the outstanding common stock of Hexion.

We have begun and will continue to integrate the four predecessor companies including considering opportunities to consolidate our manufacturing plants, leverage our raw material purchasing power, cross-sell to our broader customer base and implement programs to continue to lower our operating and overhead expenses. We have also consolidated the management teams and centralized corporate functions of the four companies under the leadership of the current Hexion management team.

Acquisitions and Divestitures. We are a New Jersey corporation with predecessors dating back to 1899. The following is a summary of acquisitions and divestitures we made in the past five years.

In 2000, we acquired the formaldehyde and certain other assets from Borden Chemicals and Plastics Operating Limited Partnership, or BCPOLP, which was one of our affiliates, and acquired East Central Wax, a wax emulsions producer for the forest products business.

In 2001, we merged our foundry resins and coatings businesses with similar businesses of Delta-HA, Inc., or Delta, to form HA-International, or HAI, in which, at the time of its formation, we had a 75% economic interest. The Limited Liability Agreement of HAI provides Delta the right to purchase between 3% and 5% (up to a maximum of 25%) of additional economic interest in HAI each year beginning in 2004. Pursuant to this provision, in 2004, Delta purchased an additional 5% interest, thereby reducing our economic interest to 70%. In March 2005, Delta purchased an additional 5% interest, which reduced our economic interest to 65%.

Also in 2001, through a series of transactions with affiliates, Borden Chemical sold its Elmer’s consumer adhesives business for total proceeds of $94 million.

In the fourth quarter of 2003, we acquired Fentak in Australia and Malaysia, a producer of specialty chemical products for engineered wood, laminating and paper impregnation markets. We also acquired the business and technology assets of SEACO, a domestic producer of specialty adhesives. We undertook these tuck-in acquisitions to expand our existing product lines.

On November 14, 2000, an affiliate of Apollo acquired control of Resolution Performance in a recapitalization transaction. Prior to the recapitalization, Resolution Performance was a wholly owned subsidiary of Shell. Resolution Performance is a worldwide manufacturer and developer of epoxy resins and also a leading global manufacturer of versatic acids and derivatives.

On August 2, 2004, Resolution Specialty, an affiliate of Apollo, acquired the resins, inks and monomers division of Eastman. Resolution Specialty is a producer of coating resins, inks, composite polymers, textile chemicals and acrylic monomers with facilities in the U.S., Europe and China.

On August 12, 2004, an affiliate of Apollo acquired all of the outstanding capital stock of Borden Chemical, Inc. On April 29, 2005, Borden Chemical acquired Bakelite. Bakelite is a leading European producer of thermosets, with headquarters in Germany and significant production facilities in Germany, Italy and Spain. Bakelite was Europe’s largest producer of phenolic resins, the largest formulator of epoxy composite resins and one of the world’s largest producers of molding compounds.

Products

As of the closing of the Combinations on May 31, 2005, our thermosets are used in two primary applications: Adhesive & Structural and Coating. Within each major group we operate is a diverse range of specialty chemical applications. Our primary product lines within the Adhesive & Structural group include forest products resins, specialty phenolic resins, formaldehyde, epoxy resins, composite resins, phenolic encapsulated substrates and molding compounds. Our primary product lines within the Coating group include epoxy resins, polyester resins, alkyd resins, acrylic resins, ink resins and versatic acids and derivatives.

Adhesive & Structural

Formaldehyde Based Resins and Intermediates

We are the leading producer of formaldehyde based resins for the forest products industry in North America with a 44% market share by volume and also hold significant positions in Europe, Latin America and Australia. Our products are used in a wide range of applications in the construction, automotive, electronics and steel industries. We are also the world’s largest producer of specialty phenolic resins, which are used in applications that require extreme heat resistance and strength, such as automotive brake pads, foundry materials and oil field applications. In addition, we are the world’s largest producer of formaldehyde, a key building block chemical used in the manufacture of thousands of products. We internally consume approximately half of our formaldehyde production, giving us a significant competitive advantage versus our non-integrated competitors.

Products	Key Applications
Forest Products Resins
Engineered Wood Resins	Softwood and hardwood plywood, OSB, laminated veneer lumber, strand lumber and wood fiber resins such as particleboard and medium density fiberboard

Special Wood Adhesives	Laminated beams, structural and nonstructural fingerjoints, wood composite I-beams, cabinets, doors, windows, furniture, mold and millwork and paper laminations

Wax Emulsions	Sizing agent for composite reinforcement products

Products	Key Applications

Specialty Phenolic Resins
Composites and Electronic Resins	Aircraft components, brakes, ballistic applications, industrial grating, pipe, jet engine components, electrical laminates, computer chip encasement and photolithography

Automotive PF Resins	Acoustical insulation, engine filters, friction materials, interior components, molded electrical parts and assemblies

Construction PF Resins, UF Resins, Ketone Formaldehyde and Melamine Colloid	Decorative laminates, fiberglass insulation, floral foam, lamp cement for light bulbs, molded appliance and electrical parts, molding compounds, sandpaper, fiberglass mat, laminates, coatings, crosslinker for thermoplastic emulsions and specialty wet strength paper

Formaldehyde Applications
Formaldehyde	Herbicides and fungicides, fabric softeners, sulphur scavengers for oil and gas production, urea formaldehyde, melamine formaldehyde, phenol formaldehyde, MDI and other catalysts

Epoxy Resins and Intermediates

We are the world’s largest supplier of epoxy resins. Epoxy resins comprise the fundamental building blocks of many types of materials, such as formulated composite resins and structural adhesives. Epoxy resins are often used in the auto, aerospace and electronics industries due to their unparalleled strength and durability. We also provide the industry with a variety of complementary products such as epoxy modifiers, curing agents, reactive diluents and specialty liquids. We are also a major producer of bisphenol-A (BPA) and epichlorohydrin (ECH), key precursors in the manufacture of epoxy resins. We internally consume the majority of our BPA and virtually all of our ECH, giving us a significant competitive advantage versus our non-integrated competitors.

Products	Key Applications
Composites	Automotive (structural interior), sports (ski, snowboard), boat construction, aerospace, wind energy and industrial applications

Civil Engineering	Bridge and canal construction, concrete enhancement and corrosion protection

Electrical Casting	Generators and bushings, transformers, medium-and high-voltage switch gear components, post insulators, capacitors and automotive ignition coils

Adhesives	Automotive: hem flange adhesives and panel reinforcement in car components

Construction: ceramic tiles, chemical dowels and marble

Aerospace: metal and composite laminates

Electronics: chip adhesives, solder masks and electronic inks

Electrical Laminates	Industrial laminates: unclad sheets, tube and molding, impregnation of paper, cotton and glass filament and printed circuit boards

Composite Resins

We are a leading producer of resins used in composites. Composites are a fast growing class of materials which are used in a wide variety of applications ranging from airframes and windmill blades to golf clubs. We supply epoxy resins to fabricators in the aerospace, sporting goods and pipe markets with a 44% market share in each of the United States and Europe. Our leadership position in epoxy resins, along with our technology and service expertise, enables us to selectively forward integrate into custom formulations for specialty composites, such as turbine blades used in the wind energy market. In addition to epoxy, we manufacture resins from unsaturated polyester (UPR), which are generally combined with fiberglass to produce cost-effective finished structural parts for applications ranging from boat hulls to recreational vehicles to bathroom fixtures.

Products	Key Applications
Reinforced-Epoxy unsaturated polyester and vinyl ester resins	Marine, transportation, construction, consumer products, recreational vehicles, spas, bath and shower surrounds

Non-reinforced-unsaturated polyester and vinyl ester resins	Cultured marble, construction, gel coat and surface coating and automotive putty

Phenolic Encapsulated Substrates

We are a leading producer of phenolic encapsulated sand and ceramic substrates used in oil field services and foundry applications. Our highly specialized compounds are designed to perform under extreme conditions, such as intense heat, high-stress and corrosive environments, that characterize the oil and gas drilling and foundry industries. In the oil field services industry we have a 45% global market share in resin encapsulated proppants, which are used to enhance oil and gas recovery rates and extend well life. We are also the leading producer by volume of foundry resins in North America with a 44% market share. Our foundry resin systems are used by major automotive and industrial companies for precision casting of engine blocks, transmissions, brake and drive train components. In addition to encapsulated substrates, our foundry resins business provides phenolic resin systems and ancillary products used to produce finished metal castings.

Products	Key Applications
Oil Field Service Applications
XRT® Resin Systems	Patent pending resin technology for extreme flowback and fracture conductivity conditions for ceramics, bauxite and premium sands

Curable Resin-Coated Sand, AcFrac® SB Excel, Black Plus CR 4000	Systems that increase strength and control proppant flowback on medium grand sand systems

Precured Resin-Coated Sand PR 6000	System to gently enhance crush resistance and high flow capacities with all grades of sand proppants

Foundry Applications
Refractory Coatings	General purpose products for ferrous and nonferrous applications

Resins-SigmaCure®, SigmaSet®, Super Set®, ALpHASET®, BETASET® and Plastiflake®	A comprehensive selection of synthetic resins for bonding sand cores and molds in a variety of applications including phenolic urethane cold box resins, phenolic urethane nobake resins, furan and phenolic acid curing resins, ester cured phenolic nobake resins, methyl formate cured phenolic cold box resins and phenolic resins for shell process

Molding Compounds

We are the leading producer of molding compounds in Europe, with an estimated market share of 69%. We formulate and produce a wide range of phenolic, polyester and epoxy compounds used to manufacture components requiring heat stability, electrical insulation, fire resistance and durability. Applications range from automotive underhood components to appliance knobs and cookware handles.

Products	Key Applications
Phenolic, Epoxy, Vinylester	Automotive ashtrays and under hood components, heat resistant knobs and bases, switches and breaker components and pot handles

Long Fiber Reinforced MC	High load, dimensionally stable automotive underhood parts and commutators

PBT, PET, PC, PC-ABS, PA6 and PA66	Connectors, switches, bobbins, wheel covers, power tool internal components and bodies

Coating

Epoxy Resins

In addition to the adhesive uses mentioned previously, epoxy resins are used for a variety of high-end coating applications which require the superior strength and durability of epoxy. Examples include protective coating for industrial and domestic flooring, pipe, marine and construction applications, powder coatings and automotive coatings. Where advantageous, we leverage our resin and additives position to supply custom resins for specialty coatings formulators.

Products	Key Applications
Electrocoat (LER, SER, BPA)	Automotive, general industry (heating radiators), white goods

Powder Coatings (SER, Performance Products)	White goods (appliances), pipes (oil and gas transportation), general industry (heating radiators, all types of metal objects) and automotive (interior parts and small components)

Heat Cured Coatings (LER, SER)	Metal packaging, coil coated steel for construction and general industry

Floor Coatings (LER, Solutions, Performance Products)	Chemically resistant, antistatic and heavy duty flooring in hospitals, chemical industry, electronics workshops, retail areas and warehouses

Ambient Cured Coatings (LER, SER, Solutions, Performance Products)	Marine (new build and maintenance), shipping containers and large steel structures (bridges, pipes, plants and offshore equipment)

Waterborne Coatings	Replacing solvent-borne products in both heat cured and ambient cured applications

Polyester Resins

We are a leading supplier of polyester coatings resins in North America with a market share of 10% and are also a major producer in Europe with a powder coatings market share of 10%. We provide custom polyester resins, both liquid and powder, to customers for use in industrial coatings requiring specific properties such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in transportation, automotive, machinery, appliances and metal office furniture. Our polyester resins business shares an integrated production platform with our alkyd business, which allows for flexible sourcing, plant balancing and economies of scale.

Products	Key Applications
Powder Polyesters	Outdoor durable systems for architectural window frames, facades and transport; indoor systems for domestic appliances and general industrial applications

Liquid Polyesters and polyester dispersions	Automotive, coil and exterior can coating applications

Alkyd Resins

We share the leading position in alkyd resins in North America with a market share of 31% and are a major producer in Europe, specifically in Scandinavia and Italy. We provide alkyd resins to customers for use in the manufacture of professional grade paints and coatings. Alkyd resins are formulated and engineered according to customer specifications, and can be modified with other raw materials to improve performance. Applications include industrial coatings (e.g., protective coatings used on machinery, metal coil, equipment, tools and furniture), special purpose coatings (e.g., highway-striping paints, automotive refinish coatings and industrial maintenance coatings) and decorative paints (e.g., house paint and deck stains). Our alkyd resins business shares an integrated production platform with our polyester resins business, which allows for flexible sourcing, plant balancing and economies of scale.

Products	Key Applications
Alkyd and Alkyd Emulsions	Architectural Markets: Exterior enamels, interior semi-gloss and trim, interior/exterior stains and wood primers

Industrial Markets: Metal primers, general metal, transportation, machinery and equipment, industrial maintenance and marine, metal container and wood furniture

Alkyd Copolymer	Architectural Markets: Stain blocking primer, sanding sealers and aerosol

Industrial Markets: Machinery and equipment, transportation, general metal and drywall coating

Urethane Modified	Architectural Markets: Clear varnishes (DIY) and floor coatings

Industrial Markets: Wood coatings

Silicone Alkyd	Industrial Markets: Industrial maintenance and marine and heat resistance coatings

Acrylic Resins

We are a supplier of acrylic resins (solvent and water-based) in North America and Europe. Acrylic resins are used for interior trim paints and exterior applications where weathering protection, color and gloss retention are critical. In addition, we produce a wide range of specialty acrylic resins for marine and maintenance paints and automotive topcoats. We are also a low cost producer of acrylic monomer, the key raw material for our acrylic resins. This ability to internally produce key raw materials gives us a competitive cost advantage relative to our competitors and ensures adequacy of supply.

Products	Key Applications
Acrylic Dispersions	Architectural Markets: Interior semi-gloss & high gloss, interior and exterior paints, stains and sealers, drywall primer, masonry coatings and general purpose

Industrial Markets: Automotive OEM, packaging, general metal, wood, plastic coatings, traffic marking paint, industrial maintenance and transportation, adhesives and textiles

Solutions Acrylics	Architectural Markets: Aerosol, masonry and tile sealer

Industrial Markets: Transportation, packaging, aerosol, automotive OEM, appliance, industrial maintenance and marine and road marking

Ink Resins and Additives

We are the world’s largest producer of ink resins and associated products, with a market share of 15%. Ink resins are used to apply ink to a variety of different substrates including paper, cardboard, metal foil and plastic. We provide resins, liquid components and additives, sold primarily under the globally recognized Lawter™ brand name to customers formulating inks for a variety of substrates and printing processes. Our products offer such performance enhancements as durability, printability, substrate application, drying speed and security. Typical end use applications include brochures, newspapers, magazines, food packages, beverage cans and flexible packaging. We are also a provider of formulated UV-cure coatings and inks. Our proprietary technology has enabled us to gain a leading position in the global fiber optic market.

Products	Key Applications
Resins	Graphic arts, commercial, publication and packaging

Vehicles and waxes	Sheet-fed, heatset, gloss and wetting vehicles and wax products

Liquid Inks	Polymer films, paper and corrugated boards

Versatic Acids and Derivatives

We are the world’s largest producer of versatic acids and derivatives, with a market share of 74%. Versatic acids and derivatives are specialty monomers which provide significant performance advantages to finished coatings, including superior adhesion, flexibility, ease of application and other high performance characteristics. The products include basic versatic acids and derivatives sold under the Versatic, VeoVa® and Cardura® names. Applications for versatic acids include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products. We manufacture versatic acids and derivatives using our integrated manufacturing sites and our internally produced ECH.

Products	Key Applications
Cardura	Automotive repair/refinishing, automotive OEM and industrial coating

Versatic	Chemical building block, peroxides, pharmaceuticals and agrochemicals

VeoVa	Architectural coatings and construction

Marketing and Distribution

We market an extensive product line to meet a wide variety of customer needs. We focus on customers who are, or have the potential to be, leaders in their industries and have growth objectives which support our own growth objectives. In addition, we focus on customers who value our “Total Systems Approach”. This package includes high-quality, reliable products backed by local sales support and technical expertise offered at an attractive price. An important component of our strategy is to leverage our broad product capabilities to win high-end specialty business from our customers. In the coatings industry, for example, after having established our position as a reliable supplier of high-quality basic resins to our customers, we have leveraged our relationship to understand and develop solutions for customer needs in higher-end products such as performance resins, curing agents and modifiers. As a result of this strategy, we are able to become a supplier-of-choice for our key customers.

Products are sold to industrial users throughout the world through our direct sales force to larger customers and through third-party distributors to serve our smaller customers more cost effectively. Our direct sales force, customer service and support network consists of 295 employees in the Americas, 241 employees in Europe/Africa/Middle East and 48 employees in Asia-Pacific. Our customer service and support network is organized into key regional customer service centers. We have global account teams that focus on coordination for major global customers, including technical service, supply and commercial terms. Furthermore, where operational and regulatory factors vary meaningfully from country to country, we organize locally.

Competition

We compete with a variety of companies, including large global chemical companies and small specialty chemical companies, in each of our product lines. In addition, we face competition from a number of products that are potential substitutes for formaldehyde-based resins. The principal factors of competition in our industry include technical service, breadth of product offering, product innovation, and price. Some of our competitors are larger, have great financial resources and have less debt than we do and may, as a result, be better able to withstand changes in conditions throughout our industry relating to pricing or otherwise and the economy as a whole. We are able to compete with smaller niche specialty chemical companies due to our significant investment in research and development and our customer service model which provides for on-site value added technical service for our customers. In addition, our size and scale provides us significant efficiencies in our cost structure.

We believe that no single company competes with us across all of our existing product lines. The following charts sets forth our principal competitors by product application.

Adhesive & Structural

Product Line	Principal Competitors

Forest Products Resins	Dynea International, Georgia-Pacific and Kronospan

Specialty Phenolic Resins	Dynea International, Occidental Petroleum, Schenectady, Ashland and PA Resins

Formaldehyde	Dynea International and Georgia-Pacific

Epoxy Resins and Intermediates	Huntsman, Dow Chemical, Nan Ya, Chang Chun Polymers and Thai Epoxy

Coating

Product Line	Principal Competitors

Composite Resins	Huntsman, Dow Chemical, Ashland, AOC, Reichhold and CCP/Atofina

Phenolic Encapsulated Substrates	Ashland, Technisand, Hultenes Albertus, Carbo Ceramics, Santrol, Dynea International, FAR and Sumitomo

Molding Compounds	Dynea International, FAR and Sumitomo

Epoxy Resins	Dow Chemical, Huntsman, Nan Ya, Leuna and Kuk-do

Polyester Resins	DSM, Cytec, Cray Valley/CCP, Reichhold, Nuplex and EPS (owned by Valspar)

Alkyd Resins	Reichhold, CCP/Atofina/Cray Valley, DSM, Nuplex and EPS (owned by Valspar)

Acrylic Resins	Rohm & Haas, BASF, Dow Chemical, Cognis and DSM (Neoresins)

Ink Resins and Additives	Mead Westvaco, Akzo Nobel, Arizona, Resinall, Arakawa and Harima

Versatic Acids and Derivatives	ExxonMobil and Tianjin Shield

Raw Materials

We purchase thousands of types of raw materials for the production of our products. The primary raw materials in our production processes are methanol, phenol, urea, chlorine and propylene. In 2004, on a pro forma basis, we purchased approximately $3 billion of raw materials, and the largest raw material represented 28% of our total raw material purchasing expenditures in 2004 on a pro forma basis. The majority of raw materials used in the manufacturing of our products are available from more than one source and are readily available in the open market. We use long-term purchase agreements for our primary and certain other raw materials to ensure availability of adequate supplies. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Those smaller quantity materials that are single sourced generally have long-term supply contracts as a basis to guarantee a maximum of supply reliability. Prices for our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs. These raw materials are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there may be periods when such product price increases lag behind raw material price increases.

Customers

In 2004, on a pro forma basis, our largest customer accounted for 3% of our net sales and our top ten customers accounted for 15% of our net sales. Neither our business nor any of our reporting segments depend on any single customer or a particular group of customers, the loss of which would have a material adverse effect on such a reporting group. Our primary customers consist of manufacturers, and the demand for our products is generally not seasonal.

Patents and Trademarks

We own, license or have rights to over 1,000 patents, over 1,500 trademarks and various patent and trademark applications and technology licenses in our reporting groups around the world, which are held for use or currently used in our operations. Our most significant trademarks are Borden®, RESOLUTION®, EPIKOTE® Resins, EPON® Resins, EPIKURE® Curing Agents, EPI-REZ® Waterborne Resins, Aquamac®, Duramac®, Polymac®, Acrylimac®, HELOXY® Modifiers, CARDURA® Glycidyl Ester, VEOVA® Monomers, VERSATIC acids, Lawter™, McWhorter® and Ernst Jaeger®. We use Borden® in our operations and license the trademark to third parties for use on non-chemical products. A majority of our patents relate to the development of new products and processes for manufacturing and use thereof and will expire at various times between 2005 and 2025. We renew our trademarks on a regular basis. Bakelite owns numerous foreign registrations of the trademark Bakelite, which it uses in its operations and has licensed to a limited number of third parties on a non-exclusive basis. Bakelite uses the Bakelite trademark in marketing epoxy resin products in the United States, although it does not hold a registered United States trademark to “Bakelite.” No individual patent or trademark is considered to be material; however, our overall portfolios of patents and trademarks are valuable assets.

Environmental Regulations

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental regulation at the federal, state and international level and are exposed to the risk of claims for environmental remediation or restoration. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation, and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, and at third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management, environmental, health and safety liabilities may be incurred in the future, and such liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded in accordance with the guidelines of the AICPA Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. In addition, our former operations, including our ink, wall coverings, film, phosphate mining and processing, thermoplastics, food and dairy operations, may give rise to claims relating to our period of ownership. We cannot assure you that, as a result of former, current or future operations, there will not be some future impact on us relating to new regulations or additional environmental remediation or restoration liabilities.

We have adopted and implemented health, safety and environmental policies, which include systems and procedures governing environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response, and product stewardship. We anticipate incurring future costs for capital improvements and general compliance under environmental laws, including costs to acquire, maintain and repair pollution control equipment. In 2004, we incurred related capital expenditures of $16 million. In 2003, Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite incurred related capital expenditures of $5 million, $6 million, $5 million and $6 million, respectively. In 2002, Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite incurred related capital expenditures of $4 million, $10 million, $7 million and $6 million, respectively. We estimate that $30 million will be spent for capital expenditures in 2005 for environmental controls at our facilities. This estimate is based on current regulations and other requirements, but it is possible that material capital expenditures in addition to those currently anticipated could be required if regulations or other requirements change.

Industry Regulatory Matters

The production and marketing of chemical substances are regulated by national and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States and China are most significant to our business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances and the United States Toxic Substances Control Act inventory. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in other countries, although additional administrative hurdles may exist.

We also actively seek approvals from the U.S. Food and Drug Administration for certain specialty chemicals produced by us, principally where we believe that these specialty chemicals will or may be used by our customers in the manufacture of products that will come in direct or indirect contact with food.

Research and Development

Our research and development activities are aimed at developing and enhancing products, processes, applications and technologies to maintain our position as the world’s largest producer of thermoset resins. We focus on:

•	developing new or improved applications based on our existing product line and identified customer needs;

•	developing new resin products and applications for customers in order to improve their competitive advantage and profitability;

•	providing premier technical service for customers of specialty products;

•	providing technical support for manufacturing locations and assisting in plant optimization;

•	ensuring that our products are manufactured in accordance with our global environmental, health and safety policies and objectives;

•	developing lower cost manufacturing processes globally; and

•	expanding production capacity.

In 2004, our research and development and technical services expenses were $65 million. In 2003, the research and development and technical service expenses of Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite were $18 million, $16 million, $29 million and $14 million, respectively. In 2002, the research and development and technical service expenses of Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite were $20 million, $20 million, $26 million and $11 million, respectively. Development and marketing of new products are carried out by our reporting groups and are integrated with quality control for existing product lines. We emphasize a customer driven, “systems and solutions” approach in discovering new applications and processes and providing excellent customer service through our technical staff. Through regular direct contact with our key customers, our research and development personnel can become aware of evolving customer needs in advance and can anticipate their requirements in planning customer programs. We also focus on on-going improvement of plant yields, fixed costs and capacity. These continuous integrated streams are characterized by exceptional product consistency, low cost economics and high quality resin that is valued by the customer for demanding applications. We estimate that this process provides us with a sustainable cost advantage over conventional batch technology, which is the traditional method of manufacturing certain resins.

We have approximately 552 scientists and technicians worldwide. We conduct research and development activities primarily at our facilities located in Pernis, the Netherlands; Houston, Texas; Louvain-la-Neuve, Belgium; Carpentersville, Illinois; Pleasant Prairie, Wisconsin; Roebuck, South Carolina; Sant’ Albano, Italy; Kallo, Belgium; Tianjin, China; Louisville, Kentucky; Springfield, Oregon; Barry, South Wales and Duisburg, Germany. Our research and development facilities include a broad range of synthesis, testing and formulating equipment, and small scale versions of customer manufacturing processes for applications development and demonstration. In addition, we have an agreement with a not-for-profit research center to assist in certain research projects and new product development initiatives.

Legal Proceedings

Environmental Proceedings. We have recorded liabilities of approximately $41 million relating to 63 locations at December 31, 2004 for all probable environmental remediation, indemnification and restoration liabilities. At December 31, 2004, Borden Chemical and Resolution Specialty recorded liabilities of approximately $38 million and $3 million, respectively, relating to 55 locations (in the case of Borden Chemical) and 8 locations (in the case of Resolution Specialty) for all probable environmental remediation, indemnification and restoration liabilities. These locations include existing and former manufacturing locations, as well as third-party disposal or Superfund sites where we have been named a potentially responsible party. At December 31, 2004, Resolution Performance did not record any liabilities for probable environmental remediation indemnification and restoration liabilities.

The Sokolov, Czech Republic facility has soil and groundwater contamination which pre-dates privatization and acquisition of the facility by Eastman in 2000. The investigation phase of a site remediation project is underway, directed by a steering committee which includes the Company, the National Property Fund and local regulators. The National Property Fund has provided its written commitment to reimburse all site investigation and remediation costs up to approximately $73 million, and has been reimbursing all costs to date. The current estimate for known site remediation is $16 million, but may increase following additional site investigation.

On August 8, 2005, Governo Do Parana and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Borden Quimica Industrias, our Brazilian subsidiary, with notice of a potential fine of up to $5.4 million in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill by a shipping vessel carrying methanol purchased by Hexion. The investigation is ongoing and no final determination has been made with respect to damages or the liability of our Brazilian subsidiary. We are disputing this claim.

We have entered into environmental indemnification agreements with each of the sellers in the Bakelite Transaction, Resolution Performance Transaction and Resolution Specialty Transaction. Under the Bakelite environmental indemnification agreement, the sellers have agreed to indemnify us for certain pre-existing environmental liabilities, including those related to our facility in Duisburg, Germany. Under the Resolution Performance environmental indemnification agreement, Shell will generally remain liable for pre-existing environmental conditions at facilities that were transferred to us in connection with the Resolution Performance Transaction and, under the Resolution Specialty environmental indemnification agreement, Eastman generally will remain liable for pre-existing unknown environmental conditions at facilities that were transferred to us in connection with the Resolution Specialty Transaction, as well as the pre-existing known environmental conditions at the Roebuck, South Carolina facility. The indemnities under each of these agreements are subject to certain exceptions and limitations. In addition, our claims under each of the environmental indemnity agreements are subject to deductibles, ranging from $0.1 million for the Resolution Specialty agreement to € 2 million for certain claims under the Bakelite agreement, and indemnity caps, ranging from $10 million for certain liabilities under the Resolution Performance agreement to € 275 million for certain liabilities under the Bakelite agreement.

Other Legal Proceedings. We are involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of our business. In large part, as a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including us, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products we have made or used, including those containing silica and vinyl chloride monomer. We believe we have adequate reserves and insurance to cover currently pending and foreseeable future claims.

We have reserved approximately $21 million at December 31, 2004 relating to all non-environmental legal matters for legal defense and settlement costs that we believe are probable and estimable at this time. At December 31, 2004, Borden Chemical and Resolution Specialty reserved approximately $20 million and $1 million, respectively, relating to all non-environmental legal matters for legal defense and settlement costs which were believed to be probable and estimable at this time.

Manufacturing and Facilities

As of September 30, 2005, we operated 37 domestic production, manufacturing and distribution facilities in 20 states. In addition, we operated 49 foreign production, manufacturing and distribution facilities primarily in Australia, Brazil, Canada, China, Germany, Italy, Malaysia, the Netherlands, Spain and the United Kingdom. Our production and manufacturing facilities are generally well-maintained and effectively utilized. We believe our production and manufacturing facilities are adequate to operate our business.

The majority of our facilities are used for the production of thermosetting resins, and most of our facilities produce more than one type of thermoset resin. The resins produced vary by site, but include all of our technologies: amino resins (urea and melamine), phenolic resins, epoxy resins, alkyd resins, polyester resins, acrylic resins, urethane resins, ink resins, composite resins, powder resins, versatic derivatives and U/V resins. These facilities typically utilize batch technology, and range in size from small sites with a limited number of reactors to larger, core sites with dozens of reactors. One exception to this is the epoxy plant in Deer Park, Texas, the only “continuous” process epoxy resins plant in the world which provides us with a cost advantage over conventional technology.

In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH, versatic acid, acrylic acid and gum rosin. This provides us with a competitive cost advantage relative to our competitors and facilitates our adequacy of supply. These facilities are usually co-located with the thermoset resin facilities they serve, and the process technology utilized in the production process is generally more complicated. These intermediate materials facilities are often much larger than a typical resins plant, in order to capture the benefits of manufacturing efficiency and scale; as a result, these facilities typically also have the ability to sell material not used internally to third parties.

Our executive and administrative offices, production, manufacturing and distribution facilities at September 30, 2005 are shown in the following table:

Location	Function	Nature of Ownership
Domestic

Alexandria, LA	Manufacturing	Owned
Argo, IL*	Manufacturing	Owned
Aurora, IL	Manufacturing	Owned
Baytown, TX	Manufacturing	Owned
Bellevue, WA	Executive and Administration	Leased
Brady, TX	Manufacturing	Owned
Carpentersville, IL	Manufacturing	Owned
Cincinnati, OH	Manufacturing	Owned
Columbus, GA	Manufacturing	Owned
Columbus, OH	Executive and Administration	Leased
Deer Park, TX*	Manufacturing	Owned
Demopolis, AL	Manufacturing	Owned
Diboll, TX	Manufacturing	Owned
Dutchtown, LA	Storage Terminal	Owned
Ennis, TX	Manufacturing	Owned
Fayetteville, NC	Manufacturing	Owned
Forest Park, GA	Manufacturing	Owned
Fremont, CA	Manufacturing	Owned
Geismar, LA	Manufacturing	Owned
Gonzales, LA	Manufacturing	Owned
High Point, NC	Manufacturing	Owned
Hope, AR	Manufacturing	Owned
Houston, TX	Executive and Administration	Leased
Houston, TX	Laboratory	Leased
LaGrande, OR	Manufacturing	Owned
Lakeland, FL	Manufacturing	Owned
La Vergne, TN	Manufacturing	Owned
Louisville, KY	Manufacturing	Owned
Louisville, KY	Executive and Administration	Leased
Lynwood, CA	Manufacturing	Owned
Missoula, MT	Manufacturing	Owned
Moreau, NY	Manufacturing	Owned
Morganton, NC	Manufacturing	Owned
Mt. Jewett, PA	Manufacturing	Owned
Norco, LA*	Manufacturing	Owned
Oregon, IL	Manufacturing	Owned
Pleasant Prairie, WI	Manufacturing	Owned
Portland, OR	Manufacturing	Owned
Roebuck, SC	Manufacturing	Owned
Sheboygan, WI	Manufacturing	Owned
Springfield, OR	Manufacturing	Owned
Toledo, OH	Manufacturing	Owned
Virginia, MN	Manufacturing	Owned
Westmont, IL	Executive and Administrative	Leased

Location	Function	Nature of Ownership
International

Brisbane, Queensland, Australia	Manufacturing	Owned
Laverton North, Victoria, Australia	Manufacturing	Owned
Somersby, New South Wales, Australia	Manufacturing	Owned
Kallo, Belgium	Manufacturing	Leased
Louvain-la-Neuve, Belgium	Laboratory	Leased
Boituva, Brazil	Manufacturing	Owned
Cotia, Brazil	Manufacturing	Owned
Curitiba, Brazil	Manufacturing	Owned
Edmonton, AB, Canada	Manufacturing	Owned
Laval, PQ, Canada	Manufacturing	Owned
St. Romuald, PQ, Canada	Manufacturing	Owned
Vancouver, BC, Canada	Manufacturing	Owned
Yumbo, Colombia	Manufacturing	Owned
Sokolov, Czech Republic	Manufacturing	Owned
Pardubice, Czech Republic	Manufacturing	Owned
Kitee, Finland	Manufacturing	Owned
Rouen, France	Distribution	Owned
Iserlohn-Letmathe, Germany	Manufacturing	Owned/Leased
Duisburg-Meiderich, Germany	Manufacturing	Owned/Leased
Frielendorf, Germany	Manufacturing	Owned
Hamburg, Germany	Manufacturing	Owned
Stuttgart, Germany	Manufacturing	Leased
Wesseling, Germany*†	Manufacturing	Owned
Codogno, Italy	Manufacturing	Owned
Cola’ di Lazise, Italy	Manufacturing	Leased
Pieveottoville, Italy	Manufacturing	Owned
Sant’ Albano, Italy	Manufacturing	Leased
Solbiate-Olona, Italy	Manufacturing	Owned
Soragna, Italy	Manufacturing	Owned
Onsan, Korea*	Manufacturing	Owned
Kedah, Malaysia	Manufacturing	Owned
Kuantan, Malaysia	Manufacturing	Owned
Prai, Malaysia	Manufacturing	Owned
Hoogvliet, The Netherlands	Executive and Administrative	Leased
Moerdijk, The Netherlands*†	Manufacturing	Owned
Pernis, The Netherlands*	Manufacturing	Owned
Rotterdam, The Netherlands	Manufacturing	Owned
Funing, People’s Republic of China	Manufacturing	Owned
Heyuan, People’s Republic of China	Manufacturing	Owned
Nanping, People’s Republic of China	Manufacturing	Owned
Shanghai, People’s Republic of China	Executive, Administration and Manufacturing	Leased
Tianjin, People’s Republic of China	Manufacturing	Owned
Barbastro, Spain	Manufacturing	Owned
Hernani, Spain	Manufacturing	Owned
Salcedo, Spain	Manufacturing	Owned
Molndal, Sweden	Manufacturing	Owned

Location	Function	Nature of Ownership
Barry, South Wales, United Kingdom	Manufacturing	Owned
Chandlers Ford, England, United Kingdom	Manufacturing	Owned
Cowie, Scotland, United Kingdom	Manufacturing	Owned
Peterlee, England, United Kingdom	Manufacturing	Owned
Stanlow, England, United Kingdom*†	Manufacturing	Owned

*	All of the assets at these facilities are owned. The land is occupied pursuant to a ground lease.
†	These facilities are partly operated by Shell or its affiliates on our behalf pursuant to contractual arrangements and operations which will shift to us in 2005 (with the exception of Stanlow, England, United Kingdom).

Employees

At December 31, 2004, we had approximately 6,900 employees. Approximately 40% of our employees are members of a labor union or represented by workers’ councils. Our facility located in Demopolis, Alabama, employs approximately 20 members of the United Food and Commercial Workers Union International, and they are all subject to a collective bargaining agreement. HAI’s facility, located in Aurora, Illinois, employs approximately 9 members of the United Auto Workers union, all of whom are subject to a collective bargaining agreement in force through May 15, 2009. Borden Canada employs approximately 15 members of the Communications, Energy & Paperworks Union of Canada at its facility in British Columbia, Canada who are subject to a collective bargaining agreement, which continues in force until October 31, 2007. Borden Chemical UK Limited employs approximately 87 union employees at our Barry, Cowie and Chandlers Ford locations in the United Kingdom and 25 union employees at our facility in Rouen, France. Borden Chemical Australia PTY LTD, employs approximately 50 union employees at multiple locations throughout Australia. There is a collective bargaining agreement in force for the Laverton North Plant. Borden Quimica Industria e Comercio Ltda., employs approximately 35 union employees at two locations in Brazil and Alba Adesivos e Comercio Ltda. employs approximately six union employees in Boituva, Brazil. There are collective bargaining agreements in place for each of these Brazilian subsidiaries. Bakelite AG employs approximately 775 union employees at its four facilities in Germany. Bakelite Italia S.p.A. and Taro Plast S.p.A. employ approximately 110 union employees at locations in Italy. Bakelite Ibérica, Bakelite OY and Bakelite Korea employ 81 union employees in Spain, 37 union employees in Finland and 29 union employees in Korea, respectively. Approximately 74 employees at our Deer Park, Texas plant are subject to a collective bargaining agreement which expires in September 2006. Approximately 57 employees at our Norco, Louisiana plant are subject to a collective bargaining agreement which expires on October 30, 2007. Approximately 78 employees at our Pleasant Prairie, Wisconsin plant are subject to a collective bargaining agreement that expires in April 2007. Approximately 40 employees at our Lynwood, California plant are subject to a collective bargaining agreement that expires in July 2007. Approximately 211 employees at our plant are in Pernis, Netherlands subject to a collective bargaining agreement which expired in October 2004 and is currently under negotiations. Approximately 23 of the employees at our plant in Barbastro, Spain are subject to a collective bargaining agreement that expires in December 2006. Approximately 135 employees at our plant in Kallo, Belgium are subject to a collective bargaining agreement which expired December 2004 and is currently under negotiation. Approximately 514 employees at our plant in Sokolov, Czech Republic are subject to a collective agreement that expires in March 2009. Approximately 176 employees in our Cola’ di Lazise and Sant’ Albano, Italy sites are covered by a collective bargaining agreement that expires in December 2005. Approximately 55 employees at our plant in Molndal, Sweden are covered by a collective bargaining agreement that expires in March 2007. Most of our European employees are represented by works councils. Relationships with our union and non-union employees are generally satisfactory.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and current positions of our expected executive officers and directors at the completion of this offering.

Name	Age	Position
Craig O. Morrison	50	Director, Chairman, President and Chief Executive Officer
William H. Carter	52	Director, Executive Vice President and Chief Financial Officer
Marvin O. Schlanger	57	Director, Vice Chairman
Joseph P. Bevilaqua	50	Executive Vice President, President—Formaldehyde and Forest Products Resins
Jeffrey M. Nodland	50	Executive Vice President, President—Coatings and Inks
Layle K. Smith	50	Executive Vice President, President—Epoxy and Phenolic Resins
Mark S. Antonvich	45	Executive Vice President and General Counsel
Sarah R. Coffin	52	Executive Vice President, President—Performance Products
Nathan E. Fisher	39	Executive Vice President—Procurement
Kevin W. McGuire	45	Executive Vice President—Chief Information Officer
Richard L. Monty	57	Executive Vice President—Environmental Health and Safety
Raymond H. Glaser	45	Vice President—Strategy & Development
Nipesh Shah	30	Vice President—Six Sigma
George F. Knight	48	Senior Vice President—Finance and Treasurer
Nigel D. T. Andrews	58	Director
David C. House	55	Director
Joshua Harris	40	Director
Scott M. Kleinman	32	Director
Robert V. Seminara	33	Director
Jordan C. Zaken	30	Director

Craig O. Morrison was elected President and Chief Executive Officer effective March 25, 2002 and Chairman of the Board of Directors on June 29, 2005. Prior to joining our Company, he served as President and General Manager of Alcan Packaging’s Pharmaceutical and Cosmetic Packaging business from 1999 to 2002. From 1993 to 1998 he was President and General Manager for Van Leer Containers, Inc. Prior to joining Van Leer Containers, Mr. Morrison served in a number of management position with General Electric’s Plastics division from March 1990 to November 1993, and as a consultant with Bain and Company from 1987 to 1990. Upon consummation of this offering, he will be a member of the Environmental, Health and Safety, Executive and Nominating Committees of the Board of Directors.

William H. Carter was elected Executive Vice President and Chief Financial Officer effective April 3, 1995 and a director November 20, 2001. Throughout his tenure with us, Mr. Carter has been instrumental in the restructuring of our holdings, including serving as a director and interim President and Chief Executive Officer of a former subsidiary, BCP Management, from January to June 2000. Prior to joining our Company in 1995, Mr. Carter was a partner with Price Waterhouse LLP, which he joined in 1975. In addition, Mr. Carter was a director of BCP Management, Inc. and WKI, both of which filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in 2002. Upon consummation of this offering, he will be a member of the Environmental, Health and Safety Committee of the Board of Directors.

Marvin O. Schlanger was elected Director and Vice Chairman of the Board of Directors of the Company on June 29, 2005. Mr. Schlanger served as Chairman and Chief Executive Officer of Resolution Performance and RPP Capital Corporation since March 2, 2001 until the closing of the Combinations and previously served as President of Resolution Performance and RPP Capital Corporation until July 2001. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. From 1999 to 2000, he also served as interim president of OneChem, Ltd. From 1988 to October 1998, Mr. Schlanger held various positions with ARCO Chemical Company, serving most recently as President and Chief Executive Officer from May 1998 to October 1998 and as Executive Vice President and Chief Operating Officer from 1994 to May 1998. Mr. Schlanger is also a director of UGI Corporation and, prior to the Combinations, he was a director and Chairman of the Board of RPP Capital and Resolution Speciality Materials, Inc. Upon completion of this offering, he will be a member of the Environmental, Health and Safety Committee of the Board of Directors.

Joseph P. Bevilaqua is an Executive Vice President and President of Formaldehyde and Forest Products Resins, a position he has held since January 2004. Mr. Bevilaqua joined the Company in April 2002 as Vice President—Corporate Strategy and Development. From February 2000 to March 2002, he was the Vice President and General Manager of Alcan’s global plastics packaging business. Prior to Alcan, Mr Bevilaqua served in leadership positions with companies such as General Electric, Woodbridge Foam Corporation and Russell-Stanley Corporation.

Jeffrey M. Nodland was appointed Executive Vice President and President of Coatings and Inks on the closing of the Combinations. Mr. Nodland has been serving as President and Chief Operating Officer of Resolution Specialty Materials since the company’s inception in August 2004. Previously, Mr. Nodland was President and Chief Operating Officer of Resolution Performance and RPP Capital Corporation from July 2001 until July 2004. Prior thereto since 2000, Mr. Nodland was Vice President and General Manager, Coatings, Ink, Textiles and Composites for Eastman Chemical Company. From 1994 to 2000, he served in various management capacities including President and Chief Executive Officer of McWhorter Technologies, Inc. Prior thereto since 1977, Mr. Nodland held various positions at The Valspar Corporation, serving most recently as President of the McWhorter division.

Layle K. Smith was appointed Executive Vice President and President of Epoxy and Phenolic Resins of the Company on the closing of the Combinations. Mr. Smith has been serving as President and Chief Operating Officer of Resolution Performance and RPP Capital Corporation since September 2004. Previously, Mr. Smith was Chief Executive Officer and Director for NxtPhase Corporation from February 2002 to February 2004. From 1998 to November, 2001, he served in several roles at Ballard Power Systems including President and Chief Operating Officer and Board Member. Prior to September 1998, Mr. Smith held various positions at The Dow Chemical Company serving most recently as Business Vice President—Specialty Chemicals.

Mark S. Antonvich was appointed an Executive Vice President and General Counsel of the Company on the closing of the Combinations. Mr. Antonvich has been serving as the Senior Vice President, General Counsel and Corporate Secretary of Resolution Performance and RPP Capital Corporation since January 1, 2004. Previously, Mr. Antonvich was the Vice President and General Counsel of Resolution Performance from May 8, 2001 to December 31, 2003. From August 2000 to May 2001, he was Senior Counsel for EGEP Inc., where he was responsible for international oil and gas transactions and providing legal support to operating assets in India. From 1995 to 2000, Mr. Antonvich represented Magma Copper Company and BHP Minerals in Tucson, Arizona and Houston, Texas, most recently serving as Senior Corporate Counsel, advising those companies on international mineral acquisitions and divestments, commercial and general corporate matters, operational and environmental issues related to mining and mineral processing activities, and complex litigation. From 1987 to 1995, he was in private practice in the Washington, D.C. area, following graduation from the Georgetown University Law Center.

Sarah R. Coffin was appointed Executive Vice President and President of Performance Products effective February 14, 2005 to oversee our oilfield, foundry, electronics and wood products industries, including operations in the Asia-Pacific region. Prior to joining the Company, she was employed by Seaman Corporation where she had the position of Vice President Sales and Marketing from May 31, 2004 to February 2005. From August, 2002 to March, 2003, Ms. Coffin was Senior Vice President Global Sourcing, Human Resources and Information Technology of Noveon, Inc., a global producer of performance polymer systems and adhesives.

From 1998 to 2002, she was Group President Specialty Plastics and Polymer Additives, Senior Vice President and General Manager Performance Coatings with BF Goodrich Performance Materials Company/Noveon, Inc. She is a director of SPX Corporation.

Nathan E. Fisher was appointed Executive Vice President—Global Procurement in June 2005. Mr. Fisher served the Company as Director of Global Procurement and then Vice President, Global Procurement from July 2003 to June 2005. From March 2003 to June 2003, he was Director, Strategic Raw Materials. Prior to joining the Company, from January 2000 to February 2003, Mr. Fisher was Global Chemicals Procurement Manager for Eastman Chemical Company.

Kevin W. McGuire is Vice President—Chief Information Officer. Prior to joining the Company, from July 2000 to June 2002, he served as Chief Operating Officer of Brainbench, Inc. From May 1997 to July 2000 he was Senior Director of Information Technology and Process Automation for Union Carbide Corporation.

Richard L. Monty was appointed Executive Vice President—Environmental Health & Safety effective January 26, 2004. Prior to joining the Company, he was employed by Huntsman Corporation from July 1992 to January 2004 in various Environmental Health and Safety positions, ultimately serving as Director, Global Environmental Health & Safety from 2001 to January 2004.

Raymond H. Glaser was appointed Vice President—Strategy & Development in August 2002. Prior to joining the Company, he served as Director of Business Development for W.R. Grace & Co. from October 1999 to August 2002. Prior to that, he worked in several capacities from May 1996 to October 1999 for Allied Signal’s Performance Polymers division, including as Director of New Ventures.

Nipesh Shah was appointed Vice President—Six Sigma in November 2004. Prior to joining the Company, Mr. Shah was Vice President of Six Sigma Plus for Honeywell Security Group, from March 2002 to July 2004. From August 1999 to February 2002 he served as Six Sigma Plus Leader/Master Black Belt at Avery Dennison, Inc.

George F. Knight joined the Company in 1997. From 1999-2001 he served as Vice President of Finance for Borden Foods Corporation, an affiliate of the Company. In 2001, he re-joined the Company and was appointed Vice President—Finance and Treasurer of the Company in July 2002. He was promoted to Senior Vice President in June 2005.

Nigel D.T. Andrews will be elected as a director of the Company upon consummation of the offering. Since his retirement in 2000, he was managing director of Internet Capital Group from 2000 to 2001 and is currently a venture partner of Internet Capital Group. He served as executive vice president of GE Capital from 1993 to 2000 and prior to that, as vice president and general manager of GE Plastics Americas, and as vice president for corporate business development reporting to the chairman. Mr. Andrews is also a director of Chemtura Corporation, Old Mutual plc, and a trustee of the Victory Funds, an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc. Upon completion of this offering, he will be a member of the Audit and Nominating Committees of the Board of Directors.

David C. House will be elected as a director of the Company upon consummation of the offering. He currently serves as Advisor to the Chairman for American Express Company. From June 2000 to July 2005, Mr. House served as group president, Global Network and Establishment Services and Travelers Cheque and Prepaid Services Group for American Express. From 1995 to 2000, Mr. House was president of the Establishment Services Group of American Express in the U.S. Upon completion of this offering, he will be a member of the Compensation Committee of the Board of Directors.

Joshua J. Harris was elected a director of the Company on August 12, 2004. Mr. Harris is a founding Senior Partner at Apollo and has served as an officer of certain affiliates of Apollo since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert

Incorporated. Mr. Harris is also a director of GNC Corporation, Nalco Holdings, Pacer International, Inc., Quality Distribution Inc. and UAP Holding Corp. Prior to the Combinations, Mr. Harris was a director of Resolution Performance Products LLC and Resolution Specialty Materials, Inc. Upon completion of this offering, he will be a member of the Executive Committee and Chair of the Compensation Committee of the Board of Directors.

Scott M. Kleinman was elected a director of the Company on August 12, 2004. Mr. Kleinman is a Partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Prior to the Combinations, Mr. Kleinman was also a director of Resolution Performance Products LLC and Resolution Specialty Materials, Inc. Upon completion of this offering, he will be a member of the Audit and Environmental, Health and Safety Committees of the Board of Directors.

Robert V. Seminara was elected a director of the Company on August 12, 2004. Mr. Seminara is a Partner at Apollo and has served as an officer of certain affiliates of Apollo since January 2003. From June 1996 to January 2003, Mr. Seminara served as an officer in the private equity investment group at Evercore Partners LLC, where he held the title Managing Director. Upon completion of this offering, he will be a member of the Executive Committee and is Chair of the Audit Committee of the Board of Directors.

Jordan C. Zaken was elected a director of the Company on June 29, 2005. Mr. Zaken is a Partner at Apollo, where he has worked since 1999. Prior to that time, Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers and Acquisitions Department. Upon completion of this offering, he will be a member of the Compensation and Environmental, Health and Safety Committees of the Board of Directors.

Board of Directors

Our board of directors is currently comprised of seven directors. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members within one year of the offering. Consequently, we will add two independent members to our board of directors prior to the consummation of this offering and a third independent member within one year of the offering. After giving effect to these additions, we expect our board of directors to consist of ten members.

Our board of directors is not currently classified, nor will it be immediately after the consummation of the offering. However, our amended and restated certificate of incorporation will provide that, from and after the first annual meeting of shareholders subsequent to the offering, our board will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At the first annual meeting of shareholders following the offering:

•	Class I directors, whose terms will expire at the second annual meeting of shareholders following this offering, will be newly elected;

•	Current or then-current directors Marvin O. Schlanger, Nigel D.T. Andrews and Scott M. Kleinman will become Class II directors, whose terms will expire at the third annual meeting of shareholders following this offering; and

•	Current or then-current directors Craig O. Morrison, David C. House and Joshua Harris will become Class III directors, whose term will expire at the fourth annual meeting of shareholders following this offering.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Supermajority Board Approval of Certain Matters

We intend to amend and restate our certificate of incorporation to require the approval of two-thirds of the members of our board of directors under certain circumstances. These include, as to us and each of our subsidiaries:

•	amendment, modification or repeal of any provision of the certificate of incorporation, bylaws or similar organizational documents in a manner that adversely affects Apollo;

•	the redemption, purchase or acquisition of any of our securities or those of our subsidiaries;

•	the issuance of additional shares of any class of capital stock (other than the grant of options or the issuance of shares upon the exercise of options);

•	the payment or declaration of any dividend or other distribution, with respect to any shares of any class or series of capital stock;

•	a consolidation or merger with or into any other entity, or transfer (by lease, assignment, sale or otherwise) of all or substantially all of our assets to another entity;

•	a complete or partial liquidation, dissolution, winding-up, recapitalization, reclassification or reorganization;

•	a split, combination or reclassification of any shares of capital stock;

•	a disposition of any assets in excess of $25 million in the aggregate;

•	consummation of any acquisition of the stock or assets of any other entity involving consideration in excess of $25 million in the aggregate;

•	the incurrence of indebtedness aggregating more than $25 million, except for borrowings under a revolving credit facility that has previously been approved or is in existence (with no increase in maximum availability) on the date of closing of this offering;

•	change in our chief executive officer; and

•	change in size of our board of directors.

This provision of our amended and restated certificate of incorporation shall terminate at such time as affiliates of Apollo no longer beneficially own at least one-third of our outstanding common stock and have sold at least one share of our common stock other than in this offering.

Director Compensation

We plan to pay our non-employee directors an annual cash retainer of $40,000, paid quarterly after each fiscal quarter of service, and a fee of $1,000 per board meeting and each committee meeting attended, and 50% of such amounts for board meetings attended via teleconference. We also plan to pay them a fee for acting as committee chair and to grant stock options and/or restricted stock awards under our benefit plans.

Committees of the Board of Directors

Audit Committee

Upon consummation of this offering, our audit committee will consist of Messrs. Andrews, Seminara and Kleinman. The board of directors has determined that Mr. Kleinman qualifies as an audit committee financial expert as defined in Item 401(h) of Regulation S-K. Mr. Andrews is independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under the New York Stock Exchange listing standards. The other members of our audit committee are not independent. We plan to nominate a second independent member to our audit committee within 90 days after the consummation of this offering and a third independent member within one year thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule10A-3(b)(i) under the Exchange Act and under the NYSE Rule 303A. In addition, one of them will be determined to be an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K.

The principal duties and responsibilities of our audit committee are as follows:

•	to monitor our financial reporting process and internal control system;

•	to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee

Upon consummation of this offering, our compensation committee will consist of Messrs. House, Harris and Zaken. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors.

The principal duties and responsibilities of our compensation committee are as follows:

•	to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

•	to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

Nominating Committee

Upon consummation of this offering, our nominating committee will consist of Messrs. Andrews, Morrison, Harris and Seminara. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which eliminates the requirement that we have a nominating committee composed entirely of independent directors.

The principal duties and responsibilities of the nominating committee will be as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

•	to make recommendations regarding proposals submitted by our shareholders; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

Environmental Health and Safety Committee

Upon consummation of this offering, our environmental health and safety committee will consist of Messrs. Carter, Morrison, Schlanger, Kleinman and Zaken.

The principal duties and responsibilities of the environmental health and safety committee will be as follows:

•	to oversee the environmental health and safety compliance program;

•	to oversee compliance with environmental health and safety indemnifications;

•	to monitor our environmental health and safety performance statistics; and

•	to recommend the general budget for environmental health and safety capital spending.

Compensation Committee Interlocks and Insider Participation

Messrs. Harris and Zaken are members of the compensation committee of the board of directors and both are employees of Apollo. See “Certain Relationships and Related Party Transactions.”

Executive Committee

Upon consummation of this offering, our executive committee will consist of Messrs. Morrison, Harris and Seminara. The executive committee may exercise the powers of the board of directors during intervals between meetings, except for those powers delegated to other committees of the board of directors and powers which may not be delegated to a committee of the board of directors under New Jersey law or our certificate of incorporation or bylaws.

Other Committees

Our amended and restated bylaws will provide that the Board may establish one or more additional committees.

Code of Ethics

We have a Code of Business Ethics that applies to all employees, including our Chief Executive Officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. Excerpts from the Code of Business Ethics, which address the subject areas covered by the SEC’s rules, are posted on our website: www.hexionchem.com under “About Us”. Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

Executive Compensation

The following table sets forth information with respect to compensation earned by our Chief Executive Officer and our four next most highly compensated executive officers, whom we refer to as our named executive officers, for the period indicated.

Names and Principal Position	Annual Compensation							Long-Term Compensation					All Other Compensation(1) ($)
	Year	Salary ($)		Bonus ($)		All Other Annual Compensation ($)		Awards				Payouts
								Restricted Stock Award(s) ($)		Securities Underlying Options (#)		LTIP Payouts ($)
Craig O. Morrison	2004	659,230		774,030		—		—		603,028	(7)	—	3,098,294
President and Chief Executive Officer	2003	524,230		320,000		—		—		—		—	39,173
	2002	375,000		300,000		—		2,380,952	(2)	1,386,667	(2)	—	54,076

William H. Carter	2004	567,277		407,161		—		—		482,442	(7)	—	3,016,446
Executive Vice President and Chief Financial Officer	2003	525,300		627,100	(4)	—		—		480,000	(6)	—	56,584
	2002	506,154	(3)	670,363	(4)	—		—		—		—	825,449

Joseph P. Bevilaqua	2004	347,899		230,296		—		—		201,009	(7)	—	1,548,216
Executive Vice President	2003	266,456		126,717		—		—		—		—	15,719
	2002	182,692		56,250		50,085		1,190,475	(2)	105,333	(2)	—	61,016

Judith A. Sonnett	2004	274,249		136,721		—		—		—		—	616,096
Vice President Human Resources	2003	240,056		73,819		43,907	(5)	—		131,250	(6)	—	10,000
	2002	225,698		69,924		—		—		—		—	14,590

C.H. Morton	2004	275,000		155,080		—		—		225,108	(7)	—	388,020
Vice President Manufacturing

(1)	All Other Compensation includes matching company contributions to our Retirement Savings Plan and our executive supplemental benefit plans. For 2004 these matching contributions were: Mr. Morrison $40,728; Mr. Carter $43,358; Mr. Bevilaqua $19,434; Ms. Sonnett $10,250; and Mr. Morton $7,606. For Messrs. Morrison and Bevilaqua, their amounts also include payments of $3,057,566 and $1,528,782, respectively, for the cancellation of their restricted stock at the time of the Borden Transaction. Of these payments, Messrs. Morrison and Bevilaqua received cash payments of $1,557,566 and $1,028,781, respectively, and the balance of the payments was credited in the form of deferred shares under the deferred compensation plan described below. In addition, for Mr. Carter, Ms. Sonnett and Mr. Morton, the amounts shown include one-time sale bonuses of $2,573,088, $605,846 and $350,202, respectively, paid at the time of the Borden Transaction. Portions of the sale bonuses paid to Messrs. Carter and Morton were credited in the form of deferred shares under the deferred compensation plan. For Mr. Carter, the amount also includes the final installment ($400,000) of his retention bonus. The amount shown for Mr. Morton includes $30,212 for reimbursed moving expenses.
(2)	In 2002, in connection with their commencing employment with us, Messrs. Morrison and Bevilaqua were granted (i) options to purchase 210,667 and 105,333 shares of common stock of Borden Chemical, respectively, each of which were granted with an exercise price of $2.25 per share and generally vest ratably over five years, and (ii) 1,058,201 and 529,100 shares of restricted common stock, respectively, that were scheduled to vest after three years of employment. In addition, Mr. Morrison was granted performance options to purchase 1,176,000 shares of common stock with an exercise price of $2.25 per share. In connection with the Borden Transaction, these options were settled in cash, and the restricted shares were cancelled in exchange for both cash and deferred shares as described in footnote (1) above.
(3)	100% of Mr. Carter’s 2002 salary was paid by Borden Capital, our affiliate, funded by fees paid by Borden Chemical.
(4)	A portion of the bonus payments made in 2002 and 2003 to Mr. Carter, $417,263 and $380,000, respectively, relate to installments paid for a one-time retention bonus and were paid by affiliates funded by fees paid by Borden Chemical.
(5)	Reimbursement for payment of taxes.
(6)	In connection with the Borden Transaction, these options were settled in cash.
(7)	Represents options to purchase BHI Acquisition Corp. common stock. For Mr. Morton the amount includes options to purchase 131,250 shares of Borden Chemical’s common stock granted to him in February 2004, which were subsequently exercised at the time of the Borden Transaction.

Option/SAR Grants in Last Fiscal Year

The following table sets forth options for shares of our common stock granted to each of our named executive officers during fiscal year 2004.

	Individual Grants
Name	Number of Securities Underlying Options/ SAR’s Granted		Percent of Total Options Granted To Employees In Fiscal Year		Exercise Or Base Price ($/per share)	Expiration Date	Grant Date Present Value(3)
Craig O. Morrison	603,028	(1)	23.93	%(2)	$6.22	8/12/14	$609,862
William H. Carter	482,422	(1)	19.14	%(2)	$6.22	8/12/14	$487,991
Joseph P. Bevilaqua	201,009	(1)	7.97	%(2)	$6.22	8/12/14	$203,287
Judith A. Sonnett	—		—		—	—	N/A
C.H. Morton	93,858	(1)	3.72	%(2)	$6.22	8/12/14	$94,941

(1)	Options granted by BHI Acquisition Corp. in fiscal year 2004 following the Borden Transaction.
(2)	Percent of total options granted by BHI Acquisition Corp in fiscal year 2004.
(3)	The fair value of each option grant is estimated on the date of grant using the minimum value method and the Black-Scholes options pricing model with a risk-free weighted average interest rate of 3.55%, dividend rate of 0.0% and expected life of five years.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table provides information on options exercised in 2004 by each of our named executive officers and the value of their unexercised options at December 31, 2004.

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Number Of Securities Underlying Unexercised Options/SARs At Fiscal Year End		Value Of Unexercised In-The-Money Options/SARs At Fiscal Year End ($)
			Exercisable	Unexercisable(2)	Exercisable(3)	Unexercisable(3)
C.O. Morrison	644,297	886,634	—	603,028	—	—
W.H. Carter	223,026	426,912	—	482,422	—	—
J.P. Bevilaqua	48,942	67,350	—	201,009	—	—
J.A. Sonnett	60,984	116,734	—	—	—	—
C.H. Morton	60,984	116,734	—	93,858	—	—

(1)	Represents options for shares of Borden Chemical which were exercised in connection with the Borden Transaction.
(2)	Represents options for shares of stock in Borden Chemical’s parent, BHI Acquisition Corp.
(3)	There is no established trading market for the stock of BHI Acquisition Corp., but, based on its estimated fair value at December 31, 2004, no options have been designated to be in-the-money. The estimated market value was calculated based on the formula as defined in the Borden Chemical Investor Rights Agreement.

In 1999, 2003 and 2004, members of our management team were granted options to purchase shares of Borden Chemical common stock under the Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees, which we refer to as the 1996 Equity Plan. As part of the Borden Transaction, the 1996 Equity Plan was terminated and the holders of the options outstanding under the 1996 Equity Plan became entitled to receive an aggregate cash amount equal to approximately $3.9 million. As of December 31, 2004, no options remained outstanding under the 1996 Equity Plan.

Messrs. Seminara, Kleinman and Harris currently hold options covering 28,141 shares, 86,748 shares and 86,748 shares, respectively, of our common stock. The options were granted for their services as directors on the boards of Resolution Performance, Resolution Specialty and/or Borden Chemical. The stock options will become fully vested upon the earlier of a termination of service in connection with the Combinations or the consummation of this offering and will be automatically exercised upon the consummation of this offering.

Hexion 2005 Long-Term Incentive Plan

In conjunction with the closing of this offering, Hexion adopted a long-term incentive plan (which we refer to as the 2005 incentive plan) as an additional means to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of Hexion. These equity-based awards are also intended to further align the interests of award recipients and Hexion’s stockholders. After the closing of the offerings, we expect that all of our equity incentive awards to directors, officers and other eligible persons will be granted under the 2005 incentive plan or a successor plan and not under our previously existing plans.

A total of 14,000,000 shares of Hexion’s common stock will initially be available for awards granted under the 2005 incentive plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares tendered or withheld to pay the exercise or purchase price of an award or related tax withholding obligations, will become available for other award grants under the plan. As of the date of this prospectus, no awards have been granted under the 2005 incentive plan.

Hexion’s board of directors, or a committee of directors appointed by the board, will have the authority to administer the 2005 incentive plan. A committee may delegate some or all of its authority with respect to the plan to another committee of directors, and certain limited authority to grant awards to officers and employees may be delegated to one or more of Hexion’s officers. (The appropriate acting body is referred to in this prospectus as the “administrator.”) The administrator of the plan will have broad authority to:

•	select participants and determine the type(s) of award(s) they are to receive;

•	determine the number of shares that are subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	cancel, modify or waive Hexion’s rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents; and

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards, subject to any required consents.

The number and kind of shares available under the 2005 incentive plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by Hexion’s shareholders) will any adjustment be made to a stock option or stock appreciation right award under the 2005 incentive plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Awards under the 2005 incentive plan may be in the form of stock options (nonqualified or incentive), stock appreciation rights (SARs), restricted stock, stock bonuses and other forms of awards granted or denominated in Hexion’s common stock or units representing common stock. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution and will generally be exercisable, during the participant’s lifetime, only by the participant. The administrator will have discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock, or 110% of fair market value of the common stock for any 10% owner of our common stock, on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. These and other awards may also be issued solely or in part for services. The maximum term of options, SARs and other rights to acquire common stock under the plan will be ten years after the initial date of the award, subject to provisions for further deferred payment in certain circumstances. The exercise price of options or other awards may generally be paid in cash or, subject to certain restrictions and approval by the administrator, shares of common stock. Subject to any applicable limits, we may finance or offset shares to cover any minimum withholding taxes due in connection with an award.

Generally, and subject to limited exceptions set forth in the 2005 incentive plan, if any person acquires a majority of Hexion’s outstanding common stock or combined voting power, if certain changes in a majority of Hexion’s board of directors occur over a period of not longer than two years, if stockholders prior to a transaction do not continue to own more than 50% of Hexion’s voting securities (or those of a successor or a parent) following a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving Hexion or any of its subsidiaries, a sale or other disposition of all or substantially all of Hexion’s assets or the acquisition of assets or stock of another entity by Hexion or any of its subsidiaries, or if Hexion’s stockholders approve a complete liquidation or dissolution of Hexion, then awards then-outstanding under the 2005 incentive plan may, in the discretion of the administrator, become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances. The administrator also will have the discretion to establish other change in control provisions with respect to awards granted under the 2005 incentive plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a change in control event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event. In the event of a dissolution of Hexion or certain reorganizations, mergers, combinations or similar events in which Hexion does not survive, any awards then-outstanding under the 2005 incentive plan automatically become vested or paid, as applicable, unless the administrator has expressly provided for the substitution, assumption, exchange or other continuation or settlement of such awards, or the award would otherwise continue in accordance with its terms.

Hexion’s board of directors may amend or terminate the 2005 incentive plan at any time, but no such action may affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Shareholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under the Internal Revenue Code to preserve the intended tax consequences of the plan. The 2005 incentive plan will terminate on the tenth anniversary of the implementation of the plan; however, the administrator will retain its authority until all outstanding awards are exercised or terminated. The plan will not be exclusive; Hexion’s board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

2005 Management Incentive Plan

Hexion maintains a 2005 management incentive plan (which we refer to as the management incentive plan). Under the management incentive plan, participants earn cash bonus compensation based upon the achievement of certain individual performance goals and Hexion’s achievement of certain financial measures. Each participant’s target award is based on a percentage of base salary. For our named executive officers and other senior managers, bonuses are paid under the plan only if at least 90% of the specified target level of EBITDA (as this term is defined in the management incentive plan) is achieved. If the individual performance goals are met and at least 90% of the EBITDA target is achieved, bonuses for these senior managers range from 66% of the target award up to a maximum of 200% of the target award based on the actual EBITDA level achieved.

Long-Term Value Creation Reward Program

On July 28, 2005, our compensation committee approved the Long-Term Value Creation Reward Program (which we refer to as the reward program) for certain executive officers and key managers. The reward program has two components—a cash bonus component and a stock appreciation right (SAR) component. Certain participants will only receive SARs. The cash bonus awards and the SARs will vest in one-third installments over a three-year period. An individual who is granted a cash-bonus award under the reward program will have a maximum aggregate bonus opportunity of 40% or 50% of the individual’s current annualized base salary rate. One hundred percent of the individual’s cash bonus opportunity will be paid if the individual remains continuously employed by us for the three-year vesting period. The SARs will be granted with a base price equal to the price of a share of our common stock in this offering. Individuals who are granted SARs will, at the end of the three-year vesting period, receive a cash payment for each vested SAR equal to the amount (if any) that the then current market price of our common stock (based on the average market price for the preceding ten trading days) exceeds the base price of the SAR. Subject to final approval of the terms of awards under the reward program by the committee, it is expected that any portion of the cash bonus opportunity and any SARs that have not vested as of the date an individual’s employment terminates for any reason (including the individual’s death or disability) will be cancelled. Any portion of the cash bonus opportunity and any SARs that have vested as of the date the individual’s employment terminates will be paid at the end of the three-year vesting period (although payment of vested awards may be made earlier in the case of an individual’s death to his or her estate), except that if the individual’s employment is terminated by us for cause (as defined in the reward program), the individual’s entire cash bonus opportunity and all of his or her SARs, whether or not vested, will be immediately cancelled, and no payment will be made.

Judy Sonnett is eligible to participate in the reward program. It is expected that Ms. Sonnett will be granted a cash bonus opportunity of $70,000 and an award of 5,600 SARs. None of our other named executive officers are eligible to participate in the reward program. In addition to the SARs granted to Ms. Sonnett, it is expected that approximately 13,939 SARs will be granted to executive officers who are not named executive officers and that approximately 116,159 SARs will be granted to non-executive employees. Each of the awards described in this paragraph will be effective only upon the consummation of this offering.

Hexion LLC 2004 Deferred Compensation Plan

In connection with the Borden Transaction, Hexion LLC adopted the 2004 deferred compensation plan, which we refer to as the deferred compensation plan, for the benefit of certain of our executives. As described above, these executives became entitled to payment of either a sale bonus or proceeds in respect of cancelled restricted stock pursuant to the Borden Transaction. Individual deferred compensation accounts were created for these executives under the deferred compensation plan, and a portion of these payments were credited to these accounts in the form of deferred shares of common stock. The deferred compensation plan was assumed by us in connection with the Combinations, and each deferred share represents the right to receive one share of Hexion common stock on the applicable payment date. At the discretion of the administrator of the plan, certain distributions of deferred shares may be made in cash. Participants do not have any voting rights with respect to their deferred shares held under the plan. The deferred compensation plan is an unfunded plan.

As of September 30, 2005, approximately 1.0 million deferred shares were outstanding under the deferred compensation plan, of which approximately 0.7 million deferred shares were vested and approximately 0.6 million deferred shares remained subject to forfeiture (as described below). As of September 30, 2005, the accounts of our named executive officers have been credited with the number of deferred shares of common stock as set forth opposite such executive’s name below.

Name	Deferred Shares of Common Stock
Craig O. Morrison	241,211
William H. Carter	192,969
Joseph P. Bevilaqua	80,404
Judith A. Sonnett	—
C. H. Morton	37,543

Under the deferred compensation plan, if Hexion pays a dividend or other distribution on its common stock, it will contemporaneously pay a cash bonus to each executive holding deferred shares. Such cash bonus amount with respect to any such dividend payment will be equal to the applicable per share dividend paid on the common stock multiplied by the number of deferred shares that such executive’s deferred compensation account is credited with as of the record date for such dividend payment (or the payment date if there is no record date). The number and kind of deferred shares subject to awards granted under the deferred compensation plan will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

The deferred compensation plan prohibits the assignment of the deferred shares except upon an executive’s death. For those executives who held units of restricted stock that were cancelled in connection with the Borden Transaction, the plan provides for the forfeiture of the executive’s deferred shares upon such executive’s termination for cause or voluntary resignation (other than for good reason) at any time prior to December 31, 2005.

Hexion LLC 2004 Stock Incentive Plan

In connection with the Borden Transaction, Hexion LLC adopted a stock incentive plan for the benefit of certain employees, which we refer to as the 2004 incentive plan. The 2004 incentive plan and outstanding awards thereunder were assumed by us in connection with the Combinations. The purpose of the 2004 incentive plan is to further our growth and success, to enable our employees, directors and consultants to acquire shares of our common stock, thereby increasing their personal interest in our growth and success, and to provide a means of rewarding outstanding performance by such persons. The 2004 incentive plan provides for the issuance of non-qualified stock options and rights to purchase shares of common stock. The 2004 incentive plan is administered by our compensation committee.

As of September 30, 2005, 2,519,978 shares were subject to awards granted under the plan (of which 2,435,554 shares were granted to employees). Awards granted under the 2004 incentive plan may be not assigned or transferred, except upon the participant’s death. The 2004 incentive plan will terminate ten years after its adoption and no awards may be granted under the plan thereafter. The number and kind of securities issuable under the 2004 incentive plan or subject to awards granted under the 2004 incentive plan, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

The employees participating in the 2004 incentive plan receive stock options under the 2004 stock incentive plan pursuant to individual stock option agreements, the terms and conditions of which will be substantially identical. Each agreement provides for the issuance of two tranches of options to purchase our common stock. The Tranche A Options will vest 20% on each of the first five anniversaries of the grant date or, to the extent not yet vested, on the first anniversary of the closing of a sale of Hexion. Following a sale of Hexion, upon exercise of each Tranche A Option, the optionee will receive the same consideration per share as is received by Apollo in connection with such sale. All of the Tranche B Options will vest in whole or in part upon the earlier to occur of the eighth anniversary of the grant date or the date occurring six months after the date on which a sale of Hexion has been completed in the event certain financial milestones are met. Following a sale of Hexion in which such financial milestones are met, upon exercise of each Tranche B Option, the optionee will receive the same consideration per share as is received by Apollo in connection with such sale. Of the awards outstanding under the 2004 incentive plan as of September 30, 2005, 1,222,469 shares were subject to Tranche A Options and 1,213,083 shares were subject to Tranche B Options. In the event that we, or our successor, terminate a participant’s employment without cause (or the participant resigns under certain circumstances) at any time within a specified period following the sale, the participant’s options under the 2004 incentive plan may become vested and exercisable as of the date of the termination. For purposes of the 2004 incentive plan, a “sale of Hexion” generally means a sale of Hexion to one or more independent third parties, pursuant to which such party or parties acquire capital stock possessing the voting power to elect a majority of our board of directors, or a sale of all or substantially all of our assets. Furthermore, upon a realization event, we may, but are not obligated to, purchase each outstanding vested 2004 incentive plan option for an amount equal to the amount per share received in respect of the shares sold in such transaction constituting the realization event less the exercise price of the option. For purposes of the 2004 incentive plan, a “realization event” generally means a sale of Hexion as described above or any transaction or series of related transactions in which Apollo sells at least 50% of its interest in Hexion. Options granted under the 2004 incentive plan generally have a term of ten years.

Other Assumed Plans

In addition to the deferred compensation plan and the 2004 incentive plan, we assumed the following plans and the outstanding awards thereunder in connection with the Combinations: the Resolution Performance 2000 Stock Option Plan (which we refer to as the Resolution Performance option plan), the Resolution Performance 2000 Non-Employee Directors Option Plan (which we refer to as the Resolution Performance director plan), the Resolution Performance Restricted Unit Plan (which we refer to as the Resolution Performance unit plan) and the Resolution Specialty 2004 Stock Option Plan (which we refer to as the Resolution Specialty plan).

The Resolution Performance option plan provides that non-qualified or incentive stock options may be granted under the plan. As of September 30, 2005, 549,091 shares were subject to awards granted under the Resolution Performance option plan. The Resolution Performance director plan provides for the grant of non-qualified stock options to non-employee directors of Resolution Performance Inc. As of September 30, 2005, 96,941 shares were subject to awards granted under the Resolution Performance director plan. The Resolution Specialty plan provides that only non-qualified stock options may be granted under the plan. As of September 30, 2005, 970,844 shares were subject to awards granted under the Resolution Specialty plan (of which 635,578 shares were granted to employees).

These plans are administered by our board of directors or its compensation committee. The number and kind of securities subject to options granted under these plans will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. No options granted under these plans may be assigned or transferred, except upon the participant’s death. Each of the plans will terminate on the tenth anniversary of its adoption. Options granted under any of these plans generally have an eight-year term. Each of the Resolution Specialty plan, the Resolution Performance option plan and the Resolution Performance director plan permits the committee to reduce the exercise price of outstanding stock options granted under that plan.

Mr. Schlanger is the sole participant in the Resolution Performance unit plan. As of September 30, 2005, Mr. Schlanger held 191,276 stock units under the Resolution Performance unit plan. These stock units will be distributed in an equivalent number of shares of Hexion common stock upon the earliest to occur of a termination of Mr. Schlanger’s employment, a change in control event or January 1, 2009. Mr. Schlanger’s rights under the Resolution Performance unit plan are fully vested and nonforfeitable. The Resolution Performance unit plan is administered by our board of directors or its compensation committee. The number and kind of securities will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. The stock units may not be assigned or transferred except in the event of Mr. Schlanger’s death.

Employment Arrangements

In connection with the Borden Transaction, Borden Chemical entered into employment agreements with Craig O. Morrison, Joseph P. Bevilaqua and William H. Carter. Under the terms of each of these employment agreements, the executive has agreed not to disclose any confidential information concerning our business. In addition, the executive has agreed not to solicit or hire any of our employees or solicit any of our customers, suppliers, licensees or other business relations until one year after he ceases to receive any payments under the agreement. Furthermore, the executive has agreed not to engage in any business competing with our business or products anywhere in the world where we are doing business until after he ceases to receive any payments pursuant to the agreement (or in certain circumstances, the first anniversary of such date).

Mr. Morrison’s employment agreement provides for an annual base salary of $661,500 and a target management incentive plan bonus of 100% of base salary. The agreement also provides for a perquisite payment in the amount of $40,000 annually, usual and customary health and pension benefits and a grant of 603,028 stock options at an exercise price of $6.22 per share. Mr. Morrison will be entitled to eighteen months’ severance based on his monthly base salary in the event of termination of employment by us for reasons other than for cause, death or disability or a resignation by Mr. Morrison for good reason.

Mr. Bevilaqua’s employment agreement provides for an annual base salary of $341,250 and a target management incentive plan bonus of 60% of base salary. The agreement also provides for a perquisite payment in the amount of $30,000 annually, usual and customary health and pension benefits and a grant of 201,009 stock options at an exercise price of $6.22 per share. Mr. Bevilaqua will be entitled to twelve months’ severance based on his monthly base salary in the event of termination of employment by us for reasons other than for cause, death or disability or a resignation by Mr. Bevilaqua for good reason.

Mr. Carter’s employment agreement provides for an annual base salary of $546,312 and a target management incentive plan bonus of 65% of base salary. The agreement also provides for a perquisite payment in the amount of $30,000 annually, usual and customary health and pension plan benefits and a grant of 482,422 stock options at an exercise price of $6.22 per share. Mr. Carter will be entitled to twenty-four months’ severance based on his monthly base salary in the event of termination of employment by us for reasons other than for cause, death or disability or a resignation by Mr. Carter for good reason.

We have an employment arrangement with Mr. Morton which entitles him to participate in our management perquisite program and management incentive plan and provides the usual and customary health, pension and other benefits. Mr. Morton is paid a base salary of $280,500 and participates in our management incentive plan with a target bonus of 50% of base salary. In addition, in connection with the Borden Transaction, Mr. Morton was granted the right to participate in the deferred compensation plan and 2004 incentive plan and is entitled to twelve months’ of base salary in the event of termination of employment without cause.

Ms. Sonnett entered into an arrangement with Borden Chemical in November 2004 to relinquish her role as Vice President – Human Resources in 2005 and become Vice President—People and Organization, working on a part-time basis. Ms. Sonnett is paid a base salary of $175,000 and participates in our management incentive plan with a target bonus of 30% of base salary. In addition, Ms. Sonnett will be provided with twelve months of severance pay if we terminate her employment without cause.

We have an employment arrangement with Ms. Coffin which entitles her to participate in our management perquisite program and management equity purchase program and provides that we will provide the usual and customary health, pension and other benefits and certain relocation benefits. Ms. Coffin is paid a base salary of $250,000 and participates in our management incentive plan with a target bonus of 50% of base salary.

In connection with the Combinations, we entered into employment agreements with Mr. Schlanger, Mr. Smith and Mr. Antonvich and a separate consulting agreement with Mr. Schlanger. We also assumed an employment agreement between Resolution Specialty and Mr. Nodland. Under the terms of each of these employment agreements and the consulting agreement, the executive has agreed not to disclose any confidential information concerning our business. In addition, pursuant to the terms of each of these employment agreements, the executive has agreed not to solicit or hire any of our employees (and, in the case of Mr. Antonvich, solicit any of our customers, suppliers, licensees or other business relations) until one year after he ceases to receive any payments under the agreement (or in certain circumstances, the first anniversary of such date). Under the terms of Mr. Schlanger’s consulting agreement, Mr. Schlanger has agreed not to solicit or hire any of our employees or solicit any of our customers until 24 months after termination of his consulting engagement. Furthermore, under the terms of each of these employment agreements, the executive has agreed not to engage in any business that is in competition with our business until after he ceases to receive any payments pursuant to the agreement (or in certain circumstances, the first anniversary of such date).

Mr. Schlanger’s employment agreement is effective from the closing of the Combinations through December 31, 2005 and provides for an annual base salary of $400,000 and a target bonus with respect to the 2005 fiscal year of 75% of base salary. The agreement also provides for Mr. Schlanger to be paid a quarterly bonus of $62,500 on each of July 1, 2005 and October 1, 2005 and to be provided with usual and customary health and pension benefits. Both the target bonus and the quarterly bonus are conditioned on Mr. Schlanger being employed by us on the applicable payment date. Mr. Schlanger will be entitled to twelve months’ severance based on his annual salary in the event of termination of employment by us before December 31, 2005 for reasons other than for cause, death or disability or in the event of a resignation by Mr. Schlanger for good reason.

We have also entered into a consulting agreement with Mr. Schlanger for the three-year period commencing January 1, 2006. The agreement provides for Mr. Schlanger (i) to be paid a monthly consulting fee of $12,500, (ii) to be paid or reimbursed for his costs to maintain health insurance coverage for himself and his dependents that is similar to the coverage we provided during his employment and (iii) to continue to be eligible to vest in options during the consulting period as he would have during his employment.

Mr. Smith’s employment agreement provides for an annual base salary of $400,000 and a target bonus of 50% of base salary. The agreement also provides that we will provide usual and customary health and pension benefits. Mr. Smith will be entitled to twelve months’ severance based on his annual salary in the event of termination of employment by us for reasons other than for cause, death or disability or in the event of a resignation by Mr. Smith for good reason.

Mr. Antonvich’s employment agreement provides for an annual base salary of $325,000 and an annual bonus opportunity (which for 2005 is set at a target bonus of 50% of base salary). The agreement also provides that we will provide usual and customary health and pension benefits and pay or reimburse Mr. Antonvich for temporary furnished housing in Columbus, Ohio and for certain travel benefits. Mr. Antonvich will be entitled to two years’ severance based on his annual salary and continued medical and dental coverage for himself and his family members in the event of termination of employment by us for reasons other than for cause, death or disability or in the event of a resignation by Mr. Antonvich for good reason.

Mr. Nodland’s employment agreement provides for an annual base salary of $300,000 and a target bonus of 50% of base salary. The agreement also provides that we will provide usual and customary health and pension benefits. Mr. Nodland will be entitled to severance (based on his highest base salary during the term of the agreement for the longer of 12 months following the date of termination or until December 14, 2006,) and continued medical coverage for himself and his family members in the event of termination of employment by us for reasons other than for cause or in the event of a resignation by Mr. Nodland for good reason.

We expect to enter into additional employment agreements with our executives from time to time.

Retirement Benefits

Our Employees Retirement Income Plan, or ERIP, for eligible employees was amended as of January 1, 1987 to provide benefit credits equal to 3% of earnings to the extent that such credit does not exceed the Social Security wage base for the year plus 6% of eligible earnings in excess of the wage base. Earnings include annual incentive awards paid currently, but exclude any long-term incentive awards. Benefits for service through December 31, 1986 are based on the plan formula then in effect and have been converted to opening balances under the plan. Both opening balances and benefit credits receive interest credits at one-year Treasury bill rates until the participant commences receiving benefit payments. For the year 2004, the interest rate as determined in accordance with the plan language was 1.35%. Benefits vest after completion of five years of employment for employees hired on or after July 1, 1990.

The pension benefit for certain employees represented by collective bargaining agreements is calculated using a formula based on the number of years of credited service multiplied by the fixed benefit multiplier amount established in the union contract. Some employees, such as employees of Resolution Specialty, Resolution Performance and employees outside the United States, are covered by other retirement plans.

The total projected annual benefits payable under the formulas of the ERIP at age 65 without regard to the limits on benefits imposed under Sections 415 and 401(a)(17) of the Internal Revenue Code and recognizing supplemental pensions, as described below, are as follows for the named executive officers as of 2004: Craig O. Morrison, $84,468; William H. Carter, $123,520; Joseph P. Bevilaqua, $42,017; Judith A. Sonnett, $36,292; and C. H. Morton, $23,527.

In addition to the ERIP, all eligible full-time employees are offered participation in the Retirement Savings Plan, which is a defined contribution plan. This plan allows pre-tax contributions from 1% to 15% of eligible earnings for highly compensated employees and 25% for all other employees. Employees are eligible to receive matching contributions from the Company ranging from 50% to 100% on contributions of up to 5% of eligible earnings. Employees who were hired prior to January 1, 1987 and have at least 120 months of service are eligible to receive company matching contributions on contributions of up to 7% of eligible earnings. Additional company contributions may be made if we achieve specified annual financial measures established at the beginning of the plan year.

The Executive Supplemental Pension Plan provides for supplemental pension benefits above the limits imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code and for pension benefits with respect to any deferred compensation not considered under the ERIP, in each case, using the same formula as the ERIP. The amounts of the projected annual benefits shown above for the named executive officers under the ERIP include these supplemental pension benefits. The supplemental plan also provides an opportunity for employees whose compensation exceeds the limit under Section 401(a)(17) of the Internal Revenue Code to voluntarily elect to defer compensation, and also provides other employees with an opportunity to elect a “make-up benefit” for the benefits limited under Section 415 of the Internal Revenue Code as it relates to defined contribution plans, in each case, using the same formula as the Retirement Savings Plan. The supplemental plan benefits are unfunded and paid from our general assets.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Hexion common stock, before and after the completion of the offering, giving effect to the Current Transactions, and shows the number of shares and percentage owned by:

•	each person known to beneficially own more than 5% of the common stock of Hexion before and after completion of this offering;

•	each of Hexion’s named executive officers;

•	each member of and nominee for the Board of Directors of Hexion;

•	each person or entity owning interests in Hexion LLC other than current or former employees; and

•	all of the executive officers and members of the Board of Directors of Hexion as a group.

Prior to this offering, Hexion LLC owned 100% of our outstanding common stock. Apollo, other investors and certain members of our management own their interests in our common stock set forth below through their ownership of Hexion LLC. Apollo has sole voting power and investment power with respect to the shares of the Company owned by Hexion LLC. Hexion LLC, the selling shareholder, will sell 8,444,444 shares in this offering. The column below titled “Shares to be Sold in this Offering” represents the ownership interest of the persons and entities owning interests in Hexion LLC in the shares being sold in this offering by Hexion LLC (not including shares to be sold upon the exercise of the overallotment option). Hexion LLC acquired its shares in the transactions described under “Prospectus Summary—The Prior and Current Transactions” and the Combinations. Additional information with respect to Hexion LLC and its material relationship with us is provided under the caption “Certain Relationships and Related Party Transactions.” Leon D. Black and John J. Hannan are the directors and executive officers of entities which have dispositive voting or investment control over the other entities or funds affiliated with Apollo that control Hexion LLC. Although Messrs. Black and Hannan may each be deemed a beneficial owner of shares of Hexion beneficially owned by Apollo, each such person disclaims beneficial ownership of such shares.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

	Number and Percent of Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Number and Percent of Shares Beneficially Owned After this Offering Assuming No Exercise of the Over-Allotment Option		Number and Percent of Shares Beneficially Owned After this Offering Assuming Full Exercise of the Over-Allotment Option
	Number	Percent	Number	Number	Percent	Number	Percent
Apollo Management, L.P.(1)	75,154,789	91.0%	7,929,801	67,244,987	71.4%	64,407,821	68.4%
JPMorgan Chase Bank as trustee for First Plaza Group Trust(2)	1,721,483	2.1%	181,639	1,539,844	1.6%	1,475,315	1.6%
Goldman, Sachs & Co.(3)	1,721,483	2.1%	181,639	1,539,844	1.6%	1,475,315	1.6%
Shell Oil Company(4)	1,434,569	1.7%	151,365	1,283,204	1.4%	1,229,429	1.3%
Robert Seminara(1)(5)	28,141	*	—	28,141	*	28,141	*
Scott Kleinman(1)(5)	86,748	*	—	86,748	*	86,748	*
Joshua Harris(1)(5)	86,748	*	—	86,748	*	86,748	*
Jordan Zaken(1)	—	*	—	—	*	—	*
Marvin O. Schlanger(6)	433,161	*	—	433,161	*	433,161	*
Craig O. Morrison(7)	60,303	*	—	60,303	*	60,303	*

	Number and Percent of Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Number and Percent of Shares Beneficially Owned After this Offering Assuming No Exercise of the Over-Allotment Option		Number and Percent of Shares Beneficially Owned After this Offering Assuming Full Exercise of the Over-Allotment Option
	Number	Percent	Number	Number	Percent	Number	Percent
William H. Carter(8)	48,242	*	—	48,242	*	48,242	*
Nigel D. T. Andrews	—	*	—	—	*	—	*
David C. House	—	*	—	—	*	—	*
Joseph P. Bevilaqua(9)	20,101	*	—	20,101	*	20,101	*
Judith A. Sonnett	—	*	—	—	*	—	*
C.H. Morton(10)	9,386	*	—	9,386	*	9,386	*
All Directors and Executive Officers as a group (19 persons)(11)	1,179,481	1.4%	—	1,179,481	1.3%	1,179,481	1.3%

*	less than 1%
(1)	Represents the ownership interest in the Company indirectly attributable to Apollo through Apollo’s ownership of Hexion LLC. The address of each of Apollo Investment Fund IV, L.P., Apollo Investment Fund V. L.P., and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(2)	Represents the ownership interest in the Company indirectly attributable to First Plaza Group Trust through First Plaza Group Trust’s ownership of Hexion LLC. First Plaza Group Trust is a New York trust containing assets of certain employee benefit plans of General Motors, its subsidiaries and unrelated employers. The principal address of First Plaza Group is 767 Fifth Avenue, New York, New York 10153.
(3)	Represents the ownership interest in the Company indirectly attributable to funds affiliated with Goldman, Sachs & Co. and its affiliates through their ownership of Hexion LLC. The principal address of Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004.
(4)	Represents the ownership interest in the Company indirectly attributable to Shell Oil Company through Shell Oil Company’s ownership of Hexion LLC. The address of Shell Oil Company is 910 Louisiana Street, One Shell Plaza, Houston Texas 77252.
(5)	Although each of Messrs. Harris, Kleinman and Seminara may be deemed a beneficial owner of shares of Hexion beneficially owned by Apollo due to his status as a partner or senior partner of Apollo, each such person disclaims beneficial ownership of any such shares. For Messrs. Harris and Kleinman, includes 86,748 shares of common stock issuable upon the exercise of options granted to each of Messrs. Harris and Kleinman that were vested as of the date hereof. For Mr. Seminara, includes 28,141 shares of common stock issuable upon the exercise of options granted to Mr. Seminara that were vested as of the date hereof. The address of Messrs. Harris, Kleinman and Seminara is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(6)	Does not include unvested options to purchase 179,149 shares of common stock issued to Mr. Schlanger and 191,276 restricted stock units issued to Mr. Schlanger. The unvested options are subject to time and performance vesting conditions. The restricted stock units represent a conditional right to receive 191,276 shares of common stock of Hexion upon the occurrence of certain events. The address of Mr. Schlanger is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(7)	Does not include 542,725 shares of common stock issuable upon the exercise of options granted to Mr. Morrison (such options are subject to time and performance vesting conditions) and 241,211 deferred common stock units credited to Mr. Morrison’s account. The address of Mr. Morrison is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(8)	Does not include 434,180 shares of common stock issuable upon the exercise of options granted to Mr. Carter (such options are subject to time and performance vesting conditions) and 192,969 deferred common stock units credited to Mr. Carter’s account. The address of Mr. Carter is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(9)	Does not include 180,908 shares of common stock issuable upon the exercise of options granted to Mr. Bevilaqua (such options are subject to time and performance vesting conditions) and 80,404 deferred common stock units credited to Mr. Bevilaqua’s account. The address of Mr. Bevilaqua is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(10)	Does not include 84,472 shares of common stock issuable upon the exercise of options granted to Mr. Morton (such options are subject to time and performance vesting conditions) and 37,543 deferred common stock units credited to Mr. Morton’s account. The address of Mr. Morton is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(11)	Includes 592,709 shares of common stock issuable upon the exercise of options granted to our directors and executive officers that were vested as of the date hereof. Does not include options to purchase 1,926,523 shares of common stock, 191,256 shares issued to Mr. Schlanger under the Resolution Performance unit plan and 552,127 deferred common stock units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Combinations

Transaction Agreement

As of April 22, 2005, Borden Chemical entered into a transaction agreement with affiliates of Resolution Performance and Resolution Specialty pursuant to which Borden Chemical agreed to combine with Resolution Performance and Resolution Specialty. Borden Chemical, Resolution Performance and Resolution Specialty are each controlled by Apollo. In connection with the consummation of the Combinations on May 31, 2005, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc.

Investor Rights Agreement

On May 31, 2005, we entered into an investor rights agreement with Hexion LLC, our parent, and certain other parties (the “Investor Rights Agreement”), which governs certain aspects of our relationship with our security holders and replaces the investor rights agreements between us, Resolution Performance and Resolution Specialty, respectively, and Apollo, described below. The Investor Rights Agreement, among other things, provides for the following:

•	restricts the ability of certain security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, our common stock or of all or part of the voting power associated with the common stock, including precluding employee-holders of common stock from selling any shares within 12 months of a qualified public offering;

•	allows us to repurchase all or any portion of our common stock held by our employees upon the termination of their employment with us or our affiliates;

•	contains a provision that any meeting of our shareholders and in any action by written consent of our shareholders, Hexion LLC will have the ability to vote the shares of our employee-holders of common stock; and

•	permits those holders of our common stock to include their shares in a registration statement filed by us with respect to an offering of common stock (i) in connection with the exercise of any demand rights by Hexion LLC or (ii) in connection with exercise of “piggyback” registration rights by Hexion LLC.

This “piggyback” right is subject to customary cutback provisions, and furthermore, those employee-holders of our common stock will be subject to customary lock-up provisions in connection with their participation in any such offering.

The Investor Rights Agreement prohibits those of our employees or the employees of our affiliates who are parties to the agreement from soliciting or hiring any of our other employees or soliciting any of our customers, suppliers, licensees or other business relations until one year after they cease to receive any payments from us or any of our affiliates. Furthermore, the Investor Rights Agreement prohibits those employees from competing with our business or products anywhere in the world where we are doing business until they cease to receive any payments from us or our affiliates (or, in certain cases, until the first anniversary of the date on which they cease to receive payments).

The Investor Rights Agreement terminates with respect to all rights or obligations related to our common stock upon the earliest to occur of our dissolution, the sale of all or substantially all of our assets to a person or group other than Apollo and its affiliates and the transfer to a person or group other than Apollo and its affiliates of a number of shares of common stock having the power to elect a majority of our board of directors.

Registration Rights Agreement

On May 31, 2005, we entered into a registration rights agreement with Hexion LLC pursuant to which Hexion LLC has certain demand registration rights with respect to our common stock. Under this agreement, we agreed to assume the fees and expenses associated with registration. The registration rights agreement also contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

Borden Chemical Amended and Restated Management Consulting Agreement

On May 31, 2005, we entered into an amended and restated management consulting agreement with Apollo (the “Amended Management Consulting Agreement”). The terms of the Amended Management Consulting Agreement are identical to those of the previous management consulting agreement between Borden Chemical and Apollo, described below, except that the Amended Management Consulting Agreement provides that upon termination of the Amended Management Consulting Agreement in connection with a sale of the company or an initial public offering, we will pay Apollo a lump-sum amount equal to the net present value of the remaining annual management fees owing and payable by us until the expiration of the Amended Management Consulting Agreement determined using an applicable discount rate. In connection with the consummation of the offerings, the Amended Management Consulting Agreement will terminate, and we will pay Apollo a lump-sum amount equal to $10 million. In addition, in connection with the consummation of the offerings, we will pay Apollo $10 million for its structuring and advisory services relating to the offerings.

Resolution Performance Management Services Termination Agreement

On May 31, 2005, Resolution Performance entered into a management services termination agreement with Apollo (the “Resolution Performance Management Termination Agreement”). The Resolution Performance Management Termination Agreement provided that immediately prior to the closing of the Combinations, Apollo and Resolution Performance would be released from any and all obligations and liabilities to provide management services and pay fees under the Resolution Performance management agreement, dated as of November 14, 2000, as amended, and the Resolution Performance management agreement would have no further force and effect. In consideration of the termination, Resolution Performance paid Apollo a termination fee of $4.4 million.

Resolution Specialty—Termination of Resolution Specialty Management Consulting Agreement

The Resolution Specialty Management Consulting Agreement (as described below) was terminated in connection with the Combinations. The amount required to terminate the Resolution Specialty Management Consulting Agreement was determined by discounting the remaining annual payments under the agreement from the date of termination until the expiration of the then-current term at an annual discount rate equal to the Resolution Specialty’s then-current rate of interest on its revolving credit facility. Resolution Specialty paid Apollo a fee equal to $6.75 million on May 31, 2005, representing the amount required to terminate the Resolution Specialty Management Agreement with Apollo.

The annual management fees payable to Apollo under each of the management consulting agreements were determined through arms’-length negotiations between each of the relevant companies and Apollo, and were based on the understanding of Apollo and each relevant company of the fair value for such services, based in part on market conditions and what similarly-situated companies have paid for similar services.

Certain Relationships and Related Party Transactions Prior to the Combinations

Investor Rights Agreement

On August 12, 2004, all employees who own deferred stock and stock options of BHI Acquisition Corp., our parent and the predecessor to Hexion LLC, entered into an investor rights agreement with Apollo and BHI

Acquisition Corp., which governs certain aspects of BHI Acquisition Corp.’s relationship with its security holders. The investor rights agreement, among other things, provides for the following:

•	allows security holders to join, and allows Apollo and its affiliates to require security holders to join, in any sale or transfer of shares of common stock to any third party prior to a qualified public offering of common stock, following which (when aggregated with all prior such sales or transfers) Apollo and its affiliates shall have disposed of at least 10% of the number of shares of common stock that Apollo and its affiliates owned as of the closing date of the Borden Transaction; provided that Apollo may dispose of up to 25% of such number of shares of common stock during the first twelve months after consummation of the Borden Acquisition without triggering these co-sale rights;

•	restricts the ability of security holders, other than Apollo and its affiliates, to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, common stock or of all or part of the voting power associated with common stock;

•	allows the Company and Apollo to repurchase all or any portion of the common stock held by employees of the Company upon the termination of their employment with the Company;

•	allows an employee of the Company to force the Company to acquire all (but not less than all) of the shares of common stock held by the employee upon the termination of their employment with the Company for certain specified reasons; and

•	contains a provision that at any meeting of the BHI Acquisition Corp. stockholders and in any action by written consent of BHI Acquisition Corp.’s stockholders, Apollo will have the ability to vote the shares of common stock.

The investor rights agreement prohibits Borden Chemical’s employees who are parties to the agreement from soliciting or hiring any of its employees or soliciting any of its customers, suppliers, licensees or other business relations until one year after they cease to receive any payments from Borden Chemical or its affiliates. Furthermore, the investor rights agreement prohibits Borden Chemical’s employees from competing with its business or products anywhere in the world where Borden Chemical is doing business until they cease to receive any payments from Borden Chemical or its affiliates (or, in certain cases, until the first anniversary of the date on which they cease to receive payments).

This investor rights agreement has been amended and restated by the investor rights agreement described under “—Combinations.”

Registration Rights Agreement

On August 12, 2004, Apollo and its affiliates entered into a registration rights agreement with BHI Acquisition Corp. pursuant to which Apollo and its affiliates have certain demand and Apollo, its affiliates and all employees who receive deferred stock and stock options will have certain incidental registration rights with respect to BHI Acquisition Corp.’s common stock. Under this agreement, BHI Acquisition Corp. agreed to assume the fees and expenses associated with registration. The registration rights agreement also contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

This registration rights agreement allows employees holding common stock to include their shares in a registration statement filed by the Company with respect to an offering of common stock (i) in connection with the exercise of any demand rights by Apollo and its affiliates, or (ii) in connection with which Apollo and its affiliates exercise “piggyback” registration rights.

This registration rights agreement has been amended and restated by the registration rights agreement described under “—Combinations.”

Transaction Fee and Management Consulting Agreements

On August, 12, 2004, in connection with the Borden Transaction, Borden Chemical entered into a transaction fee agreement with Apollo and its affiliates for the provision of certain structuring and advisory services. Upon closing of the Borden Transaction, Borden Chemical paid $10 million of aggregate transaction and advisory fees under this agreement, and reimbursed expenses of $0.8 million. In addition, Borden Chemical and Apollo entered into a management consulting agreement. The management consulting agreement allows Apollo and its affiliates to provide certain advisory services to Borden Chemical for a seven year period, with an automatic extension of the term for a one year period beginning on the fourth anniversary of the commencement of the agreement and at the end of each year thereafter, unless notice to the contrary is given by either party. The agreement, as later supplemented and amended, provides for an annual fee equal to the greater of $3 million and 2% of Adjusted EBITDA, as defined in the indentures governing Borden Chemical’s notes. In addition, Borden Chemical is also required to pay Apollo a transaction fee if Borden Chemical engages in any merger, acquisition or similar transaction unless Borden Chemical and Apollo are unable to mutually agree upon the terms of Apollo’s engagement, in which case, Borden Chemical will be able to retain another special advisor. In the fourth quarter of 2004, Borden Chemical paid $975,000 of fees pursuant to the management consulting agreement. Borden Chemical paid Apollo annual fees of $2.5 million in the first quarter of 2005 pursuant to the agreement. Upon closing of the Bakelite Transaction in the second quarter of 2005, Borden Chemical paid a transaction fee equal to $3.7 million pursuant to the management consulting agreement. Under the management consulting agreement, Borden Chemical has also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under this agreement.

The management consulting agreement has been amended and restated by the Amended Management Consulting Agreement described under “—Combinations.”

Certain Relationships and Related Party Transactions Prior to the Borden Transaction

Financing and Investing Arrangements

Borden Chemical had a borrowing arrangement with BW Holdings, LLC (“BWHLLC”), a former affiliate, evidenced by a demand promissory note bearing interest at a variable rate, which terminated upon the completion of the Borden Acquisition. Interest expense under the BWHLLC arrangement totaled $138,000 for the period prior to the Borden Transaction.

In 2003, Borden Chemical, along with its subsidiary HAI, had similar arrangements with Borden Foods Holdings Corporation (“Foods”), a former affiliate, evidenced by demand promissory notes bearing interest at variable rates. The loans were reported as loans payable to affiliates on the Condensed Consolidated Balance Sheets and totaled approximately $18 million at December 31, 2003. Of the total loans outstanding, HAI owed $6 million at December 31, 2003. Interest rates on these loans ranged from 1.0% to 4.75%. In early 2004, Borden Chemical entered into the arrangement with BWHLLC described above and terminated its affiliated borrowing relationship with Foods. In early 2004, HAI obtained a $20 million credit facility with an external bank and terminated its affiliated borrowing relationship with Foods. Interest expense under the Foods arrangement totaled $0.5 million for the period of 2004 prior to the termination of this arrangement.

In addition, Borden Chemical held a note receivable in an aggregate principal amount of approximately $405 million and accrued interest of $156 million as of December 31, 2004 from BHI Acquisition Corp., which has been accounted for as a reduction of equity. Borden Chemical accrued interest quarterly on the note receivable in paid-in capital. Historically, Borden Holdings, Inc. funded the interest due on the note through common stock dividends that Borden Holdings, Inc. paid to them, however, Borden Holdings, Inc. had neither received quarterly interest nor declared an associated dividend since October 15, 2001. In connection with the Combinations, the note (including accrued interest of $176 to the date of the Combinations) was reclassified to paid-in capital.

Borden Chemical also had net affiliate interest income relating to other affiliates of $0.5 million for the year ended December 31, 2001.

Administrative Service, Management, Consulting Arrangements

Commencing in 2003, Borden Chemical assumed certain management, consulting and board services previously provided to it by Borden Capital, Inc., or Capital, as described below, while other such services were assumed by KKR. During the year ended December 31, 2003, Borden Chemical recorded $3 million for the fixed fee due to KKR under this arrangement. During 2002, Capital provided to Borden Chemical management, consulting and board services, and Borden Chemical provided certain administrative services to Capital. Capital charged Borden Chemical an annual fee of $9 million, payable quarterly in arrears, which represented the net amount of the cost of Capital’s services less Borden Chemical’s fee for providing administrative services to Capital. During 2002, Borden Holdings, Inc. made a decision to cease the operations of Capital by the end of the first quarter of 2003. Borden Chemical’s services arrangements with KKR were terminated in connection with the consummation of the Borden Acquisition.

Borden Chemical has provided certain administrative services to BW Holdings, LLC and other affiliates under service agreements, which commenced on January 1, 2003 and were renewable annually. During the year ended December 31, 2003, Borden Chemical charged BW Holdings, LLC $0.5 million for such services based on actual costs and time incurred. Borden Holdings, Inc.’s services arrangements with BW Holdings, LLC and such other affiliates were terminated in connection with the consummation of the Borden Acquisition.

Borden Chemical provided administrative services to Foods under an annual service agreement. Fees received for these services were based on actual costs and time incurred and totaled $0.05 million for the year ended December 31, 2003. In addition, Borden Chemical paid certain costs on behalf of Foods and was reimbursed by Foods for 100% of these costs.

With respect to the above-described agreements, the fees charged were determined based upon factors including the nature of the services provided, total compensation and benefits of the employees involved in providing the services, the estimated percentage of time required to perform the services, the knowledge, expertise, experience and availability of the employees and the value of the services performed to the parties involved.

The agreement with Foods terminates upon the liquidation of all the Foods companies.

Other Transactions and Arrangements

Capital contributions to Borden Chemical from Borden Holdings, Inc. and Foods totaled $26 million for the year ended December 31, 2003.

In 2001, Borden Chemical merged its foundry resins and coatings businesses with similar businesses of Delta to form HAI, in which, at the time of its formation, Borden Chemical has a 75% economic interest. The Limited Liability Agreement of HAI provides Delta the right to purchase between 3% and 5% of additional economic interest in HAI each year beginning in 2004. Pursuant to this provision, in 2004, Delta purchased an additional 5% interest, and another 5% in March 2005, thereby reducing Borden Chemical’s economic interest to 70% and 65% at December 31, 2004 and September 30, 2005, respectively. Delta’s purchase price of the interest was based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement. Delta is limited to acquiring a maximum of 15% of additional interest in HAI under this arrangement.

In the first quarter of 2005, the Company received a payment of $7.5 million on behalf of BHI Acquisition from KKR for adjustments made to the purchase price of the Company in the Apollo Transaction.

From time to time, Borden Chemical sold finished goods to certain Apollo affiliates. These sales totaled $3 million (of which $2 million were sales to Resolution Performance) from the date of the Borden Transaction through December 31, 2004. Accounts receivable from these affiliates totaled $2.3 million at December 31, 2004, of which $1.8 million was receivable from Resolution Performance. The foregoing transactions were on terms that were at least as favorable as the terms Borden Chemical could have obtained from an unaffiliated third party at the time of such transactions.

Resolution Performance Products LLC

Agreements in Connection with the Resolution Performance Transaction

Apollo Management Agreement

On November 14, 2000, Resolution Performance entered into a management consulting agreement with Apollo Management IV, L.P. Under the terms of the management consulting agreement, Resolution Performance retained Apollo Management to provide management consulting and financial advisory services to Resolution Performance and pay Apollo Management an annual management fee of $1 million for providing those services. In particular, Apollo Management will provide at Resolution Performance’s request consulting and advisory services relating to proposed financial transactions, acquisitions and other senior management matters relating to Resolution Performance’s business. In addition, as consideration for arranging the recapitalization and the related financing thereof, Resolution Performance paid Apollo Management a fee of $5 million on November 14, 2000.

Resolution Performance was also required to pay Apollo Management a transaction fee if Resolution Performance engaged in any merger, acquisition or similar transaction unless Resolution Performance and Apollo Management were unable to mutually agree upon the terms of Apollo Management’s engagement, in which case Resolution Performance would have been able to retain another special advisor. Since Apollo Management beneficially owned approximately 91% of Resolution Performance and a majority of the members of Resolution Performance’s Board of Managers were affiliated with Apollo, it had the power, through its representatives and equity ownership, to approve on Resolution Performance’s behalf and set the terms of Apollo Management’s engagement, even if the independent members of the Board of Managers were opposed. However, the members of the Board of Managers of Resolution Performance who are affiliated with Apollo Management are aware that they have fiduciary obligations to Resolution Performance, not Apollo, and Resolution Performance expects that each member of its Board of Managers will comply with his fiduciary duties under Delaware law. The management consulting agreement has an initial ten-year term and, commencing on November 14, 2005 and at the end of each year thereafter, will automatically extend for an additional year unless notice to the contrary is given by either party at least thirty, but no more than sixty, days prior to the end of any such year commencing on November 14, 2005.

On March 15, 2002, the terms of the management consulting agreement were amended to reduce the annual management fee payable to Apollo from $1 million to $0.75 million. In addition, Resolution Performance agreed to pay Apollo Management an advisory fee of approximately $1 million (i) immediately prior to a sale of Resolution Performance Products Inc., or Resolution Performance Inc., for cash, (ii) when Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., or any investment fund managed by Apollo Management or any of its affiliates sells at least 50% of the shares of common stock of Resolution Performance Inc. that they acquired and at least 50% in the aggregate of their investment in securities of Resolution Performance Inc. made on or after November 14, 2000 or (iii) at such time as Apollo Management and its affiliates cease to own in the aggregate at least 50% of the outstanding shares of common stock of Resolution Performance Inc. on a fully diluted basis.

Effective January 1, 2003, the terms of the management consulting agreement were amended to waive payment of the annual management fee to Apollo during 2003 only; provided, that if, during any twelve month period ending on the last day of any fiscal quarter during 2003 or 2004, Resolution Performance and its subsidiaries’ consolidated adjusted earnings before interest, taxes, depreciation and amortization (as determined in accordance with Resolution Performance’s historical practices) was $116 million or more, Resolution Performance shall pay to Apollo (i) the quarterly installments of the annual management fee for the remainder of 2003 and thereafter and (ii) 125% of the amount of the quarterly installments of the annual management fee which were waived during 2003. It is expected that the management consulting agreement will be amended to extend the period for achieving such from December 31, 2004 to December 31, 2005, to the extent permitted by the Resolution Performance credit agreement and indentures.

This agreement was terminated in connection with the Combinations. See “—Combinations.”

Shareholders’ Agreement

On November 14, 2000, Resolution Performance, entered into a shareholders’ agreement with RPP Holdings LLC, an affiliate of Apollo, and Shell which governed certain aspects of the relationship among Resolution Performance, RPP Holdings and Shell. The shareholders’ agreement contained, among other matters:

•	restrictions on the transfer of shares of common stock by Shell;

•	preemptive rights granted to Shell to purchase equity securities issued by Resolution Performance to RPP Holdings or its affiliates in the amounts required to maintain Shell’s percentage ownership;

•	agreement by Shell to consent to the sale of more than 50% of the equity securities of Resolution Performance or substantially all of its assets to a third party if such sale is approved by the Board of Directors of Resolution Performance, and to sell its shares of common stock if so required;

•	rights of Shell to participate in certain transfers of common stock by RPP Holdings other than to an affiliate;

•	rights of Shell to receive financial information; and

•	prohibitions on transactions between Resolution Performance and its affiliates, subject to certain exceptions.

The shareholders’ agreement terminates upon the earlier of a sale of Resolution Performance and the consummation of a public equity offering that raises net proceeds of at least $100 million.

Investor Rights Agreement

On November 14, 2000, Resolution Performance entered into an investor rights agreement with RPP Holdings and members of management who own stock, options and/or junior subordinated notes of Resolution Performance which governs certain aspects of the relationship among Resolution Performance, RPP Holdings and the management holders. The investor rights agreement contains, among other matters:

•	restrictions on the transfer of shares of common stock, options and junior subordinated notes by the management holders;

•	rights of Resolution Performance and RPP Holdings to purchase common stock and junior subordinated notes in the event of certain permitted transfers by the management holders;

•	agreement by the management holders to consent to the sale of more than 50% of the equity securities of Resolution Performance or substantially all of its assets to a third party and to sell their shares of common stock if so required;

•	rights of the management holders to participate in certain transfers of common stock and junior subordinated notes by RPP Holdings other than to an affiliate;

•	repurchase rights of Resolution Performance and RPP Holdings in the event of termination of employment of the management holders; and

•	restrictions on sales of common stock and junior subordinated notes by the management holders in the event of an initial public offering.

The investor rights agreement terminates upon the earlier of a sale of Resolution Performance or approval by holders holding a majority of the common stock of Resolution Performance and the vote of the common stock of Resolution Performance owned by RPP Holdings.

This agreement was amended and restated by the Investor Rights Agreement described under “—Combinations.”

Shell Registration Rights Agreement

On November 14, 2000, Resolution Performance entered into a registration rights agreement with Shell pursuant to which Shell had incidental registration rights to include its Resolution Performance common stock in the same or concurrent registration statement filed by Resolution Performance for the registration of Resolution Performance common stock under the Securities Act. Resolution Performance would have bore all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement also contained customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights.

This agreement was terminated in connection with the Combinations.

Resolution Performance Holdings Registration Rights Agreement

On November 14, 2000, Resolution Performance entered into a registration rights agreement with RPP Holdings pursuant to which RPP Holdings had demand and incidental registration rights. As a result, at RPP Holdings’ request, Resolution Performance was obliged to prepare and file a registration statement covering the securities so requested to be registered by RPP Holdings. In addition, should Resolution Performance propose to register any of its common stock for sale to the public, RPP Holdings had the right to include its Resolution Performance common stock in the same or concurrent registration statement filed by Resolution Performance for the registration of Resolution Performance common stock under the Securities Act. Resolution Performance would have bore all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement also contained customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights.

This agreement has been amended and restated by the Investor Rights Agreement described under “—Combinations” and is no longer in effect.

Management Promissory Notes and Other Indebtedness

From June to September 2001, Resolution Performance made loans to new employees to finance in part their purchase of Resolution Performance Inc.’s common stock and Resolution Performance Inc. junior subordinated notes, including:

Mark Antonvich—$100,000 loaned to finance in part his purchase of 600 shares of Resolution Performance stock and $140,000 principal amount of Resolution Performance junior subordinated notes; and

Jeffrey M. Nodland—$250,000 loaned to finance in part his purchase of 545.4545 shares of Resolution Performance stock and $350,000 principal amount of Resolution Performance junior subordinated notes.

As of May 31, 2005, the principal amount and accrued interest on the loan to Mr. Antonvich was $36,118 and the principal amount and accrued interest on the loan to Mr. Nodland was $147,715. Interest payable on each promissory note accrues at an annual rate of 10.75%.

Other Payments or Dividends to Affiliates

Resolution Performance paid approximately $5 million and $4 million related to certain freight costs to Quality Distribution, an affiliate of Apollo, for the year ended December 31, 2003 and 2002, respectively. Resolution Performance believes the amounts paid to Quality Distribution were fair and at arm’s length terms.

During 2003, Resolution Performance paid approximately $4 million to Shell on behalf of Resolution Performance, of which $2 million was previously accrued, for certain pension costs in accordance the Master

Sales Agreement and related ancillary agreements. During 2001, Resolution Performance paid $0.6 million for legal and external audit services rendered in the ordinary course of business on behalf of Resolution Performance for legal and external audit services rendered in the ordinary course of business.

During 2003 and 2002, Resolution Performance made payments to Cherry Hill Chemical Investments LLC, an affiliate of Mr. Schlanger, in the amount of $0.1 million each year for administrative support and office space used by Mr. Schlanger and other employees of Resolution Performance. The foregoing transactions were on terms at least as favorable as the terms Resolution Performance could have obtained from an unaffiliated third party at the times of such transactions.

Ongoing Relationship with Shell

In connection with the recapitalization, Resolution Performance, and Shell or their respective affiliates entered into several additional agreements providing for the continuation or transfer and transition of certain aspects of Resolution Performance’s business operations. These agreements were the result of arm’s-length negotiations in connection with the recapitalization, and Resolution Performance believes they are on terms at least as favorable to Resolution Performance as those it could have obtained from unaffiliated third parties at that time. As several of Resolution Performance’s operations are located within or adjacent to sites occupied by Shell’s refinery business and its chemical business many of the agreements provide for Resolution Performance and Shell to supply to each other certain site services, utilities, materials and facilities, or “SUMF” items. The other agreements include ground leases, human resources agreements, environmental indemnity agreements, and intellectual property transfer and license agreements. The terms of these agreements vary widely. For example, certain SUMF items are provided to us by Shell pursuant to SUMF agreements, which have terms ranging from less than five years, for items which we believe we can easily obtain from other third-parties, to twenty years with renewal terms, for items such as the provision of utilities. Similarly, the initial term of our supply agreements with Shell vary from three to ten years. As our supply agreements with Shell expire upon completion of their terms or otherwise, we are uncertain as to the terms upon which we may renew these supply agreements either with Shell or a third party and therefore the duration and level of payments that will be made to Shell pursuant to the supply agreements in the future are not determinable at this time.

For the year ended December 31, 2004, 2003 and 2002 Resolution Performance paid Shell approximately $325 million, $289 million and $327 million, respectively, under the various agreements described above, net of payments made by Shell to us.

Resolution Specialty

Agreements in Connection with Resolution Specialty Transaction

Participation Agreement

All employees and directors that own common stock of Resolution Specialty executed a Participation Agreement with Resolution Specialty Materials Holdings LLC, or Resolution Specialty Holdings, an affiliate of Apollo, pursuant to which they purchased common stock of Resolution Specialty (the “Participation Agreement”).

Investor Rights Agreement

Resolution Specialty entered into an investor rights agreement with Resolution Specialty Holdings, and each of the officers and employees of Resolution Specialty and members of management who own common stock or options of Resolution Specialty, which governs certain aspects of the relationship among Resolution Specialty, Resolution Specialty Holdings and the management holders (the “Investor Rights Agreement”). The Investor Rights Agreement contains, among other matters:

•	restrictions on the transfer of shares of common stock and options by the management holders;

•	rights of Resolution Specialty and Resolution Specialty Holdings to purchase common stock in the event of certain permitted transfers by the management holders;

•	agreement by the management holders to consent to the sale of more than 50% of the equity securities of Resolution Specialty or substantially all of its assets to a third party and to sell their shares of common stock if so required;

•	rights of the management holders to participate in certain transfers of common stock by Resolution Specialty Holdings other than to an affiliate;

•	repurchase rights of Resolution Specialty and Resolution Specialty Holdings in the event of termination of employment of the management holders; and

•	restrictions on sales of common stock by the management holders in the event of an initial public offering.

This agreement has been amended and restated by the Investor Rights Agreement described under “—Combinations” and is no longer in effect.

Registration Rights Agreement

Resolution Specialty entered into a registration rights agreement with Resolution Specialty Holdings pursuant to which Resolution Specialty Holdings has demand and incidental registration rights. As a result, at Resolution Specialty Holdings’ request, Resolution Specialty will be obliged to prepare and file a registration statement covering the securities so requested to be registered by Resolution Specialty Holdings. In addition, should Resolution Specialty propose to register any of its common stock for sale to the public, Resolution Specialty Holdings will have the right to include its common stock in the same or concurrent registration statement filed by Resolution Specialty for the registration of the common stock under the Securities Act. Resolution Specialty will bear all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement also contains customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights.

This agreement was terminated in connection with the Combinations. See “—Combinations.”

Apollo Management Agreement

As of April 1, 2005, Resolution Specialty entered into a management consulting agreement with Apollo (the “Resolution Specialty Management Consulting Agreement”). The Resolution Specialty Management Consulting Agreement provides that Apollo and its affiliate will provide certain advisory services to Resolution Specialty for a ten year period, with an automatic extension of the term for a one year period beginning on the fourth anniversary of the commencement of the agreement and at the end of each year thereafter, unless notice to the contrary is given, provided, however, that the agreement shall automatically terminate upon the sale of the company or an initial public offering of Resolution Specialty’s equity securities meeting certain criteria. Upon termination of the Resolution Specialty Management Consulting Agreement in connection with a sale of the company or an initial public offering, Resolution Specialty shall pay Apollo a lump-sum amount equal to the net present value of the remaining annual management fees owing and payable by Resolution Specialty until the expiration of the Resolution Specialty Management Consulting Agreement determined using an applicable discount rate. The Resolution Specialty Management Consulting Agreement provides a quarterly fee to Apollo equal to $250,000. In addition, Resolution Specialty is also required to pay Apollo a transaction fee if Resolution Specialty engages in any merger (other than the Combinations), acquisition or similar transaction unless Resolution Specialty and Apollo are unable to mutually agree upon the terms of Apollo’s engagement, in which case, Resolution Specialty will be able to retain another special advisor. Under the Resolution Specialty Management Consulting Agreement, Resolution Specialty has also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under this agreement.

This agreement was terminated in connection with the Combinations. See “—Combinations.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

In connection with the Combinations, Hexion assumed all the outstanding indebtedness of Resolution Performance as described below. To the extent such indebtedness is secured, the assets of Hexion and its subsidiaries secure such indebtedness as described below. After giving effect to the Combinations, Hexion has the following secured indebtedness outstanding:

•	the new senior secured credit facilities;

•	the 8% Senior Secured Notes;

•	the 9 1/2% Senior Second Secured Notes; and

•	the Original Floating Rate Notes, the New Floating Rates Notes and the Fixed Rate Notes, collectively the “Second-Priority Senior Secured Notes.”

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral subject to exceptions for foreign collateral pledged in favor of lenders under the senior secured credit facilities. In addition, HA-International, LLC and non-U.S. subsidiaries in countries including Australia, Brazil, Italy, Finland and Korea have various secured credit facilities and other arrangements with lenders.

First-Priority Lien Obligations

Senior Secured Credit Facilities

In connection with the Combinations, we entered into new senior secured credit facilities upon the terms described below. Bakelite will enter into the credit agreement governing our new senior credit facilities upon approval of such facilities by its supervisory board. At the closing of the Combinations, we repaid all amounts outstanding under the Borden Chemical Credit Agreement, Resolution Performance Credit Agreement and Resolution Specialty Credit Agreement and terminated the Borden Chemical Credit Agreement, Resolution Performance Credit Agreement and Resolution Specialty Credit Agreement. After giving effect to the closing of the Combinations, the new senior secured credit facilities and the international credit facilities described below are our only outstanding credit facilities.

General

In connection with the Combinations, we, Hexion LLC, Borden Canada, Borden Chemical UK Limited, Borden Chemical GB Limited and Resolution Europe B.V. entered into $775 million new senior secured credit facilities with J.P. Morgan Securities Inc., Credit Suisse and Citigroup Global Markets Inc. as joint bookrunners and joint lead arrangers, JPMorgan Chase Bank, N.A. (“JPMCB”), as administrative agent and collateral agent, Citicorp North America, Inc., as syndication agent, and Credit Suisse, as documentation agent, and other lenders. The key terms of our new senior secured credit facilities are described below.

Our new senior secured credit facilities provide for a six-year, subject to adjustment as described below, $225 million revolving credit facility, which includes:

•	revolving credit subfacilities for Borden Canada, as the Canadian subsidiary borrower, Borden Chemical UK Limited and Borden Chemical GB Limited, as the U.K. subsidiary borrowers, Resolution Europe B.V., as the Dutch subsidiary borrower, and, upon Bakelite’s entry into the credit agreement, Bakelite, as the German subsidiary borrower;

•	a letter of credit subfacility of at least $100 million to be made available for our account and the accounts of our Canadian, U.K., Dutch and, upon Bakelite’s entry into the credit agreement, German, subsidiary borrowers; and

•	a $30 million swingline loan subfacility to be made available for our account and the accounts of the U.K., Dutch and German, subsidiary borrowers.

We, and our Canadian, U.K. and Dutch subsidiary borrowers used our revolving credit facility to finance a portion of the transactions contemplated by the Combinations, including, without limitation, the dividends and repayment of indebtedness contemplated thereby, and we will use our revolving credit facility for, among other things, our and our respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

Our new senior secured credit facilities also provide for a seven-year, subject to adjustment as described below, $500 million term loan facility. We used our term loan facility to finance a portion of the transactions contemplated by the Combinations, including, without limitation, the dividends and repayment of indebtedness in connection therewith. An aggregate principal amount of $290 million of the term loan facility was made available to the Dutch subsidiary borrower, $100 million of which was used to repay our bridge loan facility.

Our new senior secured credit facilities also provide for a seven-year, subject to adjustment as described below, $50 million synthetic letter of credit facility under which $50 million has been deposited by lenders with JPMorgan Chase Bank, N.A. to be used to fund any drawn letters of credit under the facility. This facility is available for letters of credit for our account.

Our senior secured credit facilities are subject to early maturity on any date that greater than $200 million in the aggregate principal amount of certain of our and our subsidiaries’ indebtedness will mature within 91 days of such date.

Our new senior secured credit facilities also permit us to obtain up to an additional $200 million of credit facilities (the “additional credit facilities”) from lenders reasonably satisfactory to the administrative agent and us, without the consent of the existing lenders under our new senior secured credit facilities.

Scheduled Amortization Payments and Mandatory Prepayments

Our term loan facility and our synthetic letter of credit facility, under the new senior secured credit facilities, provide for quarterly and annual amortization payments, respectively, in each case totaling 1% per annum, with the balance payable upon the final maturity date.

In addition, our new senior secured credit facilities require us to prepay outstanding term loans, with:

•	100% of the net cash proceeds of asset sales and dispositions in excess of $5 million per asset sale or disposition, excluding all such asset sales or dispositions in any fiscal year until the net cash proceeds exceed $10 million for all such asset sales or dispositions;

•	if our senior secured bank leverage ratio is greater than 1.5:1.0 and our consolidated leverage ratio is greater than 3.5:1.0, 50% of our excess cash flow, beginning with the first full fiscal year after May 31, 2005;

•	if our senior secured bank leverage ratio is greater than 1.5:1.0, 100% of the net cash proceeds received from issuances of debt after May 31, 2005, subject to exclusions with respect to debt that we and our subsidiaries may incur under the negative covenants.

Voluntary Prepayments and Reduction and Termination of Commitments

We may voluntarily prepay loans and permanently reduce the loan commitments or return synthetic letter of credit deposits under our new senior secured credit facilities at any time without premium or penalty, subject to the payment of customary LIBOR or EURO LIBOR breakage costs, if any. The revolving loan commitment and the synthetic letter of credit facility commitment may not be reduced to less than the outstanding balance of loans (in the case of the revolving loan commitment) and letter of credit obligations under such commitment on the date of such reduction. In addition, we may terminate our new senior secured credit facilities without paying a premium or penalty upon prior written notice, and, in some cases, we may revoke such notice. Upon termination, we will be required to repay all obligations outstanding under our new senior secured credit facilities and to satisfy all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates with respect to loans to Hexion under our new senior secured credit facilities are based on, at our option, (a) adjusted LIBOR plus 2.50% or (b) the higher of (i) JPMCB’s prime rate and (ii) the Federal Funds Rate plus 0.5%, in each case plus 1.00%.

The interest rates with respect to loans to the Canadian subsidiary borrower under our new senior secured credit facilities are based on (a) for loans made in dollars, at our option, (1) adjusted LIBOR plus 2.50% or (2) the higher of (i) JPMCB’s reference rate for U.S. dollar-denominated loans made in Canada and (ii) the Federal Funds Rate plus 0.5%, in each case plus 1.00% or (b) for loans made in Canadian Dollars, at our option, (1) a Canadian Bankers’ Acceptances rate (depending on the lender, either the average bankers’ acceptance rate quoted on the Reuters CDOR page or the lesser of such average plus 0.10% and the average bankers’ acceptance rate quoted to JPMCB by certain reference banks) plus 2.50% or (2) the higher of (i) JPMCB’s Toronto Branch’s prime rate and (ii) the average bankers’ acceptance rate quoted on the Reuters CDOR page plus  1/2 of 1%, in each case plus 1.00%.

The interest rates with respect to loans to the U.K. subsidiary borrowers under our new senior secured credit facilities are based on (a) for loans made in dollars, at our option, adjusted LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans plus 1.00%, (b) for loans made in Sterling, at our option, adjusted LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans plus 1.00% or (c) for loans made in euros, at our option, EURO LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans plus 1.00%.

The interest rates with respect to loans to the Dutch and German subsidiary borrowers under our new senior secured credit facilities are based on, at our option, EURO LIBOR plus 2.50% or the rate quoted by JPMCB as its base rate for such loans, plus 1.00%.

These applicable margins are, with respect to loans under our revolving credit facility, subject to prospective reduction on a quarterly basis if we reduce our consolidated leverage ratio. Following and during the continuance of an event of default, overdue amounts owing under our new senior secured credit facilities will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

We will have the option of requesting that loans be made as LIBOR or EURO LIBOR loans, converting any part of outstanding base rate loans (other than swingline loans) to LIBOR or EURO LIBOR loans and converting any outstanding LIBOR or EURO LIBOR loan to a base rate loan, subject to the payment of LIBOR or EURO LIBOR breakage costs. With respect to LIBOR or EURO LIBOR loans, interest is payable in arrears at the end of each applicable interest period, but in any event at least every 3 months. With respect to base rate loans, interest is payable on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year (or 365 or 366 days, as the case may be, in the case of loans based on the agent’s prime or base rate, loans denominated in U.K. sterling and loans based on the Canadian banker’s acceptance rate) and actual days elapsed.

Guarantees and Collateral

Our obligations under our new senior secured credit facilities and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof and under cash management lines of credit with a lender, any affiliate thereof or certain other financial institutions are guaranteed (i) prior to the initial public offering of our common stock, by our immediate parent, Hexion LLC (the successor by conversion to BHI Acquisition Corp.), and (ii) at all times, by each of our existing and subsequently acquired or organized material domestic subsidiaries, excluding HA-International, LLC. All obligations of the foreign subsidiary borrowers are guaranteed (i) prior to the initial public offering of our common stock, by Hexion LLC and (ii) at all times, by us, the U.S. subsidiary guarantors, the foreign subsidiary borrowers and our and their respective material subsidiaries in the United States, the U.K., Germany, the Netherlands and Canada (excluding subsidiaries in the U.K., Germany and the U.S. that are unrestricted subsidiaries) and Resolution lberica Performance Products S.A.

Our new senior secured credit facilities are secured by substantially all the assets of (i) prior to the initial public offering of our common stock, Hexion LLC, which will consist of a perfected first-priority pledge of all our capital stock and (ii) at all times, us and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge of substantially all capital stock held by us or any subsidiary guarantor (which pledge, with respect to obligations in respect of the U.S. borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages in, substantially all tangible and intangible assets of us and each subsidiary guarantor.

Notwithstanding the foregoing, (i) assets of foreign subsidiary guarantors only secure obligations in respect of the foreign borrowings and (ii) the collateral does not include (A) any real estate, fixtures or equipment of us or any of our subsidiaries located within the United States (except for assets that our board of directors determines do not constitute principal property under the indentures for our debentures due 2016, 2021 and 2023) and (B) any evidence of indebtedness for borrowed money of certain subsidiaries held by us or our subsidiaries.

Covenants

Our new senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the new senior secured credit facilities include, among other things, limitations (none of which are absolute) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our subordinated indebtedness;

•	make loans or investments (including acquisitions);

•	incur additional indebtedness, except that we may incur indebtedness (other than first-lien indebtedness) so long as our total leverage ratio is not greater than 5.0:1.0;

•	grant liens so long as our senior secured bank leverage ratio is not greater than 1.5:1.0 and certain other limitations are complied with;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt or other material agreements;

•	change our fiscal year;

•	restrict dividends from our subsidiaries or restrict liens;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with our affiliates.

In addition, our new senior secured credit facilities require us to maintain the following financial covenants:

•	a maximum senior secured bank leverage ratio; and

•	a maximum capital expenditure limitation.

Events of Default

Events of default under our new senior secured credit facilities include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing our new senior secured credit facilities) and cross-defaults.

International Credit Facilities

We also have international credit facilities that provide liquidity to our local businesses in local currencies, in countries including Australia, Brazil, Finland, Italy and Korea. As of September 30, 2005, our international facilities provided availability totaling approximately $118 million, based on exchange rates as of such date, of which $53 million is available.

In connection with the Bakelite Transaction, we assumed $61 million of international credit facilities, primarily in Finland, Italy and Korea. The assumption of this debt reduced the Bakelite Acquisition cash purchase price dollar-for-dollar.

8% Senior Secured Notes

General

In connection with the Combinations, we assumed the 8% Senior Secured Notes issued by Resolution Performance. On December 22, 2003, Resolution Performance issued $140 million aggregate principal amount of 8% Senior Secured Notes. The 8% Senior Secured Notes are senior secured obligations ranking equal in right of payment with all of Hexion’s existing and future senior debt and senior in right of payment with all of Hexion’s existing and future subordinated indebtedness. The 8% Senior Secured Notes will be secured by a lien, subject to permitted liens, on all of Hexion’s domestic assets (subject to certain exceptions) that secure its obligations under the new senior secured credit facilities and a portion of the capital stock of its direct and indirect domestic subsidiaries and direct foreign subsidiaries. Hexion’s obligations under the 8% Senior Secured Notes and its obligations under the Second-Priority Senior Secured Notes and the 9 1/2% Senior Second Secured Notes (described below) are secured by liens on the same collateral. By virtue of the lien priority, the 8% Senior Secured Notes are effectively senior to the obligations under the Second-Priority Senior Secured Notes and the 9 1/2% Senior Second Secured Notes to the extent of the value of the collateral securing such notes and effectively subordinated to the obligations under our new senior secured credit facilities. Interest on the 8% Senior Secured Notes is payable semi-annually in cash on December 15 and June 15, beginning June 15, 2004. The 8% Senior Secured Notes mature on December 15, 2009. As of September 30, 2005, the total amount of principal and accrued interest outstanding under the 8% Senior Secured Notes was $143 million.

Optional Redemption

Hexion has the right to redeem the 8% Senior Secured Notes in whole or in part from time to time on and after December 15, 2006 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on December 15 of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption:

Year	Percentage
2006	104%
2007	102%
2008 and thereafter	100%

Covenants

The indenture governing the 8% Senior Secured Notes contain covenants that restrict Hexion’s ability and the ability of its restricted subsidiaries to:

•	incur more indebtedness, including guarantees;

•	create liens;

•	pay dividends and make distributions in respect of its capital stock;

•	enter into agreements that restrict its subsidiaries’ ability to pay dividends or make distributions;

•	redeem or repurchase our capital stock;

•	make investments or other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	incur certain indebtedness.

In addition, the 8% Senior Secured Notes specify events of default including failure to pay principal and interest on the 8% Senior Secured Notes, a failure to comply with covenants and certain bankruptcy, insolvency or reorganization events with respect to Hexion.

Other Second-Priority Indebtedness

Original Notes

General

On August 12, 2004, two finance subsidiaries of Borden Chemical (the “Original Note Issuers”) issued $150 million in aggregate principal amount of the Original Floating Rate Notes and $325 million in aggregate principal amount of the Fixed Rate Notes. The Original Floating Rate Notes bear interest at a floating rate based on the London Interbank Rate payable quarterly in arrears, on January 15, April 15, July 15 and October 15 of each year. The Fixed Rate Notes bear interest at a rate per annum equal to 9%, payable semi-annually in arrears, on January 15 and July 15 of each year. The Original Floating Rate Notes mature on July 15, 2010. The Fixed Rate Notes mature on July 15, 2014. As of September 30, 2005, the total amount of principal and accrued interest outstanding under the Original Floating Rate Notes and Original Fixed Rate Notes was $153 million and $331 million, respectively. The Fixed Rate Notes and the Original Floating Rate Notes are guaranteed, jointly and severally, on a senior secured basis, by Hexion and certain of its existing and future domestic subsidiaries that guarantee our obligations under our new senior secured credit facilities. The Fixed Rate Notes and the Original Floating Rate Notes and the related guarantees are secured by a second-priority lien, subject to permitted liens, on all of Hexion’s domestic assets (subject to certain exceptions) that secure its obligations under the new senior secured credit facilities and a portion of the capital stock of its direct and indirect domestic subsidiaries and direct foreign subsidiaries. The liens securing the Fixed Rate Notes and the Original Floating Rate Notes will be equal in priority to, and cover the same collateral as, the liens securing our 9 1/2% Senior Second Secured Notes and our New Fixed Rate Notes. By virtue of the lien priority, the Fixed Rate Notes and the Original Floating Rate Notes are effectively subordinated to the obligations under our new senior secured credit facilities and our 8% Senior Secured Notes to the extent of the value of the collateral securing such obligations.

Optional Redemption

Original Floating Rate Notes

On and after July 15, 2006, the Original Note Issuers may redeem the Original Floating Rate Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period Redemption Price
2006	102.00%
2007	101.00%
2008 and thereafter	100.00%

Fixed Rate Notes

On and after July 15, 2009, the Original Note Issuers may redeem the Fixed Rate Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period Redemption Price
2009	104.50%
2010	103.00%
2011	101.50%
2012 and thereafter	100.00%

In addition, prior to July 15, 2009, the Original Note Issuers may redeem the Fixed Rate Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes redeemed plus make-whole premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control

If we experience a change of control, we will be required to make an offer to repurchase the Fixed Rate Notes and the Original Floating Rate Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Covenants

The indenture that governs the Fixed Rate Notes and the Original Floating Rate Notes contains covenants that, among other things, limits our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	grant liens on assets;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments or acquisitions;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our affiliates;

•	merge or consolidate with other companies or transfer all or substantially all of our assets; and

•	transfer or sell assets.

In addition, the Fixed Rate Notes and the Original Floating Rate Notes specify events of default including failure to pay principal and interest on the Fixed Rate Notes and the Original Floating Rate Notes, a failure to comply with covenants and certain bankruptcy, insolvency or reorganization events with respect to Hexion.

On May 20, 2005, we issued $150 million aggregate principal amount of New Floating Rate Notes with, except as described below, substantially identical terms to the Original Floating Rate Notes described above. The New Floating Rate Notes are not fungible with the Original Floating Rate Notes described above.

The New Floating Rate Notes bear interest at LIBOR plus 5.50%. We will pay interest on the New Floating Rate Notes semiannually on each January 15, April 15, July 15, October 15 commencing on July 15, 2005.

9 1/2% Senior Second Secured Notes

General

In connection with the Combinations, we assumed the 9 1/2% Senior Second Secured Notes issued by Resolution Performance. Resolution Performance issued $200 million aggregate principal amount of 9 1/2% Senior Second Secured Notes due 2010. Resolution Performance issued $175 million of 9 1/2% Senior Second Secured Notes on April 9, 2003 and an additional $25 million of 9 1/2% Senior Second Secured Notes on May 22, 2003. These notes are treated as a single class of securities under the existing indenture. The 9 1/2% Senior Second Secured Notes are senior secured obligations ranking equal in right of payment to all of Hexion’s existing and future senior debt and senior in right of payment with all of its existing and future subordinated indebtedness. The 9 1/2% Senior Second Secured Notes are secured by a second priority lien, subject to permitted liens, on all of Hexion’s domestic assets (subject to certain exceptions) that secure its obligations under the new senior secured credit facilities and a portion of the capital stock of Hexion’s direct and indirect domestic subsidiaries and direct foreign subsidiaries. The liens securing the 9 1/2% Senior Second Secured Notes will be equal in priority to, and cover the same collateral as, the liens securing the Fixed Rate Notes, the Original Floating Rate Notes and the New Floating Rate Notes. By virtue of the lien priority, the 9 1/2% Senior Second Secured Notes are effectively subordinated to the obligations under our new senior secured credit facilities and our 8% Senior Secured Notes to the extent of the value of the collateral securing such obligations. The liens securing the 9 1/2% Senior Second Secured Notes will be equal in priority to, and cover the same collateral as, the liens securing our Second-Priority Senior Secured Notes. Interest is payable semi-annually in cash on April 15 and October 15, beginning October 15, 2003. The 9 1/2% Senior Second Secured Notes mature on April 15, 2010. As of September 30, 2005, the total amount of principal and accrued interest outstanding under the 9 1/2% Senior Second Secured Notes was $209 million.

Optional Redemption

Hexion has the right to redeem the 9 1/2% Senior Second Secured Notes in whole or in part from time to time on and after April 15, 2006 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on April 15 of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption:

Year	Percentage
2006	104.750%
2007	103.167%
2008	101.583%
2009 and thereafter	100.000%

Covenants

The indenture governing the 9 1/2% Senior Second Secured Notes contains covenants that restrict Hexion’s ability and the ability of its restricted subsidiaries to:

•	incur more indebtedness, including guarantees;

•	create liens;

•	pay dividends and make distributions in respect of its capital stock;

•	enter into agreements that restrict its subsidiaries’ ability to pay dividends or make distributions;

•	redeem or repurchase its capital stock;

•	make investments or other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates; and

•	merge or consolidate.

In addition, the 9 1/2% Senior Second Secured Notes specify events of default including failure to pay principal and interest on the 9 1/2% Senior Second Secured Notes, a failure to comply with covenants and certain bankruptcy, insolvency or reorganization events with respect to Hexion.

Unsecured Indebtedness

Industrial Revenue Bonds

General

The Industrial Revenue Bonds, or IRBs, consist of a $34 million Parish of Ascension, State of Louisiana Pollution Control Revenue Refunding Bond issued in connection with the funding of certain environmental compliance equipment at one of Hexion’s former facilities. The IRBs are due on December 1, 2009 and are tax exempt for as long as the equipment can be used for its original environmental compliance purpose.

Guaranty

Hexion’s obligations under the IRBs are unconditionally guaranteed by Hexion and its U.K. and Canadian subsidiaries. The guarantee of the U.K. subsidiaries is limited to $30 million for each U.K. subsidiary.

Rankings

The IRBs rank equally in right of payment with all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of its existing and future subordinated indebtedness. The IRBs have no underlying assets to secure the payment of principal or interest related thereto.

Interest Rates

The IRBs bear interest at an annual rate of 10% and are intended to be tax exempt to the holder.

Optional Redemption

None.

Mandatory Redemption

The IRBs are subject to mandatory redemption at face amount plus accrued interest through the date of redemption, 180 days after a determination by a court as to a loss in tax exemption of the IRBs.

Change of Control

The change of control provisions with respect to the IRB guarantees are the same as the 8 3/8% Debentures, except certain provisions also apply to the guarantors of the IRBs.

In addition, in the event of both (a) a Designated Event (as defined below) and (b) a Rating Decline (as defined below), each holder has the right to require Hexion to purchase such holder’s IRBs at 100% of the principal amount thereof, plus accrued interest.

“Designated Event” means (i) a person becomes the beneficial owner of more than 30% of Hexion’s voting stock, (ii) during any period of two consecutive years, continuing directors cease to constitute a majority, (iii) consolidation, merger or transfer or lease of all or substantially all of its assets and its voting stock is changed into or exchanged for cash securities or other property, except for transaction with subsidiaries or involving exchange of Hexion’s voting stock as consideration in the acquisition of another business without change of its outstanding voting stock into or for cash, securities or other property, (iv) Hexion acquires 30% or more of its voting stock within any 12-month period, or (v) any distribution and the sum of the fair market value of such distribution, plus the fair market value of all other such distributions occurring during the preceding 12-month period, is at least 30% of the fair market value of Hexion’s voting stock.

“Rating Decline” shall be deemed to have occurred if on any date within the 90-day period following public notice of the occurrence of a Designated Event, in the event the IRBs are (i) investment grade, the rating falls below investment grade, or (ii) below investment grade, falls at least one full rating category. The 90-day period would be extended so long as the IRBs were under publicly announced consideration for possible downgrade by a rating agency, if applicable.

Covenants

The IRB guarantees are subject to substantially the same covenants described above with respect to the 8 3/8% Debentures. There are also other covenants applicable to the guarantors, including restrictions with respect to mergers, consolidations and conveyances of all or substantially all of their assets, and limitations on the payment of intercompany obligations upon an event of default with respect to the guarantees. The IRB guarantees restrict the foreign guarantors from entering into guarantees of the debts or obligations of other entities.

Events of Default

The IRBs and the related guarantees specify events of default including failure to pay principal and interest on the IRBs, a failure to comply with covenants, subject to a 30-day grace period in certain instances, certain bankruptcy events, loss of tax exempt status and certain cross defaults.

Senior Unsecured Debentures

General

Borden Chemical has sold, on four occasions, senior unsecured debentures, which are referred to collectively as the Debentures, each with separate maturity dates and interest rates. Borden Chemical redeemed its 9 1/4% Debentures concurrently with the closing of the Borden Acquisition. The following table sets forth certain information about the Debentures that remain outstanding:

Rate	Maturity Date	Original Face Value	Outstanding as of December 31, 2004	Sinking Fund Requirements
7 7/8%	February 15, 2023	$250,000,000	$246,782,000	None
8 3/8%	April 15, 2016	200,000,000	78,000,000	2007 to 2015 $20 million per year(1)
9 2/10%	March 15, 2021	200,000,000	114,800,000	None

(1)	Previous buybacks of Borden Chemical’s Debentures will allow us to fulfill our sinking fund requirements through 2013 for its 8 3/8% Debentures.

Rankings

The Debentures rank equally in right of payment with all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of Hexion’s existing and future subordinated indebtedness. These Debentures are not secured and, as such, have no underlying assets to secure the payment of principal or interest.

Optional Redemption

The 8 3/8% Debentures may not be redeemed prior to April 15, 2006. Thereafter the 8 3/8% Debentures may be redeemed at par, plus accrued and unpaid interest. The 9 2/10% Debentures and the 7 7/8% Debentures are not redeemable prior to their respective maturity dates.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the Debentures.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require us to buy such holder’s 8 3/8% Debentures at 100% of their principal amount, plus accrued and unpaid interest.

“Change in Control” shall be deemed to have occurred at such time as any person is or becomes the beneficial owner of shares of Hexion’s stock entitling such person to exercise 20% or more of the total voting power of all classes of Hexion’s stock entitled to vote in elections of directors; provided, however, that a Change in Control shall not be deemed to have occurred if such event is approved by a majority of the continuing directors (as defined in the prospectus related to the 8 3/8% Debentures).

The 9 2/10% Debentures and the 7 7/8% Debentures do not contain provisions relating to a Change in Control.

Covenants

Under the terms of the indentures governing the Debentures, Hexion is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Debentures specify events of default including failure to pay principal and interest on the Debentures, a failure to comply with covenants, subject to a 90-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

Senior Subordinated Indebtedness

13 1/2% Senior Subordinated Notes

General

Resolution Performance issued $328 million aggregate principal amount of 13 1/2% Senior Subordinated Notes due 2010. Resolution Performance issued $200 million aggregate principal amount of Senior Subordinated Notes on November 14, 2000 to finance in part the recapitalization transaction. Resolution Performance subsequently issued $75 million and $53 million aggregate principal amount of Senior Subordinated Notes on November 14, 2001 and December 18, 2002, respectively. The proceeds of both these subsequent issuances were used to prepay then-outstanding loans under Resolution Performance’s credit agreement. The $328 million of 13 1/2% Senior Subordinated Notes and are treated as a single class of securities under the 13 1/2% Senior Subordinated Notes indenture.

Ranking

The 13 1/2% Senior Subordinated Notes are senior subordinated unsecured obligations ranking junior in right of payment to all of Hexion’s existing and future senior debt and all liabilities of Hexion’s subsidiaries that do not guarantee those notes. In the event of liquidation, bankruptcy, insolvency or similar events, holders of senior debt, such as the lenders under our new senior secured credit facilities, and holders of the 8% Senior Secured Notes, the Second Priority Senior Secured Notes, the 9 1/2% Senior Second Secured Notes, are entitled to receive payment in full in cash or cash equivalents before holders of the 13 1/2% Senior Subordinated Notes are entitled to receive any payments. No payments may be made on the 13 1/2% Senior Subordinated Notes if the issuers of such notes default on the payment of senior debt, and payments on the 13 1/2% Senior Subordinated Notes may be blocked for up to 180 days if the issuers of such notes default on the senior debt in some other way until such default is cured or waived. Interest on the 13 1/2% Senior Subordinated Notes is payable at the rate of 13 1/2% per annum and is payable semi-annually in cash on each May 15 and November 15. The Senior Subordinated Notes will mature on November 15, 2010. As of September 30, 2005, the total amount of principal and accrued interest outstanding under the 13 1/2% Senior Subordinated Notes was $345.

Optional Redemption

Hexion has the right to redeem the 13 1/2% Senior Subordinated Notes in whole or in part from time to time on and after November 15, 2005 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on November 15 of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption:

Year	Percentage
2005	106.750%
2006	104.500%
2007	102.250%
2008 and thereafter	100.000%

Covenants

The indenture governing the 13 1/2% Senior Subordinated Notes contain covenants that restrict Hexion’s ability and the ability of its restricted subsidiaries to:

•	incur more indebtedness, including guarantees;

•	create liens;

•	pay dividends and make distributions in respect of its capital stock;

•	enter into agreements that restrict its subsidiaries’ ability to pay dividends or make distributions;

•	redeem or repurchase its capital stock;

•	make investments or other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries:

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	incur senior subordinated indebtedness.

In addition, the indenture governing the 13 1/2% Senior Subordinated Notes contain events of defaults that are substantially similar to those that are contained in the indentures governing the Second-Priority Senior Secured Notes.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and bylaws as they will be in effect as of the consummation of the offering. We expect to amend and restate our certificate of incorporation shortly before completion of the offering to establish the terms of the common stock as described below and convertible perpetual preferred stock as described in “Description of the Convertible Perpetual Preferred Stock.” We refer you to the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

General

Upon completion of the offerings, our authorized capital stock will consist of (i) 500,000,000 shares of common stock, par value $0.01 per share, of which 94,185,462 shares will be issued and outstanding, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share. Upon completion of the offerings, (i) 83,125,000 shares of authorized preferred stock will be undesignated, (ii) 2,875,000 shares will be designated as convertible perpetual preferred stock of which 2,500,000 shares will be outstanding, and (iii) 14,000,000 shares will be designated as Series A Preferred Stock of which no shares will be issued and outstanding after giving effect to the redemption of all of our issued and outstanding Series A Preferred Stock. We intend to use all of the net proceeds we receive from the offerings together with available cash to redeem all of our issued and outstanding Series A Preferred Stock and pay related premiums, fees and expenses.

Common Stock

The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from funds legally available therefor. See “Dividend Policy.”

The holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by shareholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and, accordingly, holders of more than 50% of the shares voting will be able to elect all the directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment to creditors and subject to prior distribution rights of any outstanding shares of preferred stock. All the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Series A Floating Rate Preferred Stock

On May 20, 2005, we issued 14,000,000 shares of Series A Floating Rate Preferred Stock, par value $0.01 per share with a liquidation preference of $25 per share (the “Series A Preferred Stock”). We expect to redeem all of the outstanding shares of the Series A Floating Rate Preferred Stock with all the net proceeds we receive from the offerings.

Dividends. The Series A Preferred Stock accumulates cumulative preferential dividends on a daily basis at an initial rate of LIBOR plus 8.00%, payable semiannually on each May 15 and November 15, commencing November 15, 2005. The dividend rate is subject to adjustment and the spread over LIBOR increases semiannually through May 15, 2007. On or after May 15, 2007, the dividend rate may be converted to an annual fixed rate equal to 14.00%. Dividends will be paid by issuing additional shares of Series A Preferred Stock through May 15, 2010. Thereafter, dividends will be required to be paid in cash.

Redemption. Prior to May 15, 2006, we have the option to redeem all or a portion of the Series A Preferred Stock at 101% of the liquidation preference thereof plus accrued and unpaid dividends. From and including May 15, 2006 through and including May 14, 2007, we have the option to redeem all or a portion of the Series A Preferred Stock at 102% of the liquidation preference thereof plus accrued and unpaid dividends. From and including May 15, 2007 until the dividend rate is fixed by us, we may redeem the Series A Preferred Stock at 103% of the liquidation preference thereof plus accrued and unpaid dividends. At any time after May 15, 2007 when we have fixed the dividend rate and prior to May 15, 2010, we may redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the liquidation preference on the redemption date plus a “make-whole” premium and accrued and unpaid dividends. Thereafter, we may redeem the Series A Preferred Stock at the following redemption prices (expressed as a percentage of liquidation preference at the redemption date), if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus accrued and unpaid dividends, if any, to the date of redemption:

Period	Redemption Price
2010	107.0000%
2011	104.6667%
2012	102.3333%
2013 and thereafter	100.0000%

Upon the occurrence of certain events constituting a “change of control”, each holder of Series A Preferred Stock has the right, at such holder’s election, to receive in respect of each share owned by such holder a sum equal to 101% of the liquidation preference thereof plus accrued and unpaid dividends.

Holders’ Put Right. Upon thirty days prior written notice, each holder may, on October 15, 2014, require us to purchase all of its Series A Preferred Stock then outstanding for an amount equal to the liquidation preference on such date plus accrued and unpaid dividends.

No Voting Rights. Except as specifically set forth in the New Jersey Business Corporation Act, the holders of the Series A Preferred Stock are not entitled to any voting rights with respect to any matters voted upon by shareholders, provided, however, the consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock is required for the authorization or issuance of any class or series of senior stock or for amendments to our amended and restated certificate of incorporation that would affect adversely the rights of the holders of the Series A Preferred Stock. In the event we fail to cure any breach of the terms of the Series A Preferred Stock within the applicable notice period, the holders of the Series A Preferred Stock will be entitled, at their option, to appoint one director to our board of directors for the pendency of the breach.

Covenants. The other covenants of our Series A Preferred Stock are substantially similar to those contained in the indentures governing our Second-Priority Senior Secured Notes, except that our right to pay dividends or make distributions is more limited with respect to the Series A Preferred Stock.

Trigger Event. In most cases, upon a breach of the terms of the Series A Preferred Stock as specified, dividends will accumulate on the Series A Preferred Stock at the rate that is 200 basis points above the then applicable rate. However, if we fail to update the Series A Preferred Stock offering document when required to do so, dividends will accumulate on the Series A Preferred Stock at a rate equal to LIBOR plus 1200 basis points.

The Series A Preferred Stock is not convertible into shares of our common stock.

Convertible Perpetual Preferred Stock

For a description of the convertible perpetual preferred stock being offered concurrently with common stock pursuant to the preferred stock prospectus, see “Description of the Convertible Perpetual Preferred Stock.”

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated by-laws, the number of directors comprising our board of directors will be as determined from time to time by our board of directors. Upon the closing of the offering, it is anticipated that we will have nine directors. We currently expect to add two additional independent directors prior to the completion of this offering and a third independent member within one year of the offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation will provide that, from and after the first annual meeting of shareholders subsequent to the offering, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board.

Under the New Jersey Business Corporation Act, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the shareholders only for cause. Our amended and restated certificate of incorporation will not make an exception to this rule. In addition, our amended and restated certificate of incorporation and bylaws will provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

Special Meetings of Shareholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the shareholders may be called by the board of directors, the chairman, the chief executive officer or the president.

Provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws that May Have an Anti-Takeover Effect

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

No Shareholders Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will prohibit shareholder action by written consent.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws will provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Supermajority Board Voting Requirements

See the discussion under the heading “Management—Supermajority Board Approval of Certain Matters,” relating to circumstances under which more than a simple majority of our board of directors may be required under our amended and restated certificate of incorporation to approve certain matters.

All the foregoing proposed provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Board Authority to Designate and Issue Preferred Stock Without Shareholder Approval

Our amended and restated certificate of incorporation will provide that our board of directors may authorize one or more series of preferred stock, may designate the voting rights (if any), preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such preferred stock, and may further fix or alter the number of shares comprising any series of such preferred stock, all subject to the requirements of the New Jersey Business Corporation Act.

Shareholders Protection Act

A provision of New Jersey law, the New Jersey Shareholders Protection Act, prohibits certain transactions involving an “interested shareholder” and a New Jersey corporation that has its principal executive office or significant business operations in New Jersey. An “interested shareholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the corporation. If the Shareholders Protection Act is deemed to apply to Hexion, it would prohibit certain business combinations between an interested shareholder and Hexion for a period of five years after the date the interested shareholder first acquired 10% of the voting power of our outstanding shares, unless the transaction was approved by our board of directors prior to the time the interested shareholder acquired his, her or its shares. After the five year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include: (1) the approval of the business combination by our board of directors; (2) the approval of the business combination by a vote of two-thirds of our voting stock not owned by the interested shareholder; and (3) the receipt by our shareholders of a price determined in accordance with a fair price formula set forth in the statute.

Amendment of our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon; provided that a supermajority vote of the outstanding stock will be required to amend the provisions in our amended and restated certificate of incorporation requiring a supermajority vote of the directors for certain transactions.

Amendment of our By-Laws

Our amended and restated by-laws can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of our board of directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that no director shall be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 14A:6-12 of the New Jersey Business Corporation Act (governing distributions to shareholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the New Jersey Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated by-laws will provide that we shall, to the fullest extent from time to time permitted by law, indemnify our directors, officers and employees against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We shall also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

The right to be indemnified shall include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it shall be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt by-laws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, shall eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “HXN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is National City Bank.

DESCRIPTION OF THE CONVERTIBLE PERPETUAL PREFERRED STOCK

Concurrently with this offering, we will offer up to 2,500,000 shares of our convertible perpetual preferred stock by means of the preferred stock prospectus.

General

The convertible perpetual preferred stock is a single series of preferred stock consisting of 2,500,000 shares. When issued, the convertible perpetual preferred stock and any common stock issued upon the conversion of the convertible perpetual preferred stock will be fully paid and nonassessable. The holders of the convertible perpetual preferred stock will have no preemptive or preferential right to purchase or subscribe to any class of our capital stock or to purchase or subscribe to any obligations, warrants or other securities to be offered by us. The convertible perpetual preferred stock is subject to mandatory conversion, as described below in “—Mandatory Conversion.”

Ranking

The convertible perpetual preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will rank on parity with our Series A Preferred Stock and junior to all of our existing and future debt obligations and any other capital stock established after the issue date, the terms of which expressly provide that such class will rank senior to the convertible perpetual preferred stock.

While any shares of convertible perpetual preferred stock are outstanding, we may not authorize or issue any class or series of capital stock that will rank senior to the convertible perpetual preferred stock (or any security convertible into such senior stock) without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of convertible perpetual preferred stock. Without the consent of any holder of convertible perpetual preferred stock, however, we may authorize, increase the authorized amount of or issue any class or series of capital stock that ranks on parity or is junior to the convertible perpetual preferred stock. See “—Voting Rights” below.

Dividends

Holders of shares of convertible perpetual preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of         % per share on the liquidation preference thereof of $50 per share of convertible perpetual preferred stock (equivalent to $             per annum per share). Dividends on the convertible perpetual preferred stock will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 2006 (each, a “dividend payment date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the issue date of the convertible perpetual preferred stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

        No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the convertible perpetual preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of convertible perpetual preferred stock.

No dividend on the convertible perpetual preferred stock will be paid in cash at any time that a default shall have occurred and be continuing or would occur as a consequence of such dividend. The term “default” shall mean any event which is, or after notice or passage of time would be, an Event of Default, as such term is defined in the Indenture governing the Original Floating Rate Notes and the Original Fixed Rate Notes.

Subject to exceptions for the redemption of our Series A Preferred Stock, payment of dividends or distributions declared prior to the issue date of the convertible perpetual preferred stock and certain other exceptions for the payment of dividends or distributions in stock or cash in lieu of fractional shares, no dividends or other distributions may be declared, made or paid, or set apart for payment upon, any capital stock which ranks on parity or is junior to the convertible perpetual preferred stock (including our common stock), nor may any parity stock or junior stock be redeemed, purchased or otherwise acquired for any consideration by us or on our behalf unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the convertible perpetual preferred stock and any parity stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend on the convertible perpetual preferred stock (i) in cash, (ii) by delivery of shares of our common stock or (iii) through any combination of cash and our common stock. If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares will be valued for such purpose, in the case of any dividend payment, or portion thereof, at 97% of the market value of our common stock.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of convertible perpetual preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of our capital stock which is junior to the convertible perpetual preferred stock (including common stock), a liquidation preference in the amount of $50 per share of the convertible perpetual preferred stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution.

Voting Rights

The holders of the convertible perpetual preferred stock will have no voting rights except as set forth below or as otherwise required by New Jersey law from time to time. If dividends on the convertible perpetual preferred stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the convertible perpetual preferred stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at our next regular or special meeting of shareholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the convertible perpetual preferred stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least two-thirds of the outstanding convertible perpetual preferred stock will be required for the authorization or issuance of any class or series of our capital stock which is senior to the convertible perpetual preferred stock (or any security convertible into senior stock) and for amendments to our amended and restated certificate of incorporation that would affect adversely the rights of holders of the convertible perpetual preferred stock. The amended and restated certificate of incorporation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of parity stock or junior stock will not require the consent of the holders of the convertible perpetual preferred stock, and will not be deemed to affect adversely the rights of the holders of the convertible perpetual preferred stock.

Conversion Rights

Each share of convertible perpetual preferred stock will be convertible at any time at the option of the holder thereof into approximately              shares of common stock (which is calculated using an initial conversion price of $            per share of common stock) subject to adjustment as described below (and we refer to such price or adjusted price as the “conversion price”).

Mandatory Conversion

At any time on or after January 15, 2011, we may at our option cause some or all of the convertible perpetual preferred stock to be automatically converted into that number of shares of common stock for each share of convertible perpetual preferred stock equal to $50 (the liquidation preference per share of convertible perpetual preferred stock) divided by the then prevailing conversion price. We may exercise this right only if the closing sale price of our common stock equals or exceeds 130% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

In addition to the mandatory conversion provision described above, if there are fewer than 250,000 shares of convertible perpetual preferred stock outstanding, we may, at any time on or after January 15, 2011, at our option, cause all, but not less than all, of the outstanding convertible perpetual preferred stock to be automatically converted into that number of shares of common stock equal to $50 (the liquidation preference per share of convertible perpetual preferred stock) divided by the lesser of the then prevailing conversion price and the market value as determined on the second trading day immediately prior to the mandatory conversion date.

Conversion Price Adjustment

The conversion price is subject to adjustment (in accordance with formulas set forth in the amended and restated certificate of incorporation) in certain events, including, (i) the payment of a dividend (or other distribution) in shares of common stock, (ii) the issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the market value, (iii) certain subdivisions, combinations or reclassifications of our common stock, (iv) certain dividends or distributions to all holders of shares of common stock made pursuant to any shareholder rights plan or “poison pill,” (v) certain cash distributions to our holders of our common stock, (vi) under certain circumstances, the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock or (vii) certain distributions to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets.

Payment Upon Conversion Upon a Fundamental Change

If a holder of convertible perpetual preferred stock elects to convert its shares of convertible perpetual preferred stock upon the occurrence of a fundamental change (which includes the sale of all or substantially all of our assets or the acquisition by a third-party of 50% or more of our voting stock in which the consideration consists of less than 90% of publicly-traded common stock), in certain circumstances, such holder will be entitled to receive, in addition to the number of shares of common stock issuable at the applicable conversion price, an additional number of shares of common stock (the “make-whole premium”). In no event will the make-whole premium exceed $             per share. In addition, upon a fundamental change, the holders of convertible perpetual preferred stock shall, if the market value of the common stock is less than the conversion price, have a one-time option to convert all of their shares of convertible perpetual preferred stock into shares of our common stock at an adjusted conversion price equal to the greater of the market value of the common stock and $            . In lieu of issuing shares of common stock issuable upon conversion in the event of a fundamental change, we may, at our option, make a cash payment equal to the market value for each share of such common stock otherwise issuable upon conversion.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities.

Upon completion of this offering, 94,185,462 shares of common stock will be outstanding, excluding 4,136,854 shares reserved at September 30, 2005 for issuance upon exercise of options that have been granted under our stock option plans. Of these shares, the 20,000,000 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 74,185,462 shares of common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of common stock (approximately 941,854 shares immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date of such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

Commencing 180 days after the date of this prospectus, approximately 74,185,462 outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable volume limitations, manner of sale and notice requirements.

Following the completion of this offering, we intend to file a registration statement on Form S-8 with the SEC to register 15,203,553 shares of our common stock reserved for issuance or sale under our stock option plans and long-term incentive plan. As of September 30, 2005, there were outstanding options to purchase a total of 4,136,854 shares of common stock. Shares of common stock issuable upon the exercise of options granted or to be granted under our plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, subject to specified exceptions.

Our officers, directors and certain existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable or exercisable for any such securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. In addition, it does not restrict transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the “lock-up” and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or a family member; any beneficiary pursuant to a will or laws of descent who will remain subject to the lockup; or, with respect to any locked-up party that is an investment fund that is a limited partnership, limited liability company or equivalent foreign entity, to any other such entity under the control of the locked-up party or its general partner or managing member.

The 180-day restricted period described in the two preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

CSFB has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, CSFB would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We have granted Hexion LLC demand and incidental registration rights with respect to the 74,185,462 shares of common stock owned by it after this offering (71,185,462 shares if the underwriters exercise the over-allotment option in full). See “Certain Relationships and Related Party Transactions.” Prior to this offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, common stock in the public market may have an adverse effect on the market price for the common stock.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership, and disposition of our common stock as of the date hereof by Non-U.S. Holders (as defined below). Except where noted, this discussion deals only with common stock held as capital assets and does not address special situations, such as those of:

•	dealers in securities or currencies,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt entities,

•	insurance companies,

•	persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons liable for alternative minimum tax,

•	investors in pass-through entities.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

A “U.S. Holder” of common stock means a holder that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership purchasing common stock, we urge you to consult your own tax advisor.

Consequences to Non-U.S. Holders

A “Non-U.S. Holder” is a holder, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

•	U.S. expatriates,

•	“controlled foreign corporations,”

•	“passive foreign investment companies,”

•	corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Code.

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Dividends. Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if a tax treaty applies, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate (and also avoid backup withholding as discussed below) for dividends, you will be required to:

•	complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty, or

•	if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

Special certification and other requirements may apply to certain Non-U.S. Holders that are entities rather than individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Exchange of Common Stock. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and if a tax treaty applies, is attributable to your U.S. permanent establishment,

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax, if any, withheld with respect to those dividends.

Under United States Treasury Regulations, payments on the sale or redemption of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2005, we and the selling shareholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as representatives and joint bookrunning managers, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
William Blair & Company, L.L.C.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total	20,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,000,000 additional shares from the selling shareholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholder	$	$	$	$
Expenses payable by the selling stockholder	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $            .

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Credit Suisse First Boston LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc., four of the underwriters, are our affiliates. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the yield on the convertible perpetual preferred stock not be lower than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Citigroup Global Markets Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the convertible perpetual preferred stock, when sold to the public at the public offering price set forth on the cover page of this prospectus, is no lower than that recommended by Citigroup Global Markets Inc. Citigroup Global Markets Inc. will not receive any additional compensation in connection with its acting as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus except that we may (i) issue shares of our common stock and convertible perpetual preferred stock in the offerings; (ii) issue shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus; (iii) issue shares of our common stock pursuant to the exercise of such options or other equity awards; (iv) issuances of securities (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction; provided that such securities (or such options, warrants or convertible securities) so issued are subject to the terms of a lock-up letter having provisions substantially the same as the lock-up letters described in the next succeeding paragraph, (v) the issuance of securities as contemplated by the transaction agreement governing the Combinations; provided that the Company shall cause any securities issued pursuant to this sub-clause (v) to be subject to the lock-up provisions of the next succeeding paragraph; and/or (vi) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in each case subject to no further transfer during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Our officers, directors and shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus except the issuance of securities as contemplated by the transaction agreement governing the Combinations; provided that such securities shall be subject to the lock-up provisions of this paragraph. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension. The foregoing agreement does not restrict sales of our common stock in the offering made by the selling shareholder pursuant to the underwriting agreement or sales of common stock acquired in the open market. In addition, it does not restrict transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the “lock-up” and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or a family member; any beneficiary pursuant to a will or laws of descent who will remain subject to the lockup; with respect to any locked-up party that is an investment fund that is a limited partnership, limited liability company or equivalent foreign entity, to any other such entity under the control of the locked-up party or its general partner or managing member and/or, with respect to the selling shareholder, the partners, members or stockholders of the selling shareholder.

CSFB has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, CSFB would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

The underwriters have reserved for sale at the initial public offering price up to 1,000,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “HXN.”

Each of the underwriters has represented and agreed that:

(a)  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

An affiliate of Credit Suisse First Boston LLC is a joint bookrunner, joint lead arranger and a lender under our new senior credit facilities, which we entered into concurrently with the closing of the Combinations. In order to consummate the Bakelite Transaction, an affiliate of Credit Suisse First Boston LLC provided us approximately $128 million as bridge financing and acted as administrative agent and lender in connection with such financing. Credit Suisse First Boston LLC also served as joint bookrunner and initial purchaser in connection with the offering of the New Floating Rate Notes. We used the proceeds of such offering to repay a portion of the bridge loan facility provided by an affiliate of Credit Suisse First Boston LLC in connection with the Bakelite Transaction. The bridge loan facility was repaid in full upon consummation of the Combinations. Credit Suisse First Boston LLC acted as a joint bookrunner and initial purchaser in connection with the offering of our Series A Preferred Stock and is a holder of our Series A Preferred Stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock. Credit Suisse First Boston LLC is also named as a joint book runner and underwriter in connection with our concurrent offering of convertible perpetual preferred stock.

An affiliate of Goldman, Sachs & Co. owns an interest in Hexion LLC of approximately 2%. As a result of this holding, such affiliate of Goldman, Sachs & Co. has a passive, indirect ownership interest in an aggregate of approximately 2% of our outstanding common stock as of September 15, 2005. Goldman, Sachs & Co. acted as a joint bookrunner and initial purchaser in connection with the offering of our Series A Preferred Stock and is a holder of our Series A Preferred Stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock. Goldman, Sachs & Co. is also named as a joint book runner and underwriter in connection with our concurrent offering of convertible perpetual preferred stock.

Under our Resolution Specialty credit facility, J.P. Morgan Securities Inc. was joint lead arranger and joint bookrunner and an affiliate of J.P. Morgan Securities Inc. was a lender and administrative agent. J.P. Morgan Securities Inc. is a joint bookrunner and joint lead arranger in connection with our new senior credit facilities and an affiliate of J.P. Morgan Securities Inc. is an agent and a lender under our new senior credit facilities, entered into concurrently with the closing of the Combinations. In order to consummate the Bakelite Transaction, an affiliate of J.P. Morgan Securities Inc. provided us approximately $85 million as bridge financing and acted as syndication agent in connection with such financing. J.P. Morgan Securities Inc. also served as joint bookrunner and initial purchaser in connection with the offering of the New Floating Rate Notes. We used the proceeds of such offering to repay a portion of the bridge loan facility provided by an affiliate of J.P. Morgan Securities Inc. in connection with the Bakelite Transaction. The bridge loan facility was repaid in full upon consummation of the Combinations. J.P. Morgan Securities Inc. acted as a joint bookrunner and initial purchaser in connection with the offering of Series A Preferred Stock and is a holder of our Series A Preferred Stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock.

Lehman Brothers Inc. acted as a joint bookrunner and initial purchaser in connection with the offering of our Series A Preferred Stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock. Lehman Brothers Inc. is also named as a joint book runner and underwriter in connection with our concurrent offering of convertible perpetual preferred stock.

Citigroup Global Markets Inc. is a joint book runner and joint lead arranger in connection with our new senior credit facilities and an affiliate of Citigroup Global Markets Inc. is syndication agent and lender under our new senior credit facilities, which we entered into concurrently with the closing of the Combinations. Citigroup Global Markets Inc. is also named as a joint book runner, underwriter and qualified independent underwriter in connection with our concurrent offering of convertible perpetual preferred stock.

Morgan Stanley & Co. Incorporated served as a joint book runner and initial purchaser in connection with the offering of the New Floating Rated Notes. Morgan Stanley & Co. Incorporated is also a co-manager and underwriter in connection with our concurrent offering of convertible perpetual preferred stock.

An affiliate of UBS Securities LLC has been a lender under our new senior credit facilities, which we entered into concurrently with the closing of the Combinations.

Nigel D.T. Andrews, who will be elected as a director of the Company upon consummation of the offering, is a trustee of the Victory Funds, an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation among us, the selling shareholder and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares, that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares to close out the short position, the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which they may purchase the shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the issuance of the shares to be sold in the offering will be passed upon for us by our special New Jersey counsel, Connell Foley LLP. Certain legal matters in connection with the issuance of the common stock to be sold in this offering will be passed upon by our counsel, O’Melveny & Myers LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The audited consolidated financial statements of Hexion Specialty Chemicals, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this prospectus, except as they relate to Borden Chemical, Inc., have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements have been so included in reliance on the report of such registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Borden Chemical, Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the consolidated/combined financial statements of Borden Chemical Canada, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus; the consolidated financial statements of Borden Chemical, Inc. as of December 31, 2004, and for the period from August 12, 2004 to December 31, 2004, not presented separately herein; and the related financial statement schedule of Borden Chemical, Inc. included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports as to (1) Borden Chemical, Inc. for each of the three years in the period ended December 31, 2003, and (2) Borden Chemical Canada, Inc. express an unqualified opinion and include an explanatory paragraph referring to the adoption in 2002 of Statement of Financial Accounting Standards No. 142; and which report as to Borden Chemical, Inc. for the period from August 12, 2004 to December 31, 2004, expresses an unqualified opinion and includes an explanatory paragraph regarding the restatement of the balance sheet) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Resins, Inks and Monomers Business of Eastman Chemical Company as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 and the seven months ended July 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Resin Business of the Bakelite Group as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to this offering. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.

You may read and copy the registration statement, the related exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Hexion Specialty Chemicals

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Loss:
For the nine months ended September 30, 2005 and 2004	F-4

Condensed Consolidated Balance Sheets:
As of September 30, 2005 and December 31, 2004	F-5

Condensed Consolidated Statements of Cash Flows:
For the nine months ended September 30, 2005 and 2004	F-7

Condensed Consolidated Statements of Common Stock and Other Shareholders’ Deficit:
For the nine months ended September 30, 2005	F-8

Notes to Condensed Consolidated Financial Statements:
For the nine months ended September 30, 2005 and 2004	F-9

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-43

Consolidated Statements of Operations:
For the years ended December 31, 2004, 2003 and 2002	F-44

Consolidated Balance Sheets:
As of December 31, 2004 and 2003	F-45

Consolidated Statements of Cash Flows:
For the years ended December 31, 2004, 2003 and 2002	F-47

Consolidated Statements of Shareholders’ Equity (Deficit):
For the years ended December 31, 2004, 2003 and 2002	F-48

Notes to the Consolidated Financial Statements:
For the years ended December 31, 2004, 2003, and 2002	F-49

Schedule II—Valuation and Qualifying Accounts	II-12

Borden Chemical, Inc.

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income:
For the six months ended June 30, 2004 and 2003	F-103

Condensed Consolidated Balance Sheet:
As of June 30, 2004	F-104

Condensed Consolidated Statements of Cash Flows:
For the six months ended June 30, 2004 and 2003	F-106

Condensed Consolidated Statement of Shareholders’ Deficit:
For the six months ended June 30, 2004	F-107

Notes to Condensed Consolidated Financial Statements:
For the six months ended June 30, 2004 and 2003	F-108

Page

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-129

Consolidated Statements of Operations and Comprehensive Income (Loss):
For the years ended December 31, 2003, 2002 and 2001	F-130

Consolidated Balance Sheets:
As of December 31, 2003 and 2002	F-131

Consolidated Statements of Cash Flows:
For the years ended December 31, 2003, 2002 and 2001	F-133

Consolidated Statements of Shareholders’ Deficit:
For the years ended December 31, 2003, 2002 and 2001	F-134

Notes to Consolidated Financial Statements:
For the years ended December 31, 2003, 2002, and 2001	F-136

Report of Independent Registered Public Accounting Firm:
For the period from August 12, 2004 to December 31, 2004	F-192

Borden Chemical Canada, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm	F-194

Consolidated/Combined Statements of Operations and Comprehensive (Loss) Income:

For the years ended December 31, 2004, 2003 and 2002	F-195

Consolidated/Combined Balance Sheets:

As of December 31, 2004 and 2003	F-196

Consolidated/Combined Statements of Cash Flows:

For the years ended December 31, 2004, 2003 and 2002	F-198

Consolidated/Combined Statements of Shareholder’s (Deficit) Equity:

For the years ended December 31, 2004, 2003 and 2002	F-199

Notes to Consolidated/Combined Financial Statements:

For the years ended December 31, 2004, 2003 and 2002	F-200

Resins, Inks and Monomers Business of Eastman Chemical Company Combined Financial Statements

Report of Independent Auditors	F-226

Combined Statements of Operations:
For the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through July 31, 2004	F-228

Combined Balance Sheets:
As of December 31, 2003	F-229

Combined Statements of Cash Flows:
For the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through July 31, 2004	F-230

Combined Statements of Owner’s Equity (Deficit) and Comprehensive Income (Loss):
For the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through July 31, 2004	F-231

Notes to Combined Financial Statements	F-232

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

	Nine Months ended September 30,
	2005	2004
	(In millions, except share and per share data)
Net sales	$3,317	$1,081
Cost of sales	2,831	968

Gross profit	486	113

Selling, general & administrative expense (See Note 12)	290	98
Transaction related costs (See Note 1)	34	47
Other operating expense	(4)	—

Operating income (loss)	166	(32)

Interest expense	152	73
Write-off of deferred financing fees (See Note 6)	17	—
Other non-operating expense, net	14	—

Loss from continuing operations before income tax and minority interest	(17)	(105)
Income tax expense (benefit)	43	(4)

Loss from continuing operations before minority interest	(60)	(101)
Minority interest in net income (loss) of consolidated subsidiaries	3	(7)

Loss from continuing operations	(63)	(94)
Loss from discontinued operations (See Note 4)	10	—

Net loss	(73)	(94)
Redeemable preferred stock accretion (See Note 9)	18	—

Net loss available to common shareholders	$(91)	$(94)

Comprehensive loss	$(127)	$(90)

Basic and Diluted Per Share Data
Loss from continuing operations (See Note 2)	$(0.98)	$(1.14)
Loss from discontinued operations	(0.12)	—

Net loss available to common shareholders	$(1.10)	$(1.14)

Dividends (See Note 11)	$6.66	$—

Average number of common shares outstanding during the period – basic and diluted	82,629,906	82,629,906

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30, 2005	December 31, 2004
	(In millions)
ASSETS
Current Assets
Cash and equivalents	$164	$152
Accounts receivable (less allowance for doubtful accounts of $22 in 2005 and $15 in 2004)	607	518
Inventories:
Finished and in-process goods	296	290
Raw materials and supplies	156	115
Other current assets	148	64

	1,371	1,139

Other Assets	99	95

Property and Equipment
Land	56	44
Buildings	225	201
Machinery and equipment	1,747	1,706

	2,028	1,951
Less accumulated depreciation	(617)	(628)

	1,411	1,323

Goodwill	146	51
Other Intangible Assets, net	170	88

Total Assets	$3,197	$2,696

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

(unaudited)

	September 30, 2005	December 31, 2004
	(In millions, except share and per share data)
LIABILITIES, REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$440	$488
Debt payable within one year	61	16
Interest payable	50	36
Income taxes payable	65	33
Other current liabilities	220	133

	836	706

Other Liabilities
Long-term debt	2,306	1,834
Non-pension postemployment benefit obligations	137	142
Deferred income taxes	155	131
Other long-term liabilities	267	138

	2,865	2,245

Minority interest in consolidated subsidiaries	11	54

Commitments and Contingencies (See Note 8)

Redeemable Preferred Stock - $0.01 par value; liquidation preference $25 per share; 60,000,000 shares authorized, 14,000,000 issued and outstanding at September 30, 2005 (See Note 9)	352	—

Common Stock and Other Shareholders’ Deficit
Common stock - $0.01 par value; 300,000,000 shares authorized, 170,678,965 issued, 88,049,059 treasury and 82,629,906 outstanding at September 30, 2005 and December 31, 2004 (See Note 11)	1	1
Paid-in capital	525	1,523
Treasury stock	(296)	(296)
Receivable from parent	—	(561)
Accumulated other comprehensive (loss) income	(39)	20
Accumulated deficit	(1,058)	(996)

	(867)	(309)

Total Liabilities, Redeemable Preferred Stock, Common Stock and Other Shareholders’ Deficit	$3,197	$2,696

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine months ended September 30,
	2005	2004
	(In millions)
Cash Flows from (used in) Operating Activities
Net loss	$(73)	$(94)
Adjustments to reconcile net loss to net cash from (used in) operating activities:
Depreciation and amortization	111	54
Unrealized translation loss	5	—
Minority interest in net loss (income) of consolidated subsidiaries	3	(7)
Stock based compensation expense (See Note 12)	10	2
Deferred tax benefit	(4)	(14)
Write-off of deferred financing fees (See Note 6)	11	—
Other non-cash adjustments	6	—
Net change in assets and liabilities:
Accounts receivable	(1)	(75)
Inventories	61	(42)
Accounts and drafts payable	(93)	92
Income taxes	74	9
Other assets	(11)	9
Other liabilities	4	(11)

	103	(77)

Cash Flows (used in) from Investing Activities
Capital expenditures	(63)	(29)
Acquisition of businesses, net of cash acquired	(234)	(152)
Proceeds from the sale of business, net of cash	3	—
Cash combination of BCI	—	185
Proceeds from the sale of assets	—	4

	(294)	8

Cash Flows from (used in) Financing Activities
Net short-term repayments	(12)	(6)
Borrowings of long-term debt	1,194	183
Repayments of long-term debt	(754)	(111)
Payment of dividends	(523)	—
Proceeds from issuance of preferred stock, net of issuance costs (See Note 9)	334	—
Long-term debt and credit facility financing fees paid	(22)	—
IPO related costs (See Note 1)	(8)	—
Proceeds from the issuance of common stock	—	60

	209	126

Effect of exchange rates on cash and equivalents	(6)	1

Increase in cash and equivalents	12	58
Cash and equivalents at beginning of period	152	49

Cash and equivalents at end of period	$164	$107

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$134	$74
Income taxes, net	4	3
Non-cash activity:
Settlement of note receivable from parent	$581	$—
Unpaid common stock dividends declared	27	—
Redeemable preferred stock accretion (See Note 9)	18	—
Issuance of note in RSM Transaction	—	50

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMMON STOCK AND OTHER SHAREHOLDERS’ DEFICIT

(unaudited)

	Common Stock	Paid-in Capital	Treasury Stock	Receivable from Parent	Accumulated Other Comprehensive Income (Loss) (a)	Accumulated Deficit	Total
	(In millions)
Balance, December 31, 2004	$1	$1,523	$(296)	$(561)	$20	$(996)	$(309)
Net loss	—	—	—	—	—	(73)	(73)
Translation adjustments	—	—	—	—	(54)	—	(54)

Comprehensive loss	—	—	—	—	—	—	(127)

Interest accrued on notes from parent of BCI (See Note 11)	—	20	—	(20)	—	—	—
Stock based compensation expense (See Note 12)	—	10	—	—	—	—	10
Redeemable preferred stock accretion (See Note 9)	—	(18)	—	—	—	—	(18)
Purchase accounting related to acquisition of minority interests (See Note 3)	—	121	—	—	(5)	11	127
Effect of Combinations (See Note 11)	—	(581)	—	581	—	—	—
Dividends declared (See Note 11)	—	(550)	—	—	—	—	(550)

Balance, September 30, 2005	$1	$525	$(296)	$—	$(39)	$(1,058)	$(867)

(a)	Accumulated other comprehensive income (loss) at September 30, 2005 includes a $42 net gain on foreign currency translation, $5 net loss from purchase accounting adjustments related to the acquisition of minority interests and a $76 net loss relating to the Company’s minimum pension liability adjustment. Accumulated other comprehensive income at December 31, 2004 represents $96 of net foreign currency translation gains and a $76 net loss relating to the Company’s minimum pension liability adjustment.

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions, except share amounts and as otherwise indicated)

1. Background and Nature of Operations

Hexion Specialty Chemicals, Inc. (“Hexion” or “the Company”) is engaged in the manufacture and marketing of resins, inks, coating and adhesive resins, formaldehyde, oilfield products and other specialty and industrial chemicals worldwide. Hexion was formed on May 31, 2005 upon the combination of three Apollo Management, L.P. (“Apollo”) controlled companies (the “Combinations”), Resolution Performance Products, LLC (“RPP”), Resolution Specialty Materials, Inc. (“RSM Inc.”) and Borden Chemical, Inc. (“BCI”). Apollo acquired RPP on November 14, 2000, formed RSM Inc. and purchased the Specialty Resins and Monomers and Ink business of Eastman Chemical Company (“Eastman”) on August 2, 2004 through a subsidiary (the “RSM Transaction”), Resolution Specialty Materials, LLC (“RSM”), and acquired BCI on August 12, 2004. Upon consummation of the Combinations, BCI changed its name to Hexion Specialty Chemicals, Inc., and BHI Acquisition LLC (“BHI Acquisition”), BCI’s parent, changed its name to Hexion LLC. Prior to the Combinations, on April 29, 2005, a subsidiary of BCI completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite”) (See Note 3). At September 30, 2005, the Company, including Bakelite, has 86 production, manufacturing and distribution facilities, of which 37 are located in the U.S.

The Company has incurred costs totaling approximately $34 in connection with the Combinations, during the nine months ended September 30, 2005, primarily for accounting, consulting, legal and contract termination fees. As this transaction is considered a merger of entities under common control, in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“ SFAS 141”), these costs have been expensed as incurred and are included in the 2005 Condensed Consolidated Statements of Operations as Transaction related costs.

In the third quarter of 2004, as a result of the acquisitions of RSM and BCI by Apollo, the Company incurred Transaction related costs of $47. This amount included charges for accounting and legal fees, fees paid to Apollo, payments for cancellation of restricted stock and management bonuses pertaining to the activity. See Note 3.

On April 25, 2005, the Company filed a registration statement, which is not yet effective, with the U.S. Securities and Exchange Commission (the “SEC”) for a proposed IPO of its common stock. The Company subsequently filed five amendments to its registration statement on May 2, 2005, June 13, 2005, July 15, 2005, August 26, 2005 and September 19, 2005.

The Company has incurred costs totaling approximately $8 in connection with the proposed IPO during the nine months ended September 30, 2005, primarily for accounting and legal fees. As the costs of issuing common stock are considered a reduction of the related proceeds of the offering, these costs have been deferred within Other assets on the September 30, 2005 Condensed Consolidated Balance Sheet until the IPO is effected.

2. Basis of Presentation

Prior to the Combinations, RPP, RSM Inc. and BCI were considered entities under the common control of Apollo affiliates as defined in Emerging Issues Task Force Issue No. 02-5, Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards No. 141, “Business Combinations”. As a result of the Combinations the financial statements of these entities are presented retroactively on a consolidated basis in a manner similar to a pooling of interests, and include the results of operations of each business only from the date of acquisition by the Apollo affiliates.

The accompanying unaudited Hexion Financial Statements include the following entities: RPP and its majority-owned subsidiaries as of September 30, 2005 and December 31, 2004 and for the nine months ended September 30, 2005 and 2004; RSM Inc. and its majority-owned subsidiaries as of September 30, 2005 and

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

December 31, 2004, for the nine months ended September 30, 2005, and from the date of acquisition for 2004; and BCI and its majority-owned subsidiaries (which includes Bakelite since the date of acquisition) as of September 30, 2005 and December 31, 2004, for the nine months ended September 30, 2005, and from the date of acquisition for 2004. RPP, RSM Inc. and Bakelite reflect the purchase method of accounting. BCI elected not to apply push-down accounting because it was a public reporting registrant as a result of public debt that was outstanding prior and subsequent to the acquisition by Apollo. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these unaudited Financial Statements be read in conjunction with the financial statements, accounting policies and notes included in the Company’s audited financial statements for the year ended December 31, 2004. Results for the interim periods are not necessarily indicative of results for the full year.

The following is an update of the significant accounting policies followed by the Company:

Principles of Consolidation—The Consolidated financial statements include the accounts of RPP, RSM Inc., BCI and Bakelite and their majority-owned subsidiaries in which no substantive participating rights are held by minority shareholders, after elimination of intercompany accounts and transactions. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies, are included in income on an equity basis. Investments of other companies are carried at cost.

The Company has recorded a minority interest for the equity interests in subsidiaries that are not 100% owned by the Company. At December 31, 2004, the minority interest primarily reflected the equity interest in RPP and RSM held by management and other third-parties. On May 31, 2005, the RPP and RSM minority interests were purchased in connection with the Combinations and recorded as a step acquisition (See Note 3). At September 30, 2005, the minority interest primarily reflects the Company’s ownership interest in HA-International, LLC (“HAI”), a joint venture between the Company and Delta-HA, Inc.

Loss Per Share—As a result of the Combinations, the Company’s capital structure consists of 82,629,906 shares outstanding (See Note 11). For purposes of calculating loss per share, 82,629,906 was used as the number of outstanding shares for all periods presented as no new shares were issued as a result of the legal merger of RPP, RSM and BCI. This presentation reflects the post-merger capital structure of the Company for all periods on a consistent basis. The Company did not have any potentially dilutive instruments outstanding for any periods.

The Company’s loss per share is calculated as follows:

	Nine Months ended September 30,
	2005	2004
Loss from continuing operations	$(63)	$(94)
Deduct: Redeemable preferred stock accretion	(18)	—

Loss from continuing operations available to common shareholders	$(81)	$(94)

Per share – Loss from continuing operations available to common shareholders	$(0.98)	$(1.14)

Average number of common shares outstanding during the period – basic and diluted	82,629,906	82,629,906

Stock-Based Compensation—Effective January 1, 2005, the Company elected to adopt SFAS No. 123(R) (revised 2004), Share-Based Payment. Under the provisions of SFAS No. 123(R), stock-based compensation cost

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. As the Company was considered a nonpublic entity, at the date of adoption, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to apply the prospective transition method. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since January 1, 2005. The adoption of SFAS No. 123(R) had no initial impact on the Company’s financial condition and results of operations.

Previously, the Company accounted for stock based awards under APB No. 25 and applied the minimum value method to determine fair value for disclosure requirements under SFAS No. 123. As of September 30, 2005, all awards outstanding are accounted for under SFAS No. 123(R). See Note 12.

The following table sets forth the required reconciliation of reported and pro forma net loss and earnings per share (“EPS”) under SFAS No. 148:

Nine Months Ended September 30, 2004
Net loss, as reported	$(94)

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3)

Pro forma net loss	$(91)

Average number of common shares outstanding—basic and diluted	82,629,906
Per share, as reported (basic and diluted)	$(1.14)
Per share, pro forma (basic and diluted)	$(1.10)

To determine pro forma compensation cost for the plans in accordance with SFAS No. 123, the fair value of each option grant was estimated at the date of the grant using the minimum value method and the Black-Scholes options pricing model with the following weighted average rates, dividend rates and expected lives for each of the Company’s respective plans:

	2004
	RPP	RSM	BCI
Risk-free weighted average interest rate	4.50%	3.90%	3.54%
Dividend Rate	0%	0%	0%
Expected life	7.0 years	6.3 years	5.0 years
Estimated fair value of options grants (a)	$—	$0.77	$1.01

(a)	Fair value of option grants reflects the post-contribution equivalent Hexion LLC common units giving effect to the reverse split (Note 12)

Recently Issued Accounting Standards

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB No. 143, Accounting for Asset Retirement Obligations, refers to a

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, when incurred, if the fair value of the liability can be reasonably estimated. The Interpretation is effective for the Company no later than the end of the fiscal year ending on December 31, 2005. The Company does not expect this Interpretation to have a material effect on its financial condition or results of operations.

In June 2005, the FASB staff issued FASB Staff Position 143-1, Accounting for Electronic Equipment Waste Obligations (FSP 143-1), to address the accounting for obligations associated with the Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”) adopted by the European Union. The Directive effectively obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment. The commercial user should apply the provisions of SFAS 143 and FIN 47 discussed above. FSP 143-1 shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. We adopted the FSP at certain of our European operations where applicable legislation was adopted. The impact of the adoption on the consolidated financial statements was not significant.

3. Business Acquisitions and Divestitures

Acquisition of RSM

On August 2, 2004 (the Closing Date), RSM, as assignee of RSM Inc., purchased the Specialty Resins and Monomers and Ink businesses of Eastman Chemical Company (“Eastman”) for $192, including direct acquisition costs (“RSM Transaction”).

The RSM Transaction has been accounted for under the purchase method of accounting. The cost of the RSM Transaction was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of Acquisition. Fair values were determined based upon appraisals and internal studies. As the fair value of net assets acquired exceeded cost, no goodwill was recorded in the transaction.

The RSM Transaction agreement provides for a seller indemnification (“Eastman Indemnification”), whereby Eastman agreed to indemnify RSM and its affiliates for certain losses and associated expenses occurring within specified time periods. Items covered by the Eastman Indemnification include: (i) breaches by Eastman of its representations, warranties or covenants in the acquisition agreement; (ii) product liability claims brought against the Company that relate to the manufacture, distribution, marketing or sale of any products by the predecessor business that were manufactured prior to the Closing Date and sold within ninety (90) days following the Closing Date (except to the extent that such claims relate to the actions or negligent omissions of RSM or any of its Affiliates following the Closing Date); and (iii) liabilities of Eastman or the predecessor business that were not assumed by RSM in connection with its purchase of the predecessor business.

In connection with the RSM Transaction, RSM Inc. executed a Senior Subordinated Note Purchase Agreement (“Seller Note Financing”) with Eastman on August 2, 2004, which provided for the sale of $50 aggregate principal amount of Senior Subordinated Notes of RSM Inc. to Eastman that are due and payable in 2011. Such notes were delivered to Eastman as partial consideration of the RSM Transaction. These notes were subsequently reapaid when the Company entered a new senior secured credit facility. See Note 6.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

The following table summarizes the assets acquired and liabilities assumed at the date of acquisition of RSM.

RSM at August 1, 2004
Current assets	$196
Property, plant and equipment	89
Other assets	1
Intangible assets	—
Goodwill	—

Total assets acquired	286

Current liabilities	80
Long-term debt	3
Other liabilities	11

Total liabilities assumed	94

Net assets acquired	$192

Acquisition of BCI by Apollo

On August 12, 2004, BHI Investment, LLC, an affiliate of Apollo, acquired all of the outstanding capital stock of Borden Holdings, Inc. (“BHI”), BCI’s parent at that time, for total consideration of approximately $1.2 billion, including assumption of debt.

The acquisition of BHI, and the payment of transaction fees and expenses, was financed with the net proceeds of a $475 second-priority senior secured private debt offering (the “Second Priority Notes”) by two newly formed, wholly owned subsidiaries of BCI and certain equity contributions to BHI Acquisition from Apollo. See Note 7. Collectively, these transactions are referred to as the “BCI Transaction.”

Acquisition of Bakelite

On April 29, 2005, Hexion Specialty Chemicals Canada, Inc., a subsidiary of Hexion, through its wholly owned subsidiary, National Borden Chemical Germany GmbH, completed its acquisition of Bakelite pursuant to a share purchase agreement with RÜTGERS AG and RÜTGERS Bakelite Projekt GmbH (collectively, the “Sellers”) dated October 6, 2004 (the “Bakelite Acquisition”) for a net purchase price of approximately €201, or approximately $259, subject to certain adjustments. The Company incurred direct costs associated with the acquisition of $39, which have been capitalized as part of the purchase in accordance with SFAS 141 and are included in the net purchase price. Based in Iserlohn-Letmathe, Germany, Bakelite is a producer of phenolic and epoxy thermosetting resins and molding compounds with 13 manufacturing facilities and 1,700 employees, primarily in Europe and Asia. The acquisition provides the Company with additional phenolic resin technology and products and a new epoxy resin technology platform.

        The Company financed the Bakelite Acquisition through a combination of available cash and a second-priority senior secured bridge loan facility in the amount of $250. The bridge financing arrangement had a variable interest rate equal to LIBOR plus an applicable margin and had a final maturity date of July 15, 2014. The bridge financing arrangement was settled and cancelled on May 31, 2005 using proceeds from the $150 Second-priority senior secured floating rate notes due 2010 and $100 of term loan debt borrowed under the Company’s credit facility (See Note 6). The Bakelite Acquisition has been accounted for under the purchase method of accounting. As such, Bakelite’s results of operations are included in the Company’s Condensed Consolidated Financial Statements (the “Financial Statements”) since the date of acquisition.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

On December 14, 2004, in order to mitigate the risk of foreign currency exposure related to the Bakelite Acquisition, the Company entered into a foreign currency forward position of $235 to purchase Euros with U.S. Dollars at a rate of $1.3430, contingent upon the close of the transaction. On March 31, 2005, the Company adjusted the contract to have a target settlement date of April 29, 2005 and a new exchange rate of $1.3446. In conjunction with the consummation of the Bakelite Acquisition, the Company realized an aggregate loss of approximately $9 on this contract, the current year portion of which is included as Other non-operating expense in the Condensed Consolidated Statement of Operations.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Fair values are based upon preliminary appraisals and internal studies and are subject to final adjustments.

Fair value at April 29, 2005
Current assets	$290
Property, plant and equipment	166
Other assets	4
Intangible assets	72
Goodwill	46

Total assets acquired	578

Current liabilities	158
Long-term debt	21
Other liabilities	140

Total liabilities assumed	319

Net assets acquired	$259

Of the $72 of acquired intangible assets, $19 was assigned to trade names, $16 was assigned to technology and $37 was assigned to customer relationships. The acquired intangible assets with finite lives have a weighted average useful life of approximately 14 years. The trade names have a 30-year useful life, technology has a 13-year useful life and customer relationships have a 14-year weighted average useful life.

The $46 of goodwill was assigned to the Bakelite reportable segment, none of which is expected to be deductible for tax purposes.

Pacific Epoxy Polymers Acquisition

During the second quarter of 2005, the Company acquired certain assets and assumed certain liabilities from Pacific Epoxy Polymers, Inc., a domestic manufacturer of epoxy resins, for an estimated total purchase price of $7. At closing, the Company paid $5 from available cash and issued a note for the remaining $2. This acquisition was accounted for under the purchase method of accounting and the Company has made a preliminary allocation of the purchase price resulting in goodwill of $4 million. The pro forma effects of the acquisition are not material.

Acquisition of RPP and RSM Minority Interests

Upon the Combinations, shares of RPP Inc., the former parent of RPP, and RSM Inc. held by minority shareholders and management were exchanged for shares in Hexion LLC. The minority shareholders and management held ownership interests of 28.2% and 5% for RPP and RSM, respectively, on a fully diluted basis. The acquisition of these ownership interests was accounted for under the purchase method of accounting and pushed-down to the respective acquired businesses.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

The following table summarizes the step-up to fair value of the assets acquired and liabilities assumed at the date of acquisition based upon the percentage ownership acquired from the minority shareholders. Fair values are based upon preliminary third party appraisals and internal studies and are subject to final adjustments.

Incremental fair value at May 31, 2005
Current assets	$9
Property, plant and equipment	26
Intangible assets	15
Goodwill	50
Other assets	15

Total asset step-up	115

Current liabilities	3
Long-term debt	8
Other liabilities	14

Total liability step-up	25

Net assets stepped-up	$90

As a result of the exchange of minority interest shares, Shareholders’ Deficit was adjusted by $127, consisting of the $90 step-up to fair value of net assets and a $37 reclassification from minority interest to Paid-in capital. Additionally, $5 and $11 of Accumulated other comprehensive income and Accumulated deficit were reclassified to Paid-in capital to recognize an accumulated negative basis by minority interest holders whose shares were exchanged.

Of the $15 of acquired intangible assets, approximately $13 was assigned to patents and $2 was assigned to trademarks. The acquired intangible assets have a weighed average useful life of 20 years.

Of the $50 of goodwill, $5 was assigned to the RSM-SRM reportable segment, $1 was assigned to the RSM-Inks segment, $22 was assigned to the RPP-Americas segment and $22 was assigned to the RPP-Europe segment. No goodwill is expected to be deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results of operations as if the Bakelite Acquisition and the combination of RPP, RSM Inc. and BCI had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to the acquisitions. The pro forma adjustments reflected in the tables below include amortization of intangibles, depreciation adjustments due to the write-up of property, plant and equipment to estimated fair market value, and interest expense on the acquisition debt for the Bakelite Acquisition and related income tax effects.

	Nine Months ended September 30,
	2005	2004
Net sales	$3,564	$2,983
Loss from continuing operations	(71)	(340)
Net loss	(81)	(340)

Basic and Diluted Share Data
Loss from continuing operations	$(1.08)	$(4.11)
Net loss	(1.20)	(4.11)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

The following are included in the pro forma Loss from continuing operations:

	Nine Months ended September 30,
	2005	2004
Payment to Apollo to cancel fee agreements	$11	$—
Cost of sales related to inventory sold that was stepped-up at the acquisition date	16	9

	$27	$9

The pro forma financial information does not necessarily reflect the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented, nor is such information indicative of future operating results.

4. Discontinued Operations

In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financing arranged by The Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of the Company, was acquired by Blackstone, which subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). The Company received approximately $309 in cash and 11% of IHDG common stock for its interest in BDPH. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. IHDG emerged from bankruptcy in April 2001. The IHDG Litigation Trust (the “Trust”) was created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against the Company and certain of its affiliates seeking to have the IHDG transaction voided as a fraudulent conveyance and asking for a judgment to be entered against the Company for $314 plus interest, costs and attorney fees. On June 8, 2005, the Company reached an agreement with the parties to settle and release all claims against the Company for $15. The amount was subsequently paid by the Company in July 2005. As the settlement directly related to a divested business which was accounted for as a discontinued operation in 1997, the Company has included the settlement cost in Loss from discontinued operations in its Financial Statements.

In 1996 and 1997, the Company sold its Dairy and Foods businesses. Both disposals were accounted for as discontinued operations in those years. In 2005, the Company received $5 as settlement from a class action suit related to raw material purchases by the divested businesses between July 21, 1991 and June 30, 1995. As the settlement directly related to the previously divested businesses, the Company has included the settlement proceeds in Loss from discontinued operations in its Financial Statements.

Typically, losses from discontinued operations are recorded in the Financial Statements net of tax; however, because the Company has a full valuation allowance on its domestic deferred tax assets and is unable to realize an income tax benefit from these losses, the corresponding benefit has been offset by a full valuation allowance.

5. Related Party Transactions

Administrative Service, Management and Consulting Arrangements

In connection with their respective acquisitions by Apollo, RPP, RSM and BCI entered into certain management, consulting and transaction fee agreements with Apollo and its affiliates for the provision of certain structuring and advisory services. These agreements allowed Apollo and its affiliates to provide certain advisory services to the companies for terms up to ten years. The companies also agreed to indemnify Apollo and its

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under these agreements. In addition, upon the closing of the RSM and BCI transactions in the third quarter of 2004, the Company paid $12 for transaction and advisory services, and reimbursed expenses of $1. Prior to the Combinations, on May 31, 2005, RPP and RSM terminated their agreements with Apollo, thereby releasing any and all obligations and liabilities by all parties under the respective agreements. In consideration of the terminations, RPP and RSM paid Apollo $4 and $7, respectively. These amounts are included within Transaction related costs in the Company’s Consolidated Statements of Operations.

At the time of the Combinations, the Company entered into a seven-year, amended and restated version of the former BCI management consulting agreement with Apollo (the “Amended Management Consulting Agreement”). The terms of the Amended Management Consulting Agreement currently provide for annual fees of approximately $3 and provide for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale of the Company or an IPO.

Pursuant to the agreements in effect, during each of the nine months ended September 30, 2005 and 2004, the Company paid fees of $3 and $1, respectively. These amounts are included within Other operating expense in the Company’s Consolidated Statements of Operations. There were no amounts payable to Apollo at September 30, 2005 or December 31, 2004.

In connection with the Bakelite Acquisition, in exchange for deal structuring and negotiating provided by Apollo, the Company made payments to Apollo in the amount of $4. These amounts are considered direct costs of the acquisition and have been capitalized as part of the purchase.

Other Transactions and Arrangements

The Company sells finished goods to an unconsolidated joint venture of the Company and certain Apollo affiliates. These sales totaled $20 and $7 for the nine months ended September 30, 2005 and 2004, respectively. Accounts receivable from these affiliates totaled $4 and $1 at September 30, 2005 and December 31, 2004, respectively. The Company also purchases raw materials and services from certain Apollo affiliates. These purchases totaled $4 and $5 for the nine months ended September 30, 2005 and 2004, respectively. The Company had accounts payable to Apollo affiliates of less than $1 at September 30, 2005 and December 31, 2004 related to these purchases.

In the first quarter of 2005, BCI received a payment of $8 from its previous owner, Kohlberg Kravis Roberts & Co., for adjustments made to the purchase price of the Apollo acquisition of BCI. This amount was subsequently paid to BCI’s parent, BHI Acquisition, in the second quarter of 2005.

Upon closing the BCI Transaction, BCI paid transaction related costs of $9 on behalf of BHI Investment LLC, $22 on behalf of BW Holdings, LLC and shared compensation costs of $12. These amounts are included in Transaction related costs.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

6. Debt

Debt outstanding at September 30, 2005 and December 31, 2004 consisted of the following:

	September 30, 2005		December 31, 2004
	Long - Term	Due Within One Year	Long - Term	Due Within One Year
Revolving Credit facilities	$—	$—	$28	$—
Senior Secured Notes:
8% Senior secured notes due 2009 (includes $1 of unamortized debt premium at September 30, 2005 and $0 at December 31, 2004)(a)	141	—	140	—
9.5% Senior second secured notes due 2010 (includes $2 of unamortized debt premium at September 30, 2005 and $1 at December 31, 2004)(a)	202	—	201	—
9% Second-priority senior secured notes due 2014	325	—	325	—
Floating rate second-priority senior secured notes due 2010 (includes $2 of unamortized debt discount at September 30, 2005 and $0 at December 31, 2004)	298	—	150	—
Credit Agreement: term loans due 2010	494	5	123	2
Unsecured Debentures:
9.2% debentures due 2021	115	—	115	—
7.875% debentures due 2023	247	—	247	—
Sinking fund debentures: 8.375% due 2016	78	—	78	—
13.5% Senior subordinated notes due 2010 (includes $9 of unamortized debt premium at September 30, 2005 and $4 at December 31, 2004)(a)	337	—	332	—
Seller senior subordinated notes due 2011	—	—	50	—
Other:
Industrial revenue bonds due 2009	34	—	34	—
Other	24	9	7	5
Capital Leases	11	1	4	—

Total current maturities of long-term debt	—	15	—	7
Short-term debt (primarily foreign bank loans)	—	46	—	9

Total debt	$2,306	$61	$1,834	$16

(a)	September 30, 2005 balance includes purchase accounting adjustments as a result of the acquisition of RPP’s minority interests (See Note 3). These adjustments have been reflected as unamortized debt premiums.

Credit Facility

In May 2005, the Company entered into a new $775 senior secured credit facility (“Hexion Credit Facility”) and replaced and repaid the RPP and RSM credit facilities, including the RPP $150 revolving credit facility entered into on January 24, 2005, $100 of the Bakelite bridge loan facility (See Note 3) and the Seller senior subordinated notes. The Hexion Credit Facility has a $225 revolving credit facility and $500 term loan facility. The facility will also provide a $50 synthetic letters of credit facility (“LOCs”). Repayment of 1% of the term loan per annum must be made quarterly with the balance payable upon the final maturity date. Further, the Company may be required to make additional repayments on the term loan beginning in the second quarter of

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

2007 if the Company generates excess cash flow, as defined in the agreement. Interest on the term and revolving loan facilities is LIBOR plus 2.5% or the higher of prime rate plus 1% or the Federal Funds Rate plus 1.5%. Loans made in Canadian dollars will carry interest at the Canadian Bankers’ Acceptance rate plus 2.5% or the higher of prime rate plus 1% or average banker’s acceptance rate plus 1.5%. Loans made in sterling will carry interest at LIBOR plus 2.5% or the rate quoted by JPMorgan Chase Bank, N.A. (“JPMCB”) as its base rate for such loans plus 1%. Loans denominated in euros will carry interest at EURO LIBOR plus 2.5% or the rate quoted by JPMCB as its base rate for such loans plus 1%. Interest rates are subject to reduction based on an improved leverage ratio. The Hexion Credit Facility has commitment fees (other than with respect to the synthetic LOC facility) equal to 0.5% per annum of the unused line fee plus a fronting fee of 0.25% of the aggregate face amount of outstanding LOCs. The synthetic LOC facility has a commitment fee of 0.1% per annum. The Hexion Credit Facility is secured by substantially all the assets of Hexion, subject to certain exceptions. The Hexion Credit Facility contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures, and the maintenance of certain financial ratios. Payment of borrowings under the Hexion Credit Facility may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. On May 31, 2005, the Company issued $500 term loans under the facility of which approximately $300 of the proceeds were used to repay existing debt including borrowings under the RPP $150 revolving credit facility entered into January 24, 2005, $125 term note under the RSM facility, $100 of the Bakelite bridge loan facility (See Note 3) and the Seller senior subordinated notes. The remainder was used to pay a dividend to the Company’s parent and transaction expenses. The Company incurred financing costs of $18 related to the Hexion Credit Facility. These costs are included within Other assets on the Financial Statements and will be amortized over the life of the related debt.

In the second quarter of 2005, the Company incurred a charge for the write-off of deferred financing costs totaling $17. Of this amount, $6 was related to the Bakelite Acquisition bridge loan facility, which was entered into and repaid during the quarter, and $11 was related to the early termination of the RPP, RSM and BCI credit facilities. The $17 expense is included in Write-off of deferred financing fees on the Condensed Consolidated Statements of Operations.

For the nine months ended September 30, 2005, the Company incurred an unrealized loss of $10, related to a foreign subsidiary’s $290 U.S. dollar denominated term loan. The loss is included as Other non-operating expense on the Condensed Consolidated Statements of Operations. On October 11, 2005, the Company entered into a three-year swap agreement to offset balance sheet and interest rate exposures and cash flow variability associated with exchange rate fluctuations on the term loan.

Senior Secured Notes

In May 2005, the Company issued $150 Second-Priority Senior Secured Floating Rate Notes due 2010. The notes were issued at a discount of 98.846%. Interest on the notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 5.5% and is payable on January 15, April 15, July 15 and October 15, commencing on July 15, 2005. These notes may be redeemed at any time on or after July 15, 2006 at the applicable redemption price set forth in the indenture for the notes. In addition, up to 35% of these notes may be redeemed prior to July 15, 2006 with cash proceeds from certain equity offerings at the applicable redemption price set forth in the indenture for the notes. The notes are collateralized by a second-priority security interest in the same collateral as the remaining $150 of Floating rate second-priority senior secured notes, the 9% Second-priority senior secured notes and the 9.5% Senior second secured notes, which are all second in priority (subject to Permitted Liens) to the Hexion Credit Facility and the 8% Senior secured notes. The proceeds from the notes were used to repay in

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

part the bridge loan facility used to finance the Bakelite Acquisition (See Note 3). The Company incurred financing costs of $4 related to the issuance of the Senior Secured Notes. These costs are included within Other assets on the Financial Statements and will be amortized over the life of the notes.

Following the Combinations, the Company, certain of its U.S. subsidiaries and Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance) guarantee the senior secured debt previously issued by RPP (See Note 15).

7. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements and (v) agreements with public authorities on subsidies received for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements and (v) governments or agencies subsidizing research or development. In addition, the Company guarantees certain payables of its subsidiaries for the purchase of raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at September 30, 2005.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable. With respect to certain of the aforementioned guarantees, the Company maintains limited insurance coverage that mitigates potential payments to be made.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

8. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal, state and local levels as well as foreign laws and regulations, and therefore is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant.

The Company has recorded liabilities, relating to 69 locations (63 at December 31, 2004), of approximately $39 and $41 at September 30, 2005 and December 31, 2004, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $27 to $80, in the aggregate, at September 30, 2005. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions at September 30, 2005:

BCP Geismar Site—BCI formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. BCI retained a 1% interest and the general partner interest, which were held by its subsidiary, BCP Management (“BCPM”). BCI also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among BCI, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, BCI agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

A groundwater pump and treat system for the removal of contaminants is operational, and natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

The Company has recorded a liability of approximately $20 and $21 at September 30, 2005 and December 31, 2004, respectively, related to the BCP Geismar site. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with this site may fall within a range of $14 to $32, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $30 over thirty years.

Following are expected payments for each of the next five years, and a reconciliation of the expected aggregate payments to the liability reflected at September 30, 2005:

2005	$1
2006	2
2007	2
2008	1
2009	1
Remaining aggregate payments	23

Total undiscounted liability	30
Less: discount to net present value	(10)

Liability per Condensed Consolidated Balance Sheet	$20

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 29 sites (26 at December 31, 2004) in which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company has recorded a liability of approximately $8 at September 30, 2005 and December 31, 2004 related to these sites. The Company anticipates approximately 60% of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and therefore, has little control over the costs and timing of cash flows. At 17 of the 29 sites, the Company’s share is less than 1%. At the remaining 12 sites, the Company has a share of up to 8.8% of the total liability which accounts for $7 of the total amount reserved for superfund / offsite landfill sites at September 30, 2005 and December 31, 2004. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may be as low as $6 or as high as $19, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation, and the availability of insurance coverage. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at 15 locations currently owned by the Company, of which 2 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis;

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $7 and $8 at September 30, 2005 and December 31, 2004, respectively, for remediation and restoration liabilities at these locations. The Company anticipates approximately $4 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Approximately $2 of these reserves is included in the Company’s business realignment reserve, as the environmental clean up is being handled in conjunction with planned closure of the location. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $5 to $15, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 10 locations (9 at December 31, 2004) formerly owned by BCI. The Company has accrued approximately $3 at September 30, 2005 and December 31, 2004 for remediation and restoration liabilities at these locations. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $2 to $14, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 13 sites (11 at December 31, 2004) that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1 at September 30, 2005 and December 31, 2004, respectively, related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

BCI formerly operated the Smith Douglass fertilizer business, which included a phosphate processing operation in Manatee County, Florida and an animal food processing operation in Hillsborough County, Florida. Both operations were sold in 1980. The EPA sent the Company and another former owner of the Manatee County facility a request for $0.1 relating to oversight costs incurred when the site was abandoned by its current owner. The Company is disputing the charge. The Company is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on this site. The Company is aware that the current owner of the Hillsborough County site ceased operations in March 2004 and is working with governmental agencies to effect closure of that site. At this time, the Company has received an information request from the EPA but has not received any demands from any governmental agencies or others regarding the closure and environmental cleanup at this site, which the Company believes is the responsibility of the current owner. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

As a result of the Bakelite Acquisition, the Company acquired a site in Duisburg, Germany with significant soil and groundwater contamination beneath a facility that is shared with Rütgers Chemicals AG (“Rütgers”). Rütgers is in discussions with the local authorities concerning a proposed remediation plan; however, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. Rütgers has contractually agreed to provide indemnifications to the Company with respect to this matter until 2025, subject to certain exceptions and limitations. Management believes that it is unlikely that the Company will have to take extensive actions for remediation. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

For environmental conditions that existed at RPP related sites prior to November 2000, the Royal Dutch/Shell Group of Companies (“Shell”) generally will indemnify the Company for environmental damages associated with environmental conditions that occurred or existed before the recapitalization in November 2000, subject to certain limitations. There have been no claims against RPP since November 2000 relating to RPP environmental matters; therefore, the Company has no accruals at September 30, 2005 and December 31, 2004 relating to RPP environmental matters.

According to the terms of the RSM Transaction, Eastman retained the liability and indemnified RSM for certain matters that occurred or existed before the acquisition in August 2004 subject to certain limitations.

Non-Environmental Legal Matters

The Company has reserved approximately $13 and $21 at September 30, 2005 and December 31, 2004, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against BCI’s primary Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. Argument was made to the court in September 2004; the Company is awaiting its ruling. At September 30, 2005, the amount of the assessment, including tax, penalties, monetary correction and interest, is 72 million Brazilian Reais, or approximately $32. The Company believes it has a strong defense against the assessment and will pursue the appeal vigorously, including appealing to the judicial level; however, there is no assurance that the assessment will not be upheld. At this time, the Company does not believe a loss is probable; therefore, only related legal fees have been accrued.

HAI Grand Jury Investigation—HAI received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a foundry resins Grand Jury investigation. HAI has provided documentation in response to the subpoena. As is frequently the case when such investigations are in progress, various antitrust lawsuits have been brought against the Company alleging that BCI and HAI, along with various other entities, engaged in a price fixing conspiracy. At this time, the Company does not believe a loss is probable; therefore, only related legal fees have been accrued. The Company does not have sufficient information to determine a range of possible outcomes for this matter at this time.

CTA Acoustics—From the third quarter 2003 to the first quarter 2004, six lawsuits were filed against BCI in the 27th Judicial District, Laurel County Circuit Court, in Kentucky, arising from an explosion at a customer’s plant where seven plant workers were killed and other workers were injured. The lawsuits primarily seek recovery for wrongful death, emotional and personal injury, loss of consortium, property damage and indemnity. The litigation also includes claims by the Company’s customer against its insurer and the Company for property damage. On October 20, 2005, a settlement was reached with representatives of the seven deceased plant workers and twelve seriously injured workers. The Company’s proposed share of the settlement amount is covered by insurance. In the unlikely event that the co-defendants do not pay their $21 proposed share of the settlement, the Company could be held liable for this amount. The Company believes any additional liability would be covered

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

by insurance. The property damage claim and suits by workers for emotional distress and minor injuries remain to be resolved. The Company previously accrued $5, the amount of its insurance deductible, relating to these actions and has insurance coverage expected to address any additional payments and legal fees.

Other Legal Matters— The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. In large part, as a result of the bankruptcies of many asbestos producers, plaintiffs’ attorneys are increasing their focus on peripheral defendants, including the Company, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products the Company has made or used, including those containing silica and vinyl chloride monomer. The Company does not believe that it has a material exposure relating to these claims and believes it has adequate reserves and insurance to cover currently pending and foreseeable future claims.

The Company is named in two lawsuits filed in Hillsborough County, Florida Circuit Court, relating to an animal feed supplement processing site formerly operated by BCI and sold in 1980. The lawsuits are filed on behalf of multiple residents of Hillsborough County living near the site and allege various injuries related to exposure to toxic chemicals. At this time, the Company has inadequate information from which to estimate a potential range of liability, if any.

Other Commitments and Contingencies

The Company entered into contractual agreements with Shell and other third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain RPP facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. Such contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company entered into contractual agreements with Shell and other third parties for the purchase of feedstocks. The terms of the agreements vary from three to ten years, extendable at the Company’s request and cancelable by either party as provided for in the respective agreements. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

On October 15, 2004, in order to secure the long-term supply of a key raw material, the Company entered into a ten-year contract with a supplier to purchase a specified quantity of product at a specified price whether or not it takes delivery. Prices are adjusted annually according to a formula that is based on an agreed upon raw material benchmark index. The initial volume is adjusted annually based on the prior year’s sales of the related finished good manufactured with the raw material. In addition, the Company is party to a non-cancelable agreement to purchase certain gas supplies at a fixed monthly rate through June 30, 2012. The Company is required to make minimum annual payments under these contracts as follows:

2005	$2
2006	3
2007	3
2008	3
2009	3
2010 and beyond	14

Total minimum payments	28
Less: Amount representing interest	(8)

Present value of minimum payments	$20

The Company had purchases of $2 during the nine months ended September 30, 2005 under the contracts.

9. Redeemable Preferred Stock

In May 2005, Hexion Escrow Corp., a subsidiary of Hexion which merged into Hexion coincidental with the Combinations, offered 14 million shares of Redeemable Series A Floating Rate Preferred Stock, par value $0.01 per share, and a liquidation preference of $25 per share (the “Preferred Stock”). The Preferred Stock will accumulate cumulative preferential dividends from the issue date at an initial rate of LIBOR plus 8.0%, compounded semi-annually. The dividend rate increases 75 basis points every six months beginning November 15, 2005 until May 15, 2007, at which time the rate is LIBOR plus 11.0%. Dividends will be paid by issuing additional shares of Preferred Stock through May 15, 2010. Thereafter, dividends will be required to be paid in cash. Prior to November 15, 2005, the Company has the option to redeem all or a portion of the Preferred Stock at 100% of the aggregate liquidation value plus accrued and unpaid dividends. After November 15, 2005, the Company has the option to redeem all or a portion of the Preferred Stock at between 101% and 103% of the aggregate liquidation value plus accrued and unpaid dividends. On or after May 15, 2007, the Company may convert the Preferred Stock from a floating rate security to a fixed rate security, with dividends payable at an annual rate equal to 14.0%. On October 15, 2014, or upon a change in control of the Company, the Preferred Stock shareholders have the option to require the Company to repurchase all or a portion of the Preferred Stock. Because of this mandatory redemption clause, the Preferred Stock is considered a mezzanine financing and is recorded outside of Common Stock and Other Shareholders’ Deficit.

The Company expects to use a portion of the proceeds it receives from its proposed IPO (See Note 1) to redeem the Preferred Stock. The net proceeds from the Preferred Stock issuance were $334, after deducting underwriting expenses and expenses of the offering of $16, and were used along with term loan debt borrowed under the Hexion Credit Facility to pay a dividend to its parent on May 31, 2005 (See Note 11). For presentation purposes, the issuance costs of $16 offset the carrying amount of the Preferred Stock. These costs are amortized using the effective interest method from the issue date through October 15, 2014. For accounting purposes, the Preferred Stock is considered increasing rate preferred stock issued at an implied premium. As such, the implied

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

premium is being accreted using the effective interest method from the issue date through May 15, 2007, which is the commencement of the perpetual dividend. For the nine months ended September 30, 2005, the Company has recognized accreted dividends, including accretion of the implied premium, of $18.

10. Pension and Postretirement Expense

Following are the components of net pension and postretirement expense recognized by the Company for the periods ended September 30, 2005 and 2004:

	Pension		Postretirement
	Nine months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Service cost	$11	$5	$—	$—
Interest cost	17	6	1	—
Expected return on plan assets	(20)	(8)	—	—
Amortization of prior service cost	—	—	(8)	(1)
Recognized net actuarial loss (gain)	6	—	(2)	(1)

	$14	$3	$(9)	$(2)

The amortization of prior service cost included in the postretirement benefit relates to plan amendments made in 2004 and 2003.

As part of the Bakelite Acquisition, the Company acquired various defined benefit and defined contribution pension plans covering Bakelite’s employees worldwide. In Germany, Bakelite provides a defined benefit pension plan with a total projected benefit obligation of $78, while in certain other countries, defined contribution pension plans are provided. In addition, Bakelite’s Italian and Korean subsidiaries have statutory requirements to provide severance indemnity benefits to employees. All of the Bakelite benefit plans are unfunded. The Company anticipates making contributions of $1 to pay current obligations related to the Bakelite benefit plans in 2005.

11. Common Stock and Other Shareholders’ Deficit

On September 19, 2005, the Board of Directors approved a 0.85268157-to-1 reverse stock split. The reverse stock split was effective September 19, 2005 and the par value of the common stock remained at $0.01 per share. All share and per share amounts have been retroactively adjusted for all periods presented to reflect the 0.85268157-to-1 reverse stock split.

As a result of the Combinations and subsequent reverse stock split, the Company’s capital structure consists of 82,629,906 shares outstanding. The Company’s capital structure has been retroactively consolidated for all periods presented. No new shares were issued as a result of the legal merger of RPP, RSM and BCI.

        In conjunction with the Combinations, Hexion declared a dividend to its parent of $550 and paid $517 on May 31, 2005. Approximately $6 of the unpaid amount was distributed in the third quarter of 2005, and the remainder is expected to be paid in the second quarter of 2007, and is classified in Other long-term liabilities.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

The dividend was funded through the proceeds from the issuance of preferred stock and from amounts borrowed under the Company’s credit facility.

At December 31, 2004, BCI held a note receivable in an aggregate principal amount of $405 and accrued interest of $156 from BHI Acquisition, which was accounted for as a reduction of equity. The note accrued interest at 12% per year, payable quarterly, and BCI accrued interest quarterly in paid-in capital. The notes were previously due from Borden Holdings, Inc., BCI’s parent prior to August 12, 2004. Historically, Borden Holdings, Inc. funded the payment of the interest on the note through common dividends received from BCI. BCI had not received a payment on the accrued interest, nor had BCI paid an associated dividend, since October 15, 2001. In connection with the Combinations, the note (including $176 of accrued interest to the date of the Combinations) was reclassified to Paid-in capital.

12. Stock Based Compensation

Prior to the Combinations, RPP, RSM and BHI Acquisition maintained three stock option plans: the RPP 2000 Stock Option Plan (the “RPP plan”), the RSM 2004 Stock Option Plan (the “RSM plan”) and the BHI Acquisition 2004 Stock Incentive Plan (the “2004 Incentive Plan”). In addition to these option plans, the Company’s parent maintains a stock-based deferred compensation plan. Upon the Combinations, the stock options under the RPP plan and RSM plan were exchanged for equivalent stock options under the 2004 Incentive Plan based upon relative fair value.

On September 20, 2005, a 0.464637297-to-1 reverse stock split of Hexion LLC common units was made effective. All common unit amounts relating to options issued by Hexion LLC to the Company’s employees and directors have been retroactively adjusted for all periods presented to reflect the 0.464637297-to-1 reverse stock split. At September 30, 2005, on an as converted basis, there were approximately 4,137,000 options outstanding under the 2004 Incentive Plan and approximately 1,008,000 deferred common stock units under the deferred compensation plan. All outstanding awards at September 30, 2005 are denominated in Hexion LLC units.

In connection with the filing of a registration statement, which is not yet effective, with the SEC for a proposed IPO of its common stock, the Company became subject to the measurement requirements as a public company and consequently remeasured liability designated awards. In addition, modifications to the awards under the 2004 Incentive Plan and the stock-based deferred compensation plan were made to allow for the value of the options to be determined by fair market value instead of by formula. Also, certain directors’ options granted under the RPP plan and RSM plan, which would have been forfeited upon the Combinations, were modified to allow for immediate vesting. These equity modifications were treated in accordance with the provisions of SFAS No. 123(R). As a result of this remeasurement and modifications associated with the Combinations to the RPP plan, the RSM plan, the 2004 Incentive Plan and the deferred compensation plan, the Company recognized a compensation charge of $10 for the nine months ended September 30, 2005, which is included in Selling, general & administrative expense. The Company expects to realize additional compensation expense of $20, which will be recognized over the vesting period of the underlying stock based awards. These awards are expected to vest over the next seven years.

The Company’s compensation expense was calculated using the Black-Scholes pricing model with risk-free weighted average interest rates ranging from 2.83% to 4.23%, expected lives of 0.75 to 8.22 years, a dividend rate of zero and expected volatility of 30%. In calculating the compensation expense recognized in connection with the modification of the options, the fair value of the Company’s common stock was calculated using a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) approach, which is a valuation technique commonly used by the investment banking community. Under this technique, estimated

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

enterprise values are the result of an EBITDA multiple derived from comparison to comparable company multiples applied to an appropriate EBITDA amount. The equity value is then calculated by subtracting the amount of the company’s net debt from the calculated enterprise value. This calculation yielded a fair value per share of $17.52 at the combination date.

On May 11, 2005, BHI Acquisition issued options to purchase 84,424 membership units to the Company’s non-management directors. These options have a ten-year life with immediate vesting and exercise upon an IPO. Upon the consummation of an IPO, the Company will recognize expense of $1, which represents the fair value of the options at the date of grant as determined by the Black-Sholes pricing model.

13. Income Taxes

Effective with the Combinations, Hexion and its eligible subsidiaries file consolidated income tax returns. Prior to the Combinations, RPP, RSM and BCI each filed separate returns. The Company uses the asset and liability method required by SFAS No. 109 to provide income taxes on all transactions recorded in its Financial Statements. This requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that the Company expects to be in effect when the underlying items of income and expense are to be realized. The Company’s expense for income taxes includes the current and deferred portions of that expense.

A valuation allowance is provided when it is more likely than not that some portion of the Federal tax asset will not be realized. At the date of their acquisition by Apollo, BCI and RSM had valuation allowances on a portion of their deferred tax assets. Those assets consisted primarily of net operating and capital loss carryforwards. At that time, RPP had a net deferred tax liability. As a result of the Combinations, the total valuation allowance was reduced by $50 based on RPP’s net deferred tax liability position. In management’s opinion, the results of future operations will not generate sufficient taxable income to realize these deferred tax assets. Consequently, a full valuation allowance has been provided against these attributes.

Income tax expense for the nine-month period ending September 30, 2005 primarily reflects the impact of taxes on income in non-U.S. jurisdictions, the impact of a cumulative translation adjustment on the settlement of an intercompany loan that had been previously treated as permanently invested and the adjustment of an income tax reserve in the Netherlands. The Company has increased its valuation allowances in various tax jurisdictions, including the U.S., related primarily to net operating losses that may not be realized.

Each quarter, taxes for the full year are estimated and year-to-date tax accrual adjustments are made. Revisions of the full year estimate of accrued taxes occur periodically due to changes in the tax rates, audit resolution with taxing authorities, and newly enacted statutory, judicial and regulatory guidance. These changes, when they occur, affect accrued taxes and can result in a change in the quarterly tax provision. Although the final resolution of any proposed adjustments is uncertain and may involve unsettled areas, based on currently available information, the Company has provided the best estimate of the probable tax liability for such matters.

14. Segment Data

At September 30, 2005, the Company’s management had not made a final determination regarding the financial reporting structure of the internal organization and the composition of its reportable segments. Subsequent to the Combinations, the Company’s management has continued to make operating decisions and assess performance based upon the reportable segments in place prior to the Combinations.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

The Company’s reportable segments were determined in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, based on the way that management organized the business operations for decision-making purposes. This organization of the business operations has resulted in a historical presentation of nine segments, including Bakelite, which is deemed to be a reportable segment of BCI. Prior to the Combinations, the legacy RPP business organized and managed its operations on the basis of geographic regions. These geographic regions resulted in three reportable segments: (i) Americas, (ii) Europe and Africa, and (iii) Asia Pacific and Middle East. RSM operated its business by product line, and had two reportable segments: (i) Specialty Resins and Monomers (“SRM”) and (ii) Inks. BCI had four reportable business segments: (i) Forest Products, (ii) Performance Resins, (iii) International and (iv) Bakelite, which was acquired by BCI in April 2005. Consolidated results for RSM and BCI also include Corporate & Other, which includes general and administrative expenses.

The following tables include the stand-alone disclosures for each of the nine historical segments in accordance with SFAS No. 131. In addition, the Company has voluntarily included the RSM and BCI information using the same segments utilized by RPP because management deems the additional segment data to be beneficial for an enhanced understanding of the combined entity.

Net sales to external customers:

	Nine months ended September 30, 2005
	RPP	RSM	BCI (1)	Elim. (2)	Total
Americas	$405	$393	$1,245	$(12)	$2,031
Europe and Africa	530	276	398	(30)	1,174
Asia Pacific and Middle East	1	9	102	—	112

Total	$936	$678	$1,745	$(42)	$3,317

	Nine months ended September 30, 2004
	RPP	RSM (3)	BCI (4)	Elim. (2)	Total
Americas	$315	$76	$212	$—	$603
Europe and Africa	391	48	23	—	462
Asia Pacific and Middle East	2	2	12	—	16

Total	$708	$126	$247	$—	$1,081

(1)	Includes Bakelite results from the date of the Bakelite Acquisition.
(2)	Entries to eliminate transactions between RPP, RSM and BCI.
(3)	Includes results from August 2, 2004.
(4)	Includes results from August 12, 2004.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

Operating income (loss):

	Nine months ended September 30, 2005
	RPP	RSM	BCI (1)	Elim. (2)	Total
Americas	$(18)	$(21)	$76	$(1)	$36
Europe and Africa	79	44	7	(2)	128
Asia Pacific and Middle East	(2)	1	3	—	2

Total	$59	$24	$86	$(3)	$166

	Nine months ended September 30, 2004
	RPP	RSM (3)	BCI (4)	Elim. (3)	Total
Americas	$1	$(14)	$(30)	$—	$(43)
Europe and Africa	6	4	—	—	10
Asia Pacific and Middle East	—	—	1	—	1

Total	$7	$(10)	$(29)	$—	$(32)

(1)	Includes Bakelite results from the date of the Bakelite Acquisition.
(2)	Entries to eliminate intersegment transactions between RPP, RSM and BCI.
(3)	Includes results from August 2, 2004.
(4)	Includes results from August 12, 2004.

Total assets

	September 30, 2005
	RPP	RSM	BCI	Elim. (1)	Total
Americas	$687	$173	$871	$(18)	$1,713
Europe and Africa	562	217	614	(36)	1,357
Asia Pacific and Middle East	1	15	111	—	127

Total	$1,250	$405	$1,596	$(54)	$3,197

	December 31, 2004
	RPP	RSM	BCI	Elim. (1)	Total
Americas	$644	194	$840	$(4)	$1,674
Europe and Africa	611	193	131	—	935
Asia Pacific and Middle East	1	13	73	—	87

Total	$1,256	$400	$1,044	$(4)	$2,696

(1)	Entries to eliminate transactions between RPP, RSM and BCI and to record deferred taxes.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

Reconciliation of operating income to loss from continuing operations before income tax and minority interest:

	Nine months ended September 30, 2005	Nine months Ended September 30, 2004 (1)
Operating income (loss)	$166	$(32)
Interest expense	(152)	(73)
Write-off of deferred financing fees	(17)	—
Other non-operating expense, net	(14)	—

Loss from continuing operations before income tax and minority interest	$(17)	$(105)

(1)	Includes RSM results from August 2, 2004 and BCI results from August 12, 2004.

Set forth below is the segment reporting for RSM and BCI.

Segment reporting for RSM for the nine months ended September 30, 2005 and 2004:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004 (1)
Net sales to external customers
SRM	$545	$98
Inks	133	28

Total	$678	$126

Operating income (loss)
SRM	$47	$(1)
Inks	5	(2)
Corporate and Other	(28)	(7)

Total	$24	$(10)

	September 30, 2005	December 31, 2004
Total Assets
SRM	$304	$288
Inks	101	108
Corporate and Other	—	4

Total	$405	$400

(1)	Includes results from August 2, 2004.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

Segment reporting for BCI for the nine months ended September 30, 2005 and 2004:

	Nine months ended September 30, 2005 (2)	Nine months ended September 30, 2004 (1)
Net sales to external customers
Forest Products	$766	$132
Performance Resins	369	62
Bakelite(2)	297	—
International	313	53

Total	$1,745	$247

Segment EBITDA
Forest Products	$90	$15
Performance Resins	55	7
Bakelite(2)	14	—
International	30	3
Corporate and Other	(32)	(2)

Total	$157	$23

	September 30, 2005	December 31, 2004
Total Assets
Forest Products	$373	$403
Performance Resins	213	213
Bakelite	534	—
International	288	291
Corporate and Other	188	137

Total	$1,596	$1,044

(1)	Includes results from August 12, 2004.
(2)	Includes Bakelite results from the date of the Bakelite Acquisition.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

Reconciliation of Segment EBITDA to net loss:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004 (1)
Segment EBITDA—BCI:
Forest Products	$90	$15
Performance Resins	55	7
Bakelite	14	—
International	30	3
Corporate & Other	(32)	(2)
Operating expense not included in BCI Segment EDITDA	(24)	(45)
Depreciation and amortization-BCI	(47)	(7)
Operating income-RPP	59	7
Operating income (loss)-RSM	24	(10)
Transaction costs and elimination of intercompany profits	(3)	—

Total operating income (loss)—consolidated	166	(32)

Interest expense—consolidated	(152)	(73)
Write-off of deferred financing fees	(17)	—
Other non-operating expense—consolidated	(14)	—
Income tax (expense) benefit—consolidated	(43)	4
Minority interest in net (income) loss income of consolidated subsidiaries	(3)	7
Loss from discontinued operations	(10)	—

Net loss—consolidated	$(73)	$(94)

(1)	Includes RSM results from August 2, 2004 and BCI results from August 12, 2004.

Segment EBITDA is equal to net income before depreciation and amortization, interest expense, other non-operating expenses or income, income taxes and other adjustments. Segment EBITDA is presented by reportable segment and for Corporate & Other of BCI for the nine months ended September 30, 2005 and 2004. Segment EBITDA information is presented with BCI’s segment disclosures because it is the measure used by BCI’s management in the evaluation of operating results and in determining allocations of capital resources among the business segments. It is also the metric used by BCI to set management and executive incentive compensation.

15. Guarantor/Non-Guarantor Subsidiary Financial Information

In conjunction with the Apollo acquisition of BCI, BCI formed two wholly owned finance subsidiaries to borrow $475 through a private debt offering. The Company and certain of its U.S. subsidiaries (the “combined subsidiary guarantors”) guarantee this debt. In addition, following the Combinations, the Company, the combined subsidiary guarantors and Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance) also guarantee the senior secured debt previously issued by RPP (“the RPP guaranteed debt”).

        The following information contains the condensed consolidating financial information for the parent, Hexion, the subsidiary issuers (Hexion U.S. Finance Corporation, formerly known as Borden U.S. Finance Corporation, Hexion Nova Scotia Finance, ULC (formerly known as Borden Nova Scotia, ULC) (“Nova Scotia, ULC”) HSC Capital Corporation (formerly known as RPP Capital Corporation) (“HSC Capital”), the combined

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in millions, except share amounts and as otherwise indicated)

subsidiary guarantors (BDS Two, Inc., Borden Chemical Investments, Inc., Borden Chemical Foundry, Inc., Lawter International, Inc., Borden Chemical International, Inc., Bakelite North America Holding Company, Bakelite Epoxy Polymers Corporation, Oilfield Technology Group, Inc. and Borden Services Company) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries and HAI. All of the subsidiary issuers and subsidiary guarantors are owned 100% by Hexion. All guarantees are full and unconditional and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian subsidiary and HAI are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining U.S. non-guarantor subsidiaries.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates. All other tax expense is reflected in the parent.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

HEXION SPECIALTY CHEMICALS, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2005

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,625	$—	$67	$1,835	$(210)	$3,317
Cost of sales	1,428	—	66	1,544	(207)	2,831

Gross profit	197	—	1	291	(3)	486

Selling, general & administrative expense	135	—	4	151	—	290
Transaction related costs	25	—	—	9	—	34
Other operating (income) expense	(5)	—	(2)	3	—	(4)

Operating income (loss)	42	—	(1)	128	(3)	166

Interest expense	101	40	—	11	—	152
Write-off of deferred financing fees	9	6	—	2	—	17
Intercompany royalty expense (income)	17	—	(19)	2	—	—
Intercompany interest expense (income)	197	(42)	(185)	30	—	—
Equity in earnings of subsidiaries, net	(212)	—	(6)	—	218	—
Other non-operating expense	(5)	1	—	18	—	14

(Loss) income from continuing operations before income tax and minority interest	(65)	(5)	209	65	(221)	(17)
Income tax expense	2	—	1	40	—	43

(Loss) income from continuing operations before minority interest	(67)	(5)	208	25	(221)	(60)
Minority interest in net income of consolidated subsidiaries	3	—	—	—	—	3

(Loss) income from continuing operations	(70)	(5)	208	25	(221)	(63)
Loss from discontinued operations	3	—	—	7	—	10

Net (loss) income	$(73)	$(5)	$208	$18	$(221)	$(73)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

HEXION SPECIALTY CHEMICALS, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2004

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors(1)	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$541	$—	$13	$580	$(53)	$1,081
Cost of sales	497	—	14	510	(53)	968

Gross profit (loss)	44	—	(1)	70	—	113

Selling, general & administrative expense	40	—	1	57	—	98
Transaction related costs	26	—	—	21	—	47
Other operating (income) expense	(5)	—	(1)	6	—	—

Operating loss	(17)	—	(1)	(14)	—	(32)

Interest expense	66	6	—	1	—	73
Intercompany interest expense (income)	16	(6)	(18)	8	—	—
Equity in earnings (loss) of subsidiaries, net	5	—	(1)	—	(4)	—
Other non-operating (income) expense	(1)	—	—	1	—	—

(Loss) income before income tax and minority interest	(103)	—	18	(24)	4	(105)
Income tax benefit	(2)	—	—	(2)	—	(4)

(Loss) income before minority interest	(101)	—	18	(22)	4	(101)
Minority interest in net loss of consolidated subsidiaries	(7)	—	—	—	—	(7)

Net (loss) income	$(94)	$—	$18	$(22)	$4	$(94)

(1)	The nine month data for 2004 reflects RPP results for the full year, RSM results from August 2, 2004 and BCI results from August 12, 2004.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

HEXION SPECIALTY CHEMICALS, INC.

SEPTEMBER 30, 2005

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$12	$—	$1	$151	$—	$164
Accounts receivable, net	177	—	16	414	—	607
Accounts receivable from (payable to) affiliates	(2)	2	1	(1)	—	—
Inventories:
Finished and in-process goods	127	—	8	161	—	296
Raw materials and supplies	60	—	5	91	—	156
Other current assets	118	—	1	29	—	148

	492	2	32	845	—	1,371

Other Assets
Investment in subsidiaries	6,815	—	14	—	(6,829)	—
Intercompany loans receivable	—	652	6,349	73	(7,074)	—
Other assets	54	20	2	23	—	99

	6,869	672	6,365	96	(13,903)	99

Property and Equipment, net	661	—	7	743	—	1,411
Goodwill	59	—	—	87	—	146
Other Intangible Assets, net	97	—	—	73	—	170

Total Assets	$8,178	$674	$6,404	$1,844	$(13,903)	$3,197

LIABILITIES, REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$185	$—	$11	$244	$—	$440
Debt payable within one year	17	—	—	44	—	61
Loans payable to affiliates	2	—	3	(5)	—	—
Interest payable	38	12	—	—	—	50
Income taxes payable	38	—	—	27	—	65
Other current liabilities	136	—	1	83	—	220

	416	12	15	393	—	836

Other Liabilities
Long-term debt	1,368	625	—	313	—	2,306
Intercompany loans payable	6,601	(12)	—	485	(7,074)	—
Non-pension postemployment benefit obligations	114	—	—	23	—	137
Deferred income taxes	14	—	—	141	—	155
Other long-term liabilities	172	—	—	95	—	267

	8,269	613	—	1,057	(7,074)	2,865

Minority interest in consolidated subsidiaries	8	—	—	3	—	11
Redeemable preferred stock	352	—	—	—	—	352
Common Stock and Other Shareholders’ (Deficit) Equity	(867)	49	6,389	391	(6,829)	(867)

Total Liabilities Redeemable Preferred Stock, Common Stock and Other Shareholders’ (Deficit) Equity	$8,178	$674	$6,404	$1,844	$(13,903)	$3,197

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

HEXION SPECIALTY CHEMICALS, INC.

DECEMBER 31, 2004

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$63	$—	$9	$80	$—	$152
Accounts receivable, net	198	—	15	305	—	518
Accounts receivable from affiliates	10	—	—	—	(10)	—
Inventories:
Finished and in-process goods	152	—	8	130	—	290
Raw materials and supplies	52	—	6	57	—	115
Other current assets	43	—	1	10	10	64

	518	—	39	582	—	1,139

Other Assets
Investment in subsidiaries	6,648	—	16	—	(6,664)	—
Intercompany loans receivable	189	482	6,152	—	(6,823)	—
Other assets	29	19	—	47	—	95

	6,866	501	6,168	47	(13,487)	95

Property and Equipment, net	636	—	8	679	—	1,323
Goodwill	35	—	—	16	—	51
Other Intangible Assets, net	82	—	—	6	—	88

Total Assets	$8,137	$501	$6,215	$1,330	$(13,487)	$2,696

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$228	$—	$9	$251	$—	$488
Accounts payable to affiliates	2	(14)	15	—	(3)	—
Debt payable within one year	8	—	—	8	—	16
Interest payable	22	14	—	—	—	36
Income taxes payable	33	—	—	—	—	33
Other current liabilities	85	—	1	44	3	133

	378	—	25	303	—	706

Other Liabilities
Long-term debt	1,348	475	—	11	—	1,834
Intercompany loans payable	6,390	—	—	433	(6,823)	—
Non-pension postemployment benefit obligations	120	—	—	22	—	142
Deferred income taxes	34	—	—	97	—	131
Other long-term liabilities	122	—	1	15	—	138

	8,014	475	1	578	(6,823)	2,245

Minority interest in consolidated subsidiaries	54	—	—	—	—	54
Shareholders’ (Deficit) Equity	(309)	26	6,189	449	(6,664)	(309)

Total Liabilities and Shareholders’ (Deficit) Equity	$8,137	$501	$6,215	$1,330	$(13,487)	$2,696

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

HEXION SPECIALTY CHEMICALS, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2005

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities	$(57)	$37	$7	$116	$—	$103

Cash Flows (used in) from Investing Activities
Capital expenditures	(33)	—	—	(30)	—	(63)
Acquisition of businesses	(4)	—	—	(230)	—	(234)
Proceeds from sale of business	—	—	3	—	—	3
Investment in subsidiary	(95)	—	—	—	95	—
Dividend from subsidiary	100	—	—	—	(100)	—

	(32)	—	3	(260)	(5)	(294)

Cash flows from (used in) Financing Activities
Net short-term debt repayments	(8)	—	—	(4)	—	(12)
Borrowings of long-term debt	465	398	—	331	—	1,194
Repayments of long-term debt	(456)	(250)	—	(48)	—	(754)
Proceeds from issuance of preferred stock, net of issuance costs	334	—	—	—	—	334
Affiliated loan (repayments) borrowings	229	(181)	(9)	(39)	—	—
Long-term debt and credit facility financing fees paid	(10)	(4)	—	(8)	—	(22)
IPO related costs	(8)	—	—	—	—	(8)
Dividends paid	(508)	—	(9)	(106)	100	(523)
Capital contribution from affiliates	—	—	—	95	(95)	—

	38	(37)	(18)	221	5	209

Effect of exchange rates on cash and equivalents	—	—	—	(6)	—	(6)

Increase (decrease) in cash and equivalents	(51)	—	(8)	71	—	12
Cash and equivalents at beginning of period	63	—	9	80	—	152

Cash and equivalents at end of period	$12	$—	$1	$151	$—	$164

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

HEXION SPECIALTY CHEMICALS, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2004

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)(2)	Combined Subsidiary Guarantors(2)	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows (used in) from Operating Activities	$(289)	$—	$29	$183	$—	$(77)
Cash Flows (used in) Investing Activities
Capital expenditures	(22)	—	—	(7)	—	(29)
Acquisition of businesses, net of cash acquired	17	—	(24)	(145)	—	(152)
Cash combination of BCI	185	—	—	—	—	185
Proceeds from the sale of business, net of cash	260	—	—	(260)	—	—
Proceeds from the sale of assets	4	—	—	—	—	4

	444	—	(24)	(412)	—	8

Cash flows from (used in) Financing Activities
Net short-term debt repayments	(4)	—	—	(2)	—	(6)
Borrowings of long-term debt	165	—	—	18	—	183
Repayments of long-term debt	(93)	—	—	(18)	—	(111)
Affiliated loan (repayments)	(274)	—	—	274	—	—
Proceeds from issuance of common stock	60	—	—	—	—	60

	(146)	—	—	272	—	126

Effect of exchange rates on cash and equivalents	—	—	—	1	—	1

Increase in cash and equivalents	9	—	5	44	—	58
Cash and equivalents at beginning of period	34	—	—	15	—	49

Cash and equivalents at end of period	$43	$—	$5	$59	$—	$107

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

(2)	The nine month data for 2004 reflects RPP results for the full year, RSM results from August 2, 2004 and BCI results from August 12, 2004.

Notes to Condensed Consolidated Financial Statements

(Dollars in millions)

16. Subsequent Event

The Rhodia Business Unit Acquisition

On November 3, 2005, the Company signed a definitive agreement to purchase the decorative coatings and adhesives business unit of The Rhodia Group. The Rhodia business had 2004 sales of approximately €150, with 8 manufacturing facilities in Europe, Australia and Thailand. Closing will occur upon successful completion of normal governmental reviews.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hexion Specialty Chemicals, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Hexion Specialty Chemicals, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, based on our audits and the report of other auditors, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and this financial statement schedule based on our audits. We did not audit the financial statements of Borden Chemical, Inc., a company which has been consolidated with other entities to form the Company, which statements reflect total assets of $1,044 million as of December 31, 2004, and total revenues of $702 million for the period of August 12, 2004 to December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Borden Chemical, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Columbus, Ohio

August 25, 2005, except for Note 17h as to which

the date is September 19, 2005 and Note 17i as to which

the date is September 21, 2005

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2003	2002
	(in millions, except for share and per share data)
Net sales	$2,019	$782	$740
Cost of sales	1,785	714	601

Gross profit	234	68	139

Selling, general & administrative expense	163	81	82
Transaction related costs (see Note 3)	56	—	—
Impairments	2	13	—
Other operating expense (income)	4	(3)	16

Operating income (loss)	9	(23)	41

Interest expense	118	77	65
Other non-operating expense	4	—	—

Loss before income tax and minority interest	(113)	(100)	(24)
Income tax benefit	—	(37)	(10)

Loss before minority interest	(113)	(63)	(14)
Minority interest in net loss of consolidated subsidiaries	(8)	(13)	(3)

Net loss	$(105)	$(50)	$(11)

Comprehensive (loss) income	$(36)	$(9)	$28

Basic and Diluted Per Share Data
Net loss	$(1.27)	$(0.61)	$(0.13)

Average number of common shares outstanding during the period—basic and diluted	82,629,906	82,629,906	82,629,906

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(in millions)
ASSETS

Current Assets
Cash and equivalents	$152	$49
Accounts receivable (less allowance for doubtful accounts of $15 in 2004 and $3 in 2003)	518	110
Inventories:
Finished and in-process goods	290	119
Raw materials and supplies	115	26
Deferred tax assets	14	5
Other current assets	50	9

	1,139	318

Other Assets	95	37

Property and Equipment
Land	44	1
Buildings	201	41
Machinery and equipment	1,706	867

	1,951	909
Less accumulated depreciation	(628)	(145)

	1,323	764

Goodwill	51	—
Other Intangible Assets	88	72

Total Assets	$2,696	$1,191

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31,
	2004	2003
	(in millions)
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current Liabilities
Accounts and drafts payable	$488	$108
Debt payable within one year	16	8
Interest payable	36	10
Income taxes payable	33	—
Other current liabilities	133	15

	706	141

Other Liabilities
Long-term debt	1,834	675
Non-pension postemployment benefit obligations	142	26
Long-term pension obligations	73	7
Deferred tax liability	131	141
Other long-term liabilities	65	4

	2,245	853

Minority interest in consolidated subsidiaries	54	45

Commitments and Contingencies (See Notes 7 and 9)

Shareholders’ (Deficit) Equity (See Note 12)
Common stock	1	1
Treasury stock	(296)	—
Paid-in capital	1,523	143
Receivable from parent of BCI	(561)	—
Accumulated other comprehensive income	20	82
Accumulated deficit	(996)	(74)

	(309)	152

Total Liabilities and Shareholders’ (Deficit) Equity	$2,696	$1,191

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2003	2002
	(In millions)
Cash Flows from (used in) Operating Activities
Net loss	$(105)	$(50)	$(11)
Adjustments to reconcile net loss to net cash (used in) from operating activities:
Depreciation and amortization	86	58	47
Minority interest in net loss of consolidated subsidiaries	(8)	(13)	(3)
Gain on the sale of assets	—	(3)	(1)
Deferred tax provision	(3)	(37)	(10)
Deferred compensation expense	4	—	—
Impairments	2	13	—
Other non-cash adjustments	—	(2)	(1)
Net change in assets and liabilities:
Accounts receivable	(81)	9	14
Inventories	(53)	10	(7)
Accounts and drafts payable	133	(46)	23
Income taxes payable	—	10	7
Other assets	(15)	14	4
Other liabilities	8	(6)	2

	(32)	(43)	64

Cash Flows from (used in) Investing Activities
Capital expenditures	(57)	(18)	(48)
RSM acquisition activity, net of cash acquired	(152)	—	—
Cash combination of BCI	185	—	—
Proceeds from the sale of assets	4	23	2
Distributions from equity affiliates	—	2	1

	(20)	7	(45)

Cash Flows from (used in) Financing Activities
Net short-term borrowings	(6)	—	—
Borrowings of long-term debt	293	748	223
Repayments of long-term debt	(195)	(645)	(247)
Proceeds of the issuance of common stock	60	—	—
Other	(4)	(23)	3

	148	80	(21)
Effect of exchange rates on cash and equivalents	7	1	—

Increase (decrease) in cash and equivalents	103	45	(2)
Cash and equivalents at beginning of year	49	4	6

Cash and equivalents at end of year	$152	$49	$4

Supplemental Disclosures of Cash Flow Information
Cash paid (received):
Interest, net	$102	$63	$60
Income taxes, net	3	(19)	(10)
Non-cash activity:
Reclassification of minimum pension liability adjustment from shareholders’ equity	2	—	—

Issuance of Note in RSM Transaction	50	—	—

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

	Common Stock	Treasury Stock	Paid-in Capital	Receivable from Parent of BCI	Accumulated Other Comprehensive Income (a)	Accumulated Deficit	Total
	(In millions)
Balance, December 31, 2001	$1	$—	$142	$—	$2	$(11)	$134
Net loss	—	—	—	—	—	(11)	(11)
Translation adjustments	—	—	—	—	33	—	33
Interest rate swap, net of tax	—	—	—	—	6	—	6

Comprehensive income							28

Capital contribution	—	—	1	—	—	—	1

Balance, December 31, 2002	1	—	143	—	41	(22)	163
Net loss	—	—	—	—	—	(50)	(50)
Translation adjustments	—	—	—	—	40	—	40
Interest rate swap, net of tax	—	—	—	—	1	—	1

Comprehensive loss							(9)

Constructive distribution	—	—	—	—	—	(2)	(2)

Balance, December 31, 2003	1	—	143	—	82	(74)	152
Net loss	—	—	—	—	—	(105)	(105)
Translation adjustments	—	—	—	—	67	—	67
Minimum pension liability adjustment (net of tax)	—	—	—	—	2	—	2

Comprehensive loss							(36)

Acquisition of RSM to Consolidated group	—	—	57	—	—	—	57
Acquisition of BCI to Consolidated group	—	(296)	1,252	(542)	(131)	(817)	(534)
Interest accrued on notes from parent of BCI	—	—	19	(19)	—	—	—
Compensation expense under deferred compensation plan	—	—	4	—	—	—	4
Deferred tax adjustments as a result of combination	—	—	48	—	—	—	48

Balance, December 31, 2004	$1	$(296)	$1,523	$(561)	$20	$(996)	$(309)

(a)	Accumulated other comprehensive income at December 31, 2004 includes a $96 net gain on foreign currency translation and a $76 net loss relating to the Company’s minimum pension liability adjustment. Accumulated other comprehensive income at December 31, 2003 represents $82 of net foreign currency translation gains. Accumulated other comprehensive income at December 31, 2002 is comprised of $42 of foreign currency translation gains, partially offset by a $1 loss on interest rate swap.

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements

(In millions, except for share and per share data)

1. Background and Nature of Operations

Hexion Specialty Chemicals, Inc. (“Hexion” or “the Company”) is engaged in the manufacture and marketing of resins, inks, coating and adhesive resins, formaldehyde, oilfield products and other specialty and industrial chemicals worldwide. Hexion was formed on May 31, 2005 upon the combination of three Apollo Management, L.P. (“Apollo”) controlled companies (the “Hexion Combination”), Resolution Performance Products, LLC (“RPP”), Borden Chemical, Inc. (“BCI”) and Resolution Specialty Materials, Inc. (“RSM Inc.”). Apollo acquired RPP on November 14, 2000, formed RSM Inc. and purchased the Specialty Resins and Monomers and Ink businesses of Eastman Chemical Company (“Eastman”) on August 2, 2004 through a subsidiary (the “RSM Transaction”), Resolution Specialty Materials, LLC (“RSM”), and acquired BCI on August 12, 2004 (see Note 3). Upon consummation of the Hexion Combination, BCI changed its name to Hexion Specialty Chemicals, Inc., and BHI Acquisition LLC (“BHI Acquisition”), the Company’s parent, changed its name to Hexion LLC. At December 31, 2004, the Company has 74 manufacturing and processing facilities, of which 39 are located in the U.S. During 2004, approximately 51% of the Company’s sales were generated in the U.S.

Basis of Presentation—Prior to the Hexion Combination, RPP, RSM Inc. and BCI were considered entities under the common control of Apollo affiliates as defined in Emerging Issues Task Force Issue No. 02-5 “Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”. As a result of the Hexion Combination, the financial statements of these entities are presented retroactively on a consolidated basis, in a manner similar to a pooling of interests, and include the results of operations of each business only from the date of acquisition by the Apollo affiliates.

The accompanying Hexion Consolidated Financial Statements include the following entities: RPP and its majority-owned subsidiaries as of and for the years ended December 31, 2004, 2003 and 2002; RSM and its majority-owned subsidiaries as of and for the period from August 2, 2004 (effective date of Apollo acquisition) through December 31, 2004; and BCI and its majority-owned subsidiaries as of and for the period from August 12, 2004 (date of Apollo acquisition) to December 31, 2004. RPP and RSM reflect the purchase method of accounting. BCI elected not to apply push-down accounting because it is a public reporting registrant as a result of public debt that was outstanding prior and subsequent to the acquisition by Apollo.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company, as summarized below, are in conformity with generally accepted accounting principles.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of RPP, RSM and BCI and their majority-owned subsidiaries in which no substantive participating rights are held by minority shareholders, after elimination of intercompany accounts and transactions. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies, are included in income on an equity basis. Investments of other companies are carried at cost.

The Company has recorded a minority interest liability for the equity interests in subsidiaries that are not 100% owned by the Company. At December 31, 2004, the minority interest liability primarily reflects the equity interests in RPP and RSM held by management and other third parties. The RPP and RSM minority ownership interests were acquired on May 31, 2005 in connection with the Hexion Combination. See Note 17.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and related party transactions. Actual results could differ from estimated amounts.

Cash and Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2004 and 2003, the Company had interest bearing time deposits and other cash equivalent investments of $72 and $0, respectively, included on the Balance Sheet as Cash and equivalents.

Inventories—Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment—Land, buildings, and machinery and equipment are valued at cost. Depreciation is recorded on the straight-line basis by charges to expense at rates based on estimated useful lives of properties (average estimated useful life for buildings is 20 years; average useful life for machinery and equipment is 15 years). Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation expense was $81, $54 and $43 for the years ended December 31, 2004, 2003, and 2002, respectively.

Deferred Expenses—Deferred financing costs are classified as Other assets on the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the straight-line method since no installment payments are required. Upon retirement of any of the related debt, a proportional share of debt issuance costs is expensed. At December 31, 2004 and 2003, the unamortized balances were $54 and $24, respectively.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired are carried as Goodwill on the Consolidated Balance Sheets. The Company does not amortize goodwill. Certain trademarks, patents and other intangible assets used in the operations of the business are carried as Other Intangible Assets on the Consolidated Balance Sheets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the asset, which ranges from 4 to 20 years. See Note 5.

Impairment—As events warrant, the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value of the assets can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

The Company performs an annual impairment test for goodwill and indefinite-lived intangible assets. See Note 5.

General Insurance—The Company maintains insurance policies for losses and liabilities relating to workers’ compensation, health and welfare claims, physical damage to property, business interruption and comprehensive general, product and vehicle liability for operations related to RPP and RSM. For operations related to BCI, the Company is generally self-insured for such claims but maintains insurance policies for certain items exceeding deductible limits. Losses are accrued for the estimated aggregate liability for claims using

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

certain actuarial assumptions followed in the insurance industry and the Company’s experience. The Company maintains a liability for certain self-insured claims incurred but not yet recorded, based on actuarial estimates. The Company’s reserves for self-insurance totaled $4 at December 31, 2004.

Legal Costs—The Company accrues for legal costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount being accrued. The amount accrued includes all costs associated with a claim, including settlements, assessments, judgments, fines and legal fees.

Revenue Recognition—Revenue for product sales, net of allowances, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale and invoices.

Shipping and Handling—The Company records freight billed to customers in net sales. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in Cost of sales in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development for technical improvement of products and processes that are expected to contribute to operating profits in future years. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expenditures were $30, $16 and $20 for the years ended December 31, 2004, 2003 and 2002, respectively.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. The effect of translation is accounted for as an adjustment to Shareholders’ Equity (Deficit) and is included in Other comprehensive income (loss).

Income Taxes—The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments—The Company is party to forward exchange contracts and options and natural gas futures to reduce its cash flow exposure to changes in foreign exchange rates and natural gas prices. The Company does not hold or issue derivative financial instruments for trading purposes. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. See Note 6.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Loss Per Share—As a result of the Hexion Combination, the Company’s capital structure consists of 82,629,906 shares outstanding (see Note 12). For purposes of calculating loss per share, 82,629,906 was used as the number of outstanding shares for all periods presented as no new shares were issued as a result of the legal merger of RPP, RSM and BCI on May 31, 2005. This presentation reflects the post-merger capital structure of the Company for all periods on a consistent basis. The Company did not have any potentially dilutive instruments for all periods presented.

Stock-Based Compensation—The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, an amendment of SFAS No. 123.

The following table sets forth the required annual reconciliation of reported and pro forma net loss under SFAS No. 148:

	2004	2003	2002
Net loss, as reported	$(105)	$(50)	$(11)
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefit	8	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6)	—	—

Pro-forma net loss	$(103)	$(50)	$(11)

Average number of common shares outstanding during the period—basic and diluted	82,629,906	82,629,906	82,629,906
Per share, as reported—basic and diluted	$(1.27)	$(0.61)	$(0.13)
Per share pro-forma—basic and diluted	$(1.25)	$(0.61)	$(0.13)

Prior to the Hexion Combination, RPP, RSM and BHI Acquisition (now Hexion LLC) maintained three stock option plans: the RPP 2000 Stock Option Plan (the “RPP plan”), the RSM 2004 Stock Option Plan (the “RSM plan”) and the BHI Acquisition 2004 Stock Incentive Plan (the “2004 Incentive Plan”). In addition to these option plans, the Company’s parent maintains a stock-based deferred compensation plan. The options granted under each of these plans were for the purchase of the common stock of the parent company of each of the respective companies; upon the Hexion Combination, the stock options under the RPP plan and RSM plan became denominated in Hexion LLC common units based upon relative fair value. As such, none of these options are denominated in the Company’s stock as of the date of the Hexion Combination. The Company does not intend to make future option grants from these plans subsequent to the Hexion Combination, but plans to adopt a new plan from which future grants of options to purchase the Company’s stock will be made.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Dollars in millions except per share data)

To determine pro forma compensation cost for the plans in accordance with SFAS No. 123, the fair value of each option grant was estimated at the date of the grant using the minimum value method and the Black-Scholes options pricing model with the following weighted averages rates, dividend rates and expected lives for each of the Company’s respective plans:

	2004			2003	2002
	RPP	RSM	BCI	RPP	RPP
Risk-free weighted average interest rate	4.50%	3.90%	3.54%	4.23%	5.54%
Dividend Rate	0%	0%	0%	0%	0%
Expected life	7.0 years	6.3 years	5.0 years	6.0 years	6.0 years
Estimated fair value of option grants (a)	$—	$0.77	$1.01	$—	$13.75

(a)	Fair value of option grants reflects the post-combination equivalent Hexion LLC common units giving effect to the reverse split (Note 17i).

The Company adopted SFAS No. 123R “Accounting for Stock Based Compensation” effective January 1, 2005. The adoption of SFAS No. 123R had no initial impact on the Company’s financial condition and results of operations.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. At December 31, 2004 and 2003 investments included $52 and $32, respectively, in a prime money market account and $18 and $0, respectively, in a guaranteed investment certificate. Remaining cash is held in several financial institutions. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables. For information on supplier concentrations, see Note 9.

Recently Issued Accounting Standards

In May 2004, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This Position provides guidance on the accounting, disclosure, effective date, and transition requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP 106-2 is effective for interim or annual periods beginning after June 15, 2004. The Company did not experience a material impact from this FSP on its financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” The statement amends Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The Company is evaluating the impact that this statement will have on its financial condition and results of operations.

In December 2004, the FASB revised its SFAS No. 123 (“SFAS No. 123R”), “Accounting for Stock Based Compensation.” The revision establishes standards for the accounting of transactions in which an entity

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Dollars in millions except per share data)

exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements of non-public companies issued for the first annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company adopted Statement No. 123R as of January 1, 2005 on a prospective basis. The adoption of SFAS No. 123R had no initial impact on the Company’s financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29.” APB Opinion No. 29, “Accounting For Nonmonetary Transactions,” is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have any impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, “Application of FASB Statement No. 109, “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”, states that the manufacturers’ deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. These FSPs are effective upon issuance. The FSPs did not have a material impact on the Company’s financial condition or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, when incurred, if the fair value of the liability can be reasonably estimated. The Interpretation is effective for the Company no later than the end of the fiscal year ending on December 31, 2005. The Company is currently evaluating the impact of this Interpretation on its consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 as of the effective date. However, it is not expected to have a material effect on the Company’s financial condition or results of operations.

3. Business Acquisitions and Divestitures

Acquisition of RSM

On August 2, 2004 (the Closing Date), RSM, as assignee of RSM Inc., purchased the Specialty Resins and Monomers and Ink businesses of Eastman Chemical Company (“Eastman”) for $192, including direct acquisition costs (“RSM Transaction”).

The RSM Transaction has been accounted for under the purchase method of accounting. The cost of the RSM Transaction was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of Acquisition. Fair values were determined based upon third party appraisals and internal studies. As the fair value of net assets acquired exceeded cost, no goodwill was recorded in the transaction.

The RSM Transaction agreement provides for a seller indemnification (“Eastman Indemnification”), whereby Eastman agreed to indemnify RSM and its affiliates for certain losses and associated expenses occurring within specified time periods. Items covered by the Eastman Indemnification include: (i) breaches by Eastman of its representations, warranties or covenants in the acquisition agreement; (ii) product liability claims brought against the Company that relate to the manufacture, distribution, marketing or sale of any products by the predecessor business that were manufactured prior to the Closing Date and sold within ninety (90) days following the Closing Date (except to the extent that such claims relate to the actions or negligent omissions of RSM or any of its Affiliates following the Closing Date); and (iii) liabilities of Eastman or the predecessor business that were not assumed by RSM in connection with its purchase of the predecessor business.

In connection with the RSM Transaction, RSM Inc. executed a Senior Subordinated Note Purchase Agreement (“Seller Note Financing”) with Eastman on August 2, 2004, which provided for the sale of $50 aggregate principal amount of Senior Subordinated Notes of RSM Inc. to Eastman that are due and payable in 2011. Such notes were delivered to Eastman as partial consideration of the RSM Transaction. See Note 7.

The following table summarizes the assets acquired and liabilities assumed at the date of acquisition of RSM.

RSM at August 1, 2004
Current assets	$196
Property, plant and equipment	89
Other assets	1
Intangible assets	—
Goodwill	—

Total assets acquired	286
Current liabilities	80
Long-term debt	3
Other liabilities	11

Total liabilities assumed	94

Net assets acquired	$192

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Acquisition of BCI by Apollo

On August 12, 2004, BHI Investment, LLC, an affiliate of Apollo, acquired all of the outstanding capital stock of Borden Holdings, Inc. (“BHI”), BCI’s parent at that time, for total consideration of approximately $1.2 billion, including assumption of debt.

The acquisition of BHI, and the payment of transaction fees and expenses, was financed with the net proceeds of a $475 second-priority senior secured private debt offering (the “Second Priority Notes”) by two newly formed, wholly owned subsidiaries of BCI and certain equity contributions to BHI Acquisition from Apollo. See Note 7. Collectively, these transactions are referred to as the “BCI Transaction.”

As a result of the acquisition by Apollo, BCI incurred transaction related costs of $56 for the period from August 12, 2004 to December 31, 2004 of which $32 is related to investment banking, accounting and legal fees and fees paid to Apollo and $14 is primarily related to management bonuses pertaining to the acquisition.

The following unaudited pro forma income statements for years ended December 31, 2004 and 2003 illustrate results of operations as though the business combinations had been completed at the beginning of the respective periods.

	2004
	Hexion	RSM Predecessor	BCI Predecessor	Total
Net sales	$2,019	$440	$984	$3,443
Net loss	$(114)	$(95)	$(137)	$(346)
Basic and diluted share data	N/A	N/A	N/A	$(4.19)

	2003
	Hexion	RSM Predecessor	BCI Predecessor	Total
Net sales	$782	$678	$1,434	$2,894
Net (loss) income	$(83)	$(507)	$23	$(567)
Basic and diluted share data	N/A	N/A	N/A	$(6.86)

The net loss for 2004 includes a $9 charge for a one time purchase accounting step up adjustment relating to RSM inventory.

Divestitures

On November 14, 2003, a wholly owned subsidiary of RPP completed the sale of 40% of the outstanding shares in Japan Epoxy Resins Co., Ltd. to its joint venture partner, Mitsubishi Chemical Company for a purchase price of $23. A gain on the sale was recorded in the amount of $14 after recognizing direct costs of $5 and accumulated foreign currency translation gain of $4. The transaction was exempt from taxes as a result of the structure of ownership. In connection with the sale of its shares, a new joint venture agreement, technology license agreement and trademark license agreement were negotiated.

As RPP retains only a 10% interest in Japan Epoxy Resins Co., Ltd., it can no longer exercise significant influence over the operating and financial policies of the joint venture. As such, the investment is accounted for using the cost method and was $2 as of December 31, 2004 and 2003.

4. Related Party Transactions

The Company has transactions and relationships with affiliated entities. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Administrative Service, Management and Consulting Arrangements

In connection with their respective acquisitions by Apollo, RPP and BCI entered into transaction fee agreements with Apollo and its affiliates for the provision of certain structuring and advisory services. The agreements allow Apollo and its affiliates to provide certain advisory services to the Company for terms up to ten years. The agreements currently provide for annual fees of up to $4. In 2004 and 2002, the Company paid annual fees of $2 and $1, respectively, under its agreements. No annual fees were paid in 2003. Upon closing of the BCI and RSM Transactions, the Company paid $13 of aggregate transaction and advisory fees, under this agreement, and reimbursed expenses of $1. The Company has also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under this agreement.

Financing and Investing Arrangements

On November 14, 2000, RPP issued notes to certain officers of RPP totaling $1 to purchase stock of RPP, Inc. As of December 31, 2004 and 2003, the notes and accrued interest amounted to $2.

At December 31, 2004, the Company held $405 of notes receivable from its parent, which accrue interest at 12% per year, payable quarterly, and mature on September 29, 2005. The notes were previously due from BHI. Interest of $156 has been accrued at December 31, 2004. Paid-in capital includes the related interest income of $19 for the period ended December 31, 2004. Historically, BHI funded the payment of the interest on the note through common dividends received from BCI. BCI has not received a payment on the accrued interest, nor has BCI paid an associated dividend, since October 15, 2001.

Other Transactions and Arrangements

The Company sells finished goods to Japan Epoxy Resins and certain Apollo affiliates. These sales totaled $11, $15 and $13 for the years ended December 31, 2004, 2003 and 2002, respectively. Accounts receivable from these affiliates totaled $1 and $2 at December 31, 2004 and 2003, respectively. The Company purchases raw materials and services from Japan Epoxy Resins and certain Apollo affiliates. These purchases totaled $12, $5 and $8 for the years ended December 31, 2004, 2003 and 2002, respectively. Accounts payable to affiliates totaled $0 and $1 at December 31, 2004 and 2003, respectively.

In 2004 and 2003, the Company paid constructive cash distributions of $1 and $4 to Shell on behalf of RPP, Inc. relating to the reimbursement of certain pension costs, of which $1 and $2, respectively, was previously accrued. RPP, Inc. made capital contributions of approximately $1 during 2002 to RPP relating to pension costs.

In addition, upon closing the BCI Transaction, BCI paid transaction-related costs of $9 on behalf of BHI Investment LLC, $22 on behalf of BW Holdings, LLC and shared compensation costs of $14. These amounts are included in Transaction related costs.

5. Goodwill and Intangible Assets

At December 31, 2004, the Company’s management performed the annual goodwill impairment test. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company identified the appropriate reporting units and identified the assets and liabilities (including goodwill) of the reporting units. The Company determined estimated fair values of the reporting units and assessed whether the estimated fair value of each reporting unit was more or less than the carrying amount of the assets and liabilities assigned to the units.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Valuations were performed using a standard methodology based on comparable company analysis. Comparable company analysis ascribes a value to an entity by comparing certain operating metrics of the entity to those of a set of comparable companies in the same industry. Using this method, market multiples and ratios based on operating, financial and stock market performance are compared across different companies and to the entity being valued. The Company employed a comparable analysis technique commonly used in the investment banking and private equity industries to estimate the values of its reporting units—the EBITDA (earnings before interest, taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of an EBITDA multiple derived from this process applied to an appropriate historical EBITDA amount. In addition, the BCI goodwill valuation was done utilizing the multiple of the BCI Transaction. At December 31, 2004, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned to the units.

The changes in the carrying amount of goodwill for RPP for the years ended December 31, 2004 and 2003 are as follows:

	Americas	Europe & Africa	Asia Pacific & Middle East	Total
Goodwill balance at January 1, 2003	$13	$—	$—	$13
Impairment	(13)	—	$—	(13)

Goodwill balance at December 31, 2003 and 2004	$—	$—	$—	$—

The goodwill and impairment of $13 is a result of the valuation of the purchase price related to the Apollo acquisition of the RPP business from Shell.

The changes in the carrying amount of goodwill for BCI for the period from August 12, 2004 to December 31, 2004 are as follows:

	Forest Products	Performance Resins	International	Total
Goodwill balance at August 12, 2004	$25	$18	$14	$57
Purchase accounting adjustments	(2)	—	(5)	(7)
Foreign currency translation	—	—	1	1

Goodwill balance at December 31, 2004	$23	$18	$10	$51

The $7 of purchase accounting adjustments in 2004 reflects the final allocation of purchase price related to BCI acquisitions made in 2003 from goodwill to separately identifiable intangible assets.

The Company’s intangible assets with identifiable useful lives, which continue to be amortized, consist of the following:

	At December 31, 2004		At December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Customer list and contracts	$20	$7	$—	$—
Formulas, technology and patents	82	20	72	11
Unrecognized prior service cost	1	—	—	—
Other	1	1	—	—

	$104	$28	$72	$11

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

The Company has $12 and $11 of Trademarks at December 31, 2004 and 2003, respectively, with indefinite lives.

The impact of foreign currency translation adjustments is included in accumulated amortization.

Total intangible amortization expense for the years ended December 31, 2004, 2003 and 2002 was $5, $4 and $4, respectively.

Estimated annual intangible amortization expense for 2005 through 2009 is as follows:

2005	$8
2006	7
2007	7
2008	7
2009	4

6. Financial Instruments

The following table presents the carrying or notional amounts and fair values of the Company’s financial instruments at December 31, 2004 and 2003. The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

The carrying amounts of cash and equivalents, accounts receivable, accounts payable and other accruals are considered reasonable estimates of their fair values.

The following table includes the carrying and fair values of the Company’s financial instruments as of December 31:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative Liabilities
Debt	$1,850	$1,900	$683	$640

	2004
	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
Foreign Exchange:
Currency to sell for U.S. Dollars
Canadian Dollars – Put options purchased	183	1.3200	36	$—
Canadian Dollars – Call options sold	183	1.2300	36	(2)

Currency to sell for CDN Dollars
British Pound – Forward currency contracts	31	2.3255	42	1

Currency to sell for Euros
U.S. Dollars – Deal contingent forward	90	1.3430	235	2

Commodity Future Contracts:
Natural gas futures			3	—

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

The Company had no derivatives at December 31, 2003.

At December 31, 2004, the Company had derivative losses of $2 classified as Other current liabilities and derivative gains of $3, classified as Other assets. The Company did not have any gains or losses at December 31, 2003 and 2002. Gains and losses arising from contracts are recognized on a quarterly basis, through the Consolidated Statement of Operations. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange

International operations account for a significant portion of the Company’s revenue and operating income. It is the policy of the Company to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed transactions when economically feasible. The Company enters into forward and option contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of such transactions to the extent of the amount under contract. These contracts are designed to minimize the impact from foreign currency exchange on operating income and on certain balance sheet exposures. The Company is exposed to credit loss in the event of non-performance by other parties to the contract. The Company evaluates the credit worthiness of the counterparties’ financial condition and does not expect default by the counterparties.

Deal Contingent Forward

On December 14, 2004, BCI entered into a foreign currency forward position of $235 to purchase Euros with U.S. Dollars at a rate of $1.3430. The contract is contingent upon the close of the Bakelite share purchase agreement (see Note 3) and had an initial target settlement date of March 31, 2005 and provides for an extension and adjustments through July 6, 2005. The purpose of the forward is to mitigate the risk of foreign currency exposure related to the pending transaction. At December 31, 2004, the Company recorded a gain of $2 related to its deal contingent forward contract. This amount is included as Other non-operating income in the Consolidated Statements of Operations. Upon the acquisition of Bakelite on April 29, 2005 (see Note 17), the Company recognized a $9 loss on the settlement of the deal contingent forward contract.

Commodity Future Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol, urea, acetone, propylene and chlorine. For these commodity raw materials, the Company has purchase contracts, with periodic price adjustment provisions. For certain contracts, the Company also adds to customer contracts selling price provisions that are indexed to publicly available indices for these commodity raw materials. The Board of Directors approves all commodity futures and commodity commitments based on delegations of authority documents.

BCI hedges a portion of natural gas purchases for North America. In 2004, BCI entered into futures contracts with varying settlement dates through December 2005. BCI used futures contracts to hedge 46% of its calendar 2004 North American natural gas usage. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. Commitments settled under these contracts totaled $2 in 2004. At December 31, 2004, the Company had future commitments under these contracts of $3. Gains and losses on commodity futures contracts are recognized each month as gas is used. Remaining obligations are marked to market on a quarterly basis.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

7. Debt and Lease Obligations

Debt outstanding at December 31, 2004 and 2003 is as follows:

	December 31, 2004		December 31, 2003
	Long- Term	Due Within One Year	Long- Term	Due Within One Year
Revolving Credit facilities (at an average rate of 6.4% in 2004)	$28	$—	$—	$—
Senior Secured Notes:
8% Senior secured notes due 2009	140	—	140	—
9.5% Senior second secured notes due 2010 (includes $1 of unamortized debt premium at December 31, 2004 and 2003	201	—	201	—
9% second-priority senior secured notes due 2014	325	—	—	—
Floating rate second-priority senior secured notes due 2010 (at an average rate of 6.6% in 2004)	150	—	—	—
Credit Agreement: term loans due 2010 (at an average rate of 4.7% in 2004)	123	2	—	—
Unsecured Debentures:
9.2% debentures due 2021	115	—	—	—
7.875% debentures due 2023	247	—	—	—
Sinking fund debentures: 8.375% due 2016	78	—	—	—
13.5% Senior subordinated notes due 2010 (includes $4 and $5 of unamortized debt premium at December 31, 2004 and 2003	332	—	333	—
Seller senior subordinated notes due 2011 (at an average rate of 7.6% in 2004)	50	—	—	—
Other:
Industrial revenue bonds (at an average rate of 10% in 2004) due 2009	34	—	—	—
Other (at an average rate of 4.1% in 2004 and 5.0% in 2003)	7	5	—	8
Capital Leases	4	—	1	—

Total current maturities of long-term debt	—	7	—	8
Short-term debt (primarily foreign bank loans at an average rate of 8.4% in 2004)	—	9	—	—

Total debt	$1,834	$16	$675	$8

The Company is raising a senior secured credit facility that will replace the individual company credit facilities and certain debentures.

Revolving Credit Facilities

RPP Credit Facility

In 2000, RPP, Inc., RPP, Resolution Performance Products Capital Corporation (“RPP CC”) and Resolution Nederland B.V., entered into a $600 credit agreement (“the RPP Credit Agreement”) with a syndicate of financial institutions. The RPP Credit Agreement currently provides for a six-year $75 revolving credit facility, the euro equivalent of which is also available, to be used for, among other things, working capital and general corporate purposes of RPP and its subsidiaries, including without limitation, certain permitted acquisitions. The revolving credit facility also includes a sub-limit for letters of credit (“LOCs”) in an amount not to exceed $50. At

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

December 31, 2004, RPP had $28 of outstanding borrowings under the revolving credit facility and $2 in outstanding LOCs. At December 31, 2004, RPP had additional borrowing capacity under the RPP Credit Agreement of $45.

Borrowings that are maintained as dollar term loans or loans under the revolving credit facility denominated in dollars accrue interest at either Citibank’s prime lending base rate or the eurodollar rate, plus a margin ranging from 1.25% to 3.00% and is dependent upon leverage, as determined on a quarterly basis. Interest rates on loans under the revolving credit facility denominated in euros accrue interest at the euro rate plus associated costs plus a margin ranging from 2.25% to 3.00% depending on leverage, as determined on a quarterly basis. Interest period elections generally range from one to six months, or to the extent available, nine or twelve months for eurodollar and euro rate loans. With respect to eurodollar loans and euro rate loans, interest is payable at the end of each interest period, or for interest periods longer than three months, at least every three months. With respect to base rate loans under the RPP Credit Agreement, interest is payable quarterly on the last business day of each fiscal quarter. For each drawn letter of credit, RPP is required to pay a per annum fee equal to the spread over the eurodollar rate for the revolving credit facility, a fronting fee equal to 0.25% on the aggregate daily stated amount of each LOC, plus administrative charges. Additionally, RPP will pay a commitment fee ranging from 0.375% to 0.500% per annum, depending on leverage ratio, which is payable quarterly on the unused available portion of the revolving credit facility.

The RPP Credit Agreement was amended on December 22, 2003. This amendment, among other things, (a) permitted RPP to issue certain notes so long as the net proceeds from the offering of the Notes were used to repay all of the remaining term loans outstanding under the RPP Credit Agreement, (b) maximum borrowings allowable under the RPP Credit Agreement is calculated monthly and is based upon specific percentages of eligible accounts receivable, inventory and fixed assets. Substantially all of RPP’s current and future assets are pledged as security under RPP’s credit agreement, totaling $1,323. The loans incurred under the RPP Credit Agreement by RPP and RPP Capital are guaranteed by RPP Inc. and all of RPP’s existing and future direct and indirect wholly-owned domestic subsidiaries.

In January 2005, RPP and RPP CC entered into a $150 revolving credit facility, which was subsequently replaced in May 2005 by the Hexion Credit Facility (See Note 17).

RSM Credit Facility

In 2004, RSM and RSM Inc. entered into a $155 credit agreement (“RSM Credit Agreement”) with a syndicate of financial institutions. The RSM Credit Agreement provides for term loans (“Term Loans”) totaling $125 and revolving facility loans and LOCs (“Revolving Facility Loans”) of up to $30, subject to certain restrictions.

The Revolving Facility Loans provide for a five-year $30 revolving credit facility due August 2, 2009 to be used for working capital, general corporate purposes and acquisitions. Borrowings under the Revolving Facility Loans are subject to a maximum permitted amount based on a formula. For interest rate determination purposes, loans under the RSM Credit Agreement are defined as either ABR (alternative base rate) Loans or Eurocurrency Loans and are tied to the prime rate, Base CD rate or Federal Funds Rate for ABR Loans or adjusted LIBOR for Eurocurrency Loans. Incremental interest rates ranging from 1.75% to 3.00% are applied to these interest rates based on the type of loan, currency, time period and RSM’s consolidated leverage ratio. Commitment fees under the Revolving Facility Loans are payable quarterly at an annual rate of 0.5% on the available unused commitment. Letters of credit are subject to participation, fronting and issuing bank fees. As of December 31, 2004, RSM had $1 outstanding in LOCs, none of which had been drawn against.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

RSM borrowed the full amount of the $125 under the Term Loans to partially fund the acquisition and for working capital and other corporate purposes. The Term Loans are payable in quarterly principal installments through June 30, 2010, with a balloon payment of $118 on the term facility maturity date of August 2, 2010.

The RSM Credit Agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures, and the maintenance of certain financial ratios. Payment of borrowings under the RSM Credit Agreement may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control.

RSM’s obligations under the RSM Credit Agreement are guaranteed, on a joint and several basis, by RSM Inc. and each of RSM’s domestic subsidiaries. The RSM Credit Agreement is secured by substantially all current and future assets of RSM, including a pledge of the equity in its domestic subsidiaries and 65% of the equity of its ‘first tier’ foreign subsidiaries, totaling $394.

BCI Credit Facility

BCI entered into a three-year asset based revolving credit facility in the third quarter of 2002 (the “BCI Credit Facility”), which provides for a maximum borrowing of $175, including LOCs. BCI amended the BCI Credit Facility (the “Amended BCI Credit Facility”) on August 12, 2004 as part of the BCI Transaction. The Amended BCI Credit Facility is a five-year asset based revolving credit facility with the same borrowing capacity as the BCI Credit Facility.

The Amended BCI Credit Facility is secured with inventory and accounts receivable in the U.S., Canada and the U.K., a portion of property and equipment in Canada and the U.K. and the stock of certain subsidiaries. At December 31, 2004, the net book value of the collateral securing the Amended BCI Credit Facility, excluding the stock of foreign subsidiaries, was approximately $266. Maximum borrowing allowable under the Amended BCI Credit Facility is calculated monthly (quarterly, if availability is greater than $100) and is based upon specific percentages of eligible accounts receivable, inventory and fixed assets. The Amended BCI Credit Facility contains restrictions on dividends, capital expenditures ($38 from August 12, 2004 to December 31, 2004; $75 in 2005) and payment of management fees ($3 per year or 2% of Segment EBITDA). It also includes a minimum trailing twelve-month fixed charge coverage ratio of 1.1 to 1.0 if aggregate availability is less than $50. The trailing twelve-month fixed charge coverage ratio requirement does not apply when aggregate availability exceeds $50. At December 31, 2004, the maximum borrowing allowable under the Amended BCI Credit Facility was approximately $175, of which approximately $128, after outstanding LOCs and other draws, was unused and available. As a result, BCI has no fixed charge coverage ratio requirements at the end of 2004.

Under the terms of the Amended BCI Credit Facility, BCI has the ability to borrow funds at either the prime rate plus an applicable margin (“the prime rate option”) or at LIBOR plus an applicable margin. BCI must designate which option it chooses at the time of the borrowing. Currently, the applicable margin for any prime rate borrowing is 50 basis points and for any LIBOR borrowing is 200 basis points. For LOCs issued under the Amended BCI Credit Facility, BCI pays a per annum fee equal to the LIBOR applicable margin, or 2.00%, plus a fronting fee of 0.125%. In addition, BCI pays a 0.375% per annum fee on the amount of the revolving loan commitment less any borrowings or outstanding LOCs. BCI incurred commitment fees of $0.2 in the period from August 12, 2004 to December 31, 2004, related to the Amended BCI Credit Facility.

BCI’s Australian subsidiary entered into a five-year secured credit facility in the fourth quarter of 2003 (the “Australian Facility”), which provides for a maximum borrowing of AUD$20, or approximately $16. At

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

December 31, 2004, outstanding debt under this facility was $11, of which $7 is classified as long-term. In addition, there was approximately $3 of short term debt under the facility. The Australian Facility provided the funding for the Fentak acquisition made in the fourth quarter of 2003 and is secured by liens against substantially all of the assets of the Australian business including the stock of the Australian subsidiaries. At December 31, 2004, the net book value of the collateral securing the Australian Facility was approximately $30. In addition, BCI pledged the stock of the Australian subsidiaries as collateral for borrowing under the Australian Facility. This facility includes a fixed rate facility used for the acquisition, as well as a revolver. At December 31, 2004, $8 was outstanding under the fixed rate facility at an interest rate of 6.4%. The Australian Facility contains restrictions relative to the Australian businesses on dividends, the sale of assets and additional borrowings. The Australian Facility also contains financial covenants applying to the Australian subsidiaries including current ratio, interest coverage, debt service coverage and leverage. The fixed portion of the Australian Facility requires minimum quarterly principal reductions totaling AUD$0.5 (approximately $0.4). The Australian Facility requires semi-annual principal reductions based on a portion of excess cash as defined in the agreement. At December 31, 2004, the maximum borrowing allowable under the Australian Facility was AUD$18 (approximately $14), of which about AUD$4 (approximately $3), after outstanding LOCs and other draws, was unused and available.

Additional international credit facilities provide availability totaling approximately $26. Of this amount, approximately $12 (net of $4 of borrowings, LOCs and other guarantees of approximately $5 and $5 of other draws) was available to fund working capital needs and capital expenditures at December 31, 2004. These credit facilities have various expiration dates ranging from 2006 through 2008. Of the total $4 of outstanding debt, $1 was classified as long-term. While these facilities are primarily unsecured, portions of the lines are secured by equipment. At December 31, 2004, the net book value of collateral securing a portion of these facilities was approximately $1. BCI guarantees up to $7 of the debt of one of its Brazilian subsidiaries, included in these facilities.

HA-International, LLC (“HAI”), a subsidiary of BCI, entered into a three-year asset based revolving credit facility in 2004, which provides for a maximum borrowing of $15, (the “HAI Facility”). Maximum borrowing allowable under the HAI Facility is based upon specific percentages of eligible accounts receivable and inventory and is secured with inventory, accounts receivable and property and equipment of HAI. At December 31, 2004, the net book value of collateral securing the HAI Facility was approximately $34. The HAI Facility provides up to $2 for LOCs. The HAI Facility contains restrictions relative to HAI on dividends, affiliate transactions, minimum availability ($2), additional debt and capital expenditures ($2 in 2005). In addition, HAI is required to maintain a minimum trailing twelve-month debt coverage ratio of 1.5 to 1.0 and a monthly debt to tangible capital ratio of less than 2.5 to 1.0. At December 31, 2004, borrowing allowable under the HAI Facility was approximately $14, of which approximately $12 was unused and available, after the minimum availability requirement.

In addition, on August 12, 2004, BCI redeemed its 9.25% debentures for total cash of $49. Included in the total cash paid was $47 for the principal of the debentures, $1 of accrued interest and an early redemption premium of $1. The redemption was funded with cash received from the $475 private debt offering shown below.

At December 31, 2004 and 2003, the Company was in compliance with the covenants and restrictions in all credit facilities, with the exception of the RSM credit facility, for which the Company has received a permanent waiver relating to the delivery of the statement of cash flows for the fiscal quarter ended September 30, 2004. Subsequent to December 31, 2004, RSM obtained waivers on two additional covenants; delivery of the December 31, 2004 audited financial statements (waived through May 31, 2005), and obtaining interest rate swap agreements (waived through August 2, 2005).

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Senior Secured Notes

	Origination Date	Interest Payable	Early Redemption	Collateral / Priority
8% Senior secured notes due 2009	December 2003	December 15 June 15	December 2006	Substantially all assets of RPP and a portion of capital stock of subsidiaries Equal to all senior debt

9.5% Senior secured notes due 2010	April 2003	April 15 October 15	April 2006	Substantially all assets of RPP and a portion of capital stock of subsidiaries Equal to all senior debt, second to 8% notes

9% Second-priority senior secured notes due 2014	August 2004	January 15 July 15	July 2007 (b)	BCI—Inventory, accounts receivable and certain stock, second to credit facility

Floating Rate second-priority senior secured notes due 2010—average rate of 6.6%(a)	August 2004	January 15 April 15 July 15 October 15	July 2006 (b)	BCI—Inventory, accounts receivable and certain stock, second to credit facility

(a)	Interest on the Floating Rate Notes accrues at an annual rate, reset quarterly, equal to LIBOR plus 475 basis points. At December 31, 2004, the interest rate on the Floating Rate Notes was 6.82%. There is no sinking fund for the Floating Rate Notes.
(b)	Redemption of 35% permitted with certain equity offering proceeds. Redemption of 100% permitted in July 2009.

Certain senior secured notes contain restrictive covenants, which could trigger acceleration of repayment in the event of default, absent a waiver. Such restrictive covenants include, among other provisions, restrictions on payments and distributions, mergers and acquisitions and transactions with affiliates.

Following the Hexion Combination, the Company, certain of its U.S. subsidiaries and Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance Corporation) guarantee the senior secured debt previously issued by RPP (see Note 16).

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Unsecured Debentures

	Origination Date	Interest Payable	Early Redemption
9.2% debentures due 2021	March 1991	March 15 September 15	None

7.875% debentures due 2023	May 1993	February 15 August 15	None

8.375% Sinking fund debentures	April 1986	April 15 October 15	April 2006

Seller Senior Subordinated Note due 2011 (a)	August 2004	February 1 August 1	Any time

13.5% Senior subordinated notes due 2010	2000	May 15 November 15	November 2005

(a)	Interest is base rate equal to the seven year Treasury plus basis points ranging from 350 to 550. RSM may pay interest in either dollars or Notes until the third anniversary. Average interest rate is 7.6% in 2004.

Certain debentures contain restrictive covenants, which could trigger acceleration of repayment in the event of default absent a waiver. Such restrictive covenants include, among other provisions, restrictions on payments and distributions, mergers and acquisitions and transactions with affiliates.

Other Borrowings

During 2002, RPP financed the purchase of computer equipment and related services. RPP entered into unsecured trade notes, totaling $4, that bear interest ranging from 6.75 to 8.18 percent, payable over thirty-six months with one vendor. As of December 31, 2004 and 2003, balances outstanding were $0 and $2, respectively.

In addition, the Company finances certain insurance premiums. Short-term borrowings under this arrangement include $6 at December 31, 2004.

The $34 Parish of Ascension Industrial Revenue Bonds (IRBs) are related to the purchase, construction and installation of air and water pollution control facilities that are no longer owned by BCI. The tax-exempt status of the IRBs is based upon there being no change in the use of the facilities, as defined by the Internal Revenue Code. BCI continues to monitor the use of the facilities by the current owner. If a change in use were to occur, BCI could be required to take remedial action, including redeeming all of the bonds.

The Company’s capital leases range from one to forty-nine year terms for vehicle, equipment, land and buildings. At December 31, 2004 and 2003, total amounts outstanding under capital leases totaled $4 and $1, respectively. These balances are included in debt on the Consolidated Balance Sheets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Aggregate maturities of total debt, minimum annual rentals under operating leases, and minimum payments under capital leases at December 31, 2004, for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases	Minimum Payments Under Capital Leases
2005	$16	$24	$1
2006	3	20	1
2007	3	17	1
2008	5	15	—
2009	175	10	—
2010 and beyond	1,644	36	1

	$1,846	$122	$4

Rental expense amounted to $15, $10 and $10 in the years ended December 31, 2004, 2003 and 2002, respectively.

8. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property and (iv) long-term supply agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements and (iv) vendors or customers in long-term supply agreements.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at December 31, 2004.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable. With respect to certain of the aforementioned guarantees, the Company maintains limited insurance coverage that mitigates potential payments to be made.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

In connection with Apollo’s acquisitions of RPP and BCI, the Company entered into transaction fee agreements with Apollo and its affiliates for the provision of certain structuring and advisory services. The Company has agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under the agreements.

The Company has not entered into any significant agreement subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

9. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal, state and local levels as well as foreign laws and regulations, therefore is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant.

Based on management’s estimates, which are determined through historical experience, the Company has recorded liabilities, relating to 63 locations, of approximately $41 and $0 at December 31, 2004 and 2003, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $27 to $84 in the aggregate, at December 31, 2004. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates.

Indemnifications

For environmental conditions that existed at RPP related sites prior to November 2000, environmental remediation liability is influenced by agreements whereby Shell generally will indemnify the Company for

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

environmental damages associated with environmental conditions that occurred or existed before November 2000 of the recapitalization, subject to certain limitations. RPP had no accrual at December 31, 2004 and 2003. This assessment is based on the lack of evidence of any claims or possible claims against RPP prior to November 2000. In addition, management believes that RPP maintains adequate insurance coverage, subject to deductibles, for environmental remediation activities.

According to the terms of the RSM Transaction, Eastman has retained the liability and indemnified RSM for certain matters, including: i) pre-closing contamination at certain facilities, ii) pre-closing shipments of hazardous substances to off-premise sites, iii) all unknown environmental liabilities or contamination issues existing as of the closing date not previously disclosed by Eastman, subject to a $0.1 deductible, cost sharing, time limits and caps, and iv) any claims arising from assertions of personal injury attributable to pre-closing exposure to adverse work place conditions.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions at December 31, 2004:

BCP Geismar Site—BCI formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. BCI retained a 1% interest and the general partner interest, which were held by its subsidiary, BCP Management (“BCPM”). BCI also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among BCI, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, BCI agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. BCI bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which BCI can seek reimbursement, and no additional insurance recoveries are expected.

A groundwater pump and treat system for the removal of contaminants is operational, and preliminary natural attenuation studies are proceeding. BCI has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

BCI has recorded a liability of approximately $21 at December 31, 2004, related to the BCP Geismar site. Based on currently available information and analysis, BCI believes that it is reasonably possible that costs associated with this site may fall within a range of $14 to $32, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $32 over thirty years.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Following are expected payments for each of the next five years, and a reconciliation of the expected aggregate payments to the liability reflected at December 31, 2004:

2005	$3
2006	2
2007	2
2008	2
2009	1
Remaining aggregate payments	22

Total undiscounted liability	32
Less: discount to net present value	(11)

Liability per Consolidated Balance Sheet	$21

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 26 sites in which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or similar state “superfund” laws. The Company has recorded liabilities of approximately $8 at December 31, 2004, related to these sites. The Company anticipates approximately 60% of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and therefore, has little control over the costs and timing of cash flows. At 16 of the 26 sites, the Company’s share is less than 1%. At the remaining 10 sites, the Company has a share of up to 8.8% of the total liability which accounts for $7 of the total amount reserved for superfund / offsite landfill sites at December 31, 2004. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may be as low as $5 or as high as $17, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation, and the availability of insurance coverage. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at 14 locations currently owned by the Company, of which 4 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $8 at December 31, 2004, for remediation and restoration liabilities at these locations. The Company anticipates approximately $6 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Approximately $4 of these reserves is included in the Company’s business realignment reserve, as the environmental clean up is being handled in conjunction with planned closure of the location. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $5 to $21, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Other Sites—The Company is conducting environmental remediation at 9 locations formerly owned by the Company. The Company has accrued approximately $3 at December 31, 2004, for remediation and restoration liabilities at these locations. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $2 to $11, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 11 sites that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1 at December 31, 2004, related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1 and $2, in the aggregate. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

BCI formerly operated the Smith Douglass fertilizer business, which included a phosphate processing operation in Manatee County, Florida and an animal food processing operation in Hillsborough County, Florida. Both operations were sold in 1980. The EPA has sent BCI and another former owner of the Manatee County facility a request for $0.1 relating to oversight costs incurred when the site was abandoned by its current owner. BCI is disputing the charge. BCI is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on this site. BCI is aware that the current owner of the Hillsborough County site ceased operations in March of 2004 and is working with governmental agencies to effect closure of that site. At this time, BCI has received an information request from the EPA but has not received any demands from any governmental agencies or others regarding the closure and environmental cleanup at this site, which BCI believes is the responsibility of the current owner. While it is reasonably possible some costs could be incurred related to these sites, BCI has inadequate information to enable it to estimate a potential range of liability, if any. As of December 31, 2004, BCI had a reserve of $0.06 relating to these matters.

Non-Environmental Legal Matters

The Company has reserved approximately $21 and $0 at December 31, 2004 and 2003, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time. For the period ended December 31, 2004 and 2003, the Company recorded, in General and administrative expense, legal fees of approximately $4 and $0, respectively, related to the non-environmental legal matters described below.

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Imperial Home Décor Group—In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financing arranged by The Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of BCI, was acquired by Blackstone and subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). Blackstone provided $85 in equity, a syndicate of banks funded $198 of senior secured financing and $125 of senior subordinated notes were privately placed. BCI received approximately $309 in cash and 11% of IHDG common stock for its interest in BDPH at the closing of the merger. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The IHDG Litigation Trust (the “Trust”) was

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against BCI and certain of its affiliates in U.S. Bankruptcy Court in Delaware seeking to have the IHDG recapitalization transaction voided as a fraudulent conveyance and asking for a judgment to be entered against BCI for $314 plus interest, costs and attorney fees.

At December 31, 2004, the Company had an accrual of approximately $4 for legal defense costs related to this matter. On June 8, 2005, the Company reached an agreement with the parties to the lawsuit to settle and release all claims against it for a payment by the Company and certain former affiliates of $16.

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against BCI’s primary Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. Argument was made to the court in September 2004 and BCI is awaiting its ruling.

At December 31, 2004, the amount of the assessment, including tax, penalties, monetary correction and interest, is 61 Brazilian Reais, or approximately $23. BCI believes it has a strong defense against the assessment and will pursue the appeal vigorously, including appealing to the judicial level; however, there is no assurance that the assessment will not be upheld. At this time BCI does not believe a loss is probable; therefore, only related legal fees have been accrued. Reasonably possible losses to BCI resulting from the resolution of this matter range from zero to $23.

HAI Grand Jury Investigation—HA-International, LLC (“HAI”), a consolidated venture in which BCI had a 70% interest at December 31, 2004, received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a foundry resins Grand Jury investigation. HAI has provided documentation in response to the subpoena. As is frequently the case when such investigations are in progress, various antitrust lawsuits have been brought against BCI alleging that BCI and HAI, along with various other entities, engaged in a price fixing conspiracy. At this time BCI does not believe a loss is probable; therefore, only related legal fees have been accrued. BCI does not have sufficient information to determine a range of possible outcomes for this matter at this time.

CTA Acoustics—From the third quarter 2003 to the first quarter 2004, six lawsuits were filed against BCI in the 27th Judicial District, Laurel County Circuit Court, in Kentucky, arising from an explosion at a customer’s plant where seven plant workers were killed and over 40 other workers were injured. The lawsuits primarily seek recovery for wrongful death, emotional and personal injury, loss of consortium, property damage and indemnity. BCI expects that a number of these suits will be consolidated. The litigation also includes claims by its customer against its insurer and BCI. BCI is pursuing a claim for indemnity against its customer, based on language in its contract with the customer, and a claim against a third party that performed services for BCI in connection with sales to the customer. BCI previously accrued $5, the amount of its insurance deductible, relating to these actions and has insurance coverage expected to address any payments and legal fees in excess of this amount.

Other Legal Matters—BCI has been served in two lawsuits filed in Hillsborough County, Florida Circuit Court which name BCI and several other parties, relating to an animal feed supplement processing site formerly

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

operated by BCI and sold in 1980. The lawsuits are filed on behalf of multiple residents of Hillsborough County living near the site and allege various injuries related to exposure to toxic chemicals. At this time, BCI has inadequate information from which to estimate a potential range of liability, if any.

General

The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. In large part, as a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including the Company, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products the Company has made or used, including those containing silica and vinyl chloride monomer. The Company does not believe that it has a material exposure relating to these claims and believes it has adequate reserves and insurance to cover currently pending and foreseeable future claims.

Other Commitments and Contingencies

RPP entered into contractual agreements with Shell and other third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain RPP facilities on a stand-alone basis. The duration of the contracts range from one year, or less, to 20 years, depending on the nature of services. Such contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, RPP entered into contractual agreements with Shell and other third parties for the purchase of feedstocks. The terms of the agreements vary from three to ten years, extendable at RPP’s request and cancelable by either party as provided for in the respective agreements. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

The Company relies on long-term supply agreements with Shell and other key suppliers for most of their raw material supply. The loss of a key source of supply or a delay in shipments could have an adverse effect on business. Should any of the Company’s suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials in the open market, and no assurances can be given that the Company would be able to make these purchases or make them at prices that would allow the Company to remain competitive. Some raw materials are provided by one supplier and the Company could incur significant time and expense if the Company had to replace the supplier. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier. If the Company was unable to receive these feedstocks through these pipeline arrangements, the Company may not be able to obtain them from other suppliers at competitive prices or in a timely manner.

As part of the RSM Transaction, RSM was provided with certain services and systems from Eastman on an interim basis under a Transition Service Agreement (“TSA”). These transaction services are intended to allow RSM to continue to operate from the acquisition date on a seamless basis. Services included information systems, financial systems and reporting, procurement services, supply chain (order processing and logistics), and certain research and development support services. The TSA was terminated effective January 31, 2005. During 2004, the Company incurred expenses of $5 under the TSA.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

On October 15, 2004, in order to secure the long-term supply of a key raw material, RSM entered into a ten-year contract with a supplier to purchase a specified quantity of product at a specified price whether or not it takes delivery. Prices are adjusted annually according to a formula that is based upon an agreed upon raw material benchmark index. The initial volume is adjusted annually based upon the prior year’s sales of the related finished good manufactured with the raw material. In addition, RSM is party to a non-cancellable agreement to purchase certain gas supplies at a fixed monthly rate through June 30, 2012. RSM is required to make minimum annual payments under these contracts as follows:

2005	$2
2006	3
2007	3
2008	3
2009	3
2010 and beyond	14

Total minimum payments	28
Less: Amount representing interest	(8)

Present value of minimum payments	$20

RSM had purchases of $1 during 2004 under the contracts.

The Limited Liability Agreement of HAI provides Delta-HA, Inc. (“Delta”), BCI’s partner in HAI, the right to purchase between 3-5% of additional interest in HAI each year, beginning in 2004. Delta is limited to acquiring a maximum of 25% of additional interest in HAI under this arrangement. Delta purchased an additional 5% interest in the third quarter of 2004. Delta’s purchase price of the interest is based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement. The Company received cash proceeds of $2, as determined by the agreement, and recorded a gain of $1 related to the sale, which is included in Other operating expense in the 2004 Consolidated Statement of Operations. In the first quarter of 2005, Delta purchased an additional 5% interest.

10. Pension and Retirement Savings Plans

Most U.S. employees of the Company, except RSM associates, are covered under non-contributory defined benefit plans (“the U.S. Plans”). The U.S. Plans provide benefits for salaried and certain hourly employees and some hourly employees covered under a collective bargaining agreement based on eligible compensation and years of credited service. The benefits for other hourly employees who are covered under a collective bargaining agreement benefits are calculated using a formula based on years of credited service multiplied by the fixed benefit multiplier amount established in the union contract. Certain employees in other countries are covered under other contributory and non-contributory defined benefit foreign plans that are included in the data presented herein. The measurement dates for the plans are: December 31 for RPP plans and September 30 for BCI plans.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

	2004		2003
	RPP	BCI	RPP
Change in Benefit Obligation
Benefit obligation at beginning of year	$111	$259	$81
Service cost	6	3	5
Interest cost	6	14	5
Actuarial losses	12	9	9
Foreign currency exchange rate changes	8	1	13
Benefits paid	(3)	(32)	(2)

	140	254	111

Change in Plan Assets
Fair value of plan assets at beginning of year	102	190	80
Actual return on plan assets	4	21	7
Foreign currency exchange rate changes	8	—	13
Employer contribution	9	1	4
Benefits paid	(3)	(32)	(2)

Fair value of plan assets at end of year	120	180	102

Plan assets less than benefit obligation	(20)	(74)	(9)
Unrecognized net actuarial loss	35	121	16
Unrecognized prior service cost (credit)	(4)	1	(4)

Net amount recognized	$11	$48	$3

Amounts recognized in the balance sheets, after reclassification of the prepaid pension asset to reflect a minimum pension liability adjustment, consist of:

	2004		2003
	RPP	BCI	RPP
Accrued benefit liability	$(8)	$(72)	$(7)
Prepaid benefit cost	19	—	10
Intangible asset	—	1	—
Accumulated other comprehensive income	—	119	—

Net amount recognized	$11	$48	$3

The Company’s accrued benefit liability of $80 includes $7 recorded in Other current liabilities at December 31, 2004. The weighted average discount rates used to determine benefit obligations for the Company were between 2% and 6% in 2004 and between 3.5% and 6.75% in 2003. The weighted average rate of increase in future compensation levels was between 2% and 4.42% in 2004 and between 2% and 4% in 2003.

The following summarizes defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	2004		2003
	RPP	BCI	RPP
Projected benefit obligation	$38	$254	$35
Accumulated benefit obligation	32	251	29
Fair value of plan assets	27	180	25

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Following are the components of net pension expense recognized by the Company for the years ended December 31, 2004, 2003 and 2002:

	2004			2003	2002
	RPP	BCI(a)	Total	RPP	RPP
Service cost	$6	$1	$7	$5	$5
Interest cost on projected benefit obligation	6	5	11	5	4
Expected return on assets	(9)	(6)	(15)	(7)	(5)
Recognized actuarial loss	—	3	3	—	—

Net pension expense	$3	$3	$6	$3	$4

(a)	BCI balances shown are for the period August 12, 2004 to December 31, 2004.

The weighted average discount rates used to determine net pension expense for the Company was between 2.5% and 6.25% in 2004, between 3.5% and 6.75% in 2003, and between 3.5% and 7.25% in 2002. The weighted average rate of increase in future compensation was between 2% and 4% in 2004 and 2003, and between 2% and 4.25% in 2002. The expected long-term rate of return on the plan assets were between 8% and 9% in 2004, 2003 and 2002.

Investment Strategy

Following is a summary of actual 2004 and 2003, at the measurement date, and target 2005 allocations of assets by investment type:

	2005 Target		2004		2003
	RPP	BCI	RPP (a)	BCI	RPP
Debt securities	20%	40%	29%	35%	28%
Equity securities	80%	60%	70%	61%	71%
Cash and short-term investments	—	—	—	4%	—
Other	—	—	1%	—	1%

	100%	100%	100%	100%	100%

(a)	RPP investments allocations are for U.S. assets only. RPP’s international investment portfolio includes 100% of The Netherlands plan assets invested in debt securities and 100% of Belgium’s plan assets invested in other investments for the years 2004 and 2003. For international plans, RPP is expected to transfer to and maintain an 80% equity and 20% bond mix in international investments in the near future.

RPP Plan

For the U.S. Plan, the expected long-term rate of return was chosen from the range of likely results of compound average annual returns over a 20-year time horizon based on the plan’s current investment policy (70% equity securities, 29% bonds, and 1% cash). The expected return and volatility for each asset class was based on historical equity, bond and cash market returns during the period 1926 to 2002 using a Monte Carlo Simulation. Increasing or decreasing the expected return rate by one percentage point would not be material on combined results of operations, cash flows or financial position.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

BCI Plan

In determining the expected overall long-term rate of return on assets, BCI takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets. Peer data and historical returns are also reviewed to confirm that BCI’s assumptions are reasonable.

BCI’s investment strategy for defined benefit pension plan assets is to maximize the long-term return on plan assets using a mix of equities and fixed income investments and accepting a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capital investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset / liability studies.

The Company expects to make contributions totaling $19 to its defined benefit plans in 2005.

Estimated future plan benefit payments as of December 31, 2004 are as follows:

2005	$28
2006	28
2007	26
2008	26
2009	26
2010 to 2014	132

In 2003 BCI was informed by the IRS that cash balance plans may be required to be amended because of recent ERISA rulings that found some cash balance plans to be discriminatory. The IRS indicated that the U.S. Plan should continue to operate as currently designed until new guidance is available. There is insufficient information to assess any potential impact to BCI of the ERISA ruling at this time.

Most BCI employees not covered by the Company’s U.S. and foreign defined benefit pension plans are covered by collective bargaining agreements, which are generally effective for five years. Under Federal pension law, there would be continuing liability to these pension trusts if BCI ceased all or most participation in any such trust, and under certain other specified conditions. The Consolidated Statements of Operations include charges of $1 in 2004 for payments to pension trusts on behalf of BCI employees not covered by its plans.

Qualified Savings Plans

The Company provides a defined contribution plan to its RPP and RSM employees. Full time employees are eligible to participate immediately. Employees may make pre-tax contributions ranging from 1% to 60% and after-tax contributions ranging from 1% to 10% of their pay subject to Internal Revenue Service limitation. Company contributions range from 3% to 6% after completion of service of 1 to 4 years of service and 6% after completion of 5 years of service. Company contributions amounted to $2 and $1 for each of the years ended December 31, 2004 and, 2003, respectively.

The Company also provides a defined contribution plan to its BCI U.S. employees (“the Retirement Savings Plan”). Eligible salaried and hourly employees may contribute up to 5% of their pay (7% for certain longer

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Dollars in millions except per share data)

service salaried employees), as basic contributions to the plan. The Company contributes monthly to the plan an amount equal to at least 50% and up to 100% of basic contributions. The Company has the option to make additional contributions based upon financial performance. Charges to operations for matching contributions under the Retirement Savings Plan in the period from August 12, 2004 to December 31, 2004 totaled $2.

Deferred Compensation Plans

The Company provides a nonqualified deferred compensation plan for its RPP U.S. employees who are participants in the former RPP stock option plan. Participants may elect to defer up to 50% of base wages and 100% of bonus pay and stock option compensation. The participants’ deferred compensation contributions are made to a Rabbi trust. The Company’s obligations under this plan are unfunded; however, the Company must pay tax on compensation that is deferred by the participant. The participant is required to reimburse the Company for taxes once the funds are withdrawn from the plan. Eligible RSM employees also receive profit sharing contributions based on age and years of service. Contributions range from 1 to 15% on wages to FICA limits and 2 to 20% on wages in excess of FICA limits. Contributions for RSM’s employees amounted to less than $1 for the period ended December 31, 2004.

The Company also provides executives with a nonqualified plan that provides an opportunity for executives to elect deferral of compensation and also provides retirement benefits in cases where executives cannot fully participate in the defined benefit or defined contribution plan because of plan and Internal Revenue Service limitations. The Company’s plans will be amended in 2005 to comply with the deferred compensation provisions of the American Jobs Creation Act of 2004.

11. Non-Pension Postemployment Benefits

Most U.S. and Canadian employees of the Company are provided other postemployment benefit plans (“OPEBs”). The OPEBs provide retirees and their dependents certain health and life insurance benefits. Domestic participants under the former BCI plan who are not eligible for Medicare are generally provided with the same medical benefits as active employees. Until September 2003, participants who were eligible for Medicare were provided with supplemental benefits. In September 2003, the BCI plan was amended, as is discussed below. Canadian participants are provided with supplemental benefits to the respective provincial healthcare plan in Canada. The domestic postretirement medical benefits are contributory; the Canadian medical benefits are non-contributory. The domestic and Canadian postretirement life insurance benefits are non-contributory. Benefits are funded on a pay-as-you-go basis.

During 2003, the Company revised the average retirement age and average turn-over rate to age 60 and 7 percent from age 58 and 5 percent of participants in the former RPP plan. This revision in assumptions decreased the obligations for the OPEB plan in the U.S. for 2003.

In 2003, the Company amended the BCI medical benefit plan, as a result, the post-retirement medical benefits were reduced by approximately $88. The Company’s unrecognized prior service cost was adjusted for the impact of the amendment, and the adjustment is being amortized over the estimated remaining years of service of approximately nine years (2003 – 2012). In 2004, the Company again amended the BCI retiree medical benefit plan to reduce subsidies to retirees effective January 1, 2005, and eliminate remaining subsidies effective January 1, 2006, except in certain cases where contractual obligations exist. As a result of this amendment, the Company’s liability related to providing postretirement medical benefits was further reduced by $8 in 2004. The Company’s unrecognized prior service cost has been adjusted to reflect this amendment. The prior service cost will be amortized over the estimated remaining years of service of approximately nine years (2004 – 2013).

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

The measurement dates for the plans are: December 31 for the RPP plan and September 30 for the BCI plans. The following represents amounts for the full calendar years of January 1 to December 31, 2004 and 2003.

	2004		2003
	RPP	BCI	RPP
Change in Benefit Obligation
Benefit obligation at beginning of year	$7	$32	$7
Interest cost	1	2	—
Actuarial (gains) losses	(2)	(2)	—
Plan amendments	—	(8)	(1)
Benefits paid	—	(5)	—
Foreign currency exchange rate changes	—	—	1

	6	19	7
Unrecognized net actuarial gain	16	6	14
Unrecognized prior service benefit	4	84	5

Accrued postretirement obligation at end of year	$26	$109	$26

The weighted average discount rates used to determine benefit obligations for the Company were between 5% and 6.25% in 2004 and between 5.5% and 6.25% in 2003.

Following are the components of net postretirement (benefit) expense recognized by the Company:

	2004			2003	2002
	RPP	BCI(a)	Total	RPP	RPP
Interest cost on projected benefit obligation	$—	$1	$1	$—	$1
Amortization of prior service cost	—	(4)	(4)	—	—
Recognized actuarial gain	(1)	—	(1)	(1)	—
Settlement/curtailment gain	—	—	—	—	(1)

Net postretirement benefit	$(1)	$(3)	$(4)	$(1)	$—

(a)	BCI amounts shown are for the period August 12, 2004 to December 31, 2004.

The weighted average discount rates used to determine net postretirement (benefit) expense for the Company was between 5.5% and 6.25% in 2004 and between 6% and 6.75% in 2003 and 2002.

Following are the assumed health care cost trend rates at December 31, 2004.

	2004		2003
	RPP	BCI	RPP
Health care cost trend rate assumed for next year—U.S. plan	8.0-8.5%	5.25%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)—U.S. Plan	4.0-4.5%	5.25%	4.5%
Year that the rate reaches the ultimate trend rate—U.S. Plan	2009	2005	2008
Health care cost trend rate assumed for next year—Canadian Plan	—	7.5%	—
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)—Canadian Plan	—	4.4%	—
Year that the rate reaches the ultimate trend rate—Canadian Plan	—	2015	—

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Dollars in millions except per share data)

A one-percentage-point change in the assumed health care cost trend rates would not have a material impact on the Company.

Estimated future plan benefit payments as of December 31, 2004 are as follows:

2005	$3
2006	2
2007	2
2008	2
2009	2
2010 to 2014	6

Also included in the Consolidated Balance Sheets at December 31, 2004 and 2003, are other post-employment benefit obligations of $5 and $0, respectively.

12. Shareholders’ (Deficit) Equity

As a result of the Hexion Combination, the Company’s capital structure consists of 82,629,906 shares outstanding at December 31, 2004, which consists of 300,000,000 shares of $0.01 par value common stock authorized, 170,678,965 shares issued and 88,049,059 shares held in treasury (see Note 17h). The Company’s capital structure has been retroactively consolidated for all periods presented. For purposes of calculating loss per share, 82,629,906 was used as the number of outstanding shares for all periods presented as no new shares were issued as a result of the legal merger.

During 2004 and 2003, the Company paid constructive cash distributions of $1 and $4 to Shell, of the $4, $2 was previously accrued, relating to the same reimbursements of certain pension costs in accordance with the Master Sales Agreement dated November 14, 2000 and related ancillary agreements.

The Company’s equity at December 31, 2004 includes the addition of the historical equity balances of BCI at August 12, 2004. BCI’s equity included $296 related to treasury shares and a receivable from its parent of $542.

At December 31, 2004, the Company held $405 of notes receivable from its parent, which accrue interest at 12% per year, payable quarterly, and mature on September 29, 2005. The notes were previously due from BHI. Interest of $156 has been accrued at December 31, 2004. Paid-in capital includes the related interest income of $19 for the period ended December 31, 2004. Historically, BHI funded the payment of the interest on the note through common dividends received from BCI. BCI has not received a payment on the accrued interest, nor has BCI paid an associated dividend, since October 15, 2001.

13. Stock Option Plans and Other Stock Based Compensation

Prior to the Hexion Combination, RPP, RSM and BHI Acquisition (now Hexion LLC) maintained three stock option plans: the RPP 2000 Stock Option Plan (the “RPP plan”), the RSM 2004 Stock Option Plan (the “RSM plan”) and the BHI Acquisition 2004 Stock Incentive Plan (the “2004 Incentive Plan”). In addition to these option plans, the Company’s parent maintains a stock-based deferred compensation plan. The options granted under each of these plans were for the purchase of the common stock of the parent company of each of the respective companies; upon the Hexion Combination, the stock options under the RPP plan and RSM plan

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

became denominated in Hexion LLC common units based upon relative fair value. As such, none of these options are denominated in the Company’s stock as of the date of the Hexion Combination. The Company does not intend to make future option grants from these plans subsequent to the Hexion Combination, but plans to adopt a new plan from which future grants of options to purchase the Company’s stock will be made.

Stock Options

The Company accounts for stock-based compensation under APB No. 25 and has adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.”

Following is a summary of the historical option activity relating to these plans, on the equivalent, post-combination and reverse split (see Note 17i) basis, for the three years ended December 31, 2004:

	Hexion LLC Common Units	Weighted Average Exercise Price
Options outstanding at December 31, 2002	636,074	$12.05
Options exercised	84	9.49
Options granted	14,964	9.49
Options forfeited	54,862	12.81
Options outstanding at December 31, 2003	596,092	11.97
Options granted	3,658,471	5.64
Options forfeited	107,331	16.23
Options outstanding at December 31, 2004	4,147,232	$6.31

Exercisable at December 31, 2003	90,692	$11.58
Exercisable at December 31, 2004	111,241	$12.14

At December 31, 2004 the range of exercise prices on a post-combination and reverse split basis was $3.51 to $29.42 and the weighted average remaining contractual life was 9.2 years.

RPP Plan

RPP Inc. adopted stock option plans pursuant to which options with respect to a total of 69,000 shares of RPP Inc.’s common stock (727,134 shares on a post-combination and reverse split basis) are available for grant to employees of, consultants to, or directors of RPP Inc. or RPP. The right to grant options under the option plan will expire in 2010. Options granted under the plan are or will be either nonqualified or incentive stock options. One third of the options will vest ratably over a five year period, while the remaining vest after the eighth anniversary of the grant date (“the RPP performance options”). The RPP performance options provide for accelerated vesting upon the sale of RPP, Inc. and achievement of certain financial targets. Options are granted at the fair market value on the date of the grant and expire eight years from the grant date.

RSM Plan

In August 2004, RSM Inc. initiated its 2004 Stock Option Plan pursuant to which options with respect to a total of 37,500 shares of RSM Inc.’s common stock (1,069,997 shares on a post-combination and reverse split basis) are available for grant to employees of, consultants to, or directors of RSM Inc. or RSM. The right to grant options under the option plan will expire on the tenth anniversary of the adoption date by the Board

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

of Directors. Options granted under the plan shall be nonqualified stock options. One third of the options will vest ratably over a five year period, while the remaining vest after the eighth anniversary of the grant date (“the RSM performance options”). The RSM performance options provide for accelerated vesting upon the sale of RSM Inc. and achievement of certain financial targets. Options are granted at the fair market value on the date of the grant and expire eight years from the grant date.

BCI Plans

As a result of the BCI Transaction, all 4,968,250 of the in-the-money options to purchase BCI stock, granted under predecessor BCI option plans, were exercised, resulting in the recognition of $4 of option expenses, which is included in Transaction related compensation and other costs. The remaining options were terminated without payment.

In August 2004, BHI Acquisition (now Hexion LLC) adopted the BHI Acquisition 2004 Stock Incentive Plan, pursuant to which up to 3,670,635 (see Note 17i) options to purchase BHI Acquisition (now Hexion LLC) stock are available for grant to BCI employees. The right to grant options under this plan will expire on the tenth anniversary of the adoption of the plan. On August 12, 2004, BHI Acquisition granted options to purchase 2,519,860 shares of BHI Acquisition (now Hexion LLC) stock, half of which vest ratably over a five-year period, while the remaining vest after the eighth anniversary of the grant date (the “performance options”). The performance options provide for accelerated vesting upon the sale of BCI and the achievement of certain financial targets. The options were granted at fair value, but are treated as variable because the 2004 Incentive Plan is a book value plan with the value of the options determined by a formula. BCI has not recorded any expense under APB No. 25 related to these options, as their formula value is less than the exercise price.

At December 31, 2004, there were no exercisable options outstanding under the 2004 Incentive Plan to purchase Hexion LLC common units and there were 1,150,775 shares available for future grant.

Stock-Based Deferred Compensation Plans

Certain key employees of the Company have been granted 1,007,944 (see Note 17i) deferred common stock units under the BHI Acquisition Corp. 2004 Deferred Compensation Plan (“the Deferred Compensation Plan”), which is an unfunded plan. Each unit gives the grantee the right to one share of common stock of Hexion LLC, following the completion of a forfeiture period, upon the earlier of termination of employment or upon certain other events triggered by a registration of Hexion LLC common stock for sale to the public. The forfeiture period for 686,396 of the deferred units expired on December 10, 2004. The remaining 321,549 deferred units are subject to forfeiture until December 31, 2005. The Company recorded $4 of expense related to the Deferred Compensation Plan during the period from August 12, 2004 to December 31, 2004, and the related credit is in Paid-in capital.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

14. Income Taxes

Comparative analysis of the Company’s income tax expense (benefit) related to continuing operations follows:

	2004	2003	2002
Current
Federal	$(5)	$—	$—
State and local	7	—	—
Foreign	1	—	—

Total	3	—	—
Deferred
Federal	(11)	(22)	—
State and local	(1)	(1)	—
Foreign	9	(14)	(10)

Total	(3)	(37)	(10)

Income tax expense (benefit)	$—	$(37)	$(10)

A reconciliation of the Company’s differences between income taxes related to continuing operations computed at the Federal statutory tax rate of 35% and provisions for income taxes is as follows:

	2004	2003	2002
Income taxes computed at Federal statutory tax rate	$(40)	$(35)	$(8)
State tax provision, net of Federal benefits	(4)	(2)	—
Foreign tax differentials	1	(5)	1
Foreign source income also subject to U.S. taxation	9	—	—
Losses and other expenses not deductible for tax	12	—	—
Valuation allowance	(33)	—	—
Additional tax on foreign unrepatriated earnings	61	—	—
Write off of net operating losses	17	—	—
Long-lived asset impairment	—	4	—
Change in enacted tax rate	(10)	—	—
Adjustment of prior estimates and other	(13)	1	(3)

Income tax expense (benefit)	$—	$(37)	$(10)

The domestic and foreign components of the Company’s loss (income) before income tax and minority interest are as follows:

	2004	2003	2002
Domestic	$126	$72	$(6)
Foreign	(13)	28	30

Total	$113	$100	$24

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

The tax effects of the Company’s significant temporary differences, and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2004 and 2003, is as follows:

	2004	2003
Assets
Non-pension post-employment benefit obligations	$42	$—
Accrued and other expenses	65	—
Loss and credit carryforwards	260	89
Pension liability	26	6
Property, Plant & Equipment	16	—
Other	9	6

Gross deferred tax assets	418	101
Valuation allowance	(192)	—

Net deferred tax asset	226	101

Liabilities
Property, plant, equipment and intangibles	(243)	(203)
Unrepatriated earnings of foreign subsidiaries	(66)	—
Amortization of intangibles	(30)	(31)
Other	(4)	(3)

Gross deferred tax liabilities	(343)	(237)

Net deferred tax liability	$(117)	$(136)

The following table summarizes the Company’s presentation of its net deferred tax (liability) asset on the Consolidated Balance Sheets at December 31, 2004 and 2003:

	2004	2003
Assets
Current deferred income taxes	$14	$5

Liabilities
Long-term deferred income taxes	(131)	(141)

Net deferred tax liability	$(117)	$(136)

The 2004 consolidated tax rate primarily reflects a provision of $61 for taxes associated with the unrepatriated earnings of BCI’s foreign subsidiaries. Management has determined that after the acquisition of BCI by Apollo (the “BCI Transaction”), the earnings could no longer be considered permanently reinvested. In addition, the provision also reflects a $12 tax expense for nondeductible expenses primarily related to the BCI Transaction and a tax benefit of $10 for a reduction in the Netherlands tax rate.

The 2003 effective tax rate reflects a Federal income tax benefit computed at the Federal statutory rate as well as a $4 charge for book impairment charges related to goodwill that are not deductible for tax purposes.

Hexion LLC and its eligible subsidiaries file a consolidated U.S. Federal income tax return. As Hexion LLC is not a member of the registrant, its tax attributes are not reflected in the above tables. However, because Hexion

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

LLC is the Company’s parent, the Company has the ability to utilize Hexion LLC’s attributes. These attributes are made up of $130 of deferred interest deductions, which have significant restrictions on their use, and $24 of net operating loss carryforwards, which expire starting in 2020. Hexion LLC maintains a full valuation allowance against these tax attributes as it is more likely than not that some portion of these assets will not be realized.

In addition, as of December 31, 2004, the Company has a $192 valuation allowance for a portion of its deferred tax assets that management believes, that more likely than not, will not be realized. In the United States, a consolidated tax return will be filed and future taxable income and losses of the consolidated group may be offset. During 2004, the Company released $51 of valuation allowance in connection with its decision to repatriate earnings from its foreign subsidiaries. The valuation allowance was also evaluated considering the combined deferred taxes of the Company after the Hexion Combination. At the time BCI and RSM became part of the combined group, RPP had a $50 net deferred tax liability and BCI and RSM had valuation allowances on a portion of their deferred tax assets. These valuation allowances were reduced by $50 based on RPP’s net deferred tax liability position. Of this amount, $2 was recorded as a component of purchase accounting and the remainder was credited to Paid-in capital.

The Company’s deferred tax assets include Federal, state and foreign net operating loss carryforwards. The Federal net operating losses available are $308, which expire starting in 2020. A valuation allowance of $82 has been provided against these attributes.

The Company had undistributed earnings of foreign subsidiaries of $6, on which deferred taxes had not been provided because such earnings are considered permanently invested outside of the U.S.

The IRS has substantially completed audits of BCI for all years through 2001. As a result, the Company has recorded a benefit of $12 in their tax provision relating to settlements of Federal, state and foreign audits. For BCI, the years 2002 through 2004 remain open for examination. For RPP, the years 2001 through 2004 remain open for examination. RSM’s initial 2004 tax year remains open for examination.

At December 31, 2004, the Company has $25 accrued for probable state tax liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements.

The Canada Revenue Agency is currently auditing BCI’s Canadian subsidiary for the period 1991 through 1995. The years 1996-2004 remain open for examination by various Canadian tax authorities. Deposits have been made to offset any probable additional taxes.

The Netherlands taxing authority is currently examining RPP’s Dutch subsidiary’s tax returns for the years 2000 through 2002. Net operating losses carried back during this period of time resulted in $18 of tax refunds in the fourth quarter of 2003. The Netherlands tax authority has not issued a formal notice of deficiency and the Company will aggressively contest any proposed adjustments. Although the final resolution of any proposed adjustments is uncertain and may involve unsettled areas, based on currently available information, the Company has provided the best estimate of the probable tax liability for such matters.

15. Segment and Geographic Data

Each of the companies comprising Hexion has determined its segments in accordance with SFAS No. 131, “Disclosures about segments of an Enterprise and Related Information,” based on the way that management organizes the business operations for decision-making purposes. This organization of the business operations has

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

resulted in a historical presentation of eight segments. RPP organizes and manages its business through geographic regions. These geographic regions result in three reportable segments: (i) Americas, (ii) Europe and Africa, and (iii) Asia Pacific and Middle East. RSM operates its business by product line, and has two reportable segments: (i) Specialty Resins and Monomers and (ii) Inks. BCI has three reportable business segments: (i) Forest Products, (ii) Performance Resins and (iii) International. Consolidated results for RSM and BCI also include Corporate and Other, which includes general and administrative expenses, and for BCI only, income and expenses retained from businesses sold in previous years.

The following tables include the stand-alone disclosures for each of the eight historical segments in accordance with SFAS No. 131. In addition, the Company has voluntarily included the RSM and BCI information using the same segments utilized by RPP because management deems the additional segment data to be beneficial for a deeper understanding of the consolidated entity. RSM amounts shown below are for the period August 1, 2004 to December 31, 2004. BCI amounts shown below are for the period August 12, 2004 to December 31, 2004.

Net sales to external customers:

	2004					2003	2002
	RPP	RSM	BCI	Elim. (1)	Total	RPP	RPP
Americas	$431	$189	$602	$(4)	$1,218	$349	$367
Europe and Africa	563	131	66	—	760	430	364
Asia Pacific and Middle East	2	5	34	—	41	3	9

Total	$996	$325	$702	$(4)	$2,019	$782	$740

(1)	Entries to eliminate transactions between RPP, RSM and BCI.

Net sales by product line:

	2004					2003	2002
	RPP	RSM	BCI	Elim. (1)	Total	RPP	RPP
Resins	$627	$249	$528	$(4)	$1,400	$499	$488
Formaldehyde	—	—	108	—	108	—	—
Inks	—	76	—	—	76	—	—
Bisphenol-A	178	—	—	—	178	129	125
Versatics	149	—	—	—	149	116	91
All other (2)	42	—	66	—	108	38	36

Total	$996	$325	$702	$(4)	$2,019	$782	$740

(1)	Entries to eliminate transactions between RPP, RSM and BCI.
(2)	Net Sales of other products that individually account for less than 10% of total revenues.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Depreciation and amortization expense:

	2004				2003	2002
	RPP	RSM	BCI	Total	RPP	RPP
Americas	$34	$1	$16	$51	$33	$27
Europe and Africa	28	3	3	34	25	20
Asia Pacific and Middle East	—	—	1	1	—	—

Total	$62	$4	$20	$86	$58	$47

Operating income (loss):

	2004				2003	2002
	RPP	RSM	BCI	Total	RPP	RPP
Americas	$(34)	$(17)	$(7)	$(58)	$—	$66
Europe and Africa	57	11	—	68	(24)	(25)
Asia Pacific and Middle East	(2)	—	1	(1)	1	—

Total	$21	$(6)	$(6)	$9	$(23)	$41

Reconciliation of operating income to income (loss) before income tax and minority interest:

	2004	2003	2002
Operating Income (loss)	$9	$(23)	$41
Interest expense	(118)	(77)	(65)
Other non-operating expense	(4)	—	—

Loss before income tax and minority interest	$(113)	$(100)	$(24)

Total assets at year-end:

	2004					2003
	RPP	RSM	BCI	Elim. (1)	Total	RPP
Americas	$644	$194	$840	$(4)	$1,674	$653
Europe and Africa	611	193	131	—	935	537
Asia Pacific and Middle East	1	13	73	—	87	1

Total	$1,256	$400	$1,044	$(4)	$2,696	$1,191

(1)	Entries to eliminate transactions between RPP, RSM and BCI and to record deferred taxes.

Expenditures for long-lived assets:

	2004				2003
	RPP	RSM	BCI	Total	RPP
Americas	$17	$13	$11	$41	$12
Europe and Africa	9	5	1	15	5
Asia Pacific and Middle East	—	—	1	1	1

Total	$26	$18	$13	$57	$18

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Set forth below is the segment reporting for RSM and BCI.

Segment reporting for RSM from the acquisition date of August 2, 2004 to December 31, 2004:

	SRM	Inks	Corporate & Other	Total
Net sales to external customers	$249	$76	$—	$325
Depreciation and amortization expense	3	1	—	4
Operating income (loss)	6	2	(14)	(6)
Total assets at December 31, 2004	288	108	4	400
Expenditures for long lived assets	13	5	—	18

Segment reporting for BCI from the acquisition date of August 12, 2004 to December 31, 2004:

	Forest Products	Performance Resins	International	Corporate & Other	Total
Net sales to external customers	$376	$174	$152	$—	$702
Depreciation and amortization expense	9	4	5	2	20
Total assets	403	213	291	137	1,044
Expenditures for long lived assets	5	3	3	2	13
Segment EBITDA	43	20	11	(11)	63

Reconciliation of Segment EBITDA to Net Loss:

2004
Segment EBITDA—BCI:
Forest Products	$43
Performance Resins	20
International	11
Corporate and Other	(11)
Adjustments to Segment EBITDA (described below)—BCI	(49)
Depreciation and Amortization—BCI	(20)
Operating Income—RPP	21
Operating Income—RSM	(6)

Total operating income—consolidated	9

Reconciliation:
Interest expense—consolidated	(118)
Other non-operating income—consolidated	(4)
Income tax benefit—consolidated	—
Minority interest in net loss of consolidated subsidiaries	8

Net loss—consolidated	$105

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Dollars in millions except per share data)

Adjustments to BCI Segment EBITDA:

The following items are not included in Segment EBITDA:

	Forest Products	Performance Resins	International	Corporate & Other	Total
Adjustments to EBITDA:
Plant closure (a)	$—	$—	$(1)	$—	$(1)
Transaction related costs	—	—	—	(46)	(46)
Impairment (b)	—	(2)	—	—	(2)
Other	(1)	1	—	—	—

Total Adjustments to EBITDA	$(1)	$(1)	$(1)	$(46)	$(49)

(a)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental and other related costs.
(b)	Represents write-down of production assets due to certain changes in the Company’s manufacturing footprint.

Segment EBITDA is equal to net income before depreciation and amortization, interest expense, other non-operating expenses or income, income taxes and other adjustments (which include costs included in operating income associated with the BCI Transaction, business realignment activities, and certain costs primarily related to legacy businesses). Segment EBITDA is presented by reportable segment and for Corporate and Other and Divested Business of BCI for the period from August 12 to December 31, 2004. Segment EBITDA information is presented with BCI’s segment disclosures because it is the measure used by BCI’s management in the evaluation of operating results and in determining allocations of capital resources among the business segments. It is also the metric used by BCI to set management and executive incentive compensation.

Geographic Information

Net sales to Unaffiliated Customers:(1)

	2004					2003	2002
	RPP	RSM	BCI	Elim. (2)	Total	RPP	RPP
United States	$431	$182	$429	$(4)	1,038	$349	$367
Netherlands	563	—	—	—	563	430	229
Canada	—	7	121	—	128	—	—
Other international	2	136	152	—	290	3	144

Total	$996	$325	$702	$(4)	$2,019	$782	$740

(1)	For purposes of geographic disclosures, sales are attributed to the country in which individual business locations reside.
(2)	Entries to eliminate transactions between RPP, RSM and BCI.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Dollars in millions except per share data)

Long-Lived Assets: (1)

	2004					2003	2002
	RPP	RSM	BCI	Elim. (2)	Total	RPP	RPP
United States	$368	$40	$251	$(4)	$655	$381	$396
Netherlands	390	—		—	390	379	336
Canada	—	—	73	—	73	—	—
Other international	6	75	124	—	205	4	5

Total	$764	$115	$448	$(4)	$1,323	$764	$737

(1)	Long-lived assets include property, plant and equipment, net of accumulated depreciation.
(2)	Deferred tax adjustment as a result of the combination.

16. Guarantor/Non-Guarantor Subsidiary Financial Information

In conjunction with the Apollo Acquisition of BCI, BCI formed two wholly owned finance subsidiaries to borrow $475 through a private debt offering. The Company and certain of its U.S. subsidiaries guarantee this debt. In addition, following the Hexion Combination, the Company and these same U.S. subsidiaries plus Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance) also guarantee the senior secured debt previously issued by RPP (the “RPP guaranteed debt”).

The following information contains the condensed consolidating financial information for the parent, Hexion, the subsidiary issuers (Hexion U.S. Finance Corporation, formerly known as Borden U.S. Finance Corporation, Hexion Nova Scotia Finance, ULC (formerly known as Borden Nova Scotia, ULC) (“Nova Scotia, ULC”) and RPP Capital Corporation), the combined subsidiary guarantors (BDS Two, Inc., Borden Chemical Investments, Inc., Borden Chemical Foundry, Inc., Lawter International, Inc., Borden Chemical International, Inc., Oilfield Technology Group, Inc. and Borden Services Company) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries and HAI. All of the subsidiary issuers and subsidiary guarantors are owned 100% by Hexion. All guarantees are full and unconditional and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian subsidiary and HAI are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining U.S. non-guarantor subsidiaries.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates. All other tax expense is reflected in the parent.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

YEAR ENDED DECEMBER 31, 2004

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemical, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,038	$—	$33	$1,061	$(113)	$2,019
Cost of goods sold	934	—	32	932	(113)	1,785

Gross margin	104	—	1	129	—	234

Selling, general & administrative expense	70	—	2	91	—	163
Transaction related costs	34	—	—	22	—	56
Other operating expense (income)	4	—	(1)	3	—	6

Operating income (loss)	(4)	—	—	13	—	9

Interest expense	100	16	—	2	—	118
Intercompany royalty expense (income)	6	—	(6)	—	—	—
Intercompany interest expense (income)	63	(17)	(63)	17	—	—
Equity in (earnings) losses of subsidiaries, net	(48)	—	(2)	—	50	—
Other non-operating expense (income)	—	—	—	4	—	4

(Loss) income before income tax and minority interests	(125)	1	71	(10)	(50)	(113)
Income tax expense (benefit)	(12)	—	—	12	—	—

Net (loss) income before minority interests	(113)	1	71	(22)	(50)	(113)
Minority interests in net loss of consolidated subsidiaries	(8)	—	—	—	—	(8)

Net (loss) income	$(105)	$1	$71	$(22)	$(50)	$(105)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemical, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$359	$—	$—	$442	$(19)	$782
Cost of goods sold	311	—	—	422	(19)	714

Gross margin	48	—	—	20	—	68

Selling, general & administrative expense	35	—	—	46	—	81
Impairments	13	—	—	—	—	13
Other operating expense (income)	—	—	—	(3)	—	(3)

Operating income (loss)	—	—	—	(23)	—	(23)

Interest expense	74	—	—	3	—	77
Equity in (earnings) losses of subsidiaries, net	18	—	—	—	(18)	—
Intercompany interest (income) expense	(6)	—	—	6	—	—
Other non-operating expense (income)	—	—	—	—	—	—

(Loss) income before income tax and minority interests	(86)	—	—	(32)	18	(100)
Income tax expense (benefit)	(23)	—	—	(14)	—	(37)

(Loss) income before minority interests	(63)	—	—	(18)	18	(63)
Minority interests in net loss of consolidated subsidiaries	(13)	—	—	—	—	(13)

Net (loss) income	$(50)	$—	$—	$(18)	$18	$(50)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

YEAR ENDED DECEMBER 31, 2002

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemical, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$387	$—	$—	$518	$(165)	$740
Cost of goods sold	270	—	—	496	(165)	$601

Gross margin	117	—	—	22	—	139

Selling, general & administrative expense	41	—	—	41	—	82
Impairments	—	—	—	—	—	—
Other operating expense (income)	10	—	—	6	—	16

Operating income (loss)	66	—	—	(25)	—	41

Interest expense	60	—	—	5	—	65
Equity in (earnings) losses of subsidiaries, net	31	—	—	—	(31)	—
Intercompany interest (income) expense	(11)	—	—	11	—	—
Other non-operating expense (income)	—	—	—	—	—	—

(Loss) income before income tax and minority interests	(14)	—	—	(41)	31	(24)
Income tax expense (benefit)	—	—	—	(10)	—	(10)

(Loss) income before minority interests	(14)	—	—	(31)	31	$(14)
Minority interests in net loss of consolidated subsidiaries	(3)	—	—	—	—	(3)

Net (loss) income	$(11)	$—	$—	$(31)	$31	$(11)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

DECEMBER 31, 2004

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$63	$—	$9	$80	$—	$152
Accounts receivable, net	198	—	15	305	—	518
Accounts receivable from affiliates	10	—	—	—	(10)	—
Inventories:
Finished and in-process goods	152	—	8	130	—	290
Raw materials and supplies	52	—	6	57	—	115
Other current assets	43	—	1	10	10	64

	518	—	39	582	—	1,139

Other Assets
Investment in subsidiaries	6,648	—	16	—	(6,664)	—
Intercompany loans receivable	189	482	6,152	—	(6,823)	—
Other assets	29	19	—	47	—	95

	6,866	501	6,168	47	(13,487)	95

Property and Equipment, net	636	—	8	679	—	1,323
Goodwill	35	—	—	16	—	51
Other Intangible Assets, net	82	—	—	6	—	88

Total Assets	$8,137	$501	$6,215	$1,330	$(13,487)	$2,696

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$228	$—	$9	$251	$—	$488
Accounts payable to affiliates	2	(14)	15	—	(3)	—
Debt payable within one year	8	—	—	8	—	16
Interest payable	22	14	—	—	—	36
Income taxes payable	33	—	—	—	—	33
Other current liabilities	85	—	1	44	3	133

	378	—	25	303	—	706

Other Liabilities
Long-term debt	1,348	475	—	11	—	1,834
Intercompany loans payable	6,390	—	—	433	(6,823)	—
Non-pension postemployment benefit obligations	120	—	—	22	—	142
Deferred income taxes	34	—	—	97	—	131
Other long-term liabilities	122	—	1	15	—	138

	8,014	475	1	578	(6,823)	2,245

Minority interest in consolidated subsidiaries	54	—	—	—	—	54
Shareholders’ (Deficit) Equity	(309)	26	6,189	449	(6,664)	(309)

Total Liabilities and Shareholders’ (Deficit) Equity	$8,137	$501	$6,215	$1,330	$(13,487)	$2,696

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

DECEMBER 31, 2003

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$34	$—	$—	$15	$—	$49
Accounts receivable	42	—	—	68	—	110
Inventories:					—
Finished & in-process goods	70		—	49	—	119
Raw materials and supplies	16		—	10	—	26
Other current assets	14		—	—	—	14

	176	—	—	142	—	318

Other Assets
Investment in subsidiaries	195	—	—	—	(195)	—
Other assets	32	—	—	5	—	37

	227	—	—	5	(195)	37

Property and Equipment, net	380	—	—	384	—	764
Goodwill	—	—	—	—	—	—
Other intangible assets	72	—	—	—	—	72

Total Assets	$855	$—	$—	$531	$(195)	$1,191

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$40	$—	$—	$68	$—	$108
Debt payable within one year	8	—	—	—	—	8
Interest payable	10	—	—	—	—	10
Other current liabilities	8	—	—	7	—	15

	66	—	—	75	—	141

Other Liabilities
Long-term debt	675	—	—	—	—	675
Long-term (receivable)/payable to affiliates	(186)	—	—	186	—	—
Non-pension postemployment benefit obligations	15	—	—	11	—	26
Deferred tax liability	76	—	—	65	—	141
Other long-term liabilities	12	—	—	(1)	—	11

	592	—	—	261	—	853
Minority Interests in Consolidated Subsidiaries (net of tax)	45					45

Shareholder’s (Deficit) Equity	152	—	—	195	(195)	152

Total Liabilities & Shareholder’s (Deficit) Equity	$855	$—	$—	$531	$(195)	$1,191

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

YEAR ENDED DECEMBER 31, 2004

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows (used in) from Operating Activities	$(297)	$—	$40	$225	$—	$(32)

Cash Flows (used in) from Investing Activities
Capital expenditures	(37)	—	(1)	(19)	—	(57)
RSM acquisition activity, net of cash	17	—	(24)	(145)	—	(152)
Cash combination of BCI	185	—	—	—	—	185
Proceeds (purchase) from sale of businesses	260	—	—	(260)	—	—
Proceeds from the sale of assets	2	—	2	—	—	4

	427	—	(23)	(424)	—	(20)

Cash flows from (used in) Financing Activities
Net short-term debt borrowings	(9)	—	—	3	—	(6)
Borrowings of long-term debt	256	—	—	37	—	293
Repayments of long-term debt	(156)	—	(1)	(38)	—	(195)
Affiliated loan (repayments) borrowings	(271)	—	15	256	—	—
Dividends received (paid)	23	—	(22)	(1)	—	—
Proceeds from issuance of common stock	60	—	—	—	—	60
Other	(4)	—	—	—	—	(4)

	(101)	—	(8)	257	—	148

Effect of exchange rates on cash flow	—	—	—	7	—	7

Increase in cash and equivalents	29	—	9	65	—	103
Cash & equivalents at beginning of period	34	—	—	15	—	49

Cash & equivalents at end of period	$63	$—	$9	$80	$—	$152

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated

Cash Flows (used in) from Operating Activities	$(110)	$—	$—	$67	$—	$(43)

Cash Flows (used in) from Investing Activities
Capital expenditures	(15)	—	—	(3)	—	(18)
Distributions from equity affiliates	—	—	—	2	—	2
Proceeds from sale of assets	—	—	—	23	—	23

	(15)	—	—	22	—	7

Cash flows from (used in) Financing Activities
Net short-term debt borrowings	—	—	—	—	—	—
Borrowings of long-term debt	651	—	—	97	—	748
Repayments of long-term debt	(474)	—	—	(171)	—	(645)
Other	(22)	—	—	(1)	—	(23)

	155	—	—	(75)	—	80

Effect of exchange rates on cash flow	—	—	—	1	—	1

Increase in cash and equivalents	30	—	—	15	—	45
Cash & equivalents at beginning of period	4	—	—	—	—	4

Cash & equivalents at end of period	$34	$—	$—	$15	$—	$49

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

YEAR ENDED DECEMBER 31, 2002

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows (used in) from Operating Activities	$45	$—	$—	$19	$—	$64

Cash Flows (used in) from Investing Activities
Capital expenditures	(39)	—	—	(9)	—	(48)
Distributions from equity affiliates	—	—	—	1	—	1
Proceeds from sale of assets	2	—	—	—	—	2

	(37)	—	—	(8)	—	(45)

Cash flows from (used in) Financing Activities
Net short-term debt borrowings	—	—	—	—	—	—
Borrowings of long-term debt	149	—	—	74	—	223
Repayments of long-term debt	(158)	—	—	(89)	—	(247)
Other	3	—	—	—	—	3

	(6)	—	—	(15)	—	(21)

Effect of exchange rates on cash flow	—	—	—	—	—	—

Increase in cash and equivalents	2	—	—	(4)	—	(2)
Cash & equivalents at beginning of period	2	—	—	4	—	6

Cash & equivalents at end of period	$4	$—	$—	$—	$—	$4

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, RPP Capital Corporation and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the RPP guaranteed debt. RPP Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. RPP Capital Corporation has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

Note 17. Subsequent Events

a. Acquisition of Bakelite

On April 29, 2005, Hexion Specialty Chemicals Canada, Inc., a subsidiary of Hexion, through its wholly owned subsidiary, National Borden Chemical Germany GmbH, completed its acquisition of Bakelite pursuant to a share purchase agreement with the Sellers dated October 6, 2004 (the “Bakelite Acquisition”) for a net purchase price of approximately €201, or approximately $259, subject to certain adjustments. The Company financed the Bakelite Acquisition through a combination of available cash and a second-priority senior secured bridge loan facility in the amount of $250. The bridge financing arrangement was settled and cancelled on May 31, 2005, using proceeds from the $150 Second-priority senior secured floating rate notes due 2010 and $100 of term loan debt borrowed under the Hexion Credit Facility (see below). The acquisition will be accounted for under the purchase method of accounting.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Fair values are based upon preliminary third party appraisals and internal studies and are subject to final adjustments.

Fair value at April 29, 2005
Current assets	$290
Property, plant and equipment	166
Other assets	4
Intangible assets	72
Goodwill	46

Total assets acquired	578

Current liabilities	158
Long-term debt	21
Other liabilities	140

Total liabilities assumed	319

Net assets acquired	$259

b. Acquisition of RPP and RSM Minority Interests

At the time of the Hexion Combination, shares of RPP Inc., the former parent of RPP, and RSM Inc. held by minority shareholders and management were exchanged for shares in Hexion LLC. The minority shareholders and management held ownership interests of 28.2% and 5% for RPP and RSM, respectively, on a fully diluted basis. The acquisition of these ownership interests was accounted for under the purchase method of accounting and pushed-down to the Company.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

The following table summarizes the step-up to fair value of the assets acquired and liabilities assumed at the date of acquisition based upon the percentage ownership acquired from the minority shareholders. Fair values are based upon preliminary third party appraisals and internal studies and are subject to final adjustments.

Incremental fair value at May 31, 2005
Current assets	$9
Property, plant and equipment	26
Intangible assets	15
Goodwill	50
Other assets	15

Total asset step-up	115

Current liabilities	3
Long-term debt	8
Other liabilities	14

Total liability step-up	25

Net assets stepped-up	$90

c. Related Party Transactions

Prior to the Hexion Combination, on May 31, 2005, RPP and RSM agreed to terminate their agreements with Apollo, thereby releasing any and all obligations and liabilities by all parties under the respective agreements. In consideration of the terminations, RPP and RSM paid Apollo $4 and $7, respectively.

At the time of the Hexion Combination, the Company entered into a seven-year, amended and restated version of the former BCI management consulting agreement with Apollo (the “Amended Management Consulting Agreement”). The terms of the Amended Management Consulting Agreement currently provide for annual fees of approximately $3 and provide for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale of the Company or an initial public offering.

d. Credit Facility

In May 2005, the Company entered into new senior secured credit facilities (“Hexion Credit Facility”) and replaced and repaid the RPP and RSM credit facilities. The $775 senior secured credit facility has a $225 revolving credit facility and $500 term loan facility. The facility will also provide a $50 synthetic letters of credit facility. Repayment of 1% of the term loan per annum must be made quarterly with the balance payable upon the final maturity date. Interest on the term and revolving loan facilities is LIBOR plus 2.5% or higher of prime rate plus 1% or the Federals Funds Rate plus 1.5%.

The total amount of term debt borrowed under the Hexion Credit Facility was $500, of which $200 was used to pay a special dividend to BHI Acquisition (the “Special Dividend”) (see below) and $14 was used to pay transaction costs related to the Hexion Credit Facility. The remaining proceeds were used to repay existing debt, amounts outstanding under the RPP and RSM credit facilities, $100 of the Bakelite bridge loan facility and the $50 Seller senior subordinated notes.

HEXION SPECIALTY CHEMICALS, INC.

Notes to the Consolidated Financial Statements—(Continued)

(In millions, except for share and per share data)

e. Senior Secured Notes

In May 2005, the Company issued $150 Second-Priority Senior Secured Floating Rate Notes due 2010. The notes were issued at a discount of 98.846%. Interest on the notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 5.5%. The proceeds from the notes were used to repay in part the bridge loan facility used to finance the Bakelite Acquisition.

f. Redeemable Preferred Stock

In May 2005, Hexion Escrow Corp., a subsidiary of Hexion which merged into Hexion coincidental with the Hexion Combination, offered 14 million shares of Redeemable Series A Floating Rate Preferred Stock, par value $0.01 per share and a liquidation preference of $25 per share (the “Preferred Stock”). The Preferred Stock will accumulate cumulative preferential dividends from the issue date at an initial rate of LIBOR plus 8.0%, compounded semi-annually. Prior to November 2005, the Company has the option to redeem all or a portion of the Preferred Stock at 100% of the aggregate liquidation value plus accrued and unpaid dividends.

g. Dividends

In conjunction with the Hexion Combination, the Company declared a dividend to its parent of $550 and paid $517 on May 31, 2005. Approximately $6 of the unpaid amount will be distributed in the third quarter of 2005, and the remainder is expected to be paid in the second quarter of 2007. The dividend was funded through the proceeds from the issuance of preferred stock and from amounts borrowed under the Company’s credit facility.

h. Hexion Specialty Chemicals, Inc. Reverse Stock Split

On September 19, 2005, the Board of Directors approved a 0.85268157-to-1 reverse stock split. The reverse stock split was effective September 19, 2005 and the par value of the common stock remained at $.01 per share. All share and per share amounts have been retroactively adjusted for all periods presented to reflect the 0.85268157-to-1 reverse stock split.

i. Hexion LLC Reverse Split

On September 20, 2005, a 0.464637297-to-1 reverse split of Hexion LLC common units was made effective. All common unit amounts relating to options issued by Hexion LLC to the Company’s employees and directors have been retroactively adjusted for all periods presented to reflect the 0.464637297-to-1 reverse split.

[PAGE INTENTIONALLY LEFT BLANK]

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	Six Months ended June 30,
	2004	2003
	(In thousands, except per share data)
Net sales	$798,401	$720,051
Cost of goods sold	638,718	581,468

Gross margin	159,683	138,583

Distribution expense	35,992	33,385
Marketing expense	23,397	21,159
General & administrative expense	46,893	51,789
Transaction-related costs (see Note 1)	7,236	—
Business realignment expense and impairments	261	1,421
Other operating expense	2,841	3,666

Operating income	43,063	27,163

Interest expense	23,696	22,839
Affiliated interest expense	99	323
Other non-operating expense	571	1,002

Income (loss) before income tax	18,697	2,999
Income tax expense (benefit)	145,797	(13,746)

Net (loss) income	$(127,100)	$16,745

Comprehensive (loss) income	$(133,033)	$39,758

Basic and Diluted Per Share Data
Net income (loss)—basic and diluted	$(0.64)	$0.08

Average number of common shares outstanding during the period—basic	199,308	199,312
Average number of common shares outstanding during the period—diluted	199,308	199,970

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(UNAUDITED)

June 30, 2004
(In thousands)
ASSETS
Current Assets
Cash and equivalents	$32,190
Accounts receivable (less allowance for doubtful accounts of $12,671)	208,986
Accounts receivable from affiliates	301
Inventories:
Finished and in-process goods	43,005
Raw materials and supplies	45,562
Deferred income taxes	23,476
Other current assets	9,721

363,241

Investments and Other Assets
Deferred income taxes	2,320
Other assets	23,241

25,561

Property and Equipment
Land	33,103
Buildings	103,829
Machinery and equipment	699,215

836,147
Less accumulated depreciation	(395,501)

440,646
Goodwill	56,395
Other Intangible Assets	5,064

Total Assets	$890,907

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET—(Continued)

(UNAUDITED)

June 30, 2004
(In thousands except share data)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$162,901
Debt payable within one year	5,654
Loans payable to affiliates	7,380
Income taxes payable	32,168
Interest payable	12,359
Other current liabilities	66,086

286,548

Other Liabilities
Long-term debt	529,947
Non-pension post-employment benefit obligations	121,804
Long-term pension liability	70,915
Other long-term liabilities	110,324

832,990

Commitments and Contingencies (See Note 8)

Shareholders’ Deficit
Common stock—$0.01 par value: authorized 300,000,000 shares, Issued 201,754,598, treasury 858,970, outstanding 200,895,628 shares	2,009
Paid-in capital	1,248,300
Receivable from parent	(536,383)
Deferred compensation	(893)
Accumulated other comprehensive income	(134,126)
Accumulated deficit	(807,538)

(228,631)

Total Liabilities and Shareholders’ Deficit	$890,907

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2004	2003
	(In thousands)
Cash Flows from (used in) Operating Activities
Net income (loss)	$(127,100)	$16,745
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Tax valuation allowance	137,110	—
Deferred tax benefit	(326)	(23,532)
Depreciation and amortization	24,029	22,906
Business realignment expense and impairments	261	1,421
Minority interest expense (income)	944	(234)
Other non-cash adjustments	1,217	1,796
Net change in assets and liabilities:
Accounts receivable	(26,961)	(30,744)
Inventories	(8,477)	2,859
Accounts and drafts payable	37,765	6,318
Income taxes	(1,368)	3,808
Other assets	6,327	13,637
Other liabilities	(16,085)	(15,472)

	27,336	(492)

Cash Flows from (used in) Investing Activities
Capital expenditures	(19,255)	(15,621)
Proceeds from the sale of assets	9,359	2,231

	(9,896)	(13,390)

Cash Flows (used in) from Financing Activities
Net short-term debt (repayments) borrowings	(2,513)	(1,456)
Borrowings of long-term debt	—	255
Repayment of long-term debt	(19)	—
Affiliated (repayments) borrowings	(10,880)	(51,382)
Decrease in restricted cash	—	65,281
Repurchases of common stock from management	—	(286)

	(13,412)	12,412

Increase in cash and equivalents	4,028	(1,470)
Cash and equivalents at beginning of year	28,162	14,740

Cash and equivalents at end of period	$32,190	$13,270

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$23,750	$22,493
Income taxes, net	10,381	6,019

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (UNAUDITED)

(In thousands)

	Common Stock	Paid-in Capital	Receivable From Parent	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2003	$2,009	$1,224,011	$(512,094)	$(1,488)	$(128,193)	$(680,438)	$(96,193)

Net loss						(127,100)	(127,100)
Translation adjustments and other					(5,933)		(5,933)

Comprehensive loss							(133,033)

Interest accrued on notes from parent		24,289	(24,289)				—
Compensation expense on restricted stock				595			595

Balance, June 30, 2004	$2,009	$1,248,300	$(536,383)	$(893)	$(134,126)	$(807,538)	$(228,631)

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements

(Dollars in thousands except per share amounts and as otherwise indicated)

1. Background and Nature of Operations

Borden Chemical, Inc. (the “Company”) was incorporated on April 24, 1899. The Company is engaged primarily in manufacturing, processing, purchasing and distributing forest products and industrial resins, formaldehyde, oilfield products, UV coatings and other specialty and industrial chemicals worldwide. Production facilities are located throughout the U.S. and in many foreign countries. The Company has three reportable segments: Forest Products, Performance Resins and International. See Note 6.

The Company has been controlled by an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) since 1995. The Company’s immediate parent is Borden Holdings, Inc. (“BHI”), which is a wholly owned subsidiary of BW Holdings, LLC (“BWHLLC”), an entity controlled by KKR.

On July 6, 2004 an affiliate of Apollo Management LP (“Apollo”) entered into a stock purchase agreement with BWHLLC, BHI, the Company and certain members of Company’s management. Pursuant to this agreement, Apollo will acquire (the “Acquisition”) all of the outstanding capital stock of BHI, and all of the outstanding capital stock of the Company not otherwise owned by BHI will be redeemed. Completion of the Acquisition is subject to customary closing conditions. The Company and BHI will continue to operate independently until those conditions are satisfied and closing occurs.

The Acquisition, and the payment of estimated transaction fees and expenses will be financed with the net proceeds of a $475 million second-priority senior secured private debt offering and certain equity contributions from Apollo. The Company may refinance certain existing debt with a portion of this funding. The Acquisition is expected to be completed in the third quarter of 2004. During the second quarter of 2004 the Company incurred $7,236 of expenses related to the Acquisition and for a prior registration statement (subsequently withdrawn) for a proposed initial public offering of the Company’s common stock.

2. Basis of Presentation

The accompanying unaudited Consolidated Financial Statements include the accounts of Borden Chemical, Inc. and its subsidiaries, after elimination of intercompany accounts and transactions and contain all adjustments, which in the opinion of management are necessary for a fair presentation of the results for the interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

Stock-Based Compensation—The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and has adopted the disclosure-only provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to SFAS No. 123.” The following table sets forth the required reconciliation of reported and pro forma net (loss) income and earnings per share (“EPS”) under SFAS No. 148:

	Six months ended June 30,
	2004	2003
Net (loss) income applicable to common stock	$(127,100)	16,745
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefit	—	67
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since January 1, 1996, net of related tax effects	(97)	(56)

Pro forma net (loss) income	$(127,197)	$16,756

Average shares outstanding (in thousands)—basic	199,308	199,312
Average shares outstanding (in thousands)—diluted	199,308	199,970
Per share as reported (basic and diluted)	$(0.64)	$0.08
Per share pro forma (basic and diluted)	$(0.64)	$0.08

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

At June 30, 2004, options to purchase 5,578,850 common shares of the Company were outstanding, of which none are considered dilutive. At June 30, 2003, options to purchase 2,290,040 common shares of the Company were outstanding, of which 1,492,000 were considered dilutive.

Earnings Per Share

The Company’s basic and diluted earnings per share are calculated as follows:

	Six months ended June 30,
	2004	2003
Net income (loss) applicable to common shareholders	$(127,100)	$16,745
Effect of dilutive options	—	—

Diluted EPS—Numerator	(127,100)	16,745

Average share outstanding (in thousands)—basic	199,308	199,312
Effect of dilutive options (in thousands)	—	658

Diluted EPS—Denominator (in thousands)	199,308	199,970

Diluted EPS	$(0.64)	$0.08

Reclassification—Previously, at June 30, 2004, income taxes payable of $24,374 was classified as Other long-term liabilities. This amount has been reclassified as Income taxes payable in the current presentation. In addition, for the six months ended June 30, 2004, $348 of Distribution expense and $1,109 of General & administrative expense were reclassified to Cost of goods sold as a result of standardizing the classification of corporate controlled charges across the Company.

3. Business Realignment

In June 2003, the Company initiated a realignment program (the “2003 realignment program”) designed to reduce operating expenses and increase organizational efficiency. The components of this program include reducing headcount, streamlining processes, consolidating manufacturing processes and reducing general and administrative expenses. We expect to complete this program in the first quarter of 2005 and will incur additional expenses through its completion. In addition, we have certain additional long-term realignment programs initiated prior to 2003, which primarily relate to consolidation of plant facilities.

Six Months Ended June 30, 2004

In the first half of 2004, the Company recorded business realignment expense of $261, consisting of plant closure costs (which include plant employee severance and plant asset impairments) of $794, offset by a gain of $1,025 from the sale of a former U.S. plant site. Other severance and employee costs of $492 related to continued execution of the 2003 realignment program.

Provided below is a rollforward of the business realignment reserves for the first half of 2004.

	Reserves December 31, 2003	2004 Expense	2004 Settlements/ Charges	Reserves June 30, 2004
Plant closure costs
2003 realignment program	$3,488	$574	$(3,565)	$497
Other programs	4,741	220	(1,034)	3,927
Other severance and employee costs
2003 realignment program	2,784	492	(1,277)	1,999
Other programs	1,151	—	(1,151)	—

	$12,164	$1,286	$(7,027)	$6,423

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Plant Closure Costs

Expenses for plant closure reported for the first half of 2004 of $794 relate primarily to additional costs relating to the conversion of the France manufacturing facility into a distribution center and the transition of the related production to the U.K. ($286) and other plant closure costs at various sites ($508).

Other Severance and Employee Costs

Year-to-date June 2004 realignment expense also includes additional net severance costs during the first half of 2004 totaling $492, related primarily to the 2003 realignment program.

Gain on the Sale of Assets

During the second quarter 2004, the Company sold a U.S. plant previously closed under a prior year realignment program for a gain of $1,025, which is also recorded in realignment expense.

Six Months Ended June 30, 2003

In the first half of 2003, the Company recorded business realignment expense and impairments of $1,421, consisting of plant closure expenses (which includes plant employee severance and plant asset impairments) of $1,299 less reserve reductions of $1,574, other severance and employee costs of $2,113, a gain on the sale of Melamine of $568, and non-cash asset impairment charges of $151.

Plant Closure and Other Employee Severance Costs

Provided below is a rollforward of business realignment reserve activity for the first half of 2003.

	Reserves December 31, 2002	2003 Expense	2003 Settlements/ Charges	Reserves June 30, 2003
Plant closure costs
2003 realignment program	$—	$—	$—	$—
Other programs	9,568	(275)	(3,382)	5,911

Other severance and employee costs
2003 realignment program	—	1,716	—	1,716
Other programs	3,996	397	(2,824)	1,569

	$13,564	$1,838	$(6,206)	$9,196

Plant Closure Costs

Plant closure income of $275 in the first half of 2003 consisted of a net reduction in reserves no longer required due to the sale of Melamine of $1,574, partially offset by environmental remediation costs of $894 for closed plants in Brazil and other net costs of $405 for plant closures and consolidations.

Other Severance and Employee Costs

The Company recorded severance costs of $2,113 in the first half of 2003. Of this amount, $1,716 related to the 2003 realignment program, and $397 related to other administrative workforce reduction programs.

Gain on the Sale of Assets

During the second quarter 2003, the Company sold its melamine crystal business (“Melamine”), resulting in a gain of $568. The gain is included in realignment expense because the business was sold as part of a prior year realignment program.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Asset Impairment

The Company also recorded asset impairments of $151 related to its Colombian operations in the first six months of 2003.

4. Pension and Postretirement Expense

Following are the components of net pension and postretirement expense recognized by the Company for the periods ended June 30, 2004 and 2003:

	Pension Six Months Ended June 30,		Postretirement Six Months Ended June 30,
	2004	2003	2004	2003
Service cost	$1,490	$1,128	$36	$36
Interest cost	6,955	7,493	740	3,047
Expected return on plan assets	(8,309)	(7,741)	—	—
Amortization
Unrecognized transition obligation	—	5	—	—
Prior service cost	219	198	(5,177)	(1,432)
Recognized net actuarial loss	3,214	3,519	—	(31)

	$3,569	$4,602	$(4,401)	$1,620

The amortization of prior service cost in 2004 postretirement expense relates to the plan amendment made in the second quarter of 2003.

5. Comprehensive Income (Loss)

Comprehensive (loss) income is computed as follows:

	Six Months Ended June 30,
	2004	2003
Net income (loss)	$(127,100)	$16,745
Foreign currency translation adjustments	(5,933)	23,013

	$(133,033)	$39,758

The currency translation adjustments in 2004 relate primarily to unfavorable changes in exchange rates in Brazil, Canada, Australia and the U.K. The favorable foreign currency translation adjustments in 2003 relate primarily due to favorable changes in exchange rates in Canada and Brazil.

6. Segment Data

The Company has three reportable segments: Forest Products, Performance Resins and International. Consolidated results also include general corporate and administrative expenses disclosed as “Corporate and Other” and activities related to Melamine, which was shut down in 2002, sold in 2003 and is disclosed as “Divested Business.” These are presented to provide a complete picture of the Company’s results.

Forest Products includes the North American forest product resins and formaldehyde product lines. The key business drivers for Forest Products are housing starts, furniture demand, panel production capacity and chemical intermediates sector operating conditions.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Performance Resins includes the North American specialty resins, foundry resins and oilfield product lines. Performance Resins’ key business drivers are housing starts, auto builds, active gas drilling rigs and the general industrial sector performance.

International includes production operations in Europe, Latin America and Asia Pacific. Principal countries of operation are the U.K., Brazil, Australia and Malaysia. Product lines include formaldehyde, forest product and performance resins and consumer products. The key business drivers for International are export levels, panel production capacity, housing starts, furniture demand and the local political and general economic environments.

Corporate and Other represents general and administrative expenses and income and expenses related to liabilities retained from businesses sold in previous years.

Operating Results by Segment:

In previous documents filed with the SEC Adjusted EBITDA was the description used in our segment footnote to describe our segment performance measure. For purposes of this document we have described our segment performance measure as “Segment EBITDA”. We intend to use the term Segment EBITDA to measure segment performance in future SEC documents.

Following is a comparison of net sales and net income (loss) before depreciation and amortization, interest expense, other non-operating expense (income) income taxes and other adjustments (which may include costs associated with business realignment activities, dispositions and pension settlement charges). The Company refers to this as “Segment EBITDA.” Segment EBITDA is presented by segment and for Corporate and Other and Divested Business of the Company for the six months ended June 30, 2004 and 2003. Segment EBITDA information is presented with the Company’s segment disclosures because it is the measure used by the Company’s management in the evaluation of operating results and in determining allocations of capital resources among the business segments. It is also the metric used by the Company to set management and executive incentive compensation.

Net Sales

	Six Months Ended June 30,
	2004	2003
Forest Products	$417,852	$379,735
Performance Resins	207,718	188,937
International	172,831	151,373
Divested Business	—	6

	$798,401	$720,051

Segment EBITDA

	Six Months Ended June 30,
	2004	2003
Forest Products	$53,103	$42,622
Performance Resins	24,269	24,295
International	16,901	15,985
Corp & Other	(18,397)	(28,219)

Total	$75,876	$54,683

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

The table below reconciles Segment EBITDA to net (loss) income, which management believes to be the most directly comparable GAAP financial measure.

Reconciliation of Segment EBITDA to Net Income (Loss)

	Six Months Ended June 30,
Segment EBITDA:	2004	2003
Forest Products	$53,103	$42,622
Performance Resins	24,269	24,295
International	16,901	15,985
Corporate and Other	(18,397)	(28,219)
Reconciliation:
Depreciation and amortization	(24,029)	(22,906)
Adjustments to Segment EBITDA (described below)	(8,784)	(4,614)
Interest expense	(23,696)	(22,839)
Affiliated interest expense	(99)	(323)
Other non-operating expense	(571)	(1,002)
Income tax (expense) benefit	(145,797)	13,746

Net (loss) income	$(127,100)	$16,745

Adjustments to Segment EBITDA
The following items are not included in Segment EBITDA:

Six months ended June 30, 2004	(1) Plant Closure	Severance	(2) Other	Total
Forest Products	$189	$(334)	$(457)	$(602)
Performance Resins	961	—	(46)	915
International	(932)	(119)	(25)	(1,076)
Corporate and Other	13	(39)	(7,995)	(8,021)

Total	$231	$(492)	$(8,523)	$(8,784)

(1)	Plant closure income for the six months ended June 30, 2004 of $231 relates primarily to a gain of $1,025 on the sale of a U.S. plant site previously closed under a realignment program, partially offset by costs relating to the shut-down of several international sites. These expenses include additional costs relating to the conversion of the France manufacturing facility into a distribution center and the transition of the related production to the U.K. ($286) and other plant closure costs at various sites ($508).
(2)	Other expenses of $8,523 not included in Segment EBITDA through June 30, 2004 relate primarily to Transaction-related costs of $7,236 and severance expense included in general and administrative expense for positions to be replaced as part of the 2003 realignment program.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Six months ended June 30, 2003	Plant Closure (1)	Severance (2)	Impairment	Other (3)	Total
Forest Products	$698	$66	$—	$(570)	$194
Performance Resins	(163)	(310)	—	—	(473)
International	(1,690)	(171)	(151)	—	(2,012)
Corporate and Other	(146)	(1,698)	—	(2,317)	(4,161)
Divested Business	2,144	—	—	(306)	1,838

Total	$843	$(2,113)	$(151)	$(3,193)	$(4,614)

(1)	Plant closure income of $843 in the first half of 2003 was generated by the sale of Melamine in the second quarter and consisted of a net reduction in related reserves of $1,574 and a gain on the sale of $568. These income items were partially offset by environmental remediation costs of $894 for closed plants in Brazil and other net costs of $405 for plant closures and consolidations.
(2)	The Company recorded severance costs of $2,113 in the first half of 2003. Of this amount, $1,716 is related to the 2003 realignment program, and $397 related to other administrative workforce reduction programs.
(3)	Other expenses of $3,193 not included in Segment EBITDA for the first half of 2003 primarily represent severance expense, included in general and administrative expense, incurred by us for positions to be replaced and expenses incurred related to the closure of Melamine.

7. Guarantees and Indemnifications

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property and (iv) long-term supply agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements and (iv) vendors or customers in long-term supply agreements.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at June 30, 2004.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). With respect to certain of the aforementioned guarantees, the Company has limited reimbursement agreements from affiliates or maintains limited insurance coverage that mitigates potential payments to be made. There are

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable.

In addition the Company has agreed to indemnify KKR for any claims resulting from its services to the Company and its affiliates. The indemnification does not expire, and the Company is not able to determine a maximum exposure under the agreement. However, the Company does have an indemnification agreement from BHI for any amounts that it must pay under the KKR indemnity relating to World Kitchen, Inc., a former affiliate of the Company.

The Company has not entered into any significant agreement subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees

The Company guarantees the bank debt of one of its Brazilian subsidiaries up to a maximum U.S. equivalent of $6,700.

In connection with the conversion of the $34,000 Parish of Ascension Industrial Revenue Bonds (“IRBs”) to a fixed rate, the Company’s Canadian and U.K. subsidiaries have guaranteed the Company’s IRBs.

Contingent Sale/Purchase Consideration

The Limited Liability Agreement of HA-International, LLC (“HAI”), the Company’s joint venture, provides Delta-HA, Inc. (“Delta”), the Company’s partner in HAI, the right to purchase between 3-5% of additional interest in HAI each year, beginning in 2004. Delta is limited to acquiring a maximum of 25% of additional interest in HAI under this arrangement. Pursuant to this provision, in the first quarter of 2004, Delta provided the Company with written notice of their intention to exercise their option to purchase an additional 5% interest in 2004. Delta’s purchase price of the interest is based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement.

The Fentak Pty. Ltd. acquisition agreement includes a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. Maximum annual payments are AU$600 for the period 2004-2006.

In connection with the acquisition of assets from Southeastern Adhesives Company, the Company agreed to pay a royalty fee to the seller based on sales levels to existing regular customers of the business as of the closing date. To the extent that annual sales exceed targeted levels, the Company is obligated to pay up to $300 per year, for a five-year period.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

8. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal and state level and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience, the Company has recorded liabilities, relating to 54 locations, of approximately $37,400 at June 30, 2004, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $22,300 to $73,500, in the aggregate, at June 30, 2004. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The Company has not taken into consideration insurance coverage or any anticipated recoveries from other third parties in determining the liability or range of possible outcomes. The Company’s current insurance coverage provides very limited, if any, coverage for environmental matters.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions:

BCP Geismar Site—The Company formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest and the general partner interest, which were held by its subsidiary, BCP Management, Inc. (“BCPM”). The Company also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

A groundwater pump and treat system for the removal of contaminants is operational, and preliminary natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

The Company has recorded a liability of approximately $21,500 at June 30, 2004 related to the BCP Geismar site. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with this site may fall within a range of $13,300 to $33,300, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and estimability of remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years, and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $33,000 over thirty years.

Following are expected payments for each of the next five years and a reconciliation of the expected aggregate payments to the liability reflected at June 30, 2004:

2004	$2,100
2005	1,100
2006	1,700
2007	1,500
2008	700
Remaining aggregate payments	25,900

Total undiscounted liability	33,000
Less: discount to net present value	(11,500)

Liability per Consolidated Balance Sheet	$21,500

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 26 sites where it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or similar state “superfund” laws. The Company has recorded liabilities of approximately $7,400 at June 30, 2004, for environmental remediation costs related to these sites. The Company anticipates approximately 60% of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites and has little control over the costs and timing of cash flows. At 17 of the 26 sites, the Company’s share is less than 1%. At the remaining 9 sites, the Company has a share of up to 8.8% of the total liability which accounts for approximately $6,300 of the total amount reserved for superfund / offsite landfill sites at June 30, 2004. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with the superfund / offsite landfill sites may be as low as $3,900 or as high as $15,700, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation, and the availability of insurance coverage. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at 7 locations currently owned by the Company, of which 4 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis;

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $5,000 at June 30, 2004, for remediation and restoration liabilities at these locations. The Company anticipates approximately $3,500 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Approximately $3,300 of these reserves is included in the Company’s business realignment reserve, as the environmental clean up is being handled in conjunction with planned closure of the location (see Note 3). Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $3,100 to $13,300, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 9 locations (10 locations as of December 31, 2003) formerly owned by the Company. The Company has accrued approximately $1,800 at June 30, 2004, for remediation and restoration liabilities at these locations. The Company anticipates cash outflows of approximately $1,500 within the next three years, with the remainder occurring over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1,300 to $9,000, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 10 sites that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1,700 at June 30, 2004, related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $700 and $2,200, in the aggregate. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

The Company formerly operated the Smith Douglass fertilizer business which included a phosphate mining operation in Manatee County, Florida and an animal food processing operation in Hillsborough County, Florida. Both operations were sold in 1980. The EPA has sent the Company and another former owner of the Manatee County facility a request for $112 relating to oversight costs incurred when the site was abandoned by its current owner. The Company is disputing the charge. The Company is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on this site. The Company is aware that the current owner of the Hillsborough County site ceased operations in March of 2004 and is working with governmental agencies to effect closure of that site. At this time, the Company has not received any demands from any governmental agencies or others regarding the closure and environmental cleanup at this site, which the Company believes is the responsibility of the current owner. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Subsidiary Bankruptcy—The Company’s former subsidiary, BCPM, filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware on

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

March 22, 2002. BCPM served as the general partner and held a 1% interest in BCPOLP, which was created in November 1987 and operated as a commodity chemicals producer. On April 3, 2001, BCPOLP filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. On February 5, 2003, the U.S. Bankruptcy Court approved a Joint Plan of Liquidation for BCPOLP and BCPM which provided for the transfer of the remaining assets of both entities, including preference, avoidance and other claims against third parties (including the Company) to separate liquidating entities for liquidation and distribution to their creditors. The transfer of the remaining assets of both entities to the liquidating agents was effective March 13, 2003, and the Company’s ownership interest in BCPM was extinguished.

On March 19, 2004, the Company reached a tentative agreement with BCPM Liquidating LLC, the successor in interest to BCPM, providing for the settlement of all of its claims for a payment by the Company of $6,000, and with BCP Liquidating LLC, the successor in interest to BCPOLP, providing for the settlement of all of its claims for a payment by the Company of $1,050. In June 2004, the bankruptcy court approved the settlements and the $6,000 and $1,050 payments were made shortly thereafter.

Imperial Home Décor Group—In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financed by The Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of the Company, was acquired by Blackstone and subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). Blackstone provided $84,500 in equity, a syndicate of banks funded $198,000 of senior secured financing and $125,000 of senior subordinated notes were privately placed. The Company received approximately $309,000 in cash and 11% of IHDG common stock for its interest in BDPH at the closing of the merger. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The IHDG Litigation Trust (the “Trust”) was created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against the Company and certain of its affiliates in U.S. Bankruptcy Court in Delaware seeking to have the IHDG recapitalization transaction voided as a fraudulent conveyance and asking for a judgment to be entered against the Company for $314,400 plus interest, costs and attorney fees. The parties have agreed to pursue non-binding mediation in September of 2004.

The Company has accrued legal expenses for scheduled depositions related to this matter and alternative dispute resolution. To the extent that additional depositions or legal work is required, legal defense costs will increase. The Company has not recorded a liability for any potential losses because a loss is not considered probable based on current information. The Company believes it has strong defenses to the Trust’s allegations and intends to defend the case vigorously. While it is reasonably possible the resolution of this matter may result in a loss due to the many variables involved, the Company is not able to estimate the range of possible outcomes at this time.

Brazil Tax Claim—In 1992, the State of Sao Paolo Administrative Tax Bureau issued an assessment against the Company’s primary Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment in the amount of 52 million Brazilian Reals, or approximately US$17,000, an amount that includes tax, penalties, monetary correction and interest. In September 2002, the subsidiary filed a second appeal with the highest-level administrative court, again seeking cancellation of the assessment. The

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Company believes it has a strong defense against the assessment and will pursue the appeal vigorously, including appealing to the judicial level; however, there is no assurance that the assessment will not be upheld. At this time the Company does not believe a loss is probable; therefore, only related legal fees have been accrued. Reasonably possible losses to the Company resulting from the resolution of this matter range from zero to $17,000.

HAI Grand Jury Investigation—HAI, a joint venture in which the Company has a 75% interest, received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a foundry resins Grand Jury investigation. HAI has provided documentation in response to the subpoena. As is frequently the case when such investigations are in progress, various antitrust lawsuits have been brought against the Company alleging that the Company and HAI, along with various other entities, engaged in a price fixing conspiracy. The Company has accrued legal fees for the defense of this matter but does not have sufficient information to determine a range of possible outcomes at this time.

CTA Acoustics—From the third quarter, 2003 to the first quarter, 2004 six lawsuits were filed against the Company in the 27th Judicial District, Laurel County Circuit Court, in Kentucky, arising from an explosion at a customer’s plant where seven plant workers were killed and over 40 other workers were injured. The lawsuits primarily seek recovery for wrongful death, emotional and personal injury, loss of consortium, property damage and indemnity. The Company expects that a number of these suits will be consolidated. The litigation also includes claims by its customer against its insurer and the Company. The Company is pursuing a claim for indemnity against its customer, based on language in the contract with them. The Company has accrued $5,000 relating to these actions and has insurance coverage to address any payments and legal fees in excess of this amount.

Other Legal Matters—The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. In large part, as a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including the Company, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products we have made or used, including those containing silica and vinyl chloride monomer. The Company does not believe that it has a material exposure relating to these claims and believes it has adequate reserves and insurance to cover currently pending and foreseeable future claims.

The Company has been served in a lawsuit filed in Hillsborough County, Florida Circuit Court which names the Company and several other parties, relating to an animal feed supplement processing site formerly operated by the Company and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and alleges various injuries related to exposure to toxic chemicals. At this time, the Company has inadequate information from which to estimate a potential range of liability, if any.

The Company has reserved approximately $16,100 at June 30, 2004, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

9. Related Party Transactions

Financing and Investing Arrangements

The Company has a borrowing arrangement with BWHLLC, evidenced by a demand promissory note bearing interest at a variable rate. The loan is reported as Loans payable to affiliates on the Consolidated Balance

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Sheet and totaled $7,380 at June 30, 2004. The interest rate on the amount outstanding at June 30, 2004 was 2.6%. Interest expense totaled $99 for the six months ended June 30, 2004.

In 2003, the Company and HAI had separate borrowing arrangements with Borden Foods Holdings Corporation (“Foods”), an affiliate, evidenced by demand promissory notes bearing interest at variable rates. The loans were reported as Loans payable to affiliates on the Consolidated Balance Sheet. Interest rates on these loans ranged from 1.0% to 4.75%. In early 2004, the Company entered into the arrangement with BWHLLC and canceled its arrangement with Foods. In early 2004, HAI obtained a $20,000 credit facility with an external bank and terminated its affiliated borrowing arrangement with Foods. Interest expense, related to the Foods loans, totaled $323 for the six months ended June 30, 2003.

Administrative Service, Management and Consulting Arrangements

KKR provides certain management, consulting and board services to the Company for an annual fixed fee. In 2003 and through April 2004, the fixed fee was $3,000 annually. Beginning in May 2004, the fee was reduced to $1,000. For the six months ended June 30, 2004, the Company recorded $1,167 for amounts due to KKR under this arrangement. In the six months ended June 30, 2003, the management fee recorded was $1,500.

The Company provides certain administrative services to BWHLLC and other affiliates under a service agreement. Fees charged under this agreement were based on the projected cost to the Company to provide these services, primarily based on employee costs. For the six months ended June 30, 2004, the Company charged these affiliates $246 for these services. During the six months ended June 30, 2003, the Company charged these affiliates $270.

The Company has a liability to BHI of $675 at June 30, 2004 for costs incurred related to the pending sale of the Company.

Other Transactions and Arrangements

The Company utilizes Willis Group Holdings, Ltd. (“Willis”), an entity controlled by KKR, as its insurance broker. As of the six months ended June 30, 2004 and 2003, the Company had paid $411 and $237, respectively, to Willis.

10. Income Tax Expense

In connection with the expected sale of BHI, the Company has recorded a non-cash charge of $137,110 to income tax expense in the second quarter of 2004 to increase the valuation reserves related to the Company’s net domestic deferred tax asset.

As a result of the expected sale of the Company, certain limitations will be placed on the utilization of the attributes under U.S. tax law, and the new financing discussed in Note 1 will limit the Company’s flexibility with respect to prior tax planning strategies. As a result, the Company no longer believes that utilization of the net domestic deferred tax asset is more likely than not to occur.

The Company’s remaining net deferred tax liability of $32,014 is reflected in the Consolidated Balance Sheet at June 30, 2004 as a current deferred asset of $23,476 and a long-term deferred tax asset of $2,320, offset by a current deferred tax liability of $3,960 included in other current liabilities and long-term deferred tax liability of $53,850 included in Other long-term liabilities.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

11. Pending Capital Market Transaction

As discussed in Note 1 the Company will be issuing $475 million of second-priority senior secured private debt in connection with the Acquisition.

The Notes will be guaranteed by the Company and certain of its existing and future domestic restricted subsidiaries (the “Guarantors”). The Notes and the related guarantees will be senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets.

Supplemental financial information for the Company and the combined non-guarantor subsidiaries and the combined subsidiary guarantors for the Notes are presented below:

FOR THE SIX MONTHS ENDED JUNE 30, 2004

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$479,538	—	$385,814	$(66,951)	$798,401
Cost of Goods Sold	390,764	—	314,905	(66,951)	638,718

Gross Margin	88,774	—	70,909	—	159,683

Distribution expense	21,727	—	14,265	—	35,992
Marketing expense	11,736	—	11,661	—	23,397
General & administrative expense	23,371	$232	23,290	—	46,893
Transaction—related costs	3,920	—	3,316	—	7,236
Business realignment expense and impairments	(775)	—	1,036	—	261
Other operating expense	3,120	(25)	(254)	—	2,841

Operating income (loss)	25,675	(207)	17,595	—	43,063

Interest expense	22,974	—	722	—	23,696
Affiliated interest expense, net	81	—	18	—	99
Intracompany interest expense, net	51,459	(52,061)	602	—	—
Affiliate royalty expense (Income)	9,769	(9,769)	—	—	—
Other non-operating expense	1,782	—	(1,211)	—	571
Equity in (earnings) losses of investees	(69,762)	(2,834)	—	72,596	—

Income (loss) before income tax	9,372	64,457	17,464	(72,596)	18,697

Income tax (benefit) expense	136,472	—	9,325	—	145,797

Net income (loss)	$(127,100)	$64,457	$8,139	$(72,596)	$(127,100)

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$440,346	—	$340,095	$(60,390)	$720,051
Cost of Goods Sold	358,986	—	282,872	(60,390)	581,468

Gross Margin	81,360	—	57,223	—	138,583

Distribution expense	20,810	—	12,575	—	33,385
Marketing expense	10,433	—	10,726	—	21,159
General & administrative expense	30,024	$106	21,659	—	51,789
Business realignment expense and impairments	(204)	—	1,625	—	1,421
Other operating expense	4,836	—	(1,170)	—	3,666

Operating Income (loss)	15,461	(106)	11,808	—	27,163

Interest expense	22,137	—	702	—	22,839
Affiliated interest expense, net	301	—	22	—	323
Intracompany interest expense, net	56,059	(56,648)	589	—	—
Affiliate royalty expense (income)	9,116	(9,116)	—	—	—
Other non-operating expense	1,034	24	(56)	—	1,002
Equity in (earnings) losses of investees	(67,325)	(1,265)	—	68,590	—

Income (loss) before income tax	(5,861)	66,899	10,551	(68,590)	2,999

Income tax (benefit) expense	(22,606)	—	8,860	—	(13,746)

Net income (loss)	$16,745	$66,899	$1,691	$(68,590)	$16,745

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

JUNE 30, 2004

CONDENSED CONSOLIDATING BALANCE SHEET

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$1,178	$217	$30,795	—	$32,190
Accounts receivable	101,620	66	107,300	—	208,986
Accounts receivable from affiliates	17,354	7,035	5,925	$(30,013)	301
Inventories:
Finished and in-process goods	25,156	—	17,849	—	43,005
Raw materials and supplies	26,542	—	19,020	—	45,562
Deferred income taxes	23,132	—	344	—	23,476
Other current assets	6,186	64	3,471	—	9,721

	201,168	7,382	184,704	(30,013)	363,241

Investments and Other Assets
Investment in subsidiaries	6,366,907	17,045	—	$(6,383,952)	—
Deferred income taxes	(6,060)	—	8,380	—	2,320
Loans and interest receivable from affiliates	—	6,084,028	5,047	(6,089,075)	—
Other assets	15,792	—	7,449	—	23,241

	6,376,639	6,101,073	20,876	(12,473,027)	25,561

Property and Equipment
Land	25,119	—	7,984	—	33,103
Buildings	68,333	—	35,496	—	103,829
Machinery and equipment	410,575	531	288,109	—	699,215

	504,027	531	331,589	—	836,147

Less accumulated depreciation	(255,786)	(416)	(139,299)	—	(395,501)

	248,241	115	192,290	—	440,646

Goodwill	36,598	—	19,797	—	56,395
Other intangible assets	4,172	—	892	—	5,064

Total Assets	$6,866,818	$6,108,570	$418,559	$(12,503,040)	$890,907

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

JUNE 30, 2004

CONDENSED CONSOLIDATING BALANCE SHEET—(Continued)

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$90,521	—	$72,380	—	$162,901
Debt payable within one year	—	—	5,654	—	5,654
Loans payable to affiliates	7,380	—	—	—	7,380
Other affiliated payables (receivables)	4,675	$60	25,278	$(30,013)	—
Income taxes payable	29,608	—	2,560	—	32,168
Interest payable	12,339	—	20	—	12,359
Other current liabilities	49,986	342	15,758	—	66,086

	194,509	402	121,650	(30,013)	286,548

Other Liabilities
Long-term debt	520,877	—	9,070	—	529,947
Long-term loans payable to affiliates	6,088,796	—	279	(6,089,075)	—
Non-pension postemployment benefit obligations	120,855	—	949	—	121,804
Long-term pension liability	69,071	—	1,844	—	70,915
Other long-term liabilities	101,341	—	8,983	—	110,324

	6,900,940	—	21,125	(6,089,075)	832,990

Shareholders’ Equity (Deficit)	(228,631)	6,108,168	275,784	(6,383,952)	(228,631)

Total Liabilities and Shareholders’ Equity (Deficit)	$6,866,818	$6,108,570	$418,559	$(12,503,040)	$890,907

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

FOR THE SIX MONTHS ENDED JUNE 30, 2004

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$(127,100)	$64,457	$8,139	$(72,596)	$(127,100)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Tax valuation allowance	137,110	—	—	—	137,110
Non-cash affiliated interest(1)	51,804	(51,804)	—	—	—
Equity in earnings of investee	(69,762)	(2,834)	—	72,596	—
Non-cash allocation of corporate expenses	(10,251)	—	10,251	—	—
Depreciation and amortization	14,663	61	9,305	—	24,029
Deferred tax (benefit) expense	(328)	—	2	—	(326)
Minority interest expense (income)	944	—	—	—	944
Business realignment expense and impairments	(775)	—	1,036	—	261
Other non-cash adjustments	1,086	—	131	—	1,217
Net change in assets and liabilities
Accounts receivable	(17,857)	4	(9,108)	—	(26,961)
Inventories	(4,130)	—	(4,347)	—	(8,477)
Accounts and drafts payable	24,391	42	13,332	—	37,765
Income Taxes	(1,626)	—	258	—	(1,368)
Other Assets	6,525	(52)	(146)	—	6,327
Other Liabilities	(13,025)	(7)	(3,053)	—	(16,085)

	(8,331)	9,867	25,800	—	27,336

Cash Flows (used in) from Investing Activities
Capital Expenditures	(7,849)	(51)	(11,355)	—	(19,255)
Proceeds from the sale of assets	975	—	8,384	—	9,359

	(6,874)	(51)	(2,971)	—	(9,896)

Cash flows from (used in) Financing Activities
Net short-term debt (repayments) borrowings	(2,548)	—	35	—	(2,513)
Dividends received (paid)	17,797	(14,600)	(3,197)	—	—
Repayment of long-term debt	—	—	(19)	—	(19)
Affiliated (repayments/loans) borrowings/receipts	(236)	4,850	(15,494)	—	(10,880)

	15,013	(9,750)	(18,675)	—	(13,412)

Increase (decrease) in cash and equivalents	(192)	66	4,154	—	4,028
Cash and equivalents at beginning of period	1,370	151	26,641	—	28,162

Cash and equivalents at end of period	$1,178	$217	$30,795	—	$32,190

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$16,745	$66,899	$1,691	$(68,590)	$16,745
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Non-cash affiliated interest(1)	56,448	(56,448)	—	—	—
Equity in earnings of subsidiaries	(67,325)	(1,265)	—	68,590	—
Non-cash allocations of corporate expenses	(9,261)	—	9,261	—	—
Depreciation and amortization	14,512	75	8,319	—	22,906
Deferred tax (benefit) expense	(27,142)	—	3,610	—	(23,532)
Minority interest expense (income)	(234)	—	—	—	(234)
Business realignment expense and impairments	(204)	—	1,625	—	1,421
Other non-cash adjustments	1,730	—	66	—	1,796
Net change in assets and liabilities:
Accounts receivable	(10,040)	86	(20,790)	—	(30,744)
Inventories	1,960	—	899	—	2,859
Accounts and drafts payable	(2,745)	(119)	9,182	—	6,318
Income Taxes	3,037	—	771	—	3,808
Other Assets	13,555	10	72	—	13,637
Other Liabilities	(3,568)	1,866	(13,770)	—	(15,472)

	(12,532)	11,104	936	—	(492)

Cash Flows (used in) from Investing Activities
Capital Expenditures	(9,931)	—	(5,690)	—	(15,621)
Proceeds from the sale of assets	925	—	1,306	—	2,231

	(9,006)	—	(4,384)	—	(13,390)

Cash flows from (used in) Financing Activities
Net short-term debt repayments	(975)	—	(481)	—	(1,456)
Net long-term debt borrowings		—	255	—	255
Affiliated (repayments/loans) borrowings/receipts	(57,463)	840	5,241	—	(51,382)
Decrease (increase) in restricted cash	65,281		—	—	65,281
Dividends received (paid)	14,611	(12,000)	(2,611)	—	—
Net repurchases of common stock from/to management	(286)	—	—	—	(286)

	21,168	(11,160)	2,404	—	12,412

Increase (decrease) in cash and equivalents	(370)	(56)	(1,044)	—	(1,470)
Cash and equivalents at beginning of period	1,838	116	12,786	—	14,740

Cash and equivalents at end of period	$1,468	$60	$11,742	—	$13,270

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

12. Reclassification

In the Company’s previously issued financial statements for the six months ended June 30, 2004, transaction-related costs of $7,236 (see Note 1) were classified as a non-operating expense. However, after discussions with the staff of the U.S. Securities and Exchange Commission, management concluded that classification of transaction-related costs as an operating expense would be a better presentation. Accordingly, the Company has reflected such reclassification in the accompanying Consolidated Statement of Operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Shareholder of Borden Chemical, Inc.

We have audited the accompanying consolidated balance sheets of Borden Chemical, Inc. (effective August 12, 2004, a wholly-owned subsidiary of BHI Acquisition Corp., which is a majority owned subsidiary of BHI Investment, LLC; prior to August 12, 2004, a majority-owned subsidiary of Borden Holdings, Inc.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borden Chemical, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Columbus, Ohio

March 19, 2004, except for Note 24, as to which the date is August 5, 2004.

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2003	2002	2001
	(In thousands, except per share data)
Net sales	$1,434,813	$1,247,885	$1,372,141
Cost of goods sold	1,148,519	968,657	1,060,642

Gross margin	286,294	279,228	311,499

Distribution expense	66,383	61,927	63,929
Marketing expense	42,398	42,503	42,046
General & administrative expense	100,021	109,237	127,967
(Gain) loss on sale of assets	(746)	282	(3,772)
Loss on divestiture of business	—	—	2,303
Business realignment expense and impairments	4,748	19,699	126,408
Other operating expense	6,948	11,872	28,113

Operating income (loss)	66,542	33,708	(75,495)

Interest expense	46,138	47,315	51,613
Affiliated interest expense, net	558	1,402	11,488
Other non-operating expense (income)	1,529	(5,989)	1,841
Investment write-downs	—	—	27,000

Income (loss) from continuing operations before income tax	18,317	(9,020)	(167,437)
Income tax benefit	(4,659)	(2,262)	(30,833)

Income (loss) from continuing operations	22,976	(6,758)	(136,604)
Income from discontinued operations, net of tax	—	—	11,804

Income (loss) before cumulative effect of change in accounting principle	22,976	(6,758)	(124,800)
Cumulative effect of change in accounting principle	—	(29,825)	—

Net income (loss)	22,976	(36,583)	(124,800)
Preferred stock dividends	—	—	(61,846)

Net income (loss) applicable to common stock	$22,976	$(36,583)	$(186,646)

Comprehensive income	$60,420	$(67,784)	$(198,959)

Basic and Diluted Per Share Data
Income (loss) from continuing operations	$0.11	$(0.03)	$(0.69)
Income from discontinued operations, net of tax	—	—	0.06

Income (loss) before cumulative effect of change in accounting principle	0.11	(0.03)	(0.63)
Cumulative effect of change in accounting principle	—	(0.15)	—

Net income (loss)	0.11	(0.18)	(0.63)
Preferred stock dividends	—	—	(0.31)

Net income (loss) applicable to common stock—basic	$0.11	$(0.18)	$(0.94)

Net income (loss) applicable to common stock—dilutive	$0.11	$(0.18)	$(0.94)

Average number of common shares outstanding during the period—basic	199,310	199,319	198,997
Average number of common shares outstanding during the period—dilutive	200,267	199,319	198,997

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In thousands)
ASSETS
Current Assets
Cash and equivalents	$28,162	$14,740
Restricted cash	—	67,049
Accounts receivable (less allowance for doubtful accounts of $14,459 in 2003 and $12,219 in 2002)	196,093	170,822
Accounts receivable from affiliates	354	5,840
Inventories:
Finished and in-process goods	42,292	45,178
Raw materials and supplies	38,819	41,079
Deferred income taxes	27,085	28,869
Other current assets	13,551	13,232

	346,356	386,809

Investments and Other Assets
Deferred income taxes	113,434	118,368
Other assets	21,725	19,615

	135,159	137,983

Property and Equipment
Land	32,585	31,964
Buildings	103,774	98,313
Machinery and equipment	691,249	649,782

	827,608	780,059
Less accumulated depreciation	(378,724)	(340,321)

	448,884	439,738

Goodwill	57,516	39,640
Other Intangible Assets	5,951	7,610

Total Assets	$993,866	$1,011,780

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31, 2003	December 31, 2002
	(In thousands except share data)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$127,174	$113,549
Debt payable within one year	8,167	2,779
Loans payable to affiliates	18,260	84,680
Income taxes payable	34,977	55,964
Interest payable	12,524	12,136
Other current liabilities	71,546	78,957

	272,648	348,065

Other Liabilities
Long-term debt	529,966	523,287
Non-pension postemployment benefit obligations	128,723	145,384
Long-term pension obligations	66,656	70,216
Other long-term liabilities	92,066	85,721

	817,411	824,608

Commitments and Contingencies (See Note 22)

Shareholders’ Deficit
Common stock—$0.01 par value: authorized 300,000,000 shares, Issued 201,754,598, treasury 858,970, outstanding 200,895,628 in 2003 and Issued 201,782,598, treasury 858,970, outstanding 200,923,628 shares in 2002.	2,009	2,009
Paid-in capital	1,224,011	1,172,344
Receivable from parent	(512,094)	(463,516)
Deferred compensation	(1,488)	(2,679)
Accumulated other comprehensive income	(128,193)	(165,637)
Accumulated deficit	(680,438)	(703,414)

	(96,193)	(160,893)

Total Liabilities and Shareholders’ Deficit	$993,866	$1,011,780

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2002	2001
	(In thousands)
Cash Flows from (used in) Operating Activities
Net income (loss)	$22,976	$(36,583)	$(124,800)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Loss on divestiture of businesses	—	—	2,303
(Gain) loss on the sale of assets	(746)	282	(3,772)
Deferred tax provision (benefit)	6,223	16,023	(25,883)
Depreciation and amortization	47,319	47,947	59,361
Deferred compensation expense	1,191	892	—
Business realignment expense and impairments	4,748	19,699	126,408
Cumulative effect of change in accounting principle	—	29,825	—
Investment write-downs and other charges	—	—	27,000
Other non-cash adjustments	1,070	(822)	3,063
Net change in assets and liabilities:
Accounts receivable	(3,217)	(12,596)	31,698
Inventories	10,731	2,552	14,679
Accounts and drafts payable	2,492	(8,303)	(20,230)
Income taxes	(30,291)	(21,780)	44,130
Other assets	3,581	(2,571)	(72,388)
Other liabilities	(32,051)	(24,205)	33,551

	34,026	10,360	95,120

Cash Flows (used in) from Investing Activities
Capital expenditures	(41,820)	(38,773)	(47,408)
(Purchase) proceeds from sale of businesses	(14,691)	—	96,977
Proceeds from the sale of assets	14,197	10,237	160,888
Proceeds from sale of note receivable to an affiliate	—	110,000	—
Other, net	—	—	524

	(42,314)	81,464	210,981

Cash Flows from (used in) Financing Activities
Net short-term debt borrowings (repayments)	5,388	1,255	(41,763)
Borrowings of long-term debt	7,925	—	57,400
Repayments of long-term debt	(1,246)	(10,764)	(54,000)
Affiliated (repayments) borrowings	(66,420)	6,130	(212,432)
Payment of note payable to unconsolidated subsidiary	—	(31,581)	—
Decrease (increase) in restricted cash	67,049	(66,165)	(884)
Interest received from parent	—	—	48,578
Common stock dividends paid	—	—	(48,578)
Preferred stock dividends paid	—	—	(73,724)
Repurchases, net of sale, of common stock from / to management	(286)	(591)	—
Capital contribution from affiliates	9,300	—	17,000

	21,710	(101,716)	(308,403)

Increase (decrease) in cash and equivalents	$13,422	$(9,892)	$(2,302)
Cash and equivalents at beginning of year	14,740	24,632	26,934

Cash and equivalents at end of year	$28,162	$14,740	$24,632

Supplemental Disclosures of Cash Flow Information
Cash paid (received):
Interest, net	$45,466	$46,928	$70,258
Income taxes, net	19,368	978	(36,186)
Non-cash activity:
Capital contribution by parent	17,002	24,440	21,038
Contribution of preferred stock and accrued dividend by parent	—	—	620,922
Reclassification of minimum pension liability adjustment from (to) shareholders’ equity	5,830	(17,075)	(66,580)

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(In thousands)

	Preferred Stock	Common Stock	Paid-in Capital	Receivable from Parent	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2000	$614,369	$1,990	$353,309	$(414,937)	$—	$(60,277)	$(480,185)	$14,269

Net income							(124,800)	(124,800)
Translation adjustments and other						(6,849)		(6,849)
Cumulative effect of change in accounting principle (net of $1,900 tax)						(3,300)		(3,300)
Derivative activity (net of $1,300 tax)						2,570		2,570
Minimum pension liability (net of $36,090 tax)						(66,580)		(66,580)

Comprehensive income								(198,959)

Preferred stock dividends							(61,846)	(61,846)
Common stock dividends			(36,434)					(36,434)
Interest accrued on notes from parent (net of $13,784 tax)			24,674	10,120				34,794
Gain on Consumer Adhesives Sale to affiliate (net of $37,428 tax)			94,847					94,847
Gain on sale of common stock equity investment to affiliate (net of $5,600 tax)			10,197					10,197
Common stock and warrants issued to management			1,236					1,236
Capital contribution from parent of preferred stock and accrued dividend	(614,369)		620,922					6,553
Capital contribution from parent			38,038					38,038

Balance, December 31, 2001	$—	$1,990	$1,106,789	$(404,817)	$—	$(134,436)	$(666,831)	$(97,305)

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT—(Continued)

(In thousands)

	Common Stock	Paid-in Capital	Receivable from Parent	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2001	$1,990	$1,106,789	$(404,817)	$—	$(134,436)	$(666,831)	$(97,305)

Net income						(36,583)	(36,583)
Translation adjustments					(14,856)		(14,856)
Derivative activity (net of $401 tax)					730		730
Minimum pension liability (net of $9,194 tax)					(17,075)		(17,075)

Comprehensive income							(67,784)

Repurchases of common stock from management	(1)	(1,341)					(1,342)
Restricted stock issued to management	16	3,555		(3,571)			—
Interest accrued on notes from parent		58,699	(58,699)				—
Compensation expense on restricted stock				892			892
Common stock issued management	4	747					751
Capital contribution from parent		3,895					3,895

Balance, December 31, 2002	$2,009	$1,172,344	$(463,516)	$(2,679)	$(165,637)	$(703,414)	$(160,893)

Net income						22,976	22,976
Translation adjustments					31,614		31,614
Minimum pension liability (net of $3,139 tax)					5,830		5,830

Comprehensive income							60,420

Repurchases of common stock from management		(286)					(286)
Income tax on sale to affiliate of Consumer Adhesives note receivable		(5,925)					(5,925)
Interest accrued on notes from parent		48,578	(48,578)				—
Capital contribution from parent		9,300					9,300
Compensation expense on restricted stock				1,191			1,191

Balance, December 31, 2003	$2,009	$1,224,011	$(512,094)	$(1,488)	$(128,193)	$(680,438)	$(96,193)

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)

1. Background and Nature of Operations

Borden Chemical, Inc. (the “Company”) was incorporated on April 24, 1899. The Company is engaged primarily in manufacturing, processing, purchasing and distributing forest products and industrial resins, formaldehyde, oilfield products and other specialty and industrial chemicals worldwide. In 2001, the Company sold its Consumer Adhesives business. The Company’s executive and administrative offices are located in Columbus, Ohio. Production facilities are located throughout the U.S. and in many foreign countries.

Domestic products are sold by the Company’s sales force throughout the U.S. to industrial users. To the extent practicable, international distribution techniques parallel those used in the U.S. and are concentrated in Canada, Western Europe, Latin America, Australia and Malaysia.

At December 31, 2003, 27 of a total 48 manufacturing and processing facilities are located in the U.S., and in 2003, approximately 63% of the Company’s sales were generated in the U.S.

The Company has three reportable segments: North American Forest Products, North American Performance Resins Group and International. See Note 19.

The Company has been controlled by affiliates of Kohlberg Kravis Roberts & Co., L.P. (“KKR”), since 1995. The Company’s immediate parent is Borden Holdings, Inc. (“BHI”), a wholly owned subsidiary of BW Holdings, LLC (“BWHLLC”), an entity controlled by KKR.

In the fourth quarter of 2001, the Company (then known as Borden, Inc.) merged with its subsidiaries Borden Chemical, Inc. (“BCI”) and Borden Chemical Holdings, Inc. (“BCHI”), executed certain financial transactions with its parent and changed its name to Borden Chemical, Inc. (the “Corporate Reorganization”). See Note 3.

In 2001, through a series of transactions with affiliates, the Company sold Consumer Adhesives (the “Consumer Adhesives Sale”) for total proceeds of $94,120. As a result of the Consumer Adhesives Sale, this segment is reflected as a discontinued operation in the Consolidated Financial Statements in 2001. The Company retained continuing investments in Consumer Adhesives in the form of preferred stock and notes receivable. The notes receivable were sold to BHI in the fourth quarter of 2001 for their carrying value of $57,691. The preferred stock, with a carrying value of $110,000, was redeemed during the first quarter of 2002 for a $110,000 note receivable from Consumer Adhesives, which was subsequently sold to BHI in 2002 for face value plus accrued interest. In 2001, a pre-tax gain of $132,275 was recognized in Paid-in capital due to the affiliated nature of the transaction. In 2003, the Company recorded an adjustment of $5,925 in Paid-in capital to reflect additional tax expense associated with the sale of the $110,000 note receivable.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company, as summarized below, are in conformity with generally accepted accounting principles.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, after elimination of intercompany accounts and transactions.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and related party transactions. Actual results could differ from estimated amounts.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Included in the Company’s cash equivalents and restricted cash are interest bearing time deposits of $70,133 in 2002. At December 31, 2003, the Company had no material investments in cash equivalent instruments. The effect of exchange rate changes on cash is not material.

Inventories—Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment—Land, buildings, and machinery and equipment are carried at cost. Depreciation is recorded on the straight-line basis by charges to expense at rates based on estimated useful lives of properties (average rates for buildings 3%; machinery and equipment 7%). Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill on the Consolidated Balance Sheet. As of January 1, 2002, the Company no longer amortizes goodwill. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over not more than 40 years.

Certain trademarks, patents and other intangible assets used in the operations of the business are carried as Other Intangible Assets on the Consolidated Balance Sheet. These intangible assets are amortized on a straight-line basis over the shorter of the legal or useful life of the asset. See Note 4.

Impairment—As events warrant but at least annually, the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

The Company performs an annual impairment test for goodwill and other intangibles. See Note 4.

General Insurance—The Company is generally self-insured for losses and liabilities relating to workers’ compensation, health and welfare claims, physical damage to property, business interruption and comprehensive general, product and vehicle liability. The Company maintains insurance policies for certain items exceeding deductible limits. Losses are accrued for the estimated aggregate liability for claims using certain actuarial assumptions followed in the insurance industry and the Company’s experience.

Legal Costs—The Company accrues for legal costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount being accrued. The amount accrued includes all costs associated with a claim, including settlements, assessments, judgments, fines and legal fees.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Revenue Recognition—Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Company’s products are sold FOB (“free on board”) shipping point. Other terms include sales where risk and title passes upon delivery (FOB destination point). In situations where our product is delivered by pipeline, risk and title transfers when our product moves across an agreed transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sales and invoices.

Shipping and Handling—The Company records freight billed to customers in net sales. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customers. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. The Company incurred shipping costs of $66,383 in 2003, $61,927 in 2002 and $63,929 in 2001. These costs are classified as Distribution expense in the Consolidated Statements of Operations. Due to the nature of the Company’s business, handling costs incurred prior to shipment are not significant.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. The effect of translation is accounted for as an adjustment to shareholders’ equity and is included in other comprehensive income.

In addition, the Company incurred realized and unrealized net foreign transaction gains (losses) aggregating $438 in 2003, $1,307 in 2002 and $(912) in 2001.

Income Taxes—The Company files a consolidated U.S. Federal Income Tax return with BHI. Income tax expense is based on reported results of operations before income taxes. Deferred income taxes represent the tax effect of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments—The Company primarily uses three types of derivatives: interest rate swaps to effectively convert a portion of the Company’s fixed rate obligations to variable, forward exchange contracts and options to reduce the Company’s cash flow exposure to changes in foreign exchange rates and natural gas futures to reduce the Company’s cash flow exposure to changes in natural gas prices. The Company does not hold or issue derivative financial instruments for trading purposes. The Company’s $34,000 interest rate swap agreement is accounted for as a hedge. All other derivatives are not accounted for using hedge accounting but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. See Notes 16 and 17.

Stock-Based Compensation—The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123.”

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The following table sets forth the required annual reconciliation of reported and pro-forma net income and earnings per share (“EPS”) under SFAS No. 148:

	2003	2002	2001
Net income (loss) applicable to common stock	$22,976	$(36,583)	$(186,646)
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefit	147	9	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since January 1, 1996, net of related tax effects	(211)	(94)	(382)

Pro-forma net income	$22,912	$(36,668)	$(187,028)

Average shares (in thousands) outstanding—basic	199,310	199,319	198,997
Average share (in thousands) outstanding—diluted	200,267	199,319	198,997
Per share as reported (basic and diluted)	$0.11	$(0.18)	$(0.94)
Per share pro forma (basic and diluted)	$0.11	$(0.18)	$(0.94)

Earnings Per Share—Basic and diluted net income attributable to common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period including the effect of dilutive options, when applicable. At December 31, 2003, options to purchase 5,532,360 common shares of the Company were outstanding, of which 4,882,000 are considered dilutive. At December 31, 2002, 198,400 warrants and options to purchase 3,426,040 common shares of the Company were outstanding and not considered dilutive. At December 31, 2001, 1,039,864 warrants and options to purchase 6,871,380 common shares of the Company were outstanding and not considered dilutive. See Note 15.

The Company’s diluted EPS is calculated as follows:

	2003	2002	2001
Net income (loss) applicable to common stock	$22,976	$(36,583)	$(186,646)
Effect of dilutive options	—	—	—

Diluted EPS—Numerator	22,976	(36,583)	(186,646)

Average share outstanding (in thousands)—basic	199,310	199,319	198,997
Effect of dilutive options (in thousands)	957	—	—

Diluted EPS—Denominator (in thousands)	200,267	119,319	198,997

Diluted EPS	$0.11	$(0.18)	$(0.94)

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Reclassification—Previously at December 31, 2003 and 2002, income taxes payable of $15,800 and $46,545, respectively, were classified as other long-term liabilities. These amounts were reclassified as income taxes payable in the current presentation.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. The Company has adopted FIN 45 and included the additional requirements with respect to guarantees in Note 21 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements, the assets, liabilities and activities of another entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB issued a revision of FIN 46 deferring the effective date for implementation. The Company has no variable interest entities; therefore, the implementation of FIN 46 will not have an impact on its results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The clarification provisions of this statement require that contracts with comparable characteristics be accounted for similarly. This statement is effective for any new derivative instruments entered into after June 30, 2003. The Company adopted SFAS No. 149 on July 1, 2003, and the adoption did not have an impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement addresses the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in the statement of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 did not have a material impact on the Company’s financial statements.

In December 2003, the FASB issued SFAS No. 132 (as revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132.” The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This Statement is effective for the Company for fiscal years ending after December 15, 2003, except for certain disclosures on foreign plans, which are effective for fiscal years ending after June 15, 2004. The Company has adopted SFAS No. 132 (as revised 2003) and included the additional disclosures in Notes 12 and 13 to the Consolidated Financial Statements. The Company elected to include the disclosures for its foreign plans in 2003.

3. Corporate Reorganization

In the fourth quarter of 2001, the Company merged with its subsidiaries BCHI and BCI, executed certain financial transactions with BHI and changed its name to Borden Chemical, Inc., from Borden, Inc., reflecting the fact that the only remaining segment of the Company was the chemical business. The Corporate Reorganization

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

was undertaken to simplify the legal structure and strengthen the capital structure of the Company, and to reduce costs. As part of the Corporate Reorganization, certain functions were downsized, eliminated or transferred to a separate legal entity, Borden Capital, Inc. (“Capital”), also owned by BHI.

Subsequent to the Corporate Reorganization, Capital provided certain management, consulting and board services to the Company, as well as other entities owned by KKR, and charged fees to the Company and other affiliates for these services. The Company provided certain administrative services to Capital. The Company was charged a management fee of $9,000 in 2002, payable quarterly in arrears, for the net cost of Capital’s services.

The following transactions occurred as part of the Corporate Reorganization and are included in the 2001 results:

•	BHI contributed all of the outstanding Series A Cumulative Preferred Stock plus accumulated dividends of $6,553 to the Company as a capital contribution. The significant impact of this transaction was to eliminate required annual future preferred dividend payments of $73,724.

•	The Company recorded severance costs of $1,501 for workforce reductions and additional costs of $2,044 related to the Corporate Reorganization. These amounts are classified as Business realignment expense and impairments in the 2001 Consolidated Statement of Operations.

•	The Company sold certain assets to BHI for cash. The Company sold a common stock equity investment for its estimated fair value of $55,187 resulting in a pre-tax gain of $15,797 that is recorded as an increase to Paid-in capital due to the affiliated nature of the transaction. Notes receivable from Consumer Adhesives were sold for their carrying amount of $57,691, and a loan receivable from WKI Holding Company, Inc. (“WKI”), an affiliate of the Company, of $25,056 was sold for its fair value of $18,056. Prior to the sale in 2001, the Company recorded a $7,000 charge that is included in investment write-downs and other charges to reflect the decline in fair value of the WKI loan receivable.

•	The Company paid Capital $8,741 to assume certain liabilities, the estimated fair value at the date of sale, net of certain assets transferred, including accounts receivable from WKI of $3,594. These liabilities were for accrued compensation, certain employee benefit obligations and accrued liabilities associated with the transferred employees and functions.

•	Outstanding stock options on the stock of BCHI held by its management became options of the Company (see Note 15).

•	In addition, the Company settled the minority interest liability related to managements’ ownership of shares in BCHI by exchanging shares of the Company’s stock and common stock warrants for the BCHI shares held by management. This resulted in an increase to Paid-in capital for 2001 of $1,236, the approximate fair value of the liability.

In 2002, BHI decided to cease Capital’s operations during the first half of 2003. Certain management, consulting and board services previously provided to the Company by Capital were assumed by the Company, while other such services were provided to the Company by KKR for an annual fee of $3,000. The Company recorded a charge, funded by BHI, of $5,500 in 2002 related to costs allocable to the Company in connection with the cessation of Capital’s operations.

4. Goodwill and Intangible Assets

At December 31, 2003, the Company’s management performed the annual goodwill impairment test. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company identified the appropriate

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

reporting units and identified the assets and liabilities (including goodwill) of the reporting units. The Company determined estimated fair values of the reporting units and assessed whether the estimated fair value of each reporting unit was more or less than the carrying amount of the assets and liabilities assigned to the units.

Valuations were performed using a standard methodology based largely on comparable company analysis. Comparable company analysis ascribes a value to an entity by comparing certain operating metrics of the entity to those of a set of comparable companies in the same industry. Using this method, market multiples and ratios based on operating, financial and stock market performance are compared across different companies and to the entity being valued. The Company employed a comparable analysis technique commonly used in the investment banking and private equity industries to estimate the values of its reporting units—the EBITDA (earnings before interest, taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of an EBITDA multiple derived from this process applied to an appropriate historical EBITDA amount.

As a result of this test at December 31, 2003, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities, except for the Company’s Malaysian reporting unit. Based on the excess of the carrying value over the estimated fair value of its Malaysian reporting unit, the Company recorded a goodwill impairment charge of $762 that represented 100% of the carrying amount. This impairment charge is reflected in the 2003 Consolidated Statement of Operations as Business realignment expense and impairments.

At December 31, 2002, the Company’s management performed the goodwill impairment test using the same methodology described above. No impairment charge was necessary as of December 31, 2002, as the fair values of all reporting units exceeded the carrying amount of the assets and liabilities assigned to the units.

Upon the adoption of SFAS No. 142, on January 1, 2002, fair values of the Company’s reporting units as of December 31, 2001 were determined employing the same methodology used by the Company, as described above. As a result of the initial test, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned, except for the Company’s European reporting unit. Based on the excess of the carrying value over the estimated fair value of its European reporting unit, the Company recorded a goodwill impairment charge of $29,825 that represented 100% of the December 31, 2001 carrying amount. This impairment charge is reported as Cumulative effect of change in accounting principle in the 2002 Consolidated Statement of Operations.

The following table provides a comparison of 2003, 2002 and 2001 as if the new accounting principle were applied in 2001:

	Year Ended December 31,
	2003	2002	2001
Reported net income (loss)	$22,976	$(36,583)	$(124,800)
Add back goodwill amortization	—	—	3,712

Adjusted net income (loss)	22,976	(36,583)	(121,088)
Add back cumulative effect of change in accounting principle	—	29,825	—

Adjusted net income (loss) before cumulative effect of change in accounting principle	$22,976	$(6,758)	$(121,088)

Basic and diluted per share data:
Reported net income (loss)	$0.11	$(0.18)	$(0.63)
Add back goodwill amortization	—	—	0.02

Adjusted net income (loss)	0.11	(0.18)	(0.61)
Add back cumulative effect of change in accounting principle	—	0.15	—

Adjusted net income (loss) before cumulative effect of change in accounting principle	$0.11	$(0.03)	$(0.61)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows:

	N.A. Forest Products	N.A. Performance Resins	International	Total
Goodwill balance at December 31, 2001	$20,713	$19,487	$31,199	$71,399
Less goodwill impairment recognized upon adoption of SFAS No. 142	—	—	(29,825)	(29,825)
Acquisitions/divestitures	—	(1,343)	—	(1,343)
Foreign currency translation	6	—	(597)	(591)

Goodwill balance at December 31, 2002	$20,719	$18,144	$777	$39,640
Acquisitions/divestitures	4,068	—	14,387	18,455
Impairment	—	—	(762)	(762)
Foreign currency translation	167	—	16	183

Goodwill balance at December 31, 2003	$24,954	$18,144	$14,418	$57,516

Intangible assets with identifiable useful lives, which continue to be amortized, consist of the following:

	At December 31, 2003		At December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Customer list and contracts	$7,559	$4,619	$6,559	$3,736
Formulas and technology	6,524	4,925	6,524	4,331
Unrecognized prior service cost	2,657	1,309	2,657	153
Other	744	680	744	654

	$17,484	$11,533	$16,484	$8,874

The impact of foreign currency translation adjustments is included in accumulated amortization.

Total intangible amortization expense for the year ended December 31, 2003, 2002 and 2001 was $1,508, $1,555 and $1,653, respectively.

Estimated annual intangible amortization expense for 2004 through 2008 is as follows:

2004	$1,700
2005	970
2006	350
2007	180
2008	150

5. Business Acquisitions and Divestitures

Acquisitions

All of the Company’s acquisitions described below have been accounted for using the purchase method of accounting. Accordingly, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill. The pro forma effects of the acquisitions are not material.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

During 2003, the Company acquired Fentak Pty. Ltd. (“Fentak”), an international manufacturer of specialty chemical products for engineered wood, laminating and paper impregnation markets, and the business and technology assets of Southeastern Adhesives Company (“SEACO”), a domestic producer of specialty adhesives, for total cash of $14,691. Fentak was acquired in November, 2003 and SEACO was acquired on December 31, 2003. The Company is required to make additional deferred payments for these acquisitions of approximately $3,050 and contingent future payments of $1,500. The Company recorded goodwill totaling $18,455 for these acquisitions.

In the second quarter of 2001, the Company and Delta-HA, Inc. (“Delta”) merged their North American foundry resins and coatings businesses forming HA-International, LLC (“HAI”). In conjunction with the merger, the Company recorded an accrual of approximately $7,000 to restructure operations of the acquired entity, a minority interest liability of $4,500 to recognize the 25% minority interest and goodwill of approximately $9,000.

The Limited Liability Agreement of HAI provides Delta the right to purchase between 3-5% of additional interest in HAI each year, beginning in 2004. Delta is limited to acquiring a maximum of 25% of additional interest in HAI under this arrangement. Pursuant to this provision, in the first quarter of 2004, Delta provided the Company with written notice of their intention to exercise their option to purchase an additional 5% interest in 2004. Delta’s purchase price of the interest is based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement.

Divestitures

In 2003, the Company sold its idled melamine crystal business (“Melamine”). The gain from the sale was recorded as business realignment income. See Note 6.

In 2001, the Company divested its chemical operation in Ecuador. Proceeds from the sale of the Ecuador chemical business were $5,275, which resulted in a pre-tax loss of $2,303.

6. Business Realignment and Asset Impairments

In June 2003, the Company initiated a realignment program designed to reduce operating expenses and increase organizational efficiency. To achieve these goals, the Company is reducing headcount, streamlining processes, consolidating manufacturing processes and reducing general and administrative expenses. The Company is combining jobs where practical and has eliminated over 200 positions as of the end of 2003 related to this program. To further reduce future general and administrative expenses, the Company has reduced contract work, consolidated and eliminated positions and streamlined the administration of medical and other postretirement benefits. The Company anticipates this program will be completed in 2004. The Company expects to incur additional costs in 2004 related to this program.

In addition to the June 2003 realignment program, the Company has realignment activities from programs initiated in previous years, primarily related to plant consolidations and reorganization of certain administrative functions. Following is a discussion of realignment activities and impairments recognized during the past three years.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Year Ended December 31, 2003

During 2003, the Company recorded net business realignment expense and impairments of $4,748, consisting of plant closure costs (which include plant employee severance and plant asset impairments) and other severance and employee costs of $13,825, gains on the sale of assets of $12,260 and other non-cash asset impairment charges of $3,183.

Provided below is a rollforward of the business realignment reserves for 2003:

	Reserves 12/31/02	2003 Expense	2003 Settlements/ Payments	Reserves 12/31/03
Plant closure costs
Prior years’ programs	$9,568	$144	$(4,971)	$4,741
June 2003 program	—	6,844	(3,356)	3,488
Other severance costs
Prior years’ programs	3,996	3,670	(6,515)	1,151
June 2003 program	—	3,167	(383)	2,784

Total reserve activity	$13,564	$13,825	$(15,225)	$12,164

Plant Closure Costs

Plant closure costs in 2003 include $144 for prior years’ programs and $6,844 for 2003 programs.

Costs relating to prior years’ programs include environmental remediation of approximately $800 for closed plants in Brazil and other plant closure costs of approximately $900. Partially offsetting these costs was a reduction of reserves of approximately $1,600 for Melamine, which was sold in the second quarter of 2003.

The $6,844 of charges relating to the 2003 realignment program included costs associated with two plant consolidation programs. As a result of consolidating manufacturing processes, the Company’s facility in France has been converted into a distribution center, and the manufacturing has transitioned to the U.K., resulting in plant closure costs of $5,414, including plant employee severance of approximately $3,600, asset impairment charges of $1,427 and other costs of approximately $400. Additionally, manufacturing was transitioned from the Company’s North Bay, Ontario plant to another facility, and the North Bay site was idled as of the end of 2003, resulting in asset impairment charges of $1,430.

Other Severance Costs

Other severance costs for 2003 include $3,167 relating to the 2003 program and $3,670 relating to prior years’ programs. The 2003 severance related to the elimination of 200 positions under the June 2003 realignment program, as discussed above.

Gain on the Sale of Assets

In 2003, the Company sold Melamine and land associated with a closed plant in the U.K. for gains of $12,260. The gains related to these sales were recorded as business realignment income because the facilities were closed in conjunction with prior years’ realignment programs.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Asset Impairment

The Company recorded other asset impairment charges of $3,183 in 2003. Of the total, $1,421 was for the write-down of assets at various international manufacturing facilities, $1,000 was for a facility held for sale and the remaining $762 related to the write-down of goodwill carried by the Company’s Malaysian operations.

Year Ended December 31, 2002

During 2002, the Company recorded net business realignment expense and impairments of $19,699, consisting of plant closure costs of $12,584, other severance and employee costs of $3,265, a gain on the sale of assets of $2,465 and non-cash impairment charges of $6,315.

Plant Closure and Other Severance and Employee Costs

Provided below is a roll forward of the business realignment reserve activity for 2002:

	Reserves 12/31/01	2002 Expense	2002 Settlements/ Payments	Reserves 12/31/02
Plant closure costs	$14,067	$12,584	$(17,083)	$9,568
Other severance costs	8,360	3,265	(7,629)	3,996

Total reserve activity	$22,427	$15,849	$(24,712)	$13,564

Plant closure costs in 2002 of $12,584 consist of plant employee severance of $2,721, demolition, environmental and other costs of $8,764 and a $1,099 increase to the reserve related to revised estimates of environmental clean-up and demolition for several locations closed in previous years.

Gain on the Sale of Assets

In 2002, the Company sold land associated with a closed plant in Spain and recorded a gain of $2,465. The gain related to this sale was recorded as business realignment income because the facility was closed in conjunction with prior years’ realignment programs.

Asset Impairment

The Company recorded asset impairment charges of $6,315 in 2002. Of the total, $5,275 related to the write-down of fixed assets at various international manufacturing facilities and $1,040 was for a facility held for sale.

Year Ended December 31, 2001

During 2001, the Company recorded net business realignment expense and impairments of $126,408, consisting of plant closure costs of $23,285, other severance and employee costs of $12,582, a gain on the sale of assets of $10,507 and non-cash impairment charges of $101,048.

Plant Closure and Other Severance and Employee Costs

Plant closure costs in 2001 of $23,285 consist of fixed asset write-offs of $11,863, plant employee severance of $1,862 and demolition, environmental and other costs of $9,560.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Gain on the Sale of Assets

In 2001, the Company sold land associated with a closed domestic plant and recorded a gain of $10,507. The gain related to this sale was recorded as business realignment income because the facility was closed in conjunction with prior years’ realignment programs.

Asset Impairment

In the fourth quarter of 2001, the Company decided to cease operations at Melamine and to offer it for sale. As of the end of 2001, no sale had been negotiated, and in January 2002, the plant was shut-down. Under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” the Company recorded a 2001 impairment charge of $98,163 for the fixed assets ($62,527), goodwill ($32,701) and spare parts ($2,935) of Melamine.

Also, in the fourth quarter of 2001, the Company discontinued construction of a new plant facility and recorded an impairment charge of $2,885 to write-down the engineering, construction and other costs incurred to the estimated net realizable value of the land and building.

7. Discontinued Operations

The summary of discontinued operations below includes Consumer Adhesives’ results through August 2001, the date of the Consumer Adhesives Sale:

2001
Net sales	$106,307

Income before income taxes	17,404
Income tax expense	5,600

Income from discontinued operations	$11,804

Proceeds from the Consumer Adhesives sale were $94,120, net of cash sold with the business, resulting in a pre-tax gain of $132,275, which was recorded in Paid-in capital due to the affiliated nature of the transaction. See Note 1.

8. Comprehensive Income

Comprehensive income includes the following items:

	2003	2002	2001
Net income (loss)	$22,976	$(36,583)	$(124,800)
Foreign currency translation adjustments	31,614	(14,856)	(12,649)
Reclassification adjustments	—	—	5,800
Cumulative effect of change in accounting principle	—	—	(3,300)
Derivative activity	—	730	2,570
Minimum pension liability (see Note 12)	5,830	(17,075)	(66,580)

	$60,420	$(67,784)	$(198,959)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The foreign currency translation adjustments in 2003 primarily relate to favorable exchange rates in Canada, Latin America and Australia. In 2002, the foreign currency translation adjustments primarily relate to unfavorable exchange rates in Latin America. The 2001 foreign currency translation adjustments primarily relate to unfavorable exchange rates in Latin America and Canada.

The 2001 reclassification adjustment reflects the accumulated translation adjustment recognized on the sale of the Company’s operations in Ecuador.

The cumulative effect of change in accounting principle and derivative activity represents the impact of the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. The Company recorded a pre-tax initial transition adjustment to Accumulated other comprehensive income of $5,200 of which $1,330 and $3,870 was reclassified into earnings for the year ended December 31, 2002 and 2001, respectively.

The components of Accumulated other comprehensive income as of December 31, 2003 and 2002 are as follows:

	2003	2002
Cumulative foreign currency translation adjustments	$(49,923)	$(81,537)
Minimum pension liability, net of tax	(78,270)	(84,100)

	$(128,193)	$(165,637)

9. Investments in Affiliates

The Company had no continuing investments in affiliates at December 31, 2003 and 2002.

The Company sold a common stock equity investment in 2001 for $64,141. Of the total proceeds, $55,187 was received from BHI as part of the Corporate Reorganization (see Note 3), and the related pre-tax gain of $15,797 was recorded in Paid-in capital due to the affiliated nature of the transaction. The remaining $8,954 was received from sales to third parties, and a related gain of $4,400 was reflected in the 2001 Consolidated Statement of Operations as Gain on the sale of assets.

In 2001, the Company wrote-off its $10,000 investment in WKI preferred stock, $7,000 of a loan receivable from WKI and its remaining $10,000 investment in BCP Management, Inc. (“BCPM”), a former subsidiary of the Company. The write-offs are reflected in Investment write-downs and other charges in the 2001 Consolidated Statement of Operations.

BCPM filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware on March 22, 2002. As a result of the bankruptcy of BCPM, the Company no longer consolidated BCPM in its Consolidated Financial Statements. There was no impact on previously reported amounts of net (loss) income as a result of the deconsolidation. The Company’s investment in BCPM was written-off in 2001, as described above. In the first quarter of 2003, the assets of BCPM were transferred to a liquidating agent, and the Company’s ownership interest was extinguished.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

10. Debt and Lease Obligations

Debt outstanding at December 31, 2003 and 2002 is as follows:

	2003		2002
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
9.2% debentures due 2021	$114,800		$114,800
7.875% debentures 2023	246,782		246,782
Sinking fund debentures:
8 3/8% due 2016	78,000		78,000
9 1/4% due 2019	47,295		47,295
Industrial Revenue Bonds (at an average rate of 3.1% in 2003 and 1.6% in 2002)	34,000		34,885
Other (at an average rate of 8.1% in 2003 and 13.8% in 2002)	9,089	$2,221	1,525

Total current maturities of long-term debt		2,221

Short-term debt (primarily foreign bank loans at an average rate of 4.8% in 2003 and 10.7% in 2002)	—	5,946	—	$2,779

Total debt	$529,966	$8,167	$523,287	$2,779

The Company entered into a three-year asset based revolving credit facility dated September 23, 2002 (the “Credit Facility”) which provides for a maximum borrowing of $175,000, including letters of credit (“LOC”). The Credit Facility replaced an uncommitted LOC facility (discussed below) and the prior $250,000 credit facility that expired on July 13, 2002.

The Credit Facility is secured with inventory and accounts receivable in the United States, Canada and the U.K., a portion of property and equipment in Canada and the U.K. and the stock of certain subsidiaries. Maximum borrowing allowable under the Credit Facility is determined monthly and is based upon specified percentages of eligible accounts receivable, inventory and fixed assets. The Credit Facility contains restrictions on dividends, limitations on borrowings from affiliates ($30,000), capital expenditures ($68,000 in 2004) and payment of management fees ($5,000 per year). It also has a minimum trailing EBITDA twelve-month fixed charge coverage ratio requirement (as defined) of 1.5 to 1.0 if aggregate availability is less than $25,000, 1.25 to 1.0 if aggregate availability is between $25,000 and $50,000 and 1.1 to 1.0 if aggregate availability is between $50,000 and $75,000. There are no fixed coverage ratio requirements when aggregate availability exceeds $75,000. As of December 31, 2003, the maximum borrowing allowable under the Credit Facility was approximately $144,000, of which approximately $98,000, net of LOCs, was unused and available; therefore, the Company had no fixed charge coverage ratio requirements.

Under the terms of the Credit Facility the Company has the ability to borrow funds at either the prime rate plus an applicable margin (“the prime rate option”) or at LIBOR plus an applicable margin. The Company must designate which option it chooses at the time of the borrowing. Currently the applicable margin for any prime rate borrowing is 75 basis points and for any LIBOR borrowing is 225 basis points. As of December 31, 2003 there were borrowings of $220 outstanding under the prime rate option, equivalent to 6.0%. For LOCs issued under the Credit Facility, the Company pays a per annum fee equal to the LIBOR applicable margin, or 2.25%, plus a fronting fee of .125%. In addition, the Company pays a .50% per annum fee on the amount of the

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

revolving loan commitment less any borrowings or outstanding LOCs. The Company incurred commitment fees of $557 in 2003 related to the Credit Facility.

Under an uncommitted LOC facility, the Company provided cash collateral equivalent to 101% of LOCs outstanding which was classified as Restricted cash on the Consolidated Balance Sheet as of December 31, 2002. In early July 2003, the Company completed the process of transferring all the LOCs under this facility to the Credit Facility.

The Company’s Australian subsidiary entered into a five-year asset-backed credit facility in the fourth quarter of 2003 (the “Australian facility”), which provides for a maximum borrowing of AUD$19,900, or approximately $15,000. At December 31, 2003, outstanding debt under this facility was $12,178, of which $7,670 is classified as long-term. In addition, there were approximately $400 of outstanding LOCs under the facility. The Australian facility provided the funding for the Fentak acquisition made in the fourth quarter of 2003 (see Note 5) and is secured by mortgages on the fixed assets of the Australian business and the stock of Australian subsidiaries. This facility includes a fixed rate facility used for the acquisition, as well as a revolver. The Australian facility contains restrictions relative to the Australian businesses on dividends, the sale of assets and additional borrowings. The Australian facility also contains financial covenants applying to the Australian subsidiaries including current ratio, interest coverage, debt service coverage and leverage. The fixed portion of the Australian facility requires minimum quarterly principal reductions totaling AUD$450 (approximately $330). The Australian facility requires semi-annual principal reductions based on a portion of excess cash as defined in the agreement. As of December 31, 2003, of the maximum borrowing allowable under the Australian Facility, AUD$3,178 (approximately $2,400) was unused and available.

Additional international credit facilities provide availability totaling approximately $29,900. Of this amount, approximately $15,900 (net of LOCs and other guarantees of approximately $7,700 and $2,300 of other draws) was available to fund working capital needs and capital expenditures at December 31, 2003. Of the total $2,310 of outstanding debt, $1,419 was classified as long-term. There is an additional $4,000 available for which usage is restricted to capital investments and for foreign currency hedging. While these facilities are primarily unsecured, portions of the lines are secured by equipment and with $1,442 of cash. The Company guarantees up to $6,700 of the debt of one of its Brazilian subsidiaries, included in these facilities.

The Company and HAI had affiliated borrowing arrangements with Borden Foods Holding Corporation (“Foods”) during 2003. See Note 20.

HAI entered into a three-year asset based revolving credit facility on January 28, 2004, which provides for a maximum borrowing of $20,000 (the “HAI facility”). The HAI facility replaced the affiliated loan agreement with Foods. The HAI facility is secured with inventory, accounts receivable and property and equipment of HAI. Maximum borrowing allowable under the HAI facility is based upon specific percentages of eligible accounts receivable and inventory. The HAI facility provides up to $2,000 for LOCs. The HAI facility contains restrictions relative to HAI on dividends, affiliate transactions, minimum availability ($2,000), additional debt and capital expenditures ($2,000 in 2004). In addition, HAI is required to maintain a minimum trailing twelve-month debt coverage ratio of 1.5 to 1.0.

The Company finances certain insurance premiums outside of the Credit Facility. Short-term borrowings include $2,548 and $975 related to this arrangement at December 31, 2003 and 2002, respectively.

On October 1, 2003, the Company exercised its option to redeem, at par, the remaining $885 of County of Maricopa Industrial Revenue Bonds (“IRBs”). In October 2003, the Company converted the $34,000 Parish of

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Ascension IRBs to a fixed interest rate and, by doing so, eliminated the requirement to maintain a backup letter of credit of approximately $34,500. The elimination of this LOC increased availability under the Credit Facility.

During the fourth quarter of 2002, the Company repurchased $7,368 of the outstanding publicly held bonds for $4,510 plus fees. A $2,741 gain on the extinguishment of the bonds was recognized in 2002 and is included in Other non-operating income.

Aggregate maturities of total debt and minimum annual rentals under operating leases at December 31, 2003, for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2004	$8,167	$12,120
2005	2,219	10,205
2006	1,841	7,882
2007	1,420	5,961
2008	3,609	4,302
2009 and beyond	520,877	3,789

	$538,133	$44,259

Rental expense amounted to $14,595, $14,399 and $19,566 in 2003, 2002 and 2001, respectively.

11. Income Taxes

Comparative analysis of the Company’s income tax benefit related to continuing operations follows:

	Current			Deferred
	2003	2002	2001	2003	2002	2001
Federal	$(9,899)	$(29,479)	$(363)	$4,662	$12,040	$(25,800)
State & Local	(737)	(380)	(4,365)	566	187	(805)
Foreign	(246)	11,574	(222)	995	3,796	722

	$(10,882)	$(18,285)	$(4,950)	$6,223	$16,023	$(25,883)

In 2001, the Company’s income tax expense related to discontinued operations was $5,600 (see Note 7). The Company’s income tax expense from the gain on disposal of discontinued operations was $37,428 in 2001, which is reflected as a reduction to shareholders’ equity due to the affiliated nature of the transaction (see Note 1).

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

A reconciliation of the Company’s difference between income taxes related to continuing operations computed at Federal statutory tax rates and provisions for income taxes is as follows:

	2003	2002	2001
Income taxes computed at Federal statutory tax rate	$6,411	$(3,157)	$(58,602)
State tax provision, net of Federal benefits	(111)	(193)	(5,842)
Foreign tax differentials	(813)	3,502	1,187
Foreign source income also subject to U.S. taxation	9,324	1,777	12,397
Losses and other expenses not deductible for tax	373	(863)	2,723
Impairment of non-deductible goodwill	—	—	31,692
Valuation allowance	5,401	16,672	—
Elimination of deferred tax liabilities of BCPM	(1,624)	—	—
Capital loss on sale of Melamine	(19,936)	—	—
Adjustment of prior estimates and other	(3,684)	(20,000)	(14,388)

Income tax benefit	$(4,659)	$(2,262)	$(30,833)

The 2003 consolidated rate reflects a benefit of $19,936 from the sale of the stock of Melamine in 2003. The tax basis of the stock exceeded the tax basis of the assets and this additional basis was not recognized until the stock sale was completed in 2003. This benefit is a capital loss carryforward that can only be used against capital gains; therefore, a valuation reserve was established for the full amount of this benefit. The 2003 consolidated rate also reflects a reduction of the deferred tax valuation reserve in the amount of $14,534 related to benefits which the Company now believes are more likely than not to be realized. The 2003 tax rate also reflects the elimination of $1,624 of deferred tax liabilities associated with the BCPM bankruptcy. In addition, reserves for prior years’ Canadian and U.S. tax audits were reduced by $3,997 as a result of preliminary settlements of certain matters in the fourth quarter of 2003. The effective rate also reflects additional income tax expense of $9,324 on foreign dividend income and on deemed dividend income related to loans and guarantees from foreign subsidiaries.

The 2002 consolidated tax rate reflects a valuation allowance in the amount of $16,672 recorded against the benefit of certain deferred interest expense deductions, which are subject to usage limitations by the Internal Revenue Service (“IRS”), that are no longer more likely than not to be used. This expense is offset by the reduction of a $20,000 reserve for U.S. Federal income tax audits reflecting preliminary settlement of certain matters for the years 1998 and 1999 that were resolved in 2002.

The 2001 consolidated tax rate includes a $31,692 effect of the non-deductible impairment of the fixed assets and goodwill related to the 2001 shutdown of Melamine. Additionally, tax expense of $12,397 is reflected in the tax rate for the impact of earnings related to the expected sale of foreign businesses that are no longer expected to be permanently reinvested in foreign locations, as well as the inability to use foreign tax credits associated with those earnings due to usage limitations. Offsetting this charge was a tax benefit of $14,388 relating to the settlement of U.S. Federal income tax audits for the years 1987 to 1991 that were finalized in 2001.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The domestic and foreign components of the Company’s Income (loss) from continuing operations before income taxes are as follows:

	2003	2002	2001
Domestic	$(30,706)	$(42,929)	$(165,478)
Foreign	49,023	33,909	(1,959)

	$18,317	$(9,020)	$(167,437)

The tax effects of the Company’s significant temporary differences, and loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2003 and 2002, are as follows:

	2003	2002
Assets
Non-pension postemployment benefit obligations	$46,261	$52,411
Accrued and other expenses	75,493	91,332
Loss and credit carryforwards	162,308	169,302
Pension liability	23,448	23,071

Gross deferred tax assets	307,510	336,116
Valuation allowance	(81,992)	(89,321)

	225,518	246,795

Liabilities
Property, plant, equipment and intangibles	77,558	76,107
Unrepatriated earnings of foreign subsidiaries	30,374	30,374
Foreign property, plant, equipment and other	9,060	7,275
Deferred gain on sale of a partnership interest	—	17,264
Prepaid expenses	2,406	293

Gross deferred tax liabilities	119,398	131,313

Net deferred tax asset	$106,120	$115,482

The Company’s net deferred tax asset at December 31, 2003 was $106,120, which is the net of $140,518 of deferred tax assets, a $4,024 current deferred tax liability and a long-term deferred tax liability of $30,374. Of this amount, $139,336 represents net domestic deferred tax assets related to future tax benefits. The Company’s deferred tax asset related to loss and credit carryforwards, net of valuation allowance is $80,316. This $80,316 includes net operating loss carryforwards and future deductions of $43,369 for U.S. federal tax purposes, which will begin expiring in 2021. This amount also includes minimum tax credits of $33,132, which do not expire, and other available carryforwards of $3,815, with various expiration dates.

The Company regularly assesses the realizability of the deferred tax assets to determine whether it is more likely than not that some portion of the deferred tax assets will not be realized. Valuation reserves are adjusted to reflect this assessment. The Company considers projected future taxable income, the length of the period during which the deferred tax asset can be utilized and tax planning strategies in making this assessment.

In 2003 the Company reduced its deferred tax valuation reserve by $14,534. This change in our estimate was mainly based on the 2003 amendment to the Total Family Protection Plan which eliminated $88,200 of

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

future obligations. Deferred tax assets of approximately $30,000 will be absorbed as the benefit associated with this decrease in future obligations is amortized over the next 9 years. In addition, $34,000 of additional taxable income will be generated by the guarantees from foreign subsidiaries discussed above. Management believes this additional future taxable income provides the capacity to reduce the deferred tax valuation reserve accordingly. In management’s judgment, the net deferred tax assets at December 31, 2003 are more likely than not to be realized.

Credit carryforwards and valuation allowances both decreased from 2002 principally due to the expiration of foreign tax credits and the valuation allowances previously established against those credits. Loss carryforwards increased from 2002 due to the generation of additional net operating loss carryforwards in 2003.

At December 31, 2003, the Company has $35,000 accrued for probable tax liabilities. This amount is recorded in income taxes payable.

The IRS has substantially completed audits of all years through 1999, and unresolved issues for the years 1994-1999 are currently under discussion with the Appeals Office of the IRS and the Competent Authority group of the U.S. Treasury Department. These unresolved issues generally include appropriateness of: expense allocations and royalty charges between U.S. and foreign jurisdictions, compensation excise tax assessments, certain carryback claims filed by the Company and the treatment of various business sale transactions undertaken by the Company during the period. The IRS has substantially completed the audit of tax years 2000-2001, and the results have been discussed and agreed upon by the Company. The years 2002 and 2003 remain open for examination.

The 2003 consolidated tax rate reflects the reversal of $3,997 of the aforementioned tax reserves. This reversal reflects the settlement of potential U.S. Federal, state and local tax matters, an adjustment of foreign tax credits available for future use, Canadian audit issues related to the divestiture of operating businesses in prior years and the settlement of other audit related tax issues offset by the utilization of available tax assets.

The Canada Revenue Agency is currently auditing the Company’s Canadian subsidiary for the period 1993-1994. The years 1995-2003 remain open for inspection and examination by various Canadian taxing authorities. Deposits have been made to offset any probable additional taxes related to the divestiture of Canadian operating businesses. Since 1995, the Company has divested its Foods, Consumer Adhesives, and wallcoverings businesses, all of which had operations in Canada.

The Company and some of its affiliates have historically operated in over forty states across the U.S. Since 1995, the Company has divested a significant number of its businesses and generated significant taxable gains from these sales and divestitures. The Company has also utilized certain affiliated legal entities for the purposes of licensing its intellectual properties to related and unrelated parties and for providing loans and other financing for operations. Reserves have been established to provide for probable additional tax liabilities related to these transactions. As the various state and city taxing jurisdictions continue with their audit/examination programs, and as the corresponding audit years are finalized at the U.S. federal audit level, the Company will adjust its reserves to reflect these settlements.

The Company has not recorded income taxes applicable to undistributed earnings of foreign subsidiaries that are permanently reinvested in foreign operations. Undistributed earnings permanently reinvested amounted to approximately $173,400 at December 31, 2003.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

12. Pension and Retirement Savings Plans

Most U.S. employees of the Company are covered under a non-contributory defined benefit plan (the “U.S. Plan”). The U.S. Plan provides benefits for salaried employees based on eligible compensation and years of credited service and for hourly employees based on years of credited service. Certain employees in other countries are covered under other contributory and non-contributory foreign defined benefit plans that, in the aggregate, are insignificant and are included in the data presented herein.

Following is a rollforward of the assets and benefit obligations of the Company’s defined benefit plans. The Company uses a September 30 measurement date for its plans.

	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$263,364	$288,107
Service cost	2,316	3,844
Interest cost	15,228	19,148
Actuarial losses	12,038	4,693
Foreign currency exchange rate changes	1,165	84
Benefits paid	(34,403)	(28,942)
Plan amendments	—	330
Acquisitions/divestitures	(325)	—
Settlements/curtailments	(304)	(23,900)

	259,079	263,364

Change in Plan Assets
Fair value of plan assets at beginning of year	190,831	260,540
Actual return on plan assets	30,683	(18,000)
Foreign currency exchange rate changes	805	34
Employer contribution	1,770	1,099
Benefits paid	(34,403)	(28,942)
Settlements/curtailments	—	(23,900)

Fair value of plan assets at end of year	189,686	190,831

Plan assets less than benefit obligation	(69,393)	(72,533)
Unrecognized net actuarial loss	122,261	131,658
Unrecognized initial transition gain	21	13
Unrecognized prior service cost	1,348	2,534

Net amount recognized	$54,237	$61,672

Amounts recognized in the balance sheets, after reclassification of the prepaid pension asset to reflect a minimum pension liability adjustment, consist of:

	2003	2002
Accrued benefit liability	$(67,526)	$(70,216)
Intangible asset	1,348	2,504
Accumulated other comprehensive income	120,415	129,384

Net amount recognized	$54,237	$61,672

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The weighted average rates used to determine benefit obligations for the Company were as follows:

	2003	2002
Discount rate	5.8%	6.5%
Rate of increase in future compensation levels	4.0%	4.2%

The following summarizes defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	2003	2002
Projected benefit obligation	$259,079	$263,364
Accumulated benefit obligation	256,972	259,655
Fair value of plan assets	189,686	190,831

While the Company reports the entire liability for the U.S. Plan, which is sponsored by the Company, its participants also include certain Foods’ former associates and Consumer Adhesives’ associates. Foods and Consumer Adhesives reimbursed the Company for the expense associated with their respective participants in the U.S. plan. Therefore, the tables summarizing the pension activities for the Company’s defined benefit pension plans include the liabilities and assets relating to these businesses. However, the expense table excludes the expense relating to Foods and Consumer Adhesives. Expense reimbursements received by the Company from Foods and Consumer Adhesives totaled $1,061, $1,012 and $952 for 2003, 2002 and 2001, respectively. The Company does not anticipate any future reimbursements from either Foods or Consumer Adhesives.

Following are the components of net pension expense recognized by the Company for the years ended December 31:

	2003	2002	2001
Service cost	$2,101	$3,602	$3,352
Interest cost on projected benefit obligation	14,803	16,727	18,701
Expected return on assets	(15,481)	(19,386)	(22,925)
Amortization of prior service cost	386	395	436
Amortization of initial transition asset	10	12	(122)
Recognized actuarial loss	7,116	4,102	3,706
Settlement/curtailment loss	411	13,600	16,300

Net pension expense	$9,346	$19,052	$19,448

The weighted average rates used to determine net pension expense for the Company were as follows:

	2003	2002	2001
Discount rate	6.5%	7.2%	7.7%
Rate of increase in future compensation levels	4.2%	4.5%	4.7%
Expected long-term rate of return on plan assets	8.2%	8.3%	8.7%

The 2003 curtailment loss includes a $710 charge for the U.S. Plan, partially offset by a curtailment gain of $299 on an international plan. During 2002, the Company recognized a settlement charge of $13,600 related to

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

lump sum payments made by the U.S. Plan. During 2001, the Company recorded settlement and curtailment charges of $10,700 relating to the partial settlement of U.S. Plan liabilities for Foods and an additional $5,600 settlement for other lump sum payments made by the U.S. Plan.

In determining the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets. Peer data and historical returns are also reviewed to confirm that the Company’s assumptions are reasonable.

The Company’s investment strategy for defined benefit pension plan assets is to maximize the long-term return on plan assets using a mix of equities and fixed income investments and accepting a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capital investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Following is a summary of actual 2003 and 2002, at the measurement date, and target 2004 allocations of Plan assets by investment type:

	Actual		Target
	2003	2002	2004
Fixed income securities	49%	43%	40%
Equity securities	31%	32%	60%
Cash and short-term investments	20%	25%	—

	100%	100%	100%

The Company recently reviewed its target allocation of plan assets based on projections and expected timing of future benefit payments. Based on this review the Company has set a new allocation target in 2004 of 60% equities and 40% debt. The re-allocation process is expected to be completed by the end of the second quarter of 2004. The Company’s pension portfolio does not include any significant holdings in real estate.

The Company expects to make contributions totaling $870 to its defined benefit plans in 2004.

The Company has been informed by the IRS that cash balance plans may be required to be amended because of recent ERISA rulings that found some cash balance plans to be discriminatory. The IRS indicated that the U.S. Plan should continue to operate as currently designed until new guidance is available. There is insufficient information to assess any potential impact to the Company of the ERISA ruling at this time.

Most employees not covered by the Company’s U.S. and foreign defined benefit pension plans are covered by collective bargaining agreements, which are generally effective for five years. Under Federal pension law, there would be continuing liability to these pension trusts if the Company ceased all or most participation in any such trust, and under certain other specified conditions. The Consolidated Statements of Operations include charges of $472, $504 and $367 in 2003, 2002 and 2001, respectively, for payments to pension trusts on behalf of employees not covered by the Company’s plans.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The Company also provides a defined contribution plan to its U.S. employees (the “Retirement Savings Plan”). Eligible salaried and hourly employees may contribute up to 5% of their pay (7% for certain longer service salaried employees), as basic contributions to the plan. The Company contributes monthly to the plan an amount equal to at least 50% and up to 100% of basic contributions. The Company has the option to make additional contributions based upon financial performance. Charges to operations for matching contributions under the Retirement Savings Plan in 2003, 2002 and 2001 totaled $6,560, $5,647 and $5,289 respectively.

13. Non-Pension Postretirement Benefit

The Company provides certain health and life insurance benefits for eligible domestic and Canadian retirees and their dependents. The cost of postretirement benefits is accrued during employees’ working careers. Domestic participants who are not eligible for Medicare are generally provided with the same medical benefits as active employees. Until September 2003, participants who were eligible for Medicare were provided with supplemental benefits. In September 2003, the plan was amended, as is discussed below. Canadian participants are provided with supplemental benefits to the national healthcare plan in Canada. The domestic postretirement medical benefits are contributory; the Canadian medical benefits are non-contributory. The domestic and Canadian postretirement life insurance benefits are non-contributory. Benefits are funded on a pay-as-you-go basis.

In 2003, the Company amended its Total Family Protection Plan such that, effective September 1, 2003, medical benefits are no longer provided to the Company’s retirees and their dependents who are over age 65. The Company has made an arrangement with a major benefits provider to offer affected retirees and their dependents continued access to medical and prescription drug coverage, including coverage for pre-existing conditions. The Company is subsidizing a portion of the cost of coverage for affected retirees and dependents through December 2004 to assist retirees’ transition to alternative medical coverage. The Company has reserved the right to continue, terminate or reduce the subsidy provided to affected retirees and dependents in the future. This subsidy will be reviewed for periods after December 2004. As a result of these actions, based on current actuarial estimates and assumptions, the Company’s liability related to providing post retirement medical benefits has been reduced by approximately $88,000. The Company’s unrecognized prior service cost has been adjusted for the impact of the amendment, and the adjustment is being amortized over the estimated remaining years of service of approximately nine years.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) that provides several options for Medicare eligible participants and employers, including a federal subsidy to companies that elect to provide a retiree prescription drug benefit which is at least actuarially equivalent to Medicare Part D. The Act provides for a two-year transitional period to allow for, among other items, the possibility that companies may amend existing plans. There are significant uncertainties regarding the eventual regulations required to implement the Act, as well as the Act’s overall affect on plan participant’s coverage choices and the related impact on their health care costs. As such, the effects of the Act are not reflected in the accumulated postretirement benefit obligation as of December 31, 2003 or in the 2003 net periodic postretirement benefit cost. Once the regulations regarding the implementation of the Act and FASB’s authoritative guidance on the accounting for the federal subsidy is issued, the Company may be required to change its previously reported information. The Company is currently evaluating the provisions of the Act and its potential impact to the Company’s postretirement medical plans.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Following is a rollforward of the changes in the non-pension postretirement benefit obligations of the Company for the years ended December 31. The Company uses a measurement date of September 30.

	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$131,609	$128,499
Service cost	72	64
Interest cost	3,938	8,822
Contributions by plan participants	2,176	2,797
Actuarial (gains) losses	(4,683)	5,240
Plan amendments	(88,168)	—
Benefits paid	(12,889)	(13,818)
Foreign Exchange	150	5

Benefits obligation at end of year	32,205	131,609

Unrecognized net actuarial gain	3,809	496
Unrecognized prior service benefit	86,830	7,214

Accrued postretirement obligation at end of year	$122,844	$139,319

The weighted average rates used to determine benefit obligations for the Company were as follows:

	2003	2002
Discount rate	5.8%	6.5%

The net postretirement (benefit) expense table excludes the expense related to Foods for 2002, as Foods reimbursed the Company $509 for the expense related to Foods’ participants in that year. Foods reimbursed the Company in 2001 to assume their remaining postretirement liability following the sale of its businesses.

Following are the components of net postretirement (benefit) expense recognized by the Company for 2003, 2002 and 2001:

	2003	2002	2001
Service cost	$72	$64	$44
Interest cost on projected benefit obligation	3,938	8,249	7,884
Amortization of prior service cost	(8,552)	(3,294)	(8,923)
Recognized actuarial gain	(122)	(1)	(523)
Settlement/curtailment gain	—	—	(487)

Net postretirement (benefit) expense	$(4,664)	$5,018	$(2,005)

The weighted average rates used to determine net postretirement (benefit) expense for the Company were as follows:

	2003	2002	2001
Discount rate	6.5%	7.3%	7.7%

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Following are the assumed health care cost trend rates at December 31, which are no longer significant due to the 2003 plan amendment.

	2003	2002
Health care cost trend rate assumed for next year—pre-age 65	5.25%	5.25%
Health care cost trend rate assumed for next year—post-age 65	7.75%	8.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2008	2008

A one-percentage-point change in the assumed health care cost trend rates would not have a material impact on the Company.

	1% increase	1% decrease
Effect on total service cost and interest cost components	$9	$(10)
Effect on postretirement benefit obligation	145	(150)

Also included in the Consolidated Balance Sheets at December 31, 2003 and 2002 are other postemployment benefit obligations of $5,879 and $6,065, respectively.

14. Shareholders’ Deficit

Common Stock and Warrants

The Company has 200,895,628 shares of $0.01 par value common stock issued and outstanding and 300,000,000 shares authorized. At December 31, 2003, management held a total of 1,920,634 common shares of the Company, including 1,587,301 shares of restricted stock granted during 2002, which become unrestricted on the third anniversary of the grant date. During 2002, the Company sold 333,333 shares to management at the estimated fair value of $2.25 per share. In 2002, the Company repurchased shares and retired warrants at amounts greater than fair market value and recognized compensation expense of $487.

Preferred Stock

The Company is authorized to issue up to 100,000,000 shares of Series A Preferred Stock. There were no shares outstanding in 2003 or 2002, and the Company currently has no plans to issue Preferred shares. In 2001, the Company had 24,574,751 shares of Preferred Stock issued to BHI. Each share had a liquidation preference of $25.00 and was entitled to cumulative dividends at an annual rate of 12% payable quarterly in arrears. BHI contributed all of the outstanding Preferred Stock of $620,922, including accumulated dividends of $6,553 to the Company as a capital contribution in 2001 (see Note 3). During 2001, the Company declared preferred stock cash dividends of $61,846.

Other Shareholders’ Equity

There were no common stock dividends declared in 2003 and 2002. The Company declared common stock cash dividends of $36,434 in 2001. The dividends were recorded as a charge to Paid-in capital to reflect a return of capital to BHI.

At December 31, 2003, the Company held $404,817 of notes receivable from BHI, which accrue interest at 12% per year, payable quarterly, and mature on September 29, 2005. The notes were received from affiliates as

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

proceeds from the 1996 sales of businesses and options to purchase businesses formerly owned by the Company. The Receivable from parent, reflected as a reduction in the Consolidated Statements of Shareholders’ Deficit, includes accrued interest of $107,277, $58,699 and $0 related to these notes receivable at December 31, 2003, 2002 and 2001. Paid-in capital includes the related net of tax interest income of $31,576, $38,154 and $24,674 for the years ended December 31, 2003, 2002 and 2001. In the Company’s 2001 Annual Report on Form 10-K, the Company expressed its intention to cancel this note receivable; therefore; a valuation allowance was placed on the accrued interest at that date. During 2002, the Company decided to defer canceling the note, reversed this valuation allowance and resumed accruing the related interest. Historically, BHI funded the payment of the interest on the note through common dividends received from the Company. BHI has not made a payment on the accrued interest, nor has the Company paid an associated dividend, since October 15, 2001.

Deferred compensation expense of $3,571, related to the restricted shares granted in 2002, is being amortized over the three-year vesting period. At December 31, 2003, the unamortized deferred compensation was $1,488.

Capital Contributions

Following is a summary of capital contributions received by the Company during 2003, 2002 and 2001:

	2003	2002	2001
Income tax benefits	$17,002	$20,890	$21,038
Non-compete agreement	5,000	—	—
Foods pension liability payment	4,300	—	—
Capital wind-down costs	—	3,550	—
Preferred stock and accumulated dividends	—	—	620,922
Cash contributions	—	—	17,000

	$26,302	$24,440	$658,960

BHI contributed tax benefits to the Company of $17,002, $20,890 and $21,038 during 2003, 2002 and 2001, respectively. The Company is included in BHI’s tax return, and the deductible interest expense on BHI’s notes payable reduces the Company’s tax liability.

BHI also made a $5,000 payment to the Company in 2003, relating to a non-compete agreement entered into by BHI with the third party purchaser of Consumer Adhesives, which was sold by BWHLLC in the fourth quarter of 2003. The Company does not currently market the product line disallowed under the agreement and has no plans to market such a product; therefore, there is no impact on the Company’s operations resulting from the non-compete agreement. This amount is reflected in Paid-in capital because BHI is a related party.

In the fourth quarter of 2003, Foods made a $4,300 payment to the Company related to the U.S. pension obligation retained upon the sale of Foods’ operations. This payment is reflected as a credit to Paid-in capital because it is a related party transaction.

During 2002, the Company also recorded a capital contribution from BHI of $3,550 (net of tax) related to the allocation of Capital wind-down costs to the Company, which the Company had no responsibility to fund. See Note 3.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Other Equity Transactions

In 2001, the Company recorded a pre-tax gain on the Consumer Adhesives Sale of $132,275, which was recorded in Paid-in capital. In 2002, the Company sold its remaining investment of a $110,000 note receivable from Consumer Adhesives for face value plus accrued interest. In 2003, the Company recorded an adjustment of $5,925 in Paid-in capital to reflect additional tax expense associated with the sale of the $110,000 note receivable. See Note 1.

The Corporate Reorganization resulted in the issuance of shares of common stock of the Company and warrants to purchase common stock to certain management members, in exchange for the shares they held in BCHI. This resulted in an increase to Paid-in capital of $1,236 in 2001, the value of the minority interest liability that represented their previous interest in BCHI.

The Company recorded net of tax minimum pension liability adjustments of $5,830, $(17,075) and $(66,580) for 2003, 2002 and 2001, respectively, relating to underfunded pension plans, which is included in accumulated other comprehensive income.

15. Stock Option Plans and Other Stock Based Compensation

Stock Options

The Company accounts for stock-based compensation under APB No. 25 and has adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.” The Company has granted options under its Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees (the “Option Plan”).

Following is a summary of option activity for the three years ended December 31, 2003:

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding beginning of year	3,426,040	$3.59	6,871,380	$4.38	4,382,500	$5.43
Options exercised	—	—	—	—	—	—
Options granted	3,457,500	2.00	1,492,000	2.25	—	—
Option conversion	—	—	—	—	4,451,880	4.38
Options forfeited	(1,351,180)	4.30	(4,937,340)	4.28	(1,963,000)	5.09

Options outstanding end of year	5,532,360	$2.42	3,426,040	$3.59	6,871,380	$4.85

During the fourth quarter of 2003, options to purchase 3,457,500 shares, in the aggregate, were granted to key employees. The options generally ratably vest over five years, have an exercise price of $2.00 and were granted at their estimated fair value.

During 2002, options to purchase 1,492,000 shares, in the aggregate, were granted to key employees, including performance options to purchase 1,176,000 shares. The 2002 grants have an exercise price of $2.25 per share, based on estimated fair value. The performance options vest after the fifth anniversary of the grant date; however, vesting is accelerated upon the achievement of certain financial targets. As of December 31, 2003, none of these targets were achieved. The remaining options generally vest ratably over five years.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

From 1996 through 1999, BCHI issued stock options and sold equity to key management under the Option Plan (the “BCHI option grants”). The BCHI option grants had exercise prices between $5.00 and $7.50, the estimated fair values at the grant dates, and vested over five years. The outstanding BCHI option grants became options of the Company effective with the Corporate Reorganization in 2001 (see Note 3). The conversion of the BCHI option grant provided BCHI management with equivalent intrinsic value in the Company at the new measurement date; therefore no compensation expense was recorded. The strike prices of the converted options ranged from $4.13 to $5.00, which exceeds estimated fair market value. During 2003, all of the $4.13 options were cancelled upon the repurchase of the related shares from management. There are options to purchase 650,360 shares, in the aggregate, outstanding from the converted BCHI option grant, all with a $5.00 exercise price.

In accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” options granted under the Option Plan after July 1, 2001 require variable accounting. The expense relating to these options for 2003 and 2002 was $230 and $14, respectively.

To determine proforma compensation cost for the Option Plan according to SFAS No. 123 (see Note 2), the fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with a risk-free weighted average interest rate of 2.91% for 2003 grants and 5.0% for 2002 grants and expected lives of five years for all grants. To determine compensation cost according to SFAS No. 123, the fair value of each option was estimated as of the measurement date using the Black-Scholes option-pricing model with a risk free weighted average interest rate of 4.37% and expected lives of five years.

As of December 31, 2003, there were 4,017,639 shares available for future grants.

At December 31, 2003, there were options to purchase 583,488 shares, in the aggregate, exercisable, with a range of exercise prices of $2.25 to $5.00, a weighted average exercise price of $4.70 and a weighted average remaining life of 3 years. At December 31, 2002, there were options to purchase 1,472,824 shares, in the aggregate, exercisable, with a range of exercise prices of $4.13 to $5.00, a weighted average exercise price of $4.51 and a weighted average remaining life of 4 years.

Unit Appreciation Rights

Certain current and former employees of the Company hold unit appreciation rights (“UARs”) in BWHLLC granted by the Company during the years 1996 - 2000. The UARs have a ten-year life, and all outstanding UARs are fully vested. The UARs are accounted for under the liability method as prescribed by APB No. 25, and any compensation expense incurred in conjunction with the UARs will be reflected in the Statements of Operations for the Company. In 2003, 2002 and 2001, the Company did not record any compensation expense attributable to the UARs. There were 1,157,732 UARs outstanding at December 31, 2003 and no UARs available for future grants.

16. Derivative Financial Instruments

At December 31, 2003, the Company had derivative liabilities of $1,007 classified as other current liabilities and derivative gains of $18 classified as other assets. As of December 31, 2002, the Company had derivative liabilities of $402 classified as other current liabilities and derivative gains of $16 classified as other assets. On January 1, 2001, the Company adopted SFAS No. 133 resulting in a pre-tax charge of $5,200 to accumulated other comprehensive income, as discussed in Note 8.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Interest Rate Swaps

The Company uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

Effective December 1, 2003, the Company entered into a $34,000 interest rate swap agreement structured for the Parish of Ascension IRBs (see Note 10). Under this agreement, the Company receives a fixed rate of 10% and pays a variable rate equal to the 6-month LIBOR plus 630 basis points. This was the Company’s only outstanding interest rate swap at December 31, 2003. The $24,286 swap outstanding at December 31, 2001 matured on December 1, 2002, and the Company realized a gain on the settlement of $1,722. The net impact of interest rate swaps was a decrease in the Company’s interest expense of $62 in 2003 and an increase in interest expense of $2,566 and $2,215 in 2002 and 2001, respectively. The 2003 year-end fair value of the $34,000 interest rate swap was a loss of $483.

The following table summarizes the weighted average interest rates for the swaps used by the Company. Variable rates change with market conditions and may vary significantly in the future.

	2003	2002	2001
Average rate paid	7.6%	13.7%	13.7%
Average rate received	10.0%	1.9%	4.5%

Foreign Exchange

International operations account for a significant portion of the Company’s revenue and operating income. It is the policy of the Company to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed transactions wherever economically feasible. The Company enters into forward and option contracts to buy and sell foreign currencies only to reduce foreign exchange exposure and protect the U.S. dollar value of such transactions to the extent of the amount under contract. These contracts are designed to minimize the impact from foreign currency exchange on operating income and on certain balance sheet exposures.

Gains and losses arising from contracts are recognized on a quarterly basis through the Consolidated Statement of Operations (see Note 2). The Company does not hold or issue derivative financial instruments for trading purposes.

At December 31, 2003 and 2002, the Company had $44,300 and $60,079, respectively, of notional value of foreign currency exchange forward contracts outstanding. At December 31, 2003, the Company recorded a loss of $323 related to its foreign currency exchange forward contract outstanding. At December 31, 2002, the Company recorded a loss of $402 related to its foreign currency exchange forward contracts outstanding.

At December 31, 2003, the Company’s forward position of $44,300 was to sell British Pounds for U.S. Dollars at a rate of 1.7710. At December 31, 2002, the Company had forward positions to sell British Pounds for U.S. Dollars ($36,916) and Canadian Dollars ($23,163). The unsecured contracts mature within three months and are placed with financial institutions with investment grade credit ratings. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the credit worthiness of the counterparties’ financial condition and does not expect default by the counterparties.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

At December 31, 2003, the Company had put options totaling $12,000 to sell Canadian Dollars to buy U.S. Dollars. The options expire within three months at varying dates and have a contract rate of 1.3600. The Company also is a party to call options held by financial institutions totaling $12,000 to buy Canadian Dollars with U.S. Dollars. The options expire within three months at varying dates and have contract rates that vary from 1.3040 to 1.3095. At December 31, 2003, the Company recorded a loss of $163 related to these options.

Option and Commodity Future Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol and urea. For these commodity raw materials, the Company has purchase contracts, with periodic price adjustment provisions. The Company also adds to customer contracts selling price provisions that are indexed to publicly available indices for these commodity raw materials. The Board of Directors approves all commodity futures and commodity commitments.

Natural Gas Futures—The Company hedges a portion of natural gas purchases for North America. In March 2003, the Company entered into futures contracts with varying settlement dates through June 2004. The Company used futures contracts to hedge 69% of its 2003 North American natural gas usage. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. Obligations settled under these contracts totaled $4,866 and related losses were $224 in 2003. Remaining obligations outstanding under these contracts were $1,359 as of December 31, 2003.

The Company entered into similar futures contracts to hedge portions of its natural gas purchases in June 2001 with varying settlement dates through November 2002. Commitments settled under these contracts totaled $1,210 and $1,716 in 2002 and 2001, respectively, and related losses were $264 and $610 in 2002 and 2001, respectively. There were no remaining obligations under these contracts at December 31, 2002.

Gains and losses on commodity futures contracts are recognized each month as gas is used. Remaining obligations are marked to market on a quarterly basis. The Company recorded a loss of $20 at December 31, 2003 related to its natural gas futures contracts.

Natural Gas Commitments—In 2000, the Company entered into fixed rate, fixed quantity contracts to secure a portion of anticipated natural gas usage at certain of the Company’s facilities. The contracts were entered into to partially hedge the Company’s risk associated with natural gas price fluctuations in peak usage months through March 2003. Gas purchases under these contracts totaled $402, $671 and $853 in 2003, 2002 and 2001, respectively. These contracts covered approximately 75% of 2003 and 86% of 2002 natural gas usage during the periods of the contracts at those facilities. The Company had no natural gas commitments outstanding at December 31, 2003. The Company recorded a gain of $16 at December 31, 2002 for the difference between the fair value and carrying value of its remaining natural gas commitments.

17. Fair Value of Financial Instruments

The following table presents the carrying or notional amounts and fair values of the Company’s financial instruments at December 31, 2003 and 2002. The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accruals are considered reasonable estimates of their fair values. The carrying value of the loans payable to affiliates approximates fair values, as management believes the loans bear interest at market interest rates.

The following table includes the carrying and fair values of the Company’s financial instruments.

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives
Liabilities
Debt	$538,133	$503,630	$526,066	$345,048

	Notional Amount	Fair Value Gain (Loss)	Notional Amount	Fair Value (Loss) Gain
Derivatives relating to:
Foreign currency contracts	$44,300	$(323)	$60,079	$(402)
Interest rate swaps	34,000	(483)	—	—
Call options	12,000	(181)	—	—
Put options	12,000	18	—	—
Natural gas futures	1,359	(20)	—	—
Natural gas commitments	—	—	402	16

18. Supplemental Information

	2003	2002	2001
Depreciation	$45,811	$46,392	$53,996
Amortization	1,508	1,555	5,365
Research and Development	17,998	19,879	21,210

19. Segment and Geographic Data

In previous documents filed with the SEC Adjusted EBITDA was the description used in our segment footnote to describe our segment performance measure. For purposes of this document we have described our segment performance measure as “Segment EBITDA.” We intend to use the term Segment EBITDA to measure segment performance in future SEC documents.

The Company consists of three reportable segments: North American Forest Products, North American Performance Resins Group and International. Consolidated results also include Corporate and other and Divested business, which are reported separately. The product lines included in the North American Forest Products segment are formaldehyde and forest product resins. The key business drivers in the North American Forest Products segment are housing starts, furniture demand, panel production capacity and chemical sector operating conditions. The North American Performance Resins Group includes oilfield, foundry and specialty resins. In the North American Performance Resins Group segment, the key business drivers are housing starts, auto builds, active gas drilling rigs and the general industrial sector. The International segment consists of operations in Europe, Latin America and Asia Pacific. Principal countries of operation are the U.K., Brazil, Australia and Malaysia. Product lines include formaldehyde, forest product and performance resins and consumer products. In

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

the International segment, the key business drivers are export levels, panel production capacity, housing starts, furniture demand and the local political environment. Corporate and other represents general and administrative expenses and income and expenses related to liabilities retained from businesses sold in previous years. Divested business includes Melamine, which was impaired in 2001, closed in early 2002 and subsequently sold in 2003. Operating results subsequent to the closure date represent revenue from the sale of inventory.

Operating Segments:

Following is a comparison of net sales; sales by product line; depreciation and amortization; earnings before interest, taxes, depreciation and amortization adjusted for business realignment, impairments, non-operating income (expense) and certain other operating income (expense) items (“Segment EBITDA”); total assets and capital expenditures for the reportable business segments, Corporate and other and Divested business of the Company for the years ended December 31, 2003, 2002 and 2001. Segment EBITDA information is presented with the Company’s segment disclosures because it is the measure used by the Company’s chief operating decision maker to evaluate operating results and allocate capital resources:

Sales to Unaffiliated Customers:

	2003	2002	2001
North American Forest Products	$755,767	$634,619	$656,694
North American Performance Resins	364,347	340,791	409,081
International	314,693	264,541	282,629
Divested business	6	7,934	23,737

Total	$1,434,813	$1,247,885	$1,372,141

Sales by Product Line:

	2003	2002	2001
Forest products resins	$704,930	$598,835	$612,638
Formaldehyde	242,774	185,102	189,111
Specialty resins	226,161	211,233	268,087
Foundry resins	137,481	143,419	140,088
Oilfield products	86,487	60,598	85,224
International consumer products	31,050	34,957	46,252
Melamine	6	7,934	23,737
Other	5,924	5,807	7,004

Total	$1,434,813	$1,247,885	$1,372,141

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Depreciation and Amortization Expense:

	2003	2002	2001
North American Forest Products	$19,953	$19,259	$19,950
North American Performance Resins	10,209	9,929	11,314
International	11,089	10,305	11,766
Corporate and other	6,068	8,454	9,021
Divested business	—	—	7,310

Total	$47,319	$47,947	$59,361

Segment EBITDA:

	2003	2002	2001
North American Forest Products	$92,548	$92,918	$101,655
North American Performance Resins	46,661	45,127	74,321
International	32,250	28,630	17,595
Corporate and other	(43,713)	(44,949)	(54,356)

Total	$127,746	$121,726	$139,215

Total Assets at Year End:

	2003	2002	2001
North American Forest Products	$400,950	$329,574	$319,846
North American Performance Resins	202,482	205,385	211,477
International	252,303	204,777	247,380
Corporate and other	138,131	271,811	329,280
Divested business	—	233	15,295

Total	$993,866	$1,011,780	$1,123,278

Capital Expenditures:

	2003	2002	2001
North American Forest Products	$21,726	$17,322	$9,791
North American Performance Resins	9,830	13,744	11,577
International	8,708	5,691	15,660
Corporate and other	1,556	2,016	5,016
Divested business	—	—	604
Discontinued operations	—	—	4,760

Total	$41,820	$38,773	$47,408

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The Company reports and manages its business through three operating segments which do cross geographic boundaries. The following tables reflect sales and long-lived assets by major geographic area:

Sales to Unaffiliated Customers:(1)

	2003	2002	2001
United States	$901,018	$812,667	$908,427
Canada	219,102	170,677	181,085
United Kingdom	121,893	105,595	114,641
Other International	192,800	158,946	167,988

Total	$1,434,813	$1,247,885	$1,372,141

(1)	For purposes of geographic disclosures, sales are attributed to the country in which individual business locations reside.

Long-Lived Assets:(2)

	2003	2002	2001
United States	$265,963	$277,349	$283,423
Canada	63,109	51,042	60,744
United Kingdom	77,769	76,377	73,460
Other International	42,043	34,970	39,930

Total	$448,884	$439,738	$457,557

(2)	Long-lived assets include property, plant and equipment, net of accumulated depreciation.

Reconciliation of Segment EBITDA to Income (Loss) from Continuing Operations Before Income Tax:

Segment EBITDA:

	2003	2002	2001
North American Forest Products	$92,548	$92,918	$101,655
North American Performance Resins	46,661	45,127	74,321
International	32,250	28,630	17,595
Corporate and other	(43,713)	(44,949)	(54,356)

Reconciliation:

Depreciation and Amortization	(47,319)	(47,947)	(59,361)
Adjustments to Segment EBITDA (described below)	(13,885)	(40,071)	(155,349)
Interest expense	(46,138)	(47,315)	(51,613)
Affiliated interest expense, net	(558)	(1,402)	(11,488)
Other non-operating (expense) income	(1,529)	5,989	(1,841)
Investment write-down and other charges	—	—	(27,000)

Income (loss) from continuing operations before income tax	$18,317	$(9,020)	$(167,437)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Adjustments To Segment EBITDA

The following items are not included in Segment EBITDA reviewed by the Company’s chief operating decision maker to evaluate operating results and allocate capital resources:

Year Ended December 31, 2003	Plant Closure(1)	Severance	Impairment		Other		Total
North American Forest Products	$(932)	$(1,125)	$—		$(90	)(2)	$(2,147)
North American Performance Resins	94	(397)	(1,000	)(3)	—		(1,303)
International	(7,720)	(643)	(2,183	)(4)	11,692	(5)	1,146
Corporate and other	(146)	(4,672)	—		(8,732	)(2)	(13,550)
Divested business(6)	1,716	—	—		253		1,969

Total	$(6,988)	$(6,837)	$(3,183)		$3,123		$(13,885)

(1)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental and other related costs.
(2)	Primarily represents a charge of $5,929 related to tentative legal settlements with BCPM Liquidating and BCP Liquidating (see Note 22) and severance expense included in general and administrative expense, incurred by the Company for positions to be replaced.
(3)	Represents a reduction in estimated net realizable value of a facility held for sale.
(4)	Represents fixed asset and goodwill impairments related to various international locations.
(5)	Represents a gain on the sale of land associated with a closed plant in the U.K.
(6)	Represents gains recognized related to the closure and subsequent sale of Melamine.

Year Ended December 31, 2002	Plant Closure(1)	Severance	Impairment		Other		Total
North American Forest Products	$(1,107)	$(250)	$—		$—		$(1,357)
North American Performance Resins	(1,950)	(102)	(1,040	)(2)	—		(3,092)
International	(2,844)	(795)	(5,275	)(3)	2,465	(4)	(6,449)
Corporate and other	—	(2,118)	—		(19,850	)(5)	(21,968)
Divested business(6)	(6,683)	—	—		(522)		(7,205)

Total	$(12,584)	$(3,265)	$(6,315)		$(17,907)		$(40,071)

(1)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental and other related costs.
(2)	Represents a reduction in estimated net realizable value of a facility held for sale.
(3)	Represents fixed asset impairments at various international manufacturing facilities.
(4)	Represents a gain on the sale of land associated with a closed plant in Spain.
(5)	Primarily represents a pension settlement charge of $13,600, included in general and administrative expense, and an additional management fee of $5,500 related to the wind down of Capital, included in other operating expense.
(6)	Represents expenses incurred related to the closure of Melamine.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Year Ended December 31, 2001	Plant Closure(1)	Severance	Impairment		Other		Total
North American Forest Products	$(6,573)	$(2,080)	$—		$10,507	(2)	$1,854
North American Performance Resins	2,433	(2,632)	(2,885	)(3)	—		(3,084)
International	(20,020)	(179)	—		(2,303	)(4)	(22,502)
Corporate and other	875	(7,691)	—		(37,202	)(5)	(44,018)
Divested business	—	—	(98,163	)(6)	10,564	(7)	(87,599)

Total	$(23,285)	$(12,582)	$(101,048)		$(18,434)		$(155,349)

(1)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental, and other related costs.
(2)	Represents a gain on the sale of land associated with a closed domestic plant.
(3)	Represents a charge related to a plant facility for which construction was discontinued in 2001.
(4)	Represents a loss incurred on the divestiture of the Company’s operations in Ecuador.
(5)	Primarily represents a charge for environmental remediation of $19,028 related to a formerly owned business and a pension settlement charge of $15,813.
(6)	Represents a charge related to the shut-down of Melamine including the write-down of fixed assets ($62,527), spare parts ($2,935) and goodwill ($32,701).
(7)	Represents earnings generated by Melamine, which was closed in 2002.

20. Related Party Transactions

Financing and Investing Arrangements

The Company and HAI had separate borrowing arrangements with Foods, evidenced by demand promissory notes bearing interest at variable rates. These loans are reported as Loans payable to affiliates on the Consolidated Balance Sheets and totaled $18,260 and $84,680 at December 31, 2003 and 2002, respectively. Following the termination of the Company’s uncommitted LOC facility in 2003 (see Note 10), the Company (excluding HAI) is limited to borrowing up to $30,000 from affiliates. Of the total loans outstanding, $12,260 and $84,680 was owed by the Company at each respective year-end. HAI owed $6,000 at December 31, 2003 and had $4,000 available for additional borrowings. Interest rates ranged from 1.0% to 4.75%, and interest expense totaled $558, $1,857 and $9,460 for the years ended December 31, 2003, 2002 and 2001, respectively. In early 2004, the Company entered into a similar borrowing agreement with BWHLLC and cancelled its arrangement with Foods. In early 2004, HAI obtained a $20,000 credit facility with an external bank and terminated its affiliated borrowing arrangement (see Note 10).

The Company holds a $404,817 note receivable ($512,094 including accrued interest) from BHI, which is accounted for as a reduction of equity. The Company accrues interest quarterly on the note receivable in Paid-in capital. Historically, BHI funded the interest due on the note through common dividends received from the Company. However, quarterly interest has not been paid, nor an associated dividend declared, since October 15, 2001. See Note 14.

The Company had a note payable to BCPM for $34,181 that was settled in the first quarter of 2002. The Company accrued $151 and $2,502 of interest expense for the years ended December 31, 2002 and 2001, respectively, related to this note. The Company settled in full this note payable by making cash payments of $31,581 and $2,600 of certain set-offs asserted by the Company against amounts due under this note. BCPM acknowledged the validity and enforceability of the set-offs. The Company waived the right to assert other set-offs, and BCPM and the Company exchanged mutual releases with respect to this note. A committee comprised

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

solely of independent directors of BCPM, represented and advised by separate and independent counsel, reviewed and agreed to the above provisions.

At December 31, 2001, the Company had a $110,000 preferred stock investment in Consumer Adhesives. The preferred stock was redeemed in 2002 for a $110,000 note receivable from Consumer Adhesives which was subsequently sold to BHI for cash proceeds of $110,000 plus accrued interest of $455. In 2003, the Company recognized an income tax charge of $5,925 related to the sale of the note receivable to BHI. Consistent with the gain on the Consumer Adhesives Sale, this income tax charge was recorded in Paid-in capital due to the affiliated nature of the transaction.

As a guarantor of the Company’s debt, Foods received an annual fee from the Company of $1,050 in 2001. Under the terms of the guarantee agreement between Foods and the Company, Foods was automatically released from its obligation to guarantee the payment of the Company’s outstanding publicly-held debt upon Foods being released from its obligation to guarantee the payment of amounts due under the Company’s $250,000 Credit Agreement that expired in 2002.

The Company also had net affiliate interest income relating to other affiliates of $474 for the year ended December 31, 2001.

Administrative Service, Management and Consulting Arrangements

Commencing in 2003, certain management, consulting and board services previously provided to the Company by Capital (see below) were assumed by the Company, while other such services were assumed by KKR. During the year ended December 31, 2003, the Company recorded $3,000 for the fixed fee due to KKR under this arrangement. During the year ended December 31, 2002, the Company recorded $9,000 for the management fee to Capital.

During 2002, Capital provided management, consulting and board services to the Company, and the Company provided certain administrative services to Capital. Capital charged the Company an annual fee of $9,000, payable quarterly in arrears, which represented the net amount of Capital’s services less the Company’s fee for providing administrative services to Capital. During 2002, BHI made a decision to cease the operations of Capital by the end of the first quarter of 2003. This decision resulted in the immediate recognition by Capital of incremental expenses and liabilities related primarily to severance and rent obligations. These incremental expenses are the legal obligation of Capital and will be funded by Capital. The Company’s share of Capital’s incremental costs was $5,500 and was recognized by the Company as an additional management fee in 2002. Since the Company was not responsible for settling these liabilities, the offset to the charge was recorded as a capital contribution of $3,550 (the liability net of tax) to the Company from BHI.

Prior to the Corporate Reorganization in 2001, KKR rendered management, consulting and board services to the Company for an annual fee of $10,000, payable quarterly in arrears. The 2001 fee through the date of the Corporate Reorganization was $9,167. Effective with the Corporate Reorganization, Capital began providing services to the Company, as described above. Charges incurred for these services in 2001, subsequent to the Corporate Reorganization, were $750.

The Company incurred certain costs on Capital’s behalf and was reimbursed by Capital for 100% of these costs. Included in accounts receivable from affiliates at December 31, 2002 was $2,298 for these expenses.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The Company provides administrative services to Foods. Fees received for these services totaled $50, $120 and $1,000 for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, the Company pays certain costs on behalf of Foods and is reimbursed by Foods for 100% of these costs. Included in accounts receivable from affiliates at December 31, 2002 was $1,375 related to these costs.

The Company provides certain administrative services to BWHLLC and other affiliates under a service agreement commencing on January 1, 2003. During the year ended December 31, 2003, the Company charged BWHLLC $540 for such services.

In 2001, the Company rendered management, consulting and financial services to WKI for an annual fee of $2,500 based on WKI reaching certain operating criteria. In addition, WKI also reimbursed the Company for certain expenses paid on its behalf. In November 2001, Capital purchased the management fee receivable of $1,667 from the Company plus receivables for expenses paid on WKI’s behalf in the amount of $1,927. Total fees received under this arrangement were $0 for 2001.

Other Transactions and Arrangements

The Company utilizes Willis Group Holdings, Ltd. (“Willis”), an entity controlled by KKR, as its insurance broker. As of December 31, 2003, and 2002, the Company had paid $429 and $241, respectively, to Willis for their services.

Capital contributions to the Company totaled $26,302, $24,440 and $658,960 for the years ended December 31, 2003, 2002 and 2001, respectively (see Note 14).

The Company and Consumer Adhesives were parties to a tax sharing agreement for periods prior to the Consumer Adhesives Sale. Under this agreement, Consumer Adhesives paid income taxes to the Company as if Consumer Adhesives filed stand-alone Federal and state income tax returns. At December 31, 2002, Consumer Adhesives had no remaining liability to the Company for any unpaid Federal or state income tax.

During 2001, the Company received payment of $11,802 from Foods for its calculated portion of the Company’s net pension liability. In the fourth quarter of 2001, the Company received $12,302 from Foods to assume the liability for payment of claims made under essentially all of Foods’ employee benefit plans.

The Corporate Reorganization included certain financial transactions between the Company and BHI (see Note 3).

21. Guarantees and Indemnifications

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property and (iv) long-term supply agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements and (iv) vendors or customers in long-term supply agreements.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at December 31, 2003.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). With respect to certain of the aforementioned guarantees, the Company has limited reimbursement agreements from affiliates or maintains limited insurance coverage that mitigates potential payments to be made. There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable.

In addition the Company has agreed to indemnify KKR for any claims resulting from its services to the Company and its affiliates. The indemnification does not expire and the Company is not able to determine a maximum exposure under the agreement. However, the Company does have an indemnification agreement from BHI for any amounts that it must pay under the KKR indemnity relating to WKI.

The Company has not entered into any significant agreement subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees

The Company guarantees the bank debt of one of its Brazilian subsidiaries at Banco Itau S.A. up to a maximum U.S. equivalent of $6,700. In addition, the Company guarantees the open payables of certain subsidiaries related to the purchase of raw materials.

In connection with the conversion of the $34,000 Parish of Ascension IRBs to a fixed rate, the Company’s Canadian and U.K. subsidiaries have guaranteed the Company’s IRBs.

Contingent Purchase Consideration

The Fentak acquisition agreement includes a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. Maximum annual payments are AU$600 for the period 2004-2006.

In connection with the acquisition of assets from SEACO, the Company agreed to pay a royalty fee to the seller based on sales levels to existing regular customers of the business as of the closing date. To the extent that annual sales exceed targeted levels, the Company is obligated to pay up to $300 per year, for a five-year period.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

22. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal and state level and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience, the Company has recorded liabilities, relating to 55 locations, of approximately $38,600 and $44,000 at December 31, 2003 and 2002, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $24,200 to $73,600, in the aggregate, at December 31, 2003. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The Company has not taken into consideration insurance coverage or any anticipated recoveries from other third parties in determining the liability or range of possible outcomes. The Company’s current insurance coverage provides very limited, if any, coverage for environmental matters.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions:

BCP Geismar Site—The Company formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest and the general partner interest, which were held by its subsidiary, BCPM. The Company also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

A groundwater pump and treat system for the removal of contaminants is operational, and preliminary natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

The Company has recorded a liability of approximately $21,600 and $25,300 at December 31, 2003 and 2002, respectively, related to the BCP Geismar site. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with this site may fall within a range of $13,500 to $33,100, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and estimability of remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $33,400 over thirty years.

Following are expected payments for each of the next five years, and a reconciliation of the expected aggregate payments to the liability reflected at December 31, 2003:

2004	$2,500
2005	1,100
2006	1,700
2007	1,500
2008	700
Remaining aggregate payments	25,900

Total undiscounted liability	33,400
Less: discount to net present value	(11,800)

Liability per Consolidated Balance Sheet	$21,600

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 25 sites in which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or similar state “superfund” laws. The Company has recorded liabilities of approximately $7,600 and $7,000 at December 31, 2003 and 2002, respectively, related to these sites. The Company anticipates approximately half of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and therefore, has little control over the costs and timing of cash flows. At 16 sites, the Company’s share is less than 1%. At the remaining 9 sites, the Company has a share of up to 8.8% of the total liability which accounts for $6,400 and $5,700 of the total amount reserved for superfund / offsite landfill sites at December 31, 2003 and 2002, respectively. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may be as low as $4,700 or as high as $15,600, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used and the amount of time necessary to accomplish remediation.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Sites Under Current Ownership—The Company is conducting environmental remediation at 7 locations currently owned by the Company, of which 4 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $5,200 and $4,700 at December 31, 2003 and 2002, respectively, for remediation and restoration liabilities at these locations. The Company anticipates approximately $3,100 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Approximately $3,500 of these reserves is included in the Company’s business realignment reserve, as the environmental clean up is being handled in conjunction with planned closure of the location (see Note 6). Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $3,500 to $13,500, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 10 locations formerly owned by the Company. The Company has accrued approximately $2,400 and $5,300 at December 31, 2003 and 2002, respectively, for remediation and restoration liabilities at these locations. The Company anticipates cash outflows of approximately $2,000 within the next three years, with the remainder occurring over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1,700 to $9,100, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 11 sites that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1,800 and $1,700 at December 31, 2003 and 2002, respectively, related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $800 and $2,300, in the aggregate. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

From the late 1960’s until 1980, the Company operated a phosphate processing site on leased property in Manatee County, Florida. In 1980, the Company sold these operations. The Company and another former owner have each received a demand for $112 from the U.S. Environmental Protection Agency relating to oversight costs incurred when the site was abandoned by its current owner, and the Company is disputing the charge. The Company is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on the site. At this time, although it is reasonably possible some costs could be incurred related to this site, the Company has inadequate information to enable it to estimate a potential range of liability relating to this site.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Non-Environmental Legal Matters

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Imperial Home Décor Group—In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financed by Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of the Company, was acquired by Blackstone and subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). Blackstone provided $84,500 in equity, and Chase provided $295,000 in senior financing. The Company received approximately $309,000 in cash and 11% of IHDG common stock for its interest in BDPH at the closing of the merger. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U. S. Bankruptcy Code. The IHDG Litigation Trust (the “Trust”) was created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against the Company and certain of its affiliates seeking to have the IHDG recapitalization transaction voided as a fraudulent conveyance and asking for a judgment to be entered against the Company for $314,400 plus interest, costs and attorney fees. Discovery is proceeding in the case with a cut-off currently scheduled for November 2004. The parties are discussing alternatives to litigation.

The Company has accrued legal expenses for scheduled depositions related to this matter. To the extent that additional depositions or legal work is required, legal defense costs will increase. The Company has not recorded a liability for any potential losses because a loss is not considered probable based on current information. The Company believes it has strong defenses to the Trust’s allegations and intends to defend the case vigorously if a satisfactory alternative to litigation is not reached. While it is reasonably possible the resolution of this matter may result in a loss to the Company, due to the many variables involved, management is not able to estimate the range of possible outcomes at this time.

Subsidiary Bankruptcy—The Company’s former subsidiary, BCPM, filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware on March 22, 2002. BCPM served as the general partner and held a 1% interest in BCPOLP, which was created in November 1987 and operated as a commodity chemicals producer. On April 3, 2001, BCPOLP filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. On February 5, 2003, the U.S. Bankruptcy Court approved a Joint Plan of Liquidation for BCPOLP and BCPM which provided for the transfer of the remaining assets of both entities, including preference, avoidance and other claims against third parties (including the Company) to separate liquidating entities for liquidation and distribution to their creditors. The transfer of the remaining assets of both entities to the liquidating agents was effective March 13, 2003. The Company’s ownership interest in BCPM was extinguished, and no distributions from BCPM to the Company are anticipated.

On March 19, 2004, BCPM Liquidating LLC (“BCPM Liquidating”), the successor in interest to BCPM, and the Company reached a tentative agreement providing for the settlement of all claims for a payment by the Company of $6,000. The Company has entered into an Agreement with BCPM Liquidating extending the period within which either party may file claims against the other until May 14, 2004, during which period the terms of the settlement agreement will be finalized and submitted to the bankruptcy court for approval.

In addition, on March 19, 2004, the Company and BCP Liquidating LLC (“BCP Liquidating”), the successor in interest to BCP, also reached a tentative agreement providing for the settlement of all claims for

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

a payment by the Company of $1,050. The Company has entered into an Agreement with BCP Liquidating extending the period within which either party may file claims against the other until June 15, 2004, during which period the terms of the settlement agreement will be finalized and submitted to the bankruptcy court for approval.

The Company recorded expense of $5,929 in other operating expense at December 31, 2003 relating to these settlements. No assurance can be given that these settlements will be finalized and approved, and absent such approval, these and other claims could be filed against the Company.

Brazil Tax Claim—In 1992, the State of Sao Paolo Tax Bureau issued an assessment against the Company’s primary Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment in the amount of R$52,000, or approximately US$18,000, including tax, penalties, monetary correction and interest. In September 2002, the subsidiary filed a second appeal with the highest level administrative court, again seeking cancellation of the assessment. The Company believes it has a strong defense against the assessment and will pursue the appeal vigorously; however, no assurance can be given that the assessment will not be upheld. At this time the Company does not believe a loss is probable; therefore, only related legal fees have been accrued. Reasonably possible losses to the Company on the resolution of this matter range from zero to $18,000.

HAI Grand Jury Investigation—HAI, a joint venture in which the Company has a 75% interest, received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a Foundry Resins Grand Jury investigation. HAI has provided documentation in response to the subpoena, is cooperating with the Department of Justice and has heard nothing further.

In addition to this discussion of specific non-environmental legal matters, the Company is involved in various product liability, commercial and employment litigation and other legal proceedings which are considered to be in the ordinary course of the Company’s business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. As a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including the Company. The Company does not believe it has a material asbestos exposure and believes it has adequate reserves and insurance. The Company has reserved approximately $24,000 and $10,800 at December 31, 2003 and 2002, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

23. Quarterly Financial Data (Unaudited)

The following represents Quarterly Financial Data for the Company:

2003 Quarters	First	Second	Third	Fourth
Net sales	$349,288	$370,763	$358,281	$356,481
Gross margin	65,834	72,749	74,390	73,321
Business realignment expense (income) & impairments	1,296	125	(8,806)	12,133
(Loss) income from continuing operations	(3,405)	20,150	11,053	(4,822)
Net (loss) income	(3,405)	20,150	11,053	(4,822)
Net (loss) income applicable to common stock	(3,405)	20,150	11,053	(4,822)

Basic and diluted, per share of common stock:
(Loss) income from continuing operations	$(0.02)	$0.10	$0.06	$(0.02)
Net (loss) income applicable to common stock—basic and dilutive	$(0.02)	$0.10	$0.06	$(0.02)
Average number of common shares outstanding—basic	199,315	199,308	199,308	199,308
Average number of common shares outstanding—dilutive	199,315	199,906	200,122	199,308

2002 Quarters	First(1)	Second	Third	Fourth
Net sales	$296,091	$309,567	$327,187	$315,040
Gross margin	73,620	73,177	69,854	62,577
Business realignment expense and impairments	4,659	5,401	2,082	7,557
(Loss) income from continuing operations	(1,887)	2,698	3,234	(10,803)
Net (loss) income	(31,712)	2,698	3,234	(10,803)
Net (loss) income applicable to common stock	(31,712)	2,698	3,234	(10,803)

Basic and diluted, per share of common stock:
(Loss) income from continuing operations	$(0.01)	$0.01	$0.02	$(0.05)
Net (loss) income applicable to common stock—basic and dilutive	$(0.16)	$0.01	$0.02	$(0.05)
Average number of common shares outstanding—basic	199,158	199,361	199,416	199,385
Average number of common shares outstanding—dilutive	199,158	199,927	200,358	199,385

(1)	As described in Note 6, the Company recorded an impairment charge of $29,825 in the first quarter to write-off the carrying amount of its European business unit’s goodwill as of January 1, 2002. There was no tax benefit recognized in conjunction with the impairment charge.

24. Subsequent Events

Sale of the Business and Pending Capital Market Transaction

On July 5, 2004 an affiliate of Apollo Management LP (“Apollo”) entered into a stock purchase agreement with BWHLLC, BHI, the Company and certain members of Company’s management. Pursuant to this agreement, Apollo will acquire (the “Acquisition”) all of the outstanding capital stock of BHI, and all of the outstanding capital stock of the Company not otherwise owned by BHI will be redeemed. Completion of the Acquisition is subject to customary closing conditions. The Company and BHI will continue to operate independently until those conditions are satisfied and closing occurs.

The Acquisition, and the payment of estimated transaction fees and expenses will be financed with the net proceeds of a $475 million second-priority senior secured private debt offering by certain subsidiaries of the

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Company (the “Notes”) and certain equity contributions from Apollo. The Company may refinance certain existing debt with a portion of this funding. The Acquisition is expected to be completed in the third quarter of 2004. The closing of the Notes is conditioned upon the closing of the Acquisition.

The Notes will be guaranteed by the Company and certain of its existing and future domestic restricted subsidiaries (the “Guarantors”). The Notes and the related guarantees will be senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets.

Supplemental financial information for the Company and the combined non-guarantor subsidiaries and the combined subsidiary guarantors for the Notes are presented below:

YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical, Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$859,411	$—	$688,688	$(113,286)	$1,434,813
Cost of goods sold	696,078	—	565,727	(113,286)	1,148,519

Gross margin	163,333	—	122,961	—	286,294

Distribution expense	40,903	—	25,480	—	66,383
Marketing expense	20,845	—	21,553	—	42,398
General & administrative expense	54,262	273	45,486	—	100,021
Business realignment expense (income) and impairments	5,644	—	(896)	—	4,748
Other operating expense (income)	8,328	(20)	(2,106)	—	6,202

Operating income (loss)	33,351	(253)	33,444	—	66,542

Interest expense	44,825	—	1,313	—	46,138
Affiliated interest expense, net	394	—	164	—	558
Intercompany interest expense (income)	107,452	(108,273)	821	—	—
Intercompany royalty expense (income)	19,193	(19,193)	—	—	—
Equity in (earnings) losses of subsidiaries, net	(164,062)	(2,453)	—	166,515	—
Other non-operating expense (income)	8,038	105	(6,614)	—	1,529

Income before income tax	17,511	129,561	37,760	(166,515)	18,317
Income tax (benefit) expense	(5,465)	—	806	—	(4,659)

Net income	$22,976	$129,561	$36,954	$(166,515)	$22,976

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

YEAR ENDED DECEMBER 31, 2002

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$740,703	$—	$604,214	$(97,032)	$1,247,885
Cost of goods sold	578,907	—	486,782	(97,032)	968,657

Gross margin	161,796	—	117,432	—	279,228

Distribution expense	38,223	—	23,704	—	61,927
Marketing expense	21,535	—	20,968	—	42,503
General & administrative expense	60,500	233	48,504	—	109,237
Business realignment expense and impairments	5,316	—	14,383	—	19,699
Other operating expense (income)	15,983	(6)	(3,823)	—	12,154

Operating income (loss)	20,239	(227)	13,696	—	33,708

Interest expense	46,220	—	1,095	—	47,315
Affiliated interest expense, net	1,402	—	—	—	1,402
Intercompany interest expense (income)	143,639	(144,977)	1,338	—	—
Intercompany royalty expense (income)	16,976	(16,976)	—	—	—
Equity in (earnings) losses of subsidiaries, net	(102,441)	(1,396)	—	103,837	—
Other non-operating expense (income)	(9,871)	23	3,859	—	(5,989)

(Loss) income before income tax	(75,686)	163,099	7,404	(103,837)	(9,020)
Income tax (benefit) expense	(39,103)	—	36,841	—	(2,262)

(Loss) income before cumulative effect of change in accounting principle	(36,583)	163,099	(29,437)	(103,837)	(6,758)

Cumulative effect of change in accounting principle	—	—	(29,825)	—	(29,825)

Net (loss) income	$(36,583)	$163,099	$(59,262)	$(103,837)	$(36,583)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

YEAR ENDED DECEMBER 31, 2001

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$823,436	—	$609,991	$(61,286)	$1,372,141
Cost of goods sold	619,162	—	502,766	(61,286)	1,060,642

Gross margin	204,274	—	107,225	—	311,499

Distribution expense .	38,617	—	25,312	—	63,929
Marketing expense	22,501	—	19,545	—	42,046
General & administrative expense	61,933	$213	65,821	—	127,967
(Gain) loss on sale of assets	(3,925)	—	153	—	(3,772)
Loss on divestiture of business	2,303	—	—	—	2,303
Business realignment expense and impairments	5,743	—	120,665	—	126,408
Other operating expense	19,490	416	8,207	—	28,113

Operating income (loss)	57,612	(629)	(132,478)	—	(75,495)

Interest expense	50,515	—	1,098	—	51,613
Affiliated interest expense, net	11,020	(3,281)	3,749	—	11,488
Intercompany interest expense (income)	283,398	(278,371)	(5,027)	—	—
Affiliate royalty expense (income)	22,681	(19,557)	(3,124)	—	—
Other non-operating expense	1,170	671	—	—	1,841
Equity in (earnings) losses of investees, net	(191,374)	787	—	190,587	—
Investment write-downs	27,000	—	—	—	27,000

Income (loss) from continuing operations before income tax	(146,798)	299,122	(129,174)	(190,587)	(167,437)

Income tax benefit	(21,998)	—	(8,835)		(30,833)

Income (loss) from continuing operations	(124,800)	299,122	(120,339)	(190,587)	(136,604)

Income from discontinued operations, net of tax	—	—	11,804		11,804

Net income (loss)	(124,800)	299,122	(108,535)	(190,587)	(124,800)
Preferred stock dividends	(61,846)	—	—	—	(61,846)

Net income (loss) applicable to common stock	$(186,646)	$299,122	$(108,535)	$(190,587)	$(186,646)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2003

CONDENSED CONSOLIDATING BALANCE SHEET

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$1,370	$151	$26,641	$—	$28,162
Accounts receivable	85,524	67	110,502	—	196,093
Inventories:
Finished and in-process goods	25,173	—	17,119	—	42,292
Raw materials and supplies	22,395	—	16,424	—	38,819
Deferred income taxes	26,744	—	341	—	27,085
Other current assets	10,102	73	3,730	—	13,905

	171,308	291	174,757	—	346,356

Other Assets
Investment in subsidiaries	6,315,510	16,610	—	(6,332,120)	—
Loans receivable from affiliates	—	6,037,074	—	(6,037,074)	—
Deferred income taxes	105,682	—	7,752	—	113,434
Other assets	14,410	—	7,315	—	21,725

	6,435,602	6,053,684	15,067	(12,369,194)	135,159

Property and Equipment
Land	24,389	—	8,196	—	32,585
Buildings	67,365	—	36,409	—	103,774
Machinery and equipment	407,587	480	283,182	—	691,249

	499,341	480	327,787	—	827,608
Less accumulated depreciation	(244,120)	(355)	(134,249)	—	(378,724)

	255,221	125	193,538	—	448,884

Goodwill	36,593	—	20,923	—	57,516
Other intangible assets	4,822	—	1,129	—	5,951

Total Assets	$6,903,546	$6,054,100	$405,414	$(12,369,194)	$993,866

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2003

CONDENSED CONSOLIDATING BALANCE SHEET—(Continued)

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND SHAREHOLDER’S DEFICIT
Current Liabilities
Accounts and drafts payable	$63,707	$12	$63,455	$—	$127,174
Accounts payable to affiliate	(8,582)	(6,877)	15,459	—	—
Debt payable within one year	2,548	—	5,619	—	8,167
Loans payable to affiliates	12,260	—	6,000	—	18,260
Income taxes payable	32,533		2,444	—	34,977
Interest payable	12,339		185	—	12,524
Other current liabilities	55,514	349	15,683	—	71,546

	170,319	(6,516)	108,845	—	272,648

Other Liabilities
Long-term debt	520,877	—	9,089	—	529,966
Long-term loans payable to affiliates	6,032,348	—	4,726	(6,037,074)	—
Non-pension postemployment benefit obligations	127,768	—	955	—	128,723
Long-term pension obligations	65,647	—	1,009	—	66,656
Other long-term liabilities	82,780	—	9,286	—	92,066

	6,829,420	—	25,065	(6,037,074)	817,411

Shareholder’s (Deficit) Equity	(96,193)	$6,060,616	271,504	(6,332,120)	(96,193)

Total Liabilities & Shareholder’s (Deficit) Equity	$6,903,546	$6,054,100	$405,414	$(12,369,194)	$993,866

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2002

CONDENSED CONSOLIDATING BALANCE SHEET

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$1,838	$116	$12,786	—	$14,740
Restricted cash	67,049	—	—	—	67,049
Accounts receivable	81,120	121	89,581	—	170,822
Accounts receivable from affiliates	5,822	18	—	—	5,840
Inventories:
Finished and in-process goods	28,895	—	16,283	—	45,178
Raw materials and supplies	23,002	—	18,077	—	41,079
Deferred income taxes	27,074	—	1,795	—	28,869
Other current assets	9,261	28	3,943	—	13,232

	244,061	283	142,465	—	386,809

Investments and Other Assets
Investment in subsidiaries	6,089,381	16,115	—	$(6,105,496)	—
Deferred income taxes	95,226	—	23,142	—	118,368
Loans and interest receivable from affiliates	—	5,919,997	11,279	(5,931,276)	—
Other assets	14,844	—	4,771	—	19,615

	6,199,451	5,936,112	39,192	(12,036,772)	137,983

Property and Equipment
Land	24,872	—	7,092	—	31,964
Buildings	67,866	—	30,447	—	98,313
Machinery and equipment	407,284	555	241,943	—	649,782

	500,022	555	279,482	—	780,059
Less accumulated depreciation	(234,584)	(255)	(105,482)	—	(340,321)

	265,438	300	174,000	—	439,738

Goodwill	32,525	—	7,115	—	39,640
Other intangible assets	6,006	—	1,604	—	7,610

Total Assets	$6,747,481	$5,936,695	$364,376	$(12,036,772)	$1,011,780

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2002

CONDENSED CONSOLIDATING BALANCE SHEET—(Continued)

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$64,919	$94	$48,536	$—	$113,549
Accounts payable to affiliate	(13,225)	(7,920)	21,145	—	—
Debt payable within one year	821	—	1,958	—	2,779
Loans payable to affiliates	84,680	—	—	—	84,680
Income taxes payable	40,054	—	15,910	—	55,964
Interest payable	12,136	—	—	—	12,136
Other current liabilities	56,157	1,075	21,725	—	78,957

	245,542	(6,751)	109,274	—	348,065

Other Liabilities
Long-term debt	521,916	—	1,371	—	523,287
Long-term loans payable to affiliates	5,862,264	—	69,012	(5,931,276)	—
Non-pension postemployment benefit obligations	144,652	—	732	—	145,384
Long-term pension obligation	68,752	—	1,464	—	70,216
Other long-term liabilities	65,248	107	20,366	—	85,721

	6,662,832	107	92,945	(5,931,276)	824,608

Shareholders’ Equity (Deficit)	(160,893)	5,943,339	162,157	(6,105,496)	(160,893)

Total Liabilities and Shareholders’ Equity (Deficit)	$6,747,481	$5,936,695	$364,376	$(12,036,772)	$1,011,780

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

FOR THE YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net loss	$22,976	$129,561	$36,954	$(166,515)	$22,976
Adjustments to reconcile net income to net cash from (used in) operating activities:
Non-cash affiliated interest(1)	107,837	(107,837)	—	—	—
Equity in earnings of subsidiaries	(166,515)	—	—	166,515	—
Non-cash allocation of corporate expenses	(16,150)	—	16,150	—	—
Depreciation and amortization	29,789	—	17,530	—	47,319
Deferred tax provision	2,588	—	3,635	—	6,223
Business realignment expense (income) and impairments	5,644	—	(896)	—	4,748
(Gain) loss on the sale of assets	(1,061)	—	315	—	(746)
Deferred compensation expense	1,191	—	—	—	1,191
Other non-cash adjustments	727	—	343	—	1,070
Net change in assets and liabilities:
Accounts receivable	4,562	—	(7,779)	—	(3,217)
Inventories	4,490	—	6,241	—	10,731
Accounts and drafts payable	(2,886)	—	5,378	—	2,492
Income taxes	(12,993)	—	(17,298)	—	(30,291)
Other assets	(4,207)	(1,245)	9,033	—	3,581
Other liabilities	9,822	896	(44,855)	—	(34,137)

	(14,186)	21,375	24,751	—	31,940

Cash Flows (used in) from Investing Activities
Capital expenditures	(24,922)	—	(16,898)	—	(41,820)
Purchase of business	(3,140)	—	(11,551)	—	(14,691)
Proceeds from the sale of assets	6,613	—	7,584	—	14,197

	(21,449)	—	(20,865)	—	(42,314)

Cash flows from (used in) Financing Activities
Net short-term debt borrowings	1,727	—	3,661	—	5,388
Borrowings of long-term debt	207	—	7,718	—	7,925
Repayments of long-term debt	(1,246)	—	—	—	(1,246)
Affiliated loan repayments	(53,584)	(9,340)	(3,496)	—	(66,420)
Decrease in restricted cash	67,049	—	—	—	67,049
Dividends received (paid)	12,000	(12,000)	—	—	—
Capital contribution from affiliates	9,300	—	—	—	9,300
Repurchases, net of sale, of common stock (from) to management	(286)	—	—	—	(286)

	35,167	(21,340)	7,883	—	21,710

Effect of exchange rates on cash	—	—	2,086	—	2,086

Increase (decrease) in cash and equivalents	(468)	35	13,855	—	13,422
Cash and equivalents at beginning of year	1,838	116	12,786	—	14,740

Cash and equivalents at end of year	$1,370	$151	$26,641	$—	$28,162

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

FOR THE YEAR ENDED DECEMBER 31, 2002

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical, Inc.	Combined Subsidiary Guarantor	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$(36,583)	$163,099	$(59,262)	$(103,837)	$(36,583)
Adjustments to reconcile net (loss) income to net cash (used in) from operating activities:
Non-cash affiliated interest (1)	144,340	(144,340)	—	—	—
Equity in earnings of subsidiaries	(103,837)	—	—	103,837	—
Non-cash allocation of corporate expenses	(16,182)	—	16,182	—	—
Depreciation and amortization	31,034	—	16,913	—	47,947
Deferred tax provision	15,132	—	891	—	16,023
Business realignment expense and impairments	5,316	—	14,383	—	19,699
Loss on the sale of assets	217	—	65	—	282
Deferred compensation expense	892	—	—	—	892
Cumulative effect of change in accounting principle	—	—	29,825	—	29,825
Other non-cash adjustments	(867)	—	45	—	(822)
Net change in assets and liabilities:
Accounts receivable	(15,812)	—	3,216	—	(12,596)
Inventories	(2,466)	—	5,018	—	2,552
Accounts and drafts payable	(30,360)	—	22,057	—	(8,303)
Income taxes	(15,220)	—	(6,560)	—	(21,780)
Other assets	14,239	(2,466)	(14,344)	—	(2,571)
Other liabilities	1,721	743	(25,733)	—	(23,269)

	(8,436)	17,036	2,696	—	11,296

Cash Flows (used in) from Investing Activities
Capital expenditures	(29,229)	—	(9,544)	—	(38,773)
Proceeds from the sale of businesses	7,135	—	3,102	—	10,237
Proceeds from the sale of assets	110,000	—	—	—	110,000

	87,906	—	(6,442)	—	81,464

Cash Flows (used in) from Financing Activities
Net short-term debt borrowings (repayments)	(579)	—	1,834	—	1,255
Repayments of long-term debt	(8,769)	—	(1,995)	—	(10,764)
Affiliated loans (repayments) borrowings	23,070	(16,940)	—	—	6,130
Increase in restricted cash	(66,165)	—	—	—	(66,165)
Payment of note payable to unconsolidated subsidiary	(31,581)	—	—	—	(31,581)
Repurchases, net of sale, of common stock (from) to management	(591)	—	—	—	(591)

	(84,615)	(16,940)	(161)	—	(101,716)
Effect of exchange rates on cash	—	—	(936)	—	(936)

Increase (decrease) in cash and equivalents	(5,145)	96	(4,843)	—	(9,892)
Cash and equivalents at beginning of year	6,983	20	17,629	—	24,632

Cash and equivalents at end of year	$1,838	$116	$12,786	$—	$14,740

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

FOR THE YEAR ENDED DECEMBER 31, 2001

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$(124,800)	$299,122	$(108,535)	$(190,587)	$(124,800)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Non-cash affiliated interest(1)	278,209	(278,209)	—	—	—
Equity in earnings of subsidiaries	(190,587)	—	—	190,587	—
Depreciation and amortization	26,846	—	32,515	—	59,361
Deferred Tax (Benefit) Expense	(25,982)	—	99	—	(25,883)
Business Realignment Expense and Impairments	5,743	—	120,665	—	126,408
(Gain) loss on the sale of assets	(3,925)	—	153	—	(3,772)
Loss on divestiture of businesses	2,303	—	—	—	2,303
Investment write-downs and other charges	27,000	—	—	—	27,000
Other non-cash adjustments	2,992	—	71	—	3,063
Net change in assets and liabilities
Accounts receivable	31,285	—	413	—	31,698
Inventories	11,312	—	3,367	—	14,679
Accounts and drafts payable	(220)	—	(20,010)	—	(20,230)
Income Taxes	39,176	—	4,954	—	44,130
Other Assets	6,207	2,532	(81,127)	—	(72,388)
Other Liabilities	(8,705)	(5,917)	48,173	—	33,551

	76,854	17,528	738	—	95,120

Cash Flows (used in) from Investing Activities
Capital Expenditures	(22,897)	—	(24,511)	—	(47,408)
Proceeds from the sale of businesses	90,665	—	6,312	—	96,977
Proceeds from the sale of assets	109,603	48,285	3,000	—	160,888
Other, net	524	—	—	—	524

	177,895	48,285	(15,199)	—	210,981

Cash flows from (used in) Financing Activities
Net short-term debt repayments	(21,670)	—	(20,093)	—	(41,763)
Net Borrowings of long-term debt	2,074	—	1,326	—	3,400
Affiliated loans (repayments/loans) borrowings/receipts	(187,465)	(52,274)	27,307	—	(212,432)
Decrease (increase) in restricted cash	(884)	—	—	—	(884)
Interest received from parent	48,578	—	—	—	48,578
Common stock dividends paid	(35,019)	(13,559)	—	—	(48,578)
Preferred stock dividends paid	(73,724)	—	—	—	(73,724)
Capital contribution from affiliates	17,000	—	—	—	17,000

	(251,110)	(65,833)	8,540	—	(308,403)

Increase (decrease) in cash and equivalents	$3,639	$(20)	$(5,921)	—	$(2,302)
Cash and equivalents at beginning of year	3,344	40	23,550	—	26,934

Cash and equivalents at end of year	$6,983	$20	$17,629	—	$24,632

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Deferred Tax Valuation Allowance

In connection with the expected sale of BHI, the Company has recorded a non-cash charge of $137,110 to income tax expense in the second quarter of 2004 to increase the valuation reserves related to the Company’s net domestic deferred tax asset.

As a result of the expected sale of the Company, certain limitations will be placed on the utilization of the attributes under U.S. tax law, and the new financing discussed in Note 1 will limit the Company’s flexibility with respect to prior tax planning strategies. As a result, the Company no longer believes that utilization of the net domestic deferred tax asset is more likely than not to occur.

The Company’s remaining net deferred tax liability of $32,014 is reflected in the Consolidated Balance Sheet at June 30, 2004 as a current deferred asset of $23,476 and a long-term deferred tax asset of $2,320, offset by a current deferred tax liability of $3,960 included in other current liabilities and long-term deferred tax liability of $53,850 included in Other long-term liabilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Borden Chemical, Inc.:

We have audited the consolidated balance sheet of Borden Chemical, Inc. (a wholly owned subsidiary of BHI Acquisition Corp., which is a majority owned subsidiary of BHI Investment, LLC) and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of operations and comprehensive loss, shareholder’s deficit, and cash flows for the period from August 12, 2004 to December 31, 2004. Such financial statements are not presented separately herein. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borden Chemical, Inc. and subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the period from August 12, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 20, the accompanying balance sheet has been restated.

DELOITTE & TOUCHE LLP

Columbus, Ohio

April 24, 2005, except for the effects of

    Notes 20 and 21, as to which the dates are

    April 27, 2005 and August 18, 2005, respectively

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Borden Chemical, Inc.:

We have audited the accompanying consolidated / combined balance sheets of Borden Chemical Canada, Inc. (a wholly owned subsidiary of Borden Chemical, Inc.) and affiliates (the “Company”) as of December 31, 2004 and 2003, and the related consolidated / combined statements of operations and comprehensive (loss) income, shareholder’s (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated / combined financial statements present fairly, in all material respects, the financial position of Borden Chemical Canada, Inc. and affiliates at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated / combined financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Columbus, Ohio

March 24, 2005, except for the effects of

    Note 18, as to which the date is August 18, 2005

CONSOLIDATED / COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

	Year ended December 31,
	2004	2003	2002
	(In thousands)
Net sales	$637,078	$533,098	$435,715
Cost of goods sold	524,932	438,384	346,434

Gross margin	112,146	94,714	89,281

Distribution expense	24,832	20,845	19,169
Marketing expense	15,369	13,726	11,670
General & administrative expense	32,221	26,562	30,748
Transaction related costs	20,052	—	—
Business realignment expense (income) and impairments	2,915	(4,568)	4,255
Other operating income	(1,586)	(2,239)	(3,581)

Operating income	18,343	40,388	27,020

Interest expense	2,148	1,635	1,090
Affiliated interest expense	12,321	2,755	3,423
Other non-operating expense (income)	1,918	369	(702)

Income before income taxes and cumulative effect of change in accounting principle	1,956	35,629	23,209
Income tax expense (benefit)	23,440	(839)	8,667

(Loss) income before cumulative effect of change in accounting principle	(21,484)	36,468	14,542
Cumulative effect of change in accounting principle	—	—	(27,533)

Net (loss) income	$(21,484)	$36,468	$(12,991)

Comprehensive (loss) income	$(27,938)	$59,433	$(35,171)

See Notes to Consolidated / Combined Financial Statements

CONSOLIDATED / COMBINED BALANCE SHEETS

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

	December 31,	December 31,
	2004	2003
	(In thousands)
ASSETS
Current Assets
Cash and equivalents	$57,829	$22,588
Accounts receivable (less allowance for doubtful accounts of $3,110 in 2004 and $3,372 in 2003)	105,078	90,798
Inventories:
Finished and in-process goods	17,694	12,950
Raw materials and supplies	22,014	14,067
Other current assets	3,742	3,338

	206,357	143,741

Other Assets
Deferred income taxes	6,835	5,732
Other assets	12,729	5,482

	19,564	11,214

Property and Equipment
Land	7,254	6,605
Buildings	33,405	31,980
Machinery and equipment	294,634	263,580

	335,293	302,165
Less accumulated depreciation	(138,549)	(119,252)

	196,744	182,913
Goodwill	10,467	15,331
Other Intangibles	4,868	—

Total Assets	$438,000	$353,199

See Notes to Consolidated / Combined Financial Statements

CONSOLIDATED / COMBINED BALANCE SHEETS

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

	December 31, 2004	December 31, 2003
	(In thousands, except share data)
LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$89,707	$55,003
Accounts payable to affiliates	5,330	2,540
Income taxes payable	2,728	6,062
Debt payable within one year	7,997	5,616
Loans due to affiliates	27	46,399
Affiliated interest payable	11,002	268
Other current liabilities	21,334	17,996

	138,125	133,884

Other Liabilities
Long-term debt	7,234	9,089
Affiliated long-term debt	285,142	4,279
Deferred income taxes	25,312	7,737
Affiliated royalties	8,138	7,626
Other long-term liabilities	6,328	6,474

	332,154	35,205

Commitments and Contingencies (See Notes 8 and 11)
Shareholder’s (Deficit) Equity
Common stock – no par value: authorized shares unlimited, issued and outstanding 489,866 shares in 2004 and 2003	3,148	3,148
Paid-in-capital	568	133
Shareholder’s investment of combined subsidiaries	979	95,851
Accumulated other comprehensive loss	(57,389)	(50,935)
Retained earnings	20,415	135,913

	(32,279)	184,110

Total Liabilities and Shareholder’s (Deficit) Equity	$438,000	$353,199

See Notes to Consolidated / Combined Financial Statements

CONSOLIDATED / COMBINED STATEMENTS OF CASH FLOWS

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

	Year ended December 31,
	2004	2003	2002
	(In thousands)
Cash Flows from (used in) Operating Activities
Net (loss) income	$(21,484)	$36,468	$(12,991)
Adjustments to reconcile net (loss) income to net cash from (used in) operating activities
Cumulative effect of change in accounting principle	—	—	27,533
Allocations of corporate overhead	33,946	12,707	11,797
Deferred tax provision	15,746	1,492	3,779
Depreciation and amortization	17,784	15,625	14,501
Business realignment expense (income) and impairments	2,915	(4,568)	4,255
Other non-cash adjustments	1,973	696	263
Net change in assets and liabilities:
Accounts receivable	(8,018)	(5,778)	(3,226)
Inventories	(10,102)	5,177	(6,949)
Accounts and drafts payable	31,714	4,420	1,279
Income taxes	(9,102)	(16,142)	10,204
Other assets	1,184	2,228	(5,829)
Other liabilities	(391)	(16,192)	(30,642)

	56,165	36,133	13,974

Cash Flows (used in) from Investing Activities
Capital expenditures	(18,775)	(16,122)	(7,177)
Purchase of business	—	(11,551)	—
Liquidating dividend from investment	—	1,029	—
Proceeds from the sale of assets	8,473	7,084	—

	(10,302)	(19,560)	(7,177)

Cash Flows from (used in) Financing Activities
Net short-term debt borrowings	2,219	2,195	697
Borrowings of long-term debt	222	9,316	106
Repayments of long-term debt	(2,400)	(765)	(161)
Affiliated loan (repayments) borrowings, net	(13,337)	(15,586)	(7,217)
Common stock dividends paid	(681)	(1,750)	(2,810)

	(13,977)	(6,590)	(9,385)

Effect of exchange rates on cash	3,355	2,386	(922)

Increase (decrease) in cash and equivalents	$35,241	$12,369	$(3,510)
Cash and equivalents at beginning of year	22,588	10,219	13,729

Cash and equivalents at end of year	$57,829	$22,588	$10,219

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$1,794	$819	$149
Income taxes, net	16,796	14,981	5,024
Non-cash activity:
Affiliate note issued to purchase businesses, net of note payable to parent acquired of $37,849 (see Notes 1 and 9)	222,151	—	—
Distribution to parent – acquisition of subsidiaries previously combined (see Note 1)	(222,151)	—	—
Capital contributions from parent (see Note 15)	435	52,227	—

See Notes to Consolidated / Combined Financial Statements

CONSOLIDATED / COMBINED STATEMENTS OF SHAREHOLDER’S (DEFICIT) EQUITY BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

	Common Stock	Paid-in Capital	Shareholder’s Investment	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(In thousands)
Balance, December 31, 2001	$3,148	$—	$19,253	$(51,720)	$116,996	$87,677
Net loss	—	—	—	—	(12,991)	(12,991)
Translation adjustments	—	—	—	(21,616)	—	(21,616)
Minimum pension liability adjustment (net of $304 tax)	—	—	—	(564)	—	(564)

Comprehensive loss						(35,171)

Common stock dividends paid	—	—	—	—	(2,810)	(2,810)
Allocations of corporate overhead	—	—	11,797	—	—	11,797

Balance, December 31, 2002	3,148	—	31,050	(73,900)	101,195	61,493

Net income	—	—	—	—	36,468	36,468
Translation adjustments	—	—	—	23,567	—	23,567
Minimum pension liability adjustment (net of $324 tax)	—	—	—	(602)	—	(602)

Comprehensive income						59,433

Capital contributions from parent (See Note 15)	—	133	52,094	—	—	52,227
Common stock dividends paid	—	—	—	—	(1,750)	(1,750)
Allocations of corporate overhead	—	—	12,707	—	—	12,707

Balance, December 31, 2003	3,148	133	95,851	(50,935)	135,913	184,110

Net loss	—	—	—	—	(21,484)	(21,484)
Translation adjustments	—	—	—	(6,072)	—	(6,072)
Minimum pension liability adjustment (net of $206 tax)	—	—	—	(382)	—	(382)

Comprehensive loss						(27,938)

Distribution to parent—acquisition of subsidiaries previously combined (See Note 1)	—	—	(128,818)	—	(93,333)	(222,151)
Capital contribution from parent (See Note 15)	—	435	—	—	—	435
Common stock dividends paid	—	—	—	—	(681)	(681)
Allocations of corporate overhead	—	—	33,946	—	—	33,946

Balance, December 31, 2004	$3,148	$568	$979	$(57,389)	$20,415	$(32,279)

See Notes to Consolidated / Combined Financial Statements

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS

(In thousands)

1. Background and Basis of Presentation

Borden Chemical Canada, Inc. (“BCCI”) and its subsidiaries (collectively, “the Companies”) are engaged in the manufacture and distribution of forest products and industrial resins, formaldehyde and other specialty and industrial chemicals. At December 31, 2004, the Companies’ operations included 18 manufacturing facilities in Canada, Brazil, Australia, Malaysia, the Netherlands and the United Kingdom (the “U.K.”). BCCI is owned 100% by Borden Chemical, Inc. (“BCI”).

On August 12, 2004, BHI Investment, LLC (“LLC”), an affiliate of Apollo Management, L.P. (“Apollo”), acquired all of the outstanding capital stock of Borden Holdings, Inc. (“BHI”), at that time, the parent company of BCI, for total consideration of approximately $1.2 billion, including assumption of debt (“the Acquisition”). Immediately following the Acquisition, LLC reorganized the existing corporate structure of BCI such that BCI became directly owned by BHI Acquisition Corporation, a subsidiary of LLC. In addition, BCCI acquired most of BCI’s foreign subsidiaries for a note payable of CDN$342,800, or $260,000 at August 12, 2004 (see Note 9). As the reorganization is between related parties and BCI elected not to apply push-down accounting relating to the Acquisition, BCCI’s basis in the acquired subsidiaries is BCI’s historical cost basis. As a result, BCCI’s net purchase price of the assets acquired of $222,151 is reflected in Shareholder’s (Deficit) Equity as a distribution to parent.

The Acquisition was financed through a private debt offering issued by two newly formed, wholly owned subsidiaries of BCI, which is guaranteed by BCI and certain of its domestic subsidiaries (the “Guarantors”), and with certain equity contributions from Apollo and management of BCI. The private debt offerings and related guarantees are senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets, including the stock of BCCI.

In accordance with Rule 3-16 of Regulation S-X under the Securities Act of 1933, BCI is required to file the annual financial statements of BCCI and subsidiaries with the U.S. Securities and Exchange Commission as if the Companies were a registrant. The financial statements for the Companies, which are consolidated from the date of the Acquisition, are presented on a combined basis for periods prior to the Acquisition and the related reorganization.

BCI incurs various costs, including corporate and administrative expenses, on behalf of the Companies; the allocation of these costs is reflected in these financial statements. See Note 5.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Companies, as summarized below, are in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation/Combination—The accompanying consolidated / combined financial statements include the accounts of the following entities, all of which are under the common control and management of BCI:

Borden Chemical Canada Inc.

BCHP, LLC, parent of Borden Chemical Panama Holdings, SA (“Borden Panama”) and subsidiaries

Borden Chemical Australia Pty. Ltd. (“Borden Australia”) and subsidiaries

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

Borden International Holdings Ltd. (“Borden U.K.”) and subsidiaries

Borden Lux, LLC

Borden Luxembourg, SARL

National Borden Chemical Germany GmbH

Subsequent to the Acquisition, BCCI wholly owns 100% of these entities with the exception of a 34% interest in Borden Chemical (M) Sdn. Bhd. (“Borden Malaysia”), a subsidiary of Borden Panama, which is owned by BCI. The accounts of Borden Malaysia are included within the financial statements presented herein. Intercompany transactions and balances have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, legal liabilities, pension and postretirement assets and liabilities, deferred taxes and valuation allowances and related party transactions. Actual results could differ from estimated amounts.

Cash and Equivalents—The Companies consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Included in the Companies’ cash and equivalents are interest-bearing time deposits of $22,125 and $5,056 at December 31, 2004 and 2003, respectively.

Inventories—Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment—Land, buildings and machinery and equipment are carried at cost. Depreciation is recorded on the straight-line basis by charges to expense at rates based on estimated useful lives of properties (average rates for buildings 3%; machinery and equipment 7%). Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of non-affiliated businesses acquired is carried as Goodwill on the Consolidated / Combined Balance Sheets. As of January 1, 2002, the Companies no longer amortize goodwill. Certain trademarks, patents and other intangible assets used in the operations of the business are carried as Other Intangibles on the Consolidated / Combined Balance Sheets. These intangible assets are amortized on a straight-line basis over the shorter of the legal or useful lives of the asset which range from 8 to 10 years. Certain trademarks and patents used in operations are owned by BCI and are used on a royalty-free basis by the Companies. See Note 6.

Impairment—As events warrant, but at least annually, the Companies evaluate the recoverability of long-lived assets by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

The Companies perform an annual impairment test for goodwill. See Note 6.

Deferred Expenses—Deferred financing costs are classified as Other assets on the balance sheets and are amortized over the lives of the related debt or credit facility using the straight-line method since no installment

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

payments are required. Upon retirement of any of the related debt, a proportional share of debt issuance costs is expensed. At December 31, 2004 and 2003, the unamortized balance was $1,826 and $206, respectively.

General Insurance—The Companies are generally self-insured for losses and liabilities relating to workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability. The Companies maintain insurance policies for certain items exceeding deductible limits. The Companies are covered by certain policies, primarily excess liability coverage, maintained by BCI and are allocated a share of these premiums (see Note 5). Losses are accrued for the estimated aggregate liability for claims using certain actuarial assumptions followed in the insurance industry and the Companies’ experience.

Legal Costs—Legal costs are accrued in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount being accrued. The amount accrued includes all costs associated with a claim, including settlements, assessments, judgments, fines and legal fees.

Revenue Recognition—Revenue for product sales, net of allowances, is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Companies’ products are sold FOB (“free on board”) shipping point. Other terms include sales where risk and title passes upon delivery (FOB destination point). In situations where our product is delivered by pipeline, risk and title transfers when our product moves across an agreed transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Companies’ standard terms of delivery are included in their contracts of sale and invoices.

Shipping and Handling—The Companies record freight billed to customers in net sales. Shipping costs are incurred to move products from production and storage facilities to the customers. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. The Companies incurred shipping costs of $24,832 in 2004, $20,845 in 2003 and $19,169 in 2002. These costs are classified as Distribution expense in the Consolidated / Combined Statements of Operations. Due to the nature of the Companies’ business, handling costs incurred prior to shipment are not significant.

Research and Development Costs—Funds are committed to research and development for technical improvement of products that are expected to contribute to operating profits in future years. All costs associated with research and development are charged to expense as incurred. Research and development costs were $3,669, $3,514 and $3,914 for 2004, 2003 and 2002, respectively.

Advertising Costs—The Companies charge advertising costs to expense as incurred. Advertising costs were $64, $114 and $1,286 for 2004, 2003 and 2002, respectively.

Foreign Currency Translations—Although the functional currency of BCCI is the Canadian dollar, the accompanying financial statements are presented in the reporting currency of BCCI’s parent, BCI. Accordingly, assets and liabilities of the Companies are translated into BCI’s reporting currency, the U.S. dollar, at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. The effect of translation is accounted for as an adjustment to Shareholder’s (deficit) equity and is included in Accumulated other comprehensive loss.

The Companies incurred realized and unrealized net foreign transaction (losses) gains aggregating $(210) in 2004, $139 in 2003 and $1,281 in 2002.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

Income Taxes—The Companies file individual tax returns in their respective countries. Income tax expense is based on reported results of operations before income taxes using the prevailing rates for each tax jurisdiction. Deferred income taxes represent the tax effect of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For purposes of these financial statements, the international subsidiaries are treated as foreign subsidiaries of a domestic parent, BCCI, for all periods presented. Reconciliations of tax rates are calculated at the statutory Canadian tax rates.

Derivative Financial Instruments—The Companies do not hold or issue derivative financial instruments for trading purposes. The Companies are parties to foreign currency forward contracts and options to reduce the Companies’ cash flow exposure to changes in foreign exchange rates. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Companies’ underlying rights or obligations. See Note 7.

Stock-Based Compensation—The Companies account for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123.” Pro forma net (loss) income under SFAS No. 148 was not materially different from Net (loss) income for the years ended December 31, 2004, 2003 and 2002.

Concentrations of Credit Risk—Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of cash and accounts receivable. The Companies place cash with high quality institutions and, by policy, limit the amount of credit exposure to any one institution. Approximately $18,300 of the Companies’ cash is invested in a guaranteed investment certificate with the remaining cash being held primarily in six financial institutions. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Companies’ customer base and their dispersion across many different industries and geographies. The Companies generally do not require collateral or other security to support customer receivables.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs.” The statement amends Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Companies’ financial condition or results of operations.

In December 2004, the FASB revised its SFAS No. 123 (“SFAS No. 123R”), “Accounting for Stock Based Compensation.” The revision establishes standards for the accounting of transactions in which an entity

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements of the Companies issued for the first annual reporting period beginning after December 15, 2005, with early adoption encouraged. The Companies are evaluating the impact that this statement will have on their financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29.” APB Opinion No. 29, “Accounting For Nonmonetary Transactions,” is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. This statement is effective for non-monetary asset exchanges beginning December 4, 2005, and is not expected to have any impact on the Companies’ financial condition or results of operations.

3. Acquisitions

Pending Acquisition

On October 6, 2004, BCI entered into a share purchase agreement with RÜTGERS AG and RÜTGERS Bakelite Projekt GmbH (collectively, the “Sellers”). Pursuant to the terms of the share purchase agreement, BCI agreed to purchase from the Sellers all outstanding shares of capital stock of Bakelite Aktiengesellschaft (“Bakelite”) for a net purchase price ranging from approximately €175 million to €200 million, subject to certain adjustments. Based in Iserlohn-Letmathe, Germany, Bakelite is a leading source of phenolic and epoxy thermosetting resins and molding compounds with 13 manufacturing facilities and 1,700 employees in Europe and Asia.

The share purchase agreement contains customary representations, warranties and covenants, including non-compete, non-solicitation and confidentiality agreements by the Sellers. The Sellers have also agreed, subject to various provisions set forth in the share purchase agreement, to indemnify BCI for breaches of the representations and warranties contained in the share purchase agreement and in connection with various tax, environmental, certain pension and other matters. Until the closing date, the Sellers have agreed to operate the business of Bakelite in the ordinary course. Completion of the share purchase is subject to regulatory and other customary closing conditions. Bakelite will be structured as a subsidiary of BCCI. BCCI intends to finance this transaction through a combination of available cash and debt financing. There is no material relationship between BCCI or its affiliates and any of the Sellers other than in respect of the share purchase agreement.

2003 Acquisition

In November 2003, Borden Australia acquired Fentak Pty. Ltd. (“Fentak”), an international manufacturer of specialty chemical products for engineered wood, laminating and paper impregnation markets, for cash of $11,551 and additional deferred payments of approximately $3,050. The Fentak acquisition has been accounted for using the purchase method of accounting. Accordingly, results of operations of the acquired entity have been included from the date of acquisition. The pro forma effects of the acquisition are not material.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

At the time of the Fentak acquisition in 2003, the Companies recorded goodwill totaling $14,387. In 2004, purchase accounting adjustments in the amount of $5,480 were made to allocate amounts originally recorded as goodwill to other intangible assets. Separately identifiable intangible assets included customer lists, proprietary technology and trade names.

4. Business Realignment

In 2003, BCI initiated a program of plant consolidations and other business realignment initiatives (the “2003 program”), which include initiatives impacting the Companies. These initiatives are focused on improving the efficiency of both manufacturing and administrative functions and are designed to focus resources on core operational strengths. The associated business realignment charges consist primarily of employee severance, plant consolidation and environmental remediation costs and asset write-offs.

In addition to the 2003 program, the Companies have realignment activities relating to programs initiated in prior years (the “prior years’ programs”), primarily related to plant consolidations and reorganization of certain administrative functions. The following is a brief overview of significant business realignment activities relating to the Companies.

Year Ended December 31, 2004

During 2004, the Companies recorded net business realignment and impairment expense of $2,915, consisting of plant closure costs (which included asset write-down and environmental remediation costs) and other severance and employee costs of $2,701 and non-cash impairment charges of $214.

Plant Closure Costs

Expenses during 2004 for plant closures of $2,303 relate primarily to environmental remediation and other closure costs for previously closed sites in Brazil ($1,399) and the U.K. ($994) partially offset by favorable adjustments to other plant closure costs at various sites of $90.

Other Severance Costs

Business realignment expense includes additional net severance costs incurred during 2004 totaling $398 primarily related to prior year programs.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

Asset Impairment

The Companies recorded an impairment charge of $214 in 2004 to adjust the carrying value of a U.K. plant site that is held for sale to its expected sales price less costs of disposal.

Following is a rollforward of the Companies’ business realignment reserves for 2004:

	Reserves 12/31/03	2004 Expense	2004 Settlements/ Payments	Reserves 12/31/04
Plant closure costs
Prior years’ programs	$4,487	$2,345	$(3,226)	$3,606
2003 program	43	(42)	(1)	—
Other severance costs
Prior years’ programs	19	371	(390)	—
2003 program	—	27	(27)	—

Total reserve activity	$4,549	$2,701	$(3,644)	$3,606

Year Ended December 31, 2003

During 2003, the Companies recorded net business realignment and impairment income of $4,568, consisting of gains on the sale of assets of $12,260, offset by plant closure costs (which included asset impairment and environmental remediation costs) and other severance and employee costs of $5,698 and other non-cash asset impairment charges of $1,994.

Plant Closure Costs

Plant closure costs in 2003 include $3,508 for prior years’ programs and $1,994 for the 2003 program. Costs relating to prior years’ programs include environmental remediation of approximately $800 for closed plants in Latin America and other plant closure costs of approximately $2,708. The $1,994 of charges for the 2003 program primarily relate to costs associated with a plant consolidation program in Canada. Manufacturing was transitioned from the North Bay, Ontario plant to another facility; the North Bay site was idled as of the end of 2003, resulting in asset impairment charges of $1,430. The remaining charges pertain to plants in Brazil and the U.K. The impairment charges represent the excess of the carrying value of assets over the undiscounted cash flows expected to result from the eventual disposition of the North Bay site.

Gain on the Sale of Assets

In 2003, Borden U.K. sold land associated with a closed plant for a gain of $12,260. This gain was recorded as business realignment income because the facility was closed in conjunction with prior years’ programs.

Asset Impairment

Borden Malaysia recorded a goodwill impairment of $762 as a result of the annual impairment analysis conducted at year-end (see Note 6). In addition, the Companies recorded impairment charges of $1,232 pertaining to a plant in the U.K. that was held for sale. The amount of the impairment was based on expected proceeds from a sale in negotiation.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

Following is a rollforward of the Companies’ business realignment reserves for 2003:

	Reserves 12/31/02	2003 Expense	2003 Settlements/ Payments	Reserves 12/31/03
Plant closure costs
Prior years’ programs	$6,289	$3,508	$(5,310)	$4,487
2003 program	—	1,994	(1,951)	43
Other severance costs
Prior years’ programs	551	47	(579)	19
2003 program	—	149	(149)	—

Total reserve activity	$6,840	$5,698	$(7,989)	$4,549

Year Ended December 31, 2002

During 2002, the Companies recorded net business realignment expense of $4,255, consisting of plant closure costs of $3,558 and other severance and employee costs of $697.

Plant Closure Costs

Plant closure costs in 2002 of $3,558 consisted of plant demolition, employee severance and other related costs of $2,459 and a $1,099 increase to the reserve for revised estimates of environmental clean-up and demolition for several locations closed in previous years.

Other Severance Costs

Other severance costs primarily pertains to administrative reductions in Brazil and the U.K.

Following is a rollforward of the Companies’ business realignment reserve activity for 2002:

	Reserves 12/31/01	2002 Expense	2002 Settlements/ Payments	Reserves 12/31/02
Plant closure costs	$9,238	$3,558	$(6,507)	$6,289
Other severance costs	70	697	(216)	551

Total reserve activity	$9,308	$4,255	$(6,723)	$6,840

5. Related Party Transactions

BCI incurs various administrative and operating costs on behalf of the Companies that are reimbursed by the Companies. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Companies generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs are included within General & administrative expense and Cost of goods sold and were $6,965, $8,424 and $9,092 in 2004, 2003 and 2002, respectively. In addition, BCI maintains certain insurance policies, primarily excess liability coverage, that benefit the Companies. Amounts pertaining to these policies and allocated to the Companies based upon sales were $1,803, $1,847 and $1,285 in 2004, 2003 and 2002, respectively.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

The Companies sell finished goods and certain raw materials to BCI and some of its subsidiaries. Total sales were $28,847, $24,934 and $24,698, in 2004, 2003 and 2002, respectively. In addition, the Companies purchase raw materials and finished goods from BCI and some of its subsidiaries, which totaled $10,685, $8,063 and $8,654, in 2004, 2003 and 2002, respectively. These sales and purchases are priced similarly to prices charged to outside customers.

Total accounts payable, net of receivables, relating to these intercompany transactions was $5,330 and $2,540 at December 31, 2004 and 2003, respectively.

In addition to direct charges, BCI provides certain administrative services that are not reimbursed by the Companies. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Companies on the basis of Net sales. Management believes that the amounts allocated in such a manner are reasonable and consistent and are necessary in order to properly depict the consolidated / combined statements of financial position, operations and cash flows of the Companies on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Companies had operated independently. This expense is included in General & administrative expense with the offsetting credit recorded in Shareholder’s (deficit) equity. There is no income tax provided on these amounts as they are not deductible.

The following table summarizes these allocations for the years ended December 31:

	2004	2003	2002
Executive Group	$4,343	$4,136	$5,767
General Counsel	2,559	2,990	2,243
Health, Safety and Environmental Services	686	553	543
Finance	6,306	5,028	3,244

	$13,894	$12,707	$11,797

In addition to the BCI administrative services costs, the Companies have been allocated a share of the transaction costs associated with the Acquisition totaling $20,052. The allocation of these costs was made on the basis of Net sales. The offsetting credit relating to this allocation is included in Shareholder’s (deficit) equity.

BCCI, Borden U.K. and a subsidiary of Borden U.K. jointly and severally guarantee BCI’s $34,000 Parish of Ascension Industrial Revenue Bonds. BCCI guarantees the full amount, and Borden U.K. and its subsidiary each guarantee up to $30,000 of this debt. BCI pays these companies a guarantor fee totaling $75 annually.

Prior to 2001, the Companies incurred royalties for the use in operations of certain trademarks and patents owned by BCI. At December 31, 2004 and 2003, the Companies had amounts due to BCI under these arrangements of $8,138 and $7,626, respectively. These amounts are included within Affiliated royalties and are classified as long-term due to restrictions on the ability to repay.

BCCI and Borden Panama held a 12.6% interest in BCI’s Spanish subsidiary, Quimica Borden Espana S.A. (“Borden Espana”). Borden Espana filed for liquidation prior to 2000, and paid a liquidating dividend to the Companies in 2003. The liquidation of Borden Espana was completed in the third quarter of 2004.

See Note 9 for a description of the Companies’ affiliated financing activities.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

6. Goodwill and Intangible Assets

At December 31, 2004 and 2003, management performed the annual goodwill impairment test. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” management identified the appropriate reporting units and identified the assets and liabilities (including goodwill) of the reporting units. They determined estimated fair values of the reporting units and assessed whether the estimated fair value of each reporting unit was more or less than the carrying amount of the assets and liabilities assigned to the units.

Valuations were performed using a standard methodology based largely on comparable company analysis. Comparable company analysis ascribes a value to an entity by comparing certain operating metrics of the entity to those of a set of comparable companies in the same industry. Using this method, market multiples and ratios based on operating, financial and stock market performance are compared across different companies and to the entity being valued. Management employed a comparable analysis technique commonly used in the investment banking and private equity industries to estimate the values of its reporting units—the EBITDA (earnings before interest, taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of an EBITDA multiple derived from this process applied to an appropriate historical EBITDA amount. At December 31, 2004, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned to the units.

At December 31, 2003, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities, except for Borden Malaysia. Based on the excess of the carrying value over the estimated fair value of Borden Malaysia, the Companies recorded a goodwill impairment charge of $762 due to a decline in operating performance that represented 100% of the unit’s recorded goodwill balance. This impairment charge is reflected in the 2003 Combined Statement of Operations as Business realignment expense (income) and impairments.

Upon the adoption of SFAS No. 142, on January 1, 2002, fair values of the Companies’ reporting units as of December 31, 2001 were determined by employing a methodology similar to that described above. As a result of the initial test, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned, except for Borden U.K. Based on the excess of the carrying value over the estimated fair value of Borden U.K., the Companies recorded a goodwill impairment charge of $27,533 that represented 100% of the December 31, 2001 carrying amount. This impairment charge is reported as Cumulative effect of change in accounting principle in the 2002 Combined Statement of Operations.

The following table provides a comparison of 2004, 2003 and 2002 as if the new accounting principle were applied for all years:

	Year Ended December 31,
	2004	2003	2002
Reported net (loss) income	$(21,484)	$36,468	$(12,991)
Add back cumulative effect of change in accounting principle	—	—	27,533

Adjusted net (loss) income before cumulative effect of change in accounting principle	$(21,484)	$36,468	$14,542

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

Total
Goodwill balance at December 31, 2002	$1,523
Acquisitions	14,387
Impairment	(762)
Foreign currency translation	183

Goodwill balance at December 31, 2003	15,331
Purchase accounting adjustments	(5,480)
Foreign currency translation	616

Goodwill balance at December 31, 2004	$10,467

Intangible assets consist of the following:

	At December 31, 2004
	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Customer relationships	$2,547	$298
Patents and technologies	2,154	314
Trademarks	779	—

	$5,480	$612

The impact of foreign currency translation adjustments is included in accumulated amortization.

Total intangible amortization expense for the year ended December 31, 2004 was $612. Estimated annual intangible amortization expense for 2005 through 2009 is $579 per year.

7. Financial Instruments

The following table presents the carrying or notional amounts and fair values of the Companies’ financial instruments at December 31, 2004 and 2003. The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

The carrying amounts of cash and equivalents, accounts receivable, accounts payable, affiliated royalties and other liabilities are considered reasonable estimates of their fair values.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

The following table includes the carrying and fair values of the Companies’ financial instruments.

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives

Liabilities
Debt	$15,231	$15,231	$14,876	$14,901
Affiliated debt	285,169	285,169	50,678	50,678

	Notional Average Amount	Fair Value Gain (Loss)	Notional Average Amount	Fair Value Gain (Loss)
Derivatives relating to:
Foreign currency contracts to sell British Pounds	$41,577	$521	$—	$—
Call options sold	36,000	(1,547)	12,000	(181)
Put options purchased	36,000	114	12,000	18

At December 31, 2004, the Companies had derivative losses of $1,547 classified as Other current liabilities and derivative gains of $635 classified as Other assets. At December 31, 2003, the Companies had derivative losses of $181 classified as Other current liabilities and derivative gains of $18 classified as Other assets.

Gains and losses arising from contracts are recognized on a quarterly basis through the Consolidated / Combined Statement of Operations (see Note 2). The Companies do not hold or issue derivative financial instruments for trading purposes.

At December 31, 2004, the Companies had a foreign currency exchange forward contract outstanding with a notional value of $41,577. At December 31, 2004, the Companies’ forward position of $41,577 was to sell British Pounds for Canadian Dollars at a rate of 2.3255. The unsecured contract matures within 31 days and is placed with a financial institution with investment grade credit ratings. The Companies are exposed to credit loss in the event of non-performance by the other party to the contract. The Companies evaluate the credit worthiness of the counterparty’s financial condition and does not expect default by the counterparty. At December 31, 2004, the Companies recorded an unrealized gain of $521 related to this contract.

At December 31, 2004 and 2003, respectively, the Companies had put options totaling $36,000 and $12,000, respectively, to buy U.S. Dollars with Canadian Dollars. The 2004 options have an average maturity of 183 days and a contract rate of 1.3200. The 2003 options had average maturities of 47 days and a contract rate of 1.3600. At December 31, 2004 and 2003, the Companies recorded gains of $114 and $18, respectively, related to these options. During 2004, the Companies also recorded gains of $69 related to put options that were exercised in 2004.

The Companies are also a party to call options held by financial institutions totaling $36,000 and $12,000 at December 31, 2004 and 2003, respectively, to sell Canadian Dollars for U.S. Dollars. The 2004 options have an average maturity of 183 days and a contract rate of 1.2300. The 2003 options had average maturities of 47 days and an average contract rate of 1.3068. At December 31, 2004 and 2003, the Companies recorded a loss of $1,547 and $181, respectively, related to these options.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

8. Debt and Lease Obligations

BCI entered into a three-year asset based revolving credit facility in the third quarter of 2002 (the “Credit Facility”), which provides for a maximum aggregate borrowing of $175,000 for the Companies, including letters of credit (“LOC”). BCI amended this Credit Facility (the “Amended Credit Facility”) on August 12, 2004 as part of the Acquisition. The Amended Credit Facility is a five-year asset based revolving credit facility with the same borrowing capacity as the Credit Facility.

The Amended Credit Facility is secured with inventory and accounts receivable in the United States, Canada and the U.K., a portion of property and equipment in Canada and the U.K. and the stock of certain U.S. subsidiaries. At December 31, 2004, the net book value of the collateral securing the Amended Credit Facility was approximately $266,000 excluding the pledged subsidiary stock, of which, approximately $117,000 represents assets of the Companies and approximately $149,000 represents assets of BCI. The maximum borrowing allowable under the Amended Credit Facility is calculated monthly (quarterly if availability is greater than $100,000), and is based upon specific percentages of eligible accounts receivable, inventory and fixed assets. The Amended Credit Facility contains restrictions on dividends, capital expenditures and payment of management fees. It also includes a minimum trailing twelve-month fixed charge coverage ratio requirement of 1.1 to 1.0 if aggregate availability is less than $50,000. As of December 31, 2004, the maximum borrowing allowable under the Amended Credit Facility for BCCI and Borden U.K. was $68,421, of which $68,403, net of LOCs, was unused and available. Based upon the aggregate availability at December 31, 2004, BCI had no fixed charge coverage ratio requirements.

Under the terms of the Amended Credit Facility, BCCI and Borden U.K. have the ability to borrow funds at either the prime rate plus an applicable margin (“the prime rate option”) or at LIBOR plus an applicable margin. The option must be designated at the time of the borrowing. The applicable margin for any prime rate borrowing is 50 basis points and for any LIBOR borrowing is 200 basis points. As of December 31, 2004, the Companies had no borrowings outstanding under the prime rate option. For LOCs issued under the Amended Credit Facility, the Companies pay a per annum fee equal to the LIBOR applicable margin, or 2.00%, plus a fronting fee of .125%. In addition, BCI and the Companies pay a .375% per annum fee on the amount of the revolving loan commitment less any borrowings or outstanding LOCs. The Companies incurred commitment fees of $332, $335 and $92 in 2004, 2003 and 2002, respectively, related to the Amended Credit Facility.

Borden Australia entered into a five-year secured credit facility in the fourth quarter of 2003 (the “Australian Facility”), which provided for a maximum borrowing of AUD$19,900, or approximately $15,500. At December 31, 2004, outstanding debt under this facility was $11,295, of which $6,557 is classified as long-term. In addition, there was $3,334 of short-term debt outstanding under the facility. The Australian Facility provided the funding for the Fentak acquisition made in the fourth quarter of 2003 (see Note 3) and is secured by liens against substantially all of the assets of the Australian business, including the stock of Australian subsidiaries. At December 31, 2004, the net book value of the collateral securing this facility was approximately $29,700. In addition, BCCI has pledged the stock of Borden Australia as collateral for borrowings under this facility. This facility includes a fixed rate facility used for the acquisition, as well as a revolver. At December 31, 2004, $7,961 was outstanding under the fixed rate facility at an interest rate of 6.4%. The Australian Facility contains restrictions relative to Borden Australia on the payment of dividends, the sale of assets and additional borrowings. The Australian Facility also contains financial covenants applying to Borden Australia and its subsidiaries including current ratio, interest coverage, debt service coverage and leverage. The fixed portion of the Australian Facility requires minimum quarterly principal reductions totaling AUD$450 (approximately $350). The Australian facility requires semi-annual principal reductions based on a portion of excess cash as defined in the agreement. There were no repayments made under this provision during 2004. As of December 31,

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

2004, the maximum borrowing allowable under the Australian Facility was AUD$18,100 (approximately $14,100), of which about AUD$3,600 (approximately $2,800), after outstanding LOCs and other draws, was unused and available. . The Companies incurred commitment fees of $173 in 2004 related to the Australian Facility.

Additional international credit facilities provide availability totaling approximately $26,100. Of this amount, approximately $12,200 (net of approximately $3,900 of borrowings, LOCs and other guarantees of approximately $4,600 and $5,400 of other draws) was available to fund working capital needs and capital expenditures at December 31, 2004. These credit facilities have various expiration dates ranging from 2006 through 2008. Of the total $3,935 of outstanding debt at December 31, 2004, $677 is classified as long-term. Average interest rates on the outstanding debt were 14.0% and 14.8% at December 31, 2004 and 2003, respectively. While these facilities are primarily unsecured, portions of the lines are secured by equipment with a net book value of approximately $750 at December 31, 2004. BCI guarantees up to $6,700 of the debt of a Brazilian subsidiary included in these facilities.

Aggregate maturities of total non-affiliated debt and minimum annual rentals under operating leases at December 31, 2004, for the Companies are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2005	$7,997	$2,175
2006	1,991	1,704
2007	1,489	1,453
2008	3,754	1,277
2009	—	1,202
2010 and beyond	—	1,637

	$15,231	$9,448

Rental expense amounted to $2,139, $1,998 and $1,927 in 2004, 2003 and 2002, respectively.

9. Loans Due To Affiliates

To finance the acquisition of the subsidiaries from BCI, BCCI assumed a fixed rate note of CDN$342,836, or approximately $285,000 at December 31, 2004, with Borden Nova Scotia Finance ULC, a subsidiary of BCI. The note has an interest rate of 10% and becomes due July 15, 2014. BCCI recorded interest expense of $10,641 during 2004, and the December 31, 2004 balance sheet includes $11,000 of interest payable. In tandem with the issuance of this note, BCI entered into a common share forward subscription agreement with BCCI requiring BCI to subscribe to shares of BCCI stock at CDN$845 per share at the principal repayment date for the loan.

In conjunction with the Acquisition, a demand note payable by Borden U.K. to BCI was contributed by BCI to a newly formed subsidiary, Borden Lux, LLC. Borden Lux, LLC was subsequently acquired by BCCI in the Acquisition, therefore the loan and related interest is eliminated subsequent to August 12, 2004. In December 2003, BCI made a capital contribution to Borden U.K. in the amount of $49,087 reducing the outstanding loan payable. This portion of the loan was non-interest bearing during 2002. At December 31, 2003, $44,608 was outstanding at an interest rate of 6.6%. This amount is classified as current due to the note being a demand instrument. Interest expense to BCI totaled $1,538, $2,100 and $2,196, for the years ended December 31, 2004, 2003 and 2002, respectively.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

In addition, Borden U.K. had demand notes, denominated in Euros, with BCI’s French subsidiary, Borden Chimie S.A. Amounts outstanding under the loans totaled $0 and $1,764 at December 31, 2004 and 2003, respectively. The interest rate at December 31, 2003 was 4.2%. Interest expense to Borden Chimie S.A. totaled $16, $59 and $10 for the years ended December 31, 2004, 2003 and 2002, respectively.

Borden U.K. also had a loan from Borden Espana with an outstanding balance of $7,958 at December 31, 2002, which was repaid during 2003. The loan, which was denominated in GBP, bore an interest rate of 4.5%. Interest expense to Borden Espana totaled $84 and $355 for the years ended December 31, 2003 and 2002, respectively.

Borden Quimica Industria E Comercio Ltda. (“Brazil Quimica”), a subsidiary of Borden Panama, maintained a demand note from BCI with a fixed interest rate of 8% and an installment loan from BCI with a fixed interest rate of 6%. Amounts outstanding under the demand note totaled $0 and $4,000 at December 31, 2004 and 2003, respectively, and were classified as long-term in 2003, due to local restrictions on the ability to repay without obtaining governmental approval. Amounts outstanding under the installment loan totaled $279 and $306 at December 31, 2004 and 2003. Brazil Quimica makes annual payments on the installment loan of $27 with a final balloon payment due in 2013. Interest expense on these notes totaled $126, $512 and $811 for the years ended December 31, 2004, 2003 and 2002, respectively.

Borden Panama had a borrowing arrangement with BCI during 2002, which was terminated. Interest expense accrued under this arrangement totaled $51 for 2002.

10. Guarantees, Indemnities and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Companies enter into numerous agreements that contain standard guarantees and indemnities whereby third parties are indemnified for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property and (iv) long-term supply agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements and (iv) vendors or customers in long-term supply agreements.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Companies may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Companies, but simply serve to protect the buyer from potential liability associated with its existing obligations at the time of sale. As with any liability, the Companies have accrued for those pre-closing obligations that are considered probable and reasonably estimable. Such amounts are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations).

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

With respect to certain of the aforementioned guarantees, the Companies maintain limited insurance coverage that mitigates any potential payments to be made. There are no specific limitations on the maximum potential amount of future payments that the Companies could be required to make under these guarantees, nor are the Companies able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable.

The Companies have not entered into any significant agreement subsequent to January 1, 2003 that would require them, as guarantors, to recognize a liability for the fair value of obligations they have undertaken in issuing the guarantee.

Related Party Guarantees

BCCI and certain subsidiaries of Borden U.K. have guaranteed BCI’s $34,000 Parish of Ascension Industrial Revenue Bonds.

Warranties

The Companies do not make express warranties on its products, other than that they comply with their defined specifications; therefore, no warranty liability has been recorded. Adjustments for product quality claims are not material and are charged against sales revenues.

11. Commitments and Contingencies

Environmental Matters

Because the operations of the Companies involve the use, handling, processing, storage, transportation and disposal of hazardous materials, it is subject to extensive environmental regulation and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Companies’ business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience, the Companies have recorded liabilities, relating to seven locations, of approximately $4,200 and $4,800 at December 31, 2004 and 2003, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Companies believe are possible of loss and reasonably estimable.

Based on currently available information and analysis, management believes that it is reasonably possible that costs associated with such sites may fall within a range of $2,400 to $10,400, in the aggregate, at December 31, 2004. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Companies among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

studies remaining to be completed and the time period required to complete the work. The Companies do not anticipate any recoveries of these costs from insurance coverage or from other third parties. There are no other potentially responsible parties for these sites.

At six of these locations, the Companies are conducting environmental remediation and restoration under business realignment programs due to closure of the sites. Total reserves related to these sites included in realignment were $3,606 and $3,844 at December 31, 2004 and 2003, respectively. Much of this remediation is being performed by the Companies on a voluntary basis in coordination with local regulatory authorities; therefore, management has greater control over the costs to be incurred and the timing of cash flows. The Companies anticipate approximately $3,200 of these liabilities will be paid within the next four years, with the remaining amounts being paid over the next ten years.

Legal Matters

The Companies are involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The following legal claim is not in the ordinary course of business:

In 1992, the State of Sao Paulo Tax Bureau issued an assessment against Brazil Quimica claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and Brazil Quimica has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment in the amount of 60.8 million Brazilian Reais, or approximately $22,900, including tax, penalties, monetary correction and interest. In September 2002, Brazil Quimica filed a second appeal with the highest level administrative court, again seeking cancellation of the assessment. Management believes Brazil Quimica has a strong defense against the assessment and will pursue the appeal vigorously; however, no assurance can be given that the assessment will not be upheld. At this time the Companies do not believe a loss is probable, therefore, only related legal fees have been accrued. Reasonably possible losses to the Companies on the resolution of this matter range from zero to $22,900.

The Companies have reserved approximately $2,137 and $1,628 at December 31, 2004 and 2003, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

Other Contingencies

The Fentak acquisition agreement includes a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. No payment was required for 2004. Maximum annual payments are AU$600 for the period 2005-2006.

At December 31, 2004, BCCI is a party to a contingent foreign currency exchange forward contract to purchase €175million for US$235 million, with BCI as the primary beneficiary. The contract is contingent upon the close of the Bakelite share purchase agreement (see Note 3) and has a target settlement date of March 31, 2005 and provides for an extension and adjustments through July 6, 2005. The purpose of the hedge is to mitigate BCI’s risk of foreign currency exposure related to the pending transaction.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

12. Pension and Retirement Savings Plans

Most of BCCI’s Canadian employees are covered under a non-contributory defined benefit plan (the “Canadian Plan”). The Canadian Plan provides benefits for salaried employees based on eligible compensation and years of credited service, and for hourly employees based on an established annual amount of pension benefit multiplied by years of credited service. For hourly employees covered under a collective bargaining agreement, the benefit is determined using a flat dollar multiplier times credited service plus a percentage of participant contributions, if any.

Following is a rollforward of the assets and benefit obligations of the Canadian Plan. The measurement date for the plan assets is September 30.

	2004	2003
Change in Benefit Obligation
Benefit obligation at beginning of year	$6,558	$4,923
Service cost	231	197
Interest cost	389	401
Actuarial losses	361	536
Foreign currency exchange rate changes	493	1,096
Benefits paid	(507)	(595)

	7,525	6,558

Change in Plan Assets
Fair value of plan assets at beginning of year	$4,538	$3,615
Actual return on plan assets	285	353
Foreign currency exchange rate changes	345	805
Employer contribution	359	360
Benefits paid	(507)	(595)

Fair value of plan assets at end of year	$5,020	$4,538

Plan assets less than benefit obligation	(2,505)	(2,020)
Unrecognized net actuarial loss	4,388	3,792

Net amount recognized	$1,883	$1,772

Amounts recognized in the balance sheets, after reclassification of the prepaid pension asset to reflect a minimum pension liability adjustment, consist of:

	2004	2003
Accrued benefit liability	$(2,068)	$(1,591)
Accumulated other comprehensive loss	3,951	3,363

Net amount recognized	$1,883	$1,772

The weighted average rates used to determine benefit obligations for BCCI were as follows:

	2004	2003
Discount rate	6.0%	6.0%
Rate of increase in future compensation levels	3.0%	3.0%

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

The following summarizes BCCI’s benefit obligations and plan assets:

	2004	2003
Projected benefit obligation	$7,525	$6,558
Accumulated benefit obligation	7,088	6,128
Fair value of plan assets	5,020	4,538

Following are the components of net pension expense recognized by BCCI for the years ended December 31:

	2004	2003	2002
Service cost	$231	$197	$134
Interest cost on projected benefit obligation	389	401	320
Expected return on assets	(403)	(399)	(345)
Recognized actuarial loss	160	146	76

Net pension expense	$377	$345	$185

The weighted average rates used to determine net pension expense for BCCI were as follows:

	2004	2003	2002
Discount rate	6.0%	6.5%	6.8%
Rate of increase in future compensation levels	3.0%	3.5%	3.8%
Expected long-term rate of return on plan assets	7.8%	7.8%	7.8%

In determining the expected overall long-term rate of return on assets, BCCI takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets. Peer data and historical returns are also reviewed to confirm that BCCI’s assumptions are reasonable.

BCCI’s investment strategy for defined benefit pension plan assets is to maximize the long-term return on plan assets using a mix of equities and fixed income investments and accepting a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across various countries, as well as growth, value and small and large capital investments. Investment risk and performance are measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset / liability studies.

Following is a summary of actual 2004 and 2003, at the measurement date, and target 2005 allocations of plan assets by investment type:

	Actual		Target
	2004	2003	2005
Fixed income securities	38%	50%	40%
Equity securities	58%	45%	60%
Cash and short-term investments	4%	5%	—

	100%	100%	100%

BCCI expects to make contributions totaling $950 to the Canadian Plan in 2005.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

Estimated future plan benefit payments as of December 31, 2004 are as follows:

2005	$509
2006	503
2007	503
2008	512
2009	516
2010–2014	2,517

The Companies provide benefits under various defined contribution plans to their employees in various countries. Depending upon the country and plan, eligible salaried and hourly employees may contribute up to 7% of their pay as basic contributions to the plans. The Companies make contributions to these plans in amounts up to 100% of basic contributions. Charges to operations for matching contributions under these defined contribution plans in 2004, 2003 and 2002 totaled $1,797, $1,814 and $1,584, respectively.

13. Postretirement Benefit Obligations

BCCI provides certain health and life insurance benefits for eligible Canadian retirees and their dependents. The cost of postretirement benefits is accrued during employees’ working careers. Participants are provided with supplemental benefits to the respective provincial healthcare plans in Canada. These benefits are non-contributory and are funded on a pay-as-you-go basis.

Following is a rollforward of the changes in the non-pension postretirement benefit obligations of BCCI for the years ended December 31. BCCI uses a measurement date of September 30.

	2004	2003
Change in Benefit Obligation
Benefit obligation at beginning of year	$3,058	$677
Service cost	114	48
Interest cost	206	55
Actuarial losses	163	2,170
Benefits paid	(50)	(42)
Foreign currency exchange rate changes	99	150

Benefit obligation at end of year	3,590	3,058
Unrecognized net actuarial loss	(2,112)	(2,103)

Accrued postretirement obligation at end of year	$1,478	$955

The unrealized net actuarial loss recognized in 2003 relates to updated estimates on future benefit payments for medical and prescription drug coverage, as well as updates to population and other actuarial assumptions.

The weighted average rates used to determine the benefit obligations for BCCI were as follows:

	2004	2003
Discount rate	6.5%	6.0%

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

Following are the components of net postretirement expense recognized by BCCI for the years ended December 31:

	2004	2003	2002
Service cost	$114	$48	$35
Interest cost on projected benefit obligation	206	55	43
Recognized actuarial loss	149	—	—

Net postretirement expense	$469	$103	$78

The weighted average rates used to determine net postretirement expense for BCCI were as follows:

	2004	2003	2002
Discount rate	6.0%	6.5%	6.8%

Following are the assumed health care cost trend rates at December 31, 2004 and 2003.

	2004	2003
Health care cost trend rate assumed for next year	7.5%	7.8%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.4%	4.4%
Year that the rate reaches the ultimate trend rate	2015	2015

A one-percentage-point change in the assumed health care cost trend rates would have the following impact on the Companies:

	1% increase	1% decrease
Effect on total service cost and interest cost components	$67	$(51)
Effect on postretirement benefit obligation	594	(474)

Estimated future plan benefit payments as of December 31, 2004 are as follows:

2005	$128
2006	144
2007	162
2008	181
2009	200
2010–2014	1,303

14. Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss as of December 31, 2004 and 2003 are as follows:

	2004	2003
Cumulative foreign currency translation adjustments	$(54,821)	$(48,749)
Minimum pension liability adjustment, net of tax	(2,568)	(2,186)

	$(57,389)	$(50,935)

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

15. Shareholder’s (Deficit) Equity

Shareholder’s deficit at December 31, 2004 reflects the common equity of BCCI with all of the common equity of BCCI’s subsidiaries eliminated, except for the equity of Malaysia representing BCI’s 34% interest, totaling $979. Shareholder’s investment for periods prior to the reorganization of the Companies on August 12, 2004 are presented on a combined basis and include the combined equity of BCCI and its current immediate dependents, including 100% of Malaysia’s equity.

BCCI has 489,866 shares of no-par common stock outstanding during all periods presented with an unlimited number of shares of common preference and Preference B shares authorized.

Borden Panama had 2,100 shares of no-par common stock issued at December 31, 2003, and a total of 5,100 authorized. Borden U.K. had 57,700,000 units with £1 par value outstanding at December 31, 2003, and 100,000,000 units authorized. Borden Australia had 577,500 shares of AUD$2 par common stock outstanding at December 31, 2003, and a total of 1,000,000 shares authorized.

In 2004, BCI made a capital contribution to BCCI for $435 relating to interest capitalized by BCI in association with a capital project completed by BCCI during 2004. In 2003, BCI made a capital contribution to Borden U.K. in the amount of $49,087 in exchange for a loan due to BCI from Borden U.K. (see Note 9). Also in 2003, BCI made a capital contribution to Brazil Quimica of a $3,007 receivable due to BCI from Brazil Quimica. In addition, BCI made a capital contribution in 2003 to BCCI of inventory acquired in connection with the Fentak acquisition totaling $133.

Borden Panama paid common stock dividends to BCI prior to BCCI’s ownership totaling $1,750 and $1,450 for the years ended December 31, 2003 and 2002, respectively. Borden Malaysia paid common stock dividends to BCI of $681, $0 and $1,360 for the years ended December 31, 2004, 2003 and 2002, respectively.

16. Stock-Based Compensation

Stock Options

The Companies account for stock-based compensation under APB No. 25 and have adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148. During 2004, BHI Acquisition granted options to purchase BHI Acquisition common stock to key employees of the Companies under the BHI Acquisition Corp. 2004 Stock Incentive Plan (“the BHI Option Plan”). Prior to the Acquisition, BCI had granted options under its Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees (“the BCI Option Plan”). Together these plans are referred to herein as the Option Plans.

During 2004, BHI Acquisition granted to employees of the Companies options to purchase 230,861 shares of BHI Acquisition stock that vest ratably over a five-year period. In addition, BHI Acquisition granted to employees of the Companies options to purchase 230,861 shares of BHI Acquisition stock (the “performance options”) that vest after the eighth anniversary of the grant date. The performance options provide for accelerated vesting upon the sale of BHI Acquisition and the achievement of certain financial targets. The exercise price for the BHI Acquisition option grants is $2.89. The options were granted at fair value, but are variable because the BHI Option Plan is a book value plan as the value of the options is determined by a formula. The Companies have not recorded any expense under APB No. 25 related to these options, as their value as determined by this formula is less than the exercise price.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

During the fourth quarter of 2003, BCI granted 382,500 options to key employees of the Companies to purchase BCI common stock under its Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees (“the Option Plan”). The options vested ratably over five years, had an exercise price of $2.00 and were granted at their estimated fair value. While this plan was administered and accounted for in BCI’s U.S. business, certain key employees of the Companies had been granted options in BCI stock under this plan. Compensation expense on options to purchase BCI stock held by the Companies’ employees was immaterial to net income for the years ended December 31, 2003, 2002 and 2001. During 2004, as a result of the Acquisition, all of the options granted to employees of the Companies were exercised, resulting in the recognition of $340 for option expense.

Deferred Compensation

Certain key employees of the Companies have been granted 92,344 deferred common stock units under the BHI Acquisition Corp. 2004 Deferred Compensation Plan (“the BHI Deferred Compensation Plan”), which is an unfunded plan. Each unit gives the grantee the right to one share of common stock of BHI Acquisition following the completion of the forfeiture period, upon the earlier of termination of employment or upon certain other events triggered by a registration of BHI Acquisition common stock for sale to the public. The forfeiture period for these deferred common stock units expired on December 10, 2004. The expense for employees of the Companies relating to the BHI Deferred Compensation Plan during 2004 was $267, and is included in the allocations of corporate overhead (see Note 5), and the related credit is in Shareholder’s deficit.

Repurchase of Stock from Management

From 1996 through 1999, a former subsidiary of BCI, Borden Chemical Holdings Inc. (“BCHI”), issued stock options and sold equity to key management, including four employees of the Companies, under the Option Plan (“the BCHI option grants”). The BCHI option grants had exercise prices between $5.00 and $7.50, the estimated fair values at the grant dates, and vested over five years. The outstanding BCHI option grants became options of BCI in 2001 when BCHI was merged into BCI. The conversion of the BCHI option grants provided BCHI management with equivalent intrinsic value in BCI at the new measurement date; therefore, no compensation expense was recorded. The strike prices of the converted options ranged from $4.13 to $5.00, which exceeded estimated fair market value. During 2003, all of the $4.13 options were cancelled upon the repurchase of the related shares from management. As the repurchase of shares was at an amount exceeding fair value, the Companies recorded expense of $74 in 2003.

Included in allocations of BCI administrative services costs (see Note 5) are stock-based compensation expenses totaling $3,238, $435 and $277 for 2004, 2003 and 2002, respectively.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

17. Income Taxes

Comparative analysis of the Companies’ income tax expense (benefit) follows:

	2004	2003	2002
Current
Federal & provincial	$5,373	$(5,735)	$8,555
Foreign	2,321	3,404	(3,667)

Total	7,694	(2,331)	4,888

Deferred
Federal & provincial	14,170	509	(10)
Foreign	1,576	983	3,789

Total	15,746	1,492	3,779

Income tax expense (benefit)	$23,440	$(839)	$8,667

A reconciliation of the Companies’ combined differences between income taxes computed at Canadian Federal statutory tax rate of 36.12% and provisions for income taxes follows:

	2004	2003	2002
Income taxes computed at Federal statutory tax rate	$707	$12,869	$8,383
Foreign rate differentials	5,415	2,497	1,846
Expenses not deductible for tax	6,735	2,074	1,882
Credits	(3,823)	(4,336)	(3,423)
Unrepatriated earnings of foreign subsidiaries	14,463	—	—
Adjustment of prior estimates	(3,189)	(15,597)	—
Provincial taxes and other	3,132	1,654	(21)

Income tax expense (benefit)	$23,440	$(839)	$8,667

The 2004 foreign rate differential provision of $5,415 includes a provision for valuation allowances on foreign deferred tax assets and a provision for foreign allocations of administrative services costs, which are not deductible for income tax purposes (see Note 5). Expenses not deductible for tax of $6,735 represent a provision for domestic allocations of administrative services costs, which are not deductible for income tax purposes. Following the Acquisition, Apollo made a determination that the unrepatriated earnings of BCCI’s foreign subsidiaries are no longer considered permanently reinvested. As such, the 2004 consolidated tax rate reflects a provision of $14,463 for taxes associated with the unrepatriated earnings of the foreign subsidiaries. The 2004 consolidated rate also reflects adjustments of prior estimates related to the settlement of Canadian audit issues of $2,175 and provincial refunds totaling $1,343, offset by other adjustments of $329.

The 2003 consolidated rate reflects a release of reserves for prior years’ Canadian tax audits of $15,597. These reserves were released as a result of the settlement of audit issues relating to the divestiture of operating businesses by BCCI in prior years.

The domestic and foreign components of the Companies’ combined Income (loss) before income taxes are as follows:

	2004	2003	2002
Domestic	$6,157	$22,718	$23,519
Foreign	(4,201)	12,911	(310)

	$1,956	$35,629	$23,209

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

The tax effects of the Companies’ significant temporary differences, and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2004 and 2003, are as follows:

	2004	2003
Assets
Accrued and other expenses	$3,125	$5,738
Net operating loss and credit carryforwards	13,861	6,504
Pension liability	1,728	—
Certain intangibles	463	278

Gross deferred tax assets	19,177	12,520
Valuation allowance	(10,279)	(5,313)

	8,898	7,207
Liabilities
Property, plant, equipment and intangibles	12,580	9,606
Unrepatriated earnings of foreign subsidiaries	14,463	—

Gross deferred tax liabilities	27,043	9,606

Net deferred tax liability	$18,145	$2,399

At December 31, 2004, the Companies’ net deferred tax liability was $18,145, and primarily represents the Companies’ liability for withholding taxes related to unrepatriated earnings from BCCI’s foreign subsidiaries as a result of Apollo’s decision to repatriate earnings. At December 31, 2004, the Companies had $13,861 of deferred tax assets related to net operating loss (“NOL”) carryforwards. These amounts have been offset by a valuation allowance of $10,279 primarily related to NOL’s in Argentina and Borden U.K. The deferred tax assets are reduced by a valuation allowance when it is determined that it is more likely than not that these assets will not be fully utilized in the future. The unreserved NOL carryforward deferred tax asset of $3,582 pertains to Borden U.K. ($3,098) and Brazil Quimica ($484). These net operating losses were incurred beginning in 1997 and are available for utilization indefinitely, with a limitation in Brazil, where the utilization is limited to 30% of the taxable income for the year in which the loss is being applied.

At December 31, 2003, the Companies had $6,504 of deferred tax assets related to NOL carryforwards. These amounts were offset by a valuation allowance of $5,313 primarily related to NOL’s in Argentina and Borden U.K. The unreserved NOL carryforward deferred tax asset at year-end of $1,191 pertained to Brazil Quimica ($772) and Borden Australia ($419).

At December 31, 2004, the Companies have $3,059 accrued for probable tax liabilities primarily for BCCI ($1,213) and Borden U.K. ($1,846).

The Canada Revenue Agency is currently auditing BCCI for the period 1991-1995. The years 1996-2004 remain open for inspection and examination by various Canadian taxing authorities. Since 1995, BCCI has divested its foods, consumer adhesives and wallcoverings businesses, which operated in Canada. Deposits have been made to offset the accrued probable additional taxes related to the divestiture of these businesses.

BORDEN CHEMICAL CANADA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED / COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)

18. Reclassification

In the Company’s originally issued financial statements for the year ended December 31, 2004, transaction-related costs of $14,907 (see Note 5) were classified as a non-operating expense. However, after discussions with the staff of the U.S. Securities and Exchange Commission, management concluded that classification of transaction related costs as an operating expense would be a better presentation. Accordingly, the Company has reflected such reclassification in the accompanying Consolidated/Combined Statement of Operations. In addition, the Company has reclassified $5,145 of allocated transaction-related compensation costs from General & administrative expense to Transaction related costs to appropriately reflect all transaction related costs in a single line item in the accompanying Consolidated/Combined Statement of Operations.

Report of Independent Auditors

To the Board of Directors and Shareholders of

Eastman Chemical Company

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of owner’s equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of the Resins, Inks and Monomers Business of Eastman Chemical Company (the “Business”) at December 31, 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 and for the seven-month period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 5 to the combined financial statements, on January 1, 2002, the Business adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

April 22, 2005

[THIS PAGE INTENTIONALLY LEFT BLANK]

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Revenues	$651,065	$678,349	$440,151
Cost of sales	638,180	670,449	407,289

Gross profit	12,885	7,900	32,862
Selling, general and administrative expenses	68,110	60,365	38,450
Research and development expenses	26,215	29,184	9,103
Asset impairments and restructuring charges, net	7,743	412,787	71,107
Goodwill impairments	—	60,050	—

Operating loss	(89,183)	(554,486)	(85,798)
Interest expense	109	153	196
Interest on advances from Eastman	11,851	10,999	5,003
Other non-operating (income) expense, net	(1,455)	678	515

Loss before income taxes and cumulative effect of a change in accounting principle	(99,688)	(566,316)	(91,512)
Provision (benefit) for income taxes	(31,577)	(64,470)	1,299

Loss before cumulative effect of change in accounting principle	(68,111)	(501,846)	(92,811)
Cumulative effect of change in accounting principle, net of tax	(252,969)	—	—

Net loss	$(321,080)	$(501,846)	$(92,811)

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED BALANCE SHEET

(Dollars in thousands)

December 31, 2003
ASSETS
Current assets
Cash and cash equivalents	$14,455
Trade receivables, net of allowances of $4,448	109,673
Miscellaneous receivables	11,077
Inventories, net	102,318
Other current assets	4,799

Total current assets	242,322
Property, plant and equipment, net	130,252
Intangible assets, net	10,883
Other noncurrent assets	528

Total assets	$383,985

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current liabilities
Accounts payable and accruals	$72,325
Interest payable to Eastman	94,222
Deferred income taxes	8,152
Total current liabilities	174,699

Deferred income taxes	1,321
Post employment obligations	7,551
Advances from Eastman	624,310
Other long-term liabilities	15,175

Total liabilities	823,056

Commitments and contingencies
Net owner’s equity (deficit)	(458,186)
Accumulated other comprehensive income	19,115

Total owner’s equity (deficit)	(439,071)

Total liabilities and owner’s equity (deficit)	$383,985

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Operating activities
Net loss	$(321,080)	$(501,846)	$(92,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	41,600	24,237	4,486
Cumulative effect of change in accounting principle	252,969	—	—
Asset impairments	1,700	462,110	63,878
Deferred tax provision (benefit)	(35,141)	(66,328)	(438)
Change in assets and liabilities:
Trade receivables	(2,893)	(3,832)	(15,168)
Inventories	(6,254)	18,525	608
Trade payables and accruals	14,976	(18,162)	6,538
Interest payable to Eastman	13,781	6,946	(90,161)
Other long-term liabilities	2,063	1,033	(1,063)
Other items, net	(112)	3,445	(1,009)

Net cash used in operating activities	(38,391)	(73,872)	(125,140)

Investing activities
Capital expenditures	(49,773)	(19,715)	(10,563)
Net cash used in investing activities	(49,773)	(19,715)	(10,563)
Financing activities
Proceeds from advances from Eastman	64,248	—	—
Repayment of advances from Eastman	—	(15,669)	(98,353)
Transfers from Eastman, net	25,944	107,917	221,869

Net cash provided by financing activities	90,192	92,248	123,516

Net change in cash and equivalents	2,028	(1,339)	(12,187)
Cash and equivalents at beginning of period	13,766	15,794	14,455

Cash and equivalents at end of period	$15,794	$14,455	$2,268

Supplemental Cash Flow Information
Cash paid
Interest, net	$1,417	$4,548	$96,869
Income taxes, net	379	934	1,723
Non-cash activity:
Contribution of advance from Eastman to owner’s equity	—	—	522,576

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED STATEMENTS OF OWNER’S EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Net Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	TOTAL	Comprehensive Income (Loss)

Balance, January 1, 2002	$230,879	$1,876	$232,755	$—
Net loss	(321,080)	—	(321,080)	(321,080)
Net transfers from Eastman	25,944	—	25,944	—
Currency translation adjustment	—	7,591	7,591	7,591

Comprehensive loss	—	—	—	(313,489)

Balance, December 31, 2002	(64,257)	9,467	(54,790)	—
Net loss	(501,846)	—	(501,846)	(501,846)
Net transfers from Eastman	107,917	—	107,917	—
Currency translation adjustment	—	9,648	9,648	9,648

Comprehensive loss	—	—	—	(492,198)

Balance, December 31, 2003	(458,186)	19,115	(439,071)
Net loss	(92,811)	—	(92,811)	(92,811)
Net transfers from Eastman	221,869	—	221,869	—
Contribution of advances from Eastman	522,576	—	522,576	—
Currency translation adjustment	—	(2,779)	(2,779)	(2,779)

Comprehensive loss	—	—	—	$(95,590)

Balance, July 31, 2004	$193,448	$16,336	$209,784

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements

(Dollars in thousands)

1. Basis of Presentation

The accompanying combined financial statements include the Resins, Inks and Monomers business (“RIM business” or “Business”) of Eastman Chemical Company (“Eastman”), which is included in the consolidated financial statements of Eastman. On July 31, 2004, Eastman sold certain businesses and product lines of the RIM business to an investor group led by Apollo Management LP. These combined financial statements have been prepared from Eastman’s historical accounting records and are presented on a carve-out basis to include the historical financial position, results of operations and cash flows applicable to the Business. No direct relationship exists among all the operations comprising the Business. Accordingly, total equity (deficit) is presented in lieu of stockholders equity.

The accompanying combined financial statements include allocations of certain corporate services provided by Eastman’s management including finance, legal, information systems, human resources and distribution. Eastman has utilized its experience with the RIM businesses and its judgment in allocating such corporate services and other support to the periods. Costs allocated for such services for the years ended December 31, 2002 and 2003, and for the period from January 1, 2004 through July 31, 2004 were approximately:

	Years ended December 31,		January 1, through July 31,
	2002	2003	2004
Cost of sales	$30,000	$33,000	$14,000
Selling, general and administrative expenses	33,000	33,000	20,000
Research and development	13,000	14,000	4,000

Total cost and expenses allocated	$76,000	$80,000	$38,000

Allocations were made primarily based on a percentage of revenues or salaries, which management believes represents a reasonable allocation methodology. Some corporate services such as information technology are charged to the business based on usage. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the RIM business had been operating as a separate entity. It is not practicable to estimate the costs and expenses that would have resulted on a stand-alone basis.

As described in Note 7, employees working in the Business participate in various Eastman pension, health care, defined contribution and other benefit plans. The pro-rata costs related to these plans have been allocated and are included in the accompanying combined financial statements.

The Business uses a centralized approach to cash management, hedging and the financing of its operations. As a result, debt and related interest income and expense, and certain cash and cash equivalents were maintained at the corporate office and not included in the accompanying combined financial statements. The Business generally has not had borrowings except advances from Eastman. Advances from Eastman represent intercompany debt agreements between Eastman and a subsidiary that is part of the Business. See Note 14.

2. Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements include the accounts of the Business after elimination of intercompany accounts and transactions.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The accompanying combined statements of operations, cash flows and owner’s equity (deficit) for the years ended December 31, 2002 and 2003, and for the period from January 1, 2004 through July 31, 2004, have been prepared on a carve-out basis (see Note 1).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and related party transactions. Although management believes these estimates are reasonable, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less. Amounts included as cash and cash equivalents in the accompanying combined balance sheet represent cash accounts held at certain of the Business’ foreign entities.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Business maintains allowances for doubtful accounts (the “allowances”) for estimated losses resulting from the inability of its customers to make required payments. The allowances are based on the number of days an individual receivable is delinquent and management’s regular assessment of the financial condition of the Business’ customers. The Business considers that a receivable is delinquent if it is unpaid after the terms of the related invoice have expired. The Business evaluates the allowance based on a monthly assessment of the aged receivables. Write-offs are done at the time a customer receivable is deemed uncollectible.

The Business participates in an agreement that allows Eastman to sell certain domestic accounts receivable under a planned continuous sale program to a third party. The agreement permits the sale of undivided interests in domestic trade accounts receivable, which Eastman continues to service until collection. As the sale program is part of Eastman’s centralized approach to cash management, the Business’ $40 million participation is classified as trade accounts receivable in the accompanying combined balance sheet.

Inventories

Inventories are valued at the lower of cost or market. The Business determines the cost of inventories in the United States by the last-in, first-out (LIFO) method. The cost of all other inventories, including inventories outside the United States, is determined by the average cost method, which approximates the first-in, first-out (“FIFO”) method. The Business writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Property, Plant and Equipment

The Business records property, plant and equipment at cost. Maintenance and repairs are charged to earnings; replacements and betterments that extend the useful life of the asset are capitalized. When the Business retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Business records any profit or loss on retirement or other disposition in earnings. Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets (building and building equipment 20 to 50 years, machinery and equipment 3 to 33 years), using the straight-line method.

Impaired Assets

The Business evaluates the carrying value of long-lived assets to be held and used, including definite-lived intangible assets, when events or changes in circumstances indicate that the carrying value may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of the asset, adverse change in the extent or manner in which the asset is being used, significant changes in business climate, or current or projected cash flow losses associated with the use of the assets. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the projected cash flows discounted at a rate commensurate with the risk involved or by appraisal. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for disposal costs.

The Business adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. The provisions of SFAS No. 142 require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment and require reporting units to be identified for the purpose of assessing potential future impairments of goodwill. The carrying value of goodwill and indefinite lived intangibles is considered impaired when their fair value, as established by appraisal or based on undiscounted future cash flows of certain related products, is less than their carrying value. The Business conducts its annual testing of goodwill and indefinite-lived intangible assets for impairment in the third quarter of each year, unless events warrant more frequent testing.

Environmental Costs

The Business accrues environmental remediation costs when it is probable that the Business has incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Business accrues the minimum amount. This undiscounted accrued amount reflects the Business’s assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs.

The Business also establishes reserves for closure/post-closure costs associated with the environmental and other assets it maintains. Environmental assets include land fills and solid waste management units. When these types of assets are constructed, a reserve is established for the future environmental costs anticipated to be

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

associated with the closure of the site based on an expected life of the environmental assets. These future expenses are charged into earnings over the estimated useful life of the assets. Currently, the Business estimates the useful life of each individual asset up to 50 years. If the Business changes its estimate of the asset retirement obligation costs or its estimate of the useful lives of these assets, the future expenses to be charged into earnings could increase or decrease.

Accruals for environmental liabilities are included in other long-term liabilities and exclude claims for recoveries from insurance companies or other third parties. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control facilities is charged to expense.

Litigation and Contingent Liabilities

The Business’ operations from time to time are parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Business accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Business accrues the minimum amount. The Business expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

Revenue Recognition and Customer Incentives

The Business recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured.

The Business records estimated obligations for customer programs and incentive offerings, which consist primarily of revenue or volume-based amounts that a customer must achieve over a specified period of time, as a reduction of revenue to each underlying revenue transaction as the customer progresses toward reaching goals specified in incentive agreements. These estimates are based on a combination of forecast of customer sales and actual sales volumes and revenues against established goals, the customer’s current level of purchases, Eastman’s knowledge of customer purchasing habits, and industry pricing practice. The incentive payment rate may be variable, based upon the customer reaching higher sales volume or revenue levels over a specified period of time in order to receive an agreed upon incentive payment.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are billed to customers and are recorded as sales revenue. Shipping and handling costs incurred are recorded in cost of sales.

Research and Development Costs

Research and development costs are expensed as incurred.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Restructuring of Operations

The Business records restructuring charges incurred in connection with consolidation of operations, exited business lines, or shutdowns of specific sites. These restructuring charges generally will be substantially completed within 12 months, are based on costs associated with site closure, legal and environmental matters, demolition, contract terminations, severance or other costs directly related to the restructuring. The Business records severance charges for involuntary employee separations when the separation is probable and reasonably estimable. The Business records severance charges for voluntary employee separations ratably over the remaining service period of those employees.

Stock-Based Compensation

The employees of the Business participated in long-term compensation plans, sponsored by Eastman. As permitted by SFAS No. 123 “Accounting for Stock-Based Compensation,” the Business continues to apply intrinsic value accounting for its stock option plans. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. The Business has adopted disclosure-only provisions of SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” The Business’ pro forma net loss based upon the fair value at the grant dates for awards under Eastman’s plans are disclosed below.

	Years ended December 31		January 1, 2004 through July 31, 2004
	2002	2003
Net loss as reported	$(321,080)	$(501,846)	$(92,811)
Deduct: Additional stock-based employee compensation cost, net of tax, that would have been included in net loss under fair value method	435	465	184

Pro forma net loss	$(321,515)	$(502,311)	$(92,995)

Compensated Absences

The Business accrues compensated absences and related benefits as current charges to earnings in the period earned.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Business’ assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently reinvested. The Business’ taxable income is included in Eastman’s consolidated U.S. Federal income tax return. The benefit for income taxes for the Business’ has been determined using the separate return method.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Translation of Non-U.S. Currencies

Where cash flows are primarily denominated in the local currency, foreign combined entities of the Business use the local currency as the functional currency. The effects of those entities remeasuring transactions denominated in currencies other than the functional currency are reflected in current earnings in other (income) charges, net. The effects of translating into U.S. dollars the operations of consolidated entities that use a foreign currency as the functional currency are included in comprehensive income (loss) and accumulated other comprehensive income (loss), a component of net owner’s equity (deficit).

Other Comprehensive Income

Other comprehensive income consists of cumulative translation adjustment. Because cumulative translation adjustment is considered a component of permanently invested, unremitted earnings of subsidiaries outside the United States, no taxes are provided on such amounts.

Risks and Uncertainties

The Business had manufacturing operations in ten countries, and in each country, the business was subject to varying degrees of risks and uncertainties. Eastman insures its business and assets against insurable risks in a manner that it deems appropriate. Because of its diversity, management believes that the risk of loss from non-insurable events in any one business or country would not have a material, adverse effect on its operations as a whole. Additionally, management believes there is no material concentration of risk within any single customer or supplier, or small group of customers or suppliers, except for Eastman, whose failure or nonperformance would materially affect the Business’ results.

3. Inventories

December 31, 2003
At FIFO or average cost (approximates current cost)
Finished goods	$71,676
Raw materials and supplies	33,256

Total inventories at FIFO or average cost	104,932
LIFO reserve	(2,614)

Total inventories	$102,318

Inventories valued on the LIFO method were approximately 52% of total inventory. LIFO inventory in the Resins segment is part of Eastman’s LIFO inventory pool. Accordingly, changes in the LIFO reserve were allocated based on cost of sales. The increase (decrease) in cost of sales that resulted from the allocation of changes in the Eastman LIFO reserve to Resins was $(2,136), $974 and $2,183 for the years ended December 31, 2002 and 2003, and for the period from January 1, 2004 through July 31, 2004, respectively. The Inks segment, which had its own LIFO pool, recorded decreases in cost of sales that resulted from decrements of $2,032 and $1,579 in 2002 and for the period from January 1, 2004 through July 31, 2004, respectively.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

4. Property Plant and Equipment

December 31, 2003
Properties at cost
Balance at beginning of year	$461,145
Capital expenditures	19,715
Currency translation adjustment	42,131
Deductions	(23,653)
Fixed asset impairments	(227,643)

Balance at end of year	$271,695

Properties
Land	$29,122
Buildings and equipment	62,271
Machinery and equipment	173,293
Construction in progress	7,009

271,695
Less: accumulated depreciation	141,443

Properties, net	$130,252

Accumulated Depreciation
Balance at beginning of year	$116,678
Provision for depreciation	17,011
Currency translation adjustment	26,179
Deductions	(18,425)

Balance at end of year	$141,443

Depreciation expense was $28,977, $17,011, and $4,070 for the years ended 2002 and 2003, and from January 1, 2004 to July 31, 2004, respectively. See Note 12 for additional information on asset impairments.

5. Goodwill and Intangible Assets

The Business adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets; require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment; require reporting units to be identified for the purpose of assessing potential future impairments of goodwill; and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

In connection with the adoption of SFAS No. 142, the Business completed the impairment test for goodwill and intangible assets with indefinite useful lives. As a result of this impairment test, it was determined that the fair value of certain trademarks, as established by appraisal and based on discounted future cash flows, was less than the recorded value. Accordingly, the Business recognized goodwill impairment of $235,299 and an impairment charge for trademarks of $28,500 ($17,670 after-tax) in 2002 to reflect lower than previously expected cash flows from certain related products. This charge is reported in the Combined Statements of Operations as the cumulative effect of a change in accounting principle.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The changes in the carrying amount of goodwill for the year ended December 31, 2002 and 2003 are as follows:

	Resins	Inks	Total
Goodwill balance at January 1, 2002	$60,000	$235,349	$295,349
Less: goodwill impairment recognized upon adoption of SFAS No. 142	(60,000)	(175,299)	(235,299)

Goodwill balance at December 31, 2002	—	60,050	60,050
Less: goodwill impairment	—	(60,050)	(60,050)

Goodwill balance at December 31, 2003	$—	$—	$—

Following are the Business’ amortizable intangible assets and indefinite-lived intangible assets. The difference between the gross carrying amount and net carrying amount for each item presented is attributable to accumulated amortization.

	At December 31, 2003
	Gross Carrying Amount	Net Carrying Amount
Amortizable intangible assets:
Developed Technology	$25,320	$3,588
Customer lists	12,948	1,753

	$38,268	$5,341

Indefinite-lived intangible assets:
Trademarks	5,542	5,542

	$43,810	$10,883

Total intangible amortization expense was $12,623, $7,226 and $416 for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 31, 2004, respectively. Amortization expense for the next five years is not significant to any one year.

Additional information regarding the impairment of intangibles and goodwill is available in Note 12.

6. Accounts Payable and Accruals

At December 31, 2003
Trade creditors	$48,724
Accrued payrolls, vacation, and variable-incentive compensation	11,983
Severance	4,566
Other	7,052

Total	$72,325

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

7. Retirement Plans

The employees of the RIM business participate in defined benefit plans sponsored by Eastman. Through Eastman, the RIM business also provided post-retirement health care and life insurance benefits for employees who meet the eligibility requirements of the plans. Retirees share in the cost of these benefits based on age and years of service. Eastman charges the RIM business for the costs of the plans through an allocation based on labor costs.

The following charges are included in the accompanying combined statements of operations:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Pension plans	$2,119	$2,989	$2,007
Postretirement benefits	4,732	5,203	2,520

Defined Contribution Plans

The Business participates in Eastman’s defined contribution employee stock ownership plan (the “ESOP”), a qualified plan under Section 401(a) of the Internal Revenue Code, which is a component of the Eastman Investment Plan and Employee Stock Ownership Plan (“EIP/ESOP”). Eastman anticipates that it will make annual contributions for substantially all U.S. employees equal to 5% of eligible compensation to the ESOP, or for employees who have five or more prior ESOP contributions, to either the Eastman Stock Fund or other investment funds within the EIP. Employees may diversify to other investment funds within the EIP from the ESOP at anytime without restrictions. Charges for domestic contributions to the EIP/ESOP were $2,288, $2,394 and $1,379 for 2002, 2003 and for the period from January 1, 2004 through July 31, 2004, respectively.

8. Commitments

Purchase Obligations and Leases

At July 31, 2004, the Business participated in the centralized purchasing programs of Eastman for materials, supplies and energy incident to the ordinary conduct of business. Accordingly, no purchase obligations were directly related to the Business. The Business had various lease commitments for property and equipment under cancelable, non-cancelable and month-to-month operating leases totaling approximately $1,781 over a period of several years.

The obligations described above are in the following table:

Minimum Rentals Under Operating Leases
2004 Balance of Year	$302
2005	702
2006	472
2007	270
2008	22

Thereafter	13

$1,781

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Rental expense including allocations from Eastman was $4,296, $4,430 and $1,886 for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through July 31, 2004, respectively.

Other Guarantees

Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates when the Business undertakes an obligation to guarantee the performance of others if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Business. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Business’ consolidated financial position or liquidity.

Product Warranty Liability

The Business warrants to the original purchaser of its products that it will repair or replace without charge products if they fail due to a manufacturing defect. However, the Business’ historical claims experience has not been material. The estimated product warranty liability for the Business’ products as of July 31, 2004 is less than $1 million. The Business accrues for product warranties when it is probable that customers will make claims under warranties relating to products that have been sold and a reasonable estimate of the costs can be made.

9. Environmental Matters

Certain manufacturing sites generate hazardous and non-hazardous wastes, the treatment, storage, transportation, and disposal of which are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Business, along with many other entities, has been designated a potentially responsible party (“PRP”), by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Business will be required to incur costs for environmental remediation and closure and post-closure under the Federal Resource Conservation and Recovery Act. Adequate reserves for environmental contingencies have been established in accordance with the Business’ policies described in Note 2. Because of expected sharing of costs, the availability of legal defenses, and the Business’ preliminary assessment of actions that may be required, it does not believe its liability for these environmental matters, individually or in the aggregate, will be material to the Business’ consolidated financial position, results of operations or cash flows. The Business’ reserve for environmental contingencies was approximately $9,336 at December 31, 2003, representing management’s minimum or best estimate for remediation costs and other environmental cleanup issues.

10. Legal Matters

From time to time, the Business and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety and employment matters, which are being handled and defended in the ordinary course of business. While the Business is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows. However, adverse developments could negatively impact earnings or cash flows in a particular future period.

11. Stock Option and Compensation Plans

The employees of the RIM business participated in various long term compensation plans, sponsored by Eastman, which provided for grants to employees of nonqualified stock options, incentive stock options, tandem and freestanding stock appreciation rights (“SAR’s”), performance shares and various other stock and stock-based awards. Certain of these awards may be based on criteria relating to Eastman performance as established by the Compensation and Management Development Committee of the Board of Directors of Eastman. The Eastman Omnibus Plan provided that options could be granted through May 2, 2007, for the purchase of Eastman common stock at an option price not less than 100% of the per share fair market value on the date of the stock option’s grant. Substantially all grants awarded under Eastman’s plans have been at option prices equal to the fair market value on the date of grant. Options typically vest in equal increments on either the first two or three anniversaries of the grant date and expire ten years after grant.

The fair value of each option is estimated by the Business on the grant date using the Black-Scholes-Merton option-pricing model, which requires input of highly subjective assumptions. Some of these assumptions used for grants in 2004, 2003, and 2002, respectively, include: average expected volatility of 28.0%, 27.90% and 27.57%; average expected dividend yield of 3.80%, 5.90% and 3.71%; and average risk-free interest rates of 3.46%, 3.50% and 5.06%. An expected option term of six years for all periods was developed based on historical experience information.

Because the Business’ employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the status of the Business’ portion of Eastman’s stock option plans is presented below:

	2002		2003		January 1 to July 31, 2004
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	159,900	$51.91	241,300	$50.32	354,700	$43.79
Granted	83,700	47.55	113,400	29.90	21,800	43.66
Exercised	(500)	42.75	—	—	(26,675)	29.90
Forfeited or canceled	(1,800)	42.75	—	—	(7,700)	59.14

Outstanding at end of year	241,300	$50.32	354,700	$43.79	342,125	$44.69

Options exercisable at year-end	121,900		187,800		249,175

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted- Average Remaining Contractual Life		Weighted- Average Exercise Price	Number Exercisable at 12/31/03	Weighted- Average Exercise Price
$30	113,400	9.2	Years	$30	—	$—
$43-46	32,600	5.3	Years	46	32,600	46
$47-49	141,400	7.8	Years	48	87,900	49
$50-74	67,300	3.2	Years	57	67,300	57

	354,700	7.2	Years	$44	187,800	$51

12. Impairments and Restructuring Charges, Net

The following table summarizes the impairments and restructuring charges:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Resins:
Fixed asset impairments	$1,700	$173,630	$30,304
Intangible asset impairments	—	77,517	—
Restructuring charges	3,003	6,838	4,522
Inks:
Fixed asset impairments	—	54,013	27,574
Intangible asset impairments	—	96,900	6,000
Goodwill impairments	—	60,050	—
Restructuring charges	3,040	3,889	2,707

Total	$7,743	$472,837	$71,107

Total asset impairments and restructuring charges, net	$7,743	412,787	71,107
Total goodwill impairments	—	60,050	—

Total	$7,743	$472,837	$71,107

Asset Impairments

In the third quarter 2003, Eastman reorganized the operating structure and changed its business strategy in response to the financial performance of certain underlying product lines. Those product lines include: acrylate ester monomers; composites (unsaturated polyester resins); inks and graphic arts raw materials; liquid resins; powder resins; and textile chemicals. Prior to the third quarter, management was pursuing growth strategies aimed at significantly improving the financial performance of these product lines. However, due to the continued operating losses and deteriorating market conditions, management decided to pursue alternative strategies including restructuring, divestiture, and consolidation. This change affected both the manner in which certain assets are used and the financial outlook for these product lines, thus triggering the impairments and certain restructuring charges.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The 2003 fixed asset impairments charges of $227,643 primarily relate to assets associated with the above mentioned product lines, and primarily impact manufacturing sites in the North American and European regions that were part of the Lawter International, Inc. (“Lawter”), McWhorter Technologies, Inc (“McWhorter”), and Chemicke Zavody Sokolov (“Sokolov”) acquisitions. As the undiscounted future cash flows could not support the carrying value of the assets, the fixed assets were written down to fair value, as established primarily by appraisal.

The 2003 intangible asset impairments charges relate to definite-lived intangible assets of $127,417 and indefinite-lived intangible assets of approximately $47,000. The definite-lived intangible assets relate primarily to developed technology and customer lists, and the indefinite-lived intangible assets primarily relate to trademarks. These intangible assets were primarily associated with the acquisitions of Lawter and McWhorter. As the undiscounted future cash flows could not support the carrying value of the definite-lived intangible assets, these assets were written down to fair value, as established primarily by appraisal. Indefinite-lived intangible assets were written down to fair value, as established by appraisal.

In 2004, Eastman entered into an agreement to sell certain businesses and product lines of the RIM business to an investor group led by Apollo Management LP. The estimated sales proceeds for the net assets to be sold were less than their carrying value. As a result, the Business assessed the impairment under the “held in use” model and determined that the sum of undiscounted future cash flows would not support the carrying value of the assets. As such, fixed assets and intangible assets were written down to fair value and an impairment charge was recorded in the amount of $63,878.

Restructuring Charges

Restructuring charges in 2002 and 2003 of $6,043 and $10,727, respectively, consist primarily of severance charges related to actual and probable involuntary separations resulting from decisions as part of the restructuring of Eastman discussed above and the annual budgeting process. During 2003, terminations related to actual and probable involuntary separations totaled approximately 200 employees. As of the end of 2003, approximately 150 of these terminations had been incurred, with the remaining primarily relating to previously announced consolidation and restructuring activities of certain European manufacturing sites that were completed prior to July 31, 2004.

In 2004, the Business recognized $7,229 in restructuring charges which included severance charges primarily related to separations stemming from the Eastman’s voluntary termination program announced in April 2004 and additional site closure costs of $2,616 related primarily to previously announced closures of the Waterford, Ireland and Bury, UK manufacturing facilities.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The following table summarizes the charges and changes in estimates described above, other asset impairments and restructuring charges, the non-cash reductions attributable to asset impairments, and the cash reductions in shutdown reserves for severance costs and site closure costs paid:

	Balance at January 1, 2002	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2002
Non-Cash Charges	$—	$1,700	$(1,700)	$—	$—
Severance costs	—	—	—		—
Site closure costs	—	6,043	—	(2,797)	3,246
Total	$—	$7,743	$(1,700)	$(2,797)	$3,246

	Balance at January 1, 2003	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2003
Non-Cash Charges	$—	$462,110	$(462,110)	$—	$—
Severance costs	—	7,727	—	(3,161)	4,566
Site closure costs	3,246	3,000	—	(6,246)	—
Total	$3,246	$472,837	$(462,110)	$(9,407)	$4,566

	Balance at January 1, 2004	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at July 31, 2004
Non-Cash Charges	$—	$63,878	$(63,878)	$—	$—
Severance costs	4,566	4,613		(8,475)	704
Site closure costs	—	2,616	—	(2,616)	—
Total	$4,566	$71,107	$(63,878)	$(11,091)	$704

13. Other Non-operating (Income) Expense, Net

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Other income	$(674)	$(2,158)	$(707)
Foreign exchange transaction (gains) losses	(1,363)	(1,183)	681
Other expenses	582	4,019	541

Total	$(1,455)	$678	$515

14. Transactions With Related and Certain Other Parties

Related Parties

The Business has entered into transactions with Eastman. Purchases from Eastman were approximately $43,000 for 2002, $43,000 for 2003, and $27,000 for the period from January 1, 2004 through July 31, 2004. See Note 2 regarding expenses allocated to the Business from Eastman. However, these transactions are not necessarily indicative of the costs and expenses that would have resulted if the RIM business had been operating as a separate entity.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Advances from Eastman

Advances from Eastman are long-term notes payable supported by contractual agreements, primarily a $536,000 note from Lawter International, Inc., a subsidiary included in the RIM business. All principal was due on May 1, 2009. Interest was payable annually at an interest rate equal to the one-month LIBOR. On July 31, 2004, the outstanding principal and interest balances were settled by a contribution to owner’s equity (deficit) by Eastman.

15. Income Taxes

Components of loss before the provision (benefit) for U.S. and other income taxes follow:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Loss before income taxes
United States	$(91,915)	$(462,582)	$(67,107)
Outside the United States	(7,773)	(103,734)	(24,405)

Total	$(99,688)	$(566,316)	$(91,512)

Provision (benefit) for income taxes
United States
Deferred	$(33,118)	$(61,487)	$—
Non-United States
Current	3,564	1,858	1,737
Deferred	818	433	(438)
State and other
Deferred	(2,841)	(5,274)	—

Total	$(31,577)	$(64,470)	$1,299

Differences between the provision (benefit) for income taxes and income taxes computed using the U.S. federal statutory income tax rate follow:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Amount computed using the statutory rate	$(34,891)	$(198,211)	$(32,029)
State income taxes, net	(2,841)	(12,020)	(1,988)
Foreign rate variance	1,462	10,677	(3,585)
Goodwill impairment	—	21,018	—
Valuation allowance	5,641	113,978	39,029
Other	(948)	88	(128)

Provision (benefit) for income taxes	$(31,577)	$(64,470)	$1,299

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The significant components of deferred tax assets and liabilities follow:

December 31, 2003
Deferred tax assets
Depreciation	$10,204
Purchase accounting	7,674
Net operating loss carry forwards	112,168
Other	6,763

Total deferred tax assets	136,809
Less valuation allowance	(113,846)

Deferred tax assets less valuation allowance	$22,963

Deferred tax liabilities
Depreciation	$13,072
Inventories	5,136
Purchase accounting adjustments	6,573
Other	7,655

Total deferred tax liabilities	$32,436

Net deferred tax liabilities	$9,473

For certain consolidated foreign subsidiaries, income and losses directly flow through to taxable income in the United States. These entities are also subject to taxation in the foreign tax jurisdictions. Net operating loss carryforwards exist to offset future taxable income in foreign tax jurisdictions and valuation allowances are provided to reduce deferred related tax assets if it is more likely than not that this benefit will not be realized. Changes in the estimated realizable amount of deferred tax assets associated with net operating losses for these entities could result in changes in the deferred tax asset valuation allowance in the foreign tax jurisdiction. At the same time, because these entities are also subject to tax in the United States, a deferred tax liability for the expected future taxable income will be established concurrently. Therefore, the impact of any reversal of valuation allowances on consolidated income tax expense will only be to the extent that there are differences between the United States statutory tax rate and the tax rate in the foreign jurisdiction.

At December 31, 2003, net operating loss carryforwards totaled $330,000. Of this total, $300,000 will expire in 3 to 20 years; $30,000 will never expire.

16. Segment Information

Using guidelines set forth in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Business has identified two reportable segments based on product line information: Resins and Inks.

Resins and Monomers (“Resins”)

The Resins segment manufactures materials for the coatings, composites, acrylics, and textile industries from 11 facilities in North America and Europe.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Inks

The Inks segment produces a variety of specialty polymers and other ink products through 6 facilities in North America, Europe and Asia.

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Revenues:
Resins	$454,612	$490,534	$336,059
Inks	196,453	187,815	104,092

Total	$651,065	$678,349	$440,151

Operating loss:
Resins	$(67,341)	$(314,323)	$(42,768)
Inks	(21,842)	(240,163)	(43,030)

Total	$(89,183)	$(554,486)	$(85,798)

Depreciation expense:
Resins	$21,075	$13,768	$2,428
Inks	7,902	3,243	1,642

Total	$28,977	$17,011	$4,070

Capital expenditures:
Resins	$34,731	$13,003	$7,409
Inks	15,042	6,712	3,154

Total	$49,773	$19,715	$10,563

At December 31, 2003
Assets:
Resins	$253,686
Inks	130,299

Total	$383,985

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Geographic Information
Revenues:
United States	$361,237	$334,502	$216,854
All foreign countries	289,828	343,847	223,297

Total	$651,065	$678,349	$440,151

At December 31, 2003
Property, plant and equipment, net
Unites States	$36,813
All foreign countries	93,439

Total	$130,252

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2005	2004
Net sales	€147,139	€134,947
Cost of goods sold	121,553	110,832

Gross margin	25,586	24,115

Distribution expense	4,318	3,993
Marketing expense	8,301	8,080
General and administrative expense	5,332	4,435
Research and development expense	2,832	2,698
Impairment of long-lived assets	0	2,317
Restructuring expense	608	353
Other operating expense, net	216	203

Income from operations	3,979	2,036
Other non-operating (expense) income	(38)	498
Interest expense, net	(604)	(508)
Affiliated interest income (expense), net	76	(65)

Income before income taxes, minority interest and equity in earnings of joint venture	3,413	1,961
Income tax expense	1,653	682

Income before minority interest and equity in earnings of joint venture	1,760	1,279
Minority interest loss, net of tax	(65)	(8)

Net income	€1,695	€1,271

Comprehensive income	€1,997	€2,379

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM BALANCE SHEETS

	Unaudited March 31, 2005	Audited December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	€7,871	€5,807
Accounts and notes receivable, net of allowance for doubtful accounts of €4,737 in 2005 and €4,194 in 2004	104,049	100,279
Accounts receivable from affiliates	17,422	17,319
Inventories, net of reserves of €1,340 in 2005 and €988 in 2004
Finished goods and work-in-process goods	53,776	46,363
Raw materials	32,602	32,271
Deferred income taxes, net	1,858	1,677
Prepaid tax expense	1,736	1,467
Other current assets	4,098	2,994

Total current assets	223,412	208,177
Property, plant and equipment, net	171,540	173,019
Goodwill	8,481	8,551
Other intangible assets	9,302	10,884
Deferred income taxes, net	1,664	2,098
Investments and other long-term assets	2,651	2,626

Total assets	€417,050	€405,355

LIABILITIES AND OWNER’S NET INVESTMENT
Current Liabilities:
Accounts payable	€45,331	€52,805
Accounts payable to affiliates	33	729
Debt payable within one year	28,400	25,353
Deferred income taxes, net	3,939	3,848
Accrued income tax	1,574	916
Accrued payroll and related withholdings	8,773	7,426
Other current liabilities	21,714	10,509

Total current liabilities	109,764	101,586
Long-term debt, net of current portion	26,329	28,204
Pensions and employees’ severance indemnities	81,580	80,490
Deferred income taxes, net	20,258	19,399
Other long-term liabilities	2,135	4,223
Minority interest	1,496	1,431

Total liabilities	241,562	235,333

Owner’s net investment	€175,488	€170,022

Total liabilities and owner’s net investment	€417,050	€405,355

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM STATEMENTS OF CHANGES IN OWNER’S

NET INVESTMENT AND COMPREHENSIVE INCOME (LOSS)

Owner’s Net Investment
Balance, January 1, 2005	€170,022

Comprehensive income
Net income	1,695
Foreign currency translation adjustments	355
Minimum pension liability (net of €35 tax)	(53)

Total comprehensive income	€1,997

Capital contributions
Workers council agreement contribution	4,000
Push down of trade tax and corporation tax expenses (benefits) retained by Rütgers	(577)
Other equity increase	46

Balance, March 31, 2005	€175,488

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	€1,695	€1,271

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Impairment of long-lived assets	0	2,317
Depreciation and amortization expense	5,997	6,600
Loss (gain) on sale of assets	180	(14)
Deferred income taxes	1,460	(2,359)
Other non-cash adjustments	132	123
Push down of parent company expenses (benefits)	(531)	3,175
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,030)	(1,102)
Inventories	(7,063)	(2,204)
Accounts payable	(8,775)	(4,493)
Income taxes	388	844
Other assets	(1,083)	(2,095)
Other liabilities	12,479	6,480
Other non-current assets and liabilities	(1,060)	(28,647)

Net cash provided by (used in) operating activities	(211)	(20,104)
Cash flows from investing activities:
Capital expenditures	(2,750)	(4,080)
(Purchase) Proceeds from sale of business	0	(134)
Proceeds from the sale of assets	64	321

Net cash (used in) provided by investing activities	(2,686)	(3,893)
Cash flows from financing activities:
Dividends paid to minorities	0	(134)
Transactions with Rütgers	811	(72,806)
Transactions related to Bozzetto	0	101,600
Workers council agreement contribution	4,000	0
Net short term borrowings	1,345	3,399
Repayments (proceeds) from long-term borrowings	0	101
Repayments of financing activities	(1,290)	(3,785)

Net cash provided by financing activities	4,866	28,375
Effect of exchange rate fluctuations on cash and cash equivalents	95	109
Net change in cash and cash equivalents	2,064	4,487
Cash and cash equivalents at beginning of period	5,807	5,385

Cash and cash equivalents at end of period	€7,871	€9,872

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statements

Note 1—Bakelite, its Operations and Basis of Presentation

The Resin Business of the Bakelite Group (“Bakelite”), wholly owned by Rütgers and, ultimately, RAG AG, manufactures and distributes epoxy and phenolic resins as well as moulding compounds in facilities located in Europe, North America, and Asia.

The Combined Interim Financial Statements of Bakelite, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as of and for the periods presented include all assets, liabilities, revenues, expenses and cash flows directly attributable to the Resin Business of the Bakelite Group, subject to the elimination of intercompany accounts and transactions. In addition, certain expenses of Rütgers and the utilization of certain tax benefits by Rütgers are included in the unaudited Combined Interim Financial Statements in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances (“SAB 54”). The expenses pushed down in the Combined Interim Financial Statements primarily relate to certain tax expenses, and tax benefits and cost of administrative services provided to Bakelite by Rütgers. The effects of common control transactions, to the extent appropriate, are also reflected as a component of equity.

The Combined Interim Financial Statements do not include the non-resin business of Bakelite, specifically Giovanni Bozzetto S.p.A. and its subsidiaries (“Bozzetto”). In relation to Bakelite, Bozzetto was dissimilar in its nature of business, autonomously managed and financed, and had no significant common facilities and costs. Dividends received from Bozzetto, net of related taxes, and the cash proceeds received from the sale of Bozzetto to private equity investors in February 2004 have been presented as capital contributions in the unaudited Combined Statements of Changes in Owner’s Net Investment. Cash flows associated with Bozzetto have been characterized as financing transactions with Rütgers in the unaudited Combined Statements of Cash Flows.

Transactions between Bakelite and other RAG AG companies, including Rütgers, have been identified in the Unaudited Interim Combined Financial Statements as transactions between related parties.

The remaining outstanding shares of Bakelite Ibérica S.A. were acquired for €134 in March 2004 from a third party. In May 2004, the remaining outstanding shares of Bakelite Italia S.p.A. (€159) and Bakelite Polymers UK Ltd. (for consideration of less than €1) were acquired from Rütgers. The difference between the purchase price and the minority interest carrying value was recorded as a capital contribution from Rütgers.

At the end of 2004, all appropriate corporate bodies of Bakelite approved an agreement for the sale of the shares of Bakelite AG to Borden Chemical, Inc. (Note 10).

Note 2—Significant Accounting Policies

The Combined Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which Bakelite’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the US have been condensed or omitted pursuant to Securities and Exchange Commission (“SEC”) accounting rules and regulations. The result of operations for the three months ended March 31, 2005 may not necessarily be indicative of the operating results that may be incurred for the entire year. The Combined Interim Financial Statements contained herein should be read in conjunction with the Combined Financial Statements and notes thereto for the years ended December 31, 2004.

Consolidation of Variable Interest Entities (FIN 46R). FIN 46 R includes additional new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

entity’s economic risks and rewards. Bakelite, as a non-public entity (as defined under FIN 46R) was required to apply this interpretation in its entirety as of January 1, 2005 and immediately to variable interest entities created or modified on or after January 1, 2004. The adoption of FIN 46R did not have a material impact on the financial position, results of operations or cash flows.

Note 3—Impairment of long-lived assets

The impairment recorded in the first quarter at 2004 at Bakelite AG relates to the steam production plant supplied by EVO. In 2003, Bakelite decided that the steam production from a planned formaline plant would be sufficient to supply its steam needs.

In April 2004, Bakelite, Rütgers Chemicals AG (“RC”), a wholly owned subsidiary of Rütgers, and the lessor entered into a tripartite agreement to transfer Bakelite’s benefits and obligations under the lease arrangement to RC. The steam plant, as an asset to be distributed to RC, was reduced to its fair value prior to the transfer. As such, an impairment loss of €2,317 was recognized at the time management determined the steam plant would be transferred to RC, as the carrying amount of the asset exceeded its fair value.

Note 4—Pensions and employees’ severance indemnities

Bakelite maintains various defined benefit and defined contribution pension plans covering its employees worldwide. In Germany, these plans are based on fixed benefits (defined benefit pension plans), while in certain other countries, there are defined contribution pension plans. Furthermore, the Italian and Korean subsidiaries provide severance indemnity benefits to employees.

The benefit plans are unfunded. The net cost of the defined benefit pension plans and employee severance indemnities recognized for the three month periods ended March 31, 2005 and 2004 consisted of the following components:

	Three months ended March 31,
	2005	2004
Service Cost	€638	€654
Interest Cost	962	1,048
Amortization of transition obligation	0	0
Amortization of net (gain) loss	32	3

Total	€1,632	€1,705

At December 31, 2003, Bakelite and Rütgers agreed to transfer certain pension obligations for retirees from Bakelite to Rütgers for a payment of €33,535, which was based on the German GAAP pension obligation. Although the agreement was made, the obligation will not be released until individual employees release Bakelite as primary obligor. The transfer and settlement of a portion of the obligation took place during 2004, when the majority of the pensioners released Bakelite as primary obligor. The remaining pensioners are not expected to release Bakelite as primary obligor.

As a result of the pension transfer Bakelite’s projected benefit obligation as of December 31, 2004, reduced by €32,339 for the year ended December 31, 2004, which consisted of €29,087 accrued pension cost, and €3,252 unrecognized loss. The difference between the €27,472 agreed payment and €29,087 of accrued pension cost for those employees was recorded as a capital contribution of €1,615 during the year ended December 31, 2004.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

Note 5—Income taxes

Income tax expense 2004—Bakelite has recorded a tax expense as of March 31, 2004 of €682, resulting in an effective tax rate of 34.8%. The items causing a difference in the effective tax rate from the statutory tax rate of 39.9% are non deductible expenses, income being taxed in jurisdictions less that the statutory rate of the 39.9% and a reduction in income tax rates in several countries. Because Bakelite is in a net deferred tax liability position, the reduction in tax rates resulted in a benefit being recorded to tax expenses.

Income tax expense 2005—Bakelite has recorded a tax expense as of March 31, 2005 of €1,653 resulting in an effective tax rate of 48.45%. The items causing a difference in the effective tax rate from the statutory tax rate of 39.9% are non deductible expenses, valuation allowances and additional local and municipal taxes accrued in Italy.

Note 6—Restructuring provisions

Restructuring Project 2003. In November 2003 Bakelite initiated a restructuring program designed to improve operating efficiency of its worldwide facilities and reduce the fixed-cost base of primarily the German and Italian operations. This goal will be achieved by headcount reductions, salary adjustments and streamlining of manufacturing and general administrative functions. Total costs incurred for involuntary terminations were €353 for the three month period ended March 31, 2004, which are recorded in Restructuring expense in the Combined Statements of Operations.

Restructuring Project 2005. In 2005, Bakelite initiated additional restructuring activities designed to increase profitability through structural changes and process improvement in Italy. The restructuring plan consists of reducing headcount and streamlining processes. Bakelite Italy has scheduled a total headcount reduction of 16 employees. As of March 31, 2005 a headcount reduction was achieved through involuntary terminations of 6 employees. Total costs incurred for involuntary terminations (quantity of 16 employees) were €608.

The following table reflects the changes in the restructuring provisions for the three months ended March 31, 2005 and 2004:

	Restructuring Project 2005	Restructuring Project 2003	Total
Three Months Ended March 31, 2004
January 1, 2004	€0	€883	€883
Additions	0	353	353
Utilization	0	(632)	(632)

March 31, 2004	€0	€604	€604

Three Months Ended March 31, 2005
January 1, 2005	0	416	416
Additions	608	0	608
Utilization	(188)	(185)	(373)

March 31, 2005	€420	€231	€651

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

Note 7—Guarantees and Indemnifications

Standard Guarantees / Indemnifications: In the ordinary course of business, Bakelite enters into numerous agreements that contain standard guarantees and indemnities whereby Bakelite indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements and (v) agreements with public authorities on subsidies received for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements and (v) governments or agencies subsidizing research or development.

Bakelite has not entered into any significant agreements subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees: Bakelite AG has issued letters of comfort for €10,818 of bank debt of several non-German subsidiaries. In addition, Bakelite AG guarantees the open payables from certain vendors of Bakelite Korea and Bakelite s.r.o. related to the purchase of raw materials.

Furthermore, Rütgers has issued letters of comfort for bank and lease debt and other liabilities of Bakelite AG, Bakelite Italia, Bakelite Korea, Bakelite Oy and Bakelite UK for liabilities totalling €39,629 at March 31, 2005. These letters of comfort are intended to be terminated prior to the consummation of the sale of Bakelite to Borden Chemical, Inc. (Note 10).

The purchase agreement for the acquisition of order books from Neste-Meerbeck contained contingent consideration of €1,398 as of March, 31, 2005.

Warranties: Bakelite does not make express warranties on its products, other than that they comply with Bakelite’s specifications; therefore, Bakelite does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenue.

Note 8—Commitments and Contingencies

Environmental commitments and contingencies. Bakelite has responsibilities for environmental cleanup under various state, local and federal laws in the countries in which it operates as a result of Bakelite’s operations that involve the use, handling, processing, storage, transportation and disposal of hazardous materials. Based on management’s estimates, which are determined through historical experience, Bakelite has recorded liabilities of €264 and €724 at March 31, 2005 and March 31, 2004, respectively, for all probable and estimable environmental remediation activities. These accruals primarily represent two cases at the Solbiate, Italy site where remediation was performed for asbestos-containing materials identified on site and where remediation was assessed by local authorities for cumene contamination discovered. The removal of asbestos-containing materials for insulation on pipeline began in 2003 and was finalized in August 2004. This removal was not required under local law but was carried out voluntarily. The cumene contamination was discovered in 1998 and remediation began in 2000 after investigations by Bakelite and the authorities were finalized. During 2003, it was determined that the remediation procedures carried out since 1998 would be insufficient and further remediation would be required. Based on an agreement with the authorities, the current remediation measures are to be finalized by 2007 and will be performed in stages in the contaminated area. Parallel to the remediation measure, a

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

groundwater monitoring program has been started in 1999 and is ongoing. The accrual contains costs for both the remediation and the monitoring program. For both of these cases management believes the accruals are sufficient to meet the remediation and monitoring activities. Furthermore, management believes it is remote that further remediation or assessments will be made with regard to these contaminations.

The following table summarizes the activity in Bakelite’s accrued obligations for environmental matters for the three months ended March 31, 2005 and 2004:

	March 31	March 31
	2005	2004
Accrued obligations for environmental matters
Balance at January 1	€288	€760
Charges against reserve	(24)	(36)

Total accrued obligations for environmental matters	€264	€724

At the Bakelite’s site in Duisburg, Germany, a significant tar contamination is located underneath Bakelite’s facilities that are shared with Rütgers Chemicals AG, a subsidiary of Rütgers. This contamination resulted from the demolition of a tar distillation facility located on that site. Although Rütgers Chemicals AG and Bakelite are in discussion with local authorities concerning a proposed remediation plan, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. For the past 10 years Bakelite has taken part in investigation activities to determine the environmental impact of the tar pollution. These costs of investigation have been contractually shared by Rütgers Chemicals AG (70%) and by Bakelite (30%). Management believes it is unlikely that Bakelite will have to take extensive actions for remediation. If extensive actions were to be required by the local authorities, management estimates the range of exposure to be between €200—€500 a year and the cost will be borne by Rütgers Chemicals AG after the acquisition of Bakelite by Borden (except for a portion of up to €180 per year between 2005 and 2007, which will be borne by Bakelite).

For all other environmental risks to which Bakelite is exposed, management believes it is remote that litigation, assessments or claims will be filed against Bakelite in the future. Management believes these environmental risks cannot be estimated as there has been no indication of required remediation or possible future litigation. However, if litigation or remediation is threatened, the assessment could have a material affect on Bakelite’s results of operations or cash flows in the period of assessment.

Rütgers contractually agreed to provide indemnifications to Borden Chemicals, Inc. with respect to certain environmental liabilities. These indemnifications will be subject to exceptions and limitations.

Customer claims and other litigation. In addition to the environmental-related legal matters discussed above, Bakelite is subject to various product liability, commercial and employment litigation and other legal matters which are considered to be in the ordinary course of business. Bakelite has reserved €384 and €360 at March 31, 2005 and December 31, 2004, respectively, relating to an accident at a plant in Spain and the infringement of a patent in Finland. Furthermore the main German subsidiary faces several pending legal actions initiated by employees for protection against dismissal.

A claim has been filed against the Spanish subsidiary regarding an accident at the Salcedo Plant which caused the death of an employee of an external contractor. Management has assessed that an unfavorable outcome is probable and has recorded an accrual for the pending claim. In 2001, Ruutteri Oy filed a claim against

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

Bakelite Oy, for the infringement of a patent. Bakelite filed a lawsuit to nullify the patent, which was dismissed. Therefore an unfavorable outcome is probable, and an accrual has been recorded for the estimated settlement amount. Bakelite has not taken into consideration insurance coverage or any anticipated recoveries from third parties in determining the reserve for legal matters.

In Italy, there have been several civil law claims filed against Bakelite related to asbestos-containing materials that were used in production. Italian regulations provide a general fund to pay damages related to asbestos claims by employees, former employees or surviving family members. The surviving family members of two former employees have initiated legal claims against Bakelite, in addition to their claim against the general fund. It is currently unclear whether a claim against Bakelite will be accepted by the Court, or to what damages Bakelite may be exposed. Furthermore, there is another asbestos related employee claim against the Spanish subsidiary. For all of the asbestos related claims, management has assessed the outcome of the litigation to be favorable, and therefore no accrual has been recorded by Bakelite.

For all other legal matters outstanding, most of which are related to product liability, management believes it is remote the outcome will be unfavorable and thus has not recorded an accrual.

Note 9—Related Parties

In 2004, and effective in the first quarter of 2005, an agreement was reached between Rütgers, Bakelite AG, and the Company’s workers council to compensate certain Bakelite employees for economic impacts relating to the cancellation of certain old workers council agreements. Based on the new compensation agreement, Rütgers has contributed € 4,000 to Bakelite for the costs that will be paid out by Bakelite to its affected employees.

Note 10—Subsequent events

On April 12, 2005 the European Commission cleared the proposed acquisition of Bakelite AG by Borden Chemical, Inc. which is owned by affiliates of the private investment firm Apollo Management, L.P., subject to conditions. The Commission found that the proposed transaction could give rise to competition concerns in the fields of phenolic resins for refractory materials and reactive diluents for epoxy systems. However, the parties have offered remedies that alleviate the concerns identified by the Commission. Specifically, the parties agreed to license a “technology package” to their customers, who could then sub-license it to alternative suppliers. In addition, the parties offered to enter into long term supply agreements to secure supply and pricing conditions for Cardura™, a specific type of diluent, with any direct customer which uses it in epoxy formulated systems.

Borden Chemical, Inc. on April 29, 2005 announced it has completed its acquisition of Bakelite AG from its parent company, Rütgers AG. The Bakelite business will continue to be headquartered in Iserlohn-Letmathe, Germany. Upon completion of those transactions, the new combined company will be named Hexion Specialty Chemicals, Inc. “Hexion” Completion of the combination is subject to customary closing conditions including certain regulatory approvals. Borden Chemical, Resolution Performance Products LLC, Resolution Specialty Materials LLC and Bakelite AG will continue to operate independently until those conditions are satisfied.

Under sale and transfer agreements dated May 2005, Bakelite AG has sold an interest of 99.9% in Bakelite s.r.o., Czech Republic, to National Borden Chemical Germany GmbH and all shares in Bakelite North America Holding Corp. to Borden Chemical, Inc., Columbus/Ohio.

Report of Independent Auditors

To the Supervisory Board and the Owners of the Resin Business of the Bakelite Group:

We have audited the accompanying Combined Balance Sheets of the Resin Business of the Bakelite Group (“Bakelite”) as of December 31, 2004 and 2003, and the related Combined Statements of Operations, Changes in Owner’s Net Investment and Comprehensive Income (Loss) and of Cash Flows for the years ended December 31, 2004, 2003 and 2002. These Combined Financial Statements are the responsibility of Bakelite’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the financial position of the Resin Business of the Bakelite Group at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the Combined Financial Statements, effective January 1, 2002, the Resin Business of the Bakelite Group changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Düsseldorf, April 29, 2005

PwC Deutsche Revision

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

/s/ E. Sprinkmeier	/s/ ppa. Mosko
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Accountant]	[German Public Accountant]

Resin Business of the Bakelite Group

COMBINED STATEMENTS OF OPERATIONS

(Euro amounts in thousands unless otherwise stated)

	Year ended December 31,
	2004	2003	2002
Net sales	€560,203	€515,232	€503,987
Cost of goods sold	460,469	430,374	400,554

Gross margin	99,734	84,858	103,433

Distribution expense	15,154	15,725	16,197
Marketing expense	33,736	37,397	33,452
General and administrative expense	20,664	24,961	22,396
Research and development expense	11,456	12,258	11,981
Impairment of long-lived assets	10,058	20,701	4,079
Goodwill impairments	5,883	—	2,920
Restructuring expense	573	1,650	270
Other operating expense, net	1,702	4,085	1,834

Income (loss) from operations	508	(31,919)	10,304
Other non-operating income (expense)	559	(338)	(176)
Interest expense, net	(3,173)	(3,398)	(2,924)
Affiliated interest income (expense), net	621	(661)	(1,288)

Income (loss) before income taxes	(1,485)	(36,316)	5,916
Income tax (expense) benefit	(661)	11,096	(3,160)

(Loss) income before minority interest and equity in earnings of joint venture	(2,146)	(25,220)	2,756
Minority interest (loss) net of tax	(94)	(18)	(5)
Equity in (loss) earnings of joint venture	(5)	326	1,282

(Loss) income before cumulative effect of change in accounting principle	(2,245)	(24,912)	4,033
Cumulative effect of change in accounting principle	—	—	(4,381)

Net (loss)	€(2,245)	€(24,912)	€(348)

Comprehensive income (loss)	€(1,096)	€(28,694)	€(1,505)

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

COMBINED BALANCE SHEETS

(Euro amounts in thousands unless otherwise stated)

	December 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	€5,807	€5,385
Accounts and notes receivable, net of allowance for doubtful accounts of €4,194 in 2004 and €3,161 in 2003	100,279	90,562
Accounts receivable from affiliates	17,319	1,512
Inventories, net of reserves of €988 in 2004 and €1,596 in 2003
Finished and in-process goods	46,363	40,929
Raw materials	32,271	25,841
Deferred income taxes, net	1,677	2,028
Prepaid tax expense	1,467	8,318
Other current assets	2,994	1,903

Total current assets	208,177	176,478

Property, plant and equipment, net	173,019	190,632
Goodwill	8,551	14,764
Other intangible assets	10,884	20,025
Deferred income taxes	2,098	1,642
Investments and other long-term assets	2,626	3,790

Total assets	€405,355	€407,331

LIABILITIES AND OWNER’S NET INVESTMENT
Current Liabilities:
Accounts payable	€52,805	€43,067
Accounts payable to affiliates	729	20,147
Debt payable within one year	25,353	21,697
Deferred income taxes, net	3,848	14,398
Accrued income tax	916	6,279
Accrued payroll and related withholdings	7,426	7,750
Other current liabilities	10,509	16,896

Total current liabilities	101,586	130,234

Long-term debt, net of current portion	28,204	43,320
Pensions and employees’ severance indemnities	80,490	106,827
Deferred income taxes, net	19,399	15,215
Other long-term liabilities	4,223	9,738
Minority interest	1,431	1,891

Total liabilities	235,333	307,225
Commitments and contingencies (Note 13)
Owner’s net investment	170,022	100,106

Total liabilities and owner’s net investment	€405,355	€407,331

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

COMBINED STATEMENTS OF CHANGES IN OWNER’S NET INVESTMENT AND

COMPREHENSIVE INCOME (LOSS)

(Euro amounts in thousands unless otherwise stated)

Owner’s Net Investment
Balances, January 1, 2002	€118,863

Comprehensive loss
Net loss	(348)
Foreign currency translation adjustments	(778)
Minimum pension liability (net of €251 tax)	(379)

Total comprehensive loss	€(1,505)
Capital contribution
Payment of dividends by Bozetto S.p.A., net of distributions to minority shareholders	5,417
Push down of trade tax expenses retained by Rütgers	1,042
Other equity increases	1,026
Dividend distribution to Rütgers	(10,715)

Balance, December 31, 2002	€114,128

Comprehensive loss
Net loss	(24,912)
Foreign currency translation adjustments	(1,558)
Minimum pension liability (net of €1,552 tax)	(2,224)

Total comprehensive loss	€(28,694)

Capital contributions
Funding under profit and loss transfer agreements with Rütgers	16,341
Payment of dividends by Bozetto S.p.A., net of distributions to minority shareholders	13,401
Push down of trade tax expenses and tax benefits retained by Rütgers	(5,762)
Purchase of remaining interest in Bozzetto	(10,397)
Other equity increases	1,089

Balance, December 31, 2003	€100,106

Comprehensive loss
Net loss	(2,245)
Foreign currency translation adjustments	419
Minimum pension liability (net of €(486) tax)	730

Total comprehensive loss	€(1,096)
Capital contributions
Proceeds from sale of Bozzetto S.p.A.	101,685
Push down of trade tax and corporation tax expenses retained by Rütgers	3,253
Pension transfer to Rütgers (net of €634 tax)	981
Other equity increases	359

Dividend distribution to Rütgers	(33,658)
Dividend of EVO steam capital lease to Rütgers (net of €1,039 tax)	(1,608)

Balance, December 31, 2004	€170,022

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

COMBINED STATEMENTS OF CASH FLOWS

(Euro amounts in thousands unless otherwise stated)

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net (loss)	€(2,245)	€(24,912)	€(348)

Adjustments to reconcile net loss to net cash provided by operating activities:

Impairment of long-lived assets	10,058	20,701	4,079
Goodwill impairments	5,883	—	2,920
Depreciation and amortization expense	26,516	35,777	30,744
Loss (gain) on sale of assets	(233)	1,358	(795)
Cumulative effect of change in accounting principle	—	—	4,381
Deferred income taxes	(4,178)	(6,871)	6,860
Dividends from joint ventures net of equity earnings	22	(83)	713
Push down of parent company expenses	3,437	(5,389)	1,648
Other non-cash adjustments	134	18	5
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(6,881)	6,854	(8,202)
Inventories	(11,766)	(411)	(3,284)
Accounts payable	9,587	(2,181)	6,002
Income taxes	1,490	2,279	(6,666)
Other assets	(496)	(2,533)	1,557
Other liabilities	(6,764)	2,292	4,188
Other non-current assets	(26,015)	2,349	(1,878)

Net cash provided by operating activities	(1,451)	29,248	41,924

Cash flows from investing activities:
Capital expenditures	(21,369)	(31,410)	(33,518)
Proceeds from the sale assets	2,453	778	3,804
Purchase of Bakelite Korea	—	—	(18,522)
Purchase of minority interests	(294)	—	(3,715)

Net cash (used) in investing activities	(19,210)	(30,632)	(51,951)

Cash flows from financing activities:
Transactions with Rütgers (Note 16)	(70,578)	(5,767)	(14,078)
Transactions related to Bozetto	101,685	3,003	5,417
Net short term borrowings	5,385	1,188	11,306
Proceeds from long-term borrowings	145	10,510	13,563
Repayments of financing activities	(15,120)	(8,653)	(12,127)
Dividends paid to minorities	(379)	(390)	(232)
Other cash flows from financing activities	—	—	426

Net cash (used in) provided by financing activities	21,138	(109)	4,275
Effect of exchange rate fluctuations on cash and cash equivalents	(55)	(193)	(260)
Net change in cash and cash equivalents	422	(1,686)	(6,012)
Cash and cash equivalents at beginning of period	5,385	7,071	13,083

Cash and cash equivalents at end of period	€5,807	€5,385	€7,071

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements

(Euro amounts in thousands unless otherwise stated)

Note 1—Bakelite, its Operations and Basis of Presentation

The Resin Business of the Bakelite Group (“Bakelite”), wholly owned by Rütgers and, ultimately, RAG AG, manufactures and distributes epoxy and phenolic resins as well as moulding compounds in facilities located in Europe, North America, and Asia. Bakelite is headquartered in Iserlohn-Letmathe, Germany. The Combined Financial Statements as of and for the periods presented comprise the following subsidiaries of Bakelite and the joint venture Rütgers Plenco LLC (activities terminated in 2003) that are entirely dedicated to the resin business:

Legal entity	Percentage of Ownership*	Country of Incorporation
Bakelite Aktiengesellschaft (AG)	100%	Germany
MGS Kunstharzprodukte GmbH	100%	Germany
Bakelite North America Holding Corp.	100%	United States of America
Bakelite Epoxy Polymers Corp.	100%	United States of America
Bakelite Italia S.p.A.	100%	Italy
Taro Plast S.p.A.	100%	Italy
Bakelite Ibérica S.A.	100%	Spain
Bakelite Oy	100%	Finland
Bakelite s.r.o.	100%	Czech Republic
Bakelite Polymers UK Ltd.	100%	United Kingdom
Bakelite Korea Co., Ltd.	100%	Korea
InfraTec Duisburg GmbH	70%	Germany

*	as of December 31, 2004

The Combined Financial Statements of Bakelite, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as of and for the periods presented include all assets, liabilities, revenues, expenses and cash flows directly attributable to the legal entities above, subject to the elimination of intercompany accounts and transactions. In addition, certain expenses of Rütgers and the utilization of certain tax benefits by Rütgers are included in the Combined Financial Statements in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances (“SAB 54”). The expenses pushed down in the Combined Financial Statements primarily relate to certain tax expenses, and tax benefits and cost of administrative services provided to Bakelite by Rütgers (Note 15). The effects of common control transactions, to the extent appropriate, are also reflected as a component of equity.

Bakelite Korea Co., Ltd (“BAK”) was acquired in May 2002 and Bakelite Epoxy Polymers Corp. began operations in January 2003. InfraTec was founded in December 2003 and began operations in January 2004. Their financial information is included in the Combined Financial Statements as of the date of acquisition or commencement of operations. In January 2002, Bakelite acquired the remaining 30% interest of Taro Plast S.p.A. for €3,715. The remaining outstanding shares of Bakelite Ibérica S.A. were acquired for €134 in March 2004 from a third party. In May 2004, the remaining outstanding shares of Bakelite Italia S.p.A. for consideration of €160 and Bakelite Polymers UK Ltd. for consideration of less than €1 were acquired from Rütgers. The Rütgers Plenco LLC joint venture agreement was terminated December 2003.

The Combined Financial Statements do not include the non-resin business of Bakelite, specifically Giovanni Bozzetto S.p.A. and its subsidiaries (“Bozzetto”). In relation to Bakelite, Bozzetto was dissimilar in its nature of business, autonomously managed and financed, and had no significant common facilities and costs. Dividends received from Bozzetto, net of related taxes, and the cash proceeds received from the sale of Bozzetto to private equity investors in February 2004 have been presented as capital contributions in the Combined Statements of

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Changes in Owner’s Net Investment. Cash flows associated with Bozzetto have been characterized as financing transactions with Rütgers in the Combined Statements of Cash Flows.

Transactions between Bakelite and other RAG AG companies, including Rütgers, have been identified and disclosed in the Combined Financial Statements as transactions between related parties.

At the end of 2004, all appropriate corporate bodies of Bakelite approved an agreement for the sale of the shares of Bakelite AG to Borden Chemical, Inc. (Note 17).

Note 2—Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the accompanying Combined Financial Statements is presented below.

Fiscal year. Bakelite’s fiscal year ends on December 31 with the exception of Bakelite Korea Co., Ltd., an entity for which the fiscal year ends on November 30.

Use of estimates. The preparation of the Combined Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amount of revenues and expenses during the reporting periods. Some of the more significant estimates include pension obligations, environmental remediation, legal liabilities, doubtful accounts, inventory valuation reserves, depreciable lives of assets, amortization periods, allocation of assets and liabilities to reporting units, asset impairments, deferred tax assets and liabilities and related valuation allowance, income tax accruals, provisions and contingencies. Actual results could differ from those estimates.

Foreign currency. The functional currency of operations outside of Germany has been determined to be the local currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates of the period. The effects of these translation adjustments are reported within comprehensive income (loss), a component of Owner’s Net Investment.

Exchange losses arising from transactions denominated in a currency other than the functional currency of the entity involved, as well as the fair value adjustment of forward exchange contracts, are included in Other operating expense, net, in the Combined Statements of Operations. In addition, Bakelite incurred realized and unrealized net foreign transaction losses aggregating €754, €32 and €808 in 2004, 2003 and 2002, respectively.

Other comprehensive income (loss). In addition to Net loss, comprehensive income (loss) includes charges or credits to equity that are not the result of transactions with shareholders. Other comprehensive income (loss) relates to foreign currency translation adjustments from Bakelite’s foreign subsidiaries and the minimum pension liability. Components of other comprehensive income (loss) are included within the Combined Statements of Changes in Owner’s Net Investment and Comprehensive Income (Loss).

Cash and cash equivalents. Cash and cash equivalents consist of all highly liquid investments that are readily convertible into cash and have original maturities of three months or less. At December 31, 2004, Bakelite had no material investment in cash equivalent instruments. Certain non-German entities are parties to cash pooling arrangements with Bakelite AG under which these entities transfer any unused cash balances to

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Bakelite AG on a monthly basis. The German entities are direct or indirect parties to cash pooling arrangements with Rütgers. Under these agreements any cash balance is ultimately cleared from Bakelite AG to Rütgers on a daily basis (Notes 15 and 16).

Accounts receivable. Collectibility of accounts receivable is regularly reviewed and is based upon management’s knowledge of customers and compliance with credit terms. In addition, Bakelite AG, MGS Kunstharzprodukte, Bakelite Korea Co., Bakelite Ibérica and Bakelite Polymers UK Ltd. have credit insurance policies which cover substantial portions of Bakelite’s trade receivables. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding expense included in Other operating expense, net. Accounts receivable and related allowance balances are written off when management deems them uncollectible and there is no or insufficient insurance. During the periods presented, certain of Bakelite’s subsidiaries had arrangements in place that allowed for the transfer of trade receivables to the bank, on a recourse basis, in order to receive cash. Proceeds received under these arrangements have been accounted for as secured borrowings.

Inventories. Inventories are carried at the lower of cost or market value. Cost is determined using the first in, first out method. In addition to direct material and direct labour costs, certain overhead and production expenses are included in inventory. Inventory reserves are provided for slow moving, obsolete and excess items.

Property, plant and equipment. Property, plant and equipment are stated at historical cost net of impairment recognized, and less accumulated depreciation. Additions and improvements are capitalized; maintenance and repairs are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in the Statement of Operations. The cost of property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets:

Category	Depreciation period
Buildings	10-50
Machinery and equipment	3-25
Leasehold improvements	10-25

Interest is capitalized for assets under construction. The total amount of interest capitalized was €347, €327 and €428 for the years ended December 31, 2004, 2003 and 2002, respectively.

Bakelite elected early adoption of Financial Accounting Standards Board (“FASB”) Statement No. 143, Accounting for Asset Retirement Obligations (“FAS 143”), as of January 1, 2001, which requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the estimated cost of retiring the asset as part of the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

Intangible assets. Intangible assets, which primarily consist of customer lists, software licenses and patents, are identifiable finite-lived assets. These assets are amortized on a straight-line basis over their estimated useful lives of 3 to 10 years.

Goodwill. The excess purchase price over net tangible and identifiable intangible assets of acquired businesses is carried as goodwill on the Combined Balance Sheets. Effective January 1, 2002, Bakelite adopted FASB Statement No. FAS 142, Goodwill and Other Intangible Assets, (“FAS 142”), which requires companies

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

to cease amortizing goodwill. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 20-year period.

Impairment. FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of FAS 142 and at least annually thereafter. Bakelite performed the required annual impairment tests as of December 31. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired (Note 6).

The testing of goodwill for impairment involves two steps:

•	The first step is to compare each reporting unit’s fair value with its carrying amount, including goodwill. Bakelite determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data used for internal reporting purposes. The model uses the discounted cash flow method and market comparables. If a reporting unit’s carrying amount exceeds its fair value, this indicates that goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with FAS 141. The remaining unallocated purchase price is the implied fair value of the reporting unit’s goodwill. If the implied fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

Effective January 1, 2002, Bakelite adopted FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”), which requires that long-lived assets, including property, plant and equipment and finite-lived intangible assets, be reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Long-lived assets to be disposed of by sale are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased. For these impairment reviews, Bakelite determines the fair value of its assets groups based on a valuation model that draws on medium-term planning data used for internal reporting purposes. The model uses the discounted cash flow method to determine fair value.

Environmental liabilities. Bakelite is subject to stringent laws and regulations in the various countries in which it operates. Management, on a periodic basis throughout the year, evaluates the liability for future environmental remediation costs. Bakelite accrues amounts for environmental remediation costs, which represent management’s best estimate of the probable and reasonably estimable costs relating to environmental remediation. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on Bakelite’s competitive or financial position. However, such costs could be material to results of operations in a particular future year (Note 13).

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Income taxes. During the periods presented, the German entities did not file separate tax returns as they are included in the tax grouping of the ultimate parent company, RAG AG. The income tax provision in the Combined Financial Statements reflects Bakelite’s income taxes calculated as if on a stand-alone basis. Such provisions differ from the amounts currently receivable or payable because certain items of income are recognized in different time periods for financial reporting purposes than for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Bakelite records a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be realized.

Revenue recognition. In accordance with US GAAP, including SAB No. 104, Revenue Recognition (“SAB 104”), Bakelite recognizes revenues from sales of products when there is evidence of a sales agreement, the delivery of goods has occurred (i.e. title and risk have been transferred), the sales price is fixed or determinable and collectibility is reasonably assured. Estimates for returns, incentive rebates and other allowances are recorded as a reduction of revenues in the period the related revenues are recorded. These estimates are based upon historical experience and information currently available to management with respect to business and economic trends. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Price reduction incentives granted to customers upon the achievement of specified purchase volumes are recorded as a reduction of sales as they are earned by customers. Bakelite adopted EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) which had no material impact on reported results.

Shipping and Handling. Bakelite records freight billed to customers in net sales. Shipping costs are incurred to move Bakelite’s products from production and storage facilities to the customers. Shipping costs are classified as Distribution expense in the Combined Statements of Operations and totalled €15,154, €15,725 and €16,197 for the years ended December 31, 2004, 2003 and 2002, respectively. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally includes costs to store, move and prepare the products for shipment. Handling costs are classified as a Cost of goods sold.

Advertising. Advertising costs include advertising, promotion and trade fair costs, which are expensed as incurred. Costs incurred were €1,114, €908 and €1,059 for the years ended December 31, 2004, 2003 and 2002, respectively.

Legal costs. Bakelite expenses legal costs in the period in which the costs are incurred. Legal costs incurred for outstanding claims were €48, €37 and €20 for the years ended December 31, 2004, 2003 and 2002, respectively.

Research and development. Amounts spent by Bakelite for research and development efforts are expensed as incurred. Research and development costs amounted to €11,456 in 2004, €12,258 in 2003 and €11,981 in 2002 and related primarily to internal costs for salaries, direct overhead costs and outside vendor fees.

Derivative financial instruments. Bakelite accounts for derivative financial instruments in accordance with FASB Statement No. 133, Accounting for Derivative Instrument and Hedging Activities (“FAS 133”), which requires that all derivatives are recognized as either assets or liabilities in the Combined Balance Sheets and recorded at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. During the years presented, Bakelite did not have derivative financial instruments designated and qualifying for hedge accounting

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

under FAS 133. Bakelite uses forward foreign currency contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows and foreign exchange receivables. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. Bakelite also uses interest rate swaps to hedge its variable cash outflows from debt instruments. All of Bakelite’s derivative financial instruments are recorded at fair value based upon quoted market prices for comparable instruments. Bakelite does not utilize financial instruments for trading or speculative purposes (Notes 10 and 11).

Concentration of credit risk. Financial instruments that potentially subject Bakelite to concentrations of credit risk include cash and cash equivalents and accounts receivable. Bakelite places its temporary cash investments with Rütgers, Bakelite’s parent. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising Bakelite’s customer base and their dispersion across many different industries and geographies. Bakelite requires collateral or other security to support customer receivables as deemed necessary for selected customers. Bakelite is exposed to credit (or repayment) risk and market risk through the use of derivative instruments (Note 10).

General insurance. Bakelite maintains insurance policies for certain items exceeding deductible limits, including property damage, business interruption, environmental liability, product liability, credit risk and directors and officers.

Guarantees. Bakelite accounts for guarantees in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies (“FAS 5”), relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The recognition provisions of FIN 45 became effective for any guarantees that are issued or modified after December 31, 2002 (Note 12).

Recent accounting pronouncements. In January 2003, the FASB issued FASB Interpretation FIN 46, Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin No. 51, Combined Financial Statements (“ARB 51”), addresses consolidation by business enterprises of variable interest entities. FIN 46 defines the concept of a variable interest entity and requires consolidation where there is a primary beneficial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 apply immediately to variable interest entities (VIE’s) created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46 R). FIN 46 R includes additional new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Bakelite, as a non-public entity (as defined under FIN 46R), must apply this interpretation in its entirety no later than the first annual period beginning after December 15, 2004 and immediately to variable interest entities created or modified on or after January 1, 2004. Bakelite does not expect the adoption of FIN 46R to have a material impact on its financial position, results of operations or cash flows.

In December 2003, the FASB issued a revised FAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“FAS 132R”). FAS 132R retains many of the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces, and also requires additional disclosures to be made regarding pension plans and other postretirement

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

benefit plans. The newly required disclosures include information describing the plan assets by major categories, target allocations for each plan asset category, investment strategy, description of basis used to determine the overall expected long-term rate of return on plan assets, plan obligations, and cash flows. In addition, the revised statement requires certain disclosures during interim periods. FAS 132R does not change the measurement of pension plans and other postretirement benefit plans and, accordingly, impact on Bakelite’s financial statements in future periods will be limited to presentation of additional required disclosures.

In November 2004, the FASB issued Statement No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement must be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Bakelite does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued a revision to SFAS No. 123, Share-Based Payments which now requires that stock options be expensed based on their fair value. Bakelite currently does not have any share-based compensation plan, and does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. The statement addresses the measurement of exchanges of non-monetary assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. The interpretation aims to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets. Interpretation 47 is effective for fiscal years ending after December 31, 2005. Bakelite does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Note 3—Property, plant and equipment and impairment of long-lived assets

The following is a summary of Bakelite’s property, plant and equipment, net of accumulated depreciation and impairments:

	December 31,
	2004	2003
Machinery and equipment	€375,718	€390,465
Buildings	67,627	66,897
Construction in process	3,941	12,626
Machinery and equipment under capital lease	1,100	1,146
Land	4,844	5,023
Buildings under capital lease	600	600

Subtotal	453,830	476,757
Less: Accumulated depreciation and impairment	(279,692)	(285,314)
Less: Accumulated depreciation under capital leases	(1,119)	(1,024)

Subtotal property, plant and equipment, net	173,019	190,419
Assets held for sale, net	—	213

Total property, plant and equipment, net	€173,019	€190,632

Depreciation expense for property, plant and equipment for the years ended December 31, 2004, 2003 and 2002 was €18,580, €26,245 and €21,291 respectively.

Of the land and buildings owned by Bakelite, €9,400 is subject to mortgage with a bank (Note 9). Additional land and buildings, at a cost of €13,805, is otherwise mortgaged under an agreement with an insurance company. It is anticipated that this agreement will terminate upon the sale of Bakelite.

Impairments of long-lived assets

The reviews required under FAS 144 resulted in impairment charges to long-lived assets. These charges, which are summarized in the table below, are recorded in Impairment of long-lived assets in the Combined Statements of Operations.

	Phenolic Resins	Moulding Compounds	DTC Plant	EVO Steam Plant	Sibelco	Other	Total
2002 Bakelite Italia	€—	€4,041	€—	€—	€—	€—	€4,041
Bakelite Iberica	—	—	—	—	—	38	38

	€—	€4,041	€—	€—	€—	€38	€4,079

2003 Bakelite Italia	€15,434	€2,536	€1,513	€—	€—	€363	€19,846
Bakelite AG	—	—	—	—	855	—	855

	€15,434	€2,536	€1,513	€—	€855	€363	€20,701

2004 Bakelite Italia	€7,741	€—	€—	€—	€—	€—	€7,741
Bakelite AG	—	—	—	2,317	—	—	2,317

	€7,741	€—	€—	€2,317	€—	€—	€10,058

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Phenolic Resins—In 2003, management decided to cease or sell their non-core businesses and product lines within the Bakelite Italia operations which triggered an impairment test for the phenolic resins operations. Based on management’s assessment, Bakelite recorded an impairment charge of €15,434 to reduce the carrying value of machinery, equipment and other plant assets used in the phenolic operations, as its cash flows were negatively influenced by significant increases in raw material prices which only in limited circumstances could be entirely passed on to customers under current market conditions. This trend continued in 2004. Bakelite revised its budgets for this reporting unit due to further anticipated deterioration in market conditions. This resulted in revised cash flow projections and a further impairment charge of €7,741 was necessary.

Moulding Compounds—The 2002 impairment charge of €4,041 at the Bakelite Italia moulding compounds operations was triggered by a decrease in Bakelite Italia´s customer base mainly within Italy. Market conditions further deteriorated in 2003, primarily due to (i) the market trend toward a substitution of certain moulding compounds products with less expensive products and (ii) customers relocating their facilities to Asian countries and sourcing products locally. This resulted in revised budgets and significantly reduced cash flow projections. An additional impairment charge of €2,536 was recorded in 2003. Both impairment charges primarily reduce the carrying value of machinery and equipment, tools and customer lists.

DTC Plant—In December 2002, a third party informed Bakelite of their intent to terminate an existing sub-contracting arrangement for the production of fungicides (“DTC”) effective January 1, 2004. Bakelite tested the long-lived assets for impairment at December 31, 2002 and concluded that the undiscounted cash flows exceeded the assets net carrying value; therefore no impairment was recorded. Bakelite ceased production at DTC as of June 30, 2003, since it was not economically feasible to continue production. Accordingly, Management performed another impairment analysis and determined an impairment charge of €1,513 was necessary. Management evaluated options related to the DTC assets and determined that the remaining useful lives of the assets should be adjusted.

The parties signed a memorandum of understanding in which the terms of the original sub-contracting arrangement were amended to provide for certain penalties payable to Bakelite if the third party terminates the agreement. In 2004 the third party agreed to pay Bakelite a termination penalty of €1,825 and Bakelite sold certain production lines of the DTC plant to the third party for €250, which resulted in a gain of €37.

EVO Steam Plant—The impairment recorded in 2004 at Bakelite AG relates to the steam production plant supplied by EVO. In 2003 Bakelite decided that the steam production from a planned formaline plant would be sufficient to supply its steam needs.

In April 2004, Bakelite, Rütgers Chemicals AG (“RC”), a wholly owned subsidiary of Rütgers, and the lessor entered into a tripartite agreement to transfer Bakelite’s benefits and obligations under the lease arrangement to RC. The steam plant, as an asset to be distributed to RC, was reduced to its fair value prior to the transfer. As such, an impairment loss of €2,317 was recognized at the time of transfer of the steam plant to RC, as the carrying amount of the asset exceeded its fair value.

Sibelco order book—During December 2003, management assessed a triggering event had occurred, as the projected cash flows from the order book could not justify its carrying value of €1,873. As such, management performed an impairment test and calculated an impairment of €855 based on the discounted cash flows of the order book.

Other—During 2003, Bakelite decided to dispose of the Biodiesel business (“Biodiesel”) by either sale or closure. As of December 31, 2003, an exit strategy had not been finalized; accordingly the related plant assets were not classified as held for sale. As of December 31, 2003, an impairment charge of €363 was recorded.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

In April 2004, Bakelite entered into an agreement with a third party for the sale of Biodiesel. The sale included the fixed assets (carrying value of €1,503), inventory of the plant (carrying value of €2,458), as well as the transfer of debt of €119 related to the plant assets. Total proceeds received upon sale was €4,456 including €119 of assumed debt related to plant assets, resulting in a gain on sale of €495. In connection with the sale, the parties entered into a supply and services arrangement under which Bakelite will provide certain maintenance, laboratory, and other services to the buyer for a minimum period of eight years for an annual fee of €470. In the event that Bakelite fails to perform under the terms of the supply and services arrangement, Bakelite could be required to repurchase Biodiesel. The contingent repurchase price of €2,500 decreases by €400 at each anniversary in April following the year of acquisition until 2010, €200 in 2010/2011, €100 in 2011/2012 and €200 at April 2012. After April 2012 the repurchase price is one Euro.

Asset retirement obligations

Bakelite is subject to asset retirement obligations in connection with certain properties leased in Finland, Germany, and Spain. The liabilities include an obligation to dismantle and remove chemical tanks that Bakelite operates on leased land in Finland, and the obligation to dispose of installations, facilities, equipment and/or modifications erected by Bakelite on land leased in Germany. An asset retirement obligation as of December 31, 2004 was necessary for Spain, because Bakelite is required to clean up the land where the facilities are located when the factory is shut down.

Following is a reconciliation of the beginning and ending aggregate carrying amount of Bakelite’s asset retirement obligations:

	December 31,
	2004	2003
Balance at January 1	€182	€120
Liability incurred during the year	55	58
Accretion expense for the year	4	4

Balance at December 31	€241	€182

Revisions to the liability could occur due to estimated changes in asset retirement costs, useful lives of the related assets or if federal and/or state regulators enact new legislation on the retirement of fixed assets. There were no assets legally restricted for purposes of settling the asset retirement obligations.

Note 4—Investments in Companies

Rütgers-Plenco LLC. Bakelite and an unrelated third party each held 50% of the shares in the joint venture Rütgers-Plenco LLC which was established in March 1998 for the purpose of selling technical phenolic resins and terminated in December 2003. The joint venture agreement stipulated an equal allocation of both decision making and financial results. As such, Bakelite has accounted for the joint venture using the equity method of accounting.

The joint venture was terminated under contract of December 17, 2003 with effect from December 31, 2003.

For the years ended December 31, 2003 and 2002, Bakelite sold products produced in Germany to the joint venture of €1,281 and €1,311, respectively. Profits realized by Bakelite from these sales have been eliminated proportionately.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The joint venture entered into a licensing agreement with Bakelite and the unrelated third party shareholder whereby the joint venture paid royalties on sales of products purchased from the shareholders. The royalty payments were based on formulas defined in the agreements. Total royalty income recognized by Bakelite was €100 and €88 for the years ended December 31, 2003 and 2002, respectively.

Bakelite’s 50% share of the undistributed earnings of the joint venture amounted to €22 and €768 at December 31, 2003 and 2002, respectively. In December 2003, the shareholders entered into an agreement to terminate the trading business and operations of the joint venture on December 31, 2003. The agreement stipulated that as of December 31, 2003, employees and customers of the joint venture were to be transferred to the shareholders, liabilities of the joint venture were to be settled and the remaining assets were to be distributed to the parties. As the joint venture was accounted for using the equity method, there was no gain or loss upon the transfer to Bakelite of 50% of the joint venture’s assets valued at €1,515 at December 31, 2003. As of December 31, 2003 and 2002, the investment in Rütgers—Plenco LLC was €22 and €1,610, respectively. As of December 31, 2003 and 2002, Bakelite had accounts receivable from the joint venture of €652 and €187, respectively. Dissolution of the legal entity took place on November 4, 2004.

InfraTecDuisburg GmbH. Effective in December 2003, Bakelite established a new entity, InfraTec Duisburg GmbH (“InfraTec”), to manage the infrastructure services at Bakelite’s shared site in Duisburg, Germany. The site is shared with Rütgers Chemicals AG and other related and unrelated companies. InfraTec is owned 70% by Bakelite and 30% by Rütgers Chemicals AG. On December 31, 2003, Bakelite and Rütgers Chemicals AG contributed €3,442 and €1,888 of assets, respectively, at book value. In addition, Bakelite and Rütgers Chemicals AG contributed cash of €17.5 and €7.5 as paid-in capital, as required by law.

InfraTec provides infrastructure services, technical plant services and environmental, health and safety to the parties at the Duisburg site. These services are provided under a “cost plus” arrangement. InfraTec has been combined by Bakelite and all intercompany transactions have been eliminated. Rütgers Chemicals AG’s minority interest share in InfraTec is €1,431 and €1,337 at December 31, 2004 and 2003.

Note 5—Business acquisitions

Acquisition of LG Chemicals Epoxy Resins (Bakelite Korea Co. Limited). In May 2002, Bakelite formed a new corporation, BAK, to acquire 100% of the assets of LG Chemical’s epoxy resins business. The results of operations of BAK have been included in the Combined Financial Statements since May 2002. BAK is engaged in the manufacture and sale of epoxy resins used in electrical laminates, paint, civil engineering, adhesives, electrical castings, and as fire retardant additives for thermoplastics. The aggregate purchase price was €18,522, including acquisition expenses of €187 and a purchase price adjustment of 420 million Korean won (€359 at the acquisition date). There was also variable component to the earn-out limited to a maximum of 5.3 billion Korean won. This contingent consideration was recognized as a deferred credit (€4,181) and is shown in the table below summarizing the purchase price allocation.

Bakelite acquired BAK as a platform for growth in the epoxy resins market in the Asian region. The strategic acquisition allowed Bakelite to attract new customers in Asia and enhance the existing customer base.

The purchase price was allocated to the tangible assets and identifiable intangible assets acquired. For the excess of the fair values of identified acquired net assets over the purchase price, Bakelite recognized a deferred credit of €4,181 in order to record the remaining maximum contingent consideration due from the purchase price agreement. In 2004 the contingent consideration was resolved as Bakelite Korea did not exceed the average

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

earnings targets for three consecutive years as stipulated in the purchase agreement. The deferred credit was recognized as a pro-rata reduction of certain non-current assets.

For US GAAP purposes, no goodwill was recognized at the acquisition date for this transaction. However, the amount of goodwill that is expected to be deductible for Korean tax purposes is 4.1 billion Korean won (€3,551).

Unaudited pro forma net revenues and income from operations of Bakelite, calculated using BAK’s financial statements, would have been as follows if the acquisition had occurred as of January 1, 2002:

Year ended December 31, 2002
(Unaudited)
Net revenues	€518,846
Income from operations	€10,469

Acquisition of Taro Plast S.p.A. In January, 2002, Bakelite acquired the remaining 30% interest of Taro Plast S.p.A., an Italian corporation (“Taro Plast”). Bakelite had acquired a 70% interest in Taro Plast in 1998. Taro Plast is engaged in the engineering thermoplastic business. The business offers five main product lines which are primarily used in the automotive and electrical industries. The purchase price for the 30% interest was €3,715 in cash, including acquisition expenses of €65.

The purchase price has been allocated to the tangible assets, identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess purchase price over the net assets is goodwill.

The following is a summary of the purchase price allocations at the date of acquisition for BAK and Taro Plast:

	BAK	Taro Plast
Inventory	€3,356	€1,543
Property, plant and equipment	13,326	2,215
Identifiable intangible assets	7,475	755
Other assets	1,891	4,321
Goodwill	—	1,167
Deferred income taxes, net	(3,345)	(549)
Liabilities assumed	—	(5,737)
Contingent consideration	(4,181)	—

Total consideration	€18,522	€3,715

The amortization periods for major classes of intangible assets are described in Note 6 to the Combined Financial Statements.

Acquisitions in 2004: In 2004 Bakelite acquired the remaining 0.01% of Bakelite Polymers U.K. Limited for less than €1, the remaining 1% of Bakelite Italia S.p.A. for €160 and the remaining 0.7% of Bakelite Ibérica S.A. for €134.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Note 6—Intangible assets and goodwill, net

At December 31, 2004, 2003 and 2002, Bakelite’s management performed the annual goodwill impairment test for all of its reporting units. As a result of this test at December 31, 2004, goodwill impairment of €4,603 was recognized in respect of Taro Plast S.p.A. and €1,280 in respect of Bakelite Iberica. The impairment of goodwill at Taro Plast S.p.A. relates to a reduction in the projected profitability of the moulding compounds business. At Bakelite Iberica the amount of the impairment reflects the decline in the phenolic resins business. At December 31, 2003, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned to the units and no impairment charge was necessary. At the end of 2002, the test resulted in an impairment charge of $2,920 with respect to Bakelite Italia. This impairment test reflects the significantly reduced expected cash flows for the phenolic resins business.

Upon the adoption of FAS 142, on January 1, 2002, Bakelite recorded a non-cash charge, net of tax, of €4,381 to reduce the carrying value of goodwill related the Bakelite Italia moulding compound business. Such charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Combined Statements of Operations. The amount of the impairment reflects the decline in the customer base at the Bakelite Italia moulding compounds business.

The decline in the moulding compounds business is primarily due to (i) the market trend toward substitution of certain moulding compounds products with less expensive products, and (ii) customers relocating their facilities to Asian countries and sourcing products locally.

Prior to the adoption of FAS 142, Bakelite amortized goodwill over a 20-year period. These impairment charges were non-cash in nature and did not affect Bakelite’s liquidity.

The changes in the carrying amount of goodwill for the year ended December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Goodwill balance at the beginning of the year	€14,764	€15,387
Goodwill impairment recognized	(5,883)	—
Other	(330)	(623)

Goodwill balance at the end of the year	€8,551	€14,764

Intangible assets other than goodwill consist of the following as of December 31, 2004 and 2003:

	December 31,
	2004		2003
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Customer related intangibles	€36,867	€(28,249)	€40,719	€(23,898)
Software licenses and patents	10,661	(8,398)	18,926	(15,731)
Trademarks	11	(8)	16	(7)

Total	€47,539	€(36,655)	€59,661	€(39,636)

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The gross carrying value and accumulated amortization include the impact of foreign currency adjustments. Total intangible amortization expense for the year ended December 31, 2004, 2003 and 2002 was €7,936, €9,531 and €9,452, respectively. Impairment charges of €855 and €349 were recorded in Impairment of long-lived assets in the years ended December 31, 2003 and 2002, respectively (Note 3).

Based on the number of intangible assets subject to amortization at the end of December 31, 2004, the expected amortization for each of the next five years is as follows:

Years ended December 31,	Amortization
2005	€5,823
2006	2,504
2007	1,166
2008	758
2009	621

€10,872

Note 7—Pensions and employees’ severance indemnities

Bakelite maintains various defined benefit and defined contribution pension plans covering its employees worldwide. In Germany, these plans are based on fixed benefits (defined benefit pension plans), while in certain other countries, there are defined contribution pension plans. Furthermore, the Italian and Korean subsidiaries provide severance indemnity benefits to employees.

Defined benefit pension plans. Under defined benefit pension plans, the benefits are based primarily on years of service and employees’ pay near retirement. Benefit obligations are determined by actuarial valuations using a method based on projected salaries to the end of employment (the projected unit credit method). The annual benefit cost comprises the estimated cost of benefits accruing in the period as determined in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions (“FAS 87”), which requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. All of Bakelite’s employee benefit plans are unfunded plans. The measurement date for these plans is December 31. The need to recognize actuarial gains or losses is reviewed using the corridor approach.

Defined contribution plans. Several subsidiaries offer defined contribution plans to eligible employees, whereby employees contribute a portion of their compensation, which is partially matched by Bakelite. Once the contributions have been paid, Bakelite has no further payment obligations. The regular contributions totaled €384, €530 and €494 for the years ended December 31, 2004, 2003 and 2002, respectively, which are recognized as expense when paid.

Severance indemnity plans. The employees’ severance indemnities primarily relate to Italy and Korea. This liability, which is indexed for inflation in accordance with Italian and Korean law, is accrued at the year-end for each employee. The liability is determined in accordance with applicable national labor legislation and with the employee’s annual salary. The reserve reflects the total amount of the employees’ severance indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur for virtually any reason, as of the balance sheet date.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The aggregate disclosures for Bakelite’s defined benefit pension plans and employee severance indemnities are presented as follows:

	Year ended December 31,
	2004	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	€113,197	€104,820	€95,984
Service cost	2,829	4,039	2,483
Interest cost	4,193	5,301	5,320
Business acquisition	—	—	516
Actuarial loss	2,343	5,261	5,514
Effects of settlements/curtailments	(81)	—	—
Foreign currency exchange rate changes	32	(117)	(29)
Transfer of benefit obligation (including unrecognized loss of €3,252)	(32,339)	—	—
Benefit payments	(3,018)	(6,107)	(4,968)

Benefit obligation at end of year	€87,156	€113,197	€104,820

Funded status:
Funded Status	€(87,156)	€(113,197)	€(104,820)
Unrecognized transit obligation	—	—	1,052
Unrecognized net loss	9,856	10,776	5,514

Accrued pension cost	€(77,300)	€(102,421)	€(98,254)

Amounts recognized in the balance sheet consist of:
Accrued benefit cost	€(80,490)	€(106,827)	€(99,940)
Intangible assets	—	—	1,052
Accumulated other comprehensive loss	3,190	4,406	630

Net amount recognized	€(77,300)	€(102,421)	€(98,258)

Components of net periodic benefit costs:
Service cost	€2,829	€4,039	€2,483
Interest cost	4,193	5,301	5,320
Amortization of unrecognized loss	10	—	—
Amortization of transition obligation	—	1,052	1,052

Net periodic benefit cost	€7,032	€10,392	€8,855

Additional Information:
Projected benefit obligation	€87,156	€113,197	€104,820
Accumulated benefit obligation	€80,383	€106,163	€99,936
(Decrease) increase in minimum liability included in other comprehensive income	€(1,216)	€3,776	€630

Assumptions:
Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.75%	5.25%	5.50%
Rate of compensation increase	2.50%	2.50%	2.50%

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.25%	5.50%	6.00%
Rate of compensation increase	2.50%	2.50%	3.00%

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

At December 31, 2003, Bakelite and Rütgers agreed to transfer certain pension obligations for retirees from Bakelite to Rütgers for compensation of €33,535, which was based on the German GAAP pension obligation. Although the agreement has been made, the obligation will not be released until individual employees release Bakelite as primary obligor. The transfer of a portion of the obligation took place during the 12 month period ended December 31, 2004. The total compensation in 2004 to Rütgers amounts to €27,472.

As a result of the pension transfer Bakelite’s projected benefit obligation as of December 31, 2004 reduced by €32,339, which consisted of €29,087 accrued pension cost, and €3,252 unrecognized loss. The difference between the €27,472 agreed compensation and €29,087 of accrued pension cost was recorded as a capital contribution of €1,615.

As the benefit plans are unfunded plans, Bakelite does not expect to contribute to its pension plans in 2005.

Estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

2005	€2,195
2006	2,562
2007	2,832
2008	3,084
2009	3,329
Years 2010-2014	21,349

Note 8—Income Taxes

Profits earned by a German resident corporation are subject to a uniform corporate income tax rate of 25% (2003: 26.5%; 2002: 25%). Deferred taxes were also calculated with a solidarity surcharge of 5.5% (2003: 5.5%; 2002: 5.5%) on federal corporate taxes plus the after federal tax benefit rate for trade tax. The trade tax is levied at rates set by each municipality in which the corporation maintains a business establishment. The effective trade tax rates after federal tax benefit ranges between 12.78% to 14.01% (2003: 12.78% to 13.71%; 2002: 13.18% to 13.42%). Including the impact of the solidarity surcharge and the trade tax, the expected tax rate of Bakelite amounted to 39.90% (2003: 41.10%; 2002: 39.80%). The increase in 2003 was caused by a new tax legislation enacted by the Government in 2002 for the purpose of financing the flood disaster which, among other changes, increased Bakelite’s corporate tax rate for German companies from 25% to 26.5%, effective only for the calendar year 2003.

Comparative analysis of Bakelite’s income tax (expense) benefit related to continuing operations is as follows:

	2004	2003	2002
Current (expense)/benefit
Germany	€(3,380)	€5,623	€(3,098)
Other	(1,798)	278	(1,125)

Total	(5,178)	5,901	(4,223)

Deferred (expense)/benefit
Germany	3,838	(2,988)	1,284
Other	679	8,183	(221)

Total	4,517	5,195	1,063

Total Provision for income tax (expense) benefit	€(661)	€11,096	€(3,160)

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The domestic and foreign components of Bakelite’s income (loss) from before income taxes are as follows:

	2004	2003	2002
Germany	€1,959	€(6,129)	€3,989
Other	(3,444)	(30,187)	1,927

Total	€(1,485)	€(36,316)	€5,916

The tax effects of Bakelite’s income (loss) from continuing operations before income taxes are as follows:

	2004	2003
Assets
Current Assets
Accounts receivables	€0	€621
Inventory	0	0
Liabilities and reserves	716	1,036

Total current deferred tax assets	716	1,657

Non current Assets
Intangibles assets	882	0
Investments and other assets	484	0
Loss and credit carryforwards	1,269	991
Tax incentives	97	76
Liabilities and reserves	11,545	24,064

Total	14,277	25,131
Valuation allowance	(3,932)	(3,491)

Total non current deferred assets	10,345	21,640
Gross deferred tax assets	11,061	23,297

Liabilities
Current Liabilities
Accounts receivables	(1,779)	0
Investments and other current assets	0	(23)
Accounts payable	0	(13,401)
Other current liabilities	(1,042)	(245)
Inventory	(66)	(358)

Total	(2,887)	(14,027)

Non current Liabilities
Goodwill	(2)	0
Property, plant and equipment	(24,727)	(30,084)
Additional taxes on unrepatriated earnings	(506)	(353)
Investments and other assets	0	(657)
Intangibles assets	0	(1,708)
Incentives and capital grants	(2,411)	(2,410)

Total	(27,646)	(35,212)

Gross deferred tax liabilities	(30,533)	(49,239)

Net deferred tax asset / (liability)	€(19,472)	€(25,942)

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The reconciliation of income tax benefit (expense) computed at the statutory rate applicable in Germany to Bakelite’s income tax expense is as follows:

	2004	2003	2002
German statutory (expense) / benefit	592	14,751	(2,389)
Effect of income tax rates of other countries	37	(74)	258
Income not subject to tax	232	106	279
Goodwill	(1,673)	77	(1,184)
Expenses not deductible for tax purposes	(112)	(269)	(303)
Additional tax payments / (refunds) from prior years	102	(1,291)	2
Capital Investment Incentives	1,668	574	433
Change in valuation allowance	(1,634)	(2,294)	0
Foreign, local and municipal taxes	(587)	148	(259)
Changes in tax law and rates	651	(649)	1
Purchase Price Adjustments and other differences	63	17	2

Total tax (expense) / benefit	€(661)	€11,096	€(3,160)

Unrepatriated earnings—Bakelite has recorded all income taxes applicable to undistributed earnings of foreign and domestic subsidiaries that are not permanently reinvested. The total undistributed earnings for these subsidiaries are approximately €23,401 (2003: €17,741). From these earnings, 5 percent of the foreign dividends are non deductible expenses and are subject to both corporate and trade tax of approximately €506 (2003: €353).

Revaluation reserve—In Italy a new tax law was enacted in December 2000 which permits an entity to revalue certain assets that will require a payment of a tax on the revaluation at the rate of 19% for depreciable assets and 15% for non depreciable assets. This tax liability is paid over a 3 year period. As the revalued assets are depreciated or disposed off in the future, the tax benefit on the revaluation will be realized at the statutory tax rate of 40.25% for the years 2001 and 2002 and at 39.25% for 2003 and thereafter. For Italian financial reporting purposes, a separate equity account was credited for the revaluation of the assets and that equity account was charged for the recognition of the tax to be paid attributable to the revaluation. If the Company distribute this equity account, a tax of approximately €2,410 would be assessed. A deferred tax liability has been established for future tax on the amount included in equity.

Transfer pension liability—At December 31, 2003, Bakelite and Rütgers AG (“Rütgers”) agreed to transfer certain pension obligations to Rütgers (Note 7). The transfer for tax purposes took place in 2003, whereas under US GAAP these pensions were transferred in 2004. This resulted in temporary differences in pension obligations and accounts payables to affiliates between tax basis and US GAAP in 2003. As the transfer of the pension obligation took place in 2004 US GAAP and tax basis converged, which is the primary reason for the decrease of the deferred tax assets related to “liabilities and reserves” from €24,064 to €11,545 and the decrease in the deferred tax liabilities related to “accounts payable” from €(13,401) to €0.

This is one of the primary reason for the decrease of the deferred tax asset on the non current “Liabilities and reserves” and the corresponding decrease of the deferred tax liability on the current “Accounts payable” in 2003.

Net operating losses—At December 31, 2004, Bakelite had federal tax net operating losses (“NOLs”) amounting to approximately €3,098 (2003: €2,463) and state tax NOLs of €2,482 (2003: €2,414). The NOLs relate to losses in the USA, Korea and Italy. Approximately €783 of the total amount of these net operating losses expire in 2008 and 2009. The remaining NOLs expire in 18 to 20 years. A valuation allowance of €176 has been

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

recorded against net operating losses in the amount of €582 where it is more likely than not that they will expire before being utilized.

Valuation allowance—The valuation allowance increased €441 from December 31, 2003 to December 31, 2004. An increase in the valuation allowance of €1,616 went through income tax benefit (expense) while a decrease in the valuation allowance of €1,175 associated with the step down in the basis of assets at Korea was recognized in the balance sheet. A valuation allowance of €176 relates to the deferred tax asset on the NOL and a valuation allowance in the amount of €83 relates to the investment tax credit carry forward at Korea. Additionally, there is a valuation allowance of €3,482 recorded against certain deferred tax assets in Italy as a result of the impairment for those assets that will not be recovered by the reversal of deferred tax liabilities. A further valuation allowance of €191 has been placed against certain deferred tax assets in the USA as result of a related party transaction. In future periods management’s estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Step down—In connection with the step down in the basis of the assets at Bakelite Korea described in Note 5, deferred tax assets, liabilities and related valuation allowances have been adjusted to reflect the step down of basis in the assets.

Tax audit – Bakelite has various open income tax years that have not been audited by the taxing authorities in various jurisdictions. Bakelite AG is currently under review by the tax authorities for the years 2000 until 2004. Furthermore, Bakelite received notification in March 2005 that an income tax audit in the USA will be forthcoming. The open years for other companies of Bakelite are not yet under examination. Bakelite believes it has adequately accrued for any future income taxes that may be owed for all open years and there has been no effect to the financial statements as a result of any audits.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Note 9—Debt and Lease Obligations

Debt and capital lease obligations outstanding at December 31, 2004 and 2003 are summarized as follows:

	December 31,
	2004		2003
	Long- term, net of current portion	Due within one year	Long- term, net of current portion	Due within one year
Nordea Bank, Finland PLC, loan to Bakelite OY, line of credit €21.000, due 2008, interest Euribor +0.65% per annum	€10,800	—	€10,800	—

Korea Exchange Bank, loans to Bakelite Korea original principal 4.95 bil Korean Won, due through 2007, interest 9.59% per annum, payable quarterly (certain land, building and equipment of Bakelite Korea pledged as collateral)	3,560	—	5,503	2,201

West LB, loan to Bakelite AG, original principal €8,813, due 2013, interest 4.25 % per annum, payable semi-annually	7,951	509	8,460	—

West LB, loan to MGS, original principal €4,000, due 2006, interest 5.10% per annum, payable quarterly	1,944	500	2,450	500

Long-term loans, various banks to Taro Plast S.p.A, due through 2007, variable interest, 2.5% to 4.0% per annum	976	2,607	3,592	2,647

Capital Lease Obligation of Bakelite AG, EVO steam plant, due 2020, interest 7,92% per annum, payable monthly—in 2004 transferred to Rütgers Chemicals AG	—	—	8,428	252

Various Capital Lease Obligations due through 2010	500	167	613	102

Other, primarily bank debt, due through 2011, average interest 3.4% and 4.3% per annum	2,473	789	3,474	1,343

Total current maturities of debt and capital lease obligations	€28,204	€4,572	€43,320	€7,045

Korea Exchange Bank revolving loans, Bakelite Korea, 17.3 bil Korean won line of credit, interest 6.5-7.0% per annum, payable monthly, accounts receivable of Bakelite Korea pledged as collateral		11,652		4,725

Working capital revolving loans, various banks, Taro Plast S.p.A, total available €16,200, variable interest rates, range of 2,3% to 7.4% per annum		6,378		7,800

Other		2,751		2,127

Total debt, capital lease obligations and revolving loans	€28,204	€25,353	€43,320	€21,697

Bakelite’s non-German entities have available lines of credit for an authorized total amount of €75,898. As of December 31, 2004, they had unused lines of credit amounting to €34,102. Bakelite’s German entities participate in a cash pooling arrangement with Rütgers to provide operating cash flow requirements (Note 15).

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Rütgers and Bakelite AG provide letters of comfort to lenders of Bakelite’s non-German subsidiaries. Rütgers and Bakelite AG generally commit to use their influence as shareholders to assure that the subsidiaries adhere to the terms of each loan. In addition, Rütgers has provided letters of comfort to lenders of Bakelite AG and MGS. These letters generally provide that Rütgers will use its shareholder influence and maintain its profit sharing relationship to help assure that the subsidiaries adhere to the terms of each loan (Note 12). The profit sharing agreement between Rütgers and BAG and the above mentioned letters are intended to be terminated prior to the consummation of the sale of Bakelite to Borden Chemical, Inc. (Note 17).

Capital Lease—EVO steam plant. In January 2001, Bakelite entered into an arrangement with EVO, a third party utility supplier (the “lessor”), to lease certain steam generation facilities (the “steam plant”). The lease contract was classified as a capital lease due to the existence of a bargain purchase option. During 2003, Bakelite began construction of a separate manufacturing facility that would produce steam as a by-product in quantities sufficient to meet Bakelite’s prospective needs. The analysis performed by management did not indicate that an impairment existed as of the assessment date.

In April 2004, Bakelite, Rütgers Chemicals AG (“RC”), a wholly owned subsidiary of Rütgers, and the lessor entered into a tripartite agreement to transfer Bakelite’s obligations under the lease arrangement to RC. The steam plant, as an asset to be distributed to a subsidiary of Bakelite’s owners, was reduced to its fair value prior to the transfer. As such, an impairment loss of €2,317 was recognized at the time of transfer of the steam plant to RC, as the carrying amount of the asset exceeded its fair value. Upon execution of the transfer agreement, Bakelite derecognized the leased asset and the related lease obligation from its Combined Balance Sheets and made a cash payment of €700 to RC, the net impact of which has been reflected as a dividend to Rütgers in the Combined Financial Statements. Further, Bakelite paid a €400 termination penalty to the lessor, which was recorded as a General and administrative expense in the Combined Financial Statements in connection with the transfer.

Additionally, under the agreement, Bakelite will pay an annual service fee of €210 to RC allowing the continued use of the steam plant only during times when Bakelite’s plant that generates steam as a by-product undergoes maintenance. Such service fees are recognized as a component of cost of goods sold ratably in each annual period.

Aggregate maturities of debt and capital lease obligations at December 31, 2004 are as follows:

Year ending December 31,	Aggregate Maturities
2005	€25,353
2006	6,867
2007	7,418
2008	8,365
2009	1,445
2010 and beyond	4,108

€53,556

Operating Lease Commitments. Bakelite leases certain land, buildings, cars and office equipment from unrelated parties. Rent expense was €1,553, €1,720 and €1,597 for the years ended December 31, 2004, 2003 and 2002, respectively.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Future minimum lease payments under all non-cancellable capital and operating leases as of December 31, 2004 are as follows:

Year ending December 31,	Capital leases	Operating leases
2005	€214	€1,486
2006	156	1,462
2007	123	1,418
2008	96	1,364
2009	97	1,397
2010 and thereafter	140	2,143

	826	€9,270

Less: Interest (at rates ranging from 4% to 9%)	(159)

Amounts reflected in debt summary
Present value of minimum lease payments	667
Less: Current portion	167

Long-term portion of obligations	€500

Note 10—Derivative Financial Instruments

Strategy and objectives during the normal course of business. Bakelite is exposed to foreign currency risk, commodity price risk and interest rate risk. These risks create volatility in earnings and cash flows from period to period. Bakelite has, in the past, made use of derivative instruments in various strategies to eliminate or limit a portion of its foreign currency risk. Bakelite has also hedged its interest rate risk to a limited extent. Bakelite does not hedge commodity price risk. Bakelite is not always able to immediately pass through commodity price increases to the customers. As a result, in periods of rising commodity prices, Bakelite is exposed to short term commodity price risk. Bakelite does not use derivative instruments for speculative purposes.

Foreign currency derivatives. Bakelite has forecasted transactions denominated in foreign currencies (principally United States dollars, British pounds and Czech crown). Bakelite seeks to economically hedge a portion of the foreign currency risk arising from foreign exchange receivables and foreign currency-denominated forecasted transactions. Forwards and foreign exchange swaps are used to fix or protect the exchange rate to be used for foreign currency-denominated transactions. Hedge accounting is not applied in the Combined Financial Statements of Bakelite. At December 31, 2004 and 2003, the fair market value of the foreign exchange derivatives were €135 and €(268) respectively. At December 31, 2004, these were recorded within Other current liabilities and within Other current receivables in the Combined Balance Sheets. The changes in fair value were recorded in Other operating expense, net, in the Combined Statement of Operations.

Interest rate swap. Bakelite has managed it cash flow volatility a debt instrument with variable cash outflows through the use of an interest rate swap. Hedge accounting is not applied. At December 31, 2004 and 2003, the fair market values of the interest rate swap were €(567) and €(714) respectively, which were recorded within Other long-term liabilities in the Combined Balance Sheets. The changes in fair value were recorded in Other non-operating expense, net in the Combined Statements of Operations.

Embedded Derivatives. Bakelite has no material embedded derivative instruments.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Valuation of derivative instruments. The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. Bakelite monitors the fair value of derivative instruments on a periodic basis. Foreign currency forwards and interest rate swaps are valued using forward rates observed from quoted prices in the relevant markets when possible.

Counterparty risk from the use of derivative financial instruments. Bakelite is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, Bakelite’s credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes Bakelite, thus creating a repayment risk for Bakelite. When the fair value of a derivative contract is negative, Bakelite owes the counterparty and, therefore, assumes no repayment risk. In order to minimize the credit risk in derivative instruments, Bakelite enters into transactions with high-quality financial institution counterparties that satisfy Bakelite’s credit approval criteria.

Note 11—Fair Value of Financial Instruments

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accruals are considered reasonable estimates of their fair values. Management estimates that the carrying amount of debt and capital lease obligations are also reasonable estimates of their fair value based on discussions with Bakelite’s lenders.

The following table includes the notional amounts and fair values of Bakelite’s derivative financial instruments.

	December 31,
	2004		2003
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives relating to:
Foreign currency contracts	€5,961	€135	€5,956	€(268)
Interest rate swaps	€6,000	€(567)	€6,250	€(714)

Note 12—Guarantees and Indemnifications

Standard Guarantees / Indemnifications: In the ordinary course of business, Bakelite enters into numerous agreements that contain standard guarantees and indemnities whereby Bakelite indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements and (v) agreements with public authorities on subsidies received for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements and (v) governments or agencies subsidizing research or development.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Bakelite has not entered into any significant agreements subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees: Bakelite AG has issued letters of comfort for €8,540 of bank debt of several non-German subsidiaries. In addition, Bakelite AG guarantees the open payables from certain vendors of Bakelite Korea and Bakelite s.r.o. related to the purchase of raw materials.

Furthermore, Rütgers has issued letters of comfort for bank and lease debt and other liabilities of Bakelite AG, Bakelite Italia, Bakelite Korea, Bakelite Oy and Bakelite UK for liabilities totalling €39,629 at December 31, 2004. These letters of comfort are intended to be terminated prior to the consummation of the sale of Bakelite to Borden Chemical, Inc. (Note 17).

Contingent Purchase Consideration: In 2002 the acquisition agreement of Bakelite Korea included a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. The maximum payment amount was €4,181 (Note 5). In 2004, the contingent consideration was resolved as Bakelite Korea did not exceed the average earnings targets for three consecutive years as stipulated in the purchase agreement. The deferred credit was recognized as a pro-rata reduction of certain non-current assets.

The purchase agreement for the acquisition of order books from Neste-Meerbeck contained contingent considerations of €1,398 as of December 31, 2004.

Warranties: Bakelite does not make express warranties on its products, other than that they comply with Bakelite’s specifications; therefore, Bakelite does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenue.

Note 13—Commitments and Contingencies

Environmental commitments and contingencies. Bakelite has responsibilities for environmental cleanup under various state, local and federal laws in the countries in which it operates as a result of Bakelite’s operations that involve the use, handling, processing, storage, transportation and disposal of hazardous materials. Based on management’s estimates, which are determined through historical experience Bakelite has recorded liabilities of €288 and €760 at December 31, 2004 and 2003, respectively, for all probable and estimable environmental remediation activities. These accruals primarily represent two cases at the Solbiate, Italy site where remediation was performed for asbestos-containing materials identified on site and where remediation was assessed by local authorities for cumene contamination discovered. The removal of asbestos-containing materials for insulation on pipelines began in 2003 and was finalized in August 2004. This removal was not required under local law but was carried out voluntarily. The cumene contamination was discovered in 1998 and remediation began in 2000 after investigations by Bakelite and the authorities were finalized. During 2003, it was determined that the remediation procedures carried out since 1998 would be insufficient and further remediation would be required. Based on an agreement with the authorities, the current remediation measures are to be finalized by 2007 and will be performed in stages in the contaminated area. Parallel to the remediation measure, a groundwater monitoring program has been started in 1999 and is ongoing. The accrual contains costs for both the remediation and the monitoring program. For both of these cases management believes the accruals are sufficient to meet the remediation and monitoring activities. Furthermore, management believes it is remote that further remediation or assessments will be made with regard to these contaminations.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The following table summarizes the activity in Bakelite’s accrued obligations for environmental matters for the years ended December 31, 2004 and 2003:

	December 31,
	2004	2003	2002
Accrued obligations for environmental matters
Balance at January 1	€760	€72	€253
Additional accruals	—	892	—
Charges against reserve	(472)	(204)	(153)
Adjustments to reserve	—	—	(28)

Total accrued obligations for environmental matters	€288	€760	€72

At Bakelite’s site in Duisburg, Germany, a significant tar contamination is located underneath Bakelite’s facilities that are shared with Rütgers Chemicals AG, a subsidiary of Rütgers. This contamination resulted from the demolition of a tar distillation facility located on that site. Although Rütgers Chemicals AG and Bakelite are in discussion with local authorities concerning a proposed remediation plan, the scope and extent of that plan and the costs of its implementation are not yet reasonably estimable. Annually, Bakelite has incurred €45 to €60 for investigation activities. These costs have been contractually shared by Rütgers Chemicals AG (70%) and by Bakelite (30%). Pursuant to the sale of the Resin business of the Bakelite Group, Rütgers will assume all costs related to the investigation activities.

For all other environmental risks to which Bakelite is exposed, management believes it is remote that litigation, assessments or claims will be filed against Bakelite in the future. Management believes these environmental risks cannot be estimated as there has been no indication of required remediation or possible future litigation. However, if litigation or remediation is threatened, the assessment could have a material affect on Bakelite’s results of operations or cash flows in the period of assessment.

Pursuant to the sale of the Resin Business of the Bakelite Group, Rütgers intends to provide indemnifications to Borden Chemical, Inc. with respect to certain environmental liabilities. These indemnifications will be subject to exceptions and limitations. (Note 17).

Customer claims and other litigation. In addition to the environmental-related legal matters discussed above, Bakelite is subject to various product liability, commercial and employment litigation and other legal matters which are considered to be in the ordinary course of business. Bakelite has reserved €245 and €273 at December 31, 2004 and 2003, respectively, relating to an accident at a plant in Spain and the infringement of a patent in Finland.

A claim has been filed against the Spanish subsidiary regarding an accident at the Salcedo Plant which caused the death of an employee of an external contractor. Management has assessed that an unfavorable outcome is probable and has recorded an accrual for the pending claim. In 2001, Ruutteri Oy filed a claim against Bakelite Oy, for the infringement of a patent. Bakelite filed a lawsuit to nullify the patent, which was dismissed. Therefore an unfavorable outcome is probable, and an accrual has been recorded for the estimated settlement amount. Bakelite has not taken into consideration insurance coverage or any anticipated recoveries from third parties in determining the reserve for legal matters.

In Italy, there have been several civil law claims filed against Bakelite related to asbestos-containing materials that were used in production. Italian regulations provide a general fund to pay damages related to

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

asbestos claims by employees, former employees or surviving family members. The surviving family members of two former employees have initiated legal claims against Bakelite, in addition to their claim against the general fund. It is currently unclear whether a claim against Bakelite will be accepted by the Court, or to what damages Bakelite may be exposed. Furthermore, there is another asbestos related employee claim against the Spanish subsidiary. For all of the asbestos related claims, management has assessed the outcome of the litigation to be favorable, and therefore no accrual has been recorded by Bakelite.

For all other legal matters outstanding, most of which are related to product liability, management believes it is remote that the outcome will be unfavorable and thus has not recorded an accrual.

Non-cancellable purchase commitments. Bakelite has non-cancellable purchase agreements for raw materials on the basis of indexed price formulas to ensure market price, with a remaining period of one to three years. The non-cancellable purchase commitments as of December 31, 2004 are as follows:

Year ending December 31,	Amount
2005	€136,925
2006	35,689
2007	0

Total purchase commitments	€172,614

The Company has previously recorded expenses of €93,985, €56,646 and €63,588 for the year ended December 31, 2004, 2003, and 2002, respectively, in connection with these non-cancellable purchase commitment agreements. In 2004, the increase in recorded expenses mainly attributable to larger contracted volumes and increases in prices. Included in these expenses are commitments related to toll manufacturing arrangements with unconditional purchase obligations. Under these agreements, Bakelite contracts with a third party supplier to manufacture a minimum amount of raw materials into finished goods. During 2003, management terminated all tolling arrangements which included unconditional purchase obligations related to previous acquisition of orderbooks from competitors. The amount of purchases made for these tolling arrangements in 2003 and 2002 amounted to €2,591 and €4,623, respectively. The charges to terminate these contracts amounted to €800 and €300 during 2003 and 2002, respectively, and are recorded as Other operating expense. In 2004, the amount of purchases made under tolling arrangements with unconditional purchases obligations was €742 and was related to Bakelite Epoxy Polymers Corp. and Bakelite AG.

Note 14—Restructuring Provisions

Restructuring Project 2002. In 2002, Bakelite initiated restructuring activities designed to increase profitability through structural changes and process optimisations in Germany and Italy. The restructuring plan consists of 14 measures, including supplier changes, reducing headcount and streamlining processes. Bakelite achieved a total headcount reduction of 73 employees, as of December 31, 2003. The headcount reduction was achieved through involuntary terminations of 45 employees, 1 by early retirement, and the remainder by natural attrition.

The affected employees were terminated or left Bakelite throughout 2002 and 2003, with the last employee leaving in December 2003. The amount accrued at December 31, 2002 relates to severance costs for employees, who were notified in the fourth quarter of 2002 and paid in the first six months of 2003. Total costs incurred for involuntary terminations were €377 and €270 for the years ended December 31, 2003 and 2002, respectively. Only the costs incurred in Germany qualify as restructuring expenses.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Restructuring Project 2003. In November 2003, Bakelite initiated a restructuring program designed to improve operating efficiency of its worldwide facilities and reduce the fixed-cost base of primarily the German and Italian operations. This goal will be achieved by headcount reductions, salary adjustments and streamlining of manufacturing and general administrative functions. The headcount reduction measures in the plan require (i) involuntary terminations by transferring employees to a third party temporary employment agency and (ii) certain eligible employees to enter an early retirement plan, where a reduced work schedule is offered to employees who near retirement. Bakelite intends to achieve a total headcount reduction of 233 employees by the end of 2007 by involuntary terminations (134 employees), early retirement (36 employees) and leave through natural attrition (63 employees). The involuntary termination measures include 11 employees who refused the termination benefits offered by Bakelite and subsequently filed a lawsuit for reemployment. Of the measures to be used in this plan, only the expenses related to the 87 employees who accepted the involuntary termination qualify as restructuring expenses.

Management estimates the costs for the entire plan to be €7,173. The costs, to be incurred in Germany only, qualify as restructuring expenses and were estimated to be €1,846.

The estimated costs accrued for those employees who filed lawsuits as of December 31, 2004 were €40, relating to two remaining employees from the original eleven cases. This amount is recorded in other current liabilities. The comparative amount for 2003 was €420.

The following table reflects the changes in the restructuring provisions:

	Restructuring Project 2003	Restructuring Project 2002	Total
January 1, 2002	€—	€—	€—
Additions	—	270	270
Utilization	—	(125)	(125)

December 31, 2002	—	145	145
Additions	1,273	377	1,650
Utilization	(390)	(522)	(912)

December 31, 2003	€883	€—	€883

Additions	573		573
Utilization	(1,040)		(1,040)

December 31, 2004	€416	€—	€416

Note 15—Related Parties

As discussed in Note 1, certain expenses of Rütgers have been pushed down to Bakelite. The expenses relate to tax, environmental and administrative services provided to Bakelite by Rütgers, and are based on allocations of usage deemed reasonable by management. Total expenses recognized by Bakelite were €184, €181 and €181 for each of the years ended December 31, 2004, 2003 and 2002, and are included in General and administrative expense in the Combined Statements of Operations.

The German entities of Bakelite are direct or indirect parties to cash pooling arrangements with Rütgers. Under these agreements, any cash balance is cleared and transferred to Rütgers on a daily basis. The accumulated cash transferred to or from Rütgers bears interest at 3 months EURIBOR plus 0.5% on overdrafts and 3 months

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

EURIBOR minus 0.5% on excess cash balances of Bakelite. Net interest income (expense) recorded related to these arrangements was €621, €(661) and €(1,288) in 2004, 2003 and 2002, respectively, and is recorded in affiliated interest expense, net, in the Combined Statements of Operations.

Under German tax law, Bakelite is subject to an arrangement (the “profit sharing arrangement”) with Rütgers whereby annual net income or net loss is transferred to or compensated by Rütgers each year, in the form of a dividend if Bakelite has net income or in the form of a capital contribution if in a net loss position. Rütgers intends to dissolve this agreement upon the consummation of the sale of Bakelite to Borden Chemicals, Inc.

Rütgers also provides letters of comfort to lenders of certain of Bakelite’s entities. As discussed further in Notes 9 and 12, these letters generally commit Rütgers to use its influence as a shareholder to assure adherence to the terms of the loans.

As discussed in Note 7, at December 31, 2003, Bakelite and Rütgers agreed to transfer certain pensioners from Bakelite to Rütgers in 2004.

Bakelite held a 50% interest in Rütgers Plenco, a joint venture. Note 4 describes the transactions between Bakelite and the former joint venture. The joint venture was terminated in December 2003, and the legal entity was dissolved in 2004.

There are service agreements in place between Bakelite and other entities of RAG AG, primarily for information technology and infrastructure services. Fees paid by Bakelite for these services are recorded in General and administrative expense in the Combined Statements of Operations of €1,389, €1,443 and €1,473 for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, Bakelite purchases certain production materials from related parties, including steam from Rütgers Chemicals AG, and sells products to other entities within Rütgers.

In July 2002, one of Bakelite’s subsidiaries, Bakelite Epoxy Polymers Corp. (“BUS”), entered into an arrangement with Rütgers Organics Corporation (“ROC”), a wholly owned subsidiary of Rütgers, to lease a specialty chemical manufacturing facility in Augusta, Georgia. BUS paid rent and fees for accounting, human resources and information technology services to ROC, net of a management fee received from ROC. BUS also entered into a toll manufacturing arrangement with ROC that allowed ROC to purchase specialty chemicals produced at the facility at direct cost plus allocated overhead.

During 2002, BUS constructed equipment at the facility enabling it to manufacture epoxy resins. These improvements were completed in December 2002, at which time depreciation commenced for the costs capitalized of €2,017. Given the change in plans for the equipment during February 2003, management made the decision to cease operating the equipment by December 31, 2003 and revised the useful life accordingly.

Under the arrangement existing in 2002 and 2003 Bakelite received tolling and management fees of €1,115 and €438, offset by expenses of €440 and €653, in 2003 and 2002 respectively. These net positions are classified within expenses.

Effective January 2004, both parties agreed to terminate the 2002 leasing arrangement and entered into a new arrangement, whereby ROC (i) will resume control of the facility and manufacture epoxy resins for BUS under a toll manufacturing arrangement and (ii) will lease the improvements made by BUS. The toll manufacturing arrangement has an original term of 2 years that can be extended by an additional year unless

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

either party terminates the arrangement. The toll manufacturing fee is based on ROC’s direct costs, allocated overhead and a 10% margin. The tolling arrangement will be accounted for as a service contract.

As part of the new arrangement, ROC will pay BUS €4 per month for the rent of the improvements that BUS constructed at the facility and ROC has the option to purchase the improvements at a bargain purchase price at the end of the original term of the arrangement. During the initial contract periods, Bakelite is required to purchase a minimum quantity of epoxy resins amounting to €263.

During 2004, under the new arrangement, BUS paid tolling fees of €314 and €11 for rent of office space and one vehicle and received lease payments of €48 in respect of the production equipment.

As a result of these transactions, Bakelite has €225 of accounts payable at December 31, 2004, and €141 and €111 of net accounts receivable from ROC at December 31, 2003 and 2002 respectively.

All transactions with related parties as of and for the year ended December 31, 2004, 2003 and 2002 are summarized as follows:

	December 31, 2004		December 31, 2003		December 31, 2002
	Purchases from	Revenues from	Purchases from	Revenues from	Purchases from	Revenues from
Rütgers	€27	€615	€—	€548	€3	€—
RAG Informatik	1,389	—	1,443	—	1,473	—
Rütgers Chemicals AG	609	7,906	2,609	—	5,623	—
Bozzetto	148	86	93	295	75	771
Rütgers Plenco LLC	—	—	—	1,281	—	1,311
Rütgers Organics Corp.*	277	—	(675)	—	215	—
Other RAG AG Companies	1	133	43	71	43	135

Total related party activity	€2,451	€8,740	€3,513	€2,195	€7,432	€2,217

*	revenue and expense are presented net

All balances with related parties as of and for the year ended December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004		December 31, 2003
	Accounts payable to	Accounts receivable from	Accounts payable to	Accounts receivable from
Rütgers	€—	€17,260	€20,026	€708
RAG Informatik	—	14	85	—
Rütgers Chemicals AG	201	10	—	26
Bozzetto	—	—	—	93
Rütgers Plenco LLC	—	—	—	544
Rütgers Organics Corp.	225	—	—	141
Other RAG AG Companies	303	35	36	—

Total related party activity	€729	€17,319	€20,147	€1,512

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

As also discussed in Note 1, the Combined Financial Statements do not include Bozzetto. No dividends were received in 2004. Dividends received of €13,400 and €5,417 for the years ended December 31, 2003 and 2002, respectively, have been presented as capital contributions, net of related taxes.

It is anticipated that in the event of the sale of Bakelite, various agreements between Bakelite and Rütgers will be terminated, including profit sharing and letter of comfort arrangements.

Note 16—Cash Flow Information

Financing cash flows in the Combined Financial Statements include movements under the cash pooling arrangement, cash transactions related to Bozzetto and funding (dividends) received (paid) under the Rütgers profit sharing arrangements. Following is a summary of these financing transactions:

	December 31,
	2004	2003	2002
Transactions with Rütgers:
Cash pooling agreement	€(36,920)	€(22,108)	€(3,363)
Funding under loss transfers (dividends paid) from (to) Rütgers	(33,658)	16,341	(10,715)

	€(70,578)	€(5,767)	€(14,078)

Transactions related to Bozzetto:
Proceeds from sale of Bozzetto	101,685	—	—
Purchase of minority interest in Bozzetto	—	(10,397)	—
Bozzetto dividends received, net of distribution to minorities	—	13,400	5,417

	€101,685	€3,003	€5,417

Following is a summary of cash paid for:

	December 31,
	2004	2003	2002
Income taxes	€1,473	€6,086	€4,337
Interest	€3,735	€3,841	€2,889

Note 17—Subsequent Events

At the end of 2004, all appropriate corporate bodies of Bakelite approved an agreement for the sale of the shares of Bakelite AG to Borden Chemical, Inc. through its foreign subsidiary, National Borden Chemical Germany, GmbH. Subsequent to the consummation of such transaction, Bakelite does not expect to have material financial commitments, guarantees, or contingent liabilities to, or from, any RAG AG companies, including the non-resin businesses of Rütgers or Bozzetto. Concurrent with the closing, Rütgers has committed to indemnify Borden Chemical, Inc. and Bakelite against claims for certain environmental, legal and other matters, subject to terms and conditions specified in the agreement. Pursuant to the sale of Bakelite, Rütgers established a bonus arrangement with the executive management of Bakelite. The bonus arrangement is payable only upon closing by Rütgers.

With effect from January 2005 an agreement was reached between Rütgers, BAG and the Company’s workers council to cancel the old compensation agreement. Based on the new agreement, Rütgers will bear the total cost that will be paid out by Bakelite to its affected employees.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

On April 12, 2005 the European Commission cleared the proposed acquisition of Bakelite AG by the investment group Apollo, subject to conditions. The commission found that the proposed transaction could give rise to competition concerns in the fields of phenolic resins for refractory materials and reactive diluents for epoxy systems. However, the parties have offered remedies that alleviate the concerns identified by the Commission.

Specifically, the parties agreed to license a “technology package” to their customers, who could then sub-license it to alternative suppliers. In addition, the parties offered to enter into long term supply agreements to secure supply and pricing conditions for Cardura™ , a specific type of diluent, with any direct customer which uses it in epoxy formulated systems.

World Headquarters
Manufacturing & Distribution
Administrative

HEXION™

Specialty Chemicals

The new thermoset resins leader

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2005

2,500,000 Shares

HEXION SPECIALTY CHEMICALS, INC.

        % Convertible Perpetual Preferred Stock

(Liquidation Preference $50 per Share)

We are selling 2,500,000 shares of our         % convertible perpetual preferred stock, par value $0.01 per share. The annual dividend on each share of convertible perpetual preferred stock is $                 and is payable quarterly in cash, common stock or a combination thereof, in arrears, on each January 15, April 15, July 15 and October 15, commencing on April 15, 2006. Each share of convertible perpetual preferred stock has an initial liquidation preference of $50 per share and is convertible, at the holder’s option at anytime, initially into approximately                  shares of our common stock based on an initial conversion price of $                 per share, subject in each case to specified adjustments. The conversion price will be adjusted as described herein upon the occurrence of certain change of control transactions and other events. In the event that a fundamental change occurs, we will pay a make-whole premium on convertible perpetual preferred stock converted in connection therewith, as described in this prospectus. On or after January 15, 2011, if the closing price of our common stock exceeds 130% of the conversion price for 20 trading days during any 30 trading day period, we may at our option cause the convertible perpetual preferred stock to be automatically converted into shares of common stock at the then prevailing conversion price. The convertible perpetual preferred stock is not redeemable by us at any time.

The underwriters have an option to purchase a maximum of 375,000 additional shares of convertible perpetual preferred stock from us to cover over-allotments of shares of convertible perpetual preferred stock.

This offering of convertible perpetual preferred stock is being made concurrently with the initial public offering of our common stock pursuant to a separate prospectus. This offering is contingent upon the concurrent offering of our common stock. Prior to this offering, there has been no market for our convertible perpetual preferred stock. Our convertible perpetual preferred stock has been approved for listing on the New York Stock Exchange under the symbol “HXNPr.”

Investing in our convertible perpetual preferred stock involves risks. See “ Risk Factors” beginning on page     .

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Hexion Specialty Chemicals, Inc.
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of convertible perpetual preferred stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Citigroup

Goldman, Sachs & Co.

Lehman Brothers

Morgan Stanley

The date of this prospectus is                     , 2005.

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The Offering

Convertible perpetual preferred stock offered by us	2,500,000 shares.

Use of Proceeds

We estimate that we will receive proceeds from our offering of our convertible perpetual preferred stock, after deducting underwriting discounts and other expenses, of approximately $117 million, assuming the shares are offered at $50.00 per share, or approximately $138 million if the underwriters’ option to purchase additional shares is exercised in full. This offering is being made concurrently with the offering of our common stock pursuant to a separate prospectus. We estimate that we will receive proceeds from our offering of our common stock, after deducting underwriting discounts and other expenses, of approximately $239 million, assuming the shares are offered at $22.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the common stock prospectus. We intend to use all of the net proceeds from the sale of the shares of our common stock being sold by us and from the sale of the convertible perpetual preferred stock together with available cash to redeem all of our outstanding shares of Series A Preferred Stock. See “Use of Proceeds” and “Dividend Policy.”

Dividend Policy

Cumulative annual dividends of $             per share payable quarterly on each January 15, April 15, July 15 and October 15, commencing April 15, 2006, when, as and if declared by our board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the convertible perpetual preferred stock will accumulate and be cumulative from the date of issuance thereof and may be paid in cash or, where transferable by the recipient thereof, in common stock. Accumulated dividends on the convertible accumulated preferred stock will not bear interest. Dividends may not be paid in cash under certain circumstances. See “Description of the Convertible Perpetual Preferred Stock—Dividends.”

Liquidation Preference	$50 per share, plus accumulated and unpaid dividends.

Ranking	The convertible perpetual preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all of our common stock and to all of our other capital stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the preferred stock;

•	on a parity with our existing Series A Preferred Stock (to the extent not redeemed) and with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the convertible perpetual preferred stock;

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•	junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the convertible perpetual preferred stock; and

•	junior to all of our existing and future debt obligations.

Conversion Rights

Each share of the preferred stock may be converted at any time, at the option of the holder, into approximately              shares of our common stock (which is calculated using an initial conversion price of $             per share of common stock) plus cash in lieu of fractional shares, subject to adjustment based on the conversion price. The conversion price is subject to adjustment upon the occurrence of certain events.

Mandatory Conversion

On or after January 15, 2011, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise this conversion right only if, for 20 trading days within a period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock. See “Description of the Convertible Perpetual Preferred Stock—Mandatory Conversion.”

Make-Whole Premium upon a Fundamental Change

If a fundamental change occurs we may be required to pay a make-whole premium on the convertible perpetual preferred stock converted in connection with the fundamental change. The make-whole premium will be payable in shares of our common stock or the consideration into which our common stock has been converted or exchanged in connection with the fundamental change.

The amount of the make-whole premium, if any, will be based on the stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and effective dates is set forth under “Description of the Convertible Perpetual Preferred Stock—Determination of the Make-Whole Premium.” See “Risk Factors—Risks Related to this Offering—The make-whole amount payable upon the occurrence of a fundamental change may not adequately compensate you for the lost option time value of your shares of convertible perpetual preferred stock as a result of such fundamental change and may not be enforceable. In addition, certain fundamental corporate events may not constitute a fundamental change, including share purchases by Apollo, in which case you would not have a right to receive a make-whole premium.”

Voting Rights	Except as required by New Jersey law and our amended and restated certificate of incorporation, the holders of convertible perpetual

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preferred stock will have no voting rights unless dividends payable on the preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the convertible perpetual preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights (including the existing Series A Preferred Stock), will be entitled at the next regular or special meeting of our shareholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. The affirmative consent of holders of at least two-thirds of the outstanding convertible perpetual preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the convertible perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the convertible perpetual preferred stock.

Tax Consequences

The U.S. Federal income tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion are described in “Material U.S. Federal Tax Consequences.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. Federal income tax purposes, in which case they would not be treated as dividends for U.S. Federal income tax purposes.

Concurrent offerings

In addition to the convertible perpetual preferred stock, we are concurrently offering shares of our common stock in the initial public offering pursuant to a separate prospectus. This offering is contingent upon the concurrent offering of our common stock.

Listing	Our common stock and convertible perpetual preferred stock have been approved for listing on the New York Stock Exchange under the symbols “HXN” and “HXNPr,” respectively.

All information in this prospectus, unless otherwise indicated or the context otherwise requires:

•	gives effect to a 0.853-for-1 reverse stock split of our common stock; and

•	does not give effect to the issuance of the following:

(1) 4,136,854 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005, at a weighted average exercise price of approximately $6.29 per share (split adjusted and giving effect to the assumption of the applicable option plans from Hexion LLC by the Company prior to the consummation of the offerings); or

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(2) 14,000,000 shares of common stock which may be issued upon the exercise of options reserved for future grant; or

(3) 375,000 shares of our convertible perpetual preferred stock issuable upon the exercise of the overallotment option granted to the underwriters (reflecting                  shares of common stock issuable upon conversion of such convertible perpetual preferred stock); or

(4)                  shares of common stock issuable upon the conversion of our convertible perpetual preferred stock.

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Risks Related to this Offering

Your right to receive payments in respect of the convertible perpetual preferred stock is subordinate to our existing and future indebtedness and could be adversely affected if we declare bankruptcy, liquidate or reorganize.

As of September 30, 2005 we had $2.4 billion of outstanding indebtedness. The convertible perpetual preferred stock ranks behind all of our existing and future indebtedness with respect to dividend rights and rights upon our liquidation, winding up or dissolution. Holders of the convertible perpetual preferred stock will not have any claim as creditors of us. Furthermore, if we fail to make any payments with respect to the convertible perpetual preferred stock provided for in our certificate of incorporation, the sole remedy of the holders will be to elect two members to our board of directors. The convertible perpetual preferred stock is structurally subordinated to any existing and future equity, indebtedness and other liabilities of any of our subsidiaries, even if those obligations do not constitute indebtedness. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our indebtedness will generally be entitled to be paid in full from our assets, before any payment may be made with respect to the convertible perpetual preferred stock.

In addition, assuming we had completed the Current Transactions on September 30, 2005, approximately $221 million of indebtedness would have been available for borrowing under our new senior secured credit facilities. The covenants under our debt agreements would allow us to borrow a significant amount of indebtedness.

The terms of our new senior secured credit facilities, our existing indebtedness, the convertible perpetual preferred stock and applicable New Jersey law may restrict our ability to pay cash dividends on the convertible perpetual preferred stock.

The credit agreement governing our new senior secured credit facilities and the indentures governing our notes limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the convertible perpetual preferred stock, under limited circumstances and in some case we may be required to satisfy certain financial tests. In addition, the terms of the convertible perpetual preferred stock do not require us to pay dividends in cash at any time that a default under our existing indentures shall have occurred and be continuing or would occur as a consequence of such dividend. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the convertible perpetual preferred stock, we will be unable to pay cash dividends on the convertible perpetual preferred stock unless we can refinance amounts outstanding under those agreements.

Under New Jersey law, no cash or other dividends on capital stock may be paid or distributed if, after giving effect thereto, either the corporation would be unable to pay its debts as they become due in the usual course of its business, or the corporation’s total assets would be less than its total liabilities. Unless we eliminate our current shareholders’ deficit and maintain a positive shareholders’ equity, or unless we revalue our assets for New Jersey corporate law purposes, our ability to pay cash or other dividends on the convertible perpetual preferred stock would be restricted. The redemption of the Series A Preferred Stock with the proceeds of the offerings will further reduce our dividend capacity under New Jersey law and our existing debt agreements. Further, even if New Jersey corporate law restrictions are satisfied, we may not have sufficient cash to pay cash dividends on the convertible perpetual preferred stock.

The make-whole amount payable upon the occurrence of a fundamental change may not adequately compensate you for the lost option time value of your shares of convertible perpetual preferred stock as a result of such fundamental change and may not be enforceable. In addition, certain fundamental corporate events may not constitute a fundamental change, including share purchases by Apollo, in which case you would not have a right to receive a make-whole premium.

If a fundamental change occurs at any time we may under certain circumstances decrease the conversion price and pay a make-whole amount for the shares of convertible perpetual preferred stock converted in connection with that event. The amount of such decrease to the conversion price and the make-whole amount, if

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any, will be based on the average of last reported sale prices of our common stock over the five trading day period ending on the trading day immediately preceding the effective date of the transaction constituting the triggering transaction and the effective date of the fundamental change. A description of how the make-whole amount will be determined is described under “Description of the Convertible Perpetual Preferred Stock—Determination of the Make-Whole Amount.” While the make-whole amount is designed to compensate you for the lost option time value of your shares of convertible perpetual preferred stock as a result of a fundamental change, the make-whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the market price per share of our common stock at the time of the fundamental change is less than $             or more than $             (subject to adjustment) we will not be required to pay such make-whole amounts. Furthermore, our obligation to pay the make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Finally, certain fundamental corporate events may not constitute a fundamental change, in which case you will not have a right to the make-whole amount. For example, Apollo could purchase shares of our common stock thereby significantly reducing the liquidity of our common stock without causing a fundamental change so long as our common stock remains listed on a national exchange or quoted on Nasdaq or another over-the-counter market in the United States.

Our issuance of additional series of preferred stock could adversely affect holders of our common stock and our convertible perpetual preferred stock.

Our board of directors is authorized to issue additional series of preferred stock that are on a parity with or junior to our convertible perpetual preferred stock without requiring any action or consent on the part of our shareholders, including holders of our convertible perpetual preferred stock. Our board of directors also has the power, without shareholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, dividend rights, preferences over common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of preferred stock in the future that have preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of preferred stock with voting rights that dilute the voting power of our common stock or convertible perpetual preferred stock, the rights of holders of our common stock or convertible perpetual preferred stock or the market price of our common stock or convertible perpetual preferred stock could be adversely affected. We are also authorized to issue, without shareholder approval, securities convertible into either common stock or preferred stock and securities that rank on a parity with the preferred stock as to the payment of dividends and distributions of assets upon liquidation.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public market after this offering or the perception that these sales could occur. The sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, there will be 94,185,462 shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). The remaining 74,185,462 shares of common stock outstanding, including the shares owned by Apollo, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and certain of our shareholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of Credit Suisse First Boston LLC for 180 days after the date of this prospectus, subject to certain exceptions and extension under certain circumstances. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, Apollo and our other existing shareholders have certain

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registration rights with respect to the common stock that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

If you convert, you will experience immediate dilution.

You may, at any time, convert your shares of convertible perpetual preferred stock into our common stock. If you convert your shares of convertible perpetual preferred stock into shares of common stock, you will experience immediate dilution because the per share conversion price of the convertible perpetual preferred stock immediately after this offering will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, which we may be required to issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.

The trading price for the convertible perpetual preferred stock will be directly affected by the trading prices for our common stock, which is impossible to predict.

The trading prices for the shares of convertible perpetual preferred stock in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality, which may make it difficult for you to resell the convertible perpetual preferred stock, or common stock issuable upon conversion of the convertible perpetual preferred stock, when you want or at prices you find attractive. It is impossible to predict whether the price of the common stock or interest rates will rise or fall.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. The market price of our common stock may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	the number of shares to be publicly traded after this offering;

•	actions of competitors;

•	our involvement in acquisitions, strategic alliances or joint ventures;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	changes in government and environmental regulation;

•	arrival and departure of key personnel;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could

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materially reduce the market price of our common stock, and thus the market price of our convertible perpetual preferred stock.

The price of our common stock could be affected by possible sales of our common stock by investors who view the convertible perpetual preferred stock as a more attractive means of equity participation in us and by hedging or arbitrage activity that may develop involving our common stock. The arbitrage could, in turn, affect the trading prices of the convertible perpetual preferred stock.

Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

The trading price of the convertible perpetual preferred stock may be volatile.

Historically, the market for preferred stock has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the convertible perpetual preferred stock. Any such disruptions could adversely affect the prices at which you may sell your convertible perpetual preferred stock. In addition, subsequent to their sale, the convertible perpetual preferred stock may trade at a discount from the initial offering price of the convertible perpetual preferred stock, depending on prevailing interest and dividend rates, the market for similar securities, our performance and other factors.

Our convertible perpetual preferred stock provides limited settlement rate adjustments.

The number of shares of common stock that you are entitled to receive on the conversion of a share of convertible perpetual preferred stock is subject to adjustment for certain events, including stock splits and combinations, stock dividends, certain cash dividends and certain other actions that modify our capital structure. See “Description of the Convertible Perpetual Preferred Stock—Conversion Price Adjustment.” We will not adjust the conversion price for other events, including offerings of our common stock for cash or in connection with acquisitions or employee benefit plans. As a result, an event that adversely affects the value of our convertible perpetual preferred stock, but does not result in an adjustment to the conversion price, may occur. Further, we are not restricted from issuing additional shares of common stock during the term of the convertible perpetual preferred stock and, except as required by law, have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, because of the relationship of the number of shares to be received on the date to the price of our common stock, such events may result in a lower trading price of the convertible perpetual preferred stock.

The convertible perpetual preferred stock may not be rated.

We have no obligation, and do not intend, to have the convertible perpetual preferred stock rated. If one or more rating agencies does rate the preferred stock or assigns the convertible perpetual preferred stock a rating lower than the rating expected by investors, or subsequently reduces any such rating, the market price of the shares of the convertible perpetual preferred stock could be harmed.

Holders of the shares of convertible perpetual preferred stock will not have any rights as a common shareholder until they acquire upon conversion our common stock.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law or our amended and restated certificate of incorporation), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation or bylaws requiring

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shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Our convertible perpetual preferred stock has never been publicly traded and an active trading market for such stock may not develop.

Prior to this offering, there has been no public market for the shares of convertible perpetual preferred stock and an active trading market may not develop, or, if developed, may not be maintained. Also, the underwriters have advised us that they intend to facilitate secondary market trading by making a market in the shares of convertible perpetual preferred stock. However, the underwriters are not obligated to make a market in the shares of convertible perpetual preferred stock and may discontinue market making activities at any time.

In certain circumstances you may be deemed to have received a taxable dividend without the receipt of any cash.

If the conversion price is adjusted (including, without limitation, an adjustment in respect of taxable dividends to holders of our common stock), you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. If you are a non-U.S. holder (as defined in “Material U.S. Federal Tax Consequences”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material U.S. Federal Tax Consequences.”

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We intend to amend and restate our certificate of incorporation and bylaws to include provisions which may make it difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	a classified board of directors (from and after the first annual meeting of shareholders held after the offering);

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without shareholder approval;

•	the inability of shareholders to act by written consent;

•	advance notice requirements for nominating directors or introducing other business to be conducted at shareholder meetings; and

•	the requirement to obtain approval of two-thirds of our directors to approve certain transactions, including a merger.

The foregoing factors could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. Such provisions also may have the effect of preventing changes in our management. See “Description of Capital Stock.”

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DESCRIPTION OF THE CONVERTIBLE PERPETUAL PREFERRED STOCK

The following is a description of the material provisions of our convertible perpetual preferred stock as of the consummation of the offering. We expect to amend and restate our certificate of incorporation shortly before completion of the offering to establish the terms of the convertible perpetual preferred stock. We refer you to the provisions of our amended and restated certificate of incorporation, including the definitions of terms used in the amended and restated certificate of incorporation, a copy of the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. A copy of our amended and restated certificate of incorporation and the form of convertible perpetual preferred stock certificate are available upon request from us at the address set forth under “Where You Can Find More Information”. We urge you to carefully read our amended and restated certificate of incorporation because it, not this description, defines you rights as holders of the convertible perpetual preferred stock.

General

In connection with the offerings, we plan to amend our certificate of incorporation to provide that our board of directors is authorized, without further shareholder action, to issue up to 100,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, number of shares, relative rights, preferences and limitations as shall be set forth in an amendment to our certificate of incorporation. Upon completion of the offerings, we will have (i) 83,125,000 shares of authorized preferred stock which will be undesignated, (ii) 2,875,000 shares designated as convertible perpetual preferred stock of which 2,500,000 shares will be outstanding, and (iii) 14,000,000 shares designated as Series A Preferred Stock of which no shares will be issued and outstanding after giving effect to the redemption of all of our issued and outstanding Series A Preferred Stock. We intend to use approximately all of the net proceeds to us from the sale of the shares of common stock and convertible perpetual preferred stock being sold by us together with available cash to redeem all of our issued and outstanding Series A Preferred Stock and pay related premiums, fees and expenses.

Upon consummation of this offering, we will issue 2,500,000 shares of our convertible perpetual preferred stock, $0.01 par value per share and $50.00 liquidation preference per share. When issued, the convertible perpetual preferred stock and any common stock issued upon the conversion of the convertible perpetual preferred stock will be fully paid and nonassessable. The holders of the convertible perpetual preferred stock will have no preemptive or preferential right to purchase or subscribe to any class of our capital stock, obligations or to purchase or subscribe to any warrants or other securities to be offered by us. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the convertible perpetual preferred stock and common stock is National City Bank. The convertible perpetual preferred stock is subject to mandatory conversion, as described below in “—Mandatory Conversion.”

Ranking

The convertible perpetual preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to all classes of our common stock and each other class of capital stock or other series of preferred stock established after the original issue date of the convertible perpetual preferred stock (which we will refer to as the “issue date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the convertible perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “junior stock”);

•	on a parity, in all respects, with our existing Series A Preferred Stock (to the extent not redeemed) and with any class of capital stock or other series of preferred stock established after the issue date, the terms of which expressly provide that such class or series will rank on a parity with the convertible perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “parity stock”);

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•	junior to each class of capital stock or other series of preferred stock established after the issue date, the terms of which expressly provide that such class or series will rank senior to the convertible perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “senior stock”); and

•	junior to all of our existing and future debt obligations.

While any shares of convertible perpetual preferred stock are outstanding, we may not authorize or issue any class or series of senior stock (or any security convertible into senior stock) without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of convertible perpetual preferred stock. Without the consent of any holder of convertible perpetual preferred stock, however, we may authorize, increase the authorized amount of or issue any class or series of parity stock or junior stock. See “—Voting Rights” below.

Dividends

Holders of shares of convertible perpetual preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of         % per share on the liquidation preference thereof of $50 per share of convertible perpetual preferred stock (equivalent to $             per annum per share). Dividends on the convertible perpetual preferred stock will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 2006 (each, a “dividend payment date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the issue date of the convertible perpetual preferred stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding January 1, April 1, July 1 and October 1 (each, a “record date”). Dividends on account of arrears for any past dividend period may be declared and paid at any time, without reference to the dividend payment date or record date for such past dividend period, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by our board of directors or any duly authorized committee thereof. Accumulations of dividends on shares of convertible perpetual preferred stock do not bear interest. Dividends payable on the convertible perpetual preferred stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the convertible perpetual preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of convertible perpetual preferred stock.

No dividend on the convertible perpetual preferred stock will be paid in cash at any time that a default shall have occurred and be continuing or would occur as a consequence of such dividend. The term “default” shall mean any event which is, or after notice or passage of time would be, an Event of Default, as such term is defined in the Indenture governing the Original Floating Rate Notes and the Original Fixed Rate Notes.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of parity stock or junior stock (in the case of parity stock) or junior stock (in the case of junior stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any parity stock or junior stock, nor may any parity stock or junior stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any parity stock or junior stock) by

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us or on our behalf (except by conversion into or exchange for shares of parity stock or junior stock (in the case of parity stock) or junior stock (in the case of junior stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the convertible perpetual preferred stock and any parity stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, (i) we may at any time purchase or otherwise acquire all or some of the outstanding shares of Series A Preferred Stock in accordance with their terms, (ii) we may at any time pay a dividend of up to $35 million declared prior to the commencement of the offering in connection with the Current Transactions and (iii) if full dividends have not been paid on the convertible perpetual preferred stock and any parity stock, dividends may be declared and paid on the convertible perpetual preferred stock and such parity stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the convertible perpetual preferred stock and such parity stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the convertible perpetual preferred stock and such parity stock bear to each other. Holders of shares of the convertible perpetual preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Holders of the convertible perpetual preferred stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends on our common stock will be realized only after conversion of such holder’s shares of convertible perpetual preferred stock into shares of our common stock.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the convertible perpetual preferred stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable New Jersey law. See “Risk Factors—Risks Related to the Offering—The terms of our new senior secured credit facilities, our existing indebtedness and the convertible perpetual preferred stock and applicable New Jersey law may restrict our ability to pay cash dividends on the convertible perpetual preferred stock.”

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend on the convertible perpetual preferred stock:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares will be valued for such purpose, in the case of any dividend payment, or portion thereof, at 97% of the market value (as defined below under “—Conversion Price Adjustment”) as determined on the second trading day immediately prior to the record date for such dividend.

We will make each dividend payment on the convertible perpetual preferred stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the convertible perpetual preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 10 trading days prior to the record date for such dividend.

No fractional shares of common stock will be delivered to the holders of the convertible perpetual preferred stock, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a

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share of common stock. Any portion of any such payment that is declared and not paid through the delivery of shares of common stock will be paid in cash.

Notwithstanding the above, we may not pay any portion of a dividend on the convertible perpetual preferred stock by delivery of common stock unless (i) the common stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of convertible perpetual preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of junior stock (including common stock), a liquidation preference in the amount of $50 per share of the convertible perpetual preferred stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the convertible perpetual preferred stock and all parity stock are not paid in full, the holders of the convertible perpetual preferred stock and the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the convertible perpetual preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

Our amended and restated certificate of incorporation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the convertible perpetual preferred stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the convertible perpetual preferred stock will have no voting rights except as set forth below or as otherwise required by New Jersey law from time to time.

If dividends on the convertible perpetual preferred stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the convertible perpetual preferred stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at our next regular or special meeting of shareholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the convertible perpetual preferred stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least two-thirds of the outstanding 2,500,000 convertible perpetual preferred stock will be required for the authorization or issuance of any class or series of senior stock (or any security convertible into senior stock) and for amendments to our amended and restated certificate of incorporation that would affect adversely the rights of holders of the convertible perpetual preferred stock. Our amended and restated certificate of incorporation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of parity stock or junior stock will

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not require the consent of the holders of the convertible perpetual preferred stock, and will not be deemed to affect adversely the rights of the holders of the convertible perpetual preferred stock.

In all cases in which the holders of convertible perpetual preferred stock shall be entitled to vote, each share of convertible perpetual preferred stock shall be entitled to one vote.

Conversion Rights

Each share of convertible perpetual preferred stock will be convertible at any time at the option of the holder thereof into approximately              shares of common stock (which is calculated using an initial conversion price of $             per share of common stock) subject to adjustment as described below (and we refer to such price or adjusted price as the “conversion price”).

A holder of shares of the convertible perpetual preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the conversion agent, as may be designated by our board of directors, the certificate or certificates for those shares of the convertible perpetual preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the convertible perpetual preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our reasonable satisfaction that those taxes have been paid, we will deliver or cause to be delivered to the holder, or the holder’s transferee, as applicable, of shares of the convertible perpetual preferred stock being converted (1) certificates representing the number of validly issued, fully paid and nonassessable whole shares of our common stock to which such holder, or such transferee, is entitled and (2) if less than the whole number of shares of convertible perpetual preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date on which all of the following have been completed: giving the notice, the receipt of payment of all required transfer taxes, if any, and the surrendering of the certificate or certificates representing the shares of convertible perpetual preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

In lieu of the foregoing procedures, if the convertible perpetual preferred stock is held in global form, you must comply with The Depository Trust Company (“DTC”) procedures to convert your beneficial interest in respect of convertible perpetual preferred stock evidenced by a global share of convertible perpetual preferred stock.

The holders of shares of convertible perpetual preferred stock at the close of business on a record date will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the conversion of such shares following that record date or our default in payment of the dividend due on that dividend payment date. However, shares of convertible perpetual preferred stock surrendered for conversion during the period between the close of business on any record date and the close of

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business on the business day immediately preceding the applicable dividend payment date must be accompanied by payment of an amount equal to the dividend payable on such shares on that dividend payment date. A holder of shares of convertible perpetual preferred stock on a record date who (or whose transferee) tenders any shares for conversion on the corresponding dividend payment date will receive the dividend payable by us on the convertible perpetual preferred stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of convertible perpetual preferred stock for conversion. Except as provided above with respect to a voluntary conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

In case any shares of convertible perpetual preferred stock are to be redeemed, the right to convert those shares of convertible perpetual preferred stock will terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares called for redemption.

We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of convertible perpetual preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of convertible perpetual preferred stock.

Before the delivery of any securities that we will be obligated to deliver upon conversion of the convertible perpetual preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the convertible perpetual preferred stock upon delivery will be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Mandatory Conversion

At any time on or after January 15, 2011, we may at our option cause some or all of the convertible perpetual preferred stock to be automatically converted into that number of shares of common stock for each share of convertible perpetual preferred stock equal to $50 (the liquidation preference per share of convertible perpetual preferred stock) divided by the then prevailing conversion price. We may exercise this right only if the closing sale price of our common stock equals or exceeds 130% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

The term “trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on Nasdaq or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded.

The “closing sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, the closing sale price will be an amount determined in good faith by our board of directors to be the fair value of the common stock.

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To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service (or any successor thereto, or if not in existence, any comparable news service) prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the convertible perpetual preferred stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the convertible perpetual preferred stock. The conversion date will be a date selected by us (which we will refer to as the “mandatory conversion date”) and will be no more than ten days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the mandatory conversion date;

•	the number of shares of common stock to be issued upon conversion of each share of convertible perpetual preferred stock;

•	the number of shares of convertible perpetual preferred stock to be converted; and

•	that dividends on the convertible perpetual preferred stock to be converted will cease to accrue on the mandatory conversion date.

On and after the mandatory conversion date, dividends will cease to accrue on the convertible perpetual preferred stock called for a mandatory conversion and all rights of holders of such convertible perpetual preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the convertible perpetual preferred stock called for a mandatory conversion on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of convertible perpetual preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the convertible perpetual preferred stock for periods ended prior to the date of such conversion notice shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 250,000 shares of convertible perpetual preferred stock outstanding, we may, at any time on or after January 15, 2011, at our option, cause all, but not less than all, of the outstanding convertible perpetual preferred stock to be automatically converted into that number of shares of common stock equal to $50 (the liquidation preference per share of convertible perpetual preferred stock) divided by the lesser of the then prevailing conversion price and the market value as determined on the second trading day immediately prior to the mandatory conversion date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the mandatory conversion date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of convertible perpetual preferred stock.

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Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory, or in respect of dividend payments made in common stock on convertible perpetual preferred stock. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the closing sale price at the close of business on the trading day next preceding the date of conversion. Notwithstanding the foregoing, no cash in lieu of fractional shares will be paid at any time that a default would occur as a consequence of payments of cash in lieu of fractional shares.

Conversion Price Adjustment

The conversion price is subject to adjustment (in accordance with formulas set forth in the amended and restated certificate of incorporation) in certain events, including:

•	any payment of a dividend (or other distribution) payable in shares of common stock on any class of our capital stock other than the convertible perpetual preferred stock;

•	any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the market value (as defined below) for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of convertible perpetual preferred stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of convertible perpetual preferred stock into common stock; provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur;

•	any subdivision, combination or reclassification of the common stock;

•	any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in the second bullet point above) made pursuant to any shareholder rights plan, “poison pill” or similar arrangement and excluding dividends payable upon the convertible perpetual preferred stock;

•	any distribution by us consisting exclusively of cash to all holders of our common stock, excluding (i) any distribution in connection with the redemption of our Series A Preferred Stock in accordance with its terms and (ii) up to $35 million of dividends declared prior to the commencement of this offering in connection with the Current Transactions. Notwithstanding the foregoing, in no event will the adjustment pursuant to this bullet point cause the conversion price to be less than $ , subject to adjustment in accordance with the first, second, third, fourth, sixth and seventh bullet points under this caption “—Conversion Price Adjustment”;

•	the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in the preceding bullet point to all holders of shares of common stock within the then-preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer; or

•	a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

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No adjustment of the conversion price will be required unless such adjustment would require an increase or decrease of at least 1.0% of the conversion price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of such conversion price; provided, however, that with respect to adjustments to be made to the conversion price in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to 1.0% or more of the conversion price, no later than April 15 of each calendar year. We reserve the right (but shall have no obligation) to make such reductions in the conversion price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. If we elect to make such a reduction in the conversion price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the conversion price.

The term “market value” means the average closing sale price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) ending immediately prior to the date of determination.

If we distribute rights or warrants (other than those referred to in the second bullet point of the third preceding paragraph) pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any convertible perpetual preferred stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (which we will refer to as the “conversion shares”), a number of rights or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we will refer to as the “distribution date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

•	if such conversion occurs after such distribution date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such convertible perpetual preferred stock was convertible immediately prior to such distribution date would have been entitled on such distribution date had such convertible perpetual preferred stock been converted immediately prior to such distribution date in accordance with the terms and provisions applicable to the rights or warrants.

The conversion price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of convertible perpetual preferred stock then outstanding will, upon conversion of such convertible perpetual preferred stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such convertible perpetual preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event. This provision does not limit the rights of holders in the event of a fundamental change, including their right to receive the make-whole premium in connection with a conversion.

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Payment Upon Conversion Upon a Fundamental Change

We must give notice of each fundamental change (as defined below) to all record holders on a date (the “fundamental change notice date”) that is within 10 trading days after the effective date of the fundamental change (the “effective date”). If a holder converts its convertible perpetual preferred stock at any time beginning at the opening of business on the trading day immediately following the effective date and ending at the close of business on the 30th trading day immediately following the effective date, the holder will receive:

•	common stock and cash in lieu of fractional shares, as described under “—Conversion Rights” (subject to adjustment as described above under “—Conversion Price Adjustment”) and “—Fractional Shares”; and

•	the make-whole premium, if any, described under “—Determination of Make-Whole Premium.”

Except as provided in the next sentence, upon a fundamental change, holders of convertible perpetual preferred stock shall, if the market value at such time is less than the applicable conversion price, also have a one-time option to convert all of their outstanding shares of convertible perpetual preferred stock into shares of common stock at an adjusted conversion price equal to the greater of (1) the market value as of the effective date and (2) $            . This option shall be exercisable during a period of not less than 15 days nor more than 30 days after the fundamental change notice date. In the circumstances described in this paragraph, in lieu of issuing the shares of common stock issuable upon conversion in the event of a fundamental change, we may, at our option, make a cash payment equal to the market value for each share of such common stock otherwise issuable upon conversion or determined for the period ending on the effective date.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to a person (as defined below) other than to permitted holders (as defined below);

•	we become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote written notice or otherwise) of the acquisition, directly or indirectly, by any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the permitted holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the aggregate voting power of our voting stock; or

•	individuals who on the acquisition date (as defined below) following the consummation of the transactions (as defined below) on the acquisition date comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by (a) a vote of a majority of our directors then still in office who were either directors on the acquisition date or whose election or nomination for election was previously so approved or (b) the permitted holders) cease for any reason to constitute a majority of our board of directors then in office; or

•	our common stock ceases to be listed on a national securities exchange or quoted on Nasdaq or another over-the-counter market in the United States.

However, a fundamental change will not be deemed to have occurred in the case of a merger or consolidation, if (i) at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange or quoted on Nasdaq (or which will be so traded or quoted when issued or

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exchanged in connection with such transaction) and (ii) as a result of such transaction or transactions the shares of convertible perpetual preferred stock become convertible solely into such common stock.

For purposes of the definition of “fundamental change,” the terms “acquisition date,” “permitted holders,” “person” “and “transactions” have the meanings set forth below. See “Risk Factors — The make-whole amount payable upon the occurrence of a fundamental change may not adequately compensate you for the lost option time value of your shares of convertible perpetual preferred stock as a result of such fundamental change and may not be enforceable. In addition, certain fundamental corporate events may not constitute a fundamental change, including share purchases by Apollo, in which case you would not have a right to receive the make-whole amount.”

The term “acquisition date” means August 12, 2004 (the date of the acquisition (the “acquisition”) directly or indirectly by BHI Investment, LLC, a Delaware limited liability company, of all of the outstanding capital stock of Borden Holdings, Inc. and all the shares of Borden Chemical held by certain individual shareholders of Borden Chemical).

The term “permitted holders” means, at any time, each of (i) Apollo Management, L.P., one or more investment funds controlled by Apollo Management, L.P. and any of their respective affiliates and (ii) all of the individuals consisting of the directors, executive officers and other management personnel of Borden Chemical or any direct or indirect parent company of Borden Chemical, as the case may be, on the acquisition date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Borden Chemical or any direct or indirect parent company of Borden Chemical, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of Borden Chemical or any direct or indirect parent of Borden Chemical as applicable, then still in office who were either directors on the acquisition date or whose election or nomination was previously so approved or (y) the permitted holders and (2) executive officers and other management personnel of Borden Chemical or any direct or indirect parent company of Borden Chemical, as the case may be, as applicable, hired at a time when the directors on the acquisition date together with the directors so approved constituted a majority of the directors of Borden Chemical or any direct or indirect parent company of Borden Chemical, as the case may be, as applicable. Any person or group whose acquisition of beneficial ownership constitutes a change of control (as defined in the indenture governing the Original Floating Rate Notes and Original Fixed Rate Notes) in respect of which a change of control offer (as defined in the indenture governing the Original Floating Rate Notes and Original Fixed Rate Notes) is made in accordance with the requirements of such indenture will thereafter, together with its affiliates, constitute an additional permitted holder.

The term “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

The term “transactions” means the acquisition and the reorganization of certain of our foreign subsidiaries, the equity contribution, the repayment of certain of our debt, the assumption of certain of our debt, the offering of the Original Floating Rate Note and Original Fixed Rate Notes and the entering into of our senior secured credit facility in connection with the acquisition.

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

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Determination of the Make-Whole Premium

If a fundamental change occurs we will pay a make-whole premium upon certain conversions of the convertible perpetual preferred stock as described above under “— Payment Upon Conversion Upon a Fundamental Change.” The make-whole premium will be:

•	equal to a percentage of the liquidation preference of the convertible perpetual preferred stock determined by reference to the table below, based on the effective date and the price (the “stock price”) paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below; and

•	in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of convertible perpetual preferred stock upon conversion.

We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the fundamental change (other than cash paid in lieu of fractional interests in any security or pursuant to dissenters’ rights). We will pay cash in lieu of fractional interests in any security or other property delivered in connection with such fundamental change. The make-whole premium will be payable on the 35th trading day following the effective date for convertible perpetual preferred stock converted in connection with a fundamental change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such fundamental change, then, for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative value, determined as described below, of the different forms of consideration paid to our common shareholders in connection with the fundamental change.

The stock price paid, or deemed paid, per share of our common stock in the transaction constituting the fundamental change will be calculated as follows:

(1) In the case of a fundamental change in which all or substantially all of the shares of our common stock have been, as of the effective date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

(a) securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, will be valued at the average of the closing prices of such securities for the five consecutive trading days beginning on the second trading day after the fundamental change notice date,

(b) other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks, and

(c) 100% of any cash.

(2) In all other cases, the value of our common stock will equal the average of the closing prices of our common stock for the five consecutive trading days beginning on the second trading day after the fundamental change notice date.

The value of our common stock or other consideration for purposes of determining the number of shares of common stock or other consideration to be issued in respect of the make-whole premium will be calculated in the same manner, except that to the extent such value is calculated pursuant to clause (1)(a), (1)(b) or (2), such value shall be multiplied by 97%.

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The following table sets forth the stock price paid, or deemed paid, per share of our common stock in a transaction that constitutes the fundamental change, the effective date and the make-whole premium (expressed as a percentage of liquidation preference) to be paid upon a conversion in connection with a fundamental change:

Value as % of Liquidation Preference

effective date

stock price(l)	December , 2005	January 15, 2006	January 15, 2007	January 15, 2008	January 15, 2009	January 15, 2010	January 15, 2011	Thereafter

(1)	The stock prices set forth in the table will be adjusted as of any date on which the conversion price of the convertible perpetual preferred stock is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjustment divided by a fraction, the numerator of which is the conversion price immediately prior to the adjustment to the conversion price and the denominator of which is the conversion price as so adjusted.

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $ per share (subject to adjustment in the same manner as the stock price) the payment corresponding to row $ will be paid; and

•	if the stock price is less than or equal to $ per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Consolidation, Merger and Sale of Assets

Our amended and restated certificate of incorporation provides that we may, without the consent of the holders of any of the outstanding convertible perpetual preferred stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however, that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of convertible perpetual preferred stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the convertible perpetual preferred stock had immediately prior to such transaction; and (c) certain procedural conditions are met.

Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or

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lease is made, will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of convertible perpetual preferred stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the convertible perpetual preferred stock. This provision does not limit the rights of holders in the event of a fundamental change, including their right to receive the make-whole premium in connection with a conversion.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of convertible perpetual preferred stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We will supply each holder of convertible perpetual preferred stock, upon request, without cost to such holder, copies of such reports or other information.

Book-Entry, Delivery and Form

The Depository Trust Company, or DTC, will act as securities depositary for the convertible perpetual preferred stock. The shares of convertible perpetual preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of convertible perpetual preferred stock, will be issued and deposited with the depositary.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of convertible perpetual preferred stock so long as shares of convertible perpetual preferred stock are represented by global security certificates.

The depositary has advised us as follows: the depository is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

We will issue shares of convertible perpetual preferred stock in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Exchange Act, as amended, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for physical certificates upon request by or on behalf of the depositary in accordance with customary procedures. The amended and restated certificate of incorporation permits us to determine at any time and in our sole discretion that shares of

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convertible perpetual preferred stock shall no longer be represented by global security certificates. The depositary has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security certificate at the request of each depositary participant. We would issue physical certificates in exchange for any such beneficial interests withdrawn.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the shares of convertible perpetual preferred stock represented by those certificates for all purposes under the convertible perpetual preferred stock. All payments on the shares of convertible perpetual preferred stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.

Procedures for conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Replacement of Preferred Stock Certificates

If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed or lost at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed or lost, together with any indemnity that may be required by the transfer agent and us.

We, however, are not required to issue any certificates representing shares of convertible perpetual preferred stock on or after the applicable conversion date. In place of the delivery of a replacement certificate following the applicable conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of the convertible perpetual preferred stock formerly evidenced by the certificate.

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MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership, and disposition of our preferred stock and any common stock received upon its conversion as of the date hereof by holders (as defined below). Except where noted, this discussion deals only with common stock held as capital assets and does not address special situations, such as those of:

•	dealers in securities or currencies,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt entities,

•	insurance companies,

•	persons holding common stock as a part of a hedging, integrated, conversion or

•	constructive sale transaction or a straddle,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons liable for alternative minimum tax,

•	investors in pass-through entities.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion is limited to persons who hold the preferred stock or common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

A “U.S. Holder” of preferred stock or common stock means a holder that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership purchasing common stock, we urge you to consult your own tax advisor.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF PREFERRED STOCK.

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Consequences to U.S. Holders of Preferred Stock or Common Stock

Distributions

The amount of any distribution to you with respect to preferred stock or common stock will be treated as a dividend, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. Federal income tax principles. Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders in taxable years beginning on or before December 31, 2008, may qualify for taxation at lower rates applicable to long-term capital gains provided certain holding period and other requirements are satisfied. Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to make distributions on the preferred stock, the accreted liquidation preference of the preferred stock will increase and such increase may give rise to deemed dividend income to holders of the preferred stock in the amount of all, or a portion of, such increase.

Common Stock Distributions on the Preferred Stock

If the Company pays a distribution on the preferred stock in the form of common stock, such distribution will be taxable for U.S. Federal income tax purposes in the same manner as distributions described above under “Distributions.” The amount of such distribution will equal the fair market value on the distribution date of the common stock distributed to a holder on that date. A holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and such holder’s holding period for such common stock will begin on the day following the distribution date.

Dividends to Corporate Shareholders

In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes (e.g. paid out of our current or accumulated earnings and profits) and is made to a corporate shareholder with respect to the preferred stock or common stock subject to certain limitations and anti-abuse provisions, described below, may qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the preferred stock or the common stock will exceed the amount of our earnings and profits currently or in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on the preferred stock or common stock.

In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

Sale or Other Disposition

Upon a sale, redemption or other disposition of preferred stock or common stock (other than an exchange of preferred stock for common stock pursuant to the conversion privilege which is discussed below), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of

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property you receive on the sale or other disposition and your adjusted tax basis in the preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock, as applicable, is more than one year. Long-term capital gains may qualify for reduced rates under U.S. Federal income tax laws.

If, following a fundamental change, a holder of the preferred stock exercises the option described in “Description of Preferred Stock—Payment Upon Conversion Upon a Fundamental Change” and we elect to satisfy payment in cash, the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as capital gain or loss from the sale or other disposition of the preferred stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

•	your interest in our common and preferred stock is completely terminated as a result of such redemption;

•	your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code).

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is taxable in the same manner as described above under “—Distributions,” and your adjusted tax basis in the redeemed preferred stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

Conversion of Preferred Stock in Exchange for Common Stock and Make-Whole Premium

You generally will not recognize gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution as described above under “Distributions.” The adjusted tax basis of the common stock so acquired (and any fractional share interests treated as received and then exchanged for cash) will be equal to the tax basis of the shares of preferred stock exchanged, and the holding period of the common stock received will include the holding period of the preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after the exchange. You will recognize gain upon receipt of the make-whole premium, if any, in an amount equal to the lesser of (i) the make-whole premium or (ii) the difference between the proceeds received in exchange for your shares of preferred stock (including common stock and the make-whole premium) and your adjusted tax basis in the shares of the preferred stock exchanged.

Adjustment of Conversion Price

Holders of preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion price for the preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock (and not increasing their interest in us or our assets), however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the preferred stock, including, without limitation,

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adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness, cash or assets to our stockholders (including adjustments with respect to distributions to common stockholders in excess of the dividend threshold amount), for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a fundamental change as described under “Description of Preferred Stock” may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under “—Distributions.” Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

Conversion of Preferred Stock After Dividend Record Date

If a holder exercises its right to convert the preferred stock into shares of common stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under “—Distributions” above.

Backup Withholding

Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends (including constructive dividends) paid on, or the proceeds of a sale, exchange or redemption of, preferred stock or common stock unless:

•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury as well as certain other information or otherwise establish an exemption from the backup withholding rules.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders of Preferred or Common Stock

A “Non-U.S. Holder” is a holder, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

•	U.S. expatriates,

•	“controlled foreign corporations,”

•	“passive foreign investment companies,”

•	corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Code.

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

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Dividends

In general, dividends (including constructive dividends) received by you with respect to our preferred stock or common stock will be subject to withholding of U.S. Federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends (including constructive dividends) that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. Federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends (including constructive dividends) received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).

Sale or Other Disposition

As a non-U.S. Holder, you generally will not be subject to U.S. Federal income tax on any gain recognized on the sale, redemption or other disposition of preferred stock or common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the preferred stock or common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are, or have been within the five years preceding your disposition of the preferred stock or common stock, a “United States real property holding corporation,” or a USRPHC, for U.S. Federal income tax purposes.

We believe we currently are not a USRPHC.

Conversion of Preferred Stock in Exchange for Common Stock

You generally will not recognize any gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above under “—Sale or Other Disposition,” and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution, and will be taxable, as described above under “—Dividends,” to you to the extent of our earnings and profits.

Information Reporting and Backup Withholding.

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on preferred stock or common stock.

Dividends (including constructive dividends) on preferred stock or common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable

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certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends (including constructive dividends) paid to that holder and the U.S. federal withholding tax, if any, withheld with respect to those dividends.

Under United States Treasury Regulations, payments on the sale, redemption or redemption of our preferred stock or common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK AND ANY COMMON STOCK RECEIVED UPON ITS CONVERSION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

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UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as representatives and joint book running managers, the following respective numbers of shares of convertible perpetual preferred stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated

Total	2,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of convertible perpetual preferred stock in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase on a pro rata basis up to 375,000 additional shares of convertible perpetual preferred stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of convertible perpetual preferred stock.

The underwriters propose to offer the shares of convertible perpetual preferred stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and
Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $            .

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Lehman Brothers Inc., three of the underwriters, are our affiliates. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720

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requires that the yield on the convertible perpetual preferred stock not be lower than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Citigroup Global Markets Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the convertible perpetual preferred stock, when sold to the public at the public offering price set forth on the cover page of this prospectus, is no lower than that recommended by Citigroup Global Markets Inc. Citigroup Global Markets Inc. will not receive any additional compensation in connection with its acting as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus except that we may (i) issue shares of our common stock and our convertible perpetual preferred stock in the offerings; (ii) issue shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus; (iii) issue shares of our common stock pursuant to the exercise of such options or other equity awards; (iv) issuances of securities (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction; provided that such securities (or such options, warrants or convertible securities) so issued are subject to the terms of a lock-up letter having provisions substantially the same as the lock-up letters described in the next succeeding paragraph, (v) the issuance of securitizes as contemplated by the transaction agreement governing the Combinations; provided that the Company shall cause any securities issued pursuant to this sub-clause (v) to be subject to the lock-up provisions of the next succeeding paragraph; and/or (vi) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in each case subject to no further transfer during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Our officers, directors and shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus except the issuance of securities as contemplated by the transaction agreement governing the Combinations; provided that such securities shall be subject to the lock-up provisions of this paragraph. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the

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expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension. The foregoing agreement does not restrict sales of our common stock in the offering made by the selling shareholder pursuant to the underwriting agreement or sales of common stock acquired in the open market. In addition, it does not restrict transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the “lock-up” and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or a family member; any beneficiary pursuant to a will or laws of descent who will remain subject to the lockup; with respect to any locked-up party that is an investment fund that is a limited partnership, limited liability company or equivalent foreign entity, to any other such entity under the control of the locked-up party or its general partner or managing member; and/or, with respect to Hexion LLC, the partners, members or stockholders of Hexion LLC.

CSFB has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, CSFB would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our convertible perpetual preferred stock has been approved for listing on the New York Stock Exchange under the symbol “HXNPr.”

Each of the underwriters severally represents and agrees that:

•	it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company or the Guarantor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which fade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

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The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

An affiliate of Credit Suisse First Boston LLC is a joint book runner, joint lead arranger and lender under our new senior credit facilities, which we entered into concurrently with the closing of the Combinations. In order to consummate the Bakelite Transaction, an affiliate of Credit Suisse First Boston LLC provided us approximately $128 million as bridge financing and acted as administrative agent and lender in connection with such financing. Credit Suisse First Boston LLC also served as joint book runner and initial purchaser in connection with the offering of the New Floating Rate Notes. We used the proceeds of such offering to repay a portion of the bridge loan facility provided by an affiliate of Credit Suisse First Boston LLC in connection with the Bakelite Transaction. The bridge loan facility was repaid in full upon consummation of the Combinations. Credit Suisse First Boston LLC acted as a joint book runner and initial purchaser in connection with the offering of our Series A Preferred Stock and is a holder of our Series A Preferred Stock. Credit Suisse First Boston LLC is also named as a joint book runner and underwriter in connection with our concurrent initial public offering of common stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock.

Citigroup Global Markets Inc. is a joint book runner and joint lead arranger in connection with our new senior credit facilities and an affiliate of Citigroup Global Markets Inc. is syndication agent and lender under our new senior credit facilities, which we entered into concurrently with the closing of the Combinations. Citigroup Global Markets Inc. is also named as a co-manager, underwriter and qualified independent underwriting in connection with our concurrent initial public offering of common stock.

[ALTERNATE PAGE FOR PREFERRED STOCK PROSPECTUS]

An affiliate of Goldman, Sachs & Co. owns an interest in Hexion LLC of approximately 2%. As a result of this holding, such affiliate of Goldman, Sachs & Co. has a passive, indirect ownership interest in an aggregate of approximately 2% of our outstanding common stock as of September 15, 2005. Goldman, Sachs & Co. acted as a joint book runner and initial purchaser in connection with the offering of our Series A Preferred Stock and is a holder of our Series A Preferred Stock. Goldman, Sachs & Co. is also named as a joint book runner and underwriter in connection with our concurrent initial public offering of common stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock.

Lehman Brothers Inc. acted as a joint book runner and initial purchaser in connection with the offering of our Series A Preferred Stock and is a holder of our Series A Preferred Stock. Lehman Brothers Inc. is also named as a joint book runner and underwriter in connection with our concurrent initial public offering of common stock. We will use all the net proceeds we receive from the offerings to redeem our Series A Preferred Stock.

Morgan Stanley & Co. Incorporated served as a joint book runner and initial purchaser in connection with the offering of the New Floating Rated Notes. Morgan Stanley & Co. Incorporated is also a co-manager and underwriter in connection with our concurrent initial public offering of common stock.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares, that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the convertible perpetual preferred stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares to close out the short position, the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which they may purchase the shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the convertible perpetual preferred stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our convertible perpetual preferred stock or preventing or retarding a decline in the market price of the convertible perpetual preferred stock. As a result the price of our convertible perpetual preferred stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

[ALTERNATE PAGE FOR PREFERRED STOCK PROSPECTUS]

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the ordinary shares being registered hereby. All of such expenses are estimates, other than the filing and quotation fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the New York Stock Exchange.

SEC Registration Fee	94,160
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
New York Stock Exchange Listing Fees
NASD Filing Fee	75,500
Miscellaneous

Total

ITEM 14 INDEMNIFICATION OF DIRECTORS AND OFFICERS

The New Jersey Business Corporation Act provides that a New Jersey corporation has the power to indemnify a director or officer against his or her expenses and liabilities in connection with any proceeding involving the director or officer by reason of his or her being or having been such a director or officer, other than a proceeding by or in the right of the corporation, if such a director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and with respect to any criminal proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

The indemnification and advancement of expenses shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a director or officer may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the director or officer of an improper personal benefit.

The registrant’s Restated Certificate of Incorporation provides that every person who is or was a director or an officer of the corporation shall be indemnified by the corporation to the fullest extent allowed by law, including the indemnification permitted by New Jersey Business Corporation Act §14A:3-5(8), against all liabilities and expenses imposed upon or incurred by that person in connection with any proceeding in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a director or an officer of or of serving or having served in any capacity with any other enterprise at the request of the corporation, whether or not that person is a director or an officer or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred. During the pendency of any such proceeding, the corporation shall, to the fullest extent permitted by law, promptly advance expenses that are incurred, from time to time, by a director or an officer in connection with the proceeding, subject to the receipt by the corporation of an undertaking as required by law.

In addition, the registrant has obtained liability insurance coverage for its directors and officers, which insures against liabilities that directors and officers may incur while acting in such capacities. These policies contain standard exclusions and endorsements.

ITEM 15 RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder, Rule 144A of the Securities Act of 1933, as amended or Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

On December 18, 2002, Resolution Performance Products LLC and RPP Capital Corporation issued an aggregate of $53,000,000 of its 13 1/2% senior subordinated notes due 2010 to a group of placement agents led by Morgan Stanley & Co. Incorporated, Credit Suisse First Boston, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc.

On April 9, 2003, Resolution Performance Products LLC and RPP Capital Corporation issued an aggregate of $175,000,000 of its 9 1/2% senior second secured notes due 2010. On May 22, 2003, RPP issued an additional $25,000,000 of its 9 1/2% senior second secured notes due 2010. In both cases, the senior secured notes were sold to a group of placement agents led by Morgan Stanley & Co. Incorporated, Citigroup Capital Markets Inc., Credit Suisse First Boston LLC and Salomon Smith Barney Inc.

On December 22, 2003, Resolution Performance Products LLC and RPP Capital Corporation issued an aggregate of $140,000,000 of its 8% senior secured notes due 2009 to a group of placement agents led by Morgan Stanley & Co. Incorporated, Citigroup Capital Markets Inc., Credit Suisse First Boston LLC and Salomon Smith Barney Inc.

On August 12, 2004, Borden U.S. Finance Corp. and Borden Nova Scotia, ULC issued an aggregate of $150,000,000 of its second-priority senior secured floating rate notes due 2010 and an aggregate of $325,000,000 of its 9% second-priority senior secured notes due 2014 to a group of initial purchasers led by Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated.

On May 20, 2005, BCI U.S. Finance Corp. and Borden 2 Nova Scotia, ULC, each of wholly-owned finance subsidiary of Hexion sold $150 million of Second-Priority Senior Secured Floating Rate Notes due 2010.

On May 20, 2005, Hexion Escrow Corp., a wholly-owned subsidiary of Hexion sold 14,000,000 shares of Series A Floating Rate Preferred Stock with an aggregate liquidiation value of $350 million.

On June 9, 2002 Borden Chemical sold 111,111 shares of its common stock to Executive Vice President Joseph P. Bevilaqua at a price of $2.25 per share, and granted him options to purchase 105,333 shares of common stock at $2.25 per share, and 529,100 shares of restricted common stock.

In October 2003, Borden Chemical granted options to purchase 3,457,500 shares of its common stock to key employees. On February 1, 2004 Borden Chemical granted options to purchase a total of 330,000 shares of common stock to three key managers. The options vest ratably over five years and have an exercise price of $2.00 per share.

ITEM 16 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement for the Common Stock
1.2*	Form of Underwriting Agreement for the Convertible Perpetual Preferred Stock
2.1***†	Transaction Agreement dated as of April 22, 2005 among RPP Holdings LLC, Resolution Performance Products Inc., Resolution Performance Products LLC, Resolution Specialty Materials Holdings LLC, Resolution Specialty Materials LLC, Lawter International Inc., BHI Acquisition Corp., BHI Merger Sub Inc., and Borden Chemical Inc.
2.2**†	Amended and Restated Master Sale Agreement (US) dated as of November 14, 2000 among Shell Oil Company, Resin Acquisition, LLC and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.1 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))
2.3**†	Amended and Restated SPNV Resins Sale Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.2 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))
2.4**	Assignment and Assumption Agreement dated November 13, 2000 between Resolution Performance Products Inc. and Resolution Performance Products LLC (incorporated by reference to Exhibit 2.3 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))
2.5**	Assignment and Assumption Agreement dated November 14, 2000 between Resin Acquisition, LLC and RPP Holdings LLC (incorporated by reference to Exhibit 2.4 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))
3.1*	Form of Amended and Restated Certificate of Incorporation of Hexion Specialty Chemicals, Inc.
3.2*	Form of Amended Bylaws of Hexion Specialty Chemicals, Inc.
3.3**	Amended and Restated Certificate of Incorporation of Borden Chemical dated January 11, 2005 (incorporated by reference to Exhibit (3)(i) to the Form 10-K filed on March 24, 2005 (File No. 001-00071)).
3.4**	Amended and Restated Bylaws of Borden Chemical dated December 15, 2004 (incorporated by reference to Exhibit (3)(ii) to the Form 10-K filed on March 24, 2005 (File No. 001-00071))
4.1***	Form of Certificate of Common Stock
4.2***	Form of Certificate of Convertible Perpetual Preferred Stock
4.3**	Form of Management Stockholder’s Agreement (incorporated by reference to Exhibit 4.4 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))
4.4**	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 4.5 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))
4.5**	Form of Sale Participation Agreement (incorporated by reference to Exhibit 4.6 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))
4.6**	Registration Rights Agreement, dated January 1, 2002, among Borden Chemical, Borden Holdings, Inc. and BDS Two, Inc. (incorporated by reference to Exhibit 4.7 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))
4.7**	Form of Indenture between the Registrant and The First National Bank of Chicago, as Trustee, dated as of January 15, 1983, as supplemented by the First Supplemental Indenture dated as of March 31, 1986, and the Second Supplemental Indenture, dated as of June 26, 1996, relating to the $200,000,000 8 3/8% Sinking Fund Debentures due 2016, incorporated herein by reference from Exhibits (4)(a) and (b) to Amendment No. 1 to Registration Statement on Form S-3, File No. 33-4381 and Exhibit (4)(iv) to the June 30, 1996, Form 10-Q.

Exhibit Number	Description of Document

4.8**	Form of Indenture between Borden Chemical and The Bank of New York, as Trustee, dated as of December 15, 1987, as supplemented by the First Supplemental Indenture dated as of December 15, 1987, and the Second Supplemental Indenture dated as of February 1, 1993, and the Third Supplemental Indenture dated as of June 26, 1996, (incorporated herein by reference from Exhibits (4)(a) through (d) to Borden Chemical’s Registration Statement on Form S-3, File No. 33-45770 and Exhibit (4)(iii) to the June 30, 1996, Form 10-Q filed on August 14, 1996 (File No. 001-00071)), relating to the following Debentures and Notes:

(a) The $200,000,000 9 1/5% Debentures due 2021.

(b) The $250,000,000 7 7/8% Debentures due 2023.

4.9**	Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical, and Wilmington Trust Company, as Trustee, relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated by reference to Exhibit 4(i) to Borden Chemical’s Form 10-Q filed on November 15, 2004, File No. 001-00071)

4.10**	Indenture, dated as of November 14, 2000, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as trustee, relating to 13 1/2% Senior Subordinated Notes Due 2010 (incorporated by reference to Exhibit 4.1 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

4.11**	Form of 13 1/2% Senior Subordinated Note Due 2010 (included as Exhibit B to Exhibit 4.9)

4.12**	Indenture dated as of April 9, 2003 among Resolution Performance Products LLC, RPP Capital Corporation and Deutsche Bank Trust Company Americas, as trustee, relating to 9 1/2% Senior Second Secured Notes Due 2010 (incorporated by reference to Exhibit 4.6 to Resolution Performance’s Registration Statement on Form S-4 filed on April 25, 2003 (File No. 333-104750))

4.13**	Form of 9 1/2% Senior Second Secured Note due 2010 (included as Exhibit B to Exhibit 4.12)

4.14**	Indenture dated as of December 22, 2003 among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as trustee, relating to 8% Senior Secured Notes due 2009 (incorporated by reference to exhibit 4.11 to Resolution Performance’s Registration Statement on Form S-4 filed on January 20, 2004 (File No. 333-112016))

4.15**	Form of exchange note for the 8% Senior Secured Notes due 2009 (included as Exhibit B to Exhibit 4.14)

4.16***	Indenture dated as of May 20, 2005 among BCI US Finance Corp., Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee, relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010

4.17***	First Supplemental Indenture, dated as of May 31, 2005 among RPP Capital Corporation, Resolution Specialty Materials, LLC, Resolutions’ JV LLC, Lawter International, Inc., Resolution Specialty Materials Capital Corp., Borden Chemical International, Inc., Bakelite North America Holding Company, Bakelite Epoxy Polymers Corporation, Oilfield Technology Group, Inc. and Borden Services Company, as Additional Subsidiary Guarantors, Hexion Specialty Chemicals, Inc., Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC and Wilmington Trust Company, as Trustee to the Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical and Wilmington Trust Company, as Trustee relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014

Exhibit Number	Description of Document

4.18***	Supplemental Indenture dated as of May 31, 2005 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, the guarantors named therein and Wilmington Trust Company, as Trustee to the Indenture dated May 20, 2005 among BCI US Finance Corp. and Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010

4.19***	First Supplemental Indenture dated as of May 31, 2005, among Resolution Performance Products Corp., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of November 14, 2000, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 13 1/2% Senior Subordinated Notes Due 2010

4.20***	First Supplemental Indenture dated as of May 31, 2005, among Resolution Performance Products Corp., RPP Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee, to the Indenture dated as of April 9, 2003, among Resolution Performance Products LLC, RPP Capital Corporation and Deutsche Bank Trust Company Americas, as Trustee, relating to 9 1/2% Senior Second Secured Notes Due 2010

4.21***	First Supplemental Indenture dated as of May 31, 2005, among Resolution Performance Products Corp., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of December 22, 2003, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 8% Senior Secured Notes due 2009

4.22***	Second Supplemental Indenture dated as of May 31, 2005, among Hexion Specialty Chemicals, Inc., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of November 14, 2000, as supplemented, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 13 1/2% Senior Subordinated Notes Due 2010

4.23***	Second Supplemental Indenture dated as of May 31, 2005, among Hexion Specialty Chemicals, Inc., RPP Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee, to the Indenture dated as of April 9, 2003, as supplemented, among Resolution Performance Products LLC, RPP Capital Corporation and Deutsche Bank Trust Company Americas, as Trustee, relating to 9 1/2% Senior Second Secured Notes Due 2010

4.24***	Second Supplemental Indenture dated as of May 31, 2005, among Hexion Specialty Chemicals, Inc., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of December 22, 2003, as supplemented, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 8% Senior Secured Notes due 2009

5.1*	Opinion of Connell Foley LLP

10.1**	Amended and Restated Executive Supplemental Pension Plan, dated as of January, 1996 (incorporated by reference to Exhibit (10)(xiii) to Borden Chemical’s December 31, 1998 Form 10-K filed on March 31, 1999 (File No. 001-00071))

10.2**	Advisory Directors Plan incorporated by reference to Exhibit 10(viii) to Borden Chemical’s 1989 Form 10-K Annual Report.

10.3**	Perquisite Benefits Policy (incorporated by reference to Exhibit (10)(xviii) to Borden Chemical’s December 31, 2001 Form 10-K filed on March 29, 2002 (File No. 001-00071))

10.4**	Master Asset Conveyance and Facility Support Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvi) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

Exhibit Number	Description of Document

10.5**	Environmental Servitude Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvii) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

10.6**	Stock Purchase Agreement dated as of July 5, 2004 among BHI Investment, LLC, BW Holdings LLC, Borden Holdings, Inc. Borden Chemical, Inc. Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit (10)(i) to Borden Chemical’s June 30, 2004 Form 10-Q filed on July 26, 2004 (File No. 001-00071))

10.7**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Craig O. Morrison (incorporated by reference to Exhibit 10(i) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.8**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(ii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.9**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and William H. Carter. (incorporated by reference to Exhibit 10(iii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.10**	BHI Acquisition Corp. 2004 Deferred Compensation Plan (incorporated by reference to Exhibit 10(iv) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.11**	BHI Acquisition Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10(v) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.12**	Investor Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., and The Holders that are parties thereto (incorporated by reference to Exhibit 10(vi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.13**	Registration Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., BHI Investment, LC, and the Management Holders party thereto (incorporated by reference to Exhibit 10(vii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.14**	Amendment No. 1 dated as of August 11, 2004, to the Stock Purchase Agreement dated July 5, 2004 by and among BHI Investment, LLC, Borden Holdings, Inc., Borden Chemical, Inc., Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(viii) to the Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.15**	Management Consulting Agreement dated as of August 12, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10(ix) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.16**	Amended and Restated Loan and Security Agreement dated as of August 12, 2004 among the Company, Borden Chemical Canada, Inc. Borden Chemical UK Limited, Borden Chemical GB Limited, the Lenders named therein, Credit Suisse First Boston, as Agent, and Fleet Capital Corporation, as U.S. Collateral Agent (incorporated by reference to Exhibit 10(x) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071)).

10.17**	Share Purchase Agreement dated October 6, 2004 among RÜTGERS AG, RÜTGERS Bakelite Projekt GmbH, National Borden Chemical Germany GmbH, and Borden Chemical, Inc. (incorporated by reference to Exhibit 10(xi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

Exhibit Number	Description of Document

10.18**	Secured Promissory Note dated August 10, 2001 from Jeffrey M. Nodland to Resolution Performance Product LLC (incorporated by reference to Exhibit 10.2 to Resolution Performance’s September 30, 2004 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.19**	Pledge Agreement dated August 10, 2001 between Jeffrey M. Nodland and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.3 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.20**	Secured Promissory Note dated June 18, 2001 from Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.4 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.21**	Pledge Agreement dated June 18, 2001 between Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.5 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.22**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.13 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.23**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Internationale Research Maatschappij B.V. and Shell Epoxy Resins Research B.V (incorporated by reference to Exhibit 10.14 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170)).

10.24**	Management Consulting Agreement dated as of November 14, 2000 among Resolution Performance Products LLC and Apollo Management IV, L.P. (incorporated by reference to Exhibit 10.18 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.25**	First Amended and Restated Deer Park Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.19 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.26**	First Amended and Restated Norco Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.20 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.27**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.21 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.28**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Chemie B.V. (incorporated by reference to Exhibit 10.22 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.29**	Deer Park Ground Lease and Grant of Easements dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.23 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

Exhibit Number	Description of Document

10.30**	Norco Ground Lease and Grant of Servitudes dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.24 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.31**	Amended and Restated Agreement of Sub—Lease (Pernis) dated as of November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.25 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.32**	Resolution Performance Products Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.26 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.33**	Resolution Performance Products Inc. 2000 Non—Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.27 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.34***	Amended and Restated Resolution Performance Products, Inc. Restricted Unit Plan

10.35**	Amendment No. 1 dated March 15, 2002 to the Management Consulting Agreement dated November 14, 2000 between Resolution Performance Products LLC, a Delaware corporation, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit 10.1 to Resolution Performance’s March 31, 2002 Form 10–Q filed on May 8, 2002 (File No. 333-57170))

10.36**	Amendment No. 2 dated as of January 1, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC, a Delaware limited liability company, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.43 to Resolution Performance’s Amendment No. 1 to Registration Statement on Form S-4 filed on February 12, 2003 (File No. 333-57170))

10.37**	Amendment No. 3 dated February 17, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.50 to Resolution Performance’s December 31, 2002 Form 10–K filed on March 25, 2003 (File No. 333-57170))

10.38**	Employment Agreement dated as of May 10, 2004 by and between Resolution Performance Products LLC, and David S. Graziosi (incorporated by reference to Exhibit 10.3 to Resolution Performance’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2004 (file No. 333-571701))

10.39**	Letter Agreement dated December 3, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10.10 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.40**	Form of Non-Qualified Stock Option Agreement between BHI Acquisition Corp. and certain optionees (incorporated by reference to Exhibit 10.12 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.41**	Terms of employment dated November 9, 2004 between Judy A. Sonnett and Borden Chemical, Inc. (incorporated by reference to Exhibit 10.9 to Borden Chemical’s form 10-K filed on March 24, 2005 (File No. 001-00071))

10.42***	Credit Agreement dated as of August 2, 2004 among Resolution Specialty Materials Inc., Resolution Specialty Materials LLC, the various lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bear Stearns Corporate Lending Inc., as Syndication Agent.

Exhibit Number	Description of Document

10.43**	Credit Agreement dated as of January 24, 2005 among Resolution Performance Products Inc., Resolution Performance Products LLC, RPP Capital Corporation, Resolution Europe B.V., the various lender parties thereto, General Electric Capital Corporation, as a US Lender, Initial US L/C Issuer, Collateral Agent and as US Agent, and GE Leveraged Loans Limited, as Netherlands Agent, Netherlands L/C Issuer, Netherlands Security Trustee and a Netherlands Lender (incorporated by reference to Exhibit 10.1 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.44**	US Guaranty dated as of January 24, 2005 among Resolution Performance Products Inc., RPP Capital Corporation and General Electric Capital Corporation, on behalf of itself and US Lenders (incorporated by reference to Exhibit 10.2 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.45**	Second Amended and Restated Security Agreement dated as of January 24, 2005, by and among Resolution Performance Products Inc., Resolution Performance Products LLC, RPP Capital Corporation and General Electric Capital Corporation, on behalf of itself and Secured Creditors (incorporated by reference to Exhibit 10.3 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.46**	Second Amended and Restated Pledge Agreement dated as of January 24, 2005, by and among Resolution Performance Products Inc., Resolution Performance Products LLC, RPP Capital Corporation and General Electric Capital Corporation as Collateral Agent, on behalf of itself a Secured Creditors (incorporated by reference to Exhibit 10.4 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.47**	Amended and Restated Intercreditor Agreement dated as of January 24, 2005, among General Electric Capital Corporation as Collateral Agent for the benefit of the First Lien Creditors, General Electric Capital Corporation, as Administrative Agent for the Benefit of the Bank Lender Creditors, and The Bank of New York, as trustee for its benefit and the benefit of the holders from time to time of the Additional Senior Secured Notes, and acknowledged and agreed to by the US Credit Parties from time to time party hereto (incorporated by reference to Exhibit 10.5 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.48**	First Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.6 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.49**	Second Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.7 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.50**	Indemnity Agreement dated as of March 29, 2005, among Resolution Performance Products Inc., Resolution Performance Products LLC and the indemnified party, Carl S. Stutts (incorporated by reference to Exhibit 10.73 to Resolution Performance’s Annual Report on Form 10-K for the Year ended December 31, 2004 (File No. 333-571701))

10.51***	Resolution Specialty Materials Inc. 2004 Stock Option Plan

10.52***	Form of Nonqualified Stock Option Agreement for Resolution Specialty Materials Inc. 2004 Stock Option Plan

10.53***	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Stock Option Plan

10.54***	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Non-Employee Director Stock Option Plan

Exhibit Number	Description of Document

10.55**	Terms of employment dated January 21, 2005 between Sarah R. Coffin and the Company (incorporated by reference to Exhibit (10) to Borden Chemical’s Current Report on Form 8-K dated February 14, 2005 (File No. 001-00071)).

10.56	Employment Agreement dated December 14, 2004 between Resolution Speciality Materials LLC and Jeffrey M. Nodland.

10.57**	Terms of employment dated December 31, 2003 between C.H. Morton and the Company (incorporated by reference to Exhibit 10(x) to Borden Chemical’s Annual Report on Form 10-K for the Year ended December 31, 2004 (File No. 001-00071)).

10.58***	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger

10.59***	Consulting Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger

10.60***	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Layle K. Smith

10.61***	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Mark S. Antonvich

10.62***	Amended and Restated Investor Rights Agreement dated as of May 31, 2005 between Hexion LLC, Hexion Specialty Chemicals, Inc. and the holders that are party thereto

10.63***	Registration Rights Agreement dated as of May 31, 2005 between Hexion Specialty Chemicals, Inc. and Hexion LLC

10.64***	Management Consulting Agreement dated as of May 31, 2005 between Resolution Specialty Materials LLC and Apollo Management IV, L.P.

10.65***	Amended and Restated Consulting Agreement dated as of May 31, 2005 between Borden Chemical, Inc. and Apollo Management V, L.P.

10.66***	Management Services Termination Agreement dated as of May 31, 2005 between Resolution Performance Products, LLC and Apollo Management IV, L.P.

10.67***†	Credit Agreement dated as of May 31, 2005 among Hexion LLC, Hexion Specialty Chemicals, Inc., Borden Chemical Canada, Inc., Resolution Europe B.V., Borden Chemical GB Limited, Borden Chemical UK Limited, Bakelite AG, the various lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Citicorp North America, Inc., as Syndication Agent, Credit Suisse, as Documentation Agent, and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Credit Suisse, as Joint Lead Arrangers and Joint Bookrunners

10.68***	Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan Chase Bank, N.A., as Intercreditor Agent, Wilmington Trust Company, as New Trustee, Hexion LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto

10.69***	Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan Chase Bank, N.A., as Collateral Agent, and acknowledged and agreed to by Hexion LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto

10.70***	Registration Rights Agreement dated as of May 20, 2005, among Hexion Specialty Chemicals, Inc. and Credit Suisse First Boston LLC, Goldman, Sachs & Co., Lehman Brothers, Inc., Lehman Commercial Paper Inc. and J.P. Morgan Securities Inc., as Initial Purchasers

Exhibit Number	Description of Document

10.71***	Registration Rights Agreement dated as of May 20, 2005, among BCI US Finance Corp., Borden 2 Nova Scotia Finance ULC, as Issuers, Hexion Specialty Chemicals, Inc., and Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers

10.72**	Form Offer Letter (incorporated by reference to Exhibit 10 to Borden Chemical’s March 31, 2004 10-Q filed on May 13, 2004 (File No. 001-00071))

10.73**	Borden Chemical, Inc. 2005 Management Incentive Plan (incorporated by reference to Exhibit 10(v).1 to Borden Chemical’s December 31, 2004 10-K/A filed on August 23, 2005 (File No. 001-00071))

10.74***	Long-Term Value Creation Reward Program

10.75*	Hexion 2005 Long-Term Incentive Plan

10.76*	Structuring Fee Agreement

12.1	Statement regarding computation of ratios

21.1	List of Subsidiaries of the registrant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.4	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

24.1***	Powers of Attorney of the directors and officers of the registrant

99.1***	Consent of Marvin O. Schlanger

99.2***	Consent of Nigel D. T. Andrews

99.3***	Consent of David C. House

*	To be filed by amendment
**	Incorporated by reference
***	Previously filed
†	The schedules and exhibits to these agreements are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

(b) Financial Statement Schedules

HEXION SPECIALTY CHEMICALS, INC.

Schedule II – Valuation and Qualifying Accounts

	Balance December 31, 2001	Charged to Expense	Write- offs	Balance December 31, 2002
Allowance for doubtful accounts	$3	$—	$1	$2

	Balance December 31, 2002	Charged to Expense	Write- offs	Balance December 31, 2003
Allowance for doubtful accounts	$2	$1	$—	$3

	Balance December 31, 2003	Addition of RSM balance at August 1, 2004	Addition of BCI balance at August 12, 2004	Charged to Expense	Write- offs	Balance December 31, 2004
Allowance for doubtful accounts	$3	$3	$13	$1	$5	$15

To the Board of Directors

and Shareholder of Borden Chemical, Inc.:

We have audited the consolidated financial statements of Borden Chemical, Inc. (effective August 12, 2004, a wholly owned subsidiary of BHI Acquisition Corp., which is a majority owned subsidiary of BHI Investment, LLC; prior to August 12, 2004, a majority-owned subsidiary of Borden Holdings, Inc.) and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 19, 2004, except for Note 24 as to which the date is August 5, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption in 2002 of Statement of Financial Accounting Standards No. 142); such financial statements and report are included elsewhere in this registration statement. Our audits also included the financial statement schedule of Borden Chemical, Inc. and subsidiaries, listed in Item 16 of this registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Columbus, Ohio

March 19, 2004

BORDEN CHEMICAL, INC.

Schedule II – Valuation and Qualifying Accounts

	Balance December 31, 2000	Charged to Expense	Write-offs	Balance December 31, 2001
Allowance for doubtful accounts	$13	$5	$(1)	$17

	Balance December 31, 2001	Charged to Expense	Write-offs	Balance December 31, 2002
Allowance for doubtful accounts	$17	$(1)	$(4)	$12

	Balance December 31, 2002	Charged to Expense	Write-offs	Balance December 31, 2003
Allowance for doubtful accounts	$12	$2	$0	$14

ITEM 17 UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes the following:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Columbus, Ohio, on November 21, 2005.

Hexion Specialty Chemicals, Inc.

By:	/S/ WILLIAM H. CARTER
Name:	William H. Carter
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Craig O. Morrison	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 21, 2005

* William H. Carter	Director, Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 21, 2005

* Joshua J. Harris	Director	November 21, 2005

* Robert V. Seminara	Director	November 21, 2005

* Scott M. Kleinman	Director	November 21, 2005

* Marvin O. Schlanger	Director, Vice Chairman	November 21, 2005

* Jordan C. Zaken	Director	November 21, 2005

*By:	/S/ WILLIAM H. CARTER	November 21, 2005

William H. Carter Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement for the Common Stock

1.2*	Form of Underwriting Agreement for the Convertible Perpetual Preferred Stock

2.1***†	Transaction Agreement dated as of April 22, 2005 among RPP Holdings LLC, Resolution Performance Products Inc., Resolution Performance Products LLC, Resolution Specialty Materials Holdings LLC, Resolution Specialty Materials LLC, Lawter International Inc., BHI Acquisition Corp., BHI Merger Sub Inc., and Borden Chemical Inc.

2.2**†	Amended and Restated Master Sale Agreement (US) dated as of November 14, 2000 among Shell Oil Company, Resin Acquisition, LLC and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.1 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.3**†	Amended and Restated SPNV Resins Sale Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.2 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.4**	Assignment and Assumption Agreement dated November 13, 2000 between Resolution Performance Products Inc. and Resolution Performance Products LLC (incorporated by reference to Exhibit 2.3 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.5**	Assignment and Assumption Agreement dated November 14, 2000 between Resin Acquisition, LLC and RPP Holdings LLC (incorporated by reference to Exhibit 2.4 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

3.1*	Form of Amended and Restated Certificate of Incorporation of Hexion Specialty Chemicals, Inc.

3.2*	Form of Amended Bylaws of Hexion Specialty Chemicals, Inc.

3.3**	Amended and Restated Certificate of Incorporation of Borden Chemical dated January 11, 2005 (incorporated by reference to Exhibit (3)(i) to the Form 10-K filed on March 24, 2005 (File No. 001-00071)).

3.4**	Amended and Restated Bylaws of Borden Chemical dated December 15, 2004 (incorporated by reference to Exhibit (3)(ii) to the Form 10-K filed on March 24, 2005 (File No. 001-00071))

4.1***	Form of Certificate of Common Stock

4.2***	Form of Certificate of Convertible Perpetual Preferred Stock

4.3**	Form of Management Stockholder’s Agreement (incorporated by reference to Exhibit 4.4 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))

4.4**	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 4.5 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))

4.5**	Form of Sale Participation Agreement (incorporated by reference to Exhibit 4.6 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))

4.6**	Registration Rights Agreement, dated January 1, 2002, among Borden Chemical, Borden Holdings, Inc. and BDS Two, Inc. (incorporated by reference to Exhibit 4.7 to Borden Chemical’s Form S-8 filed on October 3, 2003 (File No. 333-109490))

4.7**	Form of Indenture between the Registrant and The First National Bank of Chicago, as Trustee, dated as of January 15, 1983, as supplemented by the First Supplemental Indenture dated as of March 31, 1986, and the Second Supplemental Indenture, dated as of June 26, 1996, relating to the $200,000,000 8 3/8% Sinking Fund Debentures due 2016, incorporated herein by reference from Exhibits (4)(a) and (b) to Amendment No. 1 to Registration Statement on Form S-3, File No. 33-4381 and Exhibit (4)(iv) to the June 30, 1996, Form 10-Q.

1

Exhibit Number	Description of Document
4.8**	Form of Indenture between Borden Chemical and The Bank of New York, as Trustee, dated as of December 15, 1987, as supplemented by the First Supplemental Indenture dated as of December 15, 1987, and the Second Supplemental Indenture dated as of February 1, 1993, and the Third Supplemental Indenture dated as of June 26, 1996, (incorporated herein by reference from Exhibits (4)(a) through (d) to Borden Chemical’s Registration Statement on Form S-3, File No. 33-45770 and Exhibit (4)(iii) to the June 30, 1996, Form 10-Q filed on August 14, 1996 (File No. 001-00071)), relating to the following Debentures and Notes:

(a) The $200,000,000 9 1/5% Debentures due 2021.

(b) The $250,000,000 7 7/8% Debentures due 2023.

4.9**	Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical, and Wilmington Trust Company, as Trustee, relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014. (incorporated by reference to Exhibit 4(i) to Borden Chemical’s Form 10-Q filed on November 15, 2004, File No. 001-00071)

4.10**	Indenture, dated as of November 14, 2000, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as trustee, relating to 13 1/2% Senior Subordinated Notes Due 2010 (incorporated by reference to Exhibit 4.1 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

4.11**	Form of 13 1/2% Senior Subordinated Note Due 2010 (included as Exhibit B to Exhibit 4.9)

4.12**	Indenture dated as of April 9, 2003 among Resolution Performance Products LLC, RPP Capital Corporation and Deutsche Bank Trust Company Americas, as trustee, relating to 9 1/2% Senior Second Secured Notes Due 2010 (incorporated by reference to Exhibit 4.6 to Resolution Performance’s Registration Statement on Form S-4 filed on April 25, 2003 (File No. 333-104750))

4.13**	Form of 9 1/2% Senior Second Secured Note due 2010 (included as Exhibit B to Exhibit 4.12)

4.14**	Indenture dated as of December 22, 2003 among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as trustee, relating to 8% Senior Secured Notes due 2009 (incorporated by reference to exhibit 4.11 to Resolution Performance’s Registration Statement on Form S-4 filed on January 20, 2004 (File No. 333-112016))

4.15**	Form of exchange note for the 8% Senior Secured Notes due 2009 (included as Exhibit B to Exhibit 4.14)

4.16***	Indenture dated as of May 20, 2005 among BCI US Finance Corp., Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee, relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010

4.17***	First Supplemental Indenture, dated as of May 31, 2005 among RPP Capital Corporation, Resolution Specialty Materials, LLC, Resolutions’ JV LLC, Lawter International, Inc., Resolution Specialty Materials Capital Corp., Borden Chemical International, Inc., Bakelite North America Holding Company, Bakelite Epoxy Polymers Corporation, Oilfield Technology Group, Inc. and Borden Services Company, as Additional Subsidiary Guarantors, Hexion Specialty Chemicals, Inc., Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC and Wilmington Trust Company, as Trustee to the Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical and Wilmington Trust Company, as Trustee relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014

2

Exhibit Number	Description of Document
4.18***	Supplemental Indenture dated as of May 31, 2005 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, the guarantors named therein and Wilmington Trust Company, as Trustee to the Indenture dated May 20, 2005 among BCI US Finance Corp. and Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010

4.19***	First Supplemental Indenture dated as of May 31, 2005, among Resolution Performance Products Corp., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of November 14, 2000, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 13 1/2% Senior Subordinated Notes Due 2010

4.20***	First Supplemental Indenture dated as of May 31, 2005, among Resolution Performance Products Corp., RPP Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee, to the Indenture dated as of April 9, 2003, among Resolution Performance Products LLC, RPP Capital Corporation and Deutsche Bank Trust Company Americas, as Trustee, relating to 9 1/2% Senior Second Secured Notes Due 2010

4.21***	First Supplemental Indenture dated as of May 31, 2005, among Resolution Performance Products Corp., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of December 22, 2003, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 8% Senior Secured Notes due 2009

4.22***	Second Supplemental Indenture dated as of May 31, 2005, among Hexion Specialty Chemicals, Inc., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of November 14, 2000, as supplemented, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 13 1/2% Senior Subordinated Notes Due 2010

4.23***	Second Supplemental Indenture dated as of May 31, 2005, among Hexion Specialty Chemicals, Inc., RPP Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee, to the Indenture dated as of April 9, 2003, as supplemented, among Resolution Performance Products LLC, RPP Capital Corporation and Deutsche Bank Trust Company Americas, as Trustee, relating to 9 1/2% Senior Second Secured Notes Due 2010

4.24***	Second Supplemental Indenture dated as of May 31, 2005, among Hexion Specialty Chemicals, Inc., RPP Capital Corporation, the guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of December 22, 2003, as supplemented, among Resolution Performance Products LLC, RPP Capital Corporation and The Bank of New York, as Trustee, relating to 8% Senior Secured Notes due 2009

5.1*	Opinion of Connell Foley LLP

10.1**	Amended and Restated Executive Supplemental Pension Plan, dated as of January, 1996 (incorporated by reference to Exhibit (10)(xiii) to Borden Chemical’s December 31, 1998 Form 10-K filed on March 31, 1999 (File No. 001-00071))

10.2**	Advisory Directors Plan incorporated by reference to Exhibit 10(viii) to Borden Chemical’s 1989 Form 10-K Annual Report.

10.3**	Perquisite Benefits Policy (incorporated by reference to Exhibit (10)(xviii) to Borden Chemical’s December 31, 2001 Form 10-K filed on March 29, 2002 (File No. 001-00071))

10.4**	Master Asset Conveyance and Facility Support Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvi) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

3

Exhibit Number	Description of Document

10.5**	Environmental Servitude Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvii) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))
10.6**	Stock Purchase Agreement dated as of July 5, 2004 among BHI Investment, LLC, BW Holdings LLC, Borden Holdings, Inc. Borden Chemical, Inc. Craig O. Morrison and Joseph P. Bevilaqua. (incorporated by reference to Exhibit (10)(i) to Borden Chemical’s June 30, 2004 Form 10-Q filed on July 26, 2004 (File No. 001-00071))

10.7**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Craig O. Morrison (incorporated by reference to Exhibit 10(i) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.8**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(ii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.9**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and William H. Carter. (incorporated by reference to Exhibit 10(iii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.10**	BHI Acquisition Corp. 2004 Deferred Compensation Plan (incorporated by reference to Exhibit 10(iv) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.11**	BHI Acquisition Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10(v) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.12**	Investor Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., and The Holders that are parties thereto (incorporated by reference to Exhibit 10(vi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.13**	Registration Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., BHI Investment, LC, and the Management Holders party thereto (incorporated by reference to Exhibit 10(vii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.14**	Amendment No. 1 dated as of August 11, 2004, to the Stock Purchase Agreement dated July 5, 2004 by and among BHI Investment, LLC, Borden Holdings, Inc., Borden Chemical, Inc., Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(viii) to the Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.15**	Management Consulting Agreement dated as of August 12, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10(ix) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.16**	Amended and Restated Loan and Security Agreement dated as of August 12, 2004 among the Company, Borden Chemical Canada, Inc. Borden Chemical UK Limited, Borden Chemical GB Limited, the Lenders named therein, Credit Suisse First Boston, as Agent, and Fleet Capital Corporation, as U.S. Collateral Agent (incorporated by reference to Exhibit 10(x) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071)).

10.17**	Share Purchase Agreement dated October 6, 2004 among RÜTGERS AG, RÜTGERS Bakelite Projekt GmbH, National Borden Chemical Germany GmbH, and Borden Chemical, Inc. (incorporated by reference to Exhibit 10(xi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

4

Exhibit Number	Description of Document
10.18**	Secured Promissory Note dated August 10, 2001 from Jeffrey M. Nodland to Resolution Performance Product LLC (incorporated by reference to Exhibit 10.2 to Resolution Performance’s September 30, 2004 Form 10-Q filed on November 14, 2001 (File No. 333-57170))

10.19**	Pledge Agreement dated August 10, 2001 between Jeffrey M. Nodland and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.3 to Resolution Performance’s September 30, 2001 Form 10-Q filed on November 14, 2001 (File No. 333-57170))

10.20**	Secured Promissory Note dated June 18, 2001 from Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.4 to Resolution Performance’s September 30, 2001 Form 10-Q filed on November 14, 2001 (File No. 333-57170))

10.21**	Pledge Agreement dated June 18, 2001 between Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.5 to Resolution Performance’s September 30, 2001 Form 10-Q filed on November 14, 2001 (File No. 333-57170))

10.22**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.13 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.23**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Internationale Research Maatschappij B.V. and Shell Epoxy Resins Research B.V (incorporated by reference to Exhibit 10.14 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170)).

10.24**	Management Consulting Agreement dated as of November 14, 2000 among Resolution Performance Products LLC and Apollo Management IV, L.P. (incorporated by reference to Exhibit 10.18 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.25**	First Amended and Restated Deer Park Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.19 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.26**	First Amended and Restated Norco Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.20 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.27**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.21 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.28**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Chemie B.V. (incorporated by reference to Exhibit 10.22 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.29**	Deer Park Ground Lease and Grant of Easements dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.23 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

5

Exhibit Number	Description of Document

10.30**	Norco Ground Lease and Grant of Servitudes dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.24 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))
10.31**	Amended and Restated Agreement of Sub—Lease (Pernis) dated as of November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.25 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.32**	Resolution Performance Products Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.26 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.33**	Resolution Performance Products Inc. 2000 Non—Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.27 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.34***	Amended and Restated Resolution Performance Products, Inc. Restricted Unit Plan

10.35**	Amendment No. 1 dated March 15, 2002 to the Management Consulting Agreement dated November 14, 2000 between Resolution Performance Products LLC, a Delaware corporation, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit 10.1 to Resolution Performance’s March 31, 2002 Form 10-Q filed on May 8, 2002 (File No. 333-57170))

10.36**	Amendment No. 2 dated as of January 1, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC, a Delaware limited liability company, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.43 to Resolution Performance’s Amendment No. 1 to Registration Statement on Form S-4 filed on February 12, 2003 (File No. 333-57170))

10.37**	Amendment No. 3 dated February 17, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.50 to Resolution Performance’s December 31, 2002 Form 10-K filed on March 25, 2003 (File No. 333-57170))

10.38**	Employment Agreement dated as of May 10, 2004 by and between Resolution Performance Products LLC, and David S. Graziosi (incorporated by reference to Exhibit 10.3 to Resolution Performance’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2004 (file No. 333-571701))

10.39**	Letter Agreement dated December 3, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10.10 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.40**	Form of Non-Qualified Stock Option Agreement between BHI Acquisition Corp. and certain optionees (incorporated by reference to Exhibit 10.12 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.41**	Terms of employment dated November 9, 2004 between Judy A. Sonnett and Borden Chemical, Inc. (incorporated by reference to Exhibit 10.9 to Borden Chemical’s form 10-K filed on March 24, 2005 (File No. 001-00071))

10.42***	Credit Agreement dated as of August 2, 2004 among Resolution Specialty Materials Inc., Resolution Specialty Materials LLC, the various lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, and Bear Stearns Corporate Lending Inc., as Syndication Agent.

6

Exhibit Number	Description of Document

10.43**	Credit Agreement dated as of January 24, 2005 among Resolution Performance Products Inc., Resolution Performance Products LLC, RPP Capital Corporation, Resolution Europe B.V., the various lender parties thereto, General Electric Capital Corporation, as a US Lender, Initial US L/C Issuer, Collateral Agent and as US Agent, and GE Leveraged Loans Limited, as Netherlands Agent, Netherlands L/C Issuer, Netherlands Security Trustee and a Netherlands Lender (incorporated by reference to Exhibit 10.1 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.44**	US Guaranty dated as of January 24, 2005 among Resolution Performance Products Inc., RPP Capital Corporation and General Electric Capital Corporation, on behalf of itself and US Lenders (incorporated by reference to Exhibit 10.2 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.45**	Second Amended and Restated Security Agreement dated as of January 24, 2005, by and among Resolution Performance Products Inc., Resolution Performance Products LLC, RPP Capital Corporation and General Electric Capital Corporation, on behalf of itself and Secured Creditors (incorporated by reference to Exhibit 10.3 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))
10.46**	Second Amended and Restated Pledge Agreement dated as of January 24, 2005, by and among Resolution Performance Products Inc., Resolution Performance Products LLC, Resolution Performance Capital Corporation and General Electric Capital Corporation as Collateral Agent, on behalf of itself a Secured Creditors (incorporated by reference to Exhibit 10.4 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.47**	Amended and Restated Intercreditor Agreement dated as of January 24, 2005, among General Electric Capital Corporation as Collateral Agent for the benefit of the First Lien Creditors, General Electric Capital Corporation, as Administrative Agent for the Benefit of the Bank Lender Creditors, and The Bank of New York, as trustee for its benefit and the benefit of the holders from time to time of the Additional Senior Secured Notes, and acknowledged and agreed to by the US Credit Parties from time to time party hereto (incorporated by reference to Exhibit 10.5 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.48**	First Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.6 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.49**	Second Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.7 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.50**	Indemnity Agreement dated as of March 29, 2005, among Resolution Performance Products Inc., Resolution Performance Products LLC and the indemnified party, Carl S. Stutts (incorporated by reference to Exhibit 10.73 to Resolution Performance’s Annual Report on Form 10-K for the Year ended December 31, 2004 (File No. 333-571701))

10.51***	Resolution Specialty Materials Inc. 2004 Stock Option Plan

10.52***	Form of Nonqualified Stock Option Agreement for Resolution Specialty Materials Inc. 2004 Stock Option Plan

10.53***	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Stock Option Plan

10.54***	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Non-Employee Director Stock Option Plan

7

Exhibit Number	Description of Document

10.55**	Terms of employment dated January 21, 2005 between Sarah R. Coffin and the Company (incorporated by reference to Exhibit (10) to Borden Chemical’s Current Report on Form 8-K dated February 14, 2005 (File No. 001-00071)).

10.56	Employment Agreement dated December 14, 2004 between Resolution Specialty Materials LLC and Jeffrey M. Nodland.

10.57**	Terms of employment dated December 31, 2003 between C.H. Morton and the Company (incorporated by reference to Exhibit 10(x) to Borden Chemical’s Annual Report on Form 10-K for the Year ended December 31, 2004 (File No. 001-00071)).

10.58***	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger

10.59***	Consulting Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger

10.60***	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Layle K. Smith

10.61***	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Mark S. Antonvich

10.62***	Amended and Restated Investor Rights Agreement dated as of May 31, 2005 between Hexion LLC, Hexion Specialty Chemicals, Inc. and the holders that are party thereto

10.63***	Registration Rights Agreement dated as of May 31, 2005 between Hexion Specialty Chemicals, Inc. and Hexion LLC

10.64***	Management Consulting Agreement dated as of May 31, 2005 between Resolution Specialty Materials LLC and Apollo Management IV, L.P.

10.65***	Amended and Restated Consulting Agreement dated as of May 31, 2005 between Borden Chemical, Inc. and Apollo Management V, L.P.

10.66***	Management Services Termination Agreement dated as of May 31, 2005 between Resolution Performance Products, LLC and Apollo Management IV, L.P.

10.67***†

Credit Agreement dated as of May 31, 2005 among Hexion LLC, Hexion Specialty Chemicals, Inc.,

Borden Chemical Canada, Inc., Resolution Europe B.V., Borden Chemical GB Limited, Borden

Chemical UK Limited, Bakelite AG, the various lenders party thereto, JPMorgan Chase Bank,

N.A., as Administrative Agent, Citicorp North America, Inc., as Syndication Agent, Credit Suisse,

as Documentation Agent, and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Credit

Suisse, as Joint Lead Arrangers and Joint Bookrunners

10.68***

Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan

Chase Bank, N.A., as Intercreditor Agent, Wilmington Trust Company, as New Trustee, Hexion

LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc.

party thereto

10.69***

Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan

Chase Bank, N.A., as Collateral Agent, and acknowledged and agreed to by Hexion LLC, Hexion

Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto.

10.70***

Registration Rights Agreement dated as of May 20, 2005, among Hexion Specialty Chemicals, Inc.

and Credit Suisse First Boston LLC, Goldman, Sachs & Co., Lehman Brothers, Inc., Lehman

Commercial Paper Inc. and J.P. Morgan Securities Inc., as Initial Purchasers

8

Exhibit Number	Description of Document

10.71***

Registration Rights Agreement dated as of May 20, 2005, among BCI US Finance Corp., Borden 2

Nova Scotia Finance ULC, as Issuers, Hexion Specialty Chemicals, Inc., and Credit Suisse First

Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Initial

Purchasers

10.72**	Form Offer Letter (incorporated by reference to Exhibit 10 to Borden Chemical’s March 31, 2004 10-Q filed on May 13, 2004 (File No. 001-00071))

10.73**	Borden Chemical, Inc. 2005 Management Incentive Plan (incorporated by reference to Exhibit 10(v).1 to Borden Chemical’s December 31, 2004 10-K/A filed on August 23, 2005 (File No. 001-00071))

10.74***	Long-Term Value Creation Reward Program

10.75*	Hexion 2005 Long-Term Incentive Plan

10.76*	Structuring Fee Agreement

12.1	Statement regarding computation of Ratios

21.1	List of Subsidiaries of the registrant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.4	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

24.1***	Powers of Attorney of the directors and officers of the registrant

99.1***	Consent of Marvin O. Schlanger

99.2***	Consent of Nigel D. T. Andrews

99.3***	Consent of David C. House

*	To be filed by amendment
**	Incorporated by reference
***	Previously filed
†	The schedules and exhibits to these agreements are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

9